As filed with the Securities and Exchange Commission on September 20, 2013

Registration No. 333-190052

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Amendment No. 2

to

Form S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Extended Stay America, Inc. (Exact name of registrant as specified in its charter)	ESH Hospitality, Inc.* (Exact name of registrant as specified in its charter)

Delaware	Delaware
(State or other jurisdiction of incorporation or organization)	(State or other jurisdiction of incorporation or organization)

7011	6798
(Primary Standard Industrial Classification Code Number)	(Primary Standard Industrial Classification Code Number)

46-3140312	27-3559821
(I.R.S. Employer Identification Number)	(I.R.S. Employer Identification Number)

11525 N. Community House Road, Suite 100

Charlotte, North Carolina 28277

(980) 345-1600

(Address, including zip code, and telephone number, including area code, of registrants’ principal executive offices)

Ross W. McCanless, Esq.

Chief Legal Officer

11525 N. Community House Road, Suite 100

Charlotte, North Carolina 28277

(980) 345-1600

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Stuart H. Gelfond, Esq. Paul D. Tropp, Esq. Fried, Frank, Harris, Shriver & Jacobson LLP One New York Plaza New York, New York 10004 (212) 859-8000	David J. Goldschmidt, Esq. Laura A. Kaufmann Belkhayat, Esq. Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, New York 10036 (212) 735-3000

* This registrant is currently a Delaware limited liability company named ESH Hospitality LLC and will be converted into a Delaware corporation and renamed prior to the completion of the offering.

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Propose Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)
Common Stock, par value $0.01 per share, of Extended Stay America, Inc. and Class B Common Stock, par value $0.01 per share, of ESH Hospitality, Inc., which are attached and trade together as a Share	$100,000,000	$13,640

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) of the Securities Act of 1933, as amended.
(2)	Includes the offering price of Shares that may be purchased by the underwriters upon the exercise of their over-allotment option. See “Underwriting.”
(3)	Previously paid.

The Registrants hereby amend this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrants shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, Dated September 20, 2013

            Shares

Extended Stay America, Inc.

ESH Hospitality, Inc.

This is our initial public offering. We are offering             shares of paired common stock, each comprised of one share of common stock of Extended Stay America, Inc. and one share of Class B common stock of ESH Hospitality, Inc., which are attached and trade together. We refer to these paired shares collectively in this prospectus as the “Shares.”

ESH Hospitality, Inc. has elected and intends to continue to qualify to be taxed as a real estate investment trust, or REIT, for U.S. federal income tax purposes. The Shares offered by this prospectus are subject to restrictions on ownership and transfer that are intended to, among other purposes, assist us in qualifying for and maintaining ESH Hospitality, Inc.’s qualification as a REIT. The charters of Extended Stay America, Inc. and ESH Hospitality, Inc. will generally limit beneficial and constructive ownership to no more than 9.8% in value or number of shares, whichever is more restrictive, of the outstanding shares of any class or series of capital stock. The              shares of ESH REIT’s Class A common stock held entirely by the Company are excluded from the ownership restrictions. See “Description of Our Capital Stock—Limits on Ownership of Stock and Restrictions on Transfer.”

Prior to this offering, there has been no public market for the Shares. It is currently estimated that the initial public offering price per Share will be between $         and $        . We intend to apply to have the Shares listed on the New York Stock Exchange under the symbol “        .”

Investing in the Shares involves a high degree of risk. See “Risk Factors” beginning on page 19 of this prospectus to read about the factors you should consider before buying the Shares.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount(1)	$	$
Proceeds, before expenses, to us	$	$

(1)	See “Underwriting” for a detailed description of compensation payable to the underwriters.

The underwriters have the option to purchase up to an additional             Shares from us at the initial public offering price less the underwriting discount within 30 days from the date of this prospectus solely to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the Shares against payment in New York, New York on                     , 2013.

Deutsche Bank Securities	Goldman, Sachs & Co.	J.P. Morgan

Prospectus dated                     , 2013.

Through and including                     , 2013 (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

You should rely only on the information contained in this prospectus and any free writing prospectus that we authorize to be delivered to you. We have not and the underwriters have not authorized any person to provide you with any additional or different information. If anyone provides you with additional, different or inconsistent information, you should not rely on it. This prospectus is not an offer to sell, nor is it an offer to buy, these securities in any jurisdiction where an offer or sale is not permitted. The information contained in this prospectus is current only as of its date.

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BASIS OF PRESENTATION

Prior to the completion of this offering, we will effect the Pre-IPO Transactions (as defined in “Pre-IPO Transactions”). Unless otherwise indicated or the context requires, all information in this prospectus reflects the consummation of the Pre-IPO Transactions. For periods after the consummation of the Pre-IPO Transactions, “Extended Stay,” “Extended Stay America,” “we,” “our” and “us” refer to the Company (as defined below), ESH REIT (as defined below) and their subsidiaries considered for purposes of this offering as a single enterprise. For periods prior to the consummation of the Pre-IPO Transactions, “Extended Stay,” “Extended Stay America,” “we,” “our” and “us” refer to ESH REIT, ESH Strategies (as defined below), HVM (as defined below) and each of their respective subsidiaries, considered for purposes of this offering as a single enterprise. For a discussion of the pre-IPO restructuring transactions, see “Pre-IPO Transactions.”

Unless otherwise indicated or the context requires:

•

Predecessor. On October 8, 2010 (the “Acquisition Date”), ESH REIT and ESH Strategies, collectively, acquired substantially all of the assets and operations of Homestead Village LLC (the “Predecessor”) that were auctioned off by the former debtors of the Predecessor in its Chapter 11 reorganization. “ESH REIT Predecessor” refers to the assets and operations of Homestead Village LLC acquired by ESH REIT on the Acquisition Date.

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Successor. For purposes of the financial statements contained in this prospectus, ESH REIT and ESH Strategies, together on a combined basis, are the “Successor” to the Predecessor by virtue of the fact that they collectively succeeded to principally all of the assets and operations of the Predecessor. As a result, the historical consolidated and combined financial results of ESH REIT and ESH Strategies are presented alongside those of the Predecessor. The acquisition was accounted for as a business combination in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 805, “Business Combinations.”

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ESH REIT. For the period after the Acquisition Date and prior to the consummation of the Pre-IPO Transactions, the term “ESH REIT” refers to ESH Hospitality LLC, a Delaware limited liability company that has elected to be taxed as a REIT, and its subsidiaries, including its three taxable REIT subsidiaries (the “Operating Lessees”). For the period following the consummation of the Pre-IPO Transactions, “ESH REIT” refers to ESH Hospitality, Inc., a Delaware corporation and successor to ESH Hospitality LLC, and its subsidiaries, which will no longer include the Operating Lessees. Following the Pre-IPO Transactions, ESH REIT will be a majority-owned, consolidated subsidiary of the Company.

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ESH Strategies. The term “ESH Strategies” refers to ESH Hospitality Strategies LLC, a Delaware limited liability company, and its subsidiaries. ESH Strategies owns the intellectual property related to our business. Following the Pre-IPO Transactions, ESH Strategies will be owned by the Company.

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HVM. For the period after the Acquisition Date and prior to the consummation of the Pre-IPO Transactions, ESH REIT leased its hotel properties to the Operating Lessees, and each Operating Lessee engaged HVM LLC (“HVM”) as an eligible independent contractor within the meaning of Section 856(d)(9) of the Internal Revenue Code of 1986, as amended (the “Code”), to manage the leased hotel properties on behalf of the Operating Lessees. Following the Pre-IPO Transactions, New HVM (as defined in “Pre-IPO Transactions”) and its subsidiaries will manage the hotel properties and will be owned by the Company.

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Company. The term “Company” refers to Extended Stay America, Inc., a Delaware corporation, and those entities that will be owned or controlled by the Company (excluding ESH REIT) after giving effect to the Pre-IPO Transactions, which will include the New Operating Lessees (as defined in “Pre-IPO Transactions”), ESH Strategies and New HVM.

•	Sponsors. The term “Sponsors” collectively refers to Centerbridge Partners, LP, Paulson & Co. Inc. and the Blackstone Group, LP and their affiliates. See “Prospectus Summary—Our Sponsors.”

•

Shares. The term “Shares” means the shares of common stock, par value $0.01 per share, of the Company together with the shares of Class B common stock, par value $0.01 per share, of ESH REIT, which are attached and trade as a single unit and includes the Shares offered hereby.

See “Prospectus Summary—Corporate Structure” for simplified structure charts reflecting our structure immediately before and after giving effect to the Pre-IPO Transactions.

This prospectus contains the following historical financial statements:

•	Company. Prior to the completion of the Pre-IPO Transactions, the Company has not had significant operations. The Company’s balance sheet as of July 9, 2013 is included elsewhere in this prospectus.

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ESH REIT and ESH Strategies (for period on or after October 8, 2010) and Predecessor (for period on or prior to October 7, 2010). These historical consolidated and combined financial statements contain the financial results of ESH REIT and ESH Strategies after the Acquisition Date and the Predecessor’s historical combined financial statements for the period from January 1, 2010 through October 7, 2010.

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ESH REIT (for period on or after October 8, 2010) and ESH REIT Predecessor (for period on or prior to October 7, 2010). The historical combined financial statements of ESH REIT Predecessor were prepared by combining the financial results of the entities that owned the hotel properties and the assets and operating companies of the Predecessor, other than those acquired by ESH Strategies, and represent the assets and entities consolidated in the financial statements of ESH REIT after the Acquisition Date. The historical consolidated financial statements of ESH REIT after the Acquisition Date include the financial position, results of operations, comprehensive income and cash flows of ESH REIT, including the Operating Lessees, as well as HVM on a consolidated basis, giving effect to non-controlling interests.

Upon consummation of the Pre-IPO Transactions, the Operating Lessees and HVM will no longer be consolidated in ESH REIT’s financial statements. Instead, the activity and operations formerly conducted by the Operating Lessees and HVM will be conducted by the New Operating Lessees (as defined in “Pre-IPO Transactions”) and New HVM as subsidiaries owned by the Company, which will also own ESH Strategies. Accordingly, following the Pre-IPO Transactions, the Company’s financial statements, and not ESH REIT’s financial statements, will reflect the financial results of these entities.

For ease of presentation:

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When we refer to our ownership of hotel properties, we are referring to the hotel properties owned by subsidiaries of ESH REIT. As described herein, following the Pre-IPO Transactions, ESH REIT will be a majority-owned, consolidated subsidiary of the Company.

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When we refer to our operation of hotel properties, we are referring to the management of properties by HVM. As described herein, following the Pre-IPO Transactions, New HVM (as defined in “Pre-IPO Transactions”) and its subsidiaries will be owned by the Company and will operate the hotel properties.

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When we refer to our brands, we are referring to intellectual property related to our business owned by ESH Strategies. As described herein, following the Pre-IPO Transactions, ESH Strategies will be owned by the Company.

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When we refer to our management team or our executives or officers, we are referring to HVM’s management team or HVM’s executives or officers. Following the Pre-IPO Transactions, HVM’s management team (and executives and officers) will become the management team of the Company and ESH REIT, as described in “Management.”

MARKET AND INDUSTRY DATA

The data included in this prospectus regarding the lodging industry, including trends in the market and our position and the position of our competitors within the lodging industry, are based on a variety of sources, including independent industry publications, government publications and other published independent sources, information obtained from customers, distributors, suppliers, trade and business organizations and publicly available information (including the reports and other information our competitors file with the Securities and Exchange Commission, which we did not participate in preparing), as well as our good faith estimates, which have been derived from management’s knowledge and experience in the areas in which our business operates. We have not verified the accuracy or completeness of the data or any assumptions underlying the data. Estimates of market size and relative positions in a market are difficult to develop and inherently uncertain. Accordingly, investors should not place undue weight on the industry and market share data presented in this prospectus.

Certain information in this prospectus is provided by Smith Travel Research, Inc., an independent company that tracks historical hotel performance in most markets throughout the world (“Smith Travel Research”), and The Highland Group, an independent company that provides research on the overall hotel and extended stay hotel markets (“The Highland Group”). Smith Travel Research, Inc. and The Highland Group are not parties to this offering and do not endorse or provide any guidance to this transaction or any proposed investment in Extended Stay America, Inc. or ESH Hospitality, Inc.

TRADEMARKS, SERVICE MARKS AND TRADENAMES

The Company owns a number of registered trademarks, service marks, trade names and logos in connection with our business in the United States and in certain foreign jurisdictions, including but not limited to Extended Stay America®, Extended Stay Canada™ and Crossland®. Solely for convenience, the trademarks, service marks, trade names and logos referred to in this prospectus are without the ® and ™ symbols, but such references are not intended to indicate, in any way, that the Company will not assert, to the fullest extent under applicable law, its rights or the rights of the applicable licensors to these trademarks, service marks and trade names. This prospectus contains additional trademarks, service marks and trade names of others, which are the property of their respective owners. All trademarks, service marks and trade names appearing in this prospectus are, to our knowledge, the property of their respective owners.

CERTAIN DEFINED TERMS

The following are definitions of certain key lodging operating metrics used in this prospectus:

“ADR” or “average daily rate” means hotel room revenues divided by total number of rooms sold in a given period.

“Extended stay market” means the market of hotels with a fully equipped kitchenette in each guest room, which accept reservations and do not require a lease, as defined by The Highland Group.

“Hotel operating profit” means the sum of room and other hotel revenues less hotel operating expenses and “hotel operating margin” means the ratio of hotel operating profit divided by the sum of room and other hotel revenues.

“Mid-price extended stay segment” means the segment of the extended stay market that generally operates at a daily rate between $40 and $90, as defined by The Highland Group.

“Occupancy” or “occupancy rate” means the total number of rooms sold in a given period divided by the total number of rooms available at a hotel or group of hotels.

“RevPAR” or “revenue per available room” means the product of average daily room rate multiplied by the average daily occupancy achieved for a hotel or group of hotels in a given period. RevPAR does not include other ancillary revenues, such as food and beverage revenues or parking, telephone or other guest service revenues generated by a hotel.

“RevPAR Index” is stated as a percentage and is calculated for a hotel by comparing the hotel’s RevPAR to the aggregate RevPAR of a group of competing hotels generally in the same market. RevPAR Index is a weighted average of the individual property results. We subscribe to Smith Travel Research, which collects and compiles the data used to calculate RevPAR Index.

The following terms when used in connection with our company-wide initiatives to renovate and make improvements to our hotel properties have the following meanings in this prospectus (in all cases, unless the context otherwise requires or where otherwise indicated):

“Hotel renovations” or “Platinum renovation package” refer to upgrades that typically include remodeling of common areas, new paint, carpet, signage, tile or vinyl flooring and counters in bathrooms and kitchens, as well as the refurbishment of furniture, replacement of aged mattresses and installation of new flat screen televisions, artwork, lighting and bedspreads.

“Post-Renovation Period” means the twelve-month period starting the month after the completion of the Ramp-Up Period.

“Pre-Renovation Period” means the twelve-month period ending the month prior to the commencement of renovations.

“Ramp-Up Period” means, typically, the additional three-month period for a renovated hotel to return to occupancy levels approximating Pre-Renovation Period levels following the Renovation Period.

“Renovation Period” means the approximately three-month period it takes to complete a Platinum hotel renovation, during which the hotel experiences temporary disruption and weakened performance.

“Room refreshes” or “Silver refresh package” refer to upgrades that typically include the replacement of aged mattresses and installation of new flat screen televisions, lighting, bedspreads and signage.

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PROSPECTUS SUMMARY

This summary highlights certain significant aspects of our business and this offering. This is a summary of information contained elsewhere in this prospectus, is not complete and does not contain all of the information you should consider before making your investment decision. You should carefully read the entire prospectus, including the information presented under the section entitled “Risk Factors” and the financial statements and related notes, before making an investment decision. This summary contains forward-looking statements that involve risks and uncertainties. Our actual results may differ significantly from the results discussed in the forward-looking statements as a result of certain factors, including those set forth in “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.” When making an investment decision, you should also read the discussion under “Basis of Presentation” and “Certain Defined Terms” above for the definition of certain terms used in this prospectus and a description of certain transactions and other matters described in this prospectus.

Our Company

We are the largest owner/operator of company-branded hotels in North America. Our business operates in the extended stay lodging industry, and we own and operate 682 hotel properties comprising approximately 75,900 rooms located in 44 states across the United States and in Canada. We own and operate 630 of our hotels under the core brand, Extended Stay America, which serves the mid-price extended stay segment, and accounts for approximately half of the segment by number of rooms in the United States. In addition, we own and operate three Extended Stay Canada hotels, 49 hotels in the economy extended stay segment under the Crossland Economy Studios and Hometown Inn brands, and also manage two Extended Stay America hotels. For the year ended December 31, 2012, we had total revenues of $1.0 billion, Adjusted EBITDA of $434.3 million and net income of $22.3 million. See “Summary Historical and Unaudited Pro Forma Consolidated and Combined Financial and Other Data” for a definition of Adjusted EBITDA and a reconciliation to net income.

Our extended stay hotels are designed to provide an affordable and attractive alternative to traditional lodging or apartment accommodations and are targeted toward self-sufficient, value-conscious guests. Our hotels feature fully-furnished rooms with in-room kitchens, complimentary grab-and-go breakfast, free WiFi, flat screen TVs and limited housekeeping service, which is typically provided on a weekly basis. Our guests include business travelers, professionals on temporary work or training assignments, persons relocating, temporarily displaced or purchasing a home and anyone else in need of temporary housing. These guests generally rent accommodations on a weekly or longer term basis.

We believe that extended stay hotels generally have higher operating margins and lower occupancy break-even thresholds compared to traditional hotels, primarily as a result of the efficiencies of a longer average length of stay with lower guest turnover and lower operating expenses. In 2012, our average length of stay was approximately 28 days, while the average length of stay for traditional hotels was approximately 2.5 days, and our average occupancy was 73.3% as compared to that of the overall U.S. lodging industry, which was 61.4%. For the same time period, our hotels generated property-level hotel operating margins greater than 50% compared to approximately 32% for the overall U.S. lodging industry, calculated based on comparable data from Smith Travel Research.

We were founded in January 1995 as a developer, owner and operator of extended stay hotels. Following a period focused primarily on new development, we became a consolidator of hotel properties by selectively acquiring extended stay companies and hotels, ultimately creating the largest mid-price extended stay company in the United States. We were acquired out of bankruptcy by the Sponsors in 2010. We now operate an extended stay hospitality platform with approximately 10,400 employees and are led by a management team with extensive public company experience in hospitality, consumer retail and service businesses.

Our Recent Operating History

When they acquired us, our Sponsors recognized that despite our unparalleled scale in the mid-price extended stay segment, national footprint and high quality, predominantly coastal locations, our RevPAR was significantly lower than our nearest competitors in the mid-price extended stay segment. Our Sponsors believed this difference was due to several factors, including (i) under-capitalized hotels across the portfolio due to the severe constraints on our access to capital prior to the Acquisition Date as a result of financial distress and an over-leveraged capital structure, (ii) a lack of brand awareness and strategy as a result of no clear, national brand identity with five disparate brands and limited marketing initiatives and (iii) an operating platform that lacked industry standard practices, including sophisticated revenue management systems. In response, we recruited a highly qualified management team with extensive experience in real estate, hospitality, consumer-facing and brand-based businesses.

Our chief executive officer, James L. Donald, has over 35 years of experience in multiple-unit consumer-facing and brand-based industries, including as the president and chief executive officer of Starbucks. Our chief financial officer, Peter J. Crage, has over 20 years of experience in the leisure industry, including most recently as the chief financial officer of Cedar Fair Entertainment Company, a regional amusement-resort company. Our chief marketing officer, Thomas Seddon, has over 20 years of experience in the hospitality industry, including most recently as the chief marketing officer of InterContinental Hotels Group.

Our new management team has implemented significant improvements in the business, including improving the quality of our hotels through significant capital investment, initiating and substantially completing the rebranding of our mid-price extended stay hotel properties under the core Extended Stay America brand, increasing marketing to improve brand awareness and developing a company-wide culture and processes around service excellence. Together, we believe these initiatives will increase demand and attract guests who are willing to pay a higher rate for an improved product and service offering, will enable us to narrow the significant RevPAR difference that exists between us and our nearest competitors in the mid-price extended stay segment and continue to position us to grow our business.

Our performance has improved significantly since the Acquisition Date, which we believe is in large part due to the industry recovery. However, we are beginning to realize the benefits of our recently implemented capital, brand and marketing initiatives, and we believe these initiatives will continue to drive our internal growth. Since the Acquisition Date, we have:

•	Increased our ADR 25.7% from $41.63 to $52.34 for the twelve months ended September 30, 2010 and June 30, 2013, respectively;

•	Increased our RevPAR 25.0% from $31.00 to $38.74 for the twelve months ended September 30, 2010 and June 30, 2013, respectively;

•	Invested $455.1 million of capital into our properties as of June 30, 2013 as part of a $626.4 million capital program that will include the renovation of 633 properties; and

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Realized Adjusted EBITDA growth of 43.9% for the twelve months ended June 30, 2013 compared to the year ended December 31, 2010 and Adjusted EBITDA growth of 21.9% for the six months ended June 30, 2013 compared to the six months ended June 30, 2012.

Our Competitive Strengths

We believe that our scale, national footprint, high quality portfolio, low cost operating model and highly qualified management team differentiate us from other lodging competitors and position us to execute our business and growth strategies. Our competitive strengths include the following:

The Market Leader in the Mid-Price Extended Stay Segment. We are the largest owner/operator by number of hotel rooms in the mid-price extended stay segment, which we believe is an underserved segment in the overall U.S. lodging industry with a meaningful share of extended stay demand staying in traditional hotels. The extended stay segment has experienced continued growth, even through several economic downturns, as evidenced by 20 consecutive years of growth in rooms sold. In 2012, the overall extended stay market represented approximately 7.4% of U.S. room supply; however, stays longer than five nights represented approximately 22% of total U.S. room demand. We own approximately 69,300 mid-price extended stay hotel rooms in the United States, which account for approximately half of the mid-price extended stay rooms and over two times the number of rooms than our next largest mid-price extended stay competitor. We believe our scale, combined with our recent branding and marketing initiatives focused on our core Extended Stay America brand, enables us to operate with a clear national brand identity. We also believe that we are uniquely positioned to benefit from economies of scale that translate into advantages in revenue generation, purchasing goods and services and leveraging central operating costs efficiently.

National Footprint with High Quality Locations. We believe we have high quality real estate locations with strong demand drivers, with more than 50% of our portfolio located in the 25 most populated metropolitan statistical areas (“MSAs”) in the United States. For the twelve months ended June 30, 2013, we generated approximately two-thirds of our hotel operating profit from hotels in coastal states, which we consider to be supply-constrained markets. For example, we own and operate 85 hotel properties in California, while our next largest operating competitor in the mid-price extended stay segment had only 15 hotels in California as of December 31, 2012. Our broad and diversified footprint, with no single property representing more than 1.0% of our total revenues, also reduces the risk of volatility due to local market conditions.

Fully Integrated Business Provides Significant Operational Control. Our fully integrated owner/operator model is unique relative to our main lodging competitors, which are primarily franchise businesses that generally own and control only a small portion of their hotels. We believe that our ability to control our real estate and operate nearly all of our hotels under a single brand will allow us to adapt more rapidly than our competitors to meet the ongoing needs of our guests and drive performance throughout economic cycles. Importantly, we are able to implement brand and service enhancements across our portfolio without the lengthy consultation process common to a typical franchise model, allowing for a higher speed of change. As an example, we have substantially completed a rebranding of 633 hotels in less than two years, which we believe represents one of the largest hotel rebrandings over such a short time period. Our decision to strategically invest in unifying our brands and improving our amenity offering early in the current lodging cycle allows for an extended period in which we can benefit from our investment. We believe our model provides a sustainable competitive advantage for growth and has proven successful for leading consumer branded companies, such as Starbucks, Walmart or Target, that have demonstrated the strength of an integrated owner/operator model in delivering a consistent customer experience.

High Operating Margins Drive Attractive Cash Flow Characteristics. We have historically generated high hotel operating margins and attractive cash flows. Our revenues are principally room revenues, which typically have higher margins relative to ancillary revenues, such as food and beverage revenues. Our hotels also have low fixed operating costs, including low fixed overhead and labor costs, compared to traditional hotels that have higher guest turnover and/or larger public and meeting spaces, and as a result have higher fixed operating costs. Our high hotel operating margins drive strong free cash flow, which we can use to reinvest in our business, distribute to shareholders or repay debt. Furthermore, we expect that our revenue enhancing strategies, which are primarily directed toward improving ADR, will produce revenues with high incremental operating margins.

Highly Qualified Management Team. Our executive management team has extensive experience in real estate, hospitality and consumer-facing and brand-based companies, including Starbucks, Cedar Fair Entertainment Company, InterContinental Hotels Group, La Quinta Inns, Morgans Hotels, Subway, Albertson’s, Pathmark, Safeway, Walmart and Lowe’s. Our chief executive officer, James L. Donald, has over 35 years of experience in consumer-facing and brand-based industries, including as the president and chief executive officer of Starbucks. Our chief financial officer, Peter J. Crage, has over 20 years of experience in the leisure industry, including most recently as the chief financial officer of Cedar Fair Entertainment Company, a regional amusement-resort company. Our chief marketing officer, Thomas Seddon, has over 20 years of experience in the hospitality industry, including most recently as the chief marketing officer of InterContinental Hotels Group.

Our Business and Growth Strategies

We have three main goals: improving the overall experience for our customers; creating an exceptional workplace for our associates; and increasing shareholder value. Our first goal is to become the most recognized and popular brand in the extended stay market by combining great practical value in our hotels with a passionate service attitude that makes customers feel like a guest in our home. Our second goal is to provide an exceptional workplace for our associates, operating with a set of shared values. These two goals are essential to achieving our third goal of creating superior value for shareholders. We believe that accomplishing these goals will enable us to increase ADR and to narrow the significant RevPAR difference that exists between us and our nearest competitors in the mid-price extended stay segment, which we believe will result in higher hotel operating margins and profitability. We estimate that in 2012 each $1 increase in ADR across our portfolio would have increased our EBITDA by approximately $17 to $19 million, assuming all other variables remained constant. We strive to achieve these goals through the following strategies:

Capitalize on Strategic Investment in Portfolio. We are in the advanced stages of executing a phased capital investment program across our portfolio in order to drive incremental market share gains. We expect to spend more than $625 million of capital from the Acquisition Date through the end of the first quarter of 2014, pursuant to our hotel reinvestment program, as well as maintenance and deferred capital expenditures. As of June 30, 2013, we have made significant progress on these initiatives and have spent approximately $455.1 million. The capital investments include our hotel reinvestment program of approximately $383.3 million, of which $262.6 million has been spent as of June 30, 2013. This program is dedicated to our revenue enhancing Platinum renovation and Silver refresh programs to upgrade 633, or approximately 93%, of our hotels. During this period we will also spend $171.2 million on maintenance capital expenditures, of which $122.2 million has been spent as of June 30, 2013. Additionally, we will spend $71.9 million on capital expenditures to address deferred maintenance that existed prior to the Acquisition Date, of which $70.3 million had been spent as of June 30, 2013. Given the capital spend to date, we believe we have addressed the most significant deferred maintenance needs of our hotels.

We believe that our capital investments are driving significant room rate and EBITDA growth and incremental RevPAR market share gains. For example, as of June 30, 2013, we owned 42 hotels for which we had results for the Post-Renovation Period. These hotels demonstrated RevPAR growth of 28.2% and RevPAR Index growth of 7.5% in the Post-Renovation Period as compared to the Pre-Renovation Period. Furthermore, the majority of the growth was achieved through increases in ADR, which grew 26.3% over the time period. As such, we believe that our capital investment program is not only improving the quality of our hotels and allowing us to increase market share but also yielding attractive financial returns.

While we have already begun to realize the benefits of these initiatives, we expect that a significant amount of the return from our capital investments will still be realized. Additionally, we may have additional opportunities to expand our hotel reinvestment program as we identify additional hotels for upgrade. In addition, while we attribute this growth primarily to our capital reinvestment program, we also believe that this improvement has benefited from the implementation of our other initiatives, including the rebranding, increased marketing and service initiatives. The primary focus of this expansionary investment has been on our mid-price Extended Stay America hotels and we will continue to invest in our economy-price Crossland Economy Studios hotels as appropriate.

Implement Marketing Strategy and Increase Brand Awareness. We have made strategic investments in marketing initiatives, which we believe will increase awareness and market penetration of our brands. In addition to tripling our marketing spend in 2012 compared to the prior year, we have invested in excess of $15 million in the consolidation of our core Extended Stay America brand. The consolidation under a single Extended Stay America banner, redesigning of our logo and anticipated launch of our customer loyalty program are examples of our strategy to attract new guests. Additionally, our brand consolidation will allow us to concentrate our advertising efforts on a single brand rather than spreading them across several brands, which we believe will improve our ability to raise awareness of our product offering among both individual travelers and corporations. Over time, we believe our strengthened brand awareness will allow us to further build customer loyalty and increase demand. The strategic brand investment has and will continue to focus on improvements for our Extended Stay America brand, while our Crossland Economy Studios hotels are largely supported by company-wide initiatives, including local sales activity and online promotional spending.

Increase Revenues through Optimized Customer Mix. We believe there is an opportunity to increase ADR by optimizing customer mix and increasing the proportion of shorter duration guests (those with an average length of stay of less than 30 days). Such guests typically generate higher ADR as compared to our guests who have longer duration stays. This strategy involves both building demand for our hotels and optimizing the yield from our room inventory. We will also target more corporate customers who are willing to pay a higher rate for our improved portfolio and value proposition. In order to facilitate these initiatives, we plan to invest in new technology platforms, including automated revenue management systems, a customer relationship management (“CRM”) program and a loyalty program.

Improve Margins by Upgrading Our Operational Practices. We intend to drive profitability and cash flows by improving operating efficiencies in our business and implementing industry standard practices in areas in which we have been less sophisticated than some of our competitors across both our Extended Stay America and Crossland Economy Studios brands. We have identified specific areas for operating improvements that include enhancement of our central reservation system, procurement systems, human resources management tools and technology to manage back office administration and workflow. We have tightened cost controls and implemented strict cash management practices at our hotel properties to significantly reduce cash leakage and to improve overall property margins and flow-through to cash flow. We believe implementing these industry-tested techniques offers a low risk path to margin improvement.

Pursue Disciplined Expansion of Our Footprint through Select Acquisitions and Conversions. We believe extended stay hotel ownership is highly fragmented. We believe we can increase our scale by opportunistically acquiring hotels after careful evaluation of potential returns, condition of the hotels, duration of current license agreements and the anticipated capital requirements to upgrade or convert the hotel to meet our brand standards. Our growth and expansion is not limited by radius restrictions associated with franchise agreements, which allows us to add new hotels to meet additional demand within existing markets in which we already operate. In addition, we believe that our scale and experience in the mid-price extended stay segment will allow us to achieve operational and overhead cost synergies in hotel properties that we acquire. We believe these growth opportunities will be primarily in the mid-price extended stay segment with our Extended Stay America brand.

Build a Culture Centered Around Executional Excellence. We have undertaken several company-wide initiatives to improve our guest experience and establish an employee culture centered on high quality and differentiated customer service. We have focused our efforts toward attracting, engaging and retaining a high quality workforce across our platform that we believe will allow us to achieve sustainable long-term success. Our culture is built around motivating and inspiring associate behavior through open communication with senior management that we believe fosters a high performance environment designed to meet our business objectives. Management believes these initiatives have started to produce a very positive response from our guests. For example, we have seen an increase in the quantity and an improvement in sentiment of reviews posted about our hotels, with a thirteen-fold increase in the number of our hotels receiving Trip Advisor’s Certificate of Excellence from 2012 to 2013.

Our Industry

U.S. Lodging Industry

The lodging industry is a significant part of the U.S. economy, generating over $162.8 billion of revenues in 2012 and comprising approximately 4.9 million hotel rooms as of June 30, 2013, according to Smith Travel Research. Lodging industry performance is generally tied to both macro-economic and micro-economic trends in the United States and, similar to other industries, experiences both positive and negative operating cycles. Since the 2008 to 2009 recession, demand in the U.S. lodging industry has begun to recover while supply growth has remained at historically low rates. According to PricewaterhouseCoopers (“PwC”), room supply is expected to grow 0.8% in 2013 and 1.0% in 2014, which is still well below historical annual supply growth of 1.7% over the last 15 years. RevPAR has grown in the U.S. lodging industry for each year starting in 2010 and PwC predicts that RevPAR for the overall U.S. lodging industry will grow 5.9% in 2013 and 6.2% in 2014.

U.S. Extended Stay Segment

Extended stay hotels represent a growing segment within the U.S. lodging industry with approximately 355,700 rooms that generated approximately $7.6 billion of revenues for the year ended December 31, 2012 according to The Highland Group. The extended stay segment tends to follow the cyclicality of the overall lodging industry.

Extended stay hotels are further differentiated by price point into economy, mid-price and upscale segments. Our business is focused primarily on the mid-price extended stay segment, which comprised approximately 39% of the supply of extended stay rooms in 2012. RevPAR growth for the mid-price extended stay segment has outpaced the U.S. lodging industry as a whole since 2009 as well as the economy and upscale extended stay segments. The mid-price extended stay segment rebounded from an industry trough with RevPAR growth of 24.7% between 2009 and 2012, which was higher than the overall U.S. lodging industry as well as the economy and upscale extended stay segments, each of which grew at 21.8%, 17.1% and 21.2%, respectively, for the same period.

We believe the extended stay segment is an underserved segment of the overall U.S. lodging industry with the majority of extended stay demand served by traditional hotels. In 2012, the overall extended stay market represented approximately 7.4% of U.S. room supply; however, stays longer than five nights represented approximately 22% of total U.S. room demand. Furthermore, the extended stay segment has experienced continued growth, even through several economic downturns, as evidenced by 20 consecutive years of growth in rooms sold. As the extended stay segment continues to increase in size and customer awareness, we believe that more guests will opt for extended stay hotels as an alternative to traditional hotels.

Based on industry sources, we believe that the lodging industry will experience continued industry growth for at least the next several years as a result of moderate demand growth combined with historically low levels of room supply growth. We believe that we are well-positioned to benefit from this industry and overall economic growth, which should drive revenue and cash flow growth for us.

Our Sponsors

Centerbridge Partners, LP (“Centerbridge”), which was established in 2005 and commenced operations in 2006, is a private investment firm focused on traditional private equity and credit investing and is headquartered in New York City. The firm employs over 50 investment professionals and, as of August 1, 2013, managed approximately $20 billion in capital. The Centerbridge team has in-depth industry experience across a variety of sectors, including hospitality, restaurants, retail, consumer, business services, communications, financial institutions, healthcare, industrial, media, real estate and transportation. Limited partners in Centerbridge’s funds include many of the world’s most prominent endowments, state and corporate pension funds and charitable trusts.

Paulson & Co. Inc. (“Paulson”) is an investment management firm specializing in event-driven strategies, including merger arbitrage, bankruptcy reorganizations and distressed credit, structured credit, recapitalizations, restructurings and other corporate events. As of August 1, 2013, Paulson managed approximately $18 billion in assets and employed approximately 120 employees in offices located in New York, London and Hong Kong.

The Blackstone Group, LP (“Blackstone”) is one of the world’s leading investment and advisory firms. Blackstone’s alternative asset management businesses include the management of corporate private equity funds, real estate funds, hedge fund solutions, credit-oriented funds and closed-end mutual funds. Blackstone also provides various financial advisory services, including financial and strategic advisory, restructuring and reorganization advisory and fund placement services. Through its different investment businesses, as of August 1, 2013, Blackstone had assets under management of approximately $230 billion.

The Pre-IPO Transactions

ESH Hospitality Holdings LLC, a Delaware limited liability company (“Holdings”), owns all of ESH REIT’s outstanding common units. The Sponsors own an approximately 99% interest in Holdings and the remaining interests are owned by certain present and former members of the board of managers of Holdings and employees of HVM. The Operating Lessees are each taxable REIT subsidiaries that lease the hotel properties from ESH REIT pursuant to operating leases. HVM is an eligible independent contractor, within the meaning of Section 856(d)(9) of the Code, that manages the hotel properties pursuant to management agreements with the Operating Lessees. Subsidiaries of ESH Strategies own the trademarks and license their use to the Operating Lessees pursuant to trademark license agreements.

The Company is a newly formed entity, formed for the purpose of effecting the Pre-IPO Transactions, and has engaged in no business or activities other than in connection with the Pre-IPO Transactions.

The Pre-IPO Transactions contemplate that the existing business will be restructured and reorganized such that Holdings will liquidate and distribute to the Sponsors substantially all of the common stock of ESH REIT; the Company will acquire the Operating Lessees, ESH Strategies and the operations of HVM; the shareholders of ESH REIT will transfer to the Company all of the Class A common stock of ESH REIT; and 100% of the common stock of the Company and all of the Class B common stock of ESH REIT will be paired, forming the paired common stock offered pursuant to this prospectus. The Pre-IPO Transactions contemplate the series of transactions necessary to implement the restructuring described above, which, other than the Company’s acquisition of ESH Strategies, which will occur prior to the completion of this offering, are expected to occur at various times prior to the effective time of this offering. See “Pre-IPO Transactions.”

Following the Pre-IPO Transactions, the Company, through its direct wholly-owned subsidiaries, will lease the hotel properties from ESH REIT, will own the trademarks related to the business and will self-manage the hotel properties. In addition, the Company will own all of the Class A common stock of ESH REIT, which will represent an equity interest equal to not less than 55% of the value of ESH REIT. The Company will use any proceeds it receives in this offering, and proceeds it receives in any future offerings, to purchase additional shares of Class A common stock of ESH REIT as may be necessary to maintain its ownership of 55% of the value of ESH REIT.

We believe that our business following the Pre-IPO Transactions will be more operationally efficient because all of the assets and operations of our business, other than ownership of the hotel properties, will be housed in one publicly traded entity. Ownership of Shares will give investors an ownership interest in our hotel properties through ESH REIT and in the operation of our business through the Company. We expect that the Pre-IPO Transactions will facilitate the growth of our business and permit us to offer equity-based compensation that will permit us to attract and retain top management talent. Finally, the structure permits us to retain some, though not all, of the REIT benefits of our prior structure (e.g., while ESH REIT should continue to be taxed as a REIT for U.S. federal income tax purposes, all dividends paid by ESH REIT to the Company will be subject to the corporate level tax, effectively eliminating a majority of the tax benefit of REIT status for the combined companies taken as a whole).

Except where otherwise expressly indicated or the context otherwise requires, this prospectus reflects the completion of the Pre-IPO Transactions.

Corporate Structure

The chart below summarizes our current corporate structure before giving effect to the Pre-IPO Transactions:

The chart below summarizes our corporate structure after giving effect to this offering and the Pre-IPO Transactions:

Company Distribution Policy

The payment of any distributions will be at the discretion of the Company’s board of directors. Any such distributions will be made subject to the Company’s compliance with applicable law and will depend on, among other things, the receipt by the Company of dividends from ESH REIT in respect of the Class A common stock, the Company’s results of operations and financial condition, the Company’s level of indebtedness, capital requirements, capital contributions to ESH REIT, contractual restrictions, restrictions in any future debt agreements of the Company or ESH REIT and in any preferred stock and other factors that the Company’s board of directors may deem relevant. See “Company Distribution Policy” for a discussion of the distribution policies of the Company.

ESH REIT Distribution Policy

Following the completion of this offering, ESH REIT intends to make regular quarterly cash distributions to its stockholders (including the Company), as more fully described below. To qualify as a REIT, ESH REIT must distribute annually to its stockholders an amount at least equal to:

•	90% of its REIT taxable income, computed without regard to the deduction for dividends paid and excluding any net capital gain; plus

•	90% of the excess of its net income, if any, from foreclosure property over the tax imposed on such income by the Code; less

•	the sum of certain items of non-cash income that exceeds a percentage of ESH REIT’s income.

ESH REIT will be subject to income tax on its taxable income that is not distributed and to an excise tax to the extent that certain percentages of its taxable income are not distributed by specified dates. Generally, we expect ESH REIT to distribute 100% of its REIT taxable income so as to avoid U.S. federal income and excise tax. See “Material United States Federal Income Tax Considerations.” Income as computed for purposes of the forgoing tax rules will not necessarily correspond to ESH REIT’s income before income taxes as determined under GAAP for financial reporting purposes.

In cases in which the terms of any of the Company’s or ESH REIT’s existing or future indebtedness bars the payment of cash dividends, ESH REIT may declare and pay taxable stock dividends in order to maintain its REIT status.

ESH REIT’s distributions will be authorized by the ESH REIT board of directors and declared based on a variety of factors. See “ESH REIT Distribution Policy” for a discussion of the distribution policies of ESH REIT.

Risks Related to the Lodging Industry and Our Business

Investing in the Shares involves a high degree of risk. You should carefully consider the following risks as well as the risks described under “Risk Factors” and the other information contained in this prospectus, including the financial statements and related notes, before investing in the Shares.

•

We are subject to the operating risks common to the lodging industry, including events beyond our control that disproportionately affect the travel industry, such as war, terrorist attacks, travel-related health concerns, transportation and fuel prices, interruptions in transportation systems, travel-related accidents, fires, natural disasters and severe weather.

•

As of June 30, 2013, on a pro forma basis, ESH REIT and its subsidiaries would have had total indebtedness of approximately $             billion. The agreements governing its indebtedness may restrict, and the future indebtedness of the Company or ESH REIT may restrict, the Company, ESH REIT and their subsidiaries, reduce operational flexibility and create default risks, including precluding the payment of cash dividends by the Company and ESH REIT.

•	Mortgage and mezzanine debt obligations expose us to the possibility of foreclosure, which could result in the loss of any hotel property subject to mortgage or mezzanine debt.

•

Our business depends on the quality and reputation of our brands, and any deterioration in the quality or reputation of our brands or the lodging industry could materially adversely affect our market share, reputation, business, financial condition and results of operations.

•	We could incur significant costs related to government regulation and litigation over environmental, health and safety matters.

•

Compliance with the laws and regulations that apply to our hotel properties could materially adversely affect our ability to make future acquisitions or renovations, result in significant costs or delays and adversely affect our business strategies.

•	We operate in a highly competitive industry.

•

The lodging industry is cyclical and a worsening of general economic conditions or low levels of economic growth could materially adversely affect our business, financial condition, results of operations and our ability to pay dividends to our stockholders.

•	If we fail to implement our business strategies, our business, financial condition and results of operations could be materially adversely affected.

•	Our capital expenditures and business strategies may not result in our expected improvements in our business.

•	We are exposed to the risks resulting from real estate ownership, which could increase our costs, reduce our profitability and limit our ability to respond to market conditions.

•

Economic and other conditions may materially adversely affect the valuation of our hotel properties resulting in impairment charges that could have a material adverse effect on our business, results of operations and earnings.

•

Failure of ESH REIT to qualify as a REIT or remain qualified as a REIT would cause it to be taxed as a regular C corporation, which would expose it to substantial tax liability and could substantially reduce the amount of cash available to pay dividends to its stockholders.

•

Our structure has been infrequently utilized by public companies and has not been employed by a public company since a similar structure was employed by a public company in 2006, and the IRS could challenge ESH REIT’s qualification as a REIT.

•	ESH REIT’s board of directors could terminate its status as a REIT, subjecting ESH REIT’s taxable income to U.S. federal income taxation, which would increase its liabilities for taxes.

•

ESH REIT has no operating history as a publicly traded REIT and may not be successful in operating as a publicly traded REIT, which may adversely affect its ability to make distributions to its stockholders.

•

When this offering is completed, affiliates of Centerbridge, Paulson and Blackstone will beneficially own approximately         %,         % and         % of the Shares, respectively (         %,         % and         %, respectively, if the underwriters’ option to purchase additional Shares is exercised in full), and their interests may conflict with or differ from your interests as a stockholder.

•

Following the completion of this offering, the Sponsors will have the right to nominate four of the seven directors of the Company and three of the five directors of ESH REIT and will therefore have significant control over the operation of our business. The Sponsors interests may conflict with or differ from your interests as a stockholder.

•

We are a “controlled company” within the meaning of the NYSE rules and, as a result, will qualify for, and may rely on, exemptions from certain corporate governance guidelines, including, the requirements that a majority of the boards of directors of the Company and ESH REIT consist of independent directors, the requirement that each of the Company and ESH REIT have a nominating/corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities, and the requirement that each of the Company and ESH REIT have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

•

The Sponsors will collectively hold approximately              million Shares following the completion of this offering. Future sales or the possibility of future sales of a substantial amount of the Shares by the Sponsors may depress the price of the Shares.

Corporate Information

Extended Stay America, Inc. was incorporated in Delaware on July 8, 2013. ESH Hospitality LLC was formed as a limited liability company in Delaware on September 16, 2010 and will convert to a corporation prior to the completion of this offering. Our principal executive offices are located at 11525 N. Community House Road, Suite 100, Charlotte, North Carolina 28277, and our telephone number is (980) 345-1600. Extended Stay maintains a website at www.extendedstayamerica.com. The information contained on, or that can be accessed through, Extended Stay’s website is not incorporated by reference in, and is not a part of, this prospectus.

THE OFFERING

Issuers	Extended Stay America, Inc. (the “Company”)

ESH Hospitality, Inc. (“ESH REIT”)

Description of Shares	Each Share consists of one share of common stock, par value $0.01 per share, of the Company that is attached to and trades as a single unit with one share of Class B common stock, par value $0.01 per share, of ESH REIT. See “Description of Our Capital Stock.”

Shares offered by us	Shares.

Shares to be outstanding immediately after the offering	Shares.

Underwriters’ option to purchase additional Shares from us to cover over-allotments	Shares.

Percentage of outstanding Shares to be owned by the Sponsors immediately after the offering	%.

Use of proceeds	The net proceeds we will receive from the sale of Shares in this offering, after deducting underwriter discounts and commissions and estimated offering expenses payable by us, will be approximately $ million. The proceeds will be divided among the Company and ESH REIT based on their estimated valuations.

The Company will use any proceeds it receives to purchase additional shares of ESH REIT Class A common stock from ESH REIT in order to maintain its ownership of 55% of the value of ESH REIT.

ESH REIT intends to use the net proceeds from this offering and the sale of Class A common stock to the Company to repay certain of ESH REIT’s indebtedness, with any remaining balance to be used for general corporate purposes. See “Use of Proceeds.”

Proposed New York Stock Exchange (“NYSE”) symbol	“ .”

Ownership limitation	The Shares are subject to ownership limitations. See “Description of Our Capital Stock—Limits on Ownership of Stock and Restrictions on Transfer.”

Risk factors	See “Risk Factors” for a discussion of factors that you should carefully consider before deciding to invest in Shares.

The number of Shares to be outstanding after the offering:

•	excludes non-vested restricted Shares awarded to certain of our employees and directors pursuant to our restricted stock plan; and

•	assumes no exercise of the underwriters’ option to purchase up to an additional Shares from us solely to cover over-allotments.

SUMMARY HISTORICAL AND UNAUDITED PRO FORMA CONSOLIDATED AND COMBINED FINANCIAL AND OTHER DATA

The following table sets forth summary financial and operating data on a historical basis for Extended Stay and on a pro forma basis after giving effect to the Pre-IPO Transactions and the application of the net proceeds of this offering.

The summary historical consolidated and combined financial data for the years ended December 31, 2012 and 2011 and for the period from October 8, 2010 through December 31, 2010 and as of December 31, 2012 and 2011 have been derived from the audited consolidated and combined financial statements of the Successor included elsewhere in this prospectus. The consolidated and combined balance sheet as of December 31, 2010 has been derived from the consolidated and combined financial statements of the Successor not included elsewhere in this prospectus. The summary historical financial data for the period from January 1, 2010 through October 7, 2010 has been derived from the audited consolidated financial statements of the Predecessor included elsewhere in this prospectus. The summary historical consolidated and combined financial data for the six months ended June 30, 2013 and 2012 and as of June 30, 2013 have been derived from the unaudited condensed consolidated and combined financial statements of the Successor included elsewhere in this prospectus. The unaudited condensed consolidated and combined financial statements have been prepared on the same basis as the audited consolidated and combined financial statements, and in the opinion of our management, reflect all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the results for those periods. The results for any interim period are not necessarily indicative of the results that may be expected for a full year. The following information should be read in conjunction with, and is qualified by reference to, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical audited and unaudited financial statements and related notes and other financial information included herein.

The summary unaudited pro forma condensed consolidated financial data for the year ended December 31, 2012 and for the six months ended June 30, 2013 and as of June 30, 2013 is derived from our unaudited pro forma condensed consolidated financial statements included elsewhere in this prospectus and is presented as if this offering and the Pre-IPO Transactions all had occurred on June 30, 2013 for the purposes of the unaudited pro forma condensed consolidated balance sheet and on January 1, 2012 for the purposes of the unaudited pro forma condensed statements of operations. The summary unaudited pro forma condensed consolidated financial data presented below is that of the Company and its consolidated subsidiaries, including ESH REIT, after giving effect to the Pre-IPO Transactions and the application of the net proceeds of this offering, and therefore the summary unaudited pro forma condensed consolidated financial data is comparable to the financial data of the Successor and not ESH REIT on a standalone basis. The summary unaudited pro forma condensed consolidated financial data is not necessarily indicative of the actual financial position of the Company as of June 30, 2013 or what the actual results of operations of the Company would have been assuming this offering and our Pre-IPO Transactions had been completed on the first day of the periods presented, nor for the periods presented is it indicative of the results of operations of future periods. See “Unaudited Pro Forma Condensed Consolidated Financial Statements of the Company” for a complete description of the adjustments and assumptions underlying the summary unaudited pro forma condensed consolidated financial data.

On October 8, 2010, the Successor acquired substantially all of the businesses, assets and operations of the Predecessor that were auctioned off by the former debtors of the Predecessor, which was in Chapter 11 reorganization. ESH REIT and ESH Strategies are the “Successor” to the Predecessor by virtue of the fact that they succeeded to principally all of the assets and operations of the Predecessor. As a result, the historical consolidated and combined financial results of ESH REIT and ESH Strategies are presented alongside those of the Predecessor herein. The acquisition was accounted for as a business combination in accordance with FASB ASC 805, “Business Combinations.” Certain financial information of the Successor is not comparable to that of the Predecessor. This information includes, but may not be limited to, depreciation and amortization expense, restructuring and acquisition transaction expenses, interest expense, income tax expense and reorganization gain, net.

	Extended Stay America, Inc.		Successor					Predecessor
	Pro Forma		Historical					Historical
(Dollars in millions, other than ADR and RevPAR)	Six Months Ended June 30, 2013	Year Ended December 31, 2012	Six Months Ended June 30, 2013	Six Months Ended June 30, 2012	Year Ended December 31, 2012	Year Ended December 31, 2011	Period from October 8, 2010 through December 31, 2010	Period from January 1, 2010 through October 7, 2010
Statement of operations data:
Room revenues			$541.6	$466.5	$984.3	$913.0	$188.7	$659.9
Other hotel revenues			8.2	8.1	16.9	18.7	4.1	13.2
Management fees, license fees and other revenue			0.6	4.9	10.3	11.0	2.6	7.5

Total revenues			550.4	479.5	1,011.5	942.7	195.4	680.6
Total operating expenses			391.6	349.0	727.5	677.3	169.6	759.0
Income (loss) before reorganization gain (loss) and income taxes			54.0	25.8	26.9	53.7	(23.6)	(244.1)
Net income (loss)			51.5	22.0	22.3	46.6	(22.1)	3,306.8

Other financial data:
Cash flows provided by (used in):
Operating activities			$167.2	$88.2	$201.1	$180.6	$15.6	$106.6
Investing activities			(163.3)	(97.3)	(223.8)	(43.4)	(3,920.0)	(41.7)
Financing activities			(2.1)	(11.9)	27.6	(50.1)	3,914.5	(1.6)
Capital expenditures			(78.6)	(103.2)	(271.5)	(106.1)	(11.6)	(38.0)
EBITDA(a)			240.8	191.3	414.5	386.6	53.0	3,644.0
Adjusted EBITDA(a)			247.7	203.2	434.3	409.8	74.8	258.1
Hotel operating profit(b)			286.7	239.1	507.6	468.3	91.0	321.8
Hotel operating margin(b)			52.2%	50.4%	50.7%	50.3%	47.2%	47.8%

Operating data:
Rooms (at period end)			75,928	73,657	75,928	73,657	73,657	73,657
Average occupancy rate			73.8%	72.3%	73.3%	75.1%	72.3%	75.9%
ADR			$53.39	$48.19	$49.77	$45.20	$42.10	$42.07
RevPAR			$39.40	$34.83	$36.46	$33.96	$30.44	$31.93

	Extended Stay America, Inc.		Successor
	Pro Forma		Historical
(Dollars in millions)	June 30, 2013		June 30, 2013		December 31, 2012	December 31, 2011	December 31, 2010
Balance sheet data:
Cash and cash equivalents			$105.0		$103.6	$98.6	$ 11.4
Restricted cash			154.8		61.6	236.7	253.2
Property and equipment, net			4,098.1		4,110.6	3,844.1	3,860.6
Total assets			4,566.4		4,491.7	4,357.3	4,351.6
Mortgage loans payable			2,525.6		2,525.7	1,980.2	2,004.3
Mezzanine loans payable			1,080.0		1,080.0	700.0	700.0
Total liabilities			3,761.4		3,738.9	2,805.9	2,824.1
Total combined equity			805.0		752.8	1,551.4	1,527.5
Total liabilities and combined equity			$4,566.4		$4,491.7	$4,357.3	$4,351.6

(a)	EBITDA and Adjusted EBITDA. Earnings before interest expense, income taxes, depreciation and amortization (“EBITDA”) is a commonly used measure in many industries. We adjust EBITDA when evaluating our performance because we believe that the adjustment for certain items, such as restructuring and acquisition transaction expenses, impairment charges related to long-lived assets, bankruptcy-related gains and expenses, non-cash equity-based compensation and other items not indicative of ongoing operating performance, provides useful supplemental information to investors regarding our ongoing operating performance. We believe that EBITDA and Adjusted EBITDA provide useful information to investors regarding our results of operations that help us and our investors evaluate the ongoing operating performance of our hotels and facilitate comparisons between us and other lodging companies, hotel owners and other capital-intensive companies.

EBITDA and Adjusted EBITDA, as presented, may not be comparable to measures calculated by other companies. This information should not be considered as an alternative to net income (loss), earnings per share, cash flow from operations or any other operating performance measure calculated in accordance with GAAP. Cash expenditures for various real estate or hotel assets such as capital expenditures, interest expense and other items have been and will continue to be incurred and are not reflected in EBITDA or Adjusted EBITDA. Management compensates for these limitations by separately considering the impact of these excluded items to the extent they are material to operating decisions or assessments of operating performance. Our historical consolidated and combined statements of operations and cash flows include interest expense, capital expenditures and other excluded items, all of which should be considered when evaluating our performance, in addition to our non-GAAP financial measures. Additionally, EBITDA and Adjusted EBITDA should not solely be considered as a measure of our liquidity or indicative of funds available to fund our cash needs, including our ability to pay dividends. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Consolidated and Combined Non-GAAP Financial Measures—EBITDA and Adjusted EBITDA.”

The following table provides a reconciliation of net income (loss) to EBITDA and Adjusted EBITDA for the six months ended June 30, 2013 and the year ended December 31, 2012 on a pro forma basis, and for the six months ended June 30, 2013 and 2012, the years ended December 31, 2012 and 2011, the period from October 8, 2010 through December 31, 2010 and the period from January 1, 2010 through October 7, 2010 (in millions):

	Extended Stay America, Inc.		Successor									Predecessor
	Pro Forma		Historical									Historical
	Six Months Ended June 30, 2013	Year Ended December 31, 2012	Six Months Ended June 30, 2013		Six Months Ended June 30, 2012		Year Ended December 31, 2012		Year Ended December 31, 2011		Period from October 8, 2010 through December 31, 2010	Period from January 1, 2010 through October 7, 2010
Net income (loss)			$51.5		$22.0		$22.3		$46.6		$(22.1)	$3,306.8
Interest expense			104.9		105.6		257.7		212.5		49.6	167.0
Income tax expense (benefit)			2.5		3.8		4.6		7.1		(1.5)	(120.4)
Depreciation and amortization			81.9		59.9		129.9		120.4		27.0	290.6

EBITDA			240.8		191.3		414.5		386.6		53.0	3,644.0
Restructuring expenses			0.6		5.8		5.8		10.5		—	—
Acquisition transaction expenses			0.1		—		1.7		0.6		21.5	—
Impairment of long-lived assets			1.4		—		1.4		—		—	44.6
Bankruptcy-related (gain) expense, net			—		—		—		—		—	(3,430.5)
Non-cash equity-based compensation			2.7		1.6		4.4		4.7		0.3	—
Other expenses			2.1	(1)	4.5	(2)	6.5	(3)	7.4	(4)	—	—

Adjusted EBITDA			$247.7		$203.2		$434.3		$409.8		$74.8	$258.1

(1)	For the six months ended June 30, 2013, includes costs related to preparations for our initial public offering, consisting primarily of the Pre-IPO Transactions, of $2.1 million.
(2)	For the six months ended June 30, 2012, includes costs related to preparations for our initial public offering, consisting primarily of the Pre-IPO Transactions, of $0.5 million and consulting fees related to implementation of our new strategic initiatives, including services related to pricing and yield management policy, of $4.0 million.
(3)	For the year ended December 31, 2012, includes costs related to preparations for our initial public offering, consisting primarily of the Pre-IPO Transactions, of $1.6 million and consulting fees related to implementation of our new strategic initiatives, including services related to pricing and yield management policy, of $4.9 million.
(4)	For the year ended December 31, 2011, includes consulting fees related to implementation of our new strategic initiatives, including services related to pricing and yield management policy, of $7.4 million.

(b)	Hotel Operating Profit and Hotel Operating Margin. Hotel operating profit and hotel operating margin measure owned hotel-level operating results prior to debt service, depreciation and amortization and general and administrative expenses and are supplemental measures of aggregate hotel-level profitability. Both measures are used by us to evaluate the operating profitability of our hotels. We define hotel operating profit as the sum of room and other hotel revenues less hotel operating expenses and hotel operating margin as the ratio of hotel operating profit divided by the sum of room and other hotel revenues. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Consolidated and Combined Non-GAAP Financial Measures—Hotel Operating Profit and Hotel Operating Margin.”

The following table provides a reconciliation of our room revenues, other hotel revenues and hotel operating expenses to hotel operating profit and hotel operating margin for the six months ended June 30, 2013 and the year ended December 31, 2012 on a pro forma basis, and for the six months ended June 30, 2013 and 2012, the years ended December 31, 2012 and 2011, the period from October 8, 2010 through December 31, 2010 and the period from January 1, 2010 through October 7, 2010 (in millions):

	Extended Stay America, Inc.		Successor					Predecessor
	Pro Forma		Historical					Historical
	Six Months Ended June 30, 2013	Year Ended December 31, 2012	Six Months Ended June 30, 2013	Six Months Ended June 30, 2012	Year Ended December 31, 2012	Year Ended December 31, 2011	Period from October 8, 2010 through December 31, 2010	Period from January 1, 2010 through October 7, 2010
Room revenues			$541.6	$466.5	$984.3	$913.0	$188.7	$659.9
Other hotel revenues			8.2	8.1	16.9	18.7	4.1	13.2

Total hotel revenues			549.8	474.6	1,001.2	931.7	192.8	673.1
Hotel operating expenses			263.1	235.5	493.6	463.4	101.8	351.3

Hotel operating profit			$286.7	$239.1	$507.6	$468.3	$91.0	$321.8

Hotel operating margin			52.2%	50.4%	50.7%	50.3%	47.2%	47.8%

RISK FACTORS

An investment in the Shares involves a high degree of risk. You should carefully consider the following risks as well as the other information included in this prospectus, including under “Unaudited Pro Forma Condensed Consolidated Financial Statements of the Company,” “Unaudited Pro Forma Condensed Consolidated Financial Statements of ESH REIT,” “Selected Historical Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated and combined financial statements, as applicable, and related notes included elsewhere in this prospectus, before investing in the Shares. Any of the following risks could materially and adversely affect our business, financial condition or results of operations and our ability to pay dividends to our stockholders. In such a case the trading price of the Shares could decline, and you may lose all or part of your investment in us.

Risks Related to the Lodging Industry

We operate in a highly competitive industry.

The lodging industry is highly competitive. We compete with traditional hotels and lodging facilities (including limited service hotels), other purpose built extended stay hotels (including those owned and operated by major hospitality chains with well-established and recognized brands and individually-owned extended stay hotels) and alternative lodging (including serviced apartments). We expect that competition within the mid-price and economy segments of the extended stay lodging market will continue as we face increased competition from third-party internet travel intermediaries, such as Priceline.com, Expedia.com and Travelocity.com, and specialized intermediaries that locate and reserve hotel rooms for corporate lodgers. We compete based on a number of factors, including room rates, quality of accommodations, service levels, convenience of location, reputation, reservation systems, brand recognition and supply and availability of alternative lodging. See “Business—Competition.” To maintain our rates, we may face pressure to offer increased services and amenities at our hotel properties, comparable to those offered at traditional hotels, which could increase our operating costs and reduce our profitability. We do not expect to increase our rates to match our competitors, and a number of our competitors have a significant number of individuals participating in their guest loyalty programs, which may enable them to attract more customers and more effectively retain such customers. Our competitors may also have greater financial and marketing resources than we do, which could allow them to reduce their rates, offer greater convenience, services or amenities, build new hotels in direct competition with our existing hotels, improve their properties, expand and improve their marketing efforts, all of which could have a material adverse effect on our business, financial condition and results of operations.

The lodging industry, including the extended stay segment, is cyclical and a worsening of general economic conditions or low levels of economic growth could materially adversely affect our business, financial condition, results of operations and our ability to pay dividends to our stockholders.

The performance of the lodging industry, including the extended stay segment, is closely linked to the performance of the general economy and is sensitive to business and personal discretionary spending levels. Declines in corporate budgets and spending and consumer demand due to adverse general economic conditions, risks affecting or reducing travel patterns, lower consumer confidence and high unemployment or adverse political conditions can lower the revenues and profitability of our hotels.

Changes in consumer demand and general business cycles can subject, and have subjected, our revenues to significant volatility. The majority of our expenses are relatively fixed. These fixed expenses include labor costs, interest, rent, property taxes, insurance and utilities, all of which may increase at a greater rate than our revenues. The expenses of owning and operating hotels are not significantly reduced when circumstances such as market and economic factors and competition cause a reduction in revenues. Where cost-cutting efforts are insufficient to offset declines in revenues, we could experience a material decline in margins and reduced cash flows or losses. If we are unable to decrease our expenses significantly or rapidly when demand for our hotels decreases, the decline in our revenues could have a materially adverse effect on our net cash flows and profitability. This effect can be especially pronounced during periods of economic contraction or slow economic growth, such as the recent economic recession.

In addition to general economic conditions, new hotel room supply is an important factor that can affect the lodging industry’s performance and overbuilding has the potential to further exacerbate the negative effect of an economic downturn or precipitate a cycle turn. Room rates and occupancy, and thus RevPAR, tend to increase when demand growth exceeds supply growth. Decline in hotel room demand, or a continued growth in hotel room supply, could result in revenues that are substantially below expectations or result in losses, which could have a material adverse effect on our business, financial condition, results of operations and our ability to pay dividends to our stockholders. See “Our Industry” for a description of increases in hotel room supply.

The extended stay segment has tended to follow the overall cyclicality of the lodging industry. In periods of declining demand, competition for guests may result in more reliance on longer-term guests, who generally pay lower rates than shorter-term guests, which could reduce revenues and margins. Equally, in periods of increasing demand, a transition to shorter-term guests paying higher rates might result in increased hotel expenses for amenities considered necessary to attract those guests, such as daily rather than weekly housekeeping, potentially reducing margins.

Uncertainty regarding the rate and pace of recovery from the recent economic downturn and the impact any such recovery may have on the lodging industry makes it difficult to predict future profitability levels. A slowing of the current economic recovery or new economic weakness could materially adversely affect our revenues and profitability.

We are subject to the operating risks common to the lodging industry.

Changes in general and local economic and market conditions and other factors beyond our control as well as the business, financial, operating and other risks common to the lodging industry and inherent to the ownership of hotels could materially adversely affect demand for lodging products and services. This includes demand for rooms at hotel properties that we own, operate or acquire. These factors include:

•	changes in the relative mix of extended stay brands in various industry price categories;

•	over-building of hotels in our markets;

•	changes in the desirability of particular geographic locations, lodging preferences and travel patterns of customers;

•	dependence on corporate and commercial travelers and on tourism;

•	decreased corporate budgets and spending and cancellations, deferrals or renegotiations of group business;

•	high levels of unemployment and depressed housing prices;

•	increases in operating costs due to inflation and other factors that may not be offset by increased room rates;

•	increases in the cost, or the lack of availability, of capital to operate, maintain and renovate our hotel properties;

•	potential increases in labor costs, including as a result of increases to federal and state minimum wage levels, unionization of the labor force and increasing health care insurance expense;

•	changes in taxes and governmental regulations that influence or set wages, prices, interest rates or construction and maintenance procedures and costs;

•	the costs and administrative burdens associated with compliance with applicable laws and regulations; and

•

events beyond our control that may disproportionately affect the travel industry, such as war, terrorist attacks, travel-related health concerns, transportation and fuel prices, interruptions in transportation systems, travel-related accidents, fires, natural disasters and severe weather.

These factors can adversely affect, and from time to time have materially adversely affected, individual hotel properties, particular regions or business as a whole. How we manage any one or more of these factors, or any crisis, could limit or reduce demand and the rates we are able to charge for rooms or services, which could materially adversely affect our operating results and growth. These factors may be exacerbated by the relatively illiquid nature of our real estate holdings, which will limit our ability to vary our portfolio in response to changes in economic and other conditions.

Our revenues are subject to seasonal fluctuations.

The lodging industry is seasonal in nature. Our occupancy rates and revenues generally are lower than average during the first and fourth quarter of each calendar year. Quarterly variations in revenues at our hotel properties could materially adversely affect our near-term operating revenues and cash flows, which in turn could have a material adverse effect on our business, financial condition and results of operations. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Seasonality.”

Risks Related to Our Business

If we fail to implement our business strategies, our business, financial condition and results of operations could be materially adversely affected.

Our financial performance and success depend in large part on our ability to successfully implement our business strategies. See “Business—Our Business Strategy.” We cannot assure you that we will be able to successfully implement our business strategies, realize any benefit from our strategies or be able to continue improving our results of operations. We may spend significant amounts in connection with our business strategies, which would result in increased costs but may not result in increased revenues or improved results of operations.

Implementation of our business strategies could be affected by a number of factors beyond our control, such as increased competition, legal and regulatory developments, general economic conditions or an increase in operating costs. Any failure to successfully implement our business strategies could materially adversely affect our business, financial condition and results of operations. We may, in addition, decide to alter or discontinue certain aspects of our business strategies at any time.

Our capital expenditures may not result in our expected improvements in our business.

We expect to spend more than $625 million of capital from the Acquisition Date through the end of the first quarter of 2014. The capital investments include our hotel reinvestment program of approximately $383.3 million of which $262.6 million has been spent as of June 30, 2013. This program is dedicated to our Platinum renovation and Silver refresh programs. During this period we will also spend $171.2 million on maintenance capital expenditures, of which $122.2 million has been spent as of June 30, 2013. Additionally, we will spend $71.9 million on capital expenditures to address deferred maintenance that existed prior to the Acquisition Date, of which $70.3 million has been spent as of June 30, 2013. As of June 30, 2013, we have spent approximately $455.1 million on these initiatives. In addition to the $120.7 million expected costs remaining for our current hotel renovations and room refreshes, we expect to spend in excess of an additional $100 million on further renovation phases during 2014 and 2015. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Capital Expenditures.” The realization of returns on our investments in line with our expectations is dependent on a number of factors, including, but not limited to, general economic conditions, events beyond our control, whether our assumptions in making the investment were correct and changes in the factors underlying our investment decision, such as changes in the tastes and preferences of our customers. We can provide no assurance that we will continue to see returns on our previous capital expenditure investments, that we will realize our expected returns on our current investments, or any returns at all, or that our future investments will result in our expected returns on investments, returns that are consistent with our prior returns on capital expenditure investments, or any returns at all. Growth that we do realize as a result of our capital expenditures is expected to stabilize over time. A failure to realize our expected returns on our investments in our hotel properties could materially adversely affect our business, financial condition and results of operations.

Access to capital, timing, budgeting and other risks associated with the ongoing need for capital expenditures at our hotel properties could materially adversely affect our financial condition and limit our ability to compete effectively and pay dividends to our stockholders.

The lodging industry is a capital intensive business that requires significant capital expenditures to own and operate hotel properties. In addition, we must maintain, renovate and improve our hotel properties, and we are currently in the process of performing significant renovations to the majority of our hotel properties in order to remain competitive, maintain the value and brand standards of our hotel properties and comply with applicable laws and regulations. This creates an ongoing need for cash and, to the extent we cannot fund expenditures from cash generated by operations, funds must be borrowed or otherwise obtained. The Company and ESH REIT also intend to seek to pay regular dividends, which means we may not retain cash for future capital expenditures. Access to the capital that we need to renovate and maintain our existing hotel properties and to acquire new hotel properties is critical to the continued growth of our business and our revenues. The availability of capital or the conditions under which we can obtain capital can have a significant impact on the overall level, cost and pace of future renovation or development and therefore the ability to grow our revenues. As of June 30, 2013, on a pro forma basis, ESH REIT and its subsidiaries would have had total indebtedness of approximately $             billion. ESH REIT’s substantial indebtedness may impair its ability to borrow additional amounts. Our ability to access additional capital could also be limited by the terms of ESH REIT’s indebtedness, which restrict our ability to incur debt under certain circumstances. In particular, the 2012 Mortgage Loan and the 2012 Mezzanine Loans prohibit any further encumbrances on the collateral securing that indebtedness, which is comprised of substantially all of our hotels. In the past, reduced investments in our properties resulted in declining performance of our business.

Additionally, our ongoing operational requirements and capital expenditures subject us to the following risks:

•	potential environmental problems, such as the need to remove or abate asbestos-containing materials;

•	design defects, construction cost overruns (including labor and materials) and delays;

•	difficulty obtaining zoning, occupancy and other required permits or authorizations;

•	the possibility that revenues will be reduced temporarily while rooms offered are out of service due to capital improvement projects; and

•	a possible shortage of available cash to fund capital improvements and the related possibility that financing for these capital improvements may not be available on affordable terms or at all.

If the cost of funding renovations or enhancements exceeds budgeted amounts, and/or the time period for renovation is longer than initially anticipated, our profits could be reduced. If we are forced to spend larger amounts of cash from operations than anticipated to operate, maintain or renovate existing hotel properties, then our ability to use cash for other purposes, including paying dividends to our stockholders or the potential acquisition of hotel properties, could be limited and our profits could be reduced. Similarly, if we cannot access the capital we need to fund our operations or implement our business strategies, we may need to postpone or cancel planned maintenance, renovations or improvements plans, which could impair our ability to compete effectively and harm our business, financial condition and results of operations.

We are exposed to the risks resulting from real estate ownership, which could increase our costs, reduce our profitability and limit our ability to respond to market conditions.

Our principal assets consist of real property. Our real estate ownership subjects us to additional risks not applicable to those competitors in the lodging industry that only manage or franchise hotel properties, including:

•	the illiquid nature of real estate, which may limit our ability to promptly sell one or more hotels in our portfolio in response to changing financial conditions;

•	adverse changes in economic and market conditions;

•	real estate, insurance, zoning, tax, environmental and eminent domain laws, including the condemnation of our properties;

•	fluctuations in real estate values or potential impairments in the value of our assets;

•	the ongoing need for capital improvements and expenditures to maintain, renovate or upgrade hotel properties;

•	risks associated with mortgage debt, including the possibility of default, fluctuating interest rate levels and the availability of replacement financing;

•

risks associated with the possibility that expense increases will outpace revenue increases and that in the event of an economic downturn, the high proportion of fixed expenses among our costs will make it difficult to reduce our expenses to the extent required to offset declining revenues;

•	changes in laws and regulations, fiscal policies and zoning ordinances and the related costs of compliance; and

•	events beyond our control, such as war, terrorist attacks and force majeure events, including earthquakes, tornados, hurricanes, fires or floods.

Economic and other conditions may materially adversely affect the valuation of our hotel properties resulting in impairment charges that could have a material adverse effect on our business, results of operations and earnings.

We hold goodwill, intangible assets and a significant amount of long-lived assets. We evaluate our tangible and intangible assets annually for impairment, or more frequently based on various triggers, including when a property has current or projected operating losses or when other material trends, contingencies or changes in circumstances indicate that a triggering event has occurred, such that an asset’s value may not be recoverable. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates.” During times of economic distress, declining demand and declining earnings often result in declining asset values. As a result, we have incurred and we may in the future incur impairment charges, which in the future could be material and adversely affect our results of operations and earnings.

ESH REIT has a significant amount of debt and the agreements governing its indebtedness place, and any future indebtedness of the Company or ESH REIT may place, restrictions on the Company, ESH REIT and their subsidiaries, reducing operational flexibility and creating default risks.

ESH REIT has a significant amount of debt. As of June 30, 2013, on a pro forma basis, ESH REIT and its subsidiaries would have had total indebtedness of approximately $     billion and a debt-to-equity ratio of             x. In the future, the Company or ESH REIT may incur additional indebtedness to finance future hotel acquisitions, renovation and improvement activities and for other corporate purposes. A substantial level of indebtedness could have an adverse effect on our business, results of operations and financial condition because it could, among other things:

•

require us to dedicate a substantial portion of our cash flows to make principal and interest payments on indebtedness, thereby reducing our cash flows available to fund working capital, capital expenditures and other general corporate purposes, including our ability to pay cash dividends to our stockholders;

•	increase our vulnerability to general adverse economic and industry conditions and limit our flexibility in planning for, or reacting to, changes in our business and our industry;

•	limit our ability to borrow additional funds or refinance indebtedness on favorable terms or at all to expand our business or ease liquidity constraints; and

•	place us at a competitive disadvantage relative to competitors that have less indebtedness or greater resources.

We cannot assure you that our business will generate sufficient cash flows to enable us to pay ESH REIT’s indebtedness, fund our other liquidity needs or pay dividends to our stockholders. If ESH REIT is unable to meet its debt service obligations, the 2012 Mortgage Loan (as defined below) will prevent ESH REIT from paying cash dividends with respect to its stock. In such case, in order to satisfy the REIT distribution requirements imposed by the Code, ESH REIT may distribute taxable stock dividends to its stockholders in the form of additional shares of its stock.

If we fail to generate sufficient cash flows to meet ESH REIT’s debt service obligations, we expect that ESH REIT will need to refinance all or a portion of its debt on or before maturity. We cannot assure you that ESH REIT will be able to refinance any of its debt on attractive terms on or before maturity, commercially reasonable terms or at all, particularly because of its increased levels of debt and because of restrictions on debt prepayment and additional debt incurrence contained in the agreements governing ESH REIT’s existing debt. Our future results of operations and ESH REIT’s ability to service, extend or refinance its indebtedness will be subject to future economic conditions and to financial, business and other factors, many of which are beyond our control.

In addition, the agreements governing ESH REIT’s indebtedness contain covenants that place restrictions on ESH REIT and its subsidiaries. These covenants may restrict, among other activities, ESH REIT’s and its subsidiaries’ ability to:

•	merge, consolidate or transfer all or substantially all of ESH REIT’s or its subsidiaries’ assets;

•	sell, transfer, pledge or encumber ESH REIT’s stock or the ownership interests of its subsidiaries;

•	incur additional debt;

•	enter into, terminate or modify leases for our hotel properties;

•	make certain expenditures, including capital expenditures;

•	pay dividends on or repurchase ESH REIT’s capital stock; and

•	enter into certain transactions with affiliates.

In addition, the occurrence of (i) an event of default, (ii) a debt yield trigger event (a Debt Yield (as defined in the 2012 Mortgage Loan) of less than 9.0%) or (iii) a guarantor bankruptcy event would result in a Cash Trap Event (as defined in the 2012 Mortgage Loan). During the period of a Cash Trap Event, any excess cash flow, after all monthly requirements are fully funded (including the payment of management fees and operating expenses), would be held by the loan service agent as additional collateral for the 2012 Mortgage Loan. As of June 30, 2013, our Debt Yield was 12.9% and a Cash Trap Event was not in effect.

These covenants could impair our ability to grow our business, take advantage of attractive business opportunities or successfully compete. For a description of the covenants imposed by the agreements governing ESH REIT’s indebtedness, see “Description of ESH REIT Indebtedness.” ESH REIT’s ability to comply with the financial and other restrictive covenants may be affected by events beyond its control, including general economic, financial and industry conditions. A breach of any of the covenants under any of the agreements governing ESH REIT’s indebtedness could result in an event of default. Cross-default provisions in the debt agreements could cause an event of default under one debt agreement to trigger an event of default under other debt agreements. Upon the occurrence of an event of default under any of ESH REIT’s debt agreements, the lenders could elect to declare all outstanding debt under such agreements to be immediately due and payable. If

ESH REIT was unable to repay or refinance the accelerated debt, the lenders could proceed against any assets pledged to secure that debt, which could include the foreclosure on some or all of the hotel properties securing such indebtedness. Furthermore, the agreements governing any future indebtedness of the Company or ESH REIT will likely contain covenants that place restrictions on the Company, ESH REIT and their subsidiaries.

Mortgage and mezzanine debt obligations expose us to the possibility of foreclosure, which could result in the loss of any hotel property subject to mortgage or mezzanine debt.

The 2012 Mortgage Loan (as defined below) is secured by mortgages on 680 of our 682 owned hotel properties and related assets. Another mortgage loan is secured by two of our hotel properties and related assets and several mezzanine loans are secured by pledges of direct and indirect equity in the 2012 Mortgage Loan obligors. Incurring mortgage and other secured debt obligations increases our risk of property losses because defaults on secured indebtedness may result in foreclosure actions initiated by lenders and ultimately our loss of the hotel properties or other properties securing such loans. If ESH REIT were in default under a mortgage loan or mezzanine loan, we could lose some or all of the hotel properties securing, directly or indirectly, such loan to foreclosure. For tax purposes, a foreclosure of our hotel properties would be treated as a sale of the hotel for a purchase price equal to the outstanding balance of the debt secured by the mortgage. If the outstanding balance of the debt secured by the mortgage exceeds our tax basis in the hotel, it would recognize taxable income on foreclosure, but would not receive any cash proceeds, which could hinder ESH REIT’s ability to meet the REIT distribution requirements imposed by the Code. ESH REIT may assume or incur new mortgage indebtedness on hotel properties that it acquires in the future. Any default under any one of ESH REIT’s mortgage debt obligations may increase its risk of default on its other indebtedness.

Our business depends on the quality and reputation of our brands, and any deterioration in the quality or reputation of our brands or the lodging industry could materially adversely affect our market share, reputation, business, financial condition and results of operations.

Our brands and our reputation are among our most important assets. We have consolidated the substantial majority of our hotels under the Extended Stay America brand. Our ability to attract and retain guests depends, in part, upon the external perceptions of Extended Stay America and Crossland Economy Studios, the quality of our hotels and services and our corporate and management integrity. An incident involving the potential safety or security of our guests or employees, or negative publicity regarding safety or security at our competitors’ properties or in respect of our third-party vendors and the industry, and any media coverage resulting therefrom, may harm our brands and our reputation, cause a loss of consumer confidence in Extended Stay America and the industry, and materially adversely affect our results of operations. The considerable expansion in the use of social media and online review sites over recent years has compounded the potential scope and speed of any negative publicity that could be generated by such incidents. Adverse incidents have occurred in the past and may occur in the future.

In addition, we believe that the Company’s trademarks and other intellectual property are fundamental to the reputation of our brands. The Company develops, maintains, licenses and polices a substantial portfolio of trademarks and other intellectual property rights. To the extent necessary, the Company enforces its intellectual property rights to protect the value of its trademarks, our development activities, to protect our good name, to promote its brand name recognition, to enhance our competitiveness and to otherwise support our business goals and objectives. The Company relies on trademark laws to protect its proprietary rights. Monitoring for unauthorized use of the Company’s intellectual property is difficult. Litigation may be necessary to enforce the Company’s intellectual property rights or to determine the validity and scope of the proprietary rights of others. Litigation of this type could result in substantial costs and diversion of resources, may result in counterclaims or other claims against the Company and could significantly harm our results of operations. From time to time, the Company applies to have certain trademarks registered. There is no guarantee that such trademark registrations will be granted. We cannot assure you that all of the steps the Company has taken to protect its trademarks will be adequate to prevent imitation of its trademarks by others. The unauthorized reproduction of the Company’s trademarks could diminish the value of our brands and its market acceptance, competitive advantages or goodwill, which could materially adversely affect our business and financial condition.

We could incur significant costs related to government regulation and litigation over environmental, health and safety matters.

Our hotel properties are subject to various federal, state and local environmental laws that impose liability for contamination. Under these laws, governmental entities have the authority to require us, as the current or former owner of the property, to perform or pay for the clean-up of contamination (including hazardous substances, waste or petroleum products) at or emanating from the property and to pay for natural resource damage arising from contamination. These laws often impose liability without regard to whether the owner or operator knew of or caused the contamination. Such liability can be joint and several, so that each covered person can be responsible for all of the costs involved, even if more than one person may have been responsible for the contamination. We can also be liable to private parties for costs of remediation, personal injury and death and/or property damage resulting from contamination at or emanating from our hotel properties. Moreover, environmental contamination can affect the value of a property and, therefore, an owner’s ability to borrow funds using the property as collateral or to sell the property on favorable terms or at all. Furthermore, persons who sent waste to a waste disposal facility, such as a landfill or an incinerator, may be liable for costs associated with cleanup of that facility.

In addition, our hotels (including our real property, operations and equipment) are subject to various federal, state and local environmental, health and safety regulatory requirements that address a wide variety of issues, including, but not limited to, the use, management and disposal of hazardous substances and wastes, air emissions, discharges of waste materials (such as refuge or sewage), the registration, maintenance and operation of our boilers and storage tanks, asbestos and lead-based paint. Some of our hotels also routinely handle and use hazardous or regulated substances and wastes as part of their operations, which are subject to regulation (for example, swimming pool chemicals or biological waste). Our hotels incur costs to comply with these environmental, health and safety laws and regulations and if these regulatory requirements are not met or become more stringent in the future or unforeseen events result in the discharge of dangerous or toxic substances at our hotel properties, we could be subject to increased costs of compliance, fines and penalties for non-compliance and material liability from third parties for harm to the environment, damage to real property or personal injury and death.

In particular, certain hotels we currently own or those we acquire in the future contain, may contain, or may have contained, asbestos-containing material (“ACM”). Environmental, health and safety laws require that ACM be properly managed and maintained, and include requirements to undertake special precautions, such as removal or abatement, if ACM would be disturbed during maintenance, renovation or demolition of a building. These laws regarding ACM may impose fines and penalties on building owners, employers and operators for failure to comply with these requirements or expose us to third-party liability.

We may be liable for indemnification or similar payments relating to our Predecessor in accordance with the Fifth Amended Plan of Reorganization (the “Plan”), the bankruptcy court’s order confirming the Plan (the “Confirmation Order”), and under certain agreements providing for indemnification in connection with our Predecessor.

We may be liable for indemnification or similar payments relating to our Predecessor. Under its constitutive documents, other agreements or applicable law, our Predecessor had obligations to defend, indemnify, reimburse, exculpate, advance fees and expenses, or limit the liabilities of certain officers and employees for certain matters relating to our Predecessor (the “Predecessor Indemnification Obligations”). Under the Plan and the Confirmation Order, we retained Predecessor Indemnification Obligations to those officers and employees who were officers and employees both prior to and after the effective date of the Plan. We may, therefore, face liabilities with respect to such Predecessor Indemnification Obligations. In addition, we may face liabilities arising from a separate agreement providing for Predecessor Indemnification Obligations to a former officer. Currently, certain claims remain outstanding against several of our former officers and employees in litigation brought on behalf of the Litigation Trust, which could trigger our Predecessor Indemnification Obligations, and new claims may arise in the future against those we have agreed to indemnify. While we believe the likelihood that we will be required to fund any material Predecessor Indemnification Obligations is remote and we are unable to quantify the potential exposure for which we may have to provide indemnification in the future, to the extent that we are required to fund any Predecessor Indemnification Obligations, our results of operations and our liquidity and capital resources could be materially and adversely affected.

The geographic concentration of our portfolio may make us particularly susceptible to adverse economic developments in those geographic areas in which we operate a substantial portion of our hotels.

The concentration of our hotel properties in a particular geographic area may materially impact our operating results if that area is impacted by negative economic developments. As of June 30, 2013, 13.5% of our rooms were in California, 10.3% of our rooms were in Texas, 7.9% of our rooms were in Florida and 5.2% of our rooms were in Illinois. We are particularly susceptible to adverse economic or other conditions in these markets (such as periods of economic slowdown or recession, business layoffs or downsizing, industry slowdowns, relocations of businesses, increases in real estate and other taxes and the cost of complying with governmental regulations or increased regulation), as well as to natural disasters or terrorist events that occur in these markets. Our business, financial condition and results of operations would be materially adversely affected by any significant adverse developments in any of those markets. Our operations may also be materially adversely affected if competing hotels are built in these markets. Furthermore, submarkets within any of these markets may be dependent on the economic performance of a limited number of industries which drive those markets.

We may seek to expand through acquisitions of other companies and hotel properties, and we may also seek to diversify through franchising; these activities may be unsuccessful or divert our management’s attention.

We intend to consider strategic and complementary acquisitions of other companies and hotel properties. In many cases, we will be competing for these opportunities with third parties that may have substantially greater financial resources than we do. Acquisitions of companies or hotel properties are subject to risks that could affect our business, including risks related to:

•	failing to consummate acquisitions after incurring significant transaction costs;

•	issuing shares of stock that could dilute the interests of our existing stockholders;

•	spending cash and incurring debt;

•	contributing hotel properties or related assets to ventures that could result in recognition of losses;

•	assuming unknown and contingent liabilities; or

•	creating additional expenses.

We cannot assure you that we will be able to successfully identify opportunities or complete transactions on commercially reasonable terms or at all, or that we will actually realize any anticipated benefits from such acquisitions. There may be high barriers to entry, including restrictive zoning laws, limited availability of hotel properties and higher costs of land, in many key markets and scarcity of available acquisition, development and investment opportunities in desirable locations. Similarly, we cannot assure you that we will be able to obtain financing for acquisitions on attractive terms or at all, or that the ability to obtain financing will not be restricted by the terms of ESH REIT’s indebtedness. In addition, the pairing arrangement may prevent our use of common tax-free acquisition structures, which may increase the cost and difficulty of acquiring other businesses and hotel properties and inhibit our ability to expand through acquisitions.

The success of any such acquisition will also depend, in part, on our ability to integrate the acquisition with our existing operations. We may experience difficulty with integrating acquired companies, hotel properties or other assets, including difficulties relating to:

•	acquiring hotel properties with undisclosed defects in design or construction or requiring unanticipated capital improvements;

•	entering new markets;

•	coordinating sales, distribution and marketing functions;

•	integrating information technology systems; and

•	preserving the important licensing, distribution, marketing, customer, labor and other relationships of the acquired assets.

After giving effect to the Pre-IPO Transactions, we will own and operate substantially all of the hotel properties associated with our brands. In the future, we may seek to realize the benefits of franchising and franchise certain of our hotel properties pursuant to agreements with third-party franchisees. We currently do not have experience operating a significant franchising business and expect that the development and implementation of any franchise system will likely require significant capital expenditures and could divert management’s attention from other business concerns, each of which could have a material adverse effect on our business, financial condition and results of operations. The viability of any franchising business will depend on our ability to establish and maintain good relationships with franchisees. If we enter the franchising business, we may be exposed to additional risks, including, but not limited to, the financial condition and access to capital of franchisees, reputational harm due to the action of franchisees and litigation as a result of disagreements with franchisees. At this time we cannot guarantee that we will seek to expand or diversify our business through franchising in the near future.

In addition, any such acquisition or franchising activity could demand significant attention from our management that would otherwise be available for our regular operations, which could have a material adverse effect on our business.

An increase in the use of third-party internet intermediaries to book online hotel reservations could materially adversely affect our business, financial condition and results of operations.

Some of the rooms at our hotels are booked through third-party internet travel intermediaries and other online travel service providers. These intermediaries primarily focus on leisure travel and also provide offerings for corporate travel and group meetings. Intermediaries use a variety of aggressive online marketing methods to attract customers, including the purchase, by certain companies, of trademarked online keywords such as “Extended Stay” from internet search engines to steer customers toward their websites. These intermediaries hope that consumers will eventually develop brand loyalties to their reservation system rather than to our brands. Accordingly, our business, financial condition and results of operations could be harmed if travel intermediaries succeed in significantly shifting loyalties from our brands to their reservation systems and diverting bookings away from our website or through their fees increasing the overall cost of internet bookings for our hotels.

A failure by our intermediaries to attract or retain their customer bases could lower demand for hotel rooms and, in turn, reduce our revenues. Additionally, if bookings by these third-party intermediaries increase, these intermediaries may be able to obtain higher commissions or other significant contract concessions from us, increasing the overall cost of these third-party distribution channels. Some of our distribution agreements with these companies are not exclusive, have a short term, are terminable at will or are subject to early termination provisions. The loss of distributors, increased distribution costs or the renewal of distribution agreements on significantly less favorable terms could adversely impact our business.

We are reliant upon technology and the disruption or malfunction in our information technology systems could materially adversely affect our business.

The lodging industry depends upon the use of sophisticated information technology and systems, including those utilized for reservations, property management, procurement and operation of our administrative systems. For example, we depend on our central reservation system, which allows bookings of hotel rooms directly, via telephone through our call centers, by travel agents, online through our website and through our online reservation partners. We operate third-party systems, making us reliant on third-party service providers, data communication networks and software upgrades, maintenance and support. Many of our information technology systems are outdated and require substantial upgrading. These technologies are costly and are expected to require refinements that may cause disruptions to many of our key information and technology systems. If we are unable to replace or introduce information technology and other systems as quickly as our competitors or within budgeted costs or schedules, or if we are unable to achieve the intended benefits of any new information technology or other systems, our results of operations could be adversely affected and our ability to compete effectively could be diminished.

Further, we have from time to time experienced disruptions of these systems, and disruptions of the operation of these systems as a result of failures related to our internal or our service provider systems and support may occur in the future. Information technology systems that we rely upon are also vulnerable to damage or interruption from:

•	events beyond our control, such as war, terrorist attacks and force majeure events, including earthquakes, tornados, hurricanes, fires or floods;

•

power losses, computer systems failures, internet and telecommunications or data network failures, service provider negligence, improper operation by or supervision of employees, user error, physical and electronic losses of data and similar events; and

•	computer viruses, cyber attacks, penetration by individuals seeking to disrupt operations or misappropriate information and other breaches of security.

The occurrence of any of these problems at any of our information technology facilities, any of our call centers or any third party service providers could cause interruptions or delays in our business or loss of data, or render us unable to process reservations. In addition, if our information technology systems are unable to provide the information communications capacity that we need, or if our information technology systems suffer problems caused by installing system enhancements, we could experience similar failures or interruptions. If our information technology systems fail and our redundant systems or disaster recovery plans are not adequate to address such failures, or if our property and business interruption insurance does not sufficiently compensate us for any losses that we may incur, our revenues and profits could be reduced and the reputation of our brands and our business could be harmed.

Cyber risk and the failure to maintain the integrity of internal or customer data could result in faulty business decisions and harm our reputation or subject us to costs, fines or lawsuits, or limit our ability to accept credit cards.

Our businesses require the collection, transmission and retention of large volumes of internal and customer data, including credit card numbers and other personally identifiable information of our customers, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. We and our service providers also maintain personally identifiable information about our employees. The integrity and protection of that customer, employee and company data is critical to us. If that data is inaccurate or incomplete, we could make faulty decisions. Further, our customers and employees have a high expectation that we and our service providers will adequately protect their personal information. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. Efforts to hack or breach security measures, failures of systems or software to operate as designed or intended, viruses, operator error or inadvertent releases of data all threaten our and our service provider’s information systems and records. Our reliance on computer, internet-based and mobile systems and communications and the frequency and sophistication of efforts by hackers to gain unauthorized access to such systems have increased significantly in recent years. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers’ or other proprietary data or other breach of our information technology systems could result in fines, legal claims or legal proceedings, including regulatory investigations and actions, or liability for failure to comply with privacy and information security laws, which could disrupt our operations, damage our reputation and expose us to claims from customers, financial institutions, regulators, payment card associations, employees and other persons, any of which could have a material adverse effect on our financial condition and results of operations.

In addition, we are subject to the Payment Card Industry Data Security Standard (the “PCI DSS”), a set of requirements administered by the Payment Card Industry Security Standards Council, an independent body created by the major credit card brands, and designed to ensure that companies handling credit card information maintain a secure environment. We are not currently in compliance with the PCI DSS and accordingly have been subject to monthly penalties imposed by VISA. We expect to come into compliance in the next seven to ten months, however there can be no assurance that we will successfully do so. If we fail to achieve PCI DSS compliance, we could become subject to substantially increased penalties or lose our ability to accept credit card payments. As approximately 79.0% of our room revenue for the six months ended June 30, 2013 was paid by credit card, loss of the ability to accept credit cards for payment would likely create a significant disruption to our operations, could reduce our occupancy levels and could have a material adverse effect on our business, financial condition and results of operations.

Changes in privacy laws could adversely affect our ability to market our products effectively.

We rely on a variety of direct marketing techniques, including telemarketing, email, marketing and postal mailings. Any future restrictions in laws such as the Telemarketing Sales Rule, CAN-SPAM Act and various state laws or new federal laws regarding marketing and solicitation or data protection laws that govern these activities could adversely affect the continuing effectiveness of telemarketing, email and postal mailing techniques and could force changes in our marketing strategies. If this occurs, we may not be able to develop adequate alternative marketing strategies, which could impact the amount and timing of our revenues. We also obtain access to potential customers from travel service providers and other companies with whom we have substantial relationships and market to some individuals on these lists directly or by including our marketing message in the other company’s marketing materials. If access to these lists was prohibited or otherwise restricted, our ability to develop new customers and introduce them to our products could be impaired.

We are exposed to a variety of risks associated with safety, security and crisis management.

There is a constant need to protect the safety and security of our guests, employees and assets against natural and man-made threats. These include but are not limited to exceptional events such as extreme weather, civil or political unrest, violence and terrorism, serious and organized crime, fraud, employee dishonesty, cyber crime, fire and day-to-day accidents, incidents and petty crime, which impact the guest or employee experience, could cause loss of life, sickness or injury and result in compensation claims, fines from regulatory bodies, litigation and impact our reputation. Serious incidents or a combination of events could escalate into a crisis, which if managed poorly could further expose our brands to reputational damage, which could have a material adverse effect on our business, financial condition and results of operations.

Our hotel properties may contain or develop harmful mold, which could lead to liability for adverse health effects and costs of remediating the problem.

When excessive moisture accumulates in buildings or on building materials, mold growth may occur, particularly if the moisture problem remains undiscovered or is not addressed over a period of time. Some molds may produce airborne toxins or irritants. Concern about indoor exposure to mold has been increasing as exposure to mold may cause a variety of adverse health effects and symptoms, including allergic or other reactions. As a result, the presence of significant mold at any of our hotel properties could require us to undertake a costly remediation program to contain or remove the mold from the affected property. In addition, the presence of significant mold could expose us to liability from our guests, employees and others if property damage or health concerns arise.

Compliance with the laws and regulations that apply to our hotel properties could materially adversely affect our ability to make future acquisitions or renovations, result in significant costs or delays and adversely affect our business strategies.

Our hotels are subject to various local laws and regulatory requirements that address our ability to obtain licenses for our operations. In particular, we are subject to permitting and licensing requirements, which can restrict the use of our hotel properties and increase the cost of acquisition, renovation and operation of our hotels. In addition, federal and state laws and regulations, including laws such as the Americans with Disabilities Act of 1990 (the “ADA”), impose further restrictions on our operations. Under the ADA, all public accommodations must meet federal requirements related to access and use by disabled persons. We may be subject to audits or investigations of all of our hotels to determine our compliance. Some of our hotels may not be fully compliant with the ADA. If one or more of the hotels in our portfolio is not in compliance with the ADA or any other regulatory requirements, we may be required to incur additional costs to bring the property into compliance and we might be required to pay damages or governmental fines. In addition, the obligation to make readily achievable accommodations is an ongoing one. Existing requirements may change and future requirements may require us to make significant unanticipated capital expenditures that could materially adversely affect our business, financial condition, liquidity, results of operations and cash flows.

Hospitality companies have been the target of class actions and other lawsuits alleging violations of federal and state law and other claims, and we may be subject to legal claims.

Our operating income and profits may be reduced by legal or governmental proceedings brought by or on behalf of our employees, customers or other third parties. In recent years, a number of hospitality companies have been subject to lawsuits, including class action lawsuits, alleging violations of federal and state law regarding workplace and employment matters, discrimination and other alleged violations of law. A number of these lawsuits have resulted in the payment of substantial damages by the defendants. Similar lawsuits have been instituted against us from time to time, and we cannot assure you that we will not incur substantial damages and expenses resulting from lawsuits of this type or other claims, which could have a material adverse effect on our business, financial condition and results of operations.

Changes in federal, state, local or foreign tax regulation or disputes with tax authorities could materially adversely affect our business, financial condition and profitability by increasing our tax costs.

The determination of our provision for income taxes and other tax liabilities requires estimations and significant judgments and there are many transactions and calculations where the ultimate tax determination is uncertain. We are subject to taxation at the federal, state or provincial and local levels in the United States and Canada. Our future tax rates could be adversely affected by changes in composition of earnings in jurisdictions with differing tax rates, changes in the valuation of our deferred tax assets and liabilities and substantive changes to tax rules and the application thereof by United States federal, state, local and foreign governments, all of which could result in materially higher corporate taxes than would be incurred under existing tax law or interpretation and could adversely affect our profitability. Further, our determination of our tax liability is always subject to audit and review by applicable domestic and foreign tax authorities. Any adverse outcome of any such audit or review could have an adverse effect on our business and reduce our profits to the extent potential tax liabilities exceed our reserves, and the ultimate tax outcome may differ from the amounts recorded in our financial statements and may materially affect our financial results in the period or periods for which such determination is made.

In addition, the recent economic downturn has reduced tax revenues for United States federal, state and local governments and as a result tax authorities have increased their efforts to raise revenues through changes in tax laws and audits. Increased efforts by tax authorities to raise revenues through changes in tax laws and audits could materially increase our effective tax rate.

Increases in ESH REIT’s property taxes could materially adversely affect our profitability and ability to pay dividends to our stockholders.

Hotel properties are subject to real and personal property taxes. These taxes may increase as tax rates change and as ESH REIT’s hotel properties are assessed or reassessed by taxing authorities. In particular, ESH REIT’s property taxes could increase following acquisitions as acquired properties are reassessed. In recent periods, state and local governments have been seeking to increase property taxes. If property taxes increase, our business, financial condition, results of operations and ESH REIT’s ability to make distributions to its stockholders could be materially adversely affected.

Our insurance may not fully compensate us for damage to or losses involving our hotel properties.

We maintain comprehensive insurance on each of our hotel properties, including liability, fire and extended coverage, in the types and amounts we believe are adequate and customary in our industry. Nevertheless, there are some types of losses, generally of a catastrophic nature, such as hurricanes, earthquakes, fires, floods, terrorist acts or liabilities that result from breaches in the security of our information technology systems, that may be uninsurable or too expensive to justify obtaining insurance. Additionally, market forces beyond our control could limit the scope of insurance coverage that we can obtain or restrict our ability to obtain insurance coverage at reasonable rates. As a result, we may not be successful in obtaining insurance without increases in cost or decreases in coverage levels. We use our discretion in determining amounts, coverage limits and deductibility provisions of insurance, with a view to obtaining appropriate insurance on our hotel properties at a reasonable cost and on suitable terms. In the event of significant damage or loss, our insurance coverage may not be sufficient to cover the full current market value or replacement value of our investment in a property, and in some cases could result in certain losses being totally uninsured. In addition, inflation, changes in building codes and zoning ordinances, environmental considerations and other factors might make it impossible or impractical to use insurance proceeds to replace or repair a property that has been damaged or destroyed. Under these and other circumstances, insurance proceeds may not be adequate to restore our economic position with respect to a damaged or destroyed property. Accordingly, ESH REIT could lose some or all of the capital it has invested in a property, as well as the anticipated future revenue from the property, and ESH REIT could remain obligated for guarantees, debt or other financial obligations of the property. ESH REIT’s debt instruments, consisting of Mortgage Loans secured by our hotel properties, Mezzanine Loans and a Revolving Credit Facility contain customary covenants requiring us to maintain insurance. Although we believe that we currently maintain sufficient insurance coverage to satisfy these obligations, there is no assurance that in the future we will be able to procure coverage at a reasonable cost. In addition, there can be no assurance that the lenders under these instruments will not take the position that ESH REIT does not have sufficient insurance coverage and therefore is in breach of these debt instruments allowing the lenders to declare an event of default and accelerate repayment of debt.

We are dependent upon our ability to attract and retain key officers and other highly qualified personnel.

Our success and our ability to implement our business strategies will depend in large part upon the efforts and skills of our senior management and our ability to attract and retain key officers and other highly qualified personnel. Competition for such personnel is intense. There can be no assurance that we will continue to be successful in attracting and retaining qualified personnel. If we lose or suffer an extended interruption in the services of one or more of our key officers, our business, financial condition and results of operations could be materially adversely affected. Accordingly, there can be no assurance that our senior management will be able to successfully execute and implement our business and operating strategies.

We have a new management team that does not have experience in the extended stay segment.

During the past several years we have substantially changed our management team. Our chief executive officer started in February 2012 and our chief financial officer started in July 2011, and both had no extended stay hotel industry experience prior to joining HVM. It is important to our success that the new members of the management team quickly understand the extended stay hotel industry. If they are unable to do so, our business, financial conditions and results of operations could be materially adversely affected.

Labor shortages could restrict our ability to operate our hotels or implement our business strategies or result in increased labor costs that could reduce our profitability.

Our success depends in large part on our ability to attract, retain, train, manage and engage our employees. Our hotels are staffed 24 hours a day, seven days a week by thousands of employees around the country. If we are unable to attract, retain, train, manage and engage skilled employees, our ability to manage and staff our hotel properties adequately could be impaired, which could reduce customer satisfaction and harm our reputation. Staffing shortages could also hinder our ability to implement our business strategy. Because payroll costs are a major component of the operating expenses at our hotel properties, a shortage of skilled labor could also require higher wages that would increase our labor costs, which could reduce our profitability and limit our ability to pay dividends to stockholders. In addition, increases in minimum wage rates could result in significantly increased costs for us and result in reduced margins and profitability.

Attempts by labor organizations to organize groups of our employees or changes in labor laws could disrupt our operations, increase our labor costs or interfere with the ability of our management to focus on implementing our business strategies.

We may become subject to collective bargaining agreements, similar agreements or regulations enforced by governmental entities in the future. Changes in the federal regulatory scheme could make it easier for unions to organize groups of our employees. If relationships with our employees or other field personnel become adverse, our hotel properties could experience labor disruptions such as strikes, lockouts and public demonstrations. Additionally, if such changes take effect, our employees or other field personnel could be subject to organizational efforts, which could potentially lead to disruptions or require our management’s time to address unionization issues. Labor regulation could also lead to higher wage and benefit costs, changes in work rules that raise operating expenses and legal costs, and limit our ability to take cost saving measures during economic downturns. These or similar agreements, legislation or changes in regulations could disrupt our operations, hinder our ability to cross-train and cross-promote our employees due to prescribed work rules and job classifications, reduce our profitability or interfere with the ability of our management to focus on executing our business and operating strategies.

Adverse judgments or settlements resulting from legal proceedings in which we may be involved in the normal course of our business could reduce our profitability or limit our ability to operate our business.

In the normal course of our business, we are often involved in various legal proceedings. We cannot predict with certainty the cost of defense, the cost of prosecution or the ultimate outcome of these legal proceedings. Additionally, we could become the subject of future claims by third parties, including guests who use our hotels, our employees, our stockholders or regulators. Any significant adverse determinations, judgments or settlements could reduce our profitability and could materially adversely affect our business, financial condition and results of operations or limit our ability to operate our business. Further, we may incur costs related to claims for which we have appropriate third party indemnity, but such third parties fail to fulfill their contractual obligations. See “Business—Legal Proceedings.”

Risks Related to ESH REIT and its Status as a REIT

Failure of ESH REIT to qualify as a REIT or remain qualified as a REIT would cause it to be taxed as a regular C corporation, which would expose it to substantial tax liability and could substantially reduce the amount of cash available to pay dividends to its stockholders.

ESH REIT elected to be taxed as a REIT for U.S. federal income tax purposes effective as of October 7, 2010. We believe ESH REIT has been organized and operated in such a manner so as to qualify as a REIT and ESH REIT currently intends to continue to operate as a REIT. However, qualification as a REIT involves the application of highly technical and complex provisions of the Code, for which only a limited number of judicial and administrative interpretations exist. The complexity of these provisions is greater in the case of a REIT that owns hotels and leases them to a corporation with which a portion of its stock is paired. As a result, ESH REIT is likely to encounter a greater number of interpretive issues under the REIT qualification rules, and more such issues which lack clear guidance, than are other REITs. Even an inadvertent or technical mistake could jeopardize ESH REIT’s REIT qualification.

Although we do not intend to request a ruling from the Internal Revenue Service (“IRS”) as to our REIT qualification, ESH REIT expects to receive an opinion of Fried, Frank, Harris, Shriver & Jacobson LLP (“Fried Frank”) to the effect that ESH REIT has been organized in conformity with the requirements for qualification as a REIT under the Code, and ESH REIT’s current and proposed method of operation, as described in this prospectus and in representations made to Fried Frank, should enable it to meet the requirements for qualification and taxation as a REIT under the Code. Investors should be aware, however, that opinions of counsel are not binding on the IRS or any court. The opinion of Fried Frank represents only the view of Fried Frank, based on its review and analysis of existing law. The opinion of Fried Frank will rely upon certain representations as to factual matters and covenants expected to be made by ESH REIT and the Company, including representations relating to the values of assets, the sources of income, ESH REIT not being considered to own (actually or constructively) stock of any corporate lessee (including the Company) possessing 10 percent or more of the voting power or value of all classes of stock of the corporate lessee, and the value of the Class B common stock of ESH REIT stock being less than 50% of the value of all the shares of ESH REIT stock. The opinion of Fried Frank will also rely upon an independent analysis conducted by a “big four” accounting firm concluding that neither the Sponsor-managed funds nor any direct or indirect investors in such funds will be considered to own (actually or constructively) stock of ESH REIT possessing 10 percent or more of the value of all classes of stock of ESH REIT. Both the opinion of Fried Frank and the accounting firm’s analysis will rely upon representations received from the Sponsors regarding the ownership structure of the Sponsor-managed funds and the actual and constructive ownership of the Sponsor-managed funds, including a representation that, to the best of the Sponsor’s knowledge, no entity owns, actually or constructively, 10 percent or more of the value of the shares of ESH REIT or the Company as a result of shares of ESH REIT or the Company being attributed to such entity from one or more owners of such entity. The opinion is expressed as of the date issued. Fried Frank has no obligation to advise ESH REIT or its owners of any subsequent change in the matters stated, represented or assumed or of any subsequent change in applicable law. Furthermore, both the validity of the opinion of Fried Frank and ESH REIT’s qualification on a going forward basis to be taxed as a REIT will depend on its satisfaction of certain asset, income, organizational, distribution, stockholder ownership and other requirements, including the application of the constructive ownership rules to partnership allocations in respect of profits interests, as to which there is no guidance and as to which the accounting firm’s report makes certain assumptions with which the IRS or court may disagree. The results of ESH REIT’s satisfaction of such REIT qualification requirements will not be monitored by Fried Frank. ESH REIT’s ability to satisfy the asset tests depends upon an analysis of the characterization and fair market values of its assets, some of which are not susceptible to a precise determination, and for which ESH REIT will not obtain independent appraisals. Moreover, new tax legislation, administrative guidance or court decisions, in each instance potentially applicable with retroactive effect, could make it more difficult or impossible for ESH REIT to qualify as a REIT. Given the highly complex nature of the rules governing REITs, the ongoing factual determinations and the possibility of future changes in the law or our circumstances, ESH REIT might not satisfy all requirements applicable to REITs for any particular taxable year. See “Material United States Federal Income Tax Considerations—Taxation of ESH REIT.”

If ESH REIT failed to qualify as a REIT in any taxable year, and no available relief provision applied, it would be subject to U.S. federal income tax, including any applicable alternative minimum tax, on its taxable income at regular corporate rates, and distributions to holders of its stock would not be deductible by it in computing its taxable income. ESH REIT may also be subject to additional state and local taxes if it fails to qualify as a REIT. Any such corporate tax liability could be substantial and would reduce the amount of cash available for investment, debt service and distribution to holders of its stock, which in turn could have a material adverse effect on the value and market price of the Shares. To the extent that distributions to shareholders by ESH REIT have been made on the belief that ESH REIT qualified as a REIT, ESH REIT might be required to borrow funds or to liquidate certain of its investments to pay the applicable tax. If, for any reason, ESH REIT failed to qualify as a REIT and it was not entitled to relief under certain Code provisions, it would be subject to a material tax liability and unable to elect REIT status for the four taxable years following the year during which it ceased to so qualify, which could materially adversely affect our business and operating strategies and the market value of the Shares.

Failure to qualify as a REIT could result from a number of factors, including, without limitation:

•	the leases of ESH REIT’s hotels to the Company are not respected as true leases for U.S. federal income tax purposes;

•	rents received from the Company are treated as rents received from a “related party tenant”;

•	ESH REIT is not respected as an entity separate from the Company or the REIT qualification tests are applied to ESH REIT on a combined basis with the Company; or

•	failure to satisfy the REIT distribution requirements due to restrictions under ESH REIT’s indebtedness.

In addition, if ESH REIT fails to qualify as a REIT, it will no longer be required to make distributions as a condition to REIT qualification and all of its distributions to holders of its common stock, after payment of corporate level tax as noted above, would be taxable as regular C corporation dividends to the extent of ESH REIT’s current and accumulated earnings and profits. Thus, if ESH REIT failed to qualify as a REIT, dividends paid to ESH REIT’s stockholders currently taxed as individuals would be qualified dividend income, currently taxed at preferential rates, and ESH REIT’s stockholders currently taxed as corporations (including the Company) would be entitled to the dividends received deduction with respect to such dividends, subject in each case to applicable limitations under the Code. As a result of all these factors, ESH REIT’s failure to qualify as a REIT could impair our business and operating strategies and materially adversely affect the market price of the Shares.

If rents received by ESH REIT from the Company are treated as rent received from a “related party tenant,” ESH REIT will fail to qualify as a REIT.

To qualify as “rents from real property” for purposes of the two gross income tests applicable to REITs, ESH REIT must not own, actually or constructively (by virtue of certain attribution provisions of the Code), 10% or more (by vote or value) of the stock of any corporate lessee or 10% or more of the assets or net profits of any non-corporate lessee (a “related party tenant”). For periods prior to the Pre-IPO Transactions, ESH REIT owned 100% of the corporate lessees of its hotels but depended upon an exception to the related party rent rule for leases of “qualified lodging facilities” to taxable REIT subsidiaries managed by an “eligible independent contractor.” For periods after the consummation of the Pre-IPO Transactions, ESH REIT will lease substantially all of its hotels to the Company and the exception described in the preceding sentence will no longer be available. The Company will be treated as a related party tenant for purposes of the gross income tests if ESH REIT owns, actually or constructively (by virtue of certain attribution provisions of the Code), 10% or more of the stock (by vote or value) of the Company. The Company does not believe that it is a related party tenant of ESH REIT.

Prior to the Pre-IPO Transactions, certain Sponsor-managed funds and investors in the Sponsor-managed funds owned more than 10% of the interests in ESH REIT. As a result, if no action were taken, under the constructive ownership rules the stock of the Company could be attributed to ESH REIT, and the Company could be viewed as a related party tenant. In advance of the Pre-IPO Transactions, the Sponsors undertook certain steps intended to reduce the interest of such funds and the direct and indirect investors in the Sponsor-managed funds such that after the Pre-IPO Transactions, ESH REIT will not be considered to own, actually or constructively (by virtue of certain attribution provisions of the Code), stock in the Company representing 10% or more (by vote or value) of the Company’s outstanding stock. The ownership attribution rules that apply for purposes of the 10% threshold are complex, and it is uncertain as to how they apply in many circumstances, including how they apply to Shares held by our current owners. Despite the restructuring, a contrary interpretation of these rules could result in treating ESH REIT as owning, actually or constructively (by virtue of certain attribution provisions of the Code) stock in the Company representing 10% or more (by vote or value) of the Company’s outstanding stock. In particular, there is no clear guidance as to the application of these constructive ownership rules to partnership allocations in respect of profits interests, including certain profits interests in the direct or indirect owners of Shares, and as a result there can be no assurance that the Company’s rental payments to ESH REIT will qualify as “rent from real property,” in which case ESH REIT would fail to qualify for REIT status. In the absence of guidance on this issue, the accounting firm’s report, which the Fried Frank opinion relies upon, will assume that a partner’s profits interest in a partnership is determined based on the maximum amount of partnership profits potentially allocable to such partner on a cumulative basis. Moreover, events beyond our knowledge or control could result in a stockholder, including an investor in the Sponsors, owning or being deemed to own 10% or more of the paired common stock. The ownership attribution rules that apply for purposes of the 10% threshold are complex and may cause the outstanding shares owned by a group of related individuals or entities to be deemed to be constructively owned by one individual or entity. As a result, for instance, the acquisition of less than 10% of the outstanding paired common stock (or the acquisition of an interest in an entity which owns paired common stock) by an individual or entity could cause that individual or entity to be treated as owning in excess of 10% of ESH REIT. In addition, a person may be treated as owning 10 percent or more of the value of stock of ESH REIT by virtue of owning an interest in an entity other than a Sponsor-managed fund that owns an interest in ESH REIT. Although ESH REIT intends to make timely annual demands of certain shareholders of record to disclose the beneficial owners of Shares issued in their name, as required by the Treasury Regulations, monitoring actual or constructive ownership of the Shares, including by investors in the Sponsors, after completion of the Pre-IPO Transactions on a continuous basis is not feasible. The charters of the Company and ESH REIT contain restrictions on the amount of shares of stock of either entity so that no person can own, actually or constructively (by virtue of certain attribution provisions of the Code), more than 9.8% of the stock in value or number of shares, whichever is more restrictive of either ESH REIT or the Company. An exception will permit the Company to own all of the Class A common stock of ESH REIT. However, given the breadth of the Code’s constructive ownership rules and the fact that it is not feasible for ESH REIT and the Company to continuously monitor actual and constructive ownership of paired common stock, there can be no assurance that such restrictions will be effective in preventing any person from actually or constructively acquiring 9.8% or more of the stock of the Company or ESH REIT. If the Company were treated as a “related party tenant” of ESH REIT, ESH REIT would not be able to satisfy either of the two gross income tests applicable to REITs and would fail to qualify for REIT status. If ESH REIT failed to qualify as a REIT and it was not entitled to relief under certain Code provisions, it would be subject to a material tax liability and unable to elect REIT status for the four taxable years following the year during which it ceased to so qualify. In addition, it is unlikely ESH REIT would avail itself of certain relief provisions under the Code customarily available to a REIT that has failed to satisfy a REIT requirement but wants to retain its REIT status. If a REIT fails to satisfy either of the two gross income requirements, such relief provisions require payment of a punitive tax in an amount equal to 100% of the estimated profits of the REIT attributable to the amount of gross income by which the REIT failed the gross income tests. See “Material United States Federal Income Tax Considerations—Failure to Satisfy the Gross Income Tests.” Since substantially all ESH REIT’s gross income will be rent paid pursuant to the operating leases with the Company, a substantial part of ESH REIT’s total profits could become subject to such 100% tax under such relief provisions of the Code if this rent failed to qualify under the two gross income tests. In that event, ESH REIT would not likely pursue any of the relief provisions available to REITs under certain provisions of the Code.

Our structure has been infrequently utilized by public companies and has not been employed by a public company since a similar structure was employed by a public company in 2006, and the IRS could challenge ESH REIT’s qualification as a REIT.

Our structure has been infrequently utilized by public companies and has not been employed by a public company since a similar structure was employed by a public company in 2006, and there is little guidance on the tax treatment of a paired share arrangement. Section 269B of the Code provides that the determination of whether an entity qualifies as a REIT must be made on a combined basis if the entity is “stapled” to another entity. ESH REIT and the Company will be considered “stapled entities” if more than 50% of the value of the beneficial ownership of shares of ESH REIT is paired with the shares of the Company. We believe that the value of the Class B common stock does not represent more than 50% of the value of all of the shares of stock of ESH REIT and, accordingly, that ESH REIT and the Company are not “stapled entities” for purposes of Section 269B of the Code. Our belief that the value of the Class B common stock of ESH REIT does not represent more than 50% of the value of all of the shares of stock of ESH REIT is based on a third party valuation that, as of the effective date, the Class B common stock of ESH REIT will represent less than 50% of the value of all of the shares of stock of ESH REIT. However, valuation is an inherently subjective matter, and the IRS could assert that

Section 269B of the Code applies based on its view of the relative value of the classes of stock of ESH REIT so that ESH REIT and the Company are “stapled entities.” In addition, the IRS could also assert that ESH REIT and the Company should be treated as one entity under general tax principles. In each case such assertion, if successful, would result in the loss of ESH REIT’s status as a REIT. If ESH REIT failed to qualify as a REIT under this rule and it was not entitled to relief under certain Code provisions, it would be subject to a material tax liability and unable to elect REIT status for the four taxable years following the year during which it ceased to so qualify. In addition, if ESH REIT and the Company were treated as a single entity under the Code, such single entity’s income and assets would fundamentally differ from the type of income and assets required to qualify as a REIT. Thus, even if a relief provision under certain Code provisions were available, the Company and ESH REIT would likely need to further restructure their operations and/or ownership structure in order for ESH REIT to qualify as a REIT under the Code, and there is no assurance that any such restructuring could be accomplished.

Additionally, the IRS could challenge the REIT status of ESH REIT on the basis that the Class B common stock is not freely transferrable. Such assertion, if successful, would result in the loss of ESH REIT’s REIT status. If ESH REIT failed to qualify as a REIT under this rule and it was not entitled to relief under certain Code provisions, it would be subject to a material tax liability and unable to elect REIT status for the four taxable years following the year during which it ceased to so qualify. Finally, the IRS could also assert that the Company should be treated as owning all of the common stock of ESH REIT. If upheld, such an assertion would effectively eliminate the benefit of REIT status for ESH REIT. No advance ruling has been or will be sought from the IRS regarding ESH REIT’s qualification as a REIT or any other matter discussed in this prospectus.

The ownership limits that apply to REITs, as prescribed by the Code and by our charter, may inhibit market activity in the shares of our stock and restrict our business combination opportunities.

In order for ESH REIT to qualify to be taxed as a REIT, not more than 50% in value of the outstanding shares of its stock may be owned, beneficially or constructively, by five or fewer individuals, as defined in the Code to include certain entities, at any time during the last half of each taxable year after the first year for which it elected to qualify to be taxed as a REIT. Subject to certain exceptions, ESH REIT’s charter will authorize its board of directors to take such actions as are necessary and desirable to preserve its qualification to be taxed as a REIT. ESH REIT’s charter will also provide that, unless exempted by the board of directors, no person may own more than    % in value or in number, whichever is more restrictive, of the outstanding shares of all classes and series of its common stock or    % in value of the outstanding shares of all classes and series of its stock. See “Description of Our Capital Stock—Restrictions on Ownership and Transfer” and “Material United States Federal Income Tax Considerations.” ESH REIT’s board of directors will grant the Company exemptions from the ownership limits applicable to other holders of its common stock, subject to certain initial and ongoing conditions designed to protect its status as a REIT. The constructive ownership rules are complex and may cause shares of stock owned directly or constructively (by virtue of certain attribution provisions of the Code) by a group of related individuals or entities to be constructively owned by one individual or entity. These ownership limits could delay or prevent a transaction or a change in control of us that might involve a premium price for Shares or otherwise be in the best interests of our stockholders.

If ESH REIT’s leases with the Company are not respected as true leases for U.S. federal income tax purposes, ESH REIT would fail to qualify as a REIT.

To qualify as a REIT, ESH REIT is required to satisfy two gross income tests, pursuant to which specified percentages of its gross income must be passive income, such as rent. For the rent paid pursuant to the operating leases with the Company, which should comprise substantially all of ESH REIT’s gross income, to constitute qualifying rental income for purposes of the gross income tests, the leases must be respected as true leases for U.S. federal income tax purposes and must not be treated as service contracts, joint ventures or some other type of arrangement. ESH REIT has structured the leases, and intends to structure any future leases, so that the leases will be respected as true leases for U.S. federal income tax purposes, but there can be no assurance that the IRS will not challenge this treatment or that a court would not sustain such a challenge. If the leases were not respected as true leases for U.S. federal income tax purposes, ESH REIT would not be able to satisfy either of the two gross income tests applicable to REITs and would fail to qualify for REIT status. If ESH REIT failed to qualify as a REIT and it was not entitled to relief under certain Code provisions, it would be subject to a material tax liability and unable to elect REIT status for the four taxable years following the year during which it ceased to so qualify.

If rents received by ESH REIT from the Company do not reflect arm’s length terms, the IRS could seek to recharacterize the rents.

In connection with the Pre-IPO Transactions and this offering, ESH REIT and the Company will reset the rates of rent payable by the Company to ESH REIT under the operating leases. The new rates of rent are intended to reflect arm’s length terms. However, transfer pricing is an inherently subjective matter, and the IRS could, under Section 482 of the Code, assert that the rates of rent between the Company and ESH REIT do not reflect arm’s length terms. If the IRS was successful in asserting that the rates of rent were not on arm’s length terms, it could adversely impact our REIT qualification or our effective tax rate and tax liability.

The IRS could seek to recharacterize the Pre-IPO Transactions.

The Pre-IPO Transactions were undertaken to implement the current structure and are intended to permit ESH REIT to continue to qualify as a REIT. There can be no assurance that the IRS will not seek to recharacterize or reorder the Pre-IPO Transactions, which if successful, could result in the loss of ESH REIT’s REIT status.

ESH REIT has no operating history as a publicly traded REIT and may not be successful in operating as a publicly traded REIT, which may adversely affect its ability to make distributions to its stockholders.

ESH REIT has no operating history as a publicly traded REIT. The REIT rules and regulations are highly technical and complex. ESH REIT cannot assure you that its management team’s past experience will be sufficient to successfully operate ESH REIT as a publicly traded REIT, implement appropriate operating and investment policies and comply with Code or Treasury Regulations that are applicable to it. Failure to comply with the income, asset and other requirements imposed by the REIT rules and regulations could prevent ESH REIT from qualifying as a REIT and could force it to pay unexpected taxes and penalties, which may adversely affect its ability to make distributions to its stockholders.

Even if ESH REIT continues to qualify as a REIT, it may face other tax liabilities that could reduce our cash flows.

Even if ESH REIT continues to qualify for taxation as a REIT, it may be subject to certain U.S. federal, state and local taxes on its income and assets including, but not limited to, taxes on any undistributed income and property and transfer taxes. In order to maintain its status as a REIT, each year ESH REIT must distribute to holders of its common stock at least 90% of its REIT taxable income, determined before the deductions for dividends paid and excluding any net capital gain. To the extent that ESH REIT satisfies this distribution requirement, but distributes less than 100% of its taxable income and net capital gain, it will be subject to U.S. federal corporate income tax on its undistributed REIT taxable income and net capital gain. In addition, ESH REIT will be subject to a 4% nondeductible excise tax if the actual amount that it pays out to holders of its common stock in a calendar year is less than a minimum amount specified under the Code. Any of these taxes would decrease cash available for distributions to holders of its common stock, and lower distributions of cash could adversely affect the market price of the Shares. Generally, we expect ESH REIT to distribute 100% of its REIT taxable income so as to avoid U.S. federal income and excise tax.

The REIT distribution requirements could adversely affect ESH REIT’s liquidity and may force ESH REIT to borrow funds or sell assets during unfavorable market conditions or make taxable distributions of its capital stock.

In order to meet the REIT distribution requirements and avoid the payment of income and excise taxes, ESH REIT may need to borrow funds on a short-term basis or sell assets, even if the then-prevailing market conditions are not favorable for these borrowings or sales. ESH REIT’s cash flows may be insufficient to fund required REIT distributions as a result of differences in timing between the actual receipt of income and the recognition of income for U.S. federal income tax purposes, or the effect of non-deductible capital expenditures, the creation of reserves or required debt service obligations or amortization payments. The insufficiency of ESH REIT’s cash flows to cover its distribution requirements could have an adverse effect on its ability to incur additional indebtedness or sell equity securities in order to fund distributions required to maintain its qualification as a REIT.

ESH REIT may from time to time make distributions to its stockholders in the form of its taxable stock dividends, which could result in stockholders incurring tax liability without receiving sufficient cash to pay such tax.

Although it has no current intention to do so, ESH REIT may in the future distribute taxable stock dividends to its stockholders in the form of additional shares of its stock. ESH REIT might distribute additional shares of its Class A common stock, shares of Class B common stock and/or shares of its preferred stock to the Company and/or shares of its Class B common stock to the holders of its Class B common stock. Taxable stockholders receiving such dividends will be required to include the full amount of the dividend as ordinary income to the extent of ESH REIT’s current and accumulated earnings and profits for U.S. federal income tax purposes. As a result, stockholders may be required to pay income taxes with respect to such dividends in excess of the cash dividends received. If a U.S. stockholder sells ESH REIT common or preferred shares that it receives as a dividend in order to pay this tax, the sales proceeds may be less than the amount included in income with respect to the dividend, depending on the market price of the Shares at the time of the sale. Furthermore, with respect to certain non-U.S. stockholders, ESH REIT may be required to withhold U.S. federal income tax with respect to such dividends, including in respect of all or a portion of such dividend that is payable in its common shares.

Dividends paid by REITs do not qualify for the reduced tax rates available for some dividends.

Certain dividends known as qualified dividends payable to U.S. stockholders that are individuals, trusts or estates currently are subject to the same tax rates as long-term capital gains, which are significantly lower than the maximum rates for ordinary income. Dividends paid by REITs, however, generally are not eligible for such reduced rates. Although these rules do not adversely affect the taxation of REITs, the more favorable rates applicable to regular corporate qualified dividends could cause investors who are individuals, trusts and estates to perceive investments in REITs to be relatively less attractive than investments in the stocks of non-REIT corporations that pay dividends, which could adversely affect the value of the shares of REITs and the Shares.

Applicable REIT laws may restrict certain business activities and increase our overall tax liability.

As a REIT, ESH REIT is subject to various restrictions on the types of income it can earn, assets it can own and activities in which it can engage. Business activities that could be impacted by applicable REIT laws include, but are not limited to, activities such as developing alternative uses of real estate, including the development and/or sale of hotel properties. Due to these restrictions, we anticipate that we will conduct certain business activities, including those mentioned above, through the Company. The Company is taxable as a regular C corporation and is subject to U.S. federal, state, local and, if applicable, foreign taxation on its taxable income. To qualify as a REIT, ESH REIT must satisfy certain asset, income, organizational, distribution, stockholder ownership and other requirements on an ongoing basis. In order to meet these tests, ESH REIT may be required to forego investments it might otherwise make. Thus, ESH REIT’s compliance with the REIT requirements may hinder our business and operating strategies, financial condition and results of operations.

Complying with REIT requirements may limit our ability to hedge effectively and may cause us to incur tax liabilities.

The REIT provisions of the Code substantially limit ESH REIT’s ability to hedge its assets and liabilities. Any income from a hedging transaction that ESH REIT enters into primarily to manage risk of currency fluctuations or to manage risk of interest rate changes with respect to borrowings made or to be made to acquire or carry real estate assets does not constitute “gross income” for purposes of the 75% or 95% gross income tests that apply to REITs, provided that certain identification requirements are met. To the extent that ESH REIT enters into other types of hedging transactions or fails to properly identify such transaction as a hedge, the income is likely to be treated as non-qualifying income for purposes of both of the gross income tests. As a result of these rules, ESH REIT may be required to limit its use of advantageous hedging techniques or implement those hedges through a TRS. This could increase the cost of ESH REIT’s hedging activities because its TRS may be subject to tax on gains or expose ESH REIT to greater risks associated with changes in interest rates than it would otherwise choose to bear. In addition, losses in a TRS will generally not provide any tax benefit, except that such losses could theoretically be carried back or forward against past or future taxable income in the TRS.

The application of FIRPTA to non-U.S. holders of Class B common stock of ESH REIT is not clear.

A non-U.S. person disposing of a U.S. real property interest (“USRPI”), including shares of a U.S. corporation whose assets consist principally of USRPIs, is generally subject to tax under the Foreign Investment in Real Property Tax Act (“FIRPTA”), on the gain recognized on the disposition, in which case they would also be required to file U.S. tax returns with respect to such gain. FIRPTA does not apply, however, to the disposition of stock in a REIT if the REIT is a “domestically controlled REIT.” We intend to take the position that ESH REIT is a domestically controlled REIT under the Code. However, there can be no assurance that the IRS will not challenge this treatment or that a court would not sustain such a challenge. If ESH REIT were to fail to qualify as a “domestically controlled REIT,” gains realized by a non-U.S. holder on a sale of Class B common stock would be subject to tax under FIRPTA unless the Class B common stock was regularly traded on an established securities market (such as the NYSE) and the non-U.S. holder did not at any time during a specified testing period directly or indirectly own more than 5% of the value of the outstanding Class B common stock. While there is no authority addressing whether a component of a paired interest will be considered to be regularly traded on an established securities market by virtue of the paired interest being considered to be regularly traded on an established securities market, we intend to take the position that the Class B common stock of ESH REIT is traded on an established securities market following this offering.

Non-U.S. holders of Class B common stock of ESH REIT may be subject to tax under FIRPTA on distributions.

Non-U.S. holders of Class B common stock may incur tax on distributions that are attributable to gain from a sale or exchange of a USRPI by ESH REIT under FIRPTA. A USRPI includes certain interests in real property and stock in corporations at least 50% of whose assets consist of USRPIs. Under FIRPTA, a non-U.S. stockholder is taxed on distributions attributable to gain from sales of USRPIs as if such gain were effectively connected with a U.S. trade or business of the non-U.S. stockholder, in which case they would also be required to file U.S. tax returns with respect to such gains. A non-U.S. stockholder thus would be taxed on such a distribution at the normal capital gains rates applicable to U.S. stockholders, subject to applicable alternative minimum tax and a special alternative minimum tax in the case of a nonresident alien individual. A non-U.S. corporate stockholder not entitled to treaty relief or exemption also may be subject to the 30% branch profits tax on such a distribution.

If the Class B common stock is regularly traded on an established securities market located in the United States, capital gain distributions on the Class B common stock that are attributable to ESH REIT’s sale of real property will be treated as ordinary dividends rather than as gain from the sale of a USRPI as long as the non-U.S. stockholder did not own more than 5% of the Class B common stock at any time during the one-year period preceding the distribution. As a result, non-U.S. stockholders generally will be subject to withholding tax on such capital gain distributions in the same manner as they are subject to withholding tax on ordinary dividends. As noted above, we intend to take the position that the Class B common stock will be regularly traded on an established securities market located in the United States following this offering. If the Class B common stock is not considered to be regularly traded on an established securities market located in the United States or the non-U.S. stockholder owned more than 5% of the Class B common stock at any time during the one-year period preceding the distribution, capital gain distributions that are attributable to ESH REIT’s sale of real property would be subject to tax under FIRPTA, as described in the preceding paragraph. In such case, ESH REIT must withhold 35% of any distribution that ESH REIT could designate as a capital gain dividend. A non-U.S. stockholder may receive a credit against its tax liability for the amount ESH REIT withholds. Moreover, if a non-U.S. stockholder disposes of ESH REIT common stock during the 30-day period preceding a dividend payment, and such non-U.S. stockholder (or a person related to such non-U.S. stockholder) acquires or enters into a contract or option to acquire the Class B common stock within 61 days of the first day of the 30-day period described above, and any portion of such dividend payment would, but for the disposition, be treated as a USRPI capital gain to such non-U.S. stockholder, then such non-U.S. stockholder shall be treated as having USRPI capital gain in an amount that, but for the disposition, would have been treated as USRPI capital gain.

Risks Related to the Company

The Company is subject to tax at regular corporate rates.

The Company is subject to U.S. federal income tax, including any applicable alternative minimum tax, on its taxable income at regular corporate rates, and distributions to holders of Company common stock are not deductible by it in computing its taxable income. In calculating its taxable income, the Company must include as income any dividends received from ESH REIT. Distributions to holders of Company common stock are taxable as dividends to the extent of current and accumulated earnings and profits. Dividends paid by the Company to noncorporate U.S. stockholders that constitute qualified dividend income will be taxable to the stockholder at the preferential rates applicable to long-term capital gains provided the stockholder meets certain holding period requirements. Distributions in excess of the Company’s current and accumulated earnings and profits would generally be considered a return of capital for U.S. federal income tax purposes to the extent of the holder’s adjusted tax basis in their shares. A return of capital is not taxable, but it has the effect of reducing the holder’s adjusted tax basis in their shares. If distributions exceed the adjusted tax basis of a holder’s shares, they will be treated as gain from the sale or exchange of such stock.

The application of FIRPTA could adversely affect non-U.S. holders of the Shares.

The Company is expected to be a United States real property holding corporation under the Code. As a result, under FIRPTA, certain non-U.S. holders of Company common stock may be subject to U.S. federal income tax on gain from the disposition of such stock, in which case they would also be required to file U.S. tax returns with respect to such gain. Whether these FIRPTA provisions apply depends on the amount of Company common stock that such non-U.S. holder holds and whether, at the time they dispose of their shares, Company common stock is regularly traded on an established securities market (such as the NYSE) within the meaning of the applicable Treasury Regulations. While there is no authority addressing whether a component of a paired interest will be considered to be traded on an established securities market by virtue of the paired interest being considered to be traded on an established securities market, we intend to take the position that the common stock of the Company is traded on an established securities market. So long as the Company common stock is regularly traded as noted above, only a non-U.S. holder who has held, actually or constructively, more than 5% of the Company’s common stock at any time during the applicable testing period may be subject to U.S. federal income tax on the disposition of such common stock under FIRPTA. In addition, a separate valuation of the Class B common stock of ESH REIT and common stock of the Company may not be available. As a result, the portion of any gain on the disposition of a Share that is attributable to shares of common stock of the Company, and subject to FIRPTA, may be difficult to determine.

If ESH REIT was to lose its REIT status, it could materially adversely affect the Company.

The Company will receive a substantial portion of its income in the form of distributions from ESH REIT. If ESH REIT was not treated as a REIT, it would be subject to U.S. federal income tax, including any applicable alternative minimum tax, on its taxable income at regular corporate rates, and distributions to holders of its stock, including the Company, would not be deductible by it in computing its taxable income. Any such corporate tax liability could be substantial and would reduce the amount of cash available for distribution to holders of its stock, including the Company, and would likely reduce the value of the ESH REIT Class A common stock held by the Company, which in turn could have a material adverse effect on the value of the Company’s stock. See “—Risks Related to ESH REIT and its Status as a REIT.”

Risks Related to the Shares and this Offering

There is no existing market for the Shares, and we do not know if one will develop to provide you with adequate liquidity. If our stock price fluctuates after this offering, you could lose a significant part of your investment.

Prior to this offering, there has not been a public market for the Shares. Additionally, the structure of the Shares is not typical and may trade at a discount to the combined value. We cannot predict the extent to which investor interest in Extended Stay will lead to the development of a trading market on the NYSE or otherwise or how active and liquid that market may come to be. If an active trading market does not develop, you may have difficulty selling any of the Shares that you buy. Negotiations between us and the underwriters will determine the initial public offering price for the shares, which may not be indicative of prices that will prevail in the open market following this offering. Consequently, you may not be able to sell Shares at prices equal to or greater than the price you paid in this offering. The market price of the Shares may be influenced by many factors including:

•	announcements of new hotels or services or significant price reductions by us or our competitors;

•	changes in tax law or interpretations thereof;

•	the failure of securities analysts to cover the Shares after this offering or changes in analysts’ financial estimates;

•	variations in quarterly results of operations;

•	default on ESH REIT’s indebtedness or foreclosure of our hotel properties;

•	economic, legal and regulatory factors unrelated to our performance;

•	increased competition;

•	future sales of the Shares or the perception that such sales may occur;

•	investor perceptions of us and the lodging industry;

•	events beyond our control, such as war, terrorist attacks, travel-related health concerns, transportation and fuel prices, travel-related accidents, natural disasters and severe weather; and

•	the other factors listed in this “Risk Factors” section.

As a result of these factors, investors in the Shares may not be able to resell their shares at or above the initial offering price. In addition, our stock price may be volatile. The stock market in general has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of companies like us. Accordingly, these broad market and industry factors may significantly reduce the market price of the Shares, regardless of our operating performance.

You will incur immediate and substantial dilution in the net tangible book value of the Shares you purchase in this offering.

Prior investors have paid substantially less per Share for the Shares than the price in this offering. The initial public offering price of the Shares is substantially higher than the net tangible book value per share of our

outstanding Shares prior to completion of the offering. Accordingly, based on an initial public offering price of $        per Share (the mid-point of the range set forth on the cover page of this prospectus), if you purchase the Shares in this offering, you will pay more for your Shares than the amounts paid by our existing stockholders for their shares and you will suffer immediate dilution of approximately $        per Share in net tangible book value of the Shares. See “Dilution.”

Certain of our stockholders each beneficially own a substantial amount of the Shares and will continue to have substantial control over us after this offering and their interests may conflict with or differ from your interests as a stockholder.

When this offering is completed, affiliates of Centerbridge, Paulson and Blackstone each will beneficially own approximately     %,     % and     % of the Shares, respectively (    %,     % and     %, respectively, if the underwriters’ option to purchase additional Shares is exercised in full), with no individual entity owning, actually or constructively, more than 9.8% as provided in the respective charters of the Company and ESH REIT, and we expect that we will be a “controlled company” within the meaning of the NYSE rules and ESH REIT will continue to be controlled by virtue of its ownership by the Company, regardless of the Sponsors’ ownership. In addition, four directors of the Company and three directors of ESH REIT will be designated by the Sponsors pursuant to a stockholders agreement between the Company, ESH REIT and the Sponsors to be entered into upon consummation of this offering. Further, the Sponsors will be entitled to consent rights on specified matters pursuant to the stockholders agreement. As a result, the Sponsors will be able to exert a significant degree of influence or actual control over our management and affairs and over matters requiring stockholder approval, including the election of directors, a merger, consolidation or sale of all or substantially all of our assets and other significant business or corporate transactions. These stockholders may have interests that are different from yours and may vote in a way with which you disagree and which may be adverse to your interests. In addition, this concentration of ownership could have the effect of delaying or preventing a change in control or otherwise discouraging a potential acquirer from attempting to obtain control of us, which could cause the market price of the Shares to decline or prevent our stockholders from realizing a premium over the market price for their Shares.

Additionally, each of the Sponsors is in the business of making investments in companies and may acquire and hold, and in a few instances have acquired and held, interests in businesses that compete directly or indirectly with us. One or more of the Sponsors may also pursue acquisition opportunities that may be complementary to our business and, as a result, those acquisition opportunities may not be available to us. The Company’s and ESH REIT’s charters will provide that none of the Sponsors, any of their affiliates or any director who is not employed by us (including any non-employee director who serves as one of our officers in both his director and officer capacities) or his or her affiliates will have any duty to refrain from engaging, directly or indirectly, in the same business activities or similar business activities or lines of business in which we operate.

As restrictions on resale end or if the Sponsors exercise their registration rights, a significant number of shares could become eligible for resale following this offering. As a result, the market price of our stock could decline if the Sponsors sell their shares or are perceived by the market as intending to sell them. See “—Future sales or the possibility of future sales of a substantial amount of the Shares may depress the price of Shares,” “Description of Our Capital Stock—Registration Rights Agreement” and “Shares Eligible for Future Sale.”

Future sales or the possibility of future sales of a substantial amount of the Shares may depress the price of the Shares.

Future sales or the availability for sale of substantial amounts of the Shares in the public market could adversely affect the prevailing market price of the Shares and could impair our ability to raise capital through future sales of equity securities.

The charters of the Company and ESH REIT authorize us to issue            Shares, of which            Shares will be outstanding upon consummation of this offering. This number includes              Shares that we are selling in

this offering, which will be freely transferable without restriction or further registration under the Securities Act of 1933, as amended (the “Securities Act”). We expect that the remaining            Shares, including the Shares owned by certain of our existing stockholders and our executive officers and directors, will be restricted from immediate resale under the federal securities laws and the lock-up agreements between our current stockholders and the underwriters, but may be sold in the near future. See “Underwriting.” Following the expiration of the applicable lock-up period, all these Shares will be eligible for resale under Rule 144 or Rule 701 of the Securities Act, subject to volume limitations and applicable holding period requirements. In addition, the Sponsors will have the ability to cause us to register the resale of their shares. See “Shares Eligible for Future Sale” for a discussion of the Shares that may be sold into the public market in the future.

We may issue Shares or other securities from time to time as consideration for future acquisitions and investments. If any such acquisition or investment is significant, the number of Shares, or the number or aggregate principal amount, as the case may be, of other securities that we may issue may in turn be substantial. We may also grant registration rights covering those Shares or other securities in connection with any such acquisitions and investments.

Upon consummation of this offering, we will also have            options to purchase Shares and              restricted stock units outstanding and may authorize more. Following this offering, we intend to file a registration statement on Form S-8 covering up to            shares in connection with our employee benefit plans, including the stock options and restricted stock units.

We cannot predict the size of future issuances of the Shares or the effect, if any, that future issuances and sales of the Shares will have on the market price of the Shares. Sales of substantial amounts of the Shares (including Shares issued in connection with an acquisition), or the perception that such sales could occur, may adversely affect prevailing market prices for the Shares.

If securities analysts do not publish research or reports about Extended Stay, or if they issue unfavorable commentary about us or our industry or downgrade the Shares, the price of the Shares could decline.

The trading market for the Shares will depend in part on the research and reports that third-party securities analysts publish about Extended Stay and the lodging industry. One or more analysts could downgrade the Shares or issue other negative commentary about Extended Stay or our industry. In addition, we may be unable or slow to attract research coverage. Alternatively, if one or more of these analysts cease coverage of Extended Stay, we could lose visibility in the market. As a result of one or more of these factors, the trading price of the Shares could decline.

Delaware law and our organizational documents may impede or discourage a takeover, which could deprive our stockholders of the opportunity to receive a premium for their shares.

The Company and ESH REIT are Delaware corporations, and the anti-takeover provisions of Delaware law impose various impediments to the ability of a third party to acquire control of us, even if a change of control would be beneficial to our existing stockholders. In addition, provisions of the Company’s and ESH REIT’s charters and bylaws may make it more difficult for, or prevent a third party from, acquiring control of us without the approval of our boards of directors. These provisions include, among others:

•	the ability of our boards of directors to designate one or more series of preferred stock and issue shares of preferred stock without stockholder approval;

•

actions by stockholders may not be taken by written consent, except that any action required or permitted to be taken by our stockholders may be effected by written consent until such time as the Sponsors cease to own 50% or more of the outstanding Shares;

•	the sole power of a majority of the boards of directors to fix the number of directors;

•

advance notice requirements for nominating directors or introducing other business to be conducted at stockholder meetings, provided that such notice will not be applicable to the Sponsors so long as they own at least 50% of the outstanding Shares; and

•	the limited ability of stockholders to call special meetings while the Sponsors own at least 50% of the outstanding Shares;

•	the affirmative supermajority vote of our stockholders to amend anti-takeover provisions in our charters and bylaws.

The foregoing factors, as well as the significant ownership of Shares by the Sponsors, and certain covenant restrictions under ESH REIT’s indebtedness could impede a merger, takeover or other business combination or discourage a potential investor from making a tender offer for the Shares, which, under certain circumstances, could reduce the market price of the Shares. See “Description of Our Capital Stock.”

The Company and ESH REIT may each issue shares of preferred stock in the future, which could make it difficult for another company to acquire us or could otherwise adversely affect holders of the Shares, which could depress the price of the Shares.

The Company has             shares of voting preferred stock outstanding. ESH REIT has 125 shares of 12.5% preferred stock outstanding. See “Description of Our Capital Stock.” In addition, the Company’s charter authorizes the Company to issue up to            shares of one or more additional series of preferred stock. ESH REIT’s charter authorizes ESH REIT to issue up to            shares of one or more additional series of preferred stock. The boards of directors of the Company and ESH REIT will have the authority to determine the preferences, limitations and relative rights of shares of preferred stock and to fix the number of shares constituting any series and the designation of such series, without any further vote or action by stockholders. Preferred stock could be issued with voting, liquidation, dividend and other rights superior to the rights of the Shares. The potential issuance of preferred stock may delay or prevent a change in control of us, discouraging bids for the Shares at a premium over the market price and adversely affect the market price and the voting and other rights of the holders of the Shares.

ESH REIT may be subject to adverse legislative or regulatory tax changes that could adversely affect the market price of the Shares.

At any time, the U.S. federal income tax laws governing REITs or the administrative interpretations of those laws may be amended. We cannot predict when or if any new U.S. federal income tax law, regulation, or administrative interpretation, or any amendment to any existing U.S. federal income tax law, regulation or administrative interpretation, will be adopted, promulgated or become effective and any such law, regulation, or interpretation may take effect retroactively. ESH REIT and holders of Class B common stock could be adversely affected by any such change in, or any new, U.S. federal income tax law, regulation or administrative interpretation, which could effectively eliminate our structure, and in turn, adversely affect the market price of the Shares.

There is a possibility that there will be amendments to or elimination of the pairing arrangement, which may, in turn, impact ESH REIT’s status as a REIT.

Each share of common stock of the Company is attached to and will trade together with the Class B common stock of ESH REIT. Under the Company’s and ESH REIT’s charters, each of the respective board of directors may modify or eliminate this pairing arrangement without the consent of its respective stockholders at any time if that board of directors no longer deems it in the best interests of the Company or ESH REIT, as the case may be, for their shares to continue to be attached and trade together. At this time, neither board has determined the circumstances under which the pairing arrangement would be terminated. However, circumstances that the respective board might consider in making such a determination may include, for example, the enactment of legislation that would significantly reduce or eliminate the benefits of our current structure. With respect to such determination, the respective board must fulfill at all times its respective fiduciary duties and, therefore, it is not possible to predict at this time the future circumstances under which the respective board would terminate the pairing arrangement. In addition, holders of Shares will have option, by the vote of a majority of the Shares then outstanding, to eliminate the pairing arrangement in accordance with the respective charters of the Company and ESH REIT. The pairing arrangement will be automatically terminated upon bankruptcy of either of the Company or ESH REIT. The Class A common stock of ESH REIT owned by the Company is freely transferrable and if transferred, the transferee will hold unpaired shares of common stock of ESH REIT.

The Company will have the right, at its option and without the consent of the holders of the Shares, to acquire shares of Class B common stock of ESH REIT from the holders of the Shares in exchange for cash, property and/or additional shares of the Company’s common stock with a fair market value, determined in the good faith judgment of the ESH REIT board of directors, equal to the fair market value of the Class B common stock of ESH REIT being exchanged. After such acquisition, shares the Company’s common stock may be paired with shares of Class B common stock of ESH REIT in a different proportion, but such shares will continue to be attached and trade together. Holders of the Shares could be subject to U.S. federal income tax on the exchange of shares of Class B common stock of ESH REIT for additional shares of the Company’s common stock and may not receive cash to pay the tax from the Company or ESH REIT. See “Material United States Federal Income Tax Consequences—Taxation of Holders of Shares with Respect to ESH REIT Shares.”

ESH REIT’s board of directors could terminate its status as a REIT, subjecting ESH REIT’s taxable income to U.S. federal income taxation, which would increase its liabilities for taxes.

Under ESH REIT’s charter, its board of directors may terminate its REIT status, without the consent of its stockholders, at any time if the board no longer deems it in the best interests of ESH REIT to continue to qualify under the Code as a REIT, subject to the stockholders’ consent rights described elsewhere in this prospectus. ESH REIT’s board of directors has not yet determined the circumstances under which ESH REIT’s status as a REIT would be terminated. However, circumstances that the board may consider in making such a determination may include, for example:

•	the enactment of new legislation that would significantly reduce or eliminate the benefits of being a REIT or having a paired share arrangement; or

•	ESH REIT no longer being able to satisfy the REIT requirements.

With respect to this determination, ESH REIT’s board must fulfill at all times its fiduciary duties and, therefore, it is not possible to predict at this time the future circumstances under which the board would terminate ESH REIT’s status as a REIT.

If ESH REIT’s status as REIT is terminated, its taxable income will be subject to U.S. federal income taxation (including any applicable alternative minimum tax) at regular corporate rates. If ESH REIT’s status was terminated and it was not entitled to relief under certain Code provisions, it would be unable to elect REIT status for the four taxable years following the year during which it ceased to so qualify.

We will be exposed to risks relating to evaluations of controls required by Section 404 of the Sarbanes-Oxley Act.

We are in the process of evaluating our internal controls systems to allow management to report on, and our independent auditors to audit, our internal controls over financial reporting. We will be performing the system and process evaluation and testing (and any necessary remediation) required to comply with the management certification and auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, and will be required to comply with Section 404 in full (including an auditor attestation on management’s internal controls report) in our annual reports on Form 10-K for the year ending December 31, 2014 (subject to any change in applicable SEC rules). Furthermore, upon completion of this process, we may identify control deficiencies of varying degrees of severity under applicable Securities and Exchange Commission (“SEC”) and Public Company Accounting Oversight Board (“PCAOB”) rules and regulations that remain unremediated. As a public company, we will be required to report, among other things, control deficiencies that constitute a “material weakness” or changes in internal controls that, or that are reasonably likely to, materially affect internal controls over financial reporting. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. A “significant deficiency” is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of our financial reporting.

If we fail to implement the requirements of Section 404 in a timely manner, regulatory authorities such as the SEC or the PCAOB might subject us to sanctions or investigation. If we do not implement improvements to our disclosure controls and procedures or to our internal controls in a timely manner, our independent registered public accounting firm may not be able to certify as to the effectiveness of our internal controls over financial reporting pursuant to an audit of our controls. This may subject us to adverse regulatory consequences or a loss of confidence in the reliability of our financial statements. We could also suffer a loss of confidence in the reliability of our financial statements if we or our independent registered public accounting firm reports a material weakness in our internal controls, if we do not develop and maintain effective controls and procedures or if we are otherwise unable to deliver timely and reliable financial information. Any loss of confidence in the reliability of our financial statements or other negative reaction to our failure to develop timely or adequate disclosure controls and procedures or internal controls could result in a decline in the price of the Shares. In addition, if we fail to remedy any material weakness, our financial statements may be inaccurate, we may face restricted access to the capital markets and the trading price of the Shares may be adversely affected. In the past, our auditors identified certain matters involving our internal controls over financial reporting that constituted “material weaknesses,” which have been remediated, and in connection with the audit of our 2012 financial statements identified several “significant deficiencies.”

The requirements of being a public company, including compliance with the reporting requirements of the Exchange Act and the requirements of the Sarbanes-Oxley Act and the NYSE, may strain our resources, increase our costs and divert management’s attention, and we may be unable to comply with these requirements in a timely or cost-effective manner.

As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the corporate governance standards of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act and the NYSE. These requirements will place a strain on our management, systems and resources. The Exchange Act will require us to file annual, quarterly and current reports with respect to our business and financial condition within specified time periods and to prepare proxy statements with respect to the annual meetings of stockholders of the Company and ESH REIT. The Sarbanes-Oxley Act will require that we maintain effective disclosure controls and procedures and internal controls over financial reporting. The NYSE will require that we comply with various corporate governance requirements. To maintain and improve the effectiveness of our disclosure controls and procedures and internal controls over financial reporting and comply with the Exchange Act and NYSE requirements, significant resources and management oversight will be required. This may divert management’s attention from other business concerns and lead to significant costs associated with compliance, which could have a material adverse effect on us and the price of the Shares.

We also expect that it could be difficult and will be significantly more expensive to obtain directors’ and officers’ liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our boards of directors or as executive officers. Advocacy efforts by stockholders and third parties may also prompt even more changes in governance and reporting requirements. We cannot predict or estimate the amount of additional costs we may incur or the timing of these costs.

We are a “controlled company” within the meaning of the NYSE rules and, as a result, will qualify for, and may rely on, exemptions from certain corporate governance requirements.

A company of which more than 50% of the voting power is held by an individual, a group or another company is a “controlled company” within the meaning of the NYSE rules and may elect not to comply with certain corporate governance requirements of the NYSE, including:

•	the requirement that a majority of the boards of directors of the Company and ESH REIT consist of independent directors;

•

the requirement that each of the Company and ESH REIT have a nominating/corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•

the requirement that each of the Company and ESH REIT have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

Following this offering, we will rely on all of the exemptions listed above. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the NYSE.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements” within the meaning of the federal securities laws. All statements other than statements of historical facts included in this prospectus may be forward-looking. Statements herein regarding the Pre-IPO Transactions, the expected benefits of the Pre-IPO Transactions and our ongoing hotel reinvestment program, our ability to meet ESH REIT’s debt service obligations, our future capital expenditures, our distribution strategy, our plans, objectives, goals, beliefs, business strategies, future events, business conditions, results of operations, financial position and our business outlook, business trends and other information referred to under “Prospectus Summary,” “Risk Factors,” “Company Distribution Policy,” “ESH REIT Distribution Policy,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business” are forward-looking statements. When used in this prospectus, the words “believe,” “expect,” “anticipate,” “intend,” “estimate,” “will,” “look forward to” and variations of such words or similar expressions are intended to identify forward-looking statements. The forward-looking statements are not historical facts, and are based upon our current expectations, beliefs, estimates and projections, and various assumptions, many of which, by their nature, are inherently uncertain and beyond our control. Our expectations, beliefs, estimates and projections are expressed in good faith and we believe there is a reasonable basis for them. However, there can be no assurance that management’s expectations, beliefs, estimates and projections will result or be achieved and actual results may vary materially from what is expressed in or indicated by the forward-looking statements.

There are a number of risks, uncertainties and other important factors, many of which are beyond our control, that could cause our actual results to differ materially from the forward-looking statements contained in this prospectus. Such risks, uncertainties and other important factors include, but are not limited to:

•	changes in U.S. general and local economic activity and the impact of these changes on consumer demand for lodging and related services in general and for extended stay lodging in particular;

•	levels of spending in the business, travel and leisure industries, as well as consumer confidence;

•	increased competition and the over-building of hotels in our markets;

•	incidents or adverse publicity concerning our hotels or other extended stay hotels;

•	our ability to implement our business strategies profitably;

•	declines in occupancy and average daily rate;

•	our ability to retain the services of certain members of our management;

•	the ability of ESH REIT to qualify, and remain qualified, as a REIT under the Code;

•

actual or constructive ownership (including deemed ownership by virtue of certain attribution provisions under the Code) of Shares by investors who we do not control may cause ESH REIT to fail to meet the REIT income tests;

•	the availability of capital for renovations and future acquisitions;

•	the high fixed cost of hotel operations;

•	the seasonal and cyclical nature of the real estate and lodging businesses;

•	interruptions in transportation systems, which may result in reduced business or leisure travel;

•	events beyond our control, such as war, terrorist attacks, travel-related health concerns and natural disasters;

•	changes in distribution arrangements, such as through internet travel intermediaries;

•	our ability to keep pace with improvements in technology utilized for reservations systems and other operating systems;

•	decreases in brand loyalty due to increasing use of internet reservation channels;

•	fluctuations in the supply and demand for hotel rooms;

•	changes in the tastes and preferences of our customers;

•	our ability to integrate and successfully operate any hotel properties acquired in the future and the risks associated with these hotel properties;

•	changes in federal, state or local tax law, including legislative, administrative, regulatory or other actions affecting REITs;

•	the cost of compliance with and liabilities under environmental, health and safety laws;

•	changes in real estate and zoning laws and increases in real property tax rates;

•	increases in interest rates and operating costs;

•	ESH REIT’s substantial indebtedness;

•	inadequate insurance coverage;

•	adverse litigation judgments or settlements; and

•	the Sponsors’ control of us.

There may be other factors that may cause our actual results to differ materially from the forward-looking statements, including factors disclosed under the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus. You should evaluate all forward-looking statements made in this prospectus in the context of these risks and uncertainties.

We caution you that the risks, uncertainties and other factors referenced above may not contain all of the risks, uncertainties and other factors that are important to you. In addition, we cannot assure you that we will realize the results, benefits or developments that we expect or anticipate or, even if substantially realized, that they will result in the consequences or affect us or our business in the way expected. All forward-looking statements in this prospectus apply only as of the date made and are expressly qualified in their entirety by the cautionary statements included in this prospectus. We undertake no obligation to publicly update or revise any forward-looking statements to reflect subsequent events or circumstances, except as required by law.

USE OF PROCEEDS

We estimate that we will receive net proceeds of approximately $         million from the sale of              Shares in this offering, based on the assumed initial public offering price of $         per Share, which is the mid-point of the range set forth on the cover page of this prospectus, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. The proceeds will be divided among the Company and ESH REIT based on their estimated valuations. The Company will use any proceeds it receives to purchase Class A common stock of ESH REIT to maintain its ownership of 55% of the value of ESH REIT. ESH REIT intends to use the net proceeds from this offering and the sale of Class A common stock to the Company to repay certain of ESH REIT’s indebtedness, with any remaining balance to be used for general corporate purposes. Our management will have broad discretion over the uses of the net proceeds in this offering.

COMPANY DISTRIBUTION POLICY

The payment of any distributions will be at the discretion of the Company’s board of directors. Any such distributions will be made subject to the Company’s compliance with applicable law and will depend on, among other things, the receipt by the Company of dividends from ESH REIT in respect of the Class A common stock, the Company’s results of operations and financial condition, the Company’s level of indebtedness, capital requirements, capital contributions to ESH REIT, contractual restrictions, restrictions in any future debt agreements of the Company or ESH REIT and in any preferred stock and other factors that the Company’s board of directors may deem relevant.

The Company’s ability to pay dividends will depend on its receipt of cash dividends from ESH REIT, which may further restrict its ability to pay distributions. In particular, ESH REIT’s ability to pay distributions is restricted by the terms of its indebtedness. In cases in which the terms of any of the Company’s or ESH REIT’s existing or future indebtedness bars the payment of cash dividends, ESH REIT may declare and pay taxable stock dividends to maintain its REIT status. See “Description of ESH REIT’s Indebtedness” for a description of the restrictions on ESH REIT’s ability to pay distributions.

See “Material United States Federal Income Tax Considerations” for a discussion of the tax treatment of distributions made by the Company to its stockholders.

ESH REIT DISTRIBUTION POLICY

ESH REIT intends to make regular quarterly cash distributions to its stockholders (including the Company), as more fully described below. To qualify as a REIT, ESH REIT must distribute annually to its stockholders an amount at least equal to:

•	90% of its REIT taxable income, computed without regard to the deduction for dividends paid and excluding any net capital gain; plus

•	90% of the excess of its net income, if any, from foreclosure property over the tax imposed on such income by the Code; less

•	the sum of certain items of non-cash income that exceeds a percentage of ESH REIT’s income.

ESH REIT will be subject to income tax on its taxable income that is not distributed and to an excise tax to the extent that certain percentages of its taxable income are not distributed by specified dates. Generally, we expect ESH REIT to distribute 100% of its REIT taxable income so as to avoid U.S. federal income and excise tax. See “Material United States Federal Income Tax Considerations.” Income as computed for purposes of the forgoing tax rules will not necessarily correspond to ESH REIT’s income before income taxes as determined under GAAP for financial reporting purposes.

ESH REIT’s distributions will be authorized by the ESH REIT board of directors and declared based on a variety of factors, including:

•	actual results of operations;

•	ESH REIT’s debt service requirements;

•	capital expenditure requirements for its hotel properties;

•	ESH REIT’s taxable income;

•	the annual distribution requirement under the REIT provisions of the Code;

•	contractual restrictions;

•	restrictions in any current or future debt agreements and in any preferred stock;

•	ESH REIT’s operating expenses; and

•	other factors that ESH REIT’s board of directors may deem relevant.

Class A common stock and Class B common stock are entitled to any dividends that ESH REIT’s board of directors may declare. Each share of Class A and Class B common stock will be entitled to the same amount of dividends per share, except that, in cases in which the terms of any of the Company’s or ESH REIT’s existing or future indebtedness bars the payment of cash dividends, ESH REIT may declare and pay taxable stock dividends in respect of the Class A common stock that differ from dividends paid in respect of the Class B common stock in order to maintain its REIT status. Accordingly,     % of ESH REIT’s dividends will go to the Company on account of the Class A common stock. See “Description of Our Capital Stock.”

See “Material United States Federal Income Tax Considerations” for a discussion of the tax treatment of distributions made by ESH REIT to its stockholders.

ESH REIT’s ability to pay distributions is restricted by the terms of its indebtedness. In cases in which the terms of any of the Company’s or ESH REIT’s existing or future indebtedness bars the payment of cash dividends, ESH REIT may declare and pay taxable stock dividends in order to maintain its REIT status. See “Description of ESH REIT’s Indebtedness” for a description of the restrictions on ESH REIT’s ability to pay distributions. In cases where ESH REIT distributes additional shares of its Class B common stock to the holders of its Class B common stock, the Company may correspondingly distribute a number of additional shares of its common stock, which together with the shares of Class B common stock distributed by ESH REIT will form Shares.

CAPITALIZATION

The following table sets forth our consolidated cash and cash equivalents and restricted cash and our consolidated capitalization as of June 30, 2013:

•	on a historical consolidated and combined basis for the Successor; and

•

on a pro forma consolidated basis for Extended Stay to reflect the pro forma adjustments described in “Unaudited Pro Forma Condensed Consolidated Financial Statements of the Company” and “Unaudited Pro Forma Condensed Consolidated Financial Statements of ESH REIT,” including (i) the Pre-IPO Transactions, (ii) the issuance of                  Shares in this offering and (iii) the application of proceeds from the offering as described in “Use of Proceeds.”

You should read this table in conjunction with “Pre-IPO Transactions,” “Unaudited Pro Forma Condensed Consolidated Financial Statements of the Company,” “Unaudited Pro Forma Condensed Consolidated Financial Statements of ESH REIT,” “Selected Historical Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and related notes included elsewhere in this prospectus.

	As of June 30, 2013
	Historical	Pro Forma
	(Dollars in millions)
Cash and cash equivalents	$105.0

Restricted cash(1)	$154.8

Total debt(2)	$3,605.6
Equity:
Noncontrolling interests(3)	1.9
Successor equity(4)	747.3
Company Common Stock, $0.01 par value per share, no shares authorized, no shares issued and outstanding on a historical basis; shares authorized, shares issued and outstanding on a pro forma basis(5)	—
Shareholders’ interest in subsidiary(6)	—
Additional paid-in capital	—
Retained earnings	56.0
Accumulated other comprehensive loss	(0.2)

Total equity	805.0

Total capitalization	$4,410.6

(1)	Restricted cash consists of amounts held in cash management and escrow accounts associated with ESH REIT’s debt financing.
(2)	As of June 30, 2013, we had availability of $87.4 million under ESH REIT’s Revolving Credit Facility and $12.6 million letters of credit outstanding. The Revolving Credit Facility will terminate upon the consummation of this offering. We intend to seek to arrange a new revolving credit facility to replace the Revolving Credit Facility. However, we have no commitment from any lender at the current time and there can be no assurance that we will be able to arrange a new revolving credit facility in the future on acceptable terms, or at all. On a pro forma basis, includes shares of redeemable Company preferred stock, $0.01 par value per share, shares authorized, shares issued and outstanding.
(3)	On a pro forma basis, includes shares of preferred stock of ESH REIT authorized, shares issued and outstanding.
(4)	On a historical basis, includes 1,000 common units of ESH REIT, 125 preferred units of ESH REIT and 100,000 common units of ESH Strategies.

(5)	Pro forma issued and outstanding Company common stock includes (i) the issuance of shares of Company common stock in connection with the Pre-IPO Transactions and (ii) shares of Company common stock, par value $0.01 per share, sold in this offering. The shares of Company common stock are paired with the Class B common stock of ESH REIT and form the Shares.

The number of shares of Company common stock outstanding on a pro forma basis as of June 30, 2013:

•	excludes shares of Company common stock outstanding as part of non-vested restricted Shares awarded to certain of our employees and directors pursuant to our restricted stock plan;

•	assumes no exercise of the underwriters’ option to purchase additional Shares from us solely to cover over-allotments.

(6)	Reflects shares of issued and outstanding ESH REIT Class B common stock, par value $0.01 per share, on a pro forma basis, including (i) the issuance of shares of Class B common stock in connection with the Pre-IPO Transactions and (ii) shares of Class B common stock sold in this offering. The shares of Class B common stock are paired with the Company common stock and form the Shares.

Does not include, on a pro forma basis,              shares of issued and outstanding ESH REIT Class A common stock, par value $0.01 per share, all of which are owned by the Company.

The number of shares of Class B common stock outstanding on a pro forma basis as of June 30, 2013:

•	excludes shares of Class B common stock outstanding as part of non-vested restricted Shares awarded to certain of our employees and directors pursuant to our restricted stock plan;

•	assumes no exercise of the underwriters’ option to purchase additional Shares from us solely to cover over-allotments.

PRE-IPO TRANSACTIONS

Holdings owns all of ESH REIT’s outstanding common units. The Sponsors own an approximately 99% interest in Holdings and the remaining interests are owned by certain present and former members of the board of managers of Holdings and employees of HVM. The Operating Lessees are each taxable REIT subsidiaries that lease the hotel properties from ESH REIT pursuant to operating leases. HVM is an eligible independent contractor, within the meaning of Section 856(d)(9) of the Code, that manages the hotel properties pursuant to management agreements with the Operating Lessees. Subsidiaries of ESH Strategies own the trademarks and license their use to the Operating Lessees pursuant to trademark license agreements.

The Company is a newly formed entity, formed for the purpose of effecting the Pre-IPO Transactions, and has engaged in no business or activities other than in connection with the Pre-IPO Transactions.

The Pre-IPO Transactions contemplate that the existing business will be restructured and reorganized such that Holdings will liquidate and distribute to the Sponsors substantially all of the common stock of ESH REIT; the Company will acquire the Operating Lessees, ESH Strategies and the operations of HVM; the shareholders of ESH REIT will transfer to the Company all of the Class A common stock of ESH REIT; and 100% of the common stock of the Company and all of the Class B common stock of ESH REIT will be paired, forming the Shares offered pursuant to this prospectus. The Pre-IPO Transactions contemplate the series of transactions described below, which, other than the Company’s acquisition of ESH Strategies, which will occur prior to the completion of this offering, are expected to occur at various times prior to the effective time of this offering as follows:

•	ESH REIT will be converted into a Delaware corporation with a single class of common stock.

•

Holdings will liquidate. In the initial liquidating distribution, the Sponsors will receive approximately 99% of the common stock of ESH REIT. After the initial liquidating distribution, the common stock of ESH REIT will be recapitalized into two classes of common stock: Class A common stock and Class B common stock. See “Description of Our Capital Stock.” Following the initial liquidating distribution, no person will hold (actually or constructively by virtue of certain attribution provisions of the Code) more than 9.8% of ESH REIT.

•	The Sponsors will acquire the Company.

•

Newly-formed Delaware limited liability companies wholly-owned by the Company (the “New Operating Lessees”) will acquire the Operating Lessees. In connection with the Company’s acquisition of the Operating Lessees, the operating leases will be renegotiated to reflect current fair market value terms.

•

A newly-formed Delaware limited liability company wholly-owned by the Company (“New HVM”) will acquire all of the assets of HVM and assume all of the liabilities of HVM. The existing management agreements with the Operating Lessees will be terminated and New HVM will enter into replacement management agreements with the Operating Lessees that are substantially the same as the existing management agreements. A newly-formed Delaware limited liability company wholly-owned by the Company (“New HVM Manager”) will acquire all the assets of HVM Manager 2 LLC, the non-member manager of HVM.

•

The shareholders of ESH REIT (Holdings and the former holders of interests in Holdings) will contribute the Class A common stock of ESH REIT (representing not less than a 55% of the value of ESH REIT) to the Company in exchange for common stock of the Company. The Class B common stock of ESH REIT will be stapled to the common stock of the Company.

•

The Company will acquire all of the interests in ESH Strategies in exchange for preferred stock of the Company. This acquisition will occur after the effective time of this offering but prior to the consummation of this offering.

•	Holdings will distribute its remaining Shares in liquidation.

Following the Pre-IPO Transactions, the Company, through its direct wholly-owned subsidiaries, will lease the hotel properties from ESH REIT, will own the trademarks related to the business and will self-manage the hotel properties. In addition, the Company will own all of the Class A common stock of ESH REIT, which will represent an equity interest equal to not less than 55% of the value of ESH REIT. The Company will use any proceeds it receives in this offering, and proceeds it receives in any future offerings, to purchase additional shares of Class A common stock of ESH REIT as may be necessary to maintain its ownership of 55% of the value of ESH REIT.

We believe that our business following the Pre-IPO Transactions will be more operationally efficient because all of the assets and operations of our business, other than ownership of the hotel properties, will be housed in one publicly traded entity. Ownership of Shares will give investors an ownership interest in our hotel properties through ESH REIT and in the operation of our business through the Company. We expect that the Pre-IPO Transactions will facilitate growth of our business and permit us to offer equity-based compensation that will permit us to attract and retain top management talent. Finally, the structure permits us to retain some, though not all, of the REIT benefits of our prior structure (e.g., while ESH REIT should continue to be taxed as a REIT for U.S. federal income tax purposes, all dividends paid by ESH REIT to the Company will be subject to the corporate level tax, effectively eliminating a majority of the tax benefit of REIT status for the combined companies taken as a whole).

Except where otherwise expressly indicated or the context otherwise requires, this prospectus reflects the completion of the Pre-IPO Transactions.

DILUTION

If you invest in the Shares, your interest will be diluted to the extent of the difference between the initial public offering price per share of the Shares and the net tangible book value per share of the Shares after this offering. Dilution results from the fact that the initial public offering price per Share is substantially in excess of the net tangible book value per Share attributable to the existing stockholders for our presently outstanding Shares. We calculate net tangible book value per Share by dividing the net tangible book value (total consolidated tangible assets less total consolidated liabilities) by the number of outstanding Shares.

Our historical net tangible book value as of June 30, 2013 was $805.0 million, or $         per Share, based on Shares outstanding immediately prior to the closing of this offering (after giving effect to the consummation of the Pre-IPO Transactions that we will effectuate prior to the completion of this offering).

After giving effect to the sale of              Shares in this offering, assuming an initial public offering price of $             per Share (the mid-point of the price range indicated on the cover page of this prospectus), less the underwriting discounts and commissions and the estimated offering expenses payable by us, and without taking into account any other changes in the net tangible book value after June 30, 2013, our pro forma net tangible book value at June 30, 2013 would have been $         million, or $             per Share. This represents an immediate increase in net tangible book value of $         per Share to the existing stockholders and an immediate and substantial dilution in net tangible book value of $         per Share to investors purchasing Shares in this offering at the assumed public offering price. The following table illustrates this dilution on a per Share basis:

Assumed initial public offering price per Share	$
Historical net tangible book value per Share before the change attributable to new investors(1)	$
Increase in net tangible book value per Share attributable to new investors	$
Pro forma net tangible book value per Share after this offering	$

Dilution per Share to new investors	$

(1)	Historical net tangible book value per Share is based on the historical book value of the Company as of June 30, 2013 divided by the number of Shares expected to be issued in the Pre-IPO Transactions. Such number of Shares does not include the Shares comprising restricted stock to be issued to our directors, officers and other personnel upon completion of this offering.

Assuming the number of Shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting estimated underwriting discounts and commissions and offering expenses payable by us, a $1.00 increase or decrease in the assumed initial public offering price of $         per Share, which is the mid-point of the range set forth on the cover page of this prospectus, would increase or decrease the net tangible book value attributable to new investors purchasing Shares in this offering by $         per Share and the dilution to new investors by $         per Share and increase or decrease the pro forma net tangible book value per Share, as adjusted to give effect to this offering, by $         per Share.

The following table summarizes, on the pro forma basis described above as of June 30, 2013, the differences between the average price per Share paid by our existing stockholders and by investors purchasing Shares in this offering assuming an offering price at the mid-point of the range set forth on the cover page of this prospectus.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Number	Amount	Percent
Existing holders
New investors

Total

If the underwriters were to fully exercise their option to purchase              additional Shares, the percentage of Shares held by existing stockholders would be     %, and the percentage of Shares held by new investors would be     %.

Assuming the number of Shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting estimated underwriting discounts and commissions and offering expenses payable by us, a $1.00 increase or decrease in the assumed initial public offering price of $         per Share, which is the mid-point of the range set forth on the cover page of this prospectus, would increase or decrease total consideration paid by new investors and total consideration paid by all stockholders by approximately $         million.

As of June 30, 2013, there were             Shares of unvested restricted stock outstanding. The tables and calculations above assume that the restricted stock has not vested. If the restricted stock was fully vested, the additional dilution per share to new investors would be $            .

To the extent that we grant options or other equity awards to our employees or directors in the future and the holders of those options or other equity awards exercise, or vest in, them or we issue other Shares, there will be further dilution to new investors.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

OF THE COMPANY

The following unaudited pro forma condensed consolidated financial statements of the Company as of and for the six months ended June 30, 2013 and for the year ended December 31, 2012 are presented as if this offering by the Company and ESH REIT of              Shares (this “offering”) and the Pre-IPO Transactions had occurred on June 30, 2013 for the purposes of the unaudited pro forma condensed consolidated balance sheet and on January 1, 2012 for the purposes of the unaudited pro forma condensed consolidated statements of operations.

The unaudited pro forma condensed consolidated financial statements have been adjusted to give effect to:

•	The Pre-IPO Transactions;

•	The receipt of the net proceeds from this offering;

•	The repayment of certain ESH REIT indebtedness with a portion of the net proceeds from this offering and the associated reduction in interest expense; and

•	The income tax impacts of (i) the Pre-IPO Transactions, (ii) this offering and (iii) the repayment of certain of ESH REIT’s indebtedness.

The unaudited pro forma condensed consolidated statements of operations do not reflect (i) the write-off of deferred financing costs associated with the repayment of debt and (ii) a one-time restructuring related tax charge, as these costs are non-recurring items which result directly from the Pre-IPO Transactions. Additionally, the pro forma condensed consolidated statements of operations do not reflect incremental general and administrative expenses associated with being a public company, estimated to be approximately $         million on an annual basis, as such costs are not currently factually supportable.

You should read the information below along with all other financial information and analysis presented in this prospectus, including the section captioned “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated and combined financial statements and related notes thereto included elsewhere in this prospectus. The unaudited pro forma condensed consolidated financial statements have been derived from the Successor’s consolidated and combined financial statements as of and for the six months ended June 30, 2013 and the Successor’s consolidated and combined statement of operations for the year ended December 31, 2012 included elsewhere in this prospectus.

The unaudited pro forma condensed consolidated financial statements are not necessarily indicative of the actual financial position of the Company as of June 30, 2013 or what the actual results of operations of the Company would have been assuming this offering and our Pre-IPO Transactions had been completed on the first day of the periods presented, nor are they indicative of the results of operations of future periods. The unaudited pro forma adjustments and eliminations are based on available information and upon assumptions the Company believes are reasonable. Assumptions underlying the pro forma adjustments are described in the accompanying notes which should be read in conjunction with these unaudited pro forma condensed consolidated financial statements.

EXTENDED STAY AMERICA, INC. AND SUBSIDIARIES

Unaudited Pro Forma Condensed Consolidated Balance Sheet

As of June 30, 2013

(Dollars in thousands)

	Extended Stay America, Inc.	Historical ESH Hospitality LLC and Subsidiaries and ESH Hospitality Strategies LLC and Subsidiaries	Pre-IPO Transactions	This Offering	Debt Paydown	Extended Stay America, Inc. and Subsidiaries Pro Forma
	(A)	(A)	(B)	(C)	(D)
ASSETS
Property and equipment, net	$—	$4,098,140
Restricted cash	—	154,819
Cash and cash equivalents	—	104,973
Intangible assets, net	—	33,717
Goodwill	—	55,633
Deferred financing costs, net	—	59,651
Accounts receivable, net	—	29,094
Other assets	—	30,391

Total assets	$—	$4,566,418

LIABILITIES AND EQUITY
LIABILITIES:
Mortgage loans payable	$—	$2,525,583
Mezzanine loans payable	—	1,080,000
Accounts payable and accrued liabilities	—	146,118
Redeemable preferred stock	—	—
Deferred tax liability	—	9,736

Total liabilities	—	3,761,437

COMMITMENTS AND CONTINGENCIES
EQUITY:
Common stock	—	—
Shareholders’ interest in subsidiary (ESH Hospitality, Inc., Class B common shares)	—	—
Members’ capital - ESH Hospitality LLC	—	743,397
Member’s capital - ESH Hospitality Strategies LLC	—	3,875
Additional paid-in capital	—	—
Retained earnings	—	56,020
Foreign currency translation	—	(216)

Total equity	—	803,076
NONCONTROLLING INTERESTS	—	1,905

Total equity	—	804,981

TOTAL LIABILITIES AND EQUITY	$—	$4,566,418

See accompanying notes and management’s assumptions to unaudited pro forma condensed consolidated financial statements.

EXTENDED STAY AMERICA, INC. AND SUBSIDIARIES

Unaudited Pro Forma Condensed Consolidated Statement of Operations

For the Six Months Ended June 30, 2013

(Dollars in thousands)

	Extended Stay America, Inc.	Historical ESH Hospitality LLC and Subsidiaries and ESH Hospitality Strategies LLC and Subsidiaries	Pre-IPO Transactions	Debt Paydown	Extended Stay America, Inc. and Subsidiaries Pro Forma
	(AA)	(AA)	(BB)	(CC)
REVENUES:
Room revenues	$—	$541,577
Other hotel revenues	—	8,265
Management fees, license fees and other revenues	—	551

Total revenues	—	550,393

OPERATING EXPENSES:
Hotel operating expenses	—	263,088
General and administrative expenses	—	44,144
Depreciation and amortization	—	81,854
Managed property payroll expenses	—	380
Restructuring expenses	—	605
Acquisition transaction expenses	—	110
Impairment of long-lived assets	—	1,388

Total operating expenses	—	391,569
OTHER INCOME	—	16

INCOME FROM OPERATIONS	—	158,840
INTEREST EXPENSE	—	104,901
INTEREST INCOME	—	(60)

INCOME BEFORE INCOME TAX EXPENSE	—	53,999
INCOME TAX EXPENSE	—	2,543

NET INCOME	—	51,456
NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	—	(438)

NET INCOME ATTRIBUTABLE TO CONTROLLING INTERESTS	$—	$51,018

PRO FORMA EARNINGS PER SHARE-BASIC AND DILUTED

PRO FORMA WEIGHTED AVERAGE SHARES OUTSTANDING- BASIC AND DILUTED

See accompanying notes and management’s assumptions to unaudited pro forma condensed consolidated financial statements.

EXTENDED STAY AMERICA, INC. AND SUBSIDIARIES

Unaudited Pro Forma Condensed Consolidated Statement of Operations

For the Year Ended December 31, 2012

(Dollars in thousands)

	Extended Stay America, Inc.	Historical ESH Hospitality LLC and Subsidiaries and ESH Hospitality Strategies LLC and Subsidiaries	Pre-IPO Transactions	Debt Paydown	Extended Stay America, Inc. and Subsidiaries Pro Forma
	(AA)	(AA)	(BB)	(CC)
REVENUES:
Room revenues	$—	$984,273
Other hotel revenues	—	16,898
Management fees, license fees and other revenues	—	10,291

Total revenues	—	1,011,462

OPERATING EXPENSES:
Hotel operating expenses	—	493,635
General and administrative expenses	—	88,543
Depreciation and amortization	—	129,938
Managed property payroll expenses	—	6,600
Restructuring expenses	—	5,763
Acquisition transaction expenses	—	1,675
Impairment of long-lived assets	—	1,420

Total operating expenses	—	727,574
OTHER INCOME	—	384

INCOME FROM OPERATIONS	—	284,272
INTEREST EXPENSE	—	257,656
INTEREST INCOME	—	(307)

INCOME BEFORE INCOME TAX EXPENSE	—	26,923
INCOME TAX EXPENSE	—	4,642

NET INCOME	—	22,281
NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	—	(1,549)

NET INCOME ATTRIBUTABLE TO CONTROLLING INTERESTS	$—	$20,732

PRO FORMA EARNINGS PER SHARE- BASIC AND DILUTED

PRO FORMA WEIGHTED AVERAGE SHARES OUTSTANDING- BASIC AND DILUTED

See accompanying notes and management’s assumptions to unaudited pro forma condensed consolidated financial statements.

EXTENDED STAY AMERICA, INC. AND SUBSIDIARIES

NOTES AND MANAGEMENT’S ASSUMPTIONS TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands)

1.	Adjustments to the Unaudited Pro Forma Condensed Consolidated Balance Sheet as of June 30, 2013

(A)	The Company was incorporated on July 8, 2013 and capitalized on July 9, 2013 for a de minimis amount and has had no operations since its formation.

The historical consolidated and combined results of ESH REIT and subsidiaries and ESH Strategies and subsidiaries are included as these entities are to be contributed to the Company as part of the Pre-IPO Transactions and represent the historical operations of the predecessor entities to the Company. If this offering is successfully completed, the Company will become a controlled, publicly traded corporation, whose majority-owned, consolidated subsidiary, ESH REIT, will continue to elect to be taxed as a REIT for U.S. federal income tax purposes.

(B)	Reflects completion of the Pre-IPO Transactions, including the following:

•

Acquisition of HVM. Although HVM was consolidated into the historical results of ESH REIT as a variable interest entity (“VIE”), there were non-controlling interests in HVM. The non-controlling interests have been removed due to the Company’s purchase of the net assets of HVM. The net assets will continue to be recorded at historical cost basis.

•

Shareholders’ interest in subsidiary. As    %, by value, of ESH REIT’s total common equity is to be contributed to the Company, all of the Class B common stock, representing     % of ESH REIT’s common equity, is reflected as shareholders’ interest in subsidiary.

•	Equity. Equity accounts have been reclassified to reflect the establishment of the Company’s equity and %, by value, of the equity of ESH REIT.

(C)	This offering is expected to include the issuance of Shares, at $ per Share, the mid-point of the price range set forth on the cover page of this prospectus.

Proceeds from this offering	$
Less offering related costs

Net cash proceeds from this offering	$

(D)	Reflects repayment of $ million of certain of ESH REIT’s indebtedness with a portion of the proceeds of this offering. In conjunction with the repayment of indebtedness, deferred financing costs totaling approximately $ million associated with the repaid indebtedness will be written-off.

2.	Adjustments to the Unaudited Pro Forma Condensed Consolidated Statement of Operations for the Six Months Ended June 30, 2013

(AA)	The Company was incorporated on July 8, 2013 and capitalized on July 9, 2013 for a de minimis amount and has had no operations since its formation.

The historical consolidated and combined results of ESH REIT and subsidiaries and ESH Strategies and subsidiaries are included as these entities are to be contributed to the Company as part of the Pre-IPO Transactions and represent the historical operations of the predecessor entities to the Company. If this offering is successfully completed, the Company will become a controlled, publicly traded corporation, whose majority-owned, consolidated subsidiary, ESH REIT, will continue to elect to be taxed as a REIT for U.S. federal income tax purposes.

(BB)	Reflects completion of the Pre-IPO Transactions, including the acquisition of the net assets of HVM. Although HVM was consolidated into the historical results of ESH REIT as a VIE, there were non-controlling interests in HVM. The non-controlling interests have been removed due to the Company’s purchase of the net assets of HVM.

Additionally, reflects expected changes in income tax expense as illustrated in the table below.

Expected Changes in Income Tax Expense

• Ownership of ESH REIT. As all of ESH REIT’s Class A common shares will be owned by the Company,    % of ESH REIT’s taxable income will be subject to income taxes at the Company’s estimated blended statutory tax rate of approximately 39%.

$

• Amendment of Operating Leases. The Operating Lessees will become subsidiaries of the Company. The economic terms of the operating leases will be amended to reflect estimated arm’s-length pricing at the date of the transfer of the Operating Lessees. The income tax impact of the new lease terms has been reflected herein as of January 1, 2013.

• Other Pre-IPO Transactions and This Offering. Historically, HVM and ESH Strategies were limited liability companies and therefore did not pay corporate income taxes. In connection with the Pre-IPO Transactions, the operating results of HVM and ESH Strategies will be subject to corporate income taxes at an estimated blended statutory tax rate of approximately 39%.

$

(CC)	Reflects reduction in interest expense related to certain repaid ESH REIT indebtedness at the completion of this offering. Indebtedness is assumed to be repaid on January 1, 2013.

Loan	Amount to be Repaid from Offering Proceeds	Stated Interest Rate	Reduction in Quarterly Interest Expense
	$		$

Total	$		$

Additionally, reflects decrease in amortization of deferred financing costs of approximately $        million and an increase in income tax expense of $        million related to higher income before income tax expense as a result of the reduction in interest expense and amortization of deferred financing costs.

3.	Adjustments to the Unaudited Pro Forma Condensed Consolidated Statement of Operations for the Year Ended December 31, 2012

(AA)	The Company was incorporated on July 8, 2013 and capitalized on July 9, 2013 for a de minimis amount and has had no operations since its formation.

The historical consolidated and combined results of ESH REIT and subsidiaries and ESH Strategies and subsidiaries are included as these entities are to be contributed to the Company as part of the Pre-IPO Transactions and represent the historical operations of the predecessor entities to the Company. If this offering is successfully completed, the Company will become a controlled, publicly traded corporation, whose majority-owned, consolidated subsidiary, ESH REIT, will continue to elect to be taxed as a REIT for U.S. federal income tax purposes.

(BB)	Reflects completion of the Pre-IPO Transactions, including the acquisition of the net assets of HVM. Although HVM was consolidated into the historical results of ESH REIT as a VIE, there were non-controlling interests in HVM. The non-controlling interests have been removed due to the Company’s purchase of the net assets of HVM.

Additionally, reflects expected changes in income tax expense as illustrated in the table below.

Expected Changes in Income Tax Expense

• Ownership of ESH REIT. As all of ESH REIT’s Class A common shares will be owned by the Company,     % of ESH REIT’s taxable income will be subject to income taxes at the Company’s estimated blended statutory tax rate of approximately 39%.

$

• Amendment of Operating Leases. The Operating Lessees will become subsidiaries of the Company. The economic terms of the operating leases will be amended to reflect estimated arm’s-length pricing at the date of the transfer of the Operating Lessees. The income tax impact of the new lease terms has been reflected herein as of January 1, 2012.

• Other Pre-IPO Transactions and This Offering. Historically, HVM and ESH Strategies were limited liability companies and therefore did not pay corporate income taxes. In connection with the Pre-IPO Transactions, the operating results of HVM and ESH Strategies will be subject to corporate income taxes at an estimated blended statutory tax rate of approximately 39%.

$

(CC)	Reflects reduction in interest expense related to certain repaid ESH REIT indebtedness at the completion of this offering. Indebtedness is assumed to be repaid on January 1, 2012.

Loan	Amount to be Repaid from Offering Proceeds	Stated Interest Rate	Reduction in Annual Interest Expense
	$		$

Total	$		$

Additionally, reflects decrease in amortization of deferred financing costs of approximately $        million and an increase in income tax expense of $        million related to higher income before income tax expense as a result of the reduction in interest expense and amortization of deferred financing costs.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF

ESH REIT

The following unaudited pro forma condensed consolidated financial statements of ESH REIT as of and for the six months ended June 30, 2013 and for the year ended December 31, 2012 are presented as if this offering by the Company and ESH REIT of             Shares (this “offering”) and the Pre-IPO Transactions had occurred on June 30, 2013 for the purposes of the unaudited pro forma condensed consolidated balance sheet and on January 1, 2012 for the purposes of the unaudited pro forma condensed consolidated statements of operations.

The unaudited pro forma condensed consolidated financial statements have been adjusted to give effect to:

•	The Pre-IPO Transactions;

•	The receipt of the net proceeds from this offering;

•	The repayment of certain ESH REIT indebtedness with a portion of the net proceeds from this offering and the associated reduction in interest expense; and

•	The income tax impacts of (i) the Pre-IPO Transactions, (ii) this offering and (iii) the repayment of certain of ESH REIT’s indebtedness.

The unaudited pro forma condensed consolidated statements of operations do not reflect (i) the write-off of deferred financing costs associated with the repayment of debt and (ii) a one-time restructuring related tax charge, as these costs are non-recurring items which result directly from the Pre-IPO Transactions. Additionally, the pro forma condensed consolidated statements of operations do not reflect incremental general and administrative expenses associated with being a public company, estimated to be approximately $        million on an annual basis, as such costs are not currently factually supportable.

You should read this information below along with all other financial information and analysis presented in this prospectus, including the section captioned “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated and combined financial statements and related notes thereto included elsewhere in this prospectus. The unaudited pro forma condensed consolidated financial statements of ESH REIT have been derived from ESH REIT’s consolidated financial statements as of and for the six months ended June 30, 2013 and ESH REIT’s consolidated statement of operations for the year ended December 31, 2012 included elsewhere in this prospectus.

The unaudited pro forma condensed consolidated financial statements are not necessarily indicative of the actual financial position of ESH REIT as of June 30, 2013 or what the actual results of operations of ESH REIT would have been assuming this offering and our Pre-IPO Transactions had been completed on the first day of the periods presented, nor are they indicative of the results of operations of future periods. The unaudited pro forma adjustments and eliminations are based on available information and upon assumptions ESH REIT believes are reasonable. Assumptions underlying the pro forma adjustments are described in the accompanying notes which should be read in conjunction with these unaudited pro forma condensed consolidated financial statements.

ESH HOSPITALITY, INC. AND SUBSIDIARIES

Unaudited Pro Forma Condensed Consolidated Balance Sheet

As of June 30, 2013

(Dollars in thousands)

	Historical ESH Hospitality LLC and Subsidiaries	Pre-IPO Transactions	This Offering	Debt Paydown	ESH Hospitality, Inc. and Subsidiaries Pro Forma
	(A)	(A)	(B)	(C)
ASSETS
Property and equipment, net	$4,098,140
Restricted cash	154,819
Cash and cash equivalents	104,583
Intangible assets, net	23,217
Goodwill	55,633
Deferred financing costs, net	59,651
Accounts receivable	29,094
Other assets	35,471

Total assets	$4,560,608

LIABILITIES AND EQUITY
LIABILITIES:
Mortgage loans payable	$2,525,583
Mezzanine loans payable	1,080,000
Accounts payable and accrued liabilities	148,326
Deferred tax liability	9,736

Total liabilities	3,763,645

COMMITMENTS AND CONTINGENCIES
EQUITY:
Class A common stock	—
Class B common stock	—
Preferred stock	—
Members’ capital	743,397
Additional paid-in capital	—
Retained earnings	51,877
Foreign currency translation	(216)

Total equity	795,058
NONCONTROLLING INTERESTS	1,905

Total equity	796,963

TOTAL LIABILITIES AND EQUITY	$4,560,608

See accompanying notes and management’s assumptions to unaudited pro forma condensed consolidated financial statements.

ESH HOSPITALITY, INC. AND SUBSIDIARIES

Unaudited Pro Forma Condensed Consolidated Statement of Operations

For the Six Months Ended June 30, 2013

(Dollars in thousands)

	Historical ESH Hospitality LLC and Subsidiaries	Pre-IPO Transactions	Debt Paydown	ESH Hospitality, Inc. and Subsidiaries Pro Forma
		(AA)	(BB)
REVENUES:
Room revenues	$541,577
Other hotel revenues	8,265
Operating lease income	—
Management fees and other revenues	654

Total revenues	550,496

OPERATING EXPENSES:
Hotel operating expenses	263,088
General and administrative expenses	43,997
Management fee expense	—
Depreciation and amortization	81,854
Managed property payroll expenses	380
Trademark license fees	1,649
Restructuring expenses	605
Acquisition transaction expenses	110
Impairment of long-lived assets	1,388

Total operating expenses	393,071
OTHER INCOME	16

INCOME FROM OPERATIONS	157,441
INTEREST EXPENSE	104,901
INTEREST INCOME	(60)

INCOME BEFORE INCOME TAX EXPENSE	52,600
INCOME TAX EXPENSE	2,543

NET INCOME	50,057
NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	(438)

NET INCOME ATTRIBUTABLE TO CONTROLLING INTERESTS	$49,619

See accompanying notes and management’s assumptions to unaudited pro forma condensed consolidated financial statements.

ESH HOSPITALITY, INC. AND SUBSIDIARIES

Unaudited Pro Forma Condensed Consolidated Statement of Operations

For the Year Ended December 31, 2012

(Dollars in thousands)

	Historical ESH Hospitality LLC and Subsidiaries	Pre-IPO Transactions	Debt Paydown	ESH Hospitality, Inc. and Subsidiaries Pro Forma
		(AA)	(BB)
REVENUES:
Room revenues	$984,273
Other hotel revenues	16,898
Operating lease income	—
Management fees and other revenues	10,346

Total revenues	1,011,517

OPERATING EXPENSES:
Hotel operating expenses	493,635
General and administrative expenses	87,807
Management fee expense	—
Depreciation and amortization	129,938
Managed property payroll expenses	6,600
Trademark license fees	3,004
Restructuring expenses	5,763
Acquisition transaction expenses	1,675
Impairment of long-lived assets	1,420

Total operating expenses	729,842
OTHER INCOME	384

INCOME FROM OPERATIONS	282,059
INTEREST EXPENSE	257,656
INTEREST INCOME	(307)

INCOME BEFORE INCOME TAX EXPENSE	24,710
INCOME TAX EXPENSE	4,642

NET INCOME	20,068
NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	(1,549)

NET INCOME ATTRIBUTABLE TO CONTROLLING INTERESTS	$18,519

See accompanying notes and management’s assumptions to unaudited pro forma condensed consolidated financial statements.

ESH HOSPITALITY, INC. AND SUBSIDIARIES

NOTES AND MANAGEMENT’S ASSUMPTIONS TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands)

1.	Adjustments to the Unaudited Pro Forma Condensed Consolidated Balance Sheet as of June 30, 2013

(A)	ESH REIT was formed as a Delaware limited liability company on September 16, 2010. Prior to the consummation of the Pre-IPO Transactions, ESH REIT was directly owned by Holdings, a Delaware limited liability company, whose members were investment funds sponsored and managed by affiliates of the Sponsors. On , 2013, ESH REIT converted to a Delaware corporation. On and subsequent to , 2013, and prior to the completion of this offering, ESH REIT was principally owned by the Sponsors.

Reflects completion of the Pre-IPO Transactions, including the following:

•

Sale of HVM’s Net Assets. Prior to the Pre-IPO Transactions, ESH REIT accounted for HVM as a consolidated VIE. A newly-formed Delaware limited liability company wholly-owned by the Company (“New HVM”) will acquire all of the assets of HVM and assume all of the liabilities of HVM. The existing management agreements with the Operating Lessees will be terminated and New HVM will enter into replacement management agreements with the Operating Lessees that are substantially the same as the existing management agreements. As a result, all assets, liabilities and equity of HVM have been removed from ESH REIT’s balance sheet;

•

Transfer of Operating Lessees. ESH REIT will transfer the equity of the Operating Lessees to the Company. Subsequent to the Pre-IPO Transactions, the Operating Lessees will no longer be subsidiaries of ESH REIT and therefore, all assets, liabilities and equity of the Operating Lessees have been removed from ESH REIT’s balance sheet; and

•	Equity. Equity accounts have been reclassified to reflect ESH REIT’s equity after conversion to a corporation.

(B)	In connection with this offering and the Pre-IPO Transactions, ESH REIT will become a majority-owned subsidiary of the Company, which will own %, by value, of ESH REIT’s total common equity. This offering is expected to include the issuance of Shares, at $ per Share, the mid-point of the price range set forth on the cover page of this prospectus.

Proceeds from this offering	$
Less offering related costs

Net cash proceeds from this offering	$

ESH REIT represents approximately    % of total equity raised; therefore, ESH REIT Class A and Class B common stock represent approximately $        million of total net cash proceeds.

(C)	Reflects repayment of $ million of certain of ESH REIT’s indebtedness with a portion of the proceeds of this offering. In conjunction with the repayment of indebtedness, deferred financing costs totaling approximately $ million associated with the repaid indebtedness will be written-off.

2.	Adjustments to the Unaudited Pro Forma Condensed Consolidated Statement of Operations for the Six Months Ended June 30, 2013

(AA)	Reflects completion of the Pre-IPO Transactions, including the following:

•

Sale of HVM’s Net Assets. Prior to the Pre-IPO Transactions, ESH REIT accounted for HVM as a consolidated VIE. New HVM will acquire all of the assets of HVM and assume all of the liabilities of HVM. The existing management agreements with the Operating Lessees will be terminated and New HVM will enter into replacement management agreements with the Operating Lessees that are substantially the same as the existing management agreements. As a result, the revenues and expenses of HVM have been removed from ESH REIT’s results of operations. The costs associated with the administrative services provided by HVM of approximately $         million per quarter, which were eliminated in consolidation prior to the Pre-IPO Transactions, have been included as a component of operating expenses.

•

Transfer of Operating Lessees. ESH REIT will transfer the equity of the Operating Lessees to the Company. Subsequent to the Pre-IPO Transactions, the Operating Lessees will no longer be subsidiaries of ESH REIT and therefore, all revenues and expenses of the Operating Lessees have been removed from ESH REIT’s results of operations. Revenues associated with the amended leases entered into by ESH REIT with wholly-owned subsidiaries of the Company are reflected as operating lease income and income tax expense has been provided accordingly.

(BB)	Reflects reduction in interest expense related to certain repaid ESH REIT indebtedness at the completion of this offering. Indebtedness is assumed to be repaid on January 1, 2013.

Loan	Amount to be Repaid from Offering Proceeds	Stated Interest Rate	Reduction in Quarterly Interest Expense
	$		$

Total	$		$

Additionally, reflects decrease in amortization of deferred financing costs of approximately $        million and increase in income tax expense of $        million related to higher income before income tax expense as a result of the reduction in interest expense and amortization of deferred financing costs.

3.	Adjustments to the Unaudited Pro Forma Condensed Consolidated Statement of Operations for the Year Ended December 31, 2012

(AA)	Reflects completion of the Pre-IPO Transactions, including the following:

•

Sale of HVM’s Assets. Prior to the Pre-IPO Transactions, ESH REIT accounted for HVM as a consolidated VIE. New HVM will acquire all of the assets of HVM and assume all of the liabilities of HVM. The existing management agreements with the Operating Lessees will be terminated and New HVM will enter into replacement management agreements with the Operating Lessees that are substantially the same as the existing management agreements. As a result, the revenues and expenses of HVM have been removed from ESH REIT’s results of operations. The costs associated with the administrative services provided by HVM of approximately $         million per year, which were eliminated in consolidation prior to the Pre-IPO Transactions, have been included as a component of operating expenses.

•

Transfer of Operating Lessees. ESH REIT will transfer the equity of the Operating Lessees to the Company. Subsequent to the Pre-IPO Transactions, the Operating Lessees will no longer be subsidiaries of ESH REIT and therefore, all revenues and expenses of the Operating Lessees have been removed from ESH REIT’s results of operations. Revenues associated with the amended leases entered into by ESH REIT with wholly-owned subsidiaries of the Company are reflected as operating lease income and income tax expense has been provided accordingly.

(BB)	Reflects reduction in interest expense related to certain repaid ESH REIT indebtedness at the completion of this offering. Indebtedness is assumed to be repaid on January 1, 2012.

Loan	Amount to be Repaid from Offering Proceeds	Stated Interest Rate	Reduction in Annual Interest Expense
	$		$

Total	$		$

Additionally, reflects decrease in amortization of deferred financing costs of approximately $        million and an increase in income tax expense of $        million related to higher income before income tax expense as a result of the reduction in interest expense and amortization of deferred financing costs.

SELECTED HISTORICAL FINANCIAL AND OTHER DATA

Consolidated and Combined Selected Historical Financial and Other Data of the Company

The selected historical consolidated and combined financial data of the Successor for the years ended December 31, 2012 and 2011 and for the period from October 8, 2010 through December 31, 2010 and as of December 31, 2012 and 2011 have been derived from the audited consolidated and combined financial statements of the Successor included elsewhere in this prospectus. The consolidated and combined balance sheet of the Successor as of December 31, 2010 has been derived from the audited consolidated and combined financial statements of the Successor not included elsewhere in this prospectus. The selected historical financial data of the Predecessor for the period from January 1, 2010 through October 7, 2010 has been derived from the audited consolidated financial statements of the Predecessor included elsewhere in this prospectus. The selected historical financial data of the Predecessor for the years ended December 31, 2009 and 2008 and as of December 31, 2009 and 2008 have been derived from audited consolidated financial statements of the Predecessor not included in this prospectus. The selected historical consolidated and combined financial data of the Successor for the six months ended June 30, 2013 and 2012 and as of June 30, 2013 have been derived from the unaudited condensed consolidated and combined financial statements of the Successor included elsewhere in this prospectus. The unaudited condensed consolidated and combined financial statements have been prepared on the same basis as the audited historical consolidated and combined financial statements, and in the opinion of our management, reflect all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the results for those periods. The results for any interim period are not necessarily indicative of the results that may be expected for a full year. The following information should be read in conjunction with, and is qualified by reference to, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical audited and unaudited financial statements and related notes and other financial information included herein.

On October 8, 2010, the Successor acquired substantially all of the businesses, assets and operations of the Predecessor that were auctioned off by the former debtors of the Predecessor, which was in Chapter 11 reorganization. ESH REIT and ESH Strategies are the “Successor” to the Predecessor by virtue of the fact that they succeeded to principally all of the assets and operations of the Predecessor. As a result, the historical consolidated and combined financial results of ESH REIT and ESH Strategies are presented alongside those of the Predecessor herein. The acquisition was accounted for as a business combination in accordance with FASB ASC 805, “Business Combinations.” Certain financial information of the Successor is not comparable to that of the Predecessor. This information includes, but may not be limited to, depreciation and amortization expense, restructuring and acquisition transaction expenses, interest expense, income tax expense and reorganization gain, net.

	Successor					Predecessor
(Dollars in millions, other than ADR and RevPAR)	Six Months Ended June 30, 2013	Six Months Ended June 30, 2012	Year Ended December 31, 2012	Year Ended December 31, 2011	Period from October 8, 2010 through December 31, 2010	Period from January 1, 2010 through October 7, 2010	Year Ended December 31, 2009	Year Ended December 31, 2008
Statement of operations data:
Room revenues	$541.6	$466.5	$984.3	$913.0	$188.7	$659.9	$818.4	$1,017.9
Other hotel revenues	8.2	8.1	16.9	18.7	4.1	13.2	15.0	15.1
Management fees, license fees and other revenues	0.6	4.9	10.3	11.0	2.6	7.5	0.3	0.7

Total revenues	550.4	479.5	1,011.5	942.7	195.4	680.6	833.7	1,033.7

Hotel operating expenses	263.1	235.5	493.6	463.4	101.8	351.3	440.8	462.2
General and administrative expenses	44.1	44.5	88.5	75.0	17.6	66.9	84.1	84.2
Depreciation and amortization	81.9	59.9	129.9	120.4	27.0	290.6	378.9	391.1
Managed property payroll expenses	0.4	3.4	6.6	6.4	1.5	4.8	—	—
Restructuring expenses	0.6	5.7	5.8	10.5	—	—	—	—
Acquisition transaction expenses	0.1	—	1.7	0.6	21.5	—	—	—
Impairment of long-lived assets	1.4	—	1.4	—	—	44.6	27.6	503.8
Office building operating expenses	—	—	—	1.0	0.2	0.8	—	—
Loss on lease termination	—	—	—	—	—	—	12.1	—
Allowances for receivables from affiliates	—	—	—	—	—	—	19.6	—

Total operating expenses	391.6	349.0	727.5	677.3	169.6	759.0	963.1	1,441.3
Other income	—	0.7	0.3	0.2	0.2	1.3	—	—

Income (loss) from operations	158.8	131.2	284.3	265.6	26.0	(77.1)	(129.4)	(407.6)
Interest expense	104.9	105.6	257.7	212.5	49.6	—	297.2	484.8
Adequate protection payments in lieu of interest	—	—	—	—	—	167.0	—	—
Loss on derivative instruments	—	—	—	—	—	—	0.4	0.1
Interest income	0.1	0.2	0.3	0.6	—	—	0.2	2.1

Income (loss) before reorganization gain (loss) and income taxes	54.0	25.8	26.9	53.7	(23.6)	(244.1)	(426.8)	(890.4)
Reorganization gain (loss), net	—	—	—	—	—	3,430.5	(41.4)	—

Income (loss) before income tax expense (benefit)	54.0	25.8	26.9	53.7	(23.6)	3,186.4	(468.2)	(890.4)
Income tax expense (benefit)	2.5	3.8	4.6	7.1	(1.5)	(120.4)	929.9	0.9

Net income (loss)	51.5	22.0	22.3	46.6	(22.1)	3,306.8	(1,398.1)	(891.3)
Net (income) loss attributable to noncontrolling interests	(0.5)	0.3	(1.6)	(1.0)	(0.4)	(1,517.3)	1,309.4	264.7

Net income (loss) attributable to controlling interests	$51.0	$22.3	$20.7	$45.6	$(22.5)	$1,789.5	$(88.7)	$(626.6)

Other financial data:
Cash flows provided by (used in):
Operating activities	$167.2	$88.2	$201.1	$180.6	$15.6	$106.6	$39.0	$59.3
Investing activities	(163.3)	(97.3)	(223.8)	(43.4)	(3,920.0)	(41.7)	39.2	(27.3)
Financing activities	(2.1)	(11.9)	27.6	(50.1)	3,914.5	(1.6)	(21.7)	(21.6)
Capital expenditures	(78.6)	(103.2)	(271.5)	(106.1)	(11.6)	(38.0)	(32.4)	(57.6)
EBITDA(a)	240.8	191.3	414.5	386.6	53.0	3,644.0	207.9	(14.5)
Adjusted EBITDA(a)	247.7	203.2	434.3	409.8	74.8	258.1	289.0	489.3
Hotel operating profit(b)	286.7	239.1	507.6	468.3	91.0	321.8	392.6	570.8
Hotel operating margin(b)	52.2%	50.4%	50.7%	50.3%	47.2%	47.8%	47.1%	55.3%

Operating data:
Rooms (at period end)	75,928	73,657	75,928	73,657	73,657	73,657	73,795	73,795
Average occupancy rate	73.8%	72.3%	73.3%	75.1%	72.3%	75.9%	65.8%	64.5%
ADR	$53.39	$48.19	$49.77	$45.20	$42.10	$42.07	$44.74	$56.60
RevPAR	$39.40	$34.83	$36.46	$33.96	$30.44	$31.93	$29.44	$36.51

	Successor				Predecessor
(Dollars in millions)	June 30, 2013	December 31, 2012	December 31, 2011	December 31, 2010	December 31, 2009	December 31, 2008
Balance sheet data:
Cash and cash equivalents	$105.0	$103.6	$98.6	$11.4	$79.5	$22.9
Restricted cash	154.8	61.6	236.7	253.2	0.2	76.6
Property and equipment, net	4,098.1	4,110.6	3,844.1	3,860.6	6,346.0	6,708.4
Total assets	4,566.4	4,491.7	4,357.3	4,351.6	6,536.1	7,125.0
Mortgage loans payable	2,525.6	2,525.7	1,980.2	2,004.3	4,108.3	4,108.3
Mezzanine loans payable	1,080.0	1,080.0	700.0	700.0	3,295.5	3,295.5
Total liabilities	3,761.4	3,738.9	2,805.9	2,824.1	8,466.4	7,636.5
Total combined equity (deficit)	805.0	752.8	1,551.4	1,527.5	(1,930.3)	(511.5)
Total liabilities and combined equity	$4,566.4	$4,491.7	$4,357.3	$4,351.6	$6,536.1	$7,125.0

(a)	EBITDA and Adjusted EBITDA. Earnings before interest expense, income taxes, depreciation and amortization (“EBITDA”) is a commonly used measure in many industries. We adjust EBITDA when evaluating our performance because we believe that the adjustment for certain items, such as restructuring and acquisition transaction expenses, impairment charges related to long-lived assets, bankruptcy-related gains and expenses, non-cash equity-based compensation and other items not indicative of ongoing operating performance, provides useful supplemental information to investors regarding our ongoing operating performance. We believe that EBITDA and Adjusted EBITDA provide useful information to investors regarding our results of operations that help us and our investors evaluate the ongoing operating performance of our hotels and facilitate comparisons between us and other lodging companies, other owners and other capital-intensive companies.

EBITDA and Adjusted EBITDA, as presented, may not be comparable to measures calculated by other companies. This information should not be considered as an alternative to net income (loss), earnings per share, cash flow from operations or any other operating performance measure calculated in accordance with GAAP. Cash expenditures for various real estate or hotel assets such as capital expenditures, interest expense and other items have been and will continue to be incurred and are not reflected in EBITDA or Adjusted EBITDA. Management compensates for these limitations by separately considering the impact of these excluded items to the extent they are material to operating decisions or assessments of operating performance. Our historical consolidated and combined statements of operations and cash flows include interest expense, capital expenditures and other excluded items, all of which should be considered when evaluating our performance, in addition to our non-GAAP financial measures. Additionally, EBITDA and Adjusted EBITDA should not solely be considered as a measure of our liquidity or indicative of funds available to fund our cash needs, including our ability to pay dividends. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Consolidated and Combined Non-GAAP Financial Measures—EBITDA and Adjusted EBITDA.”

The following table provides a reconciliation of net income (loss) to EBITDA and Adjusted EBITDA for the six months ended June 30, 2013 and 2012, the years ended December 31, 2012 and 2011, the period from October 8, 2010 through December 31, 2010, the period from January 1, 2010 through October 7, 2010 and the years ended December 31, 2009 and 2008 (in millions):

	Successor									Predecessor
	Six Months Ended June 30, 2013		Six Months Ended June 30, 2012		Year Ended December 31, 2012		Year Ended December 31, 2011		Period from October 8, 2010 through December 31, 2010	Period from January 1, 2010 through October 7, 2010	Year Ended December 31, 2009		Year Ended December 31, 2008
Net income (loss)	$51.5		$22.0		$22.3		$46.6		$(22.1)	$3,306.8	$(1,398.1)		$(891.3)
Interest expense	104.9		105.6		257.7		212.5		49.6	167.0	297.2		484.8
Income tax expense (benefit)	2.5		3.8		4.6		7.1		(1.5)	(120.4)	929.9		0.9
Depreciation and amortization	81.9		59.9		129.9		120.4		27.0	290.6	378.9		391.1

EBITDA	240.8		191.3		414.5		386.6		53.0	3,644.0	207.9		(14.5)
Restructuring expenses	0.6		5.8		5.8		10.5		—	—	—		—
Acquisition transaction expenses	0.1		—		1.7		0.6		21.5	—	—		—
Impairment of long-lived assets	1.4		—		1.4		—		—	44.6	27.6		503.8
Bankruptcy-related (gain) expense, net	—		—		—		—		—	(3,430.5)	41.4		—
Non-cash equity-based compensation	2.7		1.6		4.4		4.7		0.3	—	—		—
Other expenses	2.1	(1)	4.5	(2)	6.5	(3)	7.4	(4)	—	—	12.1	(5)	—

Adjusted EBITDA	$247.7		$203.2		$434.3		$409.8		$74.8	$258.1	$289.0		$489.3

(1)	For the six months ended June 30, 2013, includes costs related to preparations for our initial public offering, consisting primarily of the Pre-IPO Transactions, of $2.1 million.
(2)	For the six months ended June 30, 2012, includes costs related to preparations for our initial public offering, consisting primarily of the Pre-IPO Transactions, of $0.5 million and consulting fees related to implementation of our new strategic initiatives, including services related to pricing and yield management policy, of $4.0 million.

(3)	For the year ended December 31, 2012, includes costs related to preparations for our initial public offering, consisting primarily of the Pre-IPO Transactions, of $1.6 million and consulting fees related to implementation of our new strategic initiatives, including services related to pricing and yield management policy, of $4.9 million.
(4)	For the year ended December 31, 2011, includes consulting fees related to implementation of our new strategic initiatives, including services related to pricing and yield management policy, of $7.4 million.
(5)	For the year ended December 31, 2009, includes loss on capital lease termination of $12.1 million.

(b)	Hotel Operating Profit and Hotel Operating Margin. Hotel operating profit and hotel operating margin measure owned hotel-level operating results prior to debt service, depreciation and amortization and general and administrative expenses and are supplemental measures of aggregate hotel-level profitability. Both measures are used by us to evaluate the operating profitability of our hotels. We define hotel operating profit as the sum of room and other hotel revenues less hotel operating expenses and hotel operating margin as the ratio of hotel operating profit divided by the sum of room and other hotel revenues. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Consolidated and Combined Non-GAAP Financial Measures—Hotel Operating Profit and Hotel Operating Margin.”

The following table provides a reconciliation of our room revenues, other hotel revenues and hotel operating expenses to hotel operating profit and hotel operating margin for the six months ended June 30, 2013 and 2012, the years ended December 31, 2012 and 2011, the period from October 8, 2010 through December 31, 2010, the period from January 1, 2010 through October 7, 2010 and the years ended December 31, 2009 and 2008 (in millions):

	Successor					Predecessor
	Six Months Ended June 30, 2013	Six Months Ended June 30, 2012	Year Ended December 31, 2012	Year Ended December 31, 2011	Period from October 8, 2010 through December 31, 2010	Period from January 1, 2010 through October 7, 2010	Year Ended December 31, 2009	Year Ended December 31, 2008
Room revenues	$541.6	$466.5	$984.3	$913.0	$188.7	$659.9	$818.4	$1,017.9
Other hotel revenues	8.2	8.1	16.9	18.7	4.1	13.2	15.0	15.1

Total hotel revenues	549.8	474.6	1,001.2	931.7	192.8	673.1	833.4	1,033.0
Hotel operating expenses	263.1	235.5	493.6	463.4	101.8	351.3	440.8	462.2

Hotel operating profit	$286.7	$239.1	$507.6	$468.3	$91.0	$321.8	$392.6	$570.8

Hotel operating margin	52.2%	50.4%	50.7%	50.3%	47.2%	47.8%	47.1%	55.3%

Consolidated Selected Historical Financial and Other Data of ESH REIT

The selected historical consolidated financial data of ESH REIT for the years ended December 31, 2012 and 2011 and for the period from October 8, 2010 through December 31, 2010 and as of December 31, 2012 and 2011 have been derived from the audited consolidated financial statements of ESH REIT included elsewhere in this prospectus. The consolidated balance sheet of ESH REIT as of December 31, 2010 has been derived from the consolidated financial statements of ESH REIT not included elsewhere in this prospectus. The selected historical financial data of ESH REIT Predecessor for the period from January 1, 2010 through October 7, 2010 has been derived from the audited combined financial statements of ESH REIT Predecessor included elsewhere in this prospectus. The selected historical financial data of ESH REIT Predecessor for the years ended December 31, 2009 and 2008 and as of December 31, 2009 and 2008 have been derived from unaudited combined financial statements of ESH REIT Predecessor not included in this prospectus. The selected historical consolidated financial data of ESH REIT for the six months ended June 30, 2013 and 2012 and as of June 30, 2013 have been derived from the unaudited condensed consolidated financial statements of ESH REIT included elsewhere in this prospectus. The unaudited condensed consolidated financial statements have been prepared on the same basis as the audited historical consolidated financial statements, and in the opinion of our management, reflect all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the results for those periods. The results for any interim period are not necessarily indicative of the results that may be expected for a full year. The following information should be read in conjunction with, and is qualified by reference to, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical audited and unaudited financial statements and related notes and other financial information included herein.

The historical combined financial statements of ESH REIT Predecessor were prepared by combining the financial results of the entities that owned the hotel properties and the assets and operating companies of the Predecessor, other than those acquired by ESH Strategies, and represent the assets and entities consolidated in the financial statements of ESH REIT after the Acquisition Date. Certain financial information of ESH REIT Predecessor is not comparable to that of ESH REIT. This information includes, but may not be limited to, depreciation and amortization expense, restructuring and acquisition transaction expenses, interest expense, income tax expense and reorganization gain, net.

	ESH REIT					ESH REIT Predecessor
(Dollars in millions, other than ADR and RevPar)	Six Months Ended June 30, 2013	Six Months Ended June 30, 2012	Year Ended December 31, 2012	Year Ended December 31, 2011	Period from October 8, 2010 through December 31, 2010	Period from January 1, 2010 through October 7, 2010	Year Ended December 31, 2009	Year Ended December 31, 2008
Statement of operations data:
Room revenues	$541.6	$466.5	$984.3	$913.0	$188.7	$659.9	$818.4	$1,017.9
Other hotel revenues	8.2	8.1	16.9	18.7	4.1	13.2	15.0	15.1
Management fees and other revenue	0.7	4.9	10.3	11.2	2.6	7.3	0.3	0.7

Total revenues	550.5	479.5	1,011.5	942.9	195.4	680.4	833.7	1,033.7

Hotel operating expenses	263.1	235.5	493.6	463.4	101.8	351.3	440.8	462.2
General and administrative expenses	44.0	43.9	87.8	72.4	17.5	66.9	83.9	84.0
Depreciation and amortization	81.9	59.9	129.9	120.4	27.0	290.6	378.9	391.1
Managed property payroll expenses	0.4	3.4	6.6	6.4	1.5	4.8	—	—
Trademark license fee expense	1.6	1.4	3.0	2.8	0.6	0.7	0.8	1.1
Restructuring expenses	0.6	5.7	5.8	10.5	—	—	—	—
Acquisition transaction expenses	0.1	—	1.7	0.6	21.5	—	—	—
Impairment of long—lived assets	1.4	—	1.4	—	—	11.1	22.3	495.1
Office building operating expenses	—	—	—	1.0	0.2	0.8	—	—
Loss on lease termination	—	—	—	—	—	—	12.1	—
Allowance for receivable from affiliates	—	—	—	—	—	—	19.6	—

Total operating expenses	393.1	349.8	729.8	677.5	170.1	726.2	958.4	1,433.5
Other income	—	0.7	0.4	0.2	0.2	1.4	—	—

Income (loss) from operations	157.4	130.4	282.1	265.6	25.5	(44.4)	(124.7)	(399.8)
Interest expense	104.9	105.6	257.7	212.5	49.6	—	297.3	484.9
Adequate protection payments in lieu of interest	—	—	—	—	—	167.1	—	—
Loss on derivative instruments	—	—	—	—	—	—	0.5	0.1
Interest income	0.1	0.2	0.3	0.6	—	0.1	0.1	1.5

Income (loss) before reorganization gain (loss) and income taxes	52.6	25.0	24.7	53.7	(24.1)	(211.4)	(422.4)	(883.3)
Reorganization gain (loss), net	—	—	—	—	—	3,430.5	(41.4)	—

Income (loss) before income tax expense (benefit)	52.6	25.0	24.7	53.7	(24.1)	3,219.1	(463.8)	(883.3)
Income tax expense (benefit)	2.5	3.8	4.6	7.1	(1.5)	(120.4)	929.9	0.9

Net income (loss)	50.1	21.2	20.1	46.6	(22.6)	3,339.5	(1,393.7)	(884.2)
Net (income) loss attributable to noncontrolling interests	(0.5)	0.2	(1.6)	(1.1)	(0.4)	(1,545.5)	1,306.6	264.0

Net income (loss) attributable to controlling interests	$49.6	$21.4	$18.5	$45.5	$(23.0)	$1,794.0	$(87.1)	$(620.2)

Other financial data:
Cash flows provided by (used in):
Operating activities	$167.0	$88.2	$194.2	$180.5	$15.7	$106.0	$56.9	$60.7
Investing activities	(163.3)	(97.3)	(223.8)	(43.4)	(3,909.5)	(41.7)	20.5	(28.5)
Financing activities	(2.1)	(11.9)	34.3	(50.1)	3,903.9	(1.6)	(21.7)	(21.6)
Capital expenditures	(78.6)	(103.2)	(271.5)	(106.1)	(11.6)	(38.0)	(32.4)	(57.6)

	ESH REIT				ESH REIT Predecessor
(Dollars in millions)	June 30, 2013	December 31, 2012	December 31, 2011	December 31, 2010	December 31, 2009	December 31, 2008
Balance sheet data:
Cash and cash equivalents	104.6	103.3	98.5	11.4	77.9	22.2
Restricted cash	154.8	61.6	236.7	253.2	0.2	57.9
Property and equipment, net	4,098.1	4,110.6	3,844.1	3,860.6	6,346.0	6,708.4
Total assets	4,560.6	4,487.4	4,346.7	4,341.1	6,490.5	7,054.9
Mortgage loans payable	2,525.6	2,525.7	1,980.2	2,004.3	4,108.3	4,108.3
Mezzanine loans payable	1,080.0	1,080.0	700.0	700.0	3,295.5	3,295.5
Total liabilities	3,763.6	3,741.2	2,806.5	2,824.6	8,466.4	7,644.4
Total combined equity (deficit)	797.0	746.2	1,540.2	1,516.5	(1,975.9)	(589.5)
Total liabilities and combined equity	4,560.6	4,487.4	4,346.7	4,341.1	6,490.5	7,054.9

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

The following discussion should be read in conjunction with “Pre-IPO Transactions,” “Unaudited Pro Forma Condensed Consolidated Financial Statements of the Company,” “Unaudited Pro Forma Condensed Consolidated Financial Statements of ESH REIT,” “Selected Historical Financial and Other Data” and:

•

the historical consolidated and combined financial statements and related notes of ESH Hospitality LLC (“ESH REIT”) and ESH Hospitality Strategies LLC (“ESH Strategies,” and collectively with ESH REIT, the “Successor”) included elsewhere in this prospectus and the historical consolidated and combined financial statements and related notes of Homestead Village LLC (the “Predecessor”) included elsewhere in this prospectus; and

•

the historical consolidated and combined financial statements and related notes of ESH REIT and the predecessor to ESH REIT (the “ESH REIT Predecessor”) included elsewhere in this prospectus. The historical financial statements of ESH REIT Predecessor were prepared by combining the financial results of the entities that owned the hotel properties and the assets and operating companies of the Predecessor, other than those acquired by ESH Strategies, and represent the assets and entities consolidated in the financial statements of ESH REIT after October 8, 2010 (the “Acquisition Date”) as well as HVM LLC (“HVM”) on a consolidated basis. The historical financial statements of ESH REIT after the Acquisition Date include the financial position, results of operations, comprehensive income and cash flows of ESH REIT, including ESH REIT’s taxable REIT subsidiaries (the “Operating Lessees”), as well as HVM on a consolidated basis, giving effect to noncontrolling interests.

We have presented below separate “Results of Operations” for each of the (i) Successor, on a combined basis, and the Predecessor, which correspond to the results of operations for the Company on a prospective basis after giving effect to the consummation of the Pre-IPO Transactions and this offering, and (ii) ESH REIT and ESH REIT Predecessor, which correspond to the results of operations for ESH REIT on a prospective basis (except that the Operating Lessees will no longer be subsidiaries of ESH REIT, as discussed below) after giving effect to the consummation of the Pre-IPO Transactions and this offering. Where appropriate, the following discussion includes an analysis of the effects of the Pre-IPO Transactions and this offering. These effects are reflected in the unaudited pro forma condensed consolidated financial statements located elsewhere in this prospectus. This discussion also analyzes the effects of certain matters that may occur following the completion of this offering.

The following discussion may contain forward-looking statements about our market, analysis, future trends, the demand for our services and other future results, among other topics. Actual results may differ materially from those suggested by our forward-looking statements for various reasons, including those discussed in “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.” Those sections expressly qualify any subsequent oral and written forward-looking statements attributable to us or persons acting on our behalf.

In addition, portions of the following discussion reflect the changes in our structure resulting from the Pre-IPO Transactions. In particular, from the period after the Acquisition Date and prior to the consummation of the Pre-IPO Transactions, the Operating Lessees leased the hotel properties from ESH REIT pursuant to operating leases. HVM, an eligible independent contractor (within the meaning of Section 856(d)(9) of the Internal Revenue Code of 1986, as amended (the “Code”)), managed the hotel properties pursuant to management agreements with the Operating Lessees. ESH Strategies owned the trademarks and licensed their use to the Operating Lessees pursuant to trademark license agreements. The Pre-IPO Transactions contemplate that the existing business will be restructured, reorganized and consolidated such that the Operating Lessees, ESH Strategies and the assets and obligations of HVM will be transferred to Extended Stay America, Inc. (the “Company”). Upon consummation of the Pre-IPO Transactions, our assets and operations, other than ownership of our real estate assets, will be held by the Company and our business will be conducted as an effectively integrated enterprise.

Overview

We are the largest owner/operator of company-branded hotels in North America. Our business operates in the extended stay lodging industry, and we own and operate 682 hotel properties comprising approximately 75,900 rooms located in 44 states across the United States and in Canada. We own and operate 630 of our hotels under the core brand, Extended Stay America, which serves the mid-price extended stay segment, and accounts for approximately half of the segment by number of rooms in the United States. In addition, we own and operate three Extended Stay Canada hotels, 49 hotels in the economy extended stay segment under the Crossland Economy Studios and Hometown Inn brands, and also manage two Extended Stay America hotels. We have entered into an agreement to acquire our two managed Extended Stay America hotels for $16.5 million, subject to certain adjustments. This acquisition is expected to close after the consummation of this offering.

Our extended stay hotels are designed to provide an affordable and attractive alternative to traditional lodging or apartment accommodations and are targeted toward self-sufficient, value-conscious guests. Our hotels feature fully-furnished rooms with in-room kitchens, complimentary grab-and-go breakfast, free WiFi, flat screen TVs and limited housekeeping service, which is typically provided on a weekly basis. Our guests include business travelers, professionals on temporary work or training assignments, persons relocating, temporarily displaced or purchasing a home and anyone else in need of temporary housing. These guests generally rent accommodations on a weekly or longer term basis.

Key Metrics Evaluated by Management

We evaluate the performance of our business through the use of certain non-GAAP financial measures. “GAAP” refers to generally accepted accounting principles in the United States. Each of these non-GAAP financial measures should be considered by investors as supplemental measures to GAAP performance measures such as total revenues, net income, earnings per share and cash flow provided by operating activities. We provide a more detailed discussion of these non-GAAP financial measures, how management uses such measures to evaluate our financial condition and operating performance, a discussion of certain limitations of such measures and a reconciliation of such measures to the nearest GAAP measures under “—Non-GAAP Financial Measures.”

Average daily rate (“ADR”) is a commonly used measure within the lodging industry to evaluate hotel financial performance. ADR represents hotel room revenues divided by total number of rooms sold in a given period. ADR measures average room price attained by a hotel or group of hotels, and ADR trends provide useful information concerning pricing policies and the nature of the customer base of a hotel or group of hotels. Changes in room rates have an impact on overall revenues and profitability.

Occupancy is a commonly used measure within the lodging industry to evaluate hotel financial performance. Occupancy represents the total number of rooms sold in a given period divided by the total number of rooms available at a hotel or group of hotels. Occupancy measures the utilization of our hotels’ available capacity. Management uses occupancy to gauge demand at a specific hotel or group of hotels in a given period. Occupancy levels also help us determine achievable ADR levels as demand for hotel rooms increases or decreases.

Revenue per available room (“RevPAR”) is a commonly used measure within the lodging industry to evaluate hotel financial performance. RevPAR is defined as the product of the average daily room rate charged and the average daily occupancy achieved for a hotel or group of hotels in a given period. RevPAR does not include other ancillary revenues, such as food and beverage revenues or parking, telephone or other guest service revenues generated by a hotel. Although RevPAR does not include these other hotel revenues, it generally is considered a key indicator of core revenues for many hotels. For the six months ended June 30, 2013 and the year ended December 31, 2012, room revenues represented approximately 98.4% and 97.3%, respectively, of our total revenues.

RevPAR changes that are driven predominately by occupancy have different implications on incremental hotel operating profit, than do changes that are driven predominately by average daily room rate. For example, increases in occupancy at a hotel would lead to increases in room revenues and other hotel revenues, as well as incremental operating costs (including housekeeping services, utilities and room amenity costs). RevPAR increases due to higher room rates, however, would generally not result in additional operational room-related costs, with the exception of those charged or incurred as a percentage of revenue, such as credit card fees. As a result, changes in RevPAR driven by increases or decreases in average room rates generally have a greater effect on operating profitability than changes in RevPAR driven by occupancy levels. Due to seasonality in our business, we review RevPAR by comparing current periods to the same periods in prior years.

RevPAR Index is a commonly used measure used within the lodging industry to evaluate hotel financial performance. We subscribe to a third party service (Smith Travel Research) who collects and compiles the data used to calculate RevPAR Index. RevPAR Index is stated as a percentage and is calculated for each hotel by comparing the hotel’s RevPAR to the aggregate RevPAR of a group of competing hotels generally in the same market. The hotel brands most frequently included in our competitive set are La Quinta Inns & Suites, Motel 6, Red Roof Inn, Days Inn, Comfort Inn, Super 8 and Candlewood Suites. RevPAR Index is a weighted average of the individual property results. Management uses RevPAR Index and changes in RevPAR Index to evaluate the performance of individual or groups of hotels relative to other competing hotels.

Additional non-GAAP financial measures include:

•

EBITDA and Adjusted EBITDA. Earnings before interest expense, income taxes, depreciation and amortization (“EBITDA”) is a commonly used measure in many industries. We adjust EBITDA when evaluating our performance because we believe that the adjustment for certain items, such as restructuring and acquisition transaction expenses, impairment charges related to long-lived assets, bankruptcy-related gains and expenses, non-cash equity-based compensation and other items not indicative of ongoing operating performance, provides useful supplemental information to investors regarding our ongoing operating performance. We believe that EBITDA and Adjusted EBITDA provide useful information to investors regarding our results of operations that help us and our investors evaluate the ongoing operating performance of our hotels and facilitate comparisons between us and other lodging companies, hotel owners and other capital-intensive companies.

•

Hotel Operating Profit and Hotel Operating Margin. Hotel operating profit and hotel operating margin measure owned hotel-level operating results prior to debt service, depreciation and amortization and general and administrative expenses and are supplemental measures of aggregate hotel-level profitability. Both measures are used by us to evaluate the operating profitability of our hotels. We define hotel operating profit as the sum of room and other hotel revenues less hotel operating expenses and hotel operating margin as the ratio of hotel operating profit divided by the sum of room and other hotel revenues.

Understanding Our Consolidated and Combined Company Results of Operations

Revenues and Expenses. Our revenues are derived primarily from the operation of our owned hotels. Hotel operating expenses account for the largest portion of our operating expenses and reflect the expenses of our owned hotels. The following table presents the components of our revenues as a percentage of our total revenues for the year ended December 31, 2012, which are similar to those for the six months ended June 30, 2013:

Percentage of 2012 Revenues
• Room revenues. Room revenues are driven primarily by ADR and occupancy. Pricing policy, as well as the customer mix of a hotel, is a significant driver of ADR. Due to our high occupancy levels, our current focus is on increasing RevPAR by increasing ADR. For the twelve months ended June 30, 2013, we experienced RevPAR growth of approximately 11.6% due to the collective impact of our hotel reinvestment program, upgraded operational practices, investments in marketing and brand	97.3%

Percentage of 2012 Revenues

awareness and focus on service excellence. This compares to 6.8% growth for the same time period for our competitive set. We believe our continued focus on these initiatives will drive continued RevPAR growth at or above the level of our competitive set for at least the remainder of 2013 and 2014.

• Other hotel revenues. Other hotel revenues include ancillary revenues such as laundry revenues, additional housekeeping fees and pet charges. Occupancy and the customer mix of a hotel, as well as the number of guests that have long-term stays, are the key drivers of other hotel revenues.	1.7%

• Management fees, license fees and other revenues. Management fees, license fees and other revenues represent total gross fees earned from our two managed hotels and the 17 HFI hotels we managed until we acquired them on December 13, 2012, as well as the reimbursement of payroll expenses incurred on behalf of these managed hotels. Revenue of the managed hotels is the principal driver of management fees and license fees and occupancy of the managed hotels is one of the principal drivers of the reimbursement of payroll expenses.	1.0%

The following table presents the components of our operating expenses as a percentage of our total operating expenses for the year ended December 31, 2012, which are similar to those for the six months ended June 30, 2013:

Percentage of 2012 Operating Expenses

•       Hotel operating expenses. Hotel operating expenses include all expenses associated with operating our owned hotels. These costs have both fixed and variable components. Many of our operating expenses are relatively fixed and include payroll, real property taxes and insurance. Occupancy is a key driver of expenses that have a high degree of variability such as room supply, repair and maintenance and utilities. Other variable expenses include internet advertising costs, hotel reservation services and travel agent commissions.

We have experienced period-over-period increases in hotel operating expenses of approximately $27.6 million and $30.3 million for the six months ended June 30, 2013 and the year ended December 31, 2012, respectively, driven in part by enhancements to our product and service offering, including complimentary grab-and-go breakfast and free in-room WiFi. As a result, we have seen hotel operating expenses increase at a rate greater than we would expect to be typical in future periods. While we expect increases over time in our hotel operating expenses, we believe these increases will be outpaced by growth in RevPAR and total revenue for at least the next 24 months.

67.8%

• General and administrative expenses. General and administrative expenses include expenses associated with corporate overhead. These costs consist primarily of compensation expense of our corporate staff, professional fees, including consulting, audit and legal fees and global brand marketing expense.	12.2%

• Depreciation and amortization. Depreciation and amortization is a non-cash charge that relates primarily to the acquisition and related usage of hotels and other property and equipment.	17.9%

Percentage of 2012 Operating Expenses
• Managed property payroll expenses. Managed property payroll expenses include all payroll expenses related to the hotel staff of our two managed hotels and the 17 HFI hotels we managed until we acquired them on December 13, 2012. We are fully reimbursed for these costs as stipulated in the respective management agreements. The reimbursement of these costs is included as a component of management fees, license fees and other revenues.	0.9%

•       Restructuring expenses. Restructuring expenses are costs associated with an anticipated business combination or one-time termination benefits and employee relocation costs. During 2013, we initiated an operations restructuring, which changed certain aspects of our property staffing model. During 2011, we initiated a corporate restructuring, which included, among other things, the relocation of the corporate headquarters to Charlotte, North Carolina. For these restructuring programs, expenses included employee relocation, recruitment and separation payments and other costs associated with the restructuring.

0.8%

• Acquisition transaction expenses. Acquisition transaction expenses are legal, professional and other such fees directly related to the acquisition of hotels or real estate.	0.2%

• Impairment of long-lived assets. Impairment of long-lived assets is a non-cash charge recognized when events and circumstances indicate that the carrying value of an asset may not be recoverable.	0.2%

Hotel Reinvestment Program

We have been performing significant hotel renovations and room refreshes to upgrade 633, or approximately 93%, of our hotels. We have developed a methodology for selecting specific hotels for our reinvestment program by evaluating potential returns based on multiple market and property specific variables. We created two levels of investment: the more extensive Platinum renovation package and the more limited Silver refresh package. Prior to executing either package at a hotel, management determines whether, in its view, the selected level of capital investment is likely to result in incremental revenues and profits and achieve a return on investment that would meet our return criteria.

A Platinum renovation generally requires approximately $1.0 million in spend per hotel. Platinum renovations typically include remodeling of common areas, new paint, carpet, signage, tile or vinyl flooring and counters in bathrooms and kitchens, as well as the refurbishment of furniture, replacement of aged mattresses and installation of new flat screen televisions, artwork, lighting and bedspreads. A Silver refresh generally requires approximately $150,000 in spend per hotel. Silver refreshes typically include the replacement of aged mattresses and installation of new flat screen televisions, lighting, bedspreads and signage.

In order to incorporate the results of previous investments into our decision making process, we have undertaken the reinvestment program in phases. As of June 30, 2013, we have completed Platinum renovations at 194 hotels and are in the process of implementing Platinum renovations at 128 additional hotels. We have already completed Silver refreshes at 120 out of 128 of our future Platinum renovation hotels. Furthermore, we have completed Silver refreshes at 303 additional hotels and are in the process of implementing Silver refreshes at 8 other hotels. None of these 311 hotels are currently slated for a Platinum upgrade, but we expect to decide to upgrade some of them in the future. Given the more extensive nature of a Platinum renovation, a longer ramp-up time is expected in order to reach stabilization at post-renovation performance levels for Platinum renovations than for Silver refreshes.

The following table summarizes our projects that have been completed or on which work has begun for our hotel reinvestment program as of June 30, 2013:

Scope of Work	Number of Hotels		Expected Timing	Total Expected Cost (in millions)	Total Expected Remaining Cost (in millions)	Cumulative Costs Incurred through June 30, 2013 (in millions)
Hotel renovation (Platinum)	322	(1)	Q3 2011 – Q1 2014	$330.9	$112.5	$218.4
Room refresh (Silver)	311		Q4 2011 – Q3 2013	52.4	8.2	44.2

Total(2)	633			$383.3	$120.7	$262.6

(1)	Includes 22 hotels that were part of our initial pilot program.
(2)	Does not include $171.2 million of maintenance capital expenditures, of which $122.2 million has been spent as of June 30, 2013, and approximately $71.9 million of capital expenditures to address deferred maintenance that existed prior to the Acquisition Date, of which $70.3 million has been spent as of June 30, 2013.

We believe that our capital investments are driving incremental market share at our renovated properties. We evaluate our hotel reinvestment program by calculating the ADR, occupancy, RevPAR and RevPAR Index performance of our renovated hotels. In general, it takes approximately three months to complete a Platinum hotel renovation (the period from commencement to completion of renovations, the “Renovation Period”), during which we experience temporary disruption and weakened performance at the hotel. Following the Renovation Period, it typically takes an additional three months for the hotel to return to occupancy levels approximating Pre-Renovation Period levels (such three-month period, the “Ramp-Up Period”). In order to better analyze the improvements associated with our investments, we have developed a methodology that adjusts for the impact of the temporary disruption associated with both the Renovation and Ramp-Up Periods. In particular, we compare the performance over a twelve-month period starting the month after the completion of the Ramp-Up Period (the “Post-Renovation Period”) to the performance over a twelve-month period ending the month prior to the commencement of the renovations (the “Pre-Renovation Period”). As of June 30, 2013, we owned 42 hotels for which we had results for the Post-Renovation Period. These hotels demonstrated RevPAR growth of 28.2% and RevPAR Index growth of 7.5% in the Post-Renovation Period as compared to the Pre-Renovation Period. Furthermore, the majority of the growth was achieved through increases in ADR, which grew 26.3% over the time period. While we attribute this growth primarily to our capital reinvestment program, we also believe that this improvement has benefited from the implementation of our other initiatives including the rebranding, increased marketing and service initiatives. Although we have already begun to realize the benefits of these initiatives, we expect that a significant amount of the return from our capital investments will be realized in the future. In addition, we believe we will have further opportunities to expand our hotel reinvestment program as we upgrade additional hotels.

The following table shows a summary of results of the 42 hotels for which we had results for the Post-Renovation Period as of June 30, 2013:

	Pre-Renovation Period	Post-Renovation Period	Post-Renovation Change (%)
Occupancy	81.4%	82.6%	1.5%
ADR	$56.65	$71.54	26.3%
RevPAR	$46.09	$59.11	28.2%
RevPAR Index	89.0	95.7	7.5%

No assurance can be given that the performance gains discussed above, and the related investment returns, will continue in this manner and continue to meet or exceed our expectations. Furthermore, no assurance can be given that future investments in our hotel properties will produce similar performance improvements, that such investments will produce results that meet or exceed our expectations or that such investments will produce any improvements or returns on investment.

Due to displacement in current or comparable periods as well as ramp-up periods that occur subsequent to renovation completion, the results of operations from our renovated hotels and, when applicable, acquired hotels may have a material effect on changes in the results of our operations from period to period and are, therefore, excluded from our discussion on results of operations when material. We include, on an identical hotel basis, only those hotels (“Comparable Hotels”) that are open and operational during the full current and prior periods being compared. A renovated hotel is deemed to be a Comparable Hotel 15 months after the completion of its renovation. Room refreshes are not considered to be renovations in determining our Comparable Hotels.

Results of Operations

The Company has not had significant activity since its formation. Accordingly, this prospectus includes the financial statements of the predecessor of the Company, ESH REIT and ESH Strategies (collectively, during such periods, the “Successor”) and their predecessor, Homestead Village LLC (the “Predecessor” or “Homestead Village”), on a consolidated and combined basis (which is comparable to the results of operations of the consolidated Company after the completion of the Pre-IPO Transactions), as well as financial statements of ESH REIT and its predecessor (“ESH REIT Predecessor”), on a stand-alone consolidated and combined basis. We have presented separate “Results of Operations” for each issuer and its predecessor below.

On June 15, 2009, Homestead Village and 69 of its subsidiaries filed voluntary petitions for relief under the provisions of Chapter 11 of Title 11 of the United States Bankruptcy Code (the “Bankruptcy Code”) in the United States Bankruptcy Court (the “Court”) for the Southern District of New York. On February 18, 2010, five additional voluntary petitions for relief under the provisions of Chapter 11 of Title 11 of the Bankruptcy Code were filed in the Court by subsidiaries (collectively, the 75 subsidiary filers are referred to herein as the “Debtors”). The reorganization cases were jointly administered as “In re: Extended Stay Inc., et al” Case No. 09-13764 (JMP). The Debtors continued to operate their businesses as debtors-in-possession under the jurisdiction of the Court and in accordance with the applicable provisions of the Bankruptcy Code and orders of the Court.

The Debtors filed their Fifth Amended Plan of Reorganization (the “Plan”) on June 8, 2010. On July 20, 2010, the Court entered its order confirming the Plan. Under the Plan, 74 of the 75 Debtors emerged from bankruptcy protection on October 8, 2010 (the “Acquisition Date”) upon sale of substantially all of the Predecessor’s businesses, assets and operations to the Successor.

The Successor did not have significant business activity prior to the Acquisition Date due to the fact that it acquired the 665 hotels owned directly and indirectly by the 74 Debtors, which were auctioned by the Debtors on the Acquisition Date. We believe that a discussion of the results of operations for a partial year versus a full year would not be meaningful, and we have therefore set forth a discussion comparing the results of operations for year ended December 31, 2011 to the historical results of the Successor for the period from October 8, 2010 through December 31, 2010 (the “2010 Successor Period”) and the historical results of operations of the Predecessor for the period from January 1, 2010 through October 7, 2010 (the “2010 Predecessor Period”). The historical results of operations presented below should be reviewed in conjunction with the audited consolidated and combined financial statements and notes thereto and the unaudited condensed consolidated and combined financial statements and notes thereto included elsewhere in this prospectus. Certain financial information of the Successor is not comparable to that of the Predecessor. This information includes, but may not be limited to, depreciation and amortization expense, restructuring and acquisition transaction expenses, interest expense, income tax expense and reorganization gain, net.

Consolidated and Combined Company Results of Operations

Comparison of Six Months Ended June 30, 2013 and June 30, 2012

As of June 30, 2013, we owned and operated 682 hotels consisting of approximately 75,900 rooms and managed two hotels consisting of approximately 290 rooms. In the third quarter of 2011, we began renovating our hotels which, during the six months ended June 30, 2012, reduced the total number of rooms in service. Further, on December 13, 2012, we acquired 17 hotels from HFI Acquisitions Company LLC (“HFI”). Where meaningful, we include results of operations on a Comparable Hotel basis.

The following table presents our results of operations for the six months ended June 30, 2013 and 2012, including the amount and percentage change in these results between the periods (in thousands):

	Six Months Ended June 30, 2013	Six Months Ended June 30, 2012	Change ($)	Change (%)
Revenues:
Room revenues	$541,577	$466,505	$75,072	16.1%
Other hotel revenues	8,265	8,082	183	2.3%
Management fees, license fees, and other revenues	551	4,947	(4,396)	(88.9)%

Total revenues	550,393	479,534	70,859	14.8%
Operating expenses:
Hotel operating expenses	263,088	235,468	27,620	11.7%
General and administrative expenses	44,144	44,491	(347)	(0.8)%
Depreciation and amortization	81,854	59,857	21,997	36.7%
Managed property payroll expenses	380	3,407	(3,027)	(88.8)%
Restructuring expenses	605	5,763	(5,158)	(89.5)%
Acquisition transaction expenses	110	—	110	n/a
Impairment of long-lived assets	1,388	—	1,388	n/a

Total operating expenses	391,569	348,986	42,583	12.2%
Other income	16	693	(677)	(97.7)%

Income from operations	158,840	131,241	27,599	21.0%
Interest expense	104,901	105,598	(697)	(0.7)%
Interest income	(60)	(153)	93	(60.8)%

Income before income taxes	53,999	25,796	28,203	109.3%
Income tax expense	2,543	3,758	(1,215)	(32.3)%

Net income	51,456	22,038	29,418	133.5%
Net (income) loss attributable to noncontrolling interests	(438)	234	(672)	(287.2)%

Net income attributable to controlling interests	$51,018	$22,272	$28,746	129.1%

The following table presents key operating metrics, including occupancy, ADR and RevPAR, for our owned hotels on a total hotel basis for the six months ended June 30, 2013 and 2012, respectively:

	Six Months Ended June 30, 2013	Six Months Ended June 30, 2012	Change (%)
Number of hotel properties(1)	682	665	2.6%
Number of rooms(1)	75,928	73,657	3.1%
Occupancy	73.8%	72.3%	2.1%
ADR	$53.39	$48.19	10.8%
RevPAR	$39.40	$34.83	13.1%

(1)	Difference in the number of hotel properties and rooms between periods is due to acquisition of the 17 HFI hotel properties on December 13, 2012.

Our hotel reinvestment program continued in 2012 and the first six months of 2013 with renovations at 206 of our hotels, which included 24,093 rooms that are not included as Comparable Hotels. On December 13, 2012, we acquired the 17 HFI hotels and therefore do not include these hotel properties as Comparable Hotels. The following table includes key operating metrics, including occupancy, ADR and RevPAR for our 459 Comparable Hotels:

	Six Months Ended June 30, 2013	Six Months Ended June 30, 2012	Change (%)
Number of hotel properties	459	459	0.0%
Number of rooms	49,564	49,564	0.0%
Occupancy	74.5%	72.7%	2.5%
ADR	$46.76	$43.01	8.7%
RevPAR	$34.83	$31.28	11.3%

Room revenues. Room revenues increased by approximately $75.1 million, or 16.1%, to approximately $541.6 million for the six months ended June 30, 2013 compared to approximately $466.5 million for the six months ended June 30, 2012. Excluding the room revenues of approximately $15.7 million of the 17 HFI hotels for the six months ended June 30, 2013, the increase in room revenues of approximately $59.4 million was due to a 10.9% increase in ADR and a 2.3% increase in occupancy, resulting in a 13.2% increase in RevPAR, which was primarily a result of operating initiatives related to our pricing policy and consistency with respect to room discounts across our portfolio. On a Comparable Hotel basis, ADR increased 8.7% and occupancy increased 2.5%, resulting in a RevPAR increase of 11.3% for the six months ended June 30, 2013 compared to the six months ended June 30, 2012. Comparable Hotel occupancy increased at a greater rate than total portfolio occupancy due to room and guest displacement associated with our hotel reinvestment program.

Other hotel revenues. Other hotel revenues remained relatively consistent, increasing by approximately $0.2 million, or 2.3%, to approximately $8.3 million for the six months ended June 30, 2013 compared to approximately $8.1 million for the six months ended June 30, 2012.

Management fees, license fees and other revenues. Management fees, license fees and other revenues decreased by approximately $4.4 million, or 88.9%, to approximately $0.6 million for the six months ended June 30, 2013 compared to approximately $4.9 million for the six months ended June 30, 2012. Management fees and license fees from managed hotel properties directly correlate with room revenues at those hotel properties and totaled approximately $0.2 million and $1.5 million for the six months ended June 30, 2013 and 2012, respectively. The reimbursement of payroll expenses incurred on behalf of the managed hotel properties totaled approximately $0.4 million and $3.4 million for the six months ended June 30, 2013 and 2012, respectively. These decreases were due to the fact that the 17 HFI hotels acquired in December 2012 were managed by us during the six months ended June 30, 2012, but were owned by us during the six months ended June 30, 2013.

Hotel operating expenses. Hotel operating expenses increased by approximately $27.6 million, or 11.7%, to approximately $263.1 million for the six months ended June 30, 2013 compared to approximately $235.5 million for the six months ended June 30, 2012. Excluding the hotel operating expenses of approximately $7.5 million of the 17 HFI hotels for the six months ended June 30, 2013, the increase in hotel operating expenses of approximately $20.1 million was partly driven by an increase of approximately $5.2 million due to the offering of complimentary grab-and-go breakfast at the majority of our hotels during the six months ended June 30, 2013 as compared to a limited number of hotels during the six months ended June 30, 2012. Also, the increase was related to increases in hotel staff payroll expense of approximately $4.2 million and real estate taxes of approximately $3.8 million. Further, there was an increase in marketing expense of approximately $3.3 million due to our increased focus on internet advertising as well as an increase in utility expenses of approximately $2.8 million and an increase in other hotel operating expenses of approximately $0.8 million for the six months ended June 30, 2013 compared to the six months ended June 30, 2012.

Hotel operating margin increased to 52.2% for the six months ended June 30, 2013 compared to 50.4% for the six months ended June 30, 2012. The increase in hotel operating margin was primarily related to our increase in ADR while maintaining approximately the same level of occupancy. Total hotel revenues increased by approximately $75.3 million for the six months ended June 30, 2013 compared to the six months ended June 30, 2012, while hotel operating profit increased by approximately $47.6 million for the same period, which represents an operating margin flow-through, defined as the change in hotel operating profit divided by the change in total room and other hotel revenues, of approximately 63.3%, which reflects, in part, the impact of spending during the period for our hotel reinvestment program.

General and administrative expenses. General and administrative expenses remained relatively consistent, decreasing by approximately $0.3 million, or 0.8%, to approximately $44.1 million for the six months ended June 30, 2013 compared to approximately $44.5 million for the six months ended June 30, 2012.

Depreciation and amortization. Depreciation and amortization increased by approximately $22.0 million, or 36.7%, to approximately $81.9 million for the six months ended June 30, 2013 compared to approximately $59.9 million for the six months ended June 30, 2012. Excluding depreciation expense of approximately $2.9 million related to the 17 HFI hotels for the six months ended June 30, 2013, the increase of approximately $19.1 million in depreciation and amortization was primarily due to an increase in investment in hotel assets as a result of our ongoing hotel reinvestment program.

Managed property payroll expenses. Managed property payroll expenses decreased by approximately $3.0 million, or 88.8%, to approximately $0.4 million for the six months ended June 30, 2013 compared to approximately $3.4 million for the six months ended June 30, 2012. This decrease is due to the fact that the 17 HFI hotels acquired in December 2012 were managed by us during the six months ended June 30, 2012, but were owned by us during the six months ended June 30, 2013.

Restructuring expenses. During the six months ended June 30, 2013, we initiated an operations restructuring, which changed certain aspects of our property staffing model, for which we incurred costs of approximately $0.6 million. During the year ended December 31, 2011, we initiated a corporate restructuring that we completed during the year ended December 31, 2012, which included, among other things, the relocation of the corporate headquarters to Charlotte, North Carolina, for which we incurred costs of approximately $5.8 million, approximately $2.0 million of which was a non-cash charge related to executive separation payments during the six months ended June 30, 2012. For these restructuring programs, expenses included employee relocation, recruitment and separation payments and other costs associated with the restructuring. As of June 30, 2013, all costs associated with both of these restructuring programs had been incurred.

Acquisition transaction expenses. During the six months ended June 30, 2013, we incurred acquisition transaction costs of approximately $0.1 million related to our acquisition of assets of the 17 HFI hotels.

Impairment of long-lived assets. Asset impairments are recorded as required based on an evaluation of property and equipment and intangible assets for impairment. During the six months ended June 30, 2013, we recognized an impairment charge of approximately $1.4 million related to property and equipment. During the six months ended June 30, 2012, no impairment charges were recognized.

Interest expense. Interest expense decreased by approximately $0.7 million, or 0.7%, to approximately $104.9 million for the six months ended June 30, 2013 compared to approximately $105.6 million for the six months ended June 30, 2012. As a result of ESH REIT’s November 2012 debt refinancing, ESH REIT’s total debt increased by approximately $945.1 million and its weighted-average interest rate decreased by approximately 2.0%. This resulted in a net decrease in contractual interest expense and amortization of deferred financing costs of approximately $0.7 million.

Income tax expense. Our effective income tax rate decreased by 9.9% to 4.7% for the six months ended June 30, 2013 compared to 14.6% for the six months ended June 30, 2012, primarily due to lower projected fiscal year 2013 Operating Lessee taxable income as a result of higher projected fiscal year 2013 operating lease expense. The higher projected operating lease expense is an outcome of higher projected fiscal year 2013 revenues. The Company’s effective tax rate is lower than the federal statutory rate of 35% due to ESH REIT’s status as a REIT under the provisions of the Code during these periods and the fact that the income of HVM and ESH Strategies was not taxed at the corporate level due to their limited liability company status. We expect our effective income tax rate to increase subsequent to the Pre-IPO Transactions and the offering, primarily due to the fact that the Company will own the Class A common stock of ESH REIT, representing not less than 55% of the value of ESH REIT and the earnings of New HVM and ESH Strategies will be subject to corporate level income taxes. Our pro forma effective income tax rate was       % and       % during the six months ended June 30, 2013 and the year ended December 31, 2012, respectively. We expect our effective income tax rate to be between       % and       % subsequent to the Pre-IPO Transactions and this offering.

Comparison of Years Ended December 31, 2012 and December 31, 2011

As of December 31, 2011, we owned and operated 665 hotels consisting of approximately 73,700 rooms and managed 19 hotels consisting of approximately 2,600 rooms. On December 13, 2012, we acquired the 17 HFI hotels, which HVM previously managed. Therefore, as of December 31, 2012, we owned and operated 682 hotels consisting of approximately 75,900 rooms and managed two hotels consisting of approximately 290 rooms. In the third quarter of 2011, we began renovating our hotels which, during the third and fourth quarters of 2011 and all of 2012, reduced the total number of rooms in service. Where meaningful, we include results of operations on a Comparable Hotel basis.

The following table presents our results of operations for the years ended December 31, 2012 and 2011, including the amount and percentage change in these results between the periods (in thousands):

	Year Ended December 31, 2012	Year Ended December 31, 2011	Change ($)	Change (%)
Revenues:
Room revenues	$984,273	$912,988	$71,285	7.8%
Other hotel revenues	16,898	18,693	(1,795)	(9.6)%
Management fees, license fees and other revenues	10,291	11,047	(756)	(6.8)%

Total revenues	1,011,462	942,728	68,734	7.3%
Operating expenses:
Hotel operating expenses	493,635	463,369	30,266	6.5%
General and administrative expenses	88,543	75,041	13,502	18.0%
Depreciation and amortization	129,938	120,438	9,500	7.9%
Managed property payroll expenses	6,600	6,409	191	3.0%
Restructuring expenses	5,763	10,491	(4,728)	(45.1)%
Acquisition transaction expenses	1,675	593	1,082	182.5%
Impairment of long-lived assets	1,420	—	1,420	n/a
Office building operating expenses	—	1,010	(1,010)	n/a

Total operating expenses	727,574	677,351	50,223	7.4%
Other income	384	232	152	65.5%

Income from operations	284,272	265,609	18,663	7.0%
Interest expense	257,656	212,474	45,182	21.3%
Interest income	(307)	(550)	243	(44.2)%

Income before income taxes	26,923	53,685	(26,762)	(49.9)%
Income tax expense	4,642	7,050	(2,408)	(34.2)%

Net income	22,281	46,635	(24,354)	(52.2)%
Net income attributable to noncontrolling interests	(1,549)	(1,062)	(487)	45.9%

Net income attributable to controlling interests	$20,732	$45,573	$(24,841)	(54.5)%

The following table presents key operating metrics, including occupancy, ADR and RevPAR, for our owned hotels on a total hotel basis for the years ended December 31, 2012 and 2011, respectively:

	Year Ended December 31, 2012	Year Ended December 31, 2011	Change (%)
Number of hotel properties(1)	682	665	2.6%
Number of rooms(1)	75,928	73,657	3.1%
Occupancy	73.3%	75.1%	(2.4)%
ADR	$49.77	$45.20	10.1%
RevPAR	$36.46	$33.96	7.4%

(1)	Difference in number of hotel properties and rooms between periods is due to acquisition of the 17 HFI hotels on December 13, 2012.

During the third and fourth quarters of 2011, we began renovating 64 of our hotels, which included 7,687 rooms, as part of our hotel reinvestment program. We continued the renovation program in 2012 with renovations at an additional 124 of our hotels, which included 14,142 rooms that are not included as Comparable Hotels. On December 13, 2012, we acquired the 17 HFI hotels and therefore do not include these hotel properties as Comparable Hotels. The following table includes key operating metrics, including occupancy, ADR and RevPAR for our 477 Comparable Hotels:

	Year Ended December 31, 2012	Year Ended December 31, 2011	Change (%)
Number of hotel properties	477	477	0.0%
Number of rooms	51,828	51,828	0.0%
Occupancy	74.8%	75.1%	(0.4)%
ADR	$46.18	$42.67	8.2%
RevPAR	$34.53	$32.05	7.7%

Room revenues. Room revenues increased by approximately $71.3 million, or 7.8%, to approximately $984.3 million for the year ended December 31, 2012 compared to approximately $913.0 million for the year ended December 31, 2011. The increase in room revenues was due to a 10.1% increase in ADR, which was primarily a result of operating initiatives related to our pricing policy and consistency with respect to room discounts across our portfolio, offset by a 2.4% decrease in occupancy, which was primarily due to guest displacement associated with our hotel renovations, resulting in a 7.4% increase in RevPAR. On a Comparable Hotel basis, ADR increased 8.2% and occupancy decreased 0.4%, resulting in a RevPAR increase of 7.7% for the year ended December 31, 2012 compared to the year ended December 31, 2011. Comparable Hotel occupancy decreased at a lesser rate than total portfolio occupancy due to room and guest displacement associated with our hotel reinvestment program.

Other hotel revenues. Other hotel revenues decreased by approximately $1.8 million, or 9.6%, to approximately $16.9 million for the year ended December 31, 2012 compared to approximately $18.7 million for the year ended December 31, 2011. The decrease in other hotel revenues was primarily due to a decrease in internet access fees as a result of the offering of free basic WiFi in all of our rooms with an option to purchase upgraded WiFi at all of our hotels beginning in January 2012.

Management fees, license fees and other revenues. Management fees, license fees and other revenues decreased by approximately $0.8 million, or 6.8%, to approximately $10.3 million for the year ended December 31, 2012 compared to approximately $11.0 million for the year ended December 31, 2011. Management fees and license fees from managed hotel properties directly correlate with room revenues at those hotel properties and remained consistent at approximately $2.9 million for the years ended December 31, 2012 and 2011. The reimbursement of payroll expenses incurred on behalf of the managed hotel properties increased by approximately $0.2 million, or 3.0%, to approximately $6.6 million for the year ended December 31, 2012 compared to approximately $6.4 million for the year ended December 31, 2011. Offsetting these increases, other revenues during the year ended December 31, 2011 consisted of revenues from the lease of the unoccupied portion of our corporate office building of approximately $1.7 million, which was sold on December 29, 2011.

Hotel operating expenses. Hotel operating expenses increased by approximately $30.3 million, or 6.5%, to approximately $493.6 million for the year ended December 31, 2012 compared to approximately $463.4 million for the year ended December 31, 2011. The increase in hotel operating expenses was mainly driven by increases in hotel staff payroll expense of approximately $10.7 million. Also, the increase was related to higher marketing expense of approximately $7.6 million due to an increased focus on internet advertising. Additionally, there was an increase in real estate taxes of approximately $2.8 million and an increase in travel agent reservations and commissions of approximately $2.4 million. The remaining increase was primarily due to the offering of complimentary grab-and-go breakfast at the majority of our hotels during the year ended December 31, 2012 as compared to a limited number of hotels during the year ended December 31, 2011.

Hotel operating margin increased to 50.7% for the year ended December 31, 2012 compared to 50.3% for the year ended December 31, 2011. The increase in hotel operating margin was primarily related to our increase in ADR while maintaining approximately the same level of occupancy. Total hotel revenues increased by approximately $69.5 million for the year ended December 31, 2012 compared to the year ended December 31, 2011, while hotel operating profit increased by approximately $39.2 million for the same period, which represents an operating margin flow-through, defined as the change in hotel operating profit divided by the change in total room and other hotel revenues, of approximately 56.4%, which reflects, in part, the impact of spending during the period for our hotel reinvestment program.

General and administrative expenses. General and administrative expenses increased by approximately $13.5 million, or 18.0%, to approximately $88.5 million for the year ended December 31, 2012 compared to approximately $75.0 million for the year ended December 31, 2011. This increase was driven by global brand marketing costs of approximately $9.2 million primarily as a result of the introduction of television advertising during the year ended December 31, 2012. Also, the increase was partially related to approximately $4.3 million of compensation expense due to the enhancement of the number and depth of senior management positions in connection with our corporate restructuring as well as approximately $1.6 million related to preparation for our initial public offering. Partially offsetting these increases was a decrease of approximately $2.5 million related to consulting fees associated with the implementation of our strategic initiatives.

Depreciation and amortization. Depreciation and amortization increased by approximately $9.5 million, or 7.9%, to approximately $129.9 million for the year ended December 31, 2012 compared to approximately $120.4 million for the year ended December 31, 2011. The increase in depreciation and amortization is the result of the increase in investment in hotel assets as a result of our ongoing hotel reinvestment program.

Managed property payroll expenses. Managed property payroll expenses increased by approximately $0.2 million, or 3.0%, to approximately $6.6 million for the year ended December 31, 2012 compared to approximately $6.4 million for the year ended December 31, 2011. The increase in managed property payroll expenses is due to an increase in hotel staff payroll expense at our managed hotel properties.

Restructuring expenses. During the year ended December 31, 2011, we initiated a corporate restructuring that we completed during the year ended December 31, 2012, which included, among other things, the relocation of the corporate headquarters to Charlotte, North Carolina, for which we incurred costs of approximately $5.8 million, approximately $2.0 million of which was a non-cash charge related to executive separation payments and approximately $10.5 million, approximately $1.6 million of which was a non-cash charge related to a loss on the sale of our former corporate office building, during the years ended December 31, 2012 and 2011, respectively.

Acquisition transaction expenses. During the year ended December 31, 2012, we incurred acquisition transaction costs of approximately $1.7 million related to our acquisition of assets of the 17 HFI hotels. During the year ended December 31, 2011, we incurred acquisition transaction costs of approximately $0.6 million related to our acquisition of substantially all of our Predecessor’s businesses, assets and operations in October 2010.

Impairment of long-lived assets. Asset impairments are recorded as required based on an evaluation of property and equipment and intangible assets for impairment. During the year ended December 31, 2012, we recognized an impairment charge of approximately $1.4 million related to property and equipment. During the year ended December 31, 2011, no impairment charges were recognized.

Office building operating expenses. During the year ended December 31, 2011, we owned our former corporate office building and leased the unoccupied portion of the building to third-party tenants. We sold the office building on December 29, 2011; thus, we incurred no office building operating expenses for the year ended December 31, 2012 compared to approximately $1.0 million for the year ended December 31, 2011.

Interest expense. Interest expense increased by approximately $45.2 million, or 21.3%, to approximately $257.7 million for the year ended December 31, 2012 compared to approximately $212.5 million for the year ended December 31, 2011. In connection with ESH REIT’s November 2012 debt refinancing, ESH REIT incurred debt extinguishment costs of approximately $45.1 million, which are included as a component of interest expense. Further, as a result of the refinancing, ESH REIT’s total debt increased by approximately $945.1 million and its weighted-average interest rate decreased by approximately 2.0%. This resulted in a net increase in contractual interest expense and amortization of deferred financing costs of approximately $0.1 million.

Income tax expense. Our effective income tax rate increased by 4.1% to 17.2% for the year ended December 31, 2012 compared to 13.1% for the year ended December 31, 2011, primarily due to the impact of ESH REIT’s November 2012 debt refinancing, as prepayment penalties and other charges generated almost no income tax benefit because they occurred at ESH REIT. These rates are lower than the federal statutory rate of 35% primarily due to ESH REIT’s status as a REIT under the provisions of the Code.

Comparison of Year Ended December 31, 2011, the period from October 8, 2010 through December 31, 2010 and the period from January 1, 2010 through October 7, 2010

As of December 31, 2011 and 2010, we owned and operated 665 hotels consisting of approximately 73,700 rooms and managed 19 hotels consisting of approximately 2,600 rooms. In the third quarter of 2011, we began renovating our hotels which, during the third and fourth quarters of 2011, reduced the total number of rooms in service. Where meaningful, we include results of operations on a Comparable Hotel basis.

The following table presents our results of operations for the year ended December 31, 2011, the 2010 Successor Period and the 2010 Predecessor Period, including the amount and percentage change in these results between the year ended December 31, 2011 and the combined periods ended December 31, 2010 (in thousands):

	Successor		Predecessor
	Year Ended December 31, 2011	Period from October 8, 2010 through December 31, 2010	Period from January 1, 2010 through October 7, 2010	Change ($)(1)	Change (%)
Revenues:
Room revenues	$912,988	$188,702	$659,919	$64,367	7.6%
Other hotel revenues	18,693	4,131	13,223	1,339	7.7%
Management fees, license fees and other revenues	11,047	2,576	7,432	1,039	10.4%

Total revenues	942,728	195,409	680,574	66,745	7.6%
Operating expenses:
Hotel operating expenses	463,369	101,823	351,322	10,224	2.3%
General and administrative expenses	75,041	17,589	66,945	(9,493)	(11.2)%
Depreciation and amortization	120,438	26,955	290,643	(197,160)	(62.1)%
Managed property payroll expenses	6,409	1,488	4,771	150	2.4%
Restructuring expenses	10,491	—	—	10,491	n/a
Acquisition transaction expenses	593	21,521	—	(20,928)	(97.2)%
Impairment of long-lived assets	—	—	44,605	(44,605)	n/a
Office building operating expenses	1,010	217	757	36	(3.7)%

Total operating expenses	677,351	169,593	759,043	(251,285)	(27.1)%
Other income	232	148	1,306	(1,222)	(84.0)%

Income (loss) from operations	265,609	25,964	(77,163)	316,808	(618.8)%
Interest expense	212,474	49,598	—	162,876	328.4%
Adequate protection payments in lieu of interest	—	—	167,024	(167,024)	n/a
Interest income	(550)	(69)	(45)	(436)	(382.5)%

Income (loss) before reorganization gain and income taxes	53,685	(23,565)	(244,142)	321,392	(120.1)%
Reorganization gain, net	—	—	3,430,528	(3,430,528)	n/a

Income (loss) before income taxes	53,685	(23,565)	3,186,386	(3,109,136)	(98.3)%
Income tax expense (benefit)	7,050	(1,495)	(120,454)	128,999	(105.8)%

Net income (loss)	46,635	(22,070)	3,306,840	(3,238,135)	(98.6)%
Net income attributable to noncontrolling interests	(1,062)	(449)	(1,517,271)	1,516,658	(99.9)%

Net income (loss) attributable to controlling interests	$45,573	$(22,519)	$1,789,569	$(1,721,477)	(97.4)%

(1)	Change equals results of operations for year ended December 31, 2011 less results of operations for period from October 8, 2010 through December 31, 2010 less results of operations for period from January 1, 2010 through October 7, 2010.

The following table presents key operating metrics, including occupancy, ADR and RevPAR, for our owned hotels on a total hotel basis for the years ended December 31, 2011 and 2010:

	Year Ended December 31, 2011	Year Ended December 31, 2010	Change (%)
Number of hotel properties	665	665	0.0%
Number of rooms	73,657	73,657	0.0%
Occupancy	75.1%	75.0%	0.1%
ADR	$45.20	$42.05	7.5%
RevPAR	$33.96	$31.55	7.6%

During the third quarter of 2011, we began renovating 64 of our hotels, which included 7,687 rooms as part of our hotel reinvestment program. The following table includes key operating metrics, including occupancy, ADR and RevPAR, for our 601 Comparable Hotels:

	Year Ended December 31, 2011	Year Ended December 31, 2010	Change (%)
Number of hotel properties	601	601	0.0%
Number of rooms	65,970	65,970	0.0%
Occupancy	75.1%	74.6%	0.7%
ADR	$44.42	$41.53	7.0%
RevPAR	$33.37	$31.00	7.6%

Room revenues. Room revenues increased by approximately $64.4 million, or 7.6%, to approximately $913.0 million for the year ended December 31, 2011 compared to approximately $188.7 million for the 2010 Successor Period and approximately $659.9 million for the 2010 Predecessor Period. The increase in room revenues was due to a 7.5% increase in ADR, which was primarily a result of operating initiatives related to pricing policy and consistency with respect to room discounts across our portfolio. Occupancy was relatively unchanged between years; therefore, RevPAR increased 7.6%. On a Comparable Hotel basis, ADR increased 7.0% and occupancy increased 0.7%, resulting in a RevPAR increase of 7.6%.

Other hotel revenues. Other hotel revenues increased by approximately $1.3 million, or 7.7%, to approximately $18.7 million for the year ended December 31, 2011 compared to approximately $4.1 million for the 2010 Successor Period and approximately $13.2 million for the 2010 Predecessor Period. The increase in other hotel revenues was primarily due to increases in internet access, guest laundry and pet fees.

Management fees, license fee revenues and other revenues. Management fees, license fees and other revenues increased by approximately $1.0 million, or 10.4%, to approximately $11.0 million for the year ended December 31, 2011 compared to approximately $2.6 million for the 2010 Successor Period and approximately $7.4 million for the 2010 Predecessor Period. Management fees and license fees from managed hotel properties directly correlate with room revenues at those hotel properties and increased by approximately $0.2 million to approximately $2.9 million for the year ended December 31, 2011 compared to approximately $0.6 million for the 2010 Successor Period and approximately $2.1 million for the 2010 Predecessor Period. The reimbursement of payroll expenses incurred on behalf of the managed hotel properties increased by approximately $0.1 million, or 2.4%, to approximately $6.4 million for the year ended December 31, 2011 compared to approximately $1.5 million for the 2010 Successor Period and approximately $4.8 million for the 2010 Predecessor Period. The remaining increase was due to other revenues, which consisted of revenues from the lease of the unoccupied portion of our corporate office building, which increased by approximately $0.7 million to approximately $1.8 million for the year ended December 31, 2011 compared to approximately $0.5 million for the 2010 Successor Period and approximately $0.6 million for the 2010 Predecessor Period.

Hotel operating expenses. Hotel operating expenses increased by approximately $10.2 million, or 2.3%, to approximately $463.4 million for the year ended December 31, 2011 compared to approximately $101.8 million for the 2010 Successor Period and approximately $351.3 million for the 2010 Predecessor Period. The increase in hotel operating expenses was primarily driven by an increase in hotel staff payroll expense.

Hotel operating margin increased to 50.3% for the year ended December 31, 2011 compared to 47.2% for the 2010 Successor Period and 47.8% for the 2010 Predecessor Period. The increase in hotel operating margin was primarily related to our increase in ADR while maintaining approximately the same level of occupancy. Total hotel revenues increased by approximately $65.7 million for the year ended December 31, 2011, while hotel operating profit increased by approximately $55.5 million for the same period, which represents an operating margin flow-through, defined as the change in hotel operating profit divided by the change in total room and other hotel revenues, of approximately 84.4%.

General and administrative expenses. General and administrative expenses decreased by approximately $9.5 million, or 11.2%, to approximately $75.0 million for the year ended December 31, 2011 compared to approximately $17.6 million for the 2010 Successor Period and approximately $66.9 million for the 2010 Predecessor Period. This overall decrease was driven by a decrease of approximately $17.8 million in compensation expense, primarily related to a decrease in incentive and retention compensation earned by key employees of HVM during the bankruptcy period of the Predecessor, which was offset by an approximately $8.3 million increase mainly due to global brand research.

Depreciation and amortization. Depreciation and amortization decreased by approximately $197.2 million, or 62.1%, to approximately $120.4 million for the year ended December 31, 2011 compared to approximately $27.0 million for the 2010 Successor Period and approximately $290.6 million for the 2010 Predecessor Period. The decrease in depreciation and amortization is primarily the result of the fair value allocation completed by our acquisition of substantially all of the Predecessor’s businesses, assets and operations in October 2010. The October 2010 purchase price generated a lower book basis of the Company’s hotels and other property and equipment than that of its Predecessor. The Company’s lower book basis in hotels and other property and equipment prospectively generated lower depreciation and amortization expense.

Managed property payroll expenses. Managed property payroll expenses increased by approximately $0.2 million, or 2.4%, to approximately $6.4 million for the year ended December 31, 2011 compared to approximately $1.5 million for the 2010 Successor Period and approximately $4.8 million for the 2010 Predecessor Period. The increase in managed property payroll expense is due to an increase in hotel staff payroll expense at our managed hotel properties.

Restructuring expenses. During the year ended December 31, 2011, we initiated a corporate restructuring, which included, among other things, the relocation of the corporate headquarters to Charlotte, North Carolina, for which we incurred costs of approximately $10.5 million, approximately $1.6 million of which was a non-cash charge related to a loss on the sale of our former corporate office building during the year ended December 31, 2011. There were no restructuring expenses during the 2010 Successor Period or the 2010 Predecessor Period.

Acquisition transaction expenses. Acquisition transaction expenses decreased approximately $20.9 million, or 97.2%, to approximately $0.6 million for the year ended December 31, 2011 compared to approximately $21.5 million for the 2010 Successor Period. Acquisition transaction expenses were incurred in connection with our acquisition of substantially all of the Predecessor’s businesses, assets and operations in October 2010. The majority of these acquisition transaction expenses were incurred during the 2010 Successor Period.

Impairment of long-lived assets. Asset impairments are recorded as required based on an evaluation of property and equipment and intangible assets for impairment. During the year ended December 31, 2011, we did not recognize any impairment charges. During the 2010 Predecessor Period, we recognized an impairment charge of approximately $10.3 million related to property and equipment. We also recognized approximately $34.3 million in impairment charges related to intangible assets, the majority of which related to an impairment charge associated with the decline in the value of the Company’s trademarks.

Office building operating expenses. Office building operating expenses were consistent at approximately $1.0 million for the year ended December 31, 2011 and approximately $0.2 million for the 2010 Successor Period and approximately $0.8 million for the 2010 Predecessor Period.

Interest expense and adequate protection payments in lieu of interest. Interest expense and adequate protection payments in lieu of interest decreased by approximately $4.1 million, or 1.9%, to approximately $212.5 million for the year ended December 31, 2011 compared to approximately $49.6 million for the 2010 Successor Period and approximately $167.0 million for the 2010 Predecessor Period. As a result of the financing related to our October 2010 acquisition of substantially all of the Predecessor’s businesses, assets and operations, we had a different capital structure than that of our Predecessor and, as a result, interest expense (excluding amortization of deferred financing costs) related to ESH REIT’s mortgage and mezzanine loans decreased by approximately $12.3 million. This decrease was partially offset by an increase in the amortization of deferred financing costs.

Reorganization gain, net. During the 2010 Predecessor Period, the Predecessor recognized significant gains associated with the discharge of certain liabilities in connection with its Plan of Reorganization. The reorganization gain of approximately $3,430.5 million consisted of the discharge of mezzanine loans and accrued interest of approximately $3,304.6 million, the partial discharge of mortgage loans of approximately $179.3 million and the partial discharge of other obligations of approximately $6.1 million, offset by other costs of approximately $59.5 million.

Income tax expense (benefit). Our effective income tax rate increased by 6.8% to 13.1% for the year ended December 31, 2011 compared to 6.3% for the 2010 Successor Period primarily due to the elimination of deferred tax assets related to net operating loss carryforwards of the Operating Lessees resulting from the attribute reduction rules in connection with the cancellation of debt resulting from the Chapter 11 bankruptcy reorganization. For the 2010 Predecessor Period, excluding Homestead Village’s reorganization gain, which was not taxable, our effective tax rate was approximately 49.3%. ESH REIT was a REIT only for the 2010 Successor Period, and the Predecessor was subject to the tax at the federal statutory rate of 35% for the 2010 Predecessor Period.

ESH REIT Results of Operations

Comparison of Six Months Ended June 30, 2013 and June 30, 2012

As of June 30, 2013, we owned and operated 682 hotels consisting of approximately 75,900 rooms and managed two hotels consisting of approximately 290 rooms. In the third quarter of 2011, we began renovating our hotels which, during the six months ended June 30, 2012, reduced the total number of rooms in service. Further, on December 13, 2012, we acquired 17 hotels from HFI. Where meaningful, we include results of operations on a Comparable Hotel basis.

The following table presents our results of operations for the six months ended June 30, 2013 and 2012 including the amount and percentage change in these results between the periods (in thousands):

	Six Months Ended June 30, 2013	Six Months Ended June 30, 2012	Change ($)	Change (%)
Revenues:
Room revenues	$541,577	$466,505	$75,072	16.1%
Other hotel revenues	8,265	8,082	183	2.3%
Management fees and other revenues	654	4,949	(4,295)	(86.8)%

Total revenues	550,496	479,536	70,960	14.8%
Operating expenses:
Hotel operating expenses	263,088	235,468	27,620	11.7%
General and administrative expenses	43,997	43,893	104	0.2%
Depreciation and amortization	81,854	59,857	21,997	36.7%
Managed property payroll expenses	380	3,407	(3,027)	(88.8)%
Trademark license fee expense	1,649	1,424	225	15.8%
Restructuring expenses	605	5,763	(5,158)	(89.5)%
Acquisition transaction expenses	110	—	110	n/a
Impairment of long-lived assets	1,388	—	1,388	n/a

Total operating expenses	393,071	349,812	43,259	12.4%
Other income	16	693	(677)	(97.7)%

Income from operations	157,441	130,417	27,024	20.7%
Interest expense	104,901	105,598	(697)	(0.7)%
Interest income	(60)	(153)	93	(60.8)%

Income before income taxes	52,600	24,972	27,628	110.6%
Income tax expense	2,543	3,758	(1,215)	(32.3)%

Net income	50,057	21,214	28,843	136.0%
Net (income) loss attributable to noncontrolling interests	(438)	234	(672)	(287.2)%

Net income attributable to controlling interests	$49,619	$21,448	$28,171	131.3%

The following table presents key operating metrics, including occupancy, ADR and RevPAR, for our owned hotels on a total hotel basis for the six months ended June 30, 2013 and 2012, respectively:

	Six Months Ended June 30, 2013	Six Months Ended June 30, 2012	Change (%)
Number of hotel properties(1)	682	665	2.6%
Number of rooms(1)	75,928	73,657	3.1%
Occupancy	73.8%	72.3%	2.1%
ADR	$53.39	$48.19	10.8%
RevPAR	$39.40	$34.83	13.1%

(1)	Difference in the number of hotel properties and rooms between periods due to acquisition of the 17 HFI hotel properties on December 13, 2012.

Our hotel reinvestment program continued in 2012 and the first six months of 2013 with renovations at 206 of our hotels, which included 24,093 rooms that are not included as Comparable Hotels. On December 13, 2012, we acquired the 17 HFI hotels and therefore do not include these hotel properties as Comparable Hotels. The following table includes key operating metrics, including occupancy, ADR and RevPAR for our 459 Comparable Hotels:

	Six Months Ended June 30, 2013	Six Months Ended June 30, 2012	Change (%)
Number of hotel properties	459	459	0.0%
Number of rooms	49,564	49,564	0.0%
Occupancy	74.5%	72.7%	2.5%
ADR	$46.76	$43.01	8.7%
RevPAR	$34.83	$31.28	11.3%

Room revenues. Room revenues increased by approximately $75.1 million, or 16.1%, to approximately $541.6 million for the six months ended June 30, 2013 compared to approximately $466.5 million for the six months ended June 30, 2012. Excluding the room revenues of approximately $15.7 million of the 17 HFI hotels for the six months ended June 30, 2013, the increase in room revenues of approximately $59.4 million was due to a 10.9% increase in ADR and a 2.3% increase in occupancy, resulting in a 13.2% increase in RevPAR, which was primarily a result of operating initiatives related to our pricing policy and consistency with respect to room discounts across our portfolio. On a Comparable Hotel basis, ADR increased 8.7% and occupancy increased 2.5%, resulting in a RevPAR increase of 11.3% for the six months ended June 30, 2013 compared to the six months ended June 30, 2012. Comparable Hotel occupancy increased at a greater rate than total portfolio occupancy due to room and guest displacement associated with our hotel reinvestment program.

Other hotel revenues. Other hotel revenues remained relatively consistent, increasing by approximately $0.2 million, or 2.3%, to approximately $8.3 million for the six months ended June 30, 2013 compared to approximately $8.1 million for the six months ended June 30, 2012.

Management fees and other revenues. Management fees and other revenues decreased by approximately $4.3 million, or 86.8%, to approximately $0.7 million for the six months ended June 30, 2013 compared to approximately $4.9 million for the six months ended June 30, 2012. Management fees from managed hotel properties directly correlate with room revenues at those hotel properties and totaled approximately $0.3 million and $1.5 million for the six months ended June 30, 2013 and 2012, respectively. The reimbursement of payroll expenses incurred on behalf of the managed hotel properties totaled approximately $0.4 million and $3.4 million for the six months ended June 30, 2013 and 2012, respectively. These decreases were due to the fact that the 17 HFI hotels acquired in December 2012 were managed by us during the six months ended June 30, 2012, but were owned by us during the six months ended June 30, 2013.

Hotel operating expenses. Hotel operating expenses increased by approximately $27.6 million, or 11.7%, to approximately $263.1 million for the six months ended June 30, 2013 compared to approximately $235.5 million for the six months ended June 30, 2012. Excluding the hotel operating expenses of approximately $7.5 million of the 17 HFI hotels for the six months ended June 30, 2013, the increase in hotel operating expenses of approximately $20.1 million was partly driven by an increase of approximately $5.2 million due to the offering of complimentary grab-and-go breakfast at the majority of our hotels during the six months ended June 30, 2013 as compared to a limited number of hotels during the six months ended June 30, 2012. Also, the increase was related to increases in hotel staff payroll expense of approximately $4.2 million and real estate taxes of approximately $3.8 million. Further, there was an increase in marketing expense of approximately $3.3 million due to our increased focus on internet advertising as well as an increase in utility expenses of approximately $2.8 million and an increase in other hotel operating expenses of approximately $0.8 million for the six months ended June 30, 2013 compared to the six months ended June 30, 2012.

Hotel operating margin increased to 52.2% for the six months ended June 30, 2013 compared to 50.4% for the six months ended June 30, 2012. The increase in hotel operating margin was primarily related to our increase in ADR while maintaining approximately the same level of occupancy. Total hotel revenues increased by approximately $75.3 million for the six months ended June 30, 2013 compared to the six months ended June 30, 2012, while hotel operating profit increased by approximately $47.6 million for the same period, which represents an operating margin flow-through, defined as the change in hotel operating profit divided by the change in total room and other hotel revenues, of approximately 63.3%, which reflects, in part, the impact of spending during the period for our hotel reinvestment program.

General and administrative expenses. General and administrative expenses remained relatively consistent, increasing by approximately $0.1 million, or 0.2%, to approximately $44.0 million for the six months ended June 30, 2013 compared to approximately $43.9 million for the six months ended June 30, 2012.

Depreciation and amortization. Depreciation and amortization increased by approximately $22.0 million, or 36.7%, to approximately $81.9 million for the six months ended June 30, 2013 compared to approximately $59.9 million for the six months ended June 30, 2012. Excluding depreciation expense of approximately $2.9 million related to the 17 HFI hotels for the six months ended June 30, 2013, the increase of approximately $19.1 million in depreciation and amortization was primarily due to an increase in investment in hotel assets as a result of our ongoing hotel reinvestment program.

Managed property payroll expenses. Managed property payroll expenses decreased by approximately $3.0 million, or 88.8%, to approximately $0.4 million for the six months ended June 30, 2013 compared to approximately $3.4 million for the six months ended June 30, 2012. This decrease is due to the fact that the 17 HFI hotels acquired in December 2012 were managed by us during the six months ended June 30, 2012, but were owned by us during the six months ended June 30, 2013.

Trademark license fees. Trademark license fees increased by approximately $0.2 million, or 15.8%, to approximately $1.6 million for the six months ended June 30, 2013 compared to approximately $1.4 million for the six months ended June 30, 2012. Trademark license fees directly correlate with room revenues.

Restructuring expenses. During the six months ended June 30, 2013, we initiated an operations restructuring, which changed certain aspects of our property staffing model, for which we incurred costs of approximately $0.6 million. During the year ended December 31, 2011, we initiated a corporate restructuring that we completed during the year ended December 31, 2012, which included, among other things, the relocation of the corporate headquarters to Charlotte, North Carolina, for which we incurred costs of approximately $5.8 million, approximately $2.0 million of which was a non-cash charge related to executive separation payments during the six months ended June 30, 2012. For these restructuring programs, expenses included employee relocation, recruitment and separation payments and other costs associated with the restructuring. As of June 30, 2013, all costs associated with both of these restructuring programs had been incurred.

Acquisition transaction expenses. During the six months ended June 30, 2013, we incurred acquisition transaction costs of approximately $0.1 million related to our acquisition of assets of the 17 HFI hotels.

Impairment of long-lived assets. Asset impairments are recorded as required based on an evaluation of property and equipment and intangible assets for impairment. During the six months ended June 30, 2013, we recognized an impairment charge of approximately $1.4 million related to property and equipment. During the six months ended June 30, 2012, no impairment charges were recognized.

Interest expense. Interest expense decreased by approximately $0.7 million, or 0.7%, to approximately $104.9 million for the six months ended June 30, 2013 compared to approximately $105.6 million for the six months ended June 30, 2012. As a result of our November 2012 debt refinancing, our total debt increased by approximately $945.1 million and its weighted-average interest rate decreased by approximately 2.0%. This resulted in a net decrease in contractual interest expense and amortization of deferred financing costs of approximately $0.7 million.

Income tax expense. Our effective income tax rate decreased by 10.2% to 4.8% for the six months ended June 30, 2013 compared to 15.0% for the six months ended June 30, 2012, primarily due to lower projected fiscal year 2013 Operating Lessee taxable income as a result of higher projected fiscal year 2013 operating lease expense. The higher projected operating lease expense is an outcome of higher projected fiscal year 2013 revenues. The Company’s effective tax rate is lower than the federal statutory rate of 35% due to our status as a REIT under the provisions of the Code during these periods and the fact that the income of HVM was not taxed at the corporate level due to its limited liability company status. We expect our effective income tax rate to be less than 5.0% subsequent to the Pre-IPO Transactions and this offering. Our pro forma effective income tax rate was     % and     % during the six months ended June 30, 2013 and the year ended December 31, 2012, respectively. We expect our effective income tax rate to be between     % and     % subsequent to the Pre-IPO Transactions and this offering.

Comparison of Years Ended December 31, 2012 and December 31, 2011

As of December 31, 2011, we owned and operated 665 hotels consisting of approximately 73,700 rooms and managed 19 hotels consisting of approximately 2,600 rooms. On December 13, 2012, we acquired the 17 HFI hotels, which HVM previously managed. Therefore, as of December 31, 2012, we owned and operated 682 hotels consisting of approximately 75,900 rooms and managed two hotels consisting of approximately 290 rooms. In the third quarter of 2011, we began renovating our hotels which, during the third and fourth quarters of 2011 and all of 2012, reduced the total number of rooms in service. Where meaningful, we include results of operations on a Comparable Hotel basis.

The following table presents our results of operations for the years ended December 31, 2012 and 2011 including the amount and percentage change in these results between the periods (in thousands):

	Year Ended December 31, 2012	Year Ended December 31, 2011	Change ($)	Change (%)
Revenues:
Room revenues	$984,273	$912,988	$71,285	7.8%
Other hotel revenues	16,898	18,693	(1,795)	(9.6)%
Management fees and other revenues	10,346	11,172	(826)	(7.4)%

Total revenues	1,011,517	942,853	68,664	7.3%
Operating expenses:
Hotel operating expenses	493,635	463,369	30,266	6.5%
General and administrative expenses	87,807	72,413	15,394	21.3%
Depreciation and amortization	129,938	120,438	9,500	7.9%
Managed property payroll expenses	6,600	6,409	191	3.0%
Trademark license fees expenses	3,004	2,795	209	7.5%
Restructuring expenses	5,763	10,491	(4,728)	(45.1)%
Acquisition transaction expenses	1,675	593	1,082	182.5%
Impairment of long-lived assets	1,420	—	1,420	n/a
Office building operating expenses	—	1,010	(1,010)	n/a

Total operating expenses	729,842	677,518	52,324	7.7%
Other income	384	232	152	65.5%

Income from operations	282,059	265,567	16,492	6.2%
Interest expense	257,656	212,474	45,182	21.3%
Interest income	(307)	(550)	243	(44.2)%

Income before income taxes	24,710	53,643	(28,933)	(53.9)%
Income tax expense	4,642	7,050	(2,408)	(34.2)%

Net income	20,068	46,593	(26,525)	(56.9)%
Net income attributable to noncontrolling interests	(1,549)	(1,062)	(487)	45.9%

Net income attributable to controlling interests	$18,519	$45,531	$(27,012)	(59.3)%

The following table presents key operating metrics, including occupancy, ADR and RevPAR, for our owned hotels on a total hotel basis for the years ended December 31, 2012 and 2011, respectively:

	Year Ended December 31, 2012	Year Ended December 31, 2011	Change (%)
Number of hotel properties(1)	682	665	2.6%
Number of rooms(1)	75,928	73,657	3.1%
Occupancy	73.3%	75.1%	(2.4)%
ADR	$49.77	$45.20	10.1%
RevPAR	$36.46	$33.96	7.4%

(1)	Difference in number of hotel properties and rooms between periods is due to acquisition of the 17 HFI hotels on December 13, 2012.

During the third quarter of 2011, we began renovating 64 of our hotels, which included 7,687 rooms, as part of our hotel reinvestment program. We continued the renovation program in 2012 with renovations at an additional 124 of our hotels, which included 14,142 rooms, that are not included as Comparable Hotels. On December 13, 2012, we acquired the 17 HFI hotels, which are not included as Comparable Hotels. The following table includes key operating metrics, including occupancy, ADR and RevPAR, for our 477 Comparable Hotels:

	Year Ended December 31, 2012	Year Ended December 31, 2011	Change (%)
Number of hotel properties	477	477	0.0%
Number of rooms	51,828	51,828	0.0%
Occupancy	74.8%	75.1%	(0.4)%
ADR	$46.18	$42.67	8.2%
RevPAR	$34.53	$32.05	7.7%

Room revenues. Room revenues increased by approximately $71.3 million, or 7.8%, to approximately $984.3 million for the year ended December 31, 2012 compared to approximately $913.0 million for the year ended December 31, 2011. The increase in room revenues was due to a 10.1% increase in ADR, which was primarily a result of operating initiatives related to pricing policy and consistency with respect to room discounts across our portfolio, offset by a 2.4% decrease in occupancy, which was primarily due to guest displacement associated with our hotel renovations, resulting in a 7.4% increase in RevPAR. On a Comparable Hotel basis, ADR increased 8.2% and occupancy decreased 0.4%, resulting in a RevPAR increase of 7.7% for the year ended December 31, 2012 compared to the year ended December 31, 2011. Comparable Hotel occupancy decreased at a lesser rate than total portfolio occupancy due to room and guest displacement associated with our hotel reinvestment program.

Other hotel revenues. Other hotel revenues decreased by approximately $1.8 million, or 9.6%, to approximately $16.9 million for the year ended December 31, 2012 compared to approximately $18.7 million for the year ended December 31, 2011. The decrease in other hotel revenues was primarily due to a decrease in internet access fees as a result of the offering of free basic WiFi in all of our rooms with an option to purchase upgraded WiFi at all of our hotels beginning in January 2012.

Management fees and other revenues. Management fees and other revenues decreased by approximately $0.8 million, or 7.4%, to approximately $10.3 million for the year ended December 31, 2012 compared to approximately $11.2 million for the year ended December 31, 2011. Management fees from managed hotel properties and ESH Strategies remained consistent at approximately $3.0 million for the years ended December 31, 2012 and 2011 and were primarily driven by fees from managed hotel properties, which directly correlate with room revenues at those hotel properties. The reimbursement of payroll expenses incurred on behalf of the managed hotel properties increased by approximately $0.2 million, or 3.0%, to approximately $6.6 million for the year ended December 31, 2012 compared to approximately $6.4 million for the year ended December 31, 2011. Offsetting these increases, other revenues during the year ended December 31, 2011 consisted of revenues from the lease of the unoccupied portion of our corporate office building of approximately $1.7 million, which was sold on December 29, 2011.

Hotel operating expenses. Hotel operating expenses increased by approximately $30.3 million, or 6.5%, to approximately $493.6 million for the year ended December 31, 2012 compared to approximately $463.4 million for the year ended December 31, 2011. The increase in hotel operating expenses was mainly driven by increases in hotel staff payroll expense of approximately $10.7 million. Also, the increase was related to higher marketing expense of approximately $7.6 million due to an increased focus on internet advertising. Additionally, there was an increase in real estate taxes of approximately $2.8 million and an increase in travel agent reservations and commissions of approximately $2.4 million. The remaining increase was primarily due to the offering of complimentary grab-and-go breakfast at the majority of our hotels during the year ended December 31, 2012 as compared to a limited number of hotels during the year ended December 31, 2011.

Hotel operating margin increased to 50.7% for the year ended December 31, 2012 compared to 50.3% for the year ended December 31, 2011. The increase in hotel operating margin was primarily related to our increase in ADR while maintaining approximately the same level of occupancy. Total hotel revenues increased by approximately $69.5 million for the year ended December 31, 2012 compared to the year ended December 31, 2011, while hotel operating profit increased by approximately $39.2 million for the same period, which represents an operating margin flow-through, defined as the change in hotel operating profit divided by the change in total room and other hotel revenues, of approximately 56.4%, which reflects, in part the impact of spending during the period for our hotel reinvestment program.

General and administrative expenses. General and administrative expenses increased by approximately $15.4 million, or 21.3%, to approximately $87.8 million for the year ended December 31, 2012 compared to approximately $72.4 million for the year ended December 31, 2011. This increase was driven by global brand marketing costs of approximately $9.2 million primarily as a result of the introduction of television advertising during the year ended December 31, 2012. Also, the increase was partially related to approximately $4.3 million of compensation expense due to the enhancement of the number and depth of senior management positions in connection with our corporate restructuring as well as approximately $1.6 million related to preparations for our initial public offering. Partially offsetting these increases was a decrease of approximately $0.6 million related to consulting fees associated with the implementation of our strategic initiatives.

Depreciation and amortization. Depreciation and amortization increased by approximately $9.5 million, or 7.9%, to approximately $129.9 million for the year ended December 31, 2012 compared to approximately $120.4 million for the year ended December 31, 2011. The increase in depreciation and amortization is the result of the increase in investment in hotel assets as a result of our ongoing hotel reinvestment program.

Managed property payroll expenses. Managed property payroll expenses increased by approximately $0.2 million, or 3.0%, to approximately $6.6 million for the year ended December 31, 2012 compared to approximately $6.4 million for the year ended December 31, 2011. The increase in managed property payroll expenses is due to an increase in hotel staff payroll expense at our managed hotel properties.

Trademark license fees. Trademark license fees increased by approximately $0.2 million, or 7.5%, to approximately $3.0 million for the year ended December 31, 2012 compared to approximately $2.8 million for the year ended December 31, 2011. Trademark license fees directly correlate with room revenues.

Restructuring expenses. During the year ended December 31, 2011, we initiated a corporate restructuring that we completed during the year ended December 31, 2012, which included, among other things, the relocation of the corporate headquarters to Charlotte, North Carolina, for which we incurred costs of approximately $5.8 million, approximately $2.0 million of which was a non-cash charge related to executive separation payments, and approximately $10.5 million, approximately $1.6 million of which was a non-cash charge related to a loss on the sale of our former corporate office building, during the years ended December 31, 2012 and 2011, respectively.

Acquisition transaction expenses. During the year ended December 31, 2012, we incurred acquisition transaction costs of approximately $1.7 million related to our acquisition of assets of the 17 HFI hotels. During the year ended December 31, 2011, we incurred acquisition transaction costs of approximately $0.6 million related to our acquisition of substantially all of our Predecessor’s businesses, assets and operations in October 2010.

Impairment of long-lived assets. Asset impairments are recorded as required based on an evaluation of property and equipment and intangible assets for impairment. During the year ended December 31, 2012, we recognized an impairment charge of approximately $1.4 million related to property and equipment. During the year ended December 31, 2011, no impairment charges were recognized.

Office building operating expenses. During the year ended December 31, 2011, we owned our former corporate office building and leased the unoccupied portion of the building to third-party tenants. We sold the office building on December 29, 2011; thus, we incurred no office building operating expenses for the year ended December 31, 2012 compared to approximately $1.0 million for the year ended December 31, 2011.

Interest expense. Interest expense increased by approximately $45.2 million, or 21.3%, to approximately $257.7 million for the year ended December 31, 2012 compared to approximately $212.5 million for the year ended December 31, 2011. In connection with our November 2012 debt refinancing, we incurred debt extinguishment costs of approximately $45.1 million which are included as a component of interest expense. Further, as a result of the refinancing, our total debt increased by approximately $945.1 million and our weighted-average interest rate decreased by approximately 2.0%. This resulted in a net increase in contractual interest expense and amortization of deferred financing costs of approximately $0.1 million.

Income tax expense. Our effective income tax rate increased by 5.7% to 18.8% for the year ended December 31, 2012 compared to 13.1% for the year ended December 31, 2011, primarily due to the impact of ESH REIT’s November 2012 debt refinancing, as prepayment penalties and other charges generated almost no income tax benefit because of our REIT status. These rates are lower than the federal statutory rate of 35% primarily due to our status as a REIT under the provisions of the Code.

Comparison of Year Ended December 31, 2011, the period from October 8, 2010 through December 31, 2010 and the period from January 1, 2010 through October 7, 2010

As of December 31, 2011 and 2010, we owned and operated 665 hotels consisting of approximately 73,700 rooms and managed 19 hotels consisting of approximately 2,600 rooms. In the third quarter of 2011, we began renovating our hotels which, during the third and fourth quarters of 2011, reduced the total number of rooms in service. Where meaningful, we include results of operations on a Comparable Hotel basis.

The following table presents our results of operations for the year ended December 31, 2011, the 2010 Successor Period and the 2010 Predecessor Period, including the amount and percentage change in these results between the year ended December 31, 2011 and the combined periods ended December 31, 2010 (in thousands):

	Successor		Predecessor
	Year Ended December 31, 2011	Period from October 8, 2010 through December 31, 2010	Period from January 1, 2010 through October 7, 2010	Change ($)(1)	Change (%)
Revenues:
Room revenues	$912,988	$188,702	$659,919	$64,367	7.6%
Other hotel revenues	18,693	4,131	13,223	1,339	7.7%
Management fees and other revenues	11,172	2,602	7,277	1,293	13.1%

Total revenues	942,853	195,435	680,419	66,999	7.6%
Operating expenses:
Hotel operating expenses	463,369	101,823	351,322	10,224	2.3%
General and administrative expenses	72,413	17,525	66,922	(12,034)	(14.3)%
Depreciation and amortization	120,438	26,955	290,643	(197,160)	(62.1)%
Managed property payroll expenses	6,409	1,488	4,771	150	2.4%
Trademark license fees	2,795	579	712	1,504	116.5%
Restructuring expenses	10,491	—	—	10,491	n/a
Acquisition transaction expenses	593	21,521	—	(20,928)	(97.2)%
Impairment of long-lived assets	—	—	11,080	(11,080)	n/a
Office building operating expenses	1,010	217	757	36	3.7%

Total operating expenses	677,518	170,108	726,207	(218,797)	(24.4)%
Other income	232	148	1,306	(1,222)	(84.0)%

Income (loss) from operations	265,567	25,475	(44,482)	284,574	(1,497.2)%
Interest expense	212,474	49,598	—	162,876	328.4%
Adequate protection payments in lieu of interest	—	—	167,070	(167,070)	n/a
Interest income	(550)	(69)	(44)	(437)	386.7%

Income (loss) before reorganization gain and income taxes	53,643	(24,054)	(211,508)	289,205	(122.8)%
Reorganization gain, net	—	—	3,430,528	(3,430,528)	n/a

Income (loss) before income taxes	53,643	(24,054)	3,219,020	(3,141,323)	(98.3)%
Income tax expense (benefit)	7,050	(1,495)	(120,454)	128,999	(105.8)%

Net income (loss)	46,593	(22,559)	3,339,474	(3,270,322)	(98.6)%
Net income attributable to noncontrolling interests	(1,062)	(449)	(1,545,522)	1,544,909	(99.9)%

Net income (loss) attributable to controlling interests	$45,531	$(23,008)	$1,793,952	$(1,725,413)	(97.4)%

(1)	Change equals results of operations for year ended December 31, 2011 less results of operations for period from October 8, 2010 through December 31, 2010 less results of operations for period from January 1, 2010 through October 7, 2010.

The following table presents key operating metrics, including occupancy, ADR and RevPAR, for our owned hotels on a total hotel basis for the years ended December 31, 2011 and 2010:

	Year Ended December 31, 2011	Year Ended December 31, 2010	Change (%)
Number of hotel properties	665	665	0.0%
Number of rooms	73,657	73,657	0.0%
Occupancy	75.1%	75.0%	0.1%
ADR	$45.20	$42.05	7.5%
RevPAR	$33.96	$31.55	7.6%

During the third quarter of 2011, we began renovating 64 of our hotels, which included 7,687 rooms, as part of our hotel reinvestment program. The following table includes key operating metrics, including occupancy, ADR and RevPAR, for our 601 Comparable Hotels:

	Year Ended December 31, 2011	Year Ended December 31, 2010	Change (%)
Number of hotel properties	601	601	0.0%
Number of rooms	65,970	65,970	0.0%
Occupancy	75.1%	74.6%	0.7%
ADR	$44.42	$41.53	7.0%
RevPAR	$33.37	$31.00	7.6%

Room revenues. Room revenues increased by approximately $64.4 million, or 7.6%, to approximately $913.0 million for the year ended December 31, 2011 compared to approximately $188.7 million for the 2010 Successor Period and approximately $659.9 million for the 2010 Predecessor Period. The increase in room revenues was due to a 7.5% increase in ADR, which was primarily a result of operating initiatives related to pricing policy and consistency with respect to room discounts across our portfolio. Occupancy was relatively unchanged between years; therefore, RevPAR increased 7.6%. On a Comparable Hotel basis, ADR increased 7.0% and occupancy increased 0.7%, resulting in a RevPAR increase of 7.6%.

Other hotel revenues. Other hotel revenues increased by approximately $1.3 million, or 7.7%, to approximately $18.7 million for the year ended December 31, 2011 compared to approximately $4.1 million for the 2010 Successor Period and approximately $13.2 million for the 2010 Predecessor Period. The increase in other hotel revenues was primarily due to increases in internet access, guest laundry and pet fees.

Management fees and other revenues. Management fees and other revenues increased by approximately $1.3 million, or 13.1%, to approximately $11.2 million for the year ended December 31, 2011 compared to approximately $2.6 million for the 2010 Successor Period and approximately $7.3 million for the 2010 Predecessor Period. Management fees from managed hotel properties directly correlate with room revenues at those hotel properties and increased by approximately $0.1 million to approximately $2.6 million for the year ended December 31, 2011 compared to approximately $0.6 million for the 2010 Successor Period and approximately $1.9 million for the 2010 Predecessor Period. The reimbursement of payroll expenses incurred on behalf of the managed hotel properties increased by approximately $0.1 million, or 2.4%, to approximately $6.4 million for the year ended December 31, 2011 compared to approximately $1.5 million for the 2010 Successor Period and approximately $4.8 million for the 2010 Predecessor Period. The remaining increase was due to other revenues, which consisted of revenues from the lease of the unoccupied portion of our corporate office building, which increased by approximately $0.7 million to approximately $1.8 million for the year ended December 31, 2011 compared to approximately $0.5 million for the 2010 Successor Period and approximately $0.6 million for the 2010 Predecessor Period.

Hotel operating expenses. Hotel operating expenses increased by approximately $10.2 million, or 2.3%, to approximately $463.4 million for the year ended December 31, 2011 compared to approximately $101.8 million for the 2010 Successor Period and approximately $351.3 million for the 2010 Predecessor Period. The increase in hotel operating expenses was primarily driven by an increase in hotel staff payroll expense.

Hotel operating margin increased to 50.3% for the year ended December 31, 2011 compared to 47.2% for the 2010 Successor Period and 47.8% for the 2010 Predecessor Period. The increase in hotel operating margin was primarily related to our increase in ADR while maintaining approximately the same level of occupancy. Total hotel revenues increased by approximately $65.7 million for the year ended December 31, 2011, while hotel operating profit increased by approximately $55.5 million for the same period, which represents an operating margin flow-through, defined as the change in hotel operating profit divided by the change in total room and other hotel revenues, of approximately 84.4%.

General and administrative expenses. General and administrative expenses decreased by approximately $12.0 million, or 14.3%, to approximately $72.4 million for the year ended December 31, 2011 compared to approximately $17.5 million for the 2010 Successor Period and approximately $66.9 million for the 2010 Predecessor Period. This overall decrease was driven by a decrease of approximately $17.8 million of compensation expense, primarily related to a decrease in incentive and retention compensation earned by key employees of HVM during the bankruptcy period of the Predecessor, which was offset by an approximately $5.8 million increase mainly due to global brand research.

Depreciation and amortization. Depreciation and amortization decreased by approximately $197.2 million, or 62.1%, to approximately $120.4 million for the year ended December 31, 2011 compared to approximately $27.0 million for the 2010 Successor Period and approximately $290.6 million for 2010 Predecessor Period. The decrease in depreciation and amortization is primarily the result of the fair value allocation completed by our acquisition of substantially all of the Predecessor’s businesses, assets and operations in October 2010. The October 2010 purchase price generated a lower book basis of our hotels and other property and equipment than that of ESH REIT Predecessor. The lower book basis in hotels and other property and equipment prospectively generated lower depreciation and amortization expense.

Managed property payroll expenses. Managed property payroll expenses increased by approximately $0.2 million, or 2.4%, to approximately $6.4 million for the year ended December 31, 2011 compared to approximately $1.5 million for the 2010 Successor Period and approximately $4.8 million for the 2010 Predecessor Period. The increase in managed property payroll expense is due to an increase in hotel staff payroll expense at our managed hotel properties.

Trademark license fees. Trademark license fees increased by approximately $1.5 million, or 116.5%, to approximately $2.8 million for the year ended December 31, 2011 compared to approximately $0.6 million for the 2010 Successor Period and $0.7 million for the 2010 Predecessor Period.

Restructuring expenses. During the year ended December 31, 2011, we initiated a corporate restructuring, which included, among other things, the relocation of the corporate headquarters to Charlotte, North Carolina, for which we incurred costs of approximately $10.5 million, approximately $1.6 million of which was a non-cash charge related to a loss on the sale of our former corporate office building during the year ended December 31, 2011. There were no restructuring expenses during the 2010 Successor Period or the 2010 Predecessor Period.

Acquisition transaction expenses. Acquisition transaction expenses decreased approximately $20.9 million, or 97.2%, to approximately $0.6 million for the year ended December 31, 2011 compared to approximately $21.5 million for the 2010 Successor Period. Acquisition transaction expenses were incurred in connection with our acquisition of substantially all of the Predecessor’s businesses, assets and operations in October 2010. The majority of these acquisition transaction expenses were incurred during the 2010 Successor Period.

Impairment of long-lived assets. Asset impairments are recorded as required based on an evaluation of property and equipment and intangible assets for impairment. During the year ended December 31, 2011, we did not recognize any impairment charges. During the 2010 Predecessor Period, we recognized an impairment charge of approximately $11.1 million, approximately $10.3 million of which was related to property and equipment and $0.8 million of which was related to one of our beneficial ground leases.

Office building operating expenses. Office building operating expenses were consistent at approximately $1.0 million for the year ended December 31, 2011 and approximately $0.2 million for the 2010 Successor Period and approximately $0.8 million for the 2010 Predecessor Period.

Interest expense and adequate protection payments in lieu of interest. Interest expense and adequate protection payments in lieu of interest decreased by approximately $4.2 million, or 1.9%, to approximately $212.5 million for the year ended December 31, 2011 compared to approximately $49.6 million for the 2010 Successor Period and approximately $167.1 million for the 2010 Predecessor Period. As a result of the financing related to our October 2010 acquisition of substantially all of the Predecessor’s businesses, assets and operations, We had a different capital structure than that of ESH REIT Predecessor and, as a result, interest expense related to our mortgage and mezzanine loans decreased by approximately $12.3 million. This decrease was offset by an increase in the amortization of deferred financing costs.

Reorganization gain, net. During the 2010 Predecessor Period, ESH REIT Predecessor recognized significant gains associated with the discharge of certain liabilities in connection with its Plan of Reorganization. The reorganization gain of approximately $3,430.5 million consisted of the discharge of mezzanine loans and accrued interest of approximately $3,304.6 million, the partial discharge of mortgage loans of approximately $179.3 million and the partial discharge of other obligations of approximately $6.1 million, offset by other costs of approximately $59.5 million.

Income tax expense (benefit). Our effective income tax rate increased by 6.9% to 13.1% for the year ended December 31, 2011 compared to 6.2% for the 2010 Successor Period primarily due to the elimination of deferred tax assets related to net operating loss carryforwards of the Operating Lessees resulting from the attribute reduction rules in connection with the cancellation of debt resulting from the Chapter 11 bankruptcy reorganization. For the 2010 Predecessor Period, excluding ESH REIT Predecessor’s reorganization gain, which was not taxable, our effective tax rate was approximately 57.0%. We were a REIT only for the 2010 Successor Period and ESH REIT Predecessor was subject to the tax at the federal statutory rate of 35% for the 2010 Predecessor Period.

Consolidated and Combined Non-GAAP Financial Measures

EBITDA and Adjusted EBITDA

EBITDA is defined as net income (loss) excluding: (1) interest expense; (2) income tax expense (benefit); and (3) depreciation and amortization. EBITDA is a commonly used measure of performance in many industries. We believe that EBITDA provides useful information to investors regarding our operating performance as it helps us and investors evaluate the ongoing performance of our hotels after removing the impact of our capital structure, primarily interest expense and our asset base, primarily depreciation and amortization. We believe that the use of EBITDA facilitates comparisons between us and other lodging companies, hotel owners and other capital-intensive companies. Additionally, EBITDA is a measure that is widely used by management in our annual budgeting and compensation planning processes.

We use Adjusted EBITDA when evaluating our performance because we believe the adjustment for certain additional items, described below, provides useful supplemental information to investors regarding our ongoing hotel operating performance and that the presentation of Adjusted EBITDA, when combined with the GAAP presentation of net income, earnings per share and cash flow provided by operating activities, is beneficial to an investor’s overall understanding of our ongoing operating performance. We adjust EBITDA for the following items and refer to this measure as Adjusted EBITDA:

•	Restructuring expenses—We exclude restructuring expenses that include employee separation payments and other restructuring costs.

•

Acquisition transaction expenses—Transaction related expenses associated with the acquisition of real estate or hotels are expensed when incurred. We exclude the effect of these costs because we believe they are not reflective of ongoing or future operating performance.

•

Impairment of long-lived assets—We exclude the effect of impairment losses recorded on property and equipment and intangible assets, as we believe that including them in Adjusted EBITDA is not consistent with reflecting the ongoing operating performance of our hotels.

•	Bankruptcy-related (gain) expense, net—We exclude gains and expenses recognized in connection with our Plan of Reorganization.

•	Non-cash equity-based compensation—We exclude non-cash charges related to the amortization of equity-based compensation awards to employees and directors.

•

Other expenses (income) —We exclude the effect of other costs or income that we do not consider reflective of our ongoing or future operating performance, including: costs related to preparations for our initial public offering, consisting primarily of the Pre-IPO Transactions; consulting fees related to the implementation of our new strategic initiatives, including services related to pricing and yield management policy; and loss on capital lease termination.

EBITDA and Adjusted EBITDA, as presented, may not be comparable to measures calculated by other companies. This information should not be considered as an alternative to net income (loss), earnings per share, cash flow from operations or any other operating performance measure calculated in accordance with GAAP. Cash expenditures for various real estate or hotel assets such as capital expenditures, interest expense and other items have been and will continue to be incurred and are not reflected in EBITDA or Adjusted EBITDA. Management compensates for these limitations by separately considering the impact of these excluded items to the extent they are material to operating decisions or assessments of operating performance. Our historical consolidated and combined statements of operations and cash flows include interest expense, capital expenditures and other excluded items, all of which should be considered when evaluating our performance, in addition to our non-GAAP financial measures. Additionally, EBITDA and Adjusted EBITDA should not solely be considered as a measure of our liquidity or indicative of funds available to fund our cash needs, including our ability to pay dividends.

The following table provides a reconciliation of our net income (loss) to EBITDA and Adjusted EBITDA for the six months ended June 30, 2013 and the year ended December 31, 2012 on a pro forma basis, and for the six months ended June 30, 2013 and 2012, the years ended December 31, 2012 and 2011, the 2010 Successor Period and the 2010 Predecessor Period (in thousands). There were no meaningful differences for ESH REIT on a standalone basis for the periods presented below.

	Extended Stay America, Inc.		Successor									Predecessor
	Pro Forma		Historical									Historical
	Six Months Ended June 30, 2013	Year Ended December 31, 2012	Six Months Ended June 30, 2013		Six Months Ended June 30, 2012		Year Ended December 31, 2012		Year Ended December 31, 2011		Period from October 8, 2010 through December 31, 2010	Period January 1, 2010 through October 7, 2010
Net income (loss)			$51,456		$22,038		$22,281		$46,635		$(22,070)	$3,306,840
Interest expense			104,901		105,598		257,656		212,474		49,598	167,024
Income tax expense (benefit)			2,543		3,758		4,642		7,050		(1,495)	(120,454)
Depreciation and amortization			81,854		59,857		129,938		120,438		26,955	290,643

EBITDA			240,754		191,251		414,517		386,597		52,988	3,644,053
Restructuring expenses			605		5,763		5,763		10,491		—	—
Acquisition transaction expenses			110		—		1,675		593		21,521	—
Impairment of long-lived assets			1,388		—		1,420		—		—	44,605
Bankruptcy-related (gain) expense, net			—		—		—		—		—	(3,430,528)
Non-cash equity-based compensation			2,748		1,607		4,409		4,730		290	—
Other expenses			2,127	(1)	4,577	(2)	6,519	(3)	7,360	(4)	—	—

Adjusted EBITDA			$247,732		$203,198		$434,303		$409,771		$74,799	$258,130

(1)	For the six months ended June 30, 2013, includes costs related to preparations for our initial public offering, consisting primarily of the Pre-IPO Transactions, of $2.1 million.
(2)	For the six months ended June 30, 2012, includes costs related to preparations for our initial public offering, consisting primarily of the Pre-IPO Transactions, of $0.5 million and consulting fees related to implementation of our new strategic initiatives, including services related to pricing and yield management policy, of $4.0 million.
(3)	For the year ended December 31, 2012, includes costs related to preparations for our initial public offering, consisting primarily of the Pre-IPO Transactions, of $1.6 million and consulting fees related to implementation of our new strategic initiatives, including services related to pricing and yield management policy, of $4.9 million.
(4)	For the year ended December 31, 2011, includes consulting fees related to implementation of our new strategic initiatives, including services related to pricing and yield management policy, of $7.4 million.

Hotel Operating Profit and Hotel Operating Margin

Hotel operating profit and hotel operating margin measure owned hotel-level operating results prior to debt service, depreciation and amortization and general and administrative expenses and are supplemental measures of aggregate hotel-level profitability. Both measures are used by us to evaluate the operating profitability of our hotels. We define hotel operating profit as the sum of room and other hotel revenues less hotel operating expenses and hotel operating margin as the ratio of hotel operating profit divided by the sum of room and other hotel revenues.

The following table provides a reconciliation of our room revenues, other hotel revenues and hotel operating expenses to hotel operating profit and hotel operating margin for the six months ended June 30, 2013 and the year ended December 31, 2012 on a pro forma basis and for the six months ended June 30, 2013 and 2012, the years ended December 31, 2012 and 2011, the 2010 Successor Period and the 2010 Predecessor Period (in thousands). There were no meaningful differences for ESH REIT on a historical standalone basis for the periods presented below.

	Extended Stay America, Inc.		Successor					Predecessor
	Pro Forma		Historical					Historical
	Six Months Ended June 30, 2013	Year Ended December 31, 2012	Six Months Ended June 30, 2013	Six Months Ended June 30, 2012	Year Ended December 31, 2012	Year Ended December 31, 2011	Period from October 8, 2010 through December 31, 2010	Period from January 1, 2010 through October 7, 2010
Room revenues			$541,577	$466,505	$984,273	$912,988	$188,702	$659,919
Other hotel revenues			8,265	8,082	16,898	18,693	4,131	13,223

Total hotel revenues			549,842	474,587	1,001,171	931,681	192,833	673,142
Hotel operating expenses			263,088	235,468	493,635	463,369	101,823	351,322

Hotel operating profit			$286,754	$239,119	$507,536	$468,312	$91,010	$321,820

Hotel operating margin			52.2%	50.4%	50.7%	50.3%	47.2%	47.8%

Seasonality

The lodging industry is seasonal in nature. Based upon the operating history of our hotels, we believe that our business is not as seasonal in nature as the overall lodging industry. However, our revenues are generally lower during the first and fourth quarters of each calendar year as is typical in the U.S. lodging industry. Because many of our expenses are fixed and do not fluctuate with changes in revenues, declines in revenues cause disproportionate fluctuations or decreases in our quarterly earnings and cash flows during these periods.

Inflation

We do not believe that inflation had a material effect on our business during the six months ended June 30, 2013 or 2012, the years ended December 31, 2012, 2011, the 2010 Successor Period or the 2010 Predecessor Period. Although we believe that increases in the rate of inflation will generally result in comparable increases in hotel room rates, severe inflation could contribute to a slowing of the national economy. Such a slowdown could result in a reduction in room rates and fewer room reservations, negatively impacting our revenues and net income.

Cyclicality

The lodging industry is cyclical and its fundamental performance tends to follow the general economy, albeit on a lagged basis. There is a history of increases and decreases in demand for hotel rooms, in occupancy levels and in rates realized by owners of hotels through economic cycles. Variability of results through some of the cycles in the past has been more severe due to changes in the supply of hotel rooms in given markets or in given categories of hotels. The combination of changes in economic conditions and in the supply of hotel rooms can result in significant volatility in results of operations for owners of hotel properties. The costs of running a hotel tend to be more fixed than variable. Because of this, in an environment of either increasing or decreasing revenues, the rate of change in earnings will be greater than the rate of change in revenues. See “Risk Factors—The lodging industry is cyclical and a worsening of general economic conditions or low levels of economic growth could materially adversely affect our business, financial condition, results of operations and our ability to pay dividends to our stockholders.”

Consolidated and Combined Liquidity and Capital Resources

Overview

The discussion of liquidity and capital resources is presented on a consolidated and combined basis for the Successor and Predecessor as there was no material difference in the liquidity and capital resource requirements of the Company and ESH REIT for the periods presented.

We have historically generated significant cash flow from our operations and have financed our ongoing business primarily with existing cash and cash flow generated from operations. We generated cash flow from operations of approximately $167.2 million and $88.2 million for the six months ended June 30, 2013 and 2012, respectively, and approximately $201.1 million, $180.6 million, $15.6 million and $106.6 million for the years ended December 31, 2012, 2011, the 2010 Successor Period and the 2010 Predecessor Period, respectively. Our current liquidity requirements consist primarily of funds necessary to pay for operating expenses directly associated with our hotels, recurring maintenance and capital expenditures necessary to maintain our hotels, general and administrative expenses and interest expense and scheduled principal payments on ESH REIT’s outstanding indebtedness and required ESH REIT dividend payments. In addition to recurring maintenance and capital expenditures necessary to maintain our hotels, we are also performing renovations and room refreshes to our hotels (see “—Hotel Reinvestment Program”). We expect to fund these programs from a combination of cash on hand and cash flow from operations.

Assuming we exercise our options to extend the maturity for certain debt that is scheduled to mature in December 2014 for up to three consecutive one-year periods, which options are subject to limited conditions, our long-term liquidity requirements will include funds for principal payments on ESH REIT’s mortgage and mezzanine loans maturing between December 2017 and December 2019. Other long-term liquidity requirements may include the need to obtain funds to expand our hotel reinvestment program and to acquire additional hotels. We expect to meet our long-term liquidity requirements through various sources of capital, including future debt or equity financings, existing working capital and cash flow from operations. However, there are a number of factors that may have a material adverse effect on our ability to access these capital sources, including the current and future state of overall equity and credit markets, our degree of leverage, the value of our unencumbered assets and borrowing restrictions imposed by lenders, general market conditions for the lodging industry, our operating performance and liquidity and market perceptions about us. The success of our business strategy will depend, in part, on our ability to access these various capital sources.

We had cash and cash equivalents of approximately $105.0 million and restricted cash of approximately $154.8 million at June 30, 2013. We believe that our cash position, including restricted cash held in escrow accounts by our mortgage lender on our behalf, and cash flow from operations will be adequate to meet all of our funding requirements and business objectives for at least the next 12 months. However, our future cash requirements could be higher than we currently expect as a result of various factors. Additionally, our ability to generate sufficient cash from our operating activities always depends on our future performance, which is subject to general economic, political, financial, competitive and other factors beyond our control. The Company or ESH REIT may from time to time seek to raise additional debt or equity financing in the public or private markets, based on market conditions. There can be no assurance that we will be able to raise any such financing on terms acceptable to us or at all. We may also seek, from time to time, depending on market conditions, to refinance certain categories of our debt, including ESH REIT’s debt agreements.

The Revolving Credit Facility will terminate upon the consummation of this offering. We intend to seek to arrange a new revolving credit facility to replace the Revolving Credit Facility. However, we have no commitment from any lender at the current time and there can be no assurance that we will be able to arrange a new revolving credit facility in the future on acceptable terms, or at all.

Generally, we expect ESH REIT to distribute 100% of its REIT taxable income so as to avoid U.S. federal income and excise tax. Following the completion of this offering, the Company may pay distributions to our stockholders, which will be made subject to the Company’s compliance with applicable law, and will depend on, among other things, the receipt by the Company of dividends from ESH REIT in respect of the Class A common stock, the Company’s results of operations and financial condition, the Company’s level of indebtedness, capital requirements, contractual restrictions, restrictions in any existing and future debt agreements of the Company and ESH REIT and in any preferred stock and other factors that the Company’s board of directors may deem relevant. The payment of any future distributions will be at the discretion of the Company’s board of directors.

Sources and Uses of Cash

There was no meaningful difference for ESH REIT on a standalone basis for the periods presented below.

Comparison of Six Months Ended June 30, 2013 and June 30, 2012

We had cash and cash equivalents of approximately $105.0 million and $77.5 million at June 30, 2013 and 2012, respectively.

(in thousands)	Six Months Ended June 30, 2013	Six Months Ended June 30, 2012	Change
Cash provided by (used in):
Operating activities	$167,157	$88,196	$78,961
Investing activities	(163,319)	(97,338)	(65,981)
Financing activities	(2,136)	(11,864)	9,728
Effects of changes in exchange rate on cash and cash equivalents	(311)	(62)	(249)

Net increase (decrease) in cash and cash equivalents	$1,391	$(21,068)	$22,459

Cash Flows provided by Operating Activities

Cash flows provided by operating activities totaled approximately $167.2 million for the six months ended June 30, 2013 compared to approximately $88.2 million for the six months ended June 30, 2012, an increase of approximately $79.0 million. Cash flow from operations was positively impacted during the six months ended June 30, 2013 by additional cash generated by the improved operating performance of our hotels, specifically, a 2.1% increase in occupancy and a 10.8% increase in ADR, which led to a 13.1% increase in RevPAR. Additionally, cash flows provided by operations increased as a result of the timing of interest payments associated with our mortgage and mezzanine loans.

Cash Flows used in Investing Activities

Cash flows used in investing activities totaled approximately $163.3 million for the six months ended June 30, 2013 as compared to approximately $97.3 million for the six months ended June 30, 2012, an increase in cash used of approximately $66.0 million. This change was impacted by an increase in amounts used to fund loan escrows related to ESH REIT’s 2012 Mortgage and Mezzanine Loans and was partially offset by a decrease in purchases of property and equipment related to our hotel reinvestment program. Additionally, approximately $7.8 million in cash collateral related to insurance reserves was released during the six months ended June 30, 2013 due to the fact that ESH REIT issued a letter of credit collateralized by its Revolving Credit Facility.

Cash Flows used in Financing Activities

Cash flows used in financing activities totaled approximately $2.1 million for the six months ended June 30, 2013 and consisted primarily of distribution payments to noncontrolling interests. Cash flows used in financing activities totaled approximately $11.9 million for the six months ended June 30, 2012 and consisted primarily of principal payments on the Company’s 2010 Mortgage Loan.

Comparison of Years Ended December 31, 2012 and December 31, 2011

We had cash and cash equivalents of approximately $103.6 million and $98.6 million at December 31, 2012 and 2011, respectively.

(in thousands)	Year Ended December 31, 2012	Year Ended December 31, 2011	Change
Cash provided by (used in):
Operating activities	$201,110	$180,605	$20,505
Investing activities	(223,842)	(43,389)	(180,453)
Financing activities	27,594	(50,074)	77,668
Effects of changes in exchange rate on cash and cash equivalents	136	71	65

Net increase in cash and cash equivalents	$4,998	$87,213	$(82,215)

Cash Flows provided by Operating Activities

Cash flows provided by operating activities totaled approximately $201.1 million for the year ended December 31, 2012 compared to approximately $180.6 million for the year ended December 31, 2011, an increase of approximately $20.5 million. Cash flows from operations were positively impacted during the year ended December 31, 2012 by additional cash generated by the improved operating performance of our hotels, specifically a 10.1% increase in ADR, offset by a 2.4% decrease in occupancy, which resulted in increased RevPAR of approximately 7.4%.

Cash Flows used in Investing Activities

Cash flows used in investing activities totaled approximately $223.8 million for the year ended December 31, 2012, of which approximately $128.3 million was related to the acquisition of the 17 HFI hotels and approximately $271.5 million related to the purchases of property and equipment, offset by approximately $175.2 million related to reimbursements from loan escrow accounts, and proceeds from litigation and insurance settlements of approximately $0.8 million. For the year ended December 31, 2011, cash used in investing activities was approximately $43.4 million. Cash flows used in investing activities increased approximately $180.5 million from the year ended December 31, 2011 primarily due to the fact that the Company invested more with respect to its hotel reinvestment program than in 2011, and due to the acquisition of the 17 HFI hotels in December 2012.
Cash Flows provided by (used in) Financing Activities

Cash flows provided by financing activities totaled approximately $27.6 million for the year ended December 31, 2012, which included $3,600.0 million generated by new borrowings from the 2012 Mortgage and Mezzanine Loans, partially offset by the repayment of approximately $2,674.5 million related to the 2010 Mortgage and Mezzanine Loans, approximately $832.9 million in distributions to our Sponsors and approximately $64.6 million related to the payment of deferred financing and other costs. Cash flows used in financing activities totaled approximately $50.1 million for the year ended December 31, 2011, which primarily consisted of approximately $24.1 million related to principal payments on ESH REIT’s mortgage loans and approximately $26.1 million of distributions to our Sponsors.

Comparison of Year Ended December 31, 2011, the Period from October 8, 2010 through December 31, 2010 and the Period from January 1, 2010 through October 7, 2010

We had cash and cash equivalents of approximately $98.6 million and $11.4 million at December 31, 2011 and 2010, respectively.

	Successor		Predecessor
(in thousands)	Year Ended December 31, 2011	Period from October 8, 2010 through December 31, 2010	Period from January 1, 2010 through October 7, 2010	Change(1)
Cash provided by (used in):
Operating activities	$180,605	$15,588	$106,623	$58,394
Investing activities	(43,389)	(3,920,033)	(41,725)	3,918,369
Financing activities	(50,074)	3,914,507	(1,633)	(3,962,948)
Effects of changes in exchange rate on cash and cash equivalents	71	—	—	71

Net increase in cash and cash equivalents	$87,213	$10,062	$63,265	$13,886

(1)	Change equals cash flows for the year ended December 31, 2011 less cash flows for the period from October 8, 2010 through December 31, 2010 less cash flows for the period from January 1, 2010 through October 7, 2010.

Cash Flows provided by Operating Activities

Cash flows provided by operating activities totaled approximately $180.6 million for the year ended December 31, 2011 compared to approximately $15.6 million for the 2010 Successor Period and approximately $106.6 million for the 2010 Predecessor Period, an increase of approximately $58.4 million. Cash flows from operations were positively impacted in 2011 by additional cash generated by the improved operating performance of our hotels.

Cash Flows used in Investing Activities

Cash flows used in investing activities totaled approximately $43.4 million for the year ended December 31, 2011, and consisted of approximately $106.1 million related to the purchases of property and equipment, offset by approximately $16.5 million related to reimbursements from loan escrow accounts and approximately $46.2 million received related to the sale of our office building, as well as proceeds from litigation and insurance settlements. For the 2010 Successor Period, cash used in investing activities was approximately $3,920.0 million and for the 2010 Predecessor Period, cash used in investing activities was approximately $41.7 million. Cash flows used in investing activities was $3,920.0 million for the 2010 Successor Period primarily due to the fact that we acquired substantially all of our Predecessor’s businesses, assets and operations in October 2010. The majority of the increase in cash flows used in investing activities relates to the purchase price and the initial funding of loan escrows required by ESH REIT’s 2010 Mortgage and Mezzanine Loans.

Cash Flows provided by (used in) Financing Activities

Cash flows used in financing activities totaled approximately $50.1 million for the year ended December 31, 2011, which primarily consisted of approximately $24.1 million related to principal payments on ESH REIT’s mortgage loans and approximately $26.1 million of distributions to our Sponsors, compared to cash provided by financing activities of approximately $3,914.5 million in the 2010 Successor Period and approximately $1.6 million cash used in the 2010 Predecessor Period, a decrease of approximately $3,962.9 million. Cash flows provided by (used in) financing activities significantly decreased primarily due to the debt and equity proceeds used to fund the acquisition of substantially all of our Predecessor’s businesses, assets and operations in October 2010. During the 2010 Successor Period, proceeds from debt and equity used to fund the acquisition totaled approximately $3,973.6 million.

Capital Expenditures

We maintain each of our hotels in good repair and condition and in conformity with applicable laws and regulations. The cost of all improvements and significant alterations are generally made with cash flows from operations. During the six months ended June 30, 2013 and 2012, we incurred capital expenditures of approximately $78.6 million and $103.2 million, respectively, and during the years ended December 31, 2012 and 2011, we incurred capital expenditures of approximately $271.5 million and $106.1 million, respectively. These capital expenditures were primarily made as a result of our hotel reinvestment program that began in the third quarter of 2011 and remains ongoing.

We expect to spend more than $625 million of capital from the Acquisition Date through the end of the first quarter of 2014, pursuant to our hotel reinvestment program, as well as maintenance and deferred capital expenditures. As of June 30, 2013, we have made significant progress on these initiatives and have spent approximately $455.1 million. The capital investments include our hotel reinvestment program of $383.3 million, of which $262.6 million has been spent as of June 30, 2013. This program is dedicated to our revenue enhancing Platinum renovation and Silver refresh programs to upgrade 633, or approximately 93%, of our hotels. During this period we will also spend $171.2 million on maintenance capital expenditures, of which $122.2 million has been spent as of June 30, 2013. Additionally, we will spend $71.9 million on capital expenditures to address deferred maintenance that existed prior to the Acquisition Date, of which $70.3 million has been spent as of June 30, 2013. With the capital spend to date, we believe we have addressed the most significant deferred maintenance needs of our hotels. We have completed hotel renovations or room refreshes at a significant number of our hotels. However, the data we have to evaluate the performance of these hotels is preliminary, as there has been a limited time period since the completion of improvements at the majority of these hotels. We believe that, when stabilized, the performance of these hotels will meet or exceed our underwriting expectations.

Beyond capital expenditures associated with customary renovation cycles, we will consider additional renovation capital expenditures that we believe will provide an attractive return on investment. We will continue to evaluate the opportunity to upgrade hotels that have or are receiving a room refresh by spending additional capital expenditures to provide a hotel renovation. In addition to the $120.7 million expected costs remaining for our current hotel renovations and room refreshes, we expect to spend in excess of an additional $100 million on further renovation phases during 2014 and 2015. Funding for future capital expenditures is expected to be provided primarily from cash flow from operations.

During the year ended December 31, 2012, we spent approximately $10.0 million on rebranding. During the six months ended June 30, 2013, we spent approximately $5.7 million on rebranding, and expect to spend an additional $4.3 million on rebranding in the second half of 2013. We do not expect to incur significant rebranding costs subsequent to December 31, 2013. Costs associated with rebranding are not recorded as capital expenditures, but rather as a component of general and administrative expenses.

Description of ESH REIT’s Indebtedness

Mortgage Loans

2012 Mortgage Loan—On November 30, 2012, ESA P Portfolio LLC, ESA P Portfolio MD Borrower LLC, ESA Canada Properties Borrower LLC, ESH/TN Properties LLC (each a subsidiary of ESH REIT and collectively, the “Mortgage Borrower”) entered into an approximately $2.5 billion mortgage loan comprised of three components (the “2012 Mortgage Loan”), which is governed by that certain Loan Agreement, dated as of November 30, 2012, by and among the Mortgage Borrower, certain affiliates of the Mortgage Borrower, JPMorgan Chase Bank, National Association, German American Capital Corporation, Citigroup Global Markets

Realty Corp., Bank of America, N.A. and Goldman Sachs Mortgage Company (as amended, the “MLA”). Component A is comprised of five subcomponents, each with varying floating interest rates and a collective weighted average interest rate of LIBOR plus approximately 2.1% and a total balance of $350.0 million and a maturity date of December 1, 2014 with three one-year extension options. Components B and C have fixed interest rates of approximately 3.4% and 4.1% and total balances of $350.0 million and $1,820 million and maturity dates of December 1, 2017 and December 1, 2019, respectively. The 2012 Mortgage Loan requires interest-only payments of approximately $7.8 million due on the first day of each calendar month.

Each component of the 2012 Mortgage Loan has amounts that are freely prepayable. The below table shows freely prepayable amounts and prepayment penalties under the 2012 Mortgage Loan.

	Mortgage Loan ($ in millions)
	Component A		Component B		Component C
	Freely Prepayable	Prepayment Penalty(1)	Freely Prepayable	Prepayment Penalty(1)(2)	Freely Prepayable	Prepayment Penalty(1)(2)
Prior to January 2, 2014	$52.5	3.0%	$157.5	NA(3)	$157.5	NA(3)
January 2, 2014 to July 1, 2014	52.5	1.0%	157.5	Greater of 1.0 % or Yield Maintenance	157.5	Greater of 1.0 % or Yield Maintenance
July 2, 2014 to January 1, 2015	350.0	0.0%	157.5	Greater of 1.0 % or Yield Maintenance	157.5	Greater of 1.0 % or Yield Maintenance
January 2, 2015 to July 1, 2015	350.0	0.0%	350.0	0.0%	157.5	Greater of 1.0 % or Yield Maintenance
July 2, 2015 to January 1, 2016	350.0	0.0%	350.0	0.0%	157.5	Greater of 1.0 % or Yield Maintenance
After January 2, 2016	350.0	0.0%	350.0	0.0%	1,820.0	0.0%

(1)	Prepayment penalty applies to the amount in excess of freely prepayable amounts.
(2)	Yield Maintenance, calculated as more particularly set forth in the 2012 Mortgage Loan Document, means the excess of (i) the sum of the present values of the scheduled payments of interest and principal to be made with respect to the portion of the Component being prepaid (in excess of the freely payable portion) over (ii) the principal amount of the Component being prepaid (in excess of the freely prepayable portion).
(3)	Voluntary prepayment in excess of the freely payable amount is not permitted prior to January 2, 2014.

Substantially all of the Mortgage Borrower’s hotel properties (680 of the Mortgage Borrower’s 682 hotel properties) serve as collateral for the 2012 Mortgage Loan.

Upon consummation of this offering, the Company will assume the obligations of the guarantor under a customary recourse carveout guaranty pursuant to which the Company will guarantee (a) under certain limited circumstances, losses related to the 2012 Mortgage Loan plus enforcement costs incurred by the lenders, and (b) under certain other limited circumstances, repayment of the 2012 Mortgage Loan up to an aggregate liability under this clause (b) of $252.0 million plus enforcement costs.

The occurrence of an event of default, a mezzanine loan event of default, a debt yield trigger event (a Debt Yield (as defined in the MLA) of less than 9.0%) or a guarantor bankruptcy event triggers a Cash Trap Event (as defined in the MLA). During the period of a Cash Trap Event, any excess cash flow, after all monthly requirements (including the payment of management fees and operating expenses) are fully funded, is held by the loan service agent as additional collateral for the 2012 Mortgage Loan. As of June 30, 2013 and December 31, 2012, no notice of a cash trap event having been triggered had been received as the Mortgage Borrower’s debt yield was 12.9% and 11.9%, respectively.

A right of contribution agreement provides that if cash of the Company or its subsidiaries is needed to service ESH REIT’s obligations under the 2012 Mortgage Loan, the Company will be reimbursed in cash (with interest) by ESH REIT, or, at its option, with additional shares of Class A common stock of ESH REIT of an equivalent value.

Mezzanine Loans

2012 Mezzanine Loans—On November 30, 2012, Mezzanine A Borrower, Mezzanine B Borrower and Mezzanine C Borrower (as defined in the MLA, each a subsidiary of ESH REIT, and collectively, the “Mezzanine Borrowers”) entered into three mezzanine loans totaling approximately $1.08 billion (the “2012 Mezzanine Loans”). Interest-only payments for the 2012 Mezzanine Loans total approximately $8.5 million and are due on the first day of each calendar month. Each of the 2012 Mezzanine Loans are subject to similar CMA requirements and loan covenants generally as described above for the 2012 Mortgage Loan. Investment funds of the Sponsors (other than those invested in ESH REIT and ESH Strategies) were the holders of $110.0 million of the 2012 Mezzanine Loans as of December 31, 2012. The Mezzanine A Loan has a fixed interest rate per annum of approximately 8.3%, a total balance of $500.0 million and a maturity date of December 1, 2019. The Mezzanine B Loan has a fixed interest rate per annum of approximately 9.6%, a total balance of $330.0 million and a maturity date of December 1, 2019. The Mezzanine C Loan has a fixed interest rate per annum of approximately 11.5%, a total balance of $250.0 million and a maturity date of December 1, 2019.

Each of the 2012 Mezzanine Loans has amounts that are freely prepayable. The below table shows freely prepayable amounts and prepayment penalties under the 2012 Mezzanine Loans.

	Mezzanine Loans ($ in millions)
	Mezzanine A		Mezzanine B		Mezzanine C
	Freely Prepayable	Prepayment Penalty(1)	Freely Prepayable	Prepayment Penalty(1)	Freely Prepayable	Prepayment Penalty(1)
Prior to December 2, 2013	$125.0	NA (2)	$82.5	NA (2)	$62.5	NA (2)
December 2, 2013 to June 1, 2014	125.0	3.0%	82.5	3.0%	62.5	3.0%
June 2, 2014 to December 1, 2014	125.0	1.0%	82.5	1.0%	62.5	1.0%
After December 1, 2014	500.0	0.0%	330.0	0.0%	250.0	0.0%

(1)	Prepayment penalty applies to the amount in excess of freely prepayable amounts.
(2)	Voluntary prepayment in excess of the freely prepayable amount is not permitted prior to December 2, 2013.

Any voluntary prepayment by a Mezzanine Borrower creates an obligation of the other Mezzanine Borrowers to make corresponding pro rata prepayments on their respective Mezzanine Loans.

Upon consummation of this offering, the Company will assume the obligations of the guarantor under a customary recourse carveout guaranty pursuant to which the Company will guarantee (a) under certain limited circumstances, losses related to the 2012 Mezzanine Loans plus enforcement costs incurred by the mezzanine lenders and (b) under certain other limited circumstances, repayment of the 2012 Mezzanine Loans up to an aggregate liability under this clause (b) of $108.0 million plus enforcement costs.

Revolving Credit Facility

On November 30, 2012, Extended Stay LLC, a subsidiary of ESH REIT, entered into a Revolving Credit Facility of $100.0 million. The Revolving Credit Facility matures on November 30, 2015. As of June 30, 2013, the outstanding balance drawn on the revolver was $0 and the amount of borrowing capacity available under the Revolving Credit Facility was approximately $87.4 million (reduced from $100.0 million due to letters of credit outstanding).

The Revolving Credit Facility will terminate upon the consummation of this offering. We intend to seek to arrange a new revolving credit facility to replace the Revolving Credit Facility. However, we have no commitment from any lender at the current time and there can be no assurance that we will be able to arrange a new revolving credit facility in the future on acceptable terms, or at all.

Contractual Obligations

The following table summarizes our contractual obligations as of December 31, 2012:

		Payments Due by Period
(Dollars in thousands)	Total	2013	2014		2015	2016	2017	Thereafter
Mortgage loans	$2,525,708	$250	$355,458	(3)	$—	$—	$350,000	$1,820,000
Mezzanine loans	1,080,000	—	—		—	—	—	1,080,000
Interest payments on outstanding debt obligations(1)	1,311,876	186,782	198,346		190,078	190,599	190,078	355,993
Operating lease obligations	101,902	2,133	2,224		2,309	2,366	2,428	90,442
Purchase obligations(2)	20,100	20,100	—		—	—	—	—
Other commitments	5,954	272	272		292	299	299	4,520

Total contractual obligations	$5,045,540	$209,537	$556,300		$192,679	$193,264	$542,805	$3,350,955

(1)	Floating rate interest calculated using the one-month LIBOR at December 31, 2012.
(2)	Our purchase obligations consist of commitments for hotel capital expenditures.
(3)	The $350 million Component A 2014 maturity is subject to three one-year extensions.

As of June 30, 2013, there were no material changes to the contractual obligations as of December 31, 2012 as shown in the table above.

Off-Balance Sheet Arrangements

We do not have off balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Critical Accounting Policies

Our discussion and analysis of our historical financial condition and results of operations is based on our historical consolidated and combined financial statements. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosures of contingent assets and liabilities at the date of our financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts may differ significantly from these estimates and assumptions.

We have provided a summary of our significant accounting policies in the notes to the historical consolidated and combined financial statements. We have set forth below those accounting policies that we believe require material subjective or complex judgments and have the most significant impact on our financial condition and results of operations. We evaluate our estimates, assumptions and judgments on an ongoing basis, based on information that is then available to us, our experience and various matters that we believe are reasonable and appropriate for consideration under the circumstances.

Investment in Property and Equipment

Upon the acquisition of substantially all of our Predecessor’s businesses, assets and operations in October 2010, acquired assets were recorded based on their estimated fair values. Subsequent property and equipment additions are recorded at cost. Major improvements that extend the life or utility of property or equipment are capitalized and depreciated over a period equal to the shorter of the life of the improvement or the estimated remaining useful life of the asset. Ordinary repairs and maintenance are charged to expense as incurred. Depreciation and amortization are recorded on a straight-line basis over estimated useful lives, which range from 1 to 49 years.

Management assesses whether there has been impairment of the value of property and equipment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of property and equipment is measured by a comparison of the carrying amount of a hotel property to the estimated future undiscounted cash flows expected to be generated by the hotel property. Impairment is recognized when estimated future undiscounted cash flows, including estimated proceeds from disposition, are less than the carrying value of the hotel property. We use internally developed undiscounted cash flow models that include the following assumptions, among others: projections of revenues, expenses and related cash flows based on assumed long-term growth rates, demand trends and expected future capital expenditures. We base these assumptions on our historical data and experience, third-party appraisals, industry projections, micro and macro general economic condition projections and our expectations. The estimation of future undiscounted cash flows is inherently uncertain and relies upon assumptions regarding current and future economic and market conditions. If such conditions change, then an adjustment reducing the carrying value of the hotel property could occur in the future period in which conditions change.

To the extent that a hotel property is impaired, the excess carrying amount of the hotel property over its estimated fair value is charged to operating earnings. Fair value is determined based upon the discounted cash flows of the hotel property, quoted market prices or independent appraisals, as considered necessary. We use internally developed discounted cash flow models that include assumptions similar to those used in our undiscounted cash flow models, as well as assumptions related to estimated discount rates.

Goodwill

Goodwill represents the excess purchase price over the fair value of net assets acquired. We test for impairment at least annually in the fourth quarter. We test for impairment more frequently if events or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. We have one operating segment, which is also a reporting unit. Effective in the fourth quarter of 2011, we adopted new accounting guidance in which we first assesses qualitative factors to determine if it is not more likely than not that the fair value of a reporting unit is less than its carrying amount. If we conclude, based on qualitative analyses, that the fair value of our reporting unit is greater than its carrying amount, no further impairment testing is required. Otherwise, a complete quantitative analysis is performed.

Income Taxes

ESH REIT was organized in Delaware as a limited liability company and elected to be treated as a corporation for tax purposes. ESH REIT elected to be taxed as a REIT under the provisions of the Code. As part of the Pre-IPO Transactions, ESH REIT will be converted into a Delaware corporation. ESH REIT will continue to be taxed as a REIT. A REIT is generally not subject to federal income tax on its separately filed federal tax return as long as the REIT complies with various requirements to maintain its status, including the distribution of at least 90% of its taxable income, excluding capital gains. The REIT may be subject to certain state and local income taxes where REIT status is not recognized.

Three subsidiaries of ESH REIT elected to be treated as taxable REIT subsidiaries (the “Operating Lessees”). As such, the Operating Lessees are generally subject to federal, state, local and/or foreign income taxes on their separate tax returns. The Operating Lessees recognize deferred tax assets and liabilities using the asset and liability method, under which deferred tax assets and liabilities are calculated based upon the temporary differences between the financial statement and income tax bases of assets and liabilities using currently enacted tax rates. Valuation allowances are provided if, based upon the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized in future periods. The realization of the deferred tax assets, net of any valuation allowance, is primarily dependent on estimated future taxable income. A change in the estimate of future taxable income may require an addition to, or a reduction of, the valuation allowance.

ESH Strategies and its subsidiaries are disregarded entities for federal income tax purposes, and thus their operating results are reportable by the members of their ultimate parent, ESH Hospitality Strategies Holdings LLC (“Strategies Holdings”). Income taxes are not recognized in our consolidated and combined financial statements for ESH Strategies. ESH Strategies and its subsidiaries may be subject to state and local taxes in certain jurisdictions.

Upon completion of the Pre-IPO Transactions, the Company, which will include the Operating Lessees, New HVM and ESH Strategies, will be taxed as a corporation. Its taxable income will include, in addition to the taxable income of the Operating Lessees, New HVM and ESH Strategies, the dividend income associated with its ownership interest in ESH REIT.

Equity-Based Compensation

We transfer from time to time restricted limited liability interests in Holdings and Strategies Holdings (“Class B” and “Class C” units, collectively “Profit Units”) to HVM for grants to key employees of HVM or to members of their boards of managers as compensation. At June 30, 2013 and December 31, 2012, 10,000 Profit Units were authorized in aggregate. Profit Units vest 20% annually up to a maximum of 80% over four years. The Profit Units fully vest upon the occurrence of a change in control transaction, generally defined as a sale of Holdings and Strategies Holdings and their respective subsidiaries, or the issuance by Holdings, Strategies Holdings, ESH REIT or ESH Strategies of equity securities, including by way of a public offering, or by merger, share exchange or similar transaction, in each case, that results in a change in the majority of the voting power of Holdings or Strategies Holdings. At such an event, solely from the proceeds of the transaction, the Profit Units would receive distributions, as defined, after certain return and distribution hurdles are satisfied for all membership interests with preferential position to the Profit Units.

The fair value of each Profit Unit granted (at no cost and for no consideration) is estimated on the grant date using the Black-Scholes Merton model, using various assumptions regarding (1) the expected holding period, (2) the risk-free rate of return, (3) expected dividend yield on the underlying units, (4) the expected volatility in the fair value of our equity and (5) a discount for lack of marketability, and is calculated based on the grant agreement terms, which include thresholds for internal rate of return and recovery of our members’ initial equity investments. A critical input used in the estimation of the fair value of each Profit Unit is the enterprise value, which includes discounted cash flow analyses, market comparable companies and market comparable transactions, as applicable.

The expected holding period represents the period of time that the Profit Units are expected to be outstanding. For purposes of the fair value computations, the units are assumed to remain outstanding until the Company experiences a change in control of ownership, including through a public offering. The risk-free rate of return for periods approximating the expected holding period of the units is based on the U.S. Constant Maturity Treasuries yield in effect at the grant date. A dividend yield is assumed in the fair value computations based on the Company’s historical dividend rate. Because our equity is privately held and is not traded in an active market, we use the historical volatility of the share values of publicly traded companies within similar industries as a surrogate for the expected volatility of our equity. The discount for lack of marketability is calculated for each expected holding period using a put option Black-Scholes Merton model. The key assumptions used for the years ended December 31, 2012 and 2011 and the 2010 Successor Period are as follows:

	Successor
	Year Ended December 31, 2012	Year Ended December 31, 2011	Period from October 8, 2010 through December 31, 2010
Expected holding period	3 years	2 – 4 years	3 – 5 years
Risk–free rate of return	0.4%	0.3% – 0.6%	0.7% – 1.5%
Expected dividend yield	0.0%	0.9%	0.0%
Expected volatility	55.0%	47.9%	33.9%
Discount for lack of marketability	20.0%	20.0%	30.0%

Compensation expense is recognized by amortizing the grant-date fair value of 80% of the units, which represents the fair value of the Profit Units measured using the Black-Scholes Merton model, less estimated forfeitures, on a straight-line basis over the requisite service period of each grant, considered to be four years.

The assumptions that have the most significant impact on the grant-date fair value of Profit Units are the Company’s total enterprise value, the expected holding period and expected volatility. Changes in the Company’s total enterprise value of $100.0 million may impact the grant-date fair value of Profit Units by up to 10.0%. Changes in the expected holding period assumption of one-year may impact the grant-date fair value of Profit Units by up to 20.0%. Changes in the expected volatility assumption of 10.0% may impact the grant-date fair value of Profit Units by up to 10.0%. Each of these changes in the grant-date fair value of Profit Units would be amortized on a straight-line basis over the requisite service period of each grant, considered to be four years.

Profit Unit activity during the years ended December 31, 2012 and 2011 and the 2010 Successor Period, was as follows:

	Number of Profit Units	Weighted- Average Grant-Date Fair Value per Profit Unit(4)
Outstanding Profit Units—October 8, 2010	—	—
Profit Units granted in 2010 Successor Period(1)	6,820	$3,400

Outstanding Profit Units—December 31, 2010	6,820	$3,400
Profit Units granted in 2011(2)	1,855	$3,918
Profit Units forfeited in 2011	(740)	$3,400

Outstanding Profit Units—December 31, 2011	7,935	$3,521
Profit Units granted in 2012(3)	2,690	$4,748
Profit Units forfeited in 2012	(2,044)	$3,427
Profit Units redeemed in 2012	(156)	$3,400

Outstanding Profit Units—December 31, 2012	8,425	$3,938

Vested Profit Units—December 31, 2012	2,508	$3,472
Nonvested Profit Units—December 31, 2012	5,917	$4,135
Vested Profit Units—December 31, 2011	1,253	$3,416
Nonvested Profit Units—December 31, 2011	6,682	$3,551

(1)	All Profit Units were granted on December 6, 2010.
(2)	515, 150, 500 and 690 Profit Units were granted during the first quarter, second quarter, third quarter and fourth quarter of 2011, respectively. Profit Units issued in the first quarter, second quarter, third quarter and fourth quarter of 2011 had weighted-average grant date fair values of $3,612, $3,951, $4,171 and $3,955, respectively.
(3)	1,950, 200, 510 and 30 Profit Units were granted during the first quarter, second quarter, third quarter and fourth quarter of 2012, respectively. Profit Units issued in the first quarter, second quarter, third quarter and fourth quarter of 2012 had weighted-average grant date fair values of $4,497, $5,414, $5,414 and $5,286, respectively.
(4)	Valuation of Profit Units is performed contemporaneously with grants.

Consolidation Policies

Judgment is required with respect to the consolidation of partnership and joint venture entities in terms of the evaluation of control, including assessment of the importance of rights and privileges of the partners based on voting rights, as well as financial interests that are not controllable through voting interests. We consolidate subsidiaries when we have the ability to direct the activities that most significantly impact the economic performance of the subsidiary. For those partnerships and joint ventures of which we are the general partner, we review the rights of the limited partners to determine if those rights would preclude the assumption of control as the general partner. Limited partner rights which would preclude presumption of control by the general partner include the substantive ability to dissolve (liquidate) the limited partnership or otherwise remove us, as the general partner, without cause and substantive participating rights, primarily through voting rights.

We also evaluate our subsidiaries and affiliates, as well as other entities to determine if they are variable interest entities (“VIEs”). If a subsidiary is a VIE, it is subject to the consolidation framework specifically for VIEs. We consider an entity a VIE if equity investors own an interest therein that does not have the characteristics of a controlling financial interest or if such investors do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. In accordance with ASC 810, we review our subsidiaries and affiliates, as well as other entities, to determine if (i) they should be considered VIEs, and (ii) whether we should change our consolidation determination based on changes in their characteristics.

ESH REIT currently holds a variable interest in HVM. ESH REIT’s maximum exposure to loss as a result of its involvement with HVM is related to the need to secure alternative hotel management services and systems support if HVM were ever unable to fulfill its management agreements with ESH REIT. The assets of HVM cannot be used to settle obligations of ESH REIT and ESH REIT’s assets cannot be used to settle obligations of HVM. For the six months ended June 30, 2013 and the years ended December 31, 2012 and 2011, ESH REIT represented approximately 99%, 97% and 97%, respectively, of the business conducted by HVM. We have concluded that ESH REIT is the primary beneficiary of HVM and, as a result, have consolidated the financial position, results of operations, comprehensive income and cash flows of HVM with ESH REIT. Since ESH REIT has no equity interest in HVM, the results of operations and members’ capital of HVM are reported as noncontrolling interests in ESH REIT’s consolidated and combined financial statements.

Recent Accounting Pronouncements

Income Taxes—In July 2013, the FASB issued an accounting standards update, which provides explicit guidance on the financial statement presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss or a tax credit carryforward exists. This updated accounting standard is effective for fiscal and interim reporting periods beginning after December 15, 2013 and should be applied prospectively to all unrecognized tax benefits that exist at the effective date, and retrospective application is permitted. We are currently evaluating the impact of adopting the updated accounting standard, but do not expect the adoption to have a material effect on our historical consolidated and combined financial statements.

Cumulative Translation Adjustment—In March 2013, the FASB issued an accounting standards update that indicates when the cumulative translation adjustment (“CTA”) related to an entity’s investment in a foreign entity should be released to earnings. The CTA should be released when an entity sells a foreign subsidiary or a group of net assets within a foreign entity and the sale represents the substantially complete liquidation of the investment in a foreign entity. The CTA should also be released when an entity no longer has a controlling financial interest in an investment in a foreign entity. This updated accounting standard is effective for fiscal and interim reporting periods beginning after December 15, 2013 and shall be applied prospectively. We are currently evaluating the impact of adopting the updated accounting standard, but do not expect the adoption to have a material effect on our historical consolidated and combined financial statements.

Other Comprehensive Income—In February 2013, the FASB issued guidance requiring companies to present either in a single note or parenthetically on the face of the financial statements the effect of significant amounts reclassified from each component of comprehensive income based on its source and the income statement line items affected by the reclassification. This guidance is effective for fiscal and interim reporting periods beginning after December 15, 2012. The adoption of this guidance did not have a material effect on our historical consolidated and combined financial statements.

Quantitative and Qualitative Disclosures About Market Risk

We have limited exposure to market risk from changes in interest rates because at June 30, 2013, $355.6 million of ESH REIT’s outstanding indebtedness of approximately $3.6 billion had a variable rate of interest. As a result, when market rates of interest change, there is generally not a material impact on our interest expense, future earnings or cash flows. Subsidiaries of ESH REIT are counterparties to an interest rate cap on one-month LIBOR at 3.0% with a $350.0 million notional amount and a maturity date the same as that of 2012 Mortgage Loan Component A. Additionally, we have limited exposure to market risk from changes in foreign currency exchange rates, since at June 30, 2013, less than 0.5% of our hotels were owned outside the United States.

If market rates of interest on ESH REIT’s variable rate debt fluctuate by 1.0%, interest cost would increase or decrease, depending on rate movement, future earnings and cash flows by approximately $3.6 million annually, assuming that the amount outstanding under ESH REIT’s variable rate debt remains at $355.6 million, the balance as of June 30, 2013.

We may continue to seek to reduce earnings and cash flow volatility associated with changes in interest rates and foreign currency exchange rates by entering into financial arrangements to provide a hedge against a portion of the risks associated with such volatility, when applicable. We may continue to have exposure to such risks to the extent they are not hedged. We may enter into derivative financial arrangements to the extent they meet the objectives described above and do not use derivatives for trading or speculative purposes.

OUR INDUSTRY

U.S. Lodging Industry

The lodging industry is a significant part of the U.S. economy, generating over $162.8 billion of revenues in 2012 and comprising approximately 4.9 million hotel rooms as of June 30, 2013, according to Smith Travel Research. Hotels in the lodging industry can be broadly grouped into two general categories: full-service and limited-service. Full-service hotels generally offer a full range of amenities and facilities, including food and beverage (“F&B”) and meeting facilities. Limited-service hotels, which include most extended stay hotels, usually offer only rooms, although some offer modest F&B facilities such as breakfast buffets or small meeting rooms. Owners and operators in the lodging industry operate under one or more business models, including hotel management, brand franchising and hotel ownership.

Lodging industry performance is generally tied to both macro-economic and micro-economic trends in the United States and, similar to other industries, experiences both positive and negative operating cycles. Positive cycles are characterized as periods of sustained occupancy growth, increasing room rates and hotel development. Demand growth is typically closely related to the health of the overall economy, in addition to local factors that stimulate demand to specific locations. Specifically and over time, there has been a correlation between the year-to-year percentage change in the number of rooms sold and the year-to-year change in real GDP. Other macro-economic factors that impact lodging demand include corporate profits, capital investment and employment growth.

From 2002 to 2007, strong growth in the economy led to increases in U.S. lodging demand and industry RevPAR. During 2008, the overall weakness in the economy, particularly the turmoil in the credit markets, erosion of consumer confidence and increasing unemployment, resulted in declines in both consumer and business spending, which resulted in decreased lodging demand during 2008 and 2009 and a cumulative RevPAR decline of 18.4% according to Smith Travel Research. During late 2009, as a result of overall economic improvements, demand in the U.S. lodging industry started to recover from the 2008 to 2009 recession and has continued to improve since that time period.

The chart below provides information regarding the changes in key industry metrics over the course of the business cycle for the past 15 years.

Year	Occupancy Rate	Change vs. Prior Year	Average Daily Room Rate (ADR)	Change vs. Prior Year	Revenue per Available Room (RevPAR)	Change vs. Prior Year	Supply (Rooms Available)	Change vs. Prior Year	Demand (Rooms Sold)	Change vs. Prior Year
1997	63.9%	—	$74.15	—	$47.41	—	1,377,188,352	—	880,472,100	—
1998	63.2%	(1.1)%	$77.48	4.5%	$48.98	3.3%	1,431,798,634	4.0%	905,192,537	2.8%
1999	62.8%	(0.7)%	$80.26	3.6%	$50.37	2.8%	1,486,769,338	3.8%	932,958,462	3.1%
2000	63.2%	0.7%	$84.64	5.4%	$53.47	6.2%	1,529,540,282	2.9%	966,234,123	3.6%
2001	59.7%	(5.5)%	$83.59	(1.2)%	$49.89	(6.7)%	1,566,310,162	2.4%	934,868,886	(3.2)%
2002	59.0%	(1.1)%	$82.53	(1.3)%	$48.70	(2.4)%	1,591,439,092	1.6%	939,141,013	0.5%
2003	59.2%	0.3%	$82.67	0.2%	$48.91	0.4%	1,607,976,323	1.0%	951,407,388	1.3%
2004	61.3%	3.5%	$86.19	4.3%	$52.80	7.9%	1,614,988,000	0.4%	989,344,432	4.0%
2005	63.0%	2.9%	$91.03	5.6%	$57.37	8.6%	1,614,139,768	(0.1)%	1,017,213,849	2.8%
2006	63.2%	0.2%	$97.82	7.5%	$61.78	7.7%	1,617,940,727	0.2%	1,021,831,398	0.5%
2007	62.8%	(0.5)%	$104.33	6.7%	$65.56	6.1%	1,637,798,316	1.2%	1,029,151,219	0.7%
2008	59.8%	(4.8)%	$107.41	3.0%	$64.25	(2.0)%	1,676,808,666	2.4%	1,003,048,086	(2.5)%
2009	54.6%	(8.8)%	$98.08	(8.7)%	$53.51	(16.7)%	1,724,548,950	2.8%	940,870,638	(6.2)%
2010	57.5%	5.4%	$98.10	0.0%	$56.41	5.4%	1,753,802,819	1.7%	1,008,434,585	7.2%
2011	59.9%	4.2%	$101.86	3.8%	$61.02	8.2%	1,761,974,895	0.5%	1,055,446,894	4.7%
2012	61.4%	2.5%	$106.15	4.2%	$65.17	6.8%	1,770,117,333	0.5%	1,086,756,143	3.0%

Source: Smith Travel Research, Inc. 2013

Hotel supply growth is currently at historically low rates. Hotel supply growth is largely driven by changes in hotel demand, availability and cost of capital, construction costs and local market considerations. As the demand for hotel rooms increases, occupancy rates rise and eventually demand begins to exceed room supply, which has historically triggered an increase in hotel development. Because of the lengthy planning and construction process required to develop new hotels, supply growth generally lags behind demand growth. According to PwC, room supply is expected to grow 0.8% in 2013 and 1.0% in 2014, which is still well below historical supply growth of 1.7% over the last 15 years.

According to Smith Travel Research, RevPAR peaked with the lodging cycle at $36.99 in 1990, then again at $53.47 in 2000 and then again at $65.56 in 2007. These rates equate to a 44.6% increase from 1990 to 2000 and a 22.6% increase from 2000 to 2007. PwC predicts that RevPAR for the overall U.S. lodging industry will grow 5.9% in 2013 and 6.2% in 2014.

U.S. Extended Stay Segment

Extended stay hotels represent a growing segment within the U.S. lodging industry with approximately 355,700 rooms that generated approximately $7.6 billion of total revenues for the year ended December 31, 2012 according to The Highland Group. Extended stay hotels tend to fall within the limited-service segment of the lodging industry and target guests seeking a longer duration stay (defined by The Highland Group as a stay of five consecutive nights or longer) and more apartment-like accommodations than traditional hotels. The average stay in a traditional hotel is approximately 2.5 days. Customers who select extended stay accommodations tend to have specific non-leisure purposes for their trips, such as working on a project, undergoing training, relocating or experiencing temporary displacement from their primary residence, resulting in a longer length of stay. In 2011, business travelers accounted for approximately 60% of all extended stay room nights, compared to approximately 40% in the overall lodging industry.

The extended stay segment has experienced continued growth, even through several economic downturns, as evidenced by 20 consecutive years of growth in rooms sold. However, the segment does tend to follow the cyclicality of the overall lodging industry. As a result of increases in supply and slowing demand growth, the industry experienced declines in occupancy, ADR and RevPAR in 2008 and 2009. Most recently, the extended stay segment has experienced significant occupancy growth, with average occupancy recovering to 74.8% in 2012 from a low of 66.2% in 2009, which marks the highest occupancy level since 2005.

	Historical Extended Stay and U.S. Lodging Industry Occupancy
	2005	2006	2007	2008	2009	2010	2011	2012
Average Occupancy Rates:
Extended stay hotel chains	76.1%	74.5%	73.8%	70.1%	66.2%	72.4%	74.7%	74.8%
All U.S. lodging industry	63.1%	63.3%	63.1%	60.3%	54.5%	57.5%	59.9%	61.4%

Source: The Highland Group

Similar to the overall lodging industry, the extended stay segment is further segmented by price point. According to The Highland Group, an upscale extended stay room generally has a daily rate of over $90, a mid-price room generally has a daily rate between $40 and $90 and an economy room generally has a daily rate under $40. In 2012, mid-price extended stay rooms comprised approximately 39% of the supply of extended stay rooms, and rooms being consolidated under the Extended Stay America brand accounted for approximately 50% of the mid-price segment. In 2012, economy extended stay rooms comprised approximately 21% of the supply of extended stay rooms and Crossland Economy Studios accounted for approximately 8% of the economy segment.

Brands by Extended Stay Lodging Segment
Upscale	Mid-Price	Economy
Homewood Suites by Hilton	Extended Stay America	Crossland Economy Studios
Hyatt House	Candlewood Suites (IHG)	Budget Suites
Larkspur Landing	Chase Suite Hotels	InTown Suites
Residence Inn by Marriott	Crestwood Suites	Lodge America
Sierra Suites	Extended Stay Deluxe*	Savannah Suites
Sonesta ES Suites	Hawthorn Suites	Studio 6
Staybridge Suites (IHG)	Home 2 Suites by Hilton	Suburban Extended Stay Hotels by Choice Hotels
Homestead Studio Suites Hotels*
	Home-Towne Suites	Sun Suites
	Mainstay Suites by Choice Hotels	Value Place
	Studio Plus*	Other Independents
TownePlace Suites by Marriott

*	Brands that are being consolidated under the Extended Stay America brand.

RevPAR growth for the mid-price extended stay segment has outpaced the U.S. lodging industry as a whole since 2009 as well as the economy and upscale extended stay segments. The mid-price extended stay segment rebounded from an industry trough with RevPAR growth of 24.7% between 2009 and 2012, which was higher than the overall U.S. lodging industry as well as the economy and upscale extended stay segments, each of which grew at 21.8%, 17.1% and 21.2%, respectively, for the same period. The mid-price extended stay segment remains 1.6% below its prior peak RevPAR.

	Historical Extended Stay Room Count
	2005	2006	2007	2008	2009	2010	2011	2012
Total extended stay rooms	256,449	269,706	284,796	307,107	333,327	341,779	347,158	355,702
Upscale	92,870	101,637	109,730	120,183	130,153	133,559	135,256	140,161
Mid-price	110,760	113,883	116,731	123,334	131,982	134,314	137,404	139,332
Economy	52,819	54,186	58,335	63,590	71,193	73,906	74,498	76,209
Extended stay rooms owned by us	72,508	73,445	73,697	73,795	73,795	73,657	73,657	75,928

Source: The Highland Group and Company data

In addition, we believe the extended stay segment is an underserved segment of the overall U.S. lodging industry with the majority of extended stay demand served by traditional hotels. According to data from The Highland Group and Smith Travel Research, in 1998 extended stay supply represented 3.8% of total U.S. lodging supply and had grown to 6.8% by 2011. We believe that supply growth in the extended stay lodging segment has both been a result of and continues to drive change in customer needs and preferences for the value that our product offers. We believe there is significant room for extended stay supply to continue to increase its market share relative to the overall lodging industry. Extended stay room supply grew 2.5% in 2012 but still remained below the extended stay segment’s historic average supply growth of 4.8% annually since 2005 according to The Highland Group. The total extended stay supply growth for 2012 was mostly driven from increases in the number of economy and upscale extended stay rooms, while mid-price extended stay supply growth was only 1.4%. As the extended stay segment continues to increase in size and customer awareness, we believe that more guests will opt for extended stay hotels as an alternative to traditional hotels.

	Extended Stay Hotel Average Occupancy Rates (%)
Segment	2005	2006	2007	2008	2009	2010	2011	2012
Economy	80.3%	79.6%	78.1%	74.0%	69.3%	74.7%	78.0%	79.0%
Mid-price	72.7%	69.8%	69.8%	65.1%	62.8%	70.3%	72.0%	70.8%
Upscale	77.9%	77.2%	76.0%	73.1%	67.9%	73.3%	75.6%	76.5%
All extended stay hotels	76.1%	74.5%	73.8%	70.1%	66.2%	72.4%	74.7%	74.8%
Overall U.S. lodging industry	63.1%	63.3%	63.1%	60.3%	54.5%	57.5%	59.9%	61.4%

	Extended Stay ADR ($)
Segment	2005	2006	2007	2008	2009	2010	2011	2012
Economy	$30.74	$33.74	$34.32	$33.25	$31.14	$29.77	$30.56	$32.01
Mid-price	$57.21	$63.20	$65.40	$66.76	$57.38	$54.53	$58.27	$63.46
Upscale	$103.83	$111.69	$118.98	$121.96	$110.67	$109.64	$112.88	$119.08
All extended stay hotels	$68.45	$75.24	$79.49	$81.62	$72.65	$70.73	$73.60	$78.64

	Extended Stay RevPAR ($)
Segment	2005	2006	2007	2008	2009	2010	2011	2012
Economy	$24.68	$26.84	$26.81	$24.60	$21.58	$22.22	$23.83	$25.28
Mid-price	$41.56	$44.13	$45.66	$43.49	$36.02	$38.32	$41.93	$44.92
Upscale	$80.90	$86.25	$90.41	$89.17	$75.12	$80.38	$85.33	$91.06
All extended stay hotels	$52.12	$56.08	$58.70	$57.18	$48.06	$51.21	$54.96	$58.80

Source: The Highland Group

BUSINESS

Our Company

We are the largest owner/operator of company-branded hotels in North America. Our business operates in the extended stay lodging industry, and we own and operate 682 hotel properties comprising approximately 75,900 rooms located in 44 states across the United States and in Canada. We own and operate 630 of our hotels under the core brand, Extended Stay America, which serves the mid-price extended stay segment, and accounts for approximately half of the segment by number of rooms in the United States. In addition, we own and operate three Extended Stay Canada hotels, 49 hotels in the economy extended stay segment under the Crossland Economy Studios and Hometown Inn brands, and also manage two Extended Stay America hotels. We have entered into an agreement to acquire our two managed Extended Stay America hotels for $16.5 million, subject to certain adjustments. This acquisition is expected to close after the consummation of this offering. For the year ended December 31, 2012, we had total revenues of $1.0 billion, Adjusted EBITDA of $434.3 million and net income of $22.3 million. See “Summary Historical and Unaudited Pro Forma Consolidated and Combined Financial and Other Data” for a definition of Adjusted EBITDA and a reconciliation to net income.

Our extended stay hotels are designed to provide an affordable and attractive alternative to traditional lodging or apartment accommodations and are targeted toward self-sufficient, value-conscious guests. Our hotels feature fully-furnished rooms with in-room kitchens, complimentary grab-and-go breakfast, free WiFi, flat screen TVs and limited housekeeping service, which is typically provided on a weekly basis. Our guests include business travelers, professionals on temporary work or training assignments, persons relocating, temporarily displaced or purchasing a home and anyone else in need of temporary housing. These guests generally rent accommodations on a weekly or longer term basis.

We believe that extended stay hotels generally have higher operating margins and lower occupancy break-even thresholds compared to traditional hotels, primarily as a result of the efficiencies of a longer average length of stay with lower guest turnover and lower operating expenses. In 2012, our average length of stay was approximately 28 days, while the average length of stay for traditional hotels was approximately 2.5 days, and our average occupancy was 73.3% as compared to that of the overall U.S. lodging industry, which was 61.4%. For the same time period, our hotels generated property-level hotel operating margins greater than 50% compared to approximately 32% for the overall U.S. lodging industry calculated based on comparable data from Smith Travel Research.

We were founded in January 1995 as a developer, owner and operator of extended stay hotels. Following a period focused primarily on new development, we became a consolidator of hotel properties by selectively acquiring extended stay companies and hotels, ultimately creating the largest mid-price extended stay company in the United States. We were acquired out of bankruptcy by the Sponsors in October 2010. We now operate an extended stay hospitality platform with approximately 10,400 employees and are led by a management team with extensive public company experience in hospitality, consumer retail and service businesses.

Our Recent Operating History

When they acquired us, our Sponsors recognized that despite our unparalleled scale in the mid-price extended stay segment, national footprint and high quality, predominantly coastal locations, our RevPAR was significantly lower than our nearest competitors in the mid-price extended stay segment. Our Sponsors believed this difference was due to several factors, including (i) under-capitalized hotels across the portfolio due to the severe constraints on our access to capital prior to the Acquisition Date as a result of financial distress and an over-leveraged capital structure, (ii) a lack of brand awareness and strategy as a result of no clear, national brand identity with five disparate brands and limited marketing initiatives and (iii) an operating platform that lacked industry standard practices, including sophisticated revenue management systems. In response, we recruited a highly qualified management team with extensive experience in real estate, hospitality, consumer-facing and brand-based businesses.

Our chief executive officer, James L. Donald, has over 35 years of experience in multiple-unit consumer-facing and brand-based industries, including, as the president and chief executive officer of Starbucks. Our chief financial officer, Peter J. Crage, has over 20 years of experience in the leisure industry, including most recently as the chief financial officer of Cedar Fair Entertainment Company, a regional amusement-resort company. Our chief marketing officer, Thomas Seddon, has over 20 years of experience in the hospitality industry, including most recently as the chief marketing officer of InterContinental Hotels Group from 2007 to 2011.

Our new management team has implemented significant improvements in the business, including improving the quality of our hotels through significant capital investment, initiating and substantially completing the rebranding of our mid-price extended stay hotel properties under the core Extended Stay America brand, increasing marketing to improve brand awareness and developing a company-wide culture and processes around service excellence. Together, we believe these initiatives will increase demand and attract guests who are willing to pay a higher rate for an improved product and service offering, will enable us to narrow the significant RevPAR difference that exists between us and our nearest competitors in the mid-price extended stay segment and continue to position us to grow our business.

Our performance has improved significantly since the Acquisition Date, which we believe is in large part to the industry recovery. However, we are beginning to realize the benefits of our recently implemented capital, brand and marketing initiatives, and we believe these initiatives will continue to drive our internal growth. Since the Acquisition Date, we have:

•	Increased our ADR 25.9% from $41.63 to $52.34 for the twelve months ended September 30, 2010 and June 30, 2013, respectively;

•	Increased our RevPAR 25.0% from $31.00 to $38.74 for the twelve months ended September 30, 2010 and June 30, 2013, respectively;

•	Invested $455.1 million of capital into our properties as part of a $626.4 million capital program that will include the renovation of 633 properties; and

•

Realized Adjusted EBITDA growth of 43.9% for the twelve months ended June 30, 2013 compared to the year ended December 31, 2010 and Adjusted EBITDA growth of 21.9% for the six months ended June 30, 2013 compared to the six months ended June 30, 2012.

Our Brands

We own and operate substantially all of our hotels under the core Extended Stay America brand and, during 2013, we expect to complete a rebranding program to consolidate the remaining hotels that are currently operated under the former brand portfolio of Homestead Studio Suites, Studio Plus and Extended Stay Deluxe under this single brand. Our Extended Stay America-branded hotels feature:

•	In-room kitchens;

•	Free WiFi;

•	Free grab-and-go breakfast;

•	Flat screen TVs with premium cable channels;

•	On-site guest laundry;

•	Iron and full-sized ironing board; and

•	Unlimited local phone service.

Upon completion of our rebranding effort, there will be 632 Extended Stay America hotels with approximately 69,600 rooms in the United States and three hotels with 500 rooms in Canada under the Extended Stay Canada brand.

Additionally, we will continue to own and operate 47 hotels with approximately 5,900 rooms under the Crossland Economy Studios brand and two hotels with 265 rooms under the Hometown Inn brand. Crossland and Hometown Inn operate in a lower price tier than Extended Stay America-branded hotels, offering fewer amenities and smaller room sizes and primarily appeal to guests with longer duration stays.

	Pre-Rebranding		Post-Rebranding
Brands	Hotels	Rooms	Hotels	Rooms

	362	40,018	632	69,562

	34	4,399	47	5,892

	—	—	3	500

	2	265	2	265

	131	16,751	—	—

	109	11,248	—	—

	46	3,538	—	—

Total	684	76,219	684	76,219

Our Competitive Strengths

We believe that our scale, national footprint, high quality portfolio, low cost operating model and highly qualified management team differentiate us from other lodging competitors and position us to execute our business and growth strategies. Our competitive strengths include the following:

The Market Leader in the Mid-Price Extended Stay Segment. We are the largest owner/operator by number of hotel rooms in the mid-price extended stay segment, which we believe is an underserved segment in the overall U.S. lodging industry with a meaningful share of extended stay demand staying in traditional hotels. The extended stay segment has experienced continued growth, even through several economic downturns, as evidenced by 20 consecutive years of growth in rooms sold. In 2012, the overall extended stay market represented approximately 7.4% of U.S. room supply; however, stays longer than five nights represented approximately 22% of total U.S. room demand. We own approximately 69,300 mid-price extended stay hotel rooms in the United States, which account for approximately half of the mid-price extended stay rooms and over two times the number of rooms than our next largest mid-price extended stay competitor. We believe our scale, combined with our recent branding and marketing initiatives focused on our core Extended Stay America brand, enables us to operate with a clear national brand identity. We also believe that we are uniquely positioned to benefit from economies of scale that translate into advantages in revenue generation, purchasing goods and services and leveraging central operating costs efficiently.

National Footprint with High Quality Locations. We believe we have high quality real estate locations with strong demand drivers, with more than 50% of our portfolio located in the 25 most populated MSAs in the United States. For the twelve months ended June 30, 2013, we generated approximately two-thirds of our hotel operating profit from hotels in coastal states, which we consider to be supply-constrained markets. For example, we own and operate 85 hotel properties in California, while our next largest operating competitor in the mid-

price extended stay segment had only 15 hotels in California as of December 31, 2012. Our broad and diversified footprint, with no single property representing more than 1.0% of our total revenues, also reduces the risk of volatility due to local market conditions.

Fully Integrated Business Provides Significant Operational Control. Our fully integrated owner/operator model is unique relative to our main lodging competitors, which are primarily franchise businesses that generally own and control only a small portion of their hotels. We believe that our ability to control our real estate and operate nearly all of our hotels under a single brand will allow us to adapt more rapidly than our competitors to meet the ongoing needs of our guests and drive performance throughout economic cycles. Importantly, we are able to implement brand and service enhancements across our portfolio without the lengthy consultation process common to a typical franchise model, allowing for a higher speed of change. As an example, we have substantially completed a rebranding of 633 hotels in less than two years, which we believe represents one of the largest hotel rebrandings over such a short time period. Our decision to strategically invest in unifying our brands and improving our amenity offering early in the current lodging cycle allows for an extended period in which we can benefit from our investment. We believe our model provides a sustainable competitive advantage for growth and has proven successful for leading consumer branded companies, such as Starbucks, Walmart or Target, that have demonstrated the strength of an integrated owner/operator model in delivering a consistent customer experience.

High Operating Margins Drive Attractive Cash Flow Characteristics. Our hotels have historically generated high hotel operating margins and attractive cash flows. Our revenues are principally room revenues, which typically have higher margins relative to ancillary revenues, such as food and beverage revenues. Our hotels also have low fixed hotel operating costs, including low fixed overhead and labor costs, compared to traditional hotels that have higher guest turnover and/or larger public and meeting spaces, and as a result have higher fixed operating costs. Our high hotel operating margins drive strong free cash flow, which we can reinvest in our business, distribute to shareholders or repay debt. Furthermore, we expect that our revenue enhancing strategies, which are primarily directed toward improving ADR, will produce revenues with high incremental operating margins.

Highly Qualified Management Team. Our executive management team has extensive experience in real estate, hospitality and consumer-facing and brand-based companies, including Starbucks, Cedar Fair Entertainment, InterContinental Hotels Group, La Quinta Inns, Morgans Hotels, Subway, Albertson’s, Pathmark, Safeway, Walmart and Lowe’s. Our chief executive officer, James L. Donald, has over 35 years of experience in consumer-facing and brand-based industries, including having served as the president and chief executive officer of Starbucks. Our chief financial officer, Peter J. Crage, has over 20 years of experience in the leisure industry, including most recently as the chief financial officer of Cedar Fair Entertainment Company, a regional amusement-resort company. Our chief marketing officer, Thomas Seddon, has over 20 years of experience in the hospitality industry, including as the chief marketing officer of InterContinental Hotels Group.

Our Business and Growth Strategies

We have three main goals: improving the overall experience for our customers; creating an exceptional workplace for our associates; and increasing shareholder value. Our first goal is to become the most recognized and popular brand in the extended stay market by combining great practical value in our hotels with a passionate service attitude that makes customers feel like a guest in our home. Our second goal is to provide an exceptional workplace for our associates, operating with a set of shared values. These two goals are essential to achieving our third goal of creating superior value for shareholders. We believe that accomplishing these goals will enable us to increase ADR and to narrow the significant RevPAR difference that exists between us and our nearest competitors in the mid-price extended stay segment, which we believe will result in higher hotel operating margins and profitability. We estimate that in 2012 each $1 increase in ADR across our portfolio would have increased our EBITDA by approximately $17 to $19 million, assuming all other variables remained constant. We strive to achieve these goals through the following strategies:

Capitalize on Strategic Investment in Portfolio. We are in the advanced stages of executing a phased capital investment program across our portfolio in order to drive incremental market share gains. We expect to spend more than $625 million of capital from the Acquisition Date through the end of the first quarter of 2014, pursuant to our hotel reinvestment program, as well as maintenance and deferred capital expenditures. As of June 30, 2013, we have made significant progress on these initiatives and have spent approximately $455.1 million. The capital investments include our hotel reinvestment program of approximately $383.3 million, of which $262.6 million has been spent as of June 30, 2013. This program is dedicated to our revenue enhancing Platinum renovation and Silver refresh programs to upgrade 633, or approximately 93%, of our hotels. During this period we will also spend $171.2 million on maintenance capital expenditures, of which $122.2 million has been spent as of June 30, 2013. Additionally, we will spend $71.9 million on capital expenditures to address deferred maintenance that existed prior to the Acquisition Date, of which $70.3 million had been spent as of June 30, 2013. Given the capital spend to date, we believe we have addressed the most significant deferred maintenance needs of our hotels.

We believe that our capital investments are driving significant room rate and EBITDA growth and incremental RevPAR market share gains. For example, as of June 30, 2013, we owned 42 hotels for which we had results for the Post-Renovation Period. These hotels demonstrated RevPAR growth of 28.2% and RevPAR Index growth of 7.5% in the Post-Renovation Period as compared to the Pre-Renovation Period. Furthermore, the majority of the growth was achieved through increases in ADR, which grew 26.3% over the time period. As such, we believe that our capital investment program is not only improving the quality of our hotels and allowing us to increase market share but also yielding attractive financial returns.

While we have already begun to realize the benefits of these initiatives, we expect that a significant amount of the return from our capital investments will still be realized. Additionally, we may have additional opportunities to expand our hotel reinvestment program as we identify additional hotels for upgrade. In addition, while we attribute this growth primarily to our capital reinvestment program, we also believe that this improvement has benefited from the implementation of our other initiatives, including the rebranding, increased marketing and service initiatives. The primary focus of this expansionary investment has been on our mid-price Extended Stay America hotels and we will continue to invest in our economy-price Crossland Economy Studios hotels as appropriate.

Implement Marketing Strategy and Increase Brand Awareness. We have made strategic investments in marketing initiatives, which we believe will increase awareness and market penetration of our brands. In addition to tripling our marketing spend in 2012 compared to the prior year, we have invested in excess of $15 million in the consolidation of our core Extended Stay America brand. The consolidation under a single Extended Stay America banner, redesigning of our logo and anticipated launch of our customer loyalty program are examples of our strategy to attract new guests. Additionally, our brand consolidation will allow us to concentrate our advertising efforts on a single brand rather than spreading them across several brands, which we believe will improve our ability to raise awareness of our product offering among both individual travelers and corporations. Over time, we believe our strengthened brand awareness will allow us to further build customer loyalty and increase demand. The strategic brand investment has and will continue to focus on improvements for our Extended Stay America brand, while our Crossland Economy Studios hotels are largely supported by company-wide initiatives, including local sales activity and online promotional spending.

Increase Revenues through Optimized Customer Mix. We believe there is an opportunity to increase ADR by optimizing customer mix and increasing the proportion of shorter duration guests (those with an average length of stay of less than 30 days). Such guests typically generate higher ADR as compared to our guests who have longer duration stays. This strategy involves both building demand for our hotels and optimizing the yield from our room inventory. We will also target more corporate customers who are willing to pay a higher rate for our improved portfolio and value proposition. In order to facilitate these initiatives, we plan to invest in new technology platforms, including automated revenue management systems, a CRM program and a loyalty program.

Improve Margins by Upgrading Our Operational Practices. We intend to drive profitability and cash flows by improving operating efficiencies in our business and implementing industry standard practices in areas in which we have been less sophisticated than some of our competitors across both our Extended Stay America and Crossland Economy Studios brands. We have identified specific areas for operating improvements that include enhancement of our central reservation and yield management system, procurement systems, human resources management tools and technology to manage back office administration and workflow. We have tightened cost controls and implemented strict cash management practices at our hotel properties to significantly reduce cash leakage and to improve overall property margins and flow-through to cash flow. We believe implementing these industry-tested techniques offers a low risk path to margin improvement.

Pursue Disciplined Expansion of Our Footprint through Select Acquisitions and Conversions. We believe extended stay hotel ownership is highly fragmented. We believe we can increase our scale by opportunistically acquiring hotels after careful evaluation of potential returns, condition of the hotels, duration of current license agreements and the anticipated capital requirements to upgrade or convert the hotel to meet our brand standards. Our growth and expansion is not limited by radius restrictions associated with franchise agreements, which allows us to add new hotels to meet additional demand within existing markets in which we already operate. In addition, we believe that our scale and experience in the mid-price extended stay segment will allow us to achieve operational and overhead cost synergies in hotel properties that we acquire. We believe these growth opportunities will be primarily in the mid-price extended stay segment with our Extended Stay America brand.

Build a Culture Centered Around Executional Excellence. We have undertaken several company-wide initiatives to improve our guest experience and establish an employee culture centered on high quality and differentiated customer service. We have focused our efforts toward attracting, engaging and retaining a high quality workforce across our platform that we believe will allow us to achieve sustainable long-term success. Our culture is built around motivating and inspiring associate behavior through open communication with senior management that we believe fosters a high performance environment designed to meet our business objectives. Management believes these initiatives have started to produce a very positive response from our guests. For example, we have seen an increase in the quantity and an improvement in sentiment of reviews posted about our hotels, with a thirteen-fold increase in the number of our hotels receiving Trip Advisor’s Certificate of Excellence from 2012 to 2013.

We expect to achieve our goal of becoming the most recognized and popular brand in the extended stay market by consistently delivering on our D.A.N.C.E. motto as follows:

•	Delight our guests

•	Consistently clean

•	Rooms that give the most practical value for the guests’ money

•	Fun and genuine attitude

•	Activate our team

•	Helpful, welcoming, genuine people

•	Practical tools to do our jobs well

•	Proud to tell our friends who we work for

•	Neutralize costs

•	Using our scale to obtain discounts

•	Sharing what works and being brave enough to use the best of what others have done

•	Care for our community

•	We make associates and guests safe, and we make them feel safe

•	We extend a hand to our charities

•	Expand our revenue

•	Consistent and attention-getting messages everywhere

•	Clear, transparent pricing linked to offers

Our Sponsors

Centerbridge Partners, LP, which was established in 2005 and commenced operations in 2006, is a private investment firm focused on traditional private equity and credit investing and is headquartered in New York City. The firm employs over 50 investment professionals and, as of August 1, 2013, manages approximately $20 billion in capital. The Centerbridge team has in-depth industry experience across a variety of sectors, including hospitality, real estate, restaurants, retail, consumer, business services, communications, financial institutions, healthcare, industrial, media and transportation. Limited partners in Centerbridge’s funds include many of the world’s most prominent endowments, state and corporate pension funds and charitable trusts.

Paulson & Co. Inc. is an investment management firm specializing in event-driven strategies, including merger arbitrage, bankruptcy reorganizations and distressed credit, structured credit, recapitalizations, restructurings and other corporate events. As of August 1, 2013, Paulson managed approximately $18 billion and employed approximately 120 employees in offices located in New York, London and Hong Kong.

The Blackstone Group, LP is one of the world’s leading investment and advisory firms. Blackstone’s alternative asset management businesses include the management of corporate private equity funds, real estate funds, hedge fund solutions, credit-oriented funds and closed-end mutual funds. Blackstone also provides various financial advisory services, including financial and strategic advisory, restructuring and reorganization advisory and fund placement services. Through its different investment businesses, as of August 1, 2013, Blackstone had assets under management of approximately $230 billion.

Hotel Reinvestment Program

We have been performing significant hotel renovations and room refreshes to upgrade 633, or approximately 93%, of our hotels. We have developed a methodology for selecting specific hotels for our reinvestment program by evaluating potential returns based on multiple market and property specific variables. We created two levels of investment: the more extensive Platinum renovation package and the more limited Silver refresh package. Prior to executing either package at a hotel, management determines whether, in its view, the selected level of capital investment is likely to result in incremental revenues and profits and achieve a return on investment that would meet our return criteria.

A Platinum renovation generally requires approximately $1.0 million in spend per hotel. Platinum renovations typically include remodeling of common areas, new paint, carpet, signage, tile or vinyl flooring and counters in bathrooms and kitchens, as well as the refurbishment of furniture, replacement of aged mattresses and installation of new flat screen televisions, artwork, lighting and bedspreads. A Silver refresh generally requires approximately $150,000 in spend per hotel. Silver refreshes typically include the replacement of aged mattresses and installation of new flat screen televisions, lighting, bedspreads and signage.

In order to incorporate the results of previous investments into our decision making process, we have undertaken the reinvestment program in phases. As of June 30, 2013, we have completed Platinum renovations at 194 hotels and are in the process of implementing Platinum renovations at 128 additional hotels. We have completed Silver refreshes at 120 out of 128 of our future Platinum renovations already. Furthermore, we have completed Silver refreshes at 303 additional hotels and are in the process of implementing Silver refreshes at 8 other hotels. None of these 311 hotels are currently slated for a Platinum upgrade, but we expect to decide to upgrade some of them in the future. Given the more extensive nature of a Platinum renovation, a longer ramp-up time is expected in order to reach stabilization at post-renovation performance levels for Platinum renovations than for Silver refreshes.

The following table summarizes our projects that have been completed or on which work has begun for our hotel reinvestment program as of June 30, 2013:

Scope of Work	Number of Hotels		Expected Timing	Total Expected Cost (in millions)	Total Expected Remaining Cost (in millions)	Cumulative Costs Incurred through June 30, 2013 (in millions)
Hotel renovation (Platinum)	322	(1)	Q3 2011 – Q1 2014	$330.9	$112.5	$218.4
Room refresh (Silver)	311		Q4 2011 – Q3 2013	52.4	8.2	44.2

Total(2)	633			$383.3	$120.7	$262.6

(1)	Includes 22 hotels that were part of our initial pilot program.
(2)	Does not include approximately $171.2 million of maintenance capital expenditures, of which $122.2 million has been spent as of June 30, 2013, and approximately $71.9 million of capital expenditures to address deferred maintenance that existed prior to the Acquisition Date, of which $70.3 million has been spent as of June 30, 2013.

We believe that our capital investments are driving incremental market share at our renovated properties. We evaluate our hotel reinvestment program by calculating the ADR, occupancy, RevPAR and RevPAR Index performance of our renovated hotels. In general, it takes approximately three months to complete a Platinum hotel renovation (period from commencement to completion of renovations, the “Renovation Period”), during which we experience temporary disruption and weakened performance at the hotel. Following the Renovation Period, it typically takes an additional three months for the hotel to return to occupancy levels approximating Pre-Renovation Period levels (such three-month period, the “Ramp-Up Period”). In order to better analyze the improvements associated with our investments, we have developed a methodology that adjusts for the impact of the temporary disruption associated with both the Renovation and Ramp-Up Periods. In particular, we compare the performance over a twelve-month period starting the month after the completion of the Ramp-Up Period (the “Post-Renovation Period”) to the performance over a twelve-month period ending the month prior to the commencement of the renovations (the “Pre-Renovation Period”). As of June 30, 2013, we owned 42 hotels for which we had results for the Post-Renovation Period. These hotels demonstrated RevPAR growth of 28.2% and RevPAR Index growth of 7.5% in the Post-Renovation Period as compared to the Pre-Renovation Period. Furthermore, the majority of the growth was achieved through increases in ADR, which grew 26.3% over the time period. While we attribute this growth primarily to our capital reinvestment program, we also believe that this improvement has benefited from the implementation of our other initiatives including the re-branding, increased marketing and service initiatives. Although we have already begun to realize the benefits of these initiatives, we expect that a significant amount of the return from our capital investments will be realized in the future. In addition, we believe we will have further opportunities to expand our hotel reinvestment program as we upgrade additional hotels.

The following table shows a summary of results of the 42 hotels for which we had results for the Post-Renovation Period as of June 30, 2013:

	Pre-Renovation Period	Post-Renovation Period	Post-Renovation Change (%)
Occupancy	81.4%	82.6%	1.5%
ADR	$56.65	$71.54	26.3%
RevPAR	$46.09	$59.11	28.2%
RevPAR Index	89.0	95.7	7.5%

No assurance can be given that the performance gains discussed above, and the related investment returns, will continue in this manner and continue to meet or exceed our expectations. Furthermore, no assurance can be given that future investments in our hotel properties will produce similar performance improvements, that such investments will produce results that meet or exceed our expectations or that such investments will produce any improvements or returns on investment.

Sales, Marketing and Reservations

Our sales team is made up of approximately 115 sales professionals focused on growing our business with key accounts, building relationships with new customers and coaching our property operation teams on local sales. We are organized regionally, or by account, and our team focuses on the following customers: major Fortune 500 companies; small and medium sized businesses; travel agencies; relocation and staffing consultants; and medical, technology, government and educational organizations. Approximately 40% of our revenue in 2012 was derived from accounts managed by this team. Our upgraded brand and amenity offering now allows our sales force to target a broader corporate customer base. We believe further penetration of corporate accounts will yield a more profitable customer base.

We seek to maximize revenue in each hotel through our revenue management team, made up of approximately 35 associates. They are responsible for determining prices and managing the availability of room inventory to different channels and customer segments. Historically, we had very limited staffing and focus on this area. In the last two years, we have significantly expanded our staffing and investment in revenue management. We have centralized our approach and developed several analytical tools to inform pricing and inventory decisions. We believe we have an opportunity to further improve the team’s effectiveness and efficiency by deploying an automated revenue management system.

Our marketing strategy is focused on growing awareness of our brands and demand for our hotels through a combination of media channels, including TV, print and radio, public relations and email marketing. We also put a significant emphasis on our internet activity, buying search engine placement, internet display advertising and other media to drive traffic to our website. We have not yet initiated our loyalty program but do maintain a customer database and use it for targeted marketing activity. Additionally, we have introduced marketing in new channels, such as TV and radio, in part to support our consolidation under a single brand.

We use a central reservation system to provide access to our hotel inventory through a wide variety of channels—property-direct, our central call center, our desktop and mobile websites, travel agency global distribution systems and our wholesale and online distribution booking partners. We outsource our reservation system, our call center and management of our website. For the year ended December 31, 2012, approximately 68% of our revenue was derived from property-direct reservations, approximately 4% was derived from our central call center, approximately 16% was derived from our own proprietary website, approximately 8% was derived from online booking partners and approximately 3% was derived from global distribution systems. We believe we also have an opportunity to increase the power and reach of our distribution network by enhanced connections with additional agency, merchant and wholesale partners.

Competition

We operate in a highly competitive industry. Competition in the lodging industry is based on a number of factors, including room rates, quality of accommodations, service levels, convenience of location, reputation, reservation systems, name recognition and the supply and availability of lodging in local markets, including short-term lease apartments and limited service hotels. Competitors may include new participants in the lodging industry generally and participants in other segments of the lodging industry that may enter the extended stay segment. They may also include existing participants in the extended stay segment that may increase their product offerings to include facilities in the budget, economy or mid-price segments. We also compete for travelers with hotels outside the extended stay segment as well as serviced apartments. See “Our Industry—U.S. Extended Stay Segment” for a chart of our competitors in the extended stay segment. Competition is for both quality locations to build new facilities and for guests to fill and pay for those facilities. We also face competition from third-party internet travel intermediaries, such as Priceline.com, Expedia.com and Travelocity.com, and specialized intermediaries that locate and reserve hotel rooms for corporate lodgers. See “Risk Factors—Risks Related to the Lodging Industry—We operate in a highly competitive industry.”

Employees

We employ approximately 10,400 employees. Approximately 10,100 of these employees are property-level employees, comprised of approximately 3,200 full time employees and approximately 6,900 part time employees. None of our employees are represented by unions or covered by collective bargaining agreements. We consider our relations with our employees to be good.

Environmental Matters

Our hotel properties are subject to various federal, state and local environmental laws that impose liability for contamination. Under these laws, governmental entities have the authority to require us, as the current or former owner of the property, to perform or pay for the clean-up of contamination (including hazardous substances, waste or petroleum products) at or emanating from the property and to pay for natural resource damage arising from contamination. These laws often impose liability without regard to whether the owner or operator knew of or caused the contamination. Such liability can be joint and several, so that each covered person can be responsible for all of the costs involved, even if more than one person may have been responsible for the contamination. We can also be liable to private parties for costs of remediation, personal injury and death and/or property damage resulting from contamination at or emanating from our hotel properties. Moreover, environmental contamination can affect the value of a property and, therefore, an owner’s ability to borrow funds using the property as collateral or to sell the property on favorable terms or at all. Furthermore, persons who sent waste to a waste disposal facility, such as a landfill or an incinerator, may be liable for costs associated with cleanup of that facility.

Recent Phase I environmental assessments have been obtained for each of our hotel properties. The Phase I environmental assessments were intended to identify potential contamination, but did not include any invasive sampling procedures, such as soil or ground water sampling. The Phase I environmental assessments identified a number of known or potential environmental conditions associated with historic uses of the hotel properties or adjacent properties. However, the Phase I environmental assessments did not identify any environmental liability that we believe would have a material adverse effect on our business, assets, results of operations or liquidity. It is possible that these environmental assessments did not reveal all potential environmental liabilities, such as the presence of former underground tanks for the storage of petroleum-based or waste products, that could create a potential for release of hazardous substances. In addition, it is possible that environmental liabilities have arisen since the assessments were completed. No assurances can be given that (i) future regulatory requirements will not impose any material environmental liability, or (ii) the current environmental condition of our hotel properties will not be affected by the condition of properties in the vicinity of our hotel properties (such as the presence of leaking underground storage tanks) or by third parties unrelated to us.

We have obtained environmental insurance with respect to each of our hotel properties, subject to limits, deductibles and exclusions customarily carried for similar properties. We believe that the environmental insurance policies are appropriate and adequate given the relative risk of loss, the cost of the coverage and industry practice; however, our environmental insurance coverage may not be sufficient to fully cover our losses.

In addition, our hotels (including our real property, operations and equipment) are subject to various federal, state and local environmental, health and safety regulatory requirements that address a wide variety of issues, including, but not limited to, the use, management and disposal of hazardous substances and wastes, air emissions, discharges of waste materials (such as refuge or sewage), the registration, maintenance and operation of our boilers and storage tanks, asbestos, and lead-based paint. Some of our hotels also routinely handle and use hazardous or regulated substances and wastes as part of their operations, which are subject to regulation (for example, swimming pool chemicals or biological waste). Our hotels incur costs to comply with these environmental, health and safety laws and regulations, and if these regulatory requirements are not met or become more stringent in the future, or unforeseen events result in the discharge of dangerous or toxic substances at our hotel properties, we could be subject to increased costs of compliance, fines and penalties for non-compliance, and material liability from third parties for harm to the environment, damage to real property or personal injury and death. We are aware of no past or present environmental liability for non-compliance with environmental, health and safety laws and regulations that we believe would have a material adverse effect on our business, assets or results of operations.

Certain hotels we currently own or those we acquire in the future contain, may contain, or may have contained ACM. Environmental, health and safety laws require that ACM be properly managed and maintained, and include requirements to undertake special precautions, such as removal or abatement, if ACM would be disturbed during maintenance, renovation or demolition of a building. These laws regarding ACM may impose fines and penalties on building owners, employers and operators for failure to comply with these requirements or expose us to third-party liability. We are not presently aware of any ACM at our hotel properties that would result in a material adverse effect on our business, assets or results of operations.

In addition, when excessive moisture accumulates in buildings or on building materials, mold growth may occur, particularly if the moisture problem remains undiscovered or is not addressed over a period of time. Some molds may produce airborne toxins or irritants. Concern about indoor exposure to mold has been increasing as exposure to mold may cause a variety of adverse health effects and symptoms, including allergic or other reactions. As a result, the presence of significant mold at any of our hotel properties could require us to undertake a costly remediation program to contain or remove the mold from the affected property. In addition, the presence of significant mold could expose us to liability from our guests, employees and others if property damage or health concerns arise. We are not presently aware of any indoor air quality issues at our hotel properties that would result in a material adverse effect on our business, assets or results of operations.

Regulation

A number of states and local governments regulate the licensing of hotels by requiring registration, disclosure statements and compliance with specific standards of conduct. We believe that each of our hotels has the necessary permits and approvals to operate its respective business, and we intend to continue to obtain these permits and approvals for any new hotels. We are also subject to laws governing our relationship with our employees, including minimum wage requirements, overtime, working conditions and work permit requirements. An increase in the minimum wage rate, employee benefit costs or other costs associated with employees could materially adversely affect our business. There are frequently proposals under consideration, at the federal and state levels, to increase the minimum wage.

Under the ADA, all public accommodations are required to meet certain federal requirements related to access and use by disabled persons. We attempt to satisfy ADA requirements in the designs for our hotels, but we cannot assure you that we will not be subjected to a material ADA claim. If that were to happen, we could be ordered to spend substantial sums to achieve compliance, fines could be imposed against us, and we could be required to pay damage awards to private litigants. The ADA and other regulatory initiatives could materially adversely affect our business as well as the lodging industry in general.

Insurance

We currently have the types and amounts of insurance coverage that we consider appropriate for a company in our business. While we believe that our insurance coverage is adequate, our business, results of operations and financial condition could be materially adversely affected if we were held liable for amounts exceeding the limits of our insurance coverage or for claims outside the scope of our insurance coverage.

Properties

As of June 30, 2013, we had 684 hotels in operation. The average age of our hotel properties at June 30, 2013 was 14.9 years. We are under long-term ground leases at four of our hotel properties with initial terms terminating at various dates between 2016 and 2096 with most leases including multiple renewal options for generally five or 10 year periods. Other than our two managed hotel properties, and the four ground leases described above, all remaining hotel properties and grounds are fully owned. The following table shows certain information regarding those hotels.

State/Country	Hotels	Number of Rooms	% of Total Rooms
California	85	10,310	13.5%
Texas	69	7,817	10.3%
Florida	54	6,017	7.9%
Illinois	34	3,932	5.2%
North Carolina	33	3,421	4.5%
Virginia	30	3,291	4.3%
Georgia	30	3,248	4.3%
Ohio	30	2,878	3.8%
Washington	23	2,690	3.5%
Arizona	19	2,229	2.9%
New Jersey	19	2,224	2.9%
Michigan	19	2,114	2.8%
Colorado	17	2,095	2.7%
Maryland	19	2,063	2.7%
Tennessee	19	2,015	2.6%
Missouri	16	1,724	2.3%
Pennsylvania	16	1,713	2.2%
Massachusetts	13	1,434	1.9%
New York	11	1,323	1.7%
Indiana	13	1,228	1.6%
South Carolina	11	1,102	1.4%
Minnesota	10	1,043	1.4%
Oregon	7	898	1.2%
Kentucky	10	892	1.2%
Louisiana	7	791	1.0%
Kansas	7	767	1.0%
Alabama	7	692	0.9%
Wisconsin	6	664	0.9%
Nevada	5	652	0.9%
Utah	5	622	0.8%
Connecticut	5	570	0.7%
Canada	3	500	0.7%
Oklahoma	5	474	0.6%
New Mexico	4	459	0.6%
Alaska	4	420	0.6%
Rhode Island	4	403	0.5%
Arkansas	3	305	0.4%
Mississippi	3	273	0.4%
Montana	2	208	0.3%
Iowa	2	190	0.2%
Delaware	1	142	0.2%
Idaho	1	107	0.1%
New Hampshire	1	101	0.1%
Maine	1	92	0.1%
Nebraska	1	86	0.1%

Total	684	76,219	100.0%

In addition to our leased hotels, we lease our corporate headquarters in Charlotte, North Carolina. The initial lease term expires in August 2021 with two additional five year renewal terms. Our offices are sufficient to meet our present needs, and we do not anticipate any difficulty in securing additional office space, as needed, on terms acceptable to us.

Legal Proceedings

We are from time to time subject to various claims and lawsuits incidental to our business. In the opinion of management, these claims and suits, individually or in the aggregate, will not have a material adverse effect on our consolidated financial statements, results of operations or liquidity.

MANAGEMENT

The following table sets forth certain information regarding the expected executive officers and directors of the Company and ESH REIT after giving effect to the Pre-IPO Transactions:

Name	Age	Position with the Company	Position with ESH REIT
James L. Donald	59	Chief Executive Officer	Chief Executive Officer
Peter J. Crage	51	Chief Financial Officer	Chief Financial Officer
Thomas Seddon	45	Chief Marketing Officer	—
Jonathan S. Halkyard	48	Chief Operating Officer	—
Victoria Plummer	40	Executive Vice President, Hotel Operations	—
M. Thomas Buoy	45	Executive Vice President, Pricing and Revenue Optimization	—
Ross W. McCanless	55	Chief Legal Officer and General Counsel	Chief Legal Officer
Robert Joyce	68	Executive Vice President, Human Resources	—
Howard J. Weissman	44	Corporate Controller	—
Douglas G. Geoga	58	Chairman	Director Nominee
William Kussell	53	Director	—
Richard F. Wallman	62	Director	Director Nominee
A.J. Agarwal*	47	Director Nominee	—
Michael Barr*	42	Director Nominee	—
William D. Rahm*	35	Director Nominee	—
Chris Daniello	28	—	Director Nominee
Ty Wallach	42	—	Director Nominee

*	Current member of the board of managers of ESH REIT.

James L. Donald has served as Chief Executive Officer of HVM since February 2012 and, following the Pre-IPO Transactions, will serve as Chief Executive Officer of the Company and ESH REIT. From October 2009 until March 2011, Mr. Donald served as the President and Chief Executive Officer of Haggen, Inc., the Pacific Northwest’s largest independent grocer. Previously, Mr. Donald was President and Chief Executive Officer and a director of Starbucks Corporation from April 2005 to January 2008. From October 2004 to April 2005, Mr. Donald served as Starbucks’ CEO designate. From October 2002 to October 2004, Mr. Donald served as President of Starbucks, North America. Prior to joining Starbucks, Mr. Donald served from October 1996 to October 2002 as Chairman, President and Chief Executive Officer of Pathmark Stores, Inc., a supermarket chain. He has also served in a variety of senior management positions with Albertson’s, Inc., Safeway, Inc. and Walmart Stores, Inc. Mr. Donald currently serves on the board of directors of Barry Callevaut Ag-reg.

Peter J. Crage has served as Chief Financial Officer of HVM since July 2011 and, following the Pre-IPO Transactions, will serve as Chief Financial Officer of the Company and ESH REIT. From July 2005 to June 2011, Mr. Crage served as the Executive Vice President and Chief Financial Officer of Cedar Fair Entertainment Company, a regional amusement-resort company. Prior to that, he served as Cedar Fair’s Corporate Controller and Treasurer.

Thomas Seddon has served as Chief Marketing Officer of HVM since April 2012 and, following the Pre-IPO Transactions, will serve in the same position at the Company. From November 2007 to July 2011, Mr. Seddon served as Chief Marketing Officer of InterContinental Hotels Group PLC. Mr. Seddon also served as Chief Executive Officer of Subway Franchisee Advertising Fund Trust from December 2004 to April 2007. From November 1994 to December 2004, Mr. Seddon served in a variety of brand management, technology and pricing roles with InterContinental Hotels Group PLC, including Senior Vice President, Americas Brands and Senior Vice President, Strategic Services.

Jonathan S. Halkyard will serve as Chief Operating Officer of HVM effective September 30, 2013 and, following the Pre-IPO Transactions, will serve in the same position at the Company. From July 2012 to September 2013, Mr. Halkyard served as Executive Vice President and Chief Financial Officer of NV Energy, Inc., a holding company providing energy services and products in Nevada, and its wholly-owned subsidiaries, Nevada Power Company and Sierra Pacific Power Company. From March 1999 to May 2012, Mr. Halkyard held various positions with Caesars Entertainment Corporation (formerly known as Harrah’s Entertainment, Inc.), including Vice President (2002 to 2005), Treasurer (2003 to 2010), Senior Vice President (2005 to 2010), Executive Vice President (2010 to 2012) and Chief Financial Officer (2006 to 2012). Mr. Halkyard currently serves on the board of directors of Dave & Buster’s, Inc.

Victoria Plummer has served as Executive Vice President, Hotel Operations of HVM since September 2007 and, following the Pre-IPO Transactions, will serve in the same position at the Company. Ms. Plummer has held positions of increasing responsibility since joining Extended Stay in 1998, including as General Manager and Regional Director. Prior to 1998, Ms. Plummer served as a General Manager with La Quinta Inns Inc. Ms. Plummer served as an executive officer of the Predecessor at the time it filed for protection under the Bankruptcy Code in June 2009.

M. Thomas Buoy has served as Executive Vice President, Pricing and Revenue Optimization of HVM since August 2011 and, following the Pre-IPO Transactions, will serve in the same position at the Company. From December 1999 to August 2011, Mr. Buoy held various positions with Morgans Hotel Group Co. (formerly Ian Schrager Hotels). He served as Senior Vice President of Customer Marketing and Revenue Management from 2005 to 2007, as Vice President of Distribution and Revenue Management from 2002 to 2005 and as Corporate Director of Revenue Management from 1999 to 2002. Mr. Buoy also served as a Manager in Ernst & Young’s Hospitality Services Group.

Ross W. McCanless has served as Chief Legal Officer and General Counsel of HVM since May 2012 and General Counsel since April 2013 and, following the Pre-IPO Transactions, will serve in the same positions at the Company and ESH REIT. From June 2006 to May 2012, he was a private investor. From May 2003 to May 2006, Mr. McCanless was Senior Vice President, General Counsel and Secretary of Lowe’s Companies, Inc. From June 1989 to August 2003, Mr. McCanless held various positions with Food Lion, LLC (later Delhaize America, Inc.) including General Counsel (1989 to 1999), Chief Executive Officer (1999 to 2002) and Vice-Chairman (2002 to 2003). Mr. McCanless currently serves on the board of directors of Kewaunee Scientific Corporation.

Robert Joyce has served as Executive Vice President, Human Resources of HVM since June 2012 and, following the Pre-IPO Transactions, will serve in the same position at the Company. From October 2008 to April 2011, Mr. Joyce served as President of Cranbury Advisors, a consulting services company specializing in human resources, labor relations and customer service. From April 2000 to May 2008, Mr. Joyce served as the Executive Vice President, Human Resources and Customer Relations of Pathmark Stores, Inc., a supermarket chain, and was responsible for all human resources activities, business planning, public relations, customer service and labor relations.

Howard J. Weissman has served as Corporate Controller of HVM since December 2011 and, following the Pre-IPO Transactions, will serve in the same position at the Company. From May 2009 to December 2011, Mr. Weissman worked at Campus Crest Communities, Inc., serving as Senior Vice President and Corporate Controller. From July 2007 through May 2009, Mr. Weissman was Controller and Chief Accounting Officer of EOP Operating Limited Partnership, LP, the private company successor to Equity Office Properties Trust, a commercial office real estate company owned by The Blackstone Group. From May 2003 through May 2007, Mr. Weissman served in a variety of positions with CarrAmerica Realty Corporation, a commercial office real estate company, including as Assistant Controller, Vice President of Shared Services and Controller.

Douglas G. Geoga has agreed to become a director of ESH REIT and has served as Chairman of the board of directors of the Company since July 2013. Mr. Geoga has also served as a non-voting member and the Non-

Executive Chairman of Holdings and Strategies Holdings since October 2010. Mr. Geoga is President and Chief Executive Officer of Salt Creek Hospitality, LLC, a privately-held firm engaged in making investments in the hospitality industry and providing related advisory services. Since October 2012, Mr. Geoga has also served as Executive Chairman of Foundations Recovery Network, LLC, an owner and operator of residential and outpatient substance abuse treatment centers. From November 2002 until December 2009, Mr. Geoga served as principal of Geoga Group, LLC, an investment and advisory consulting firm focused primarily on the hospitality industry. Until July 2006, Mr. Geoga’s primary occupation was serving as the President of Global Hyatt Corporation and as the President of Hyatt Corporation and the President of AIC Holding Co., the parent corporation of Hyatt International Corporation, both privately-held subsidiaries of Global Hyatt Corporation which collectively operated the Hyatt chain of hotels throughout the world. In addition, from 2000 through 2005, Mr. Geoga served as the President of Hospitality Investment Fund, LLC, a privately-held firm which was engaged in making investments in lodging and hospitality companies and projects. He also serves on the board of directors of Kemper Corporation.

Mr. Geoga’s history as president of Hyatt Corporation, a global leader in its industry, as well as his extensive experience in private business investment, brings to the board of directors of the Company the perspective of both an operating executive and one who is sophisticated in corporate investments and finance.

William Kussell has served as a director of the Company since July 2013. Mr. Kussell has served as a non-voting member of the board of managers of Holdings and Strategies Holdings since October 2010. Mr. Kussell is an Operating Partner at Advent International, focusing on the North American Consumer Retail Segment. He has been at Advent International since January 2010. Prior to joining Advent International, he was President and Chief Brand Officer for Dunkin Donuts World Wide from 1995 through 2009. He also serves on the board of directors of Bojangles’, Inc. and Modell’s Sporting Goods, Inc.

Mr. Kussell’s experience as the president of a retail food company with a well-known brand brings to the board of directors of the Company a deep understanding of the operational, governance and strategic matters involved in running a large scale corporation.

Richard F. Wallman has agreed to become a director of ESH REIT and has served as a director of the Company since July 2013. Mr. Wallman has also served as a non-voting member of the board of managers of Holdings and Strategies Holdings since May 2012. Mr. Wallman served as the Chief Financial Officer and Senior Vice President of Honeywell International Inc., a provider of diversified industrial technology and manufacturing products, and its predecessor AlliedSignal, from March 1995 until his retirement in July 2003. Mr. Wallman has also served in senior financial positions with IBM and Chrysler Corporation. He also serves on the board of directors of Roper Industries, Inc., Convergys Corporation, Dana Holding Corp., Tornier N.V. and Charles River Laboratories International, Inc.

Mr. Wallman’s extensive financial background brings to the board of directors of the Company a significant understanding of the financial issues and risks that affect Extended Stay. Mr. Wallman also serves on the boards of other diverse publicly held companies, which gives him a multi-industry perspective and exposure to developments and issues that impact the management and operations of a large scale corporation.

A.J. Agarwal has agreed to become a director of the Company and has served as a member of the board of managers of ESH REIT and Holdings since October 2010. Mr. Agarwal is a Senior Managing Director in Blackstone’s Real Estate Group. Mr. Agarwal oversees North American acquisitions for the Real Estate Group. Mr. Agarwal joined Blackstone in 1992. Prior to joining the Real Estate Group in 2010, Mr. Agarwal was a member of Blackstone’s Financial Advisory Group, leading the firm’s advisory practice in a number of areas, including real estate and leisure/lodging.

Mr. Agarwal was appointed by Blackstone to serve as a member of the board of managers of ESH REIT. Mr. Agarwal’s extensive experience in real estate and investments brings to the board of managers of ESH REIT a significant understanding of issues and risks that affect Extended Stay.

Michael Barr has agreed to become a director of the Company and has served as a member of the board of managers of ESH REIT and Holdings since October 2010. Mr. Barr is a Partner at Paulson and serves as the Portfolio Manager for the Paulson Real Estate Funds, where he is responsible for all aspects of the real estate private equity business. Mr. Barr joined Paulson in 2008. From 2001 through 2008, Mr. Barr worked within the Lehman Brothers Real Estate Private Equity Group, serving most recently as a Managing Director of the firm and a principal of Lehman Brothers Real Estate Partners. Prior to joining Lehman Brothers, Mr. Barr served as a principal and a member of the Investment Committee of Westbrook Partners. He began his career in the Real Estate Investment Banking group at Merrill Lynch & Co. He also serves on the board of directors of William Lyons Homes, Inc.

Mr. Barr was appointed by Paulson to serve as a member of the board of managers of ESH REIT. Mr. Barr’s extensive experience in real estate and investments brings to the board of managers of ESH REIT a significant understanding of issues and risks that affect Extended Stay.

William D. Rahm has agreed to become a director of the Company and has served as a member of the board of managers of ESH REIT and Holdings since October 2010. Mr. Rahm is a Senior Managing Director at Centerbridge, which he joined at its inception in 2006. He currently focuses on investments in the real estate, gaming and lodging sectors. Prior to joining Centerbridge, Mr. Rahm was a member of Blackstone’s Real Estate Private Equity group, where he completed investments in lodging businesses and real assets. He also serves on the board of directors of Brixmor Property Group, Inc. and Carefree Communities, Inc.

Mr. Rahm was appointed by Centerbridge to serve as a member of the board of managers of ESH REIT. Mr. Rahm’s extensive experience in real estate, lodging and investments brings to the board of managers of ESH REIT a significant understanding of issues and risks that affect Extended Stay.

Chris Daniello has agreed to become a director of ESH REIT. Mr. Daniello is a Principal at Centerbridge where he focuses on investments in the real estate, gaming and lodging and media, telecom and technology sectors. Prior to joining Centerbridge in 2009, Mr. Daniello worked at Goldman Sachs from 2007 to 2009, where he was an analyst in the Investment Banking Division.

Mr. Daniello was appointed by Centerbridge to serve as a director of ESH REIT. Mr. Daniello’s experience in real estate, lodging and investments brings to the board of directors of ESH REIT an understanding of issues and risks that affect Extended Stay.

Ty Wallach has agreed to become a director of ESH REIT and has served as a director of ESH Strategies since October 2010. Mr. Wallach is a Partner at Paulson and a Co-Manager of Paulson’s credit funds. Prior to joining Paulson, Mr. Wallach was a Partner and Managing Director at Oak Hill Advisors, serving most recently as Co-Head of European Investments. Mr. Wallach joined Oak Hill Advisors’ New York Office in 1994. Mr. Wallach began his career as an investment banker at Kidder, Peabody & Co.

Mr. Wallach was appointed by Paulson to serve as a director of ESH REIT. Mr. Wallach’s extensive experience in real estate, lodging and investments brings to the board of directors of ESH REIT a significant understanding of issues and risks that affect Extended Stay.

Composition of the Boards of Directors of the Company and ESH REIT

Upon consummation of the offering, the board of directors of the Company will consist of seven directors, four of which will be appointed by the Sponsors, which own a majority of the Company’s outstanding equity, and the board of directors of ESH REIT will consist of five directors, three of which will be appointed by the Sponsors, which own a majority of ESH REIT’s outstanding equity. The four directors that will be appointed to the board of directors of the Company by the Sponsors are Messrs. Agarwal, Barr, Geoga and Rahm. The three directors that will be appointed to the board of directors of ESH REIT by the Sponsors are Messrs. Daniello,

Wallach and                     . The bylaws of the Company and ESH REIT provide that the directors will be elected at the annual meeting of the stockholders and each director will be elected to serve until his or her successor is elected or until his or her earlier death, resignation or removal.

The boards of directors of the Company and ESH REIT have determined that each of the Company and ESH REIT are a “controlled company” under the rules of the NYSE and, as a result, will qualify for, and may rely on, exemptions from certain corporate governance requirements of the NYSE. Pursuant to the “controlled company” exception to the board of directors and committee composition requirements, the Company and ESH REIT will each be exempt from the rules that require that:

•	a majority of the boards of directors of the Company and ESH REIT consist of independent directors;

•

each of the Company and ESH REIT have a nominating/corporate governance committee that is composed entirely of independent directors with a written chart addressing the committee’s purpose and responsibilities; and

•	each of the Company and ESH REIT have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

The “controlled company” exception does not modify the independence requirements for the audit committees. The Company and ESH REIT intend to comply with the audit committee requirements of the Sarbanes-Oxley Act and the NYSE, which require that the audit committees be composed of at least one independent director at the closing of this offering, a majority of independent directors within 90 days of this offering and all independent directors within a year of this offering.

The Company currently has three directors who would be considered independent within the definitions of the NYSE: Messrs. Geoga, Kussell and Wallman. ESH REIT will have two directors who would be considered independent within the definitions of the NYSE: Messrs. Geoga and Wallman. ESH REIT expects a third new independent director to be placed on the board of directors of ESH REIT within one year of the effective date of this registration statement.

Committees of the Boards of Directors of the Company and ESH REIT

The boards of directors of the Company and ESH REIT each have an audit committee, a compensation committee and a nominating and corporate governance committee as described below. In accordance with the applicable rules of the NYSE, the Company and ESH REIT expect to rely on exceptions that allow each to phase in compliance with the applicable committee independence standards.

Audit Committees

The audit committee of the Company will consist of Messrs. Geoga, Kussell and Wallman. Mr. Wallman will be appointed chair of the Company’s audit committee. The board of directors of the Company has determined that Mr. Wallman qualifies as an “audit committee financial expert” as such term is defined in Item 407(d)(5) of Regulation S-K and that each of Mr. Geoga, Mr. Kussell and Mr. Wallman are independent as independence is defined in Rule 10A-3 of the Exchange Act and under the NYSE listing standards.

The audit committee of ESH REIT will consist of Messrs. Geoga and Wallman. Mr. Wallman will be appointed chair of ESH REIT’s audit committee. The board of directors of ESH REIT has determined that Mr. Wallman qualifies as an “audit committee financial expert” as such term is defined in Item 407(d)(5) of Regulation S-K and that each of Mr. Geoga and Mr. Wallman are independent as independence is defined in Rule 10A-3 of the Exchange Act and under the NYSE listing standards. ESH REIT expects a third new independent director to be placed on the audit committee within one year of the effective date of the registration statement of which this prospectus forms a part. The composition of ESH REIT’s audit committee will satisfy the independence requirements of the SEC and the NYSE within the applicable timeframe.

The principal duties and responsibilities of the audit committees are to oversee and monitor the following:

•	our financial reporting process and internal control system;

•	the integrity of our financial statements;

•	the independence, qualifications and performance of our independent auditor;

•	the performance of our internal audit function; and

•	our compliance with legal, ethical and regulatory matters.

Compensation Committees

The compensation committee of the Company will consist of Messrs. Geoga, Rahm and Wallman. Mr.                      will be appointed chair of the Company’s compensation committee.

The compensation committee of ESH REIT will consist of Messrs. Geoga, Wallach and                     . Mr.                      will be appointed chair of ESH REIT’s compensation committee.

The principal duties and responsibilities of the compensation committees are as follows:

•	To establish the general compensation philosophy and policy for each of the Company and ESH REIT consistent with our strategic goals and stockholder interests;

•

To review, make recommendations to the boards of directors of the Company and ESH REIT, or approve where applicable, the compensation of our executives, including our chief executive officer, including an evaluation of the level of compensation, use of equity-based compensation, setting of performance goals and objectives used to determine incentive compensation, and an evaluation of the executive’s performance in light of those established goals and objectives;

•

To review and approve executive employment agreements, change in control agreements and other benefits paid to our executives and to administer our stock-based compensation, incentive and benefit plans for all plan participants;

•

To periodically review and make recommendations to the boards of directors of the Company and ESH REIT, or approve where applicable, any substantive changes to the director and executive incentive, compensation and benefit plans of the Company and ESH REIT;

•

To provide oversight regarding management succession planning, and to review and make recommendations to the boards of directors of the Company and ESH REIT with respect to compensation disclosures and any stockholder proposals regarding executive compensation; and

•

To provide regular reports to the boards of directors of the Company and ESH REIT and take such other actions as are necessary and consistent with the governing law and the organizational documents of the Company and ESH REIT.

Nominating and Corporate Governance Committees

The nominating and corporate governance committee of the Company will consist of Messrs. Agarwal, Barr and Kussell. Mr.              will be appointed chair of the Company’s nominating and corporate governance committee.

The nominating and corporate governance committee of ESH REIT will consist of Messrs. Daniello, Geoga and Wallman. Mr.              will be appointed chair of ESH REIT’s nominating and corporate governance committee.

The principal duties and responsibilities of the nominating and corporate governance committees will be as follows:

•

to establish criteria for board and committee membership and recommend to the boards of directors of the Company and ESH REIT proposed nominees for election to the board of directors and for membership on committees of the board of directors of the Company and ESH REIT;

•	to make recommendations regarding proposals submitted by our stockholders; and

•	to make recommendations to the boards of directors of the Company and ESH REIT regarding board governance matters and practices.

Codes of Conduct

The Company and ESH REIT will adopt codes of ethics that apply to the principal executive officer (the CEO of the Company and ESH REIT), principal financial officer (the CFO of the Company and ESH REIT), principal accounting officer (the Corporate Controller of the Company and ESH REIT) and persons performing similar functions. A copy of the code of ethics will be posted on the Company’s website at www.extendedstayamerica.com. If the Company or ESH REIT amend or waive provisions of their codes of ethics with respect to such officers, the Company and ESH REIT intend to also disclose the same on the Company’s website.

Compensation Committee Interlocks and Insider Participation

For the period between October 8, 2010 and the establishment of the compensation committees of the Company and ESH REIT, the voting members of the boards of managers of Holdings and Strategies Holdings at that time performed the functions of a compensation committee. Following the establishment of the compensation committees of the Company and ESH REIT, Messrs. Geoga, Rahm and Wallman will serve as the members of the compensation committee of the Company and Messrs. Geoga, Wallach and              will serve as the members of the compensation committee of ESH REIT. During 2012, none of our executive officers served as a member of the board of directors or compensation committee of an entity that has an executive officer serving as a member of the compensation committees of the Company or ESH REIT, and none of our executive officers served as the member of the compensation committee of an entity that has an executive officer serving as a director on the board of directors of the Company or ESH REIT.

Stock Ownership Guidelines

To further align the interests of our executive officers and senior management and our stockholders, the boards of directors of the Company and ESH REIT intend to adopt stock ownership guidelines under which, after an initial phase-in period, each of our executive officers will generally be required to maintain vested equity holdings with a value at least equal, in the case of our chief executive officer, five times his annual base salary, in the case of our chief financial officer, chief marketing officer and chief operating officer, at least equal to four times the executive’s base salary and, in the case of our other executive officers and certain members of senior management, including executive vice presidents and senior vice presidents, three times the executive’s annual base salary.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Objectives and Design of HVM’s Compensation Program

Background

As part of our acquisition, completed in October 2010, the sole manager of HVM (“HVM Manager”) negotiated and approved certain elements of the executive compensation program for HVM, including the equity incentive plan and the form of employment agreement, which became effective as of the Acquisition Date and are described more fully below. Since that time, HVM Manager has continued to review and approve all aspects of HVM’s executives’ compensation.

Prior to the implementation of the Pre-IPO Transactions, HVM and HVM Manager did not have a compensation committee. Rather, HVM Manager, and the individuals that were the indirect owners of HVM Manager (the “Manager Representatives”), approved all decisions with respect to executive compensation, typically with input from HVM’s CEO. Following the Acquisition Date, HVM Manager authorized a committee under the Second Amended and Restated Management Incentive Plan (the “Plan Committee”) to enter into employment agreements with HVM’s executives (the “Executive Agreements”). The Plan Committee consists of the Manager Representatives, and prior to January 2012, also included Mr. DeLapp, HVM’s prior CEO. The discussion and tabular disclosure that follows describes HVM’s executive compensation program during the 2012 fiscal year and the compensation earned by the following executive officers of HVM: James L. Donald, chief executive officer; Peter J. Crage, chief financial officer; Thomas Seddon, chief marketing officer; Robert Joyce, executive vice president, human resources; M. Thomas Buoy, executive vice president, revenue management; Gary DeLapp, former chief executive officer who stepped down on January 31, 2012; and Daehum Kim, former executive vice president, finance and chief investment officer (together, the “named executive officers”).

It is anticipated that after giving effect to the Pre-IPO Transactions and the consummation of this contemplated offering, the current executives of HVM, including the named executive officers, will become executive officers of the Company and/or ESH REIT, as described above under the heading “Management.” HVM recently began the process of reviewing HVM’s compensation program as a whole in order to evaluate all aspects of HVM’s executives’ compensation in light of the Pre-IPO Transactions and this contemplated offering, including the executives’ expected roles at the Company and/or ESH REIT following these transactions. It is anticipated that based on this review it will be desirable to make certain changes to the current compensatory plans and arrangements applicable to the named executive officers, which would become effective immediately prior to the effectiveness of this contemplated offering. In addition, it is currently expected that these changes will be approved or ratified by the newly formed compensation committees and board of directors of the Company and ESH REIT, as applicable. To the extent determined at the time of this filing, the terms of any revised or new agreements and plans, which would become effective in connection with this contemplated offering, are described throughout this section.

Philosophy and Objectives

HVM’s compensation philosophy focuses on the principle that the majority of the named executive officers’ compensation should be directly connected to the performance of ESH REIT. In addition, in designing the executive compensation packages, HVM is conscious of, and takes into consideration, the need to attract and maintain a pool of talented management personnel in order for HVM to effectively operate in a competitive marketplace. It is anticipated that the Company and ESH REIT will continue to implement compensation programs following these general principals and practices.

The executive compensation program consists of multiple elements and has been designed with the following overarching objectives:

•	to attract, engage and retain a high quality workforce that helps achieve immediate and longer term success;

•	to motivate and inspire associate behavior that fosters a high performing culture and is focused on delivering business objectives; and

•	to align the interests of the executives with the interests of our stockholders.

Setting Executive Compensation

In connection with our acquisition of substantially all of the Predecessor’s businesses, assets and operations, an Executive Agreement was entered into between HVM and Mr. DeLapp, HVM’s chief executive officer at the Acquisition Date. Also as of the Acquisition Date, HVM adopted an equity incentive plan to provide for the granting of profit units to HVM employees, including the named executive officers.

Since the Acquisition Date, HVM has undergone significant management changes as the business has continued to evolve and grow. In particular, during fiscal year 2012, HVM experienced the following changes:

•	HVM’s former chief executive officer, Mr. DeLapp, stepped down from HVM as of January 31, 2012.

•	HVM hired the current chief executive officer, Mr. Donald as of February 21, 2012.

•	Mr. Seddon joined HVM on April 16, 2012.

•	Mr. Joyce joined HVM on June 17, 2012, after performing human resources consulting work for HVM from the period beginning on March 5, 2012 and ending with his commencement of employment.

•	Mr. Kim left HVM as of March 15, 2012.

During fiscal year 2011, Mr. Crage and Mr. Buoy each joined HVM (on July 7, 2011 and August 24, 2011, respectively).

HVM negotiated and entered into Executive Agreements with each the current named executive officers (other than Mr. Joyce) in connection with their commencement of employment with HVM. Each agreement is substantially similar to those of the other named executive officers and the original form of the Executive Agreement approved for Mr. DeLapp as of the Acquisition Date.

For all the named executive officers (regardless of whether they are subject to an Executive Agreement), cash compensation amounts have been set to provide a certain amount of financial security to the named executive officers at levels that are believed to be competitive for similar positions in the marketplace in which we compete for management talent. In addition, the short-term cash bonus program has been designed to meaningfully reward strong annual company performance, in order to motivate participants to strive for continued company growth and profitability. The compensation packages, the elements of which were determined as of the Acquisition Date for Mr. DeLapp, and subsequently applied for the newly hired executives, generally have remained in place since each was executed.

In fiscal year 2012, the compensation program continued to evolve in order to continue to support HVM’s evolving long-range business goals and growth strategies. HVM’s Manager implemented changes in 2012 to the short-term cash bonus program by adjusting the metrics and targets after discussion with management. In addition, the profit units granted to the named executive officers under HVM’s equity incentive plan have provided the named executive officers an opportunity to share in the growth of Holdings as of a Change of Control Transaction (as defined below under “Potential Payments Upon Termination or Change in Control”) and have been an important element in HVM’s ability to retain, motivate and incentivize the named executive officers. Each named executive officer has received a one-time grant of profit units, generally coinciding with, or shortly following, the effective date of his Executive Agreement or, with respect to Mr. Joyce, the commencement of his employment with HVM.

Elements of Compensation

The amount of compensation or potential amount of compensation, payable pursuant to one element of the compensation package, is evaluated and considered in the context of each other element of compensation payable to the named executive officer.

The main elements of the named executive officers’ compensation during fiscal year 2012 (and anticipated to continue after giving effect to the Pre-IPO Transactions), and the rationale for each, are as follows:

Element	Rationale
Base salary	Base salary provides a predictable level of current income to provide the executive with a certain amount of stability and to assist in attracting and retaining qualified executives.

Performance-based annual incentive opportunity	The annual incentive program is designed to reward the employee’s participation in ESH REIT’s achievement of critical, relatively short-term, financial performance goals as well as achievement of individual objectives.

Long-term equity-based awards	The equity incentive program consisting of profit units is designed to attract, retain, incentivize and motivate employees, including the named executive officers, to promote the success of our businesses by providing the participating individuals with a proprietary interest in Holdings and to align the participants’ interests with the interests of the stockholders.

Participation in general employee benefit programs	A standard package of employee benefits is maintained by HVM to provide employees, including the named executive officers, with retirement savings opportunities, medical coverage, and other reasonable welfare benefits.

Base Salary

As noted above, each of the named executive officers other than Mr. Joyce, are (or were) subject to an Executive Agreement. The terms of each Executive Agreement are described in greater detail under the headings “Executive Agreements” and “Potential Payments Upon Termination or Change in Control.” As part of the Pre-IPO transactions, it is currently anticipated that New HVM will assume each of the Executive Agreements.

Each Executive Agreement sets forth an initial annual base salary for the applicable named executive officer (and Mr. Joyce’s base salary was initially set at the time of his commencement of employment). Base salary is considered together with the annual cash incentive opportunity as part of a cash compensation package. Generally, HVM believes that the base salary level should be aligned with the named executive officer’s position, duties and experience, be reasonable relative to the other named executive officers’ base salaries and be set at a level that is competitive as compared to salaries for similar positions in the markets in which we compete.

Pursuant to the Executive Agreements, the amount of each executive’s base salary is to be reviewed annually and may be increased by HVM in accordance with HVM policies. HVM granted across-the-board increases of 2% for each of the named executive officers (other than Mr. DeLapp and Mr. Kim) in early 2012, which were the first increases since the Acquisition Date.

For fiscal year 2012, the base salaries for the named executive officers were as follows: $900,000 for Mr. Donald; $498,270 for Mr. Crage; $364,650 for Mr. Buoy; $325,000 for Mr. Joyce; $500,000 for Mr. Seddon; $918,000 for Mr. DeLapp; and $330,000 for Mr. Kim. These amounts were largely unchanged from the amounts initially set forth in each executive’s Executive Agreement (other than a 2% increase effective February 20, 2012 with respect to Messrs. Crage and Buoy, as described above).

In addition, HVM makes regular distributions to an entity wholly owned by Mr. Crage to cover the taxes associated with the profits of HVM.

Beginning for fiscal year 2013, HVM set a policy for reviewing the compensation of each of its executive officers in May of each year, based upon performance. Each of the current named executive officers other than the CEO received a 3-5% increase effective May 10, 2013.

Cash Bonus Awards

Target Annual Incentive Awards

Each named executive officer is eligible to receive an annual incentive award to be determined based upon ESH REIT’s performance. For the current named executive officers, annual incentive awards are determined pursuant to pre-determined goals. Target annual bonus amounts are expressed as a percentage of the participant’s base salary and may be adjusted based on ESH REIT’s performance and other key performance indicators as determined by the Manager Representatives. The target annual bonus percentages for the named executive officers other than Mr. DeLapp and Mr. Joyce were negotiated as part of the Executive Agreements, and set at 100% of base salary. Mr. Joyce’s target bonus of 100% of base salary was set at the time of his commencement of employment. However, for 2012, the Board determined that achievement of target EBITDA goals and individual goals, and for Mr. Buoy, RevPAR, as further described below, would allow named executive officers to earn annual incentive awards, expressed as a percentage of base salary, as follows:

Executive	Target Percentage Expressed as a Percentage of Base Salary	Range of Potential Payment Expressed as a Percentage of Base Salary
James L. Donald	145%	50% – 200%
Peter J. Crage	145%	50% – 200%
Thomas Seddon	145%	50% – 200%
Robert Joyce	145%	50% – 200%
M. Thomas Buoy	66%	60% – 100%

For 2012, each of Messrs. Donald, Crage, Seddon, and Joyce performance goals were based 90% on achieved EBITDA of ESH REIT and 10% on individual goals. EBITDA goals for 2012 were set at the beginning of the year as follows: $398.9 million was the threshold; $487.5 million was the target; and $517.0 million was the maximum, with straight-line interpolation being applied for performance above threshold levels. ESH REIT achieved EBITDA for 2012 of $442.6 million, and each of Messrs. Donald, Crage, Seddon, and Joyce exceeded their individual goals, such that they earned a bonus equal to 99.3% of their base salary for the portion attributable to EBITDA and 100% of their base salary for the portion attributable to individual goals, which was paid in March 2013. For purposes of the annual incentive awards, “EBITDA” refers to Adjusted EBITDA plus marketing costs relating to rebranding. Amounts paid to Messrs. Donald, Seddon and Joyce were pro-rated based upon their start date.

Mr. Buoy’s 2012 performance goals were based 60% on ESH REIT RevPAR (revenue per available room), 20% on EBITDA and 20% on personal goals. RevPAR was to be based on a percentage variance from RevPAR goals, and EBITDA goals were the same as described above. Mr. Buoy earned a bonus equal to 72% of his base salary for the portion attributable to RevPAR, 60% of his base salary for the portion attributable to EBITDA, and 60% of his base salary for the portion attributable to individual goals, which was paid in March 2013.

Mr. DeLapp was entitled to a guaranteed bonus of $1,000,000, which was not to be adjusted, provided generally that he was employed on the date the bonus was payable. Mr. DeLapp was not eligible to participate in any other bonus plans of HVM. Mr. Kim was entitled to a target bonus of $300,000 (based on the same performance goals described above applicable to Messrs. Donald, Crage, Seddon and Joyce) that could have been adjusted to an amount between 50% and 200% of $300,000. Please see the sections “Letter Agreement with Mr. DeLapp” and “Mr. Kim’s Separation” for a description of payments made to Messrs. DeLapp and Kim in connection with their termination of employment, including treatment of their incentive plan bonuses.

For 2013, the current named executive officers each participate in the Extended Stay America Incentive Plan for Senior Leadership. 90% of the actual incentive award is determined based on ESH REIT’s achievement of EBITDA compared to the budget and 10% is based on achievement of designated individual goals. For 2013, achievement of the target EBITDA goals would enable the named executive officers to earn a target annual incentive award equal to 100% of base salary for Messrs. Donald, Crage, Seddon and Joyce, and 60% of base salary for Mr. Buoy, which returns the target annual incentive award level to the standard award level as set forth in the Executive Agreements or established at the commencement of employment, as applicable. Generally, an executive must be actively employed on the date bonus are paid in order to be paid under this plan. Payments are made within 90 days after the end of the year. Upon a Change of Control Transaction, the executive officer is entitled to a pro-rata payment based upon the number of full months in the award period and the EBITDA achieved compared to budget as of such date.

Equity Incentive Awards

In connection with our acquisition of substantially all of the Predecessor’s businesses, assets and operations, HVM adopted the Management Incentive Plan, as amended (the “Management Incentive Plan”), for the purpose of strengthening HVM by providing incentives to certain key employees to devote their abilities and industry to our success by granting awards of restricted limited liability interests of Holdings (“Class B” and “Class C” units, collectively “Profit Units”) to key employees of HVM as compensation. Separate classes of Profit Units are created from time to time based upon the valuation of Holdings at the time of grant. The Management Incentive Plan is administered by the Plan Committee, which is appointed by HVM Manager and currently consists of the Manager Representatives. Profit Units vest 20% annually up to a maximum of 80% over four years. The Profit Units fully vest upon the occurrence of a Change of Control Transaction. At such an event, solely from the proceeds of the Change of Control Transaction, vested Profit Units would receive distributions, after certain return and distribution hurdles are satisfied for all membership interests with preferential position to the Profit Units as set forth in the limited liability company agreement of Holdings. Grants of Profit Units are typically made in connection with new hires or promotions.

During fiscal year 2012, HVM made the following grants of Class C Units to the named executive officers: Mr. Donald received 1,500 Units; Mr. Seddon received 450 Units and Mr. Joyce received 200 Units. None of the other named executive officers received a grant during fiscal year 2012. Also, none of the named executive officers received a grant of Profit Units during fiscal year 2013.

In addition, the named executive officers received an additional grant of similar profit units with identical terms with respect to Strategies Holdings under the Amended and Restated ESH Strategies Incentive Plan, which is a plan maintained by Strategies Holdings. For a discussion of the effect on the Profit Units (and profit units for Strategies Holdings) in the event of a Change of Control Transaction and a named executive officer’s termination, please see “-Potential Payments Upon Termination or Change in Control.”

In connection with the Pre-IPO Transactions, it is anticipated that (i) the Profit Units will be converted into Shares; and (ii) the board of directors of the Company and ESH REIT will each adopt a new equity compensation plan, which would become effective upon the effective time of this contemplated offering, in order to provide equity compensation in respect of Shares to employees, non-employee directors and consultants of the Company and ESH REIT. It is anticipated that the Profit Units that are subject to time-based vesting will be converted into restricted Shares that generally vest according to the same time-based vesting schedule as currently applies to such Profit Units, such that for each grant, 20% of such grant would continue to vest annually. However, each of the grantees (including the named executive officers) would receive accelerated vesting of the remaining 20% that was scheduled to vest only upon a Change of Control Transaction at the time of such conversion. Each of the grantees would generally be subject to a requirement of continued ownership with respect to the Shares received as a result of the 20% acceleration through the fourth applicable annual vesting date. In connection with this accelerated vesting, the Company will recognize $                 as incremental compensation cost at the time of conversion.

Retirement Programs

HVM offers the executive officers who reside and work in the United States, including the named executive officers, retirement and certain other benefits, including participation in HVM’s 401(k) Plan (the “401(k) Plan”) in the same manner as other employees, and participation in an executive disability plan. Pursuant to the 401(k) Plan, executive officers are eligible to receive employer matching contributions, which vest over an employee’s initial five-year service period. Messrs. Donald, Crage, Seddon, Joyce and Buoy did not participate in the 401(k) plan in 2012, but have been participants in the 401(k) plan as of January 1, 2013.

Perquisites

Each of the named executive officers is eligible for certain perquisites, including payment of certain relocation expenses for executives who were not located in Charlotte, North Carolina at the time of their hiring. With respect to Mr. Donald, HVM is currently (i) reimbursing Mr. Donald for reasonable transportation expenses incurred in connection with his commuting to Charlotte, North Carolina and (ii) providing Mr. Donald with lodging at an Extended Stay hotel in Charlotte, North Carolina at no cost. With respect to Mr. Joyce, HVM is currently reimbursing him for reasonable transportation expenses incurred in connection with his commute to Charlotte, North Carolina.

Termination Arrangements

Each of the current named executive officers is subject to certain benefits upon a Change of Control Transaction and in connection with certain terminations of employment pursuant to their Executive Agreements and equity award agreements as described under “Potential Payments Upon Termination or Change in Control.”

In addition, (i) HVM entered into a Letter Agreement and Consulting Agreement with Mr. DeLapp in connection with his termination of employment that is described under the section entitled “Letter Agreement with Mr. DeLapp”; and (ii) Mr. Kim received severance benefits in accordance with his Executive Agreement in connection with his termination of employment that is described under “Mr. Kim’s Separation.”

Summary Compensation Table

The following table sets forth the portion of compensation paid to the named executive officers that is attributable to services performed during the fiscal year ended December 31, 2012.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)		All Other Compensation ($)		Total ($)
James L. Donald,	2012	$774,590	—	$6,661,995	$770,018		$16,738	(2)	$8,223,341
Chief Executive Officer

Peter J. Crage,	2012	$531,479	—	—	$495,131		$67,187	(3)	$1,093,797
Chief Financial Officer

Thomas Seddon,	2012	$355,191	—	$2,108,025	$352,764		$18,838	(4)	$2,834,818
Chief Marketing Officer

Robert Joyce,	2012	$175,820	—	$1,082,800	$288,671	(5)	$15,353	(6)	$1,562,644
Executive Vice President Human Resources

M. Thomas Buoy,	2012	$363,673	—	—	$244,345		$111,763	(7)	$719,781
Executive Vice President, Revenue Management

Gary A. DeLapp,	2012	$157,196	—	—	—		$4,691,221		$4,848,417
Former Chief Executive Officer(8)

Daehum Kim,	2012	$85,951	—	—	—		$897,576		$983,527
Former Executive Vice President, Finance and Chief Investment Officer(9)

(1)	The amounts included in the “Stock Awards” column represent the grant date fair value of the profit units granted, computed in accordance with FASB ASC Topic 718. The valuation assumptions used in determining such amounts are described in Note 15 – Equity-Based Compensation of the financial statements for ESH Hospitality LLC and Subsidiaries and ESH REIT Predecessor.
(2)	The amount in this column includes (i) $414 which represents the cost of the long-term disability coverage premiums paid by HVM on Mr. Donald’s behalf, (ii) $13,324 which represents the cost of travel to and from Charlotte, North Carolina, and (iii) $3,000 which represents the cost of lodging at HVM hotel properties.
(3)	The amount in this column includes (i) $75 which represents the cost of the long-term disability coverage premiums paid by HVM on Mr. Crage’s behalf and (ii) $67,112 which represents relocation expenses.
(4)	The amount in this column includes (i) $338 which represents the cost of the long-term disability coverage premiums paid by HVM on Mr. Seddon’s behalf and (ii) the cost of travel and lodging expenses provided to Mr. Seddon and his family as follows: (x) $12,000 for three return flights to the United Kingdom for Mr. Seddon, (y) $4,000 for one return flight to the United Kingdom for Mr. Seddon’s spouse, and (z) $2,500 for lodging at HVM hotel properties for Mr. Seddon’s family for a four week period.
(5)	The amount in this column also includes $115,200 paid as incentive compensation with respect to his services as a consultant.
(6)	The amount in this column includes (i) $263 which represents the cost of the long-term disability coverage premiums paid by HVM on Mr. Joyce’s behalf, (ii) 1,440 which represents the cost of lodging at HVM hotel properties and (iii) $13,650 which represents the cost of travel to and from Charlotte, North Carolina.
(7)	The amount in this column includes (i) $508 which represents the cost of the long-term disability coverage premiums paid by HVM on Mr. Buoy’s behalf and (ii) $111,255 in relocation expenses.

(8)	Mr. DeLapp terminated employment with HVM as of January 31, 2012 (the “Separation Date”). The amount reported in the “Salary” column represents the pro-rated amount of base salary paid through his Separation Date and accrued but unused vacation. The amount reported in the “All Other Compensation Column” includes (i) 91,726 which represents the pro-rata amount of his annual bonus earned through the separation date, (ii) $3,996,000 which represents severance paid in accordance with the terms of his letter agreement and (iii) $600,000 which represents consulting fees paid ratably over 12 months in accordance with the terms of his consulting agreement, each as described below under the heading “Letter Agreement with Mr. DeLapp” and (iv) $3,495 of 401(k) matching contributions.
(9)	Mr. Kim terminated employment with HVM as of March 15, 2012. The amount reported in the “Salary” column represents the pro-rated amounted of base salary through March 15, 2012 and accrued but unused vacation. The amount reported in the “All Other Compensation” column represents (i) $167,612 of relocation expenses (ii) $727,809 of severance, pursuant to the terms of his Executive Agreement and as more fully described below under the heading “Mr. Kim’s Separation,” and (iii) $2,155 of 401(k) matching contributions.

Grants of Plan-Based Awards

The following table summarizes the awards granted to each of the named executive officers during the fiscal year ended December 31, 2012. The estimated possible payouts of the non-equity incentive plan awards in 2012, and the performance measures used to calculate such awards are discussed above in the section entitled “Cash Bonus Awards.”

Name	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)		Grant Date Fair Value Of Stock and Option Awards (1)
		Threshold ($)	Target ($)	Maximum ($)
James L. Donald(5)	2/21/2012	$450,000	$1,305,000	$1,800,000	1,500	(2)	$6,661,995
Peter J. Crage	—	$249,135	$722,492	$996,540	—		—
Thomas Seddon(5)	3/26/2012	$250,000	$725,000	$1,000,000	450	(3)	$2,108,025
Robert Joyce(5)	6/25/2012	$162,500	$471,250	$650,000	200	(4)	$1,082,800
M. Thomas Buoy	—	$214,500	$240,024	$357,500	—		—
Gary A. DeLapp	—	$1,000,000	$1,000,000	$1,000,000	—		—
Daehum Kim	—	$150,000	$300,000	$600,000	—		—

(1)	The amounts included in the “Stock Awards” column represent the grant date fair value computed in accordance with FASB ASC Topic 718. The valuation assumptions used in determining such amounts are described in Note 15 – Equity-Based Compensation to the audited financial statements of ESH Hospitality LLC and subsidiaries and ESH REIT Predecessor included elsewhere in this prospectus.
(2)	Under the terms of the award agreement, 300 of Mr. Donald’s Class C Units will vest on each anniversary of February 21, 2012 through February 21, 2016, with the final 300 Class C Units vesting upon a Change of Control Transaction.
(3)	Under the terms of the award agreement, 90 of Mr. Seddon’s Class C Units will vest on each anniversary of April 16, 2012 through April 16, 2016, with the final 90 Class C Units vesting upon a Change of Control Transaction.
(4)	Under the terms of the award agreement, 40 of Mr. Joyce’s Class C Units will vest on each anniversary of June 17, 2012 through June 17, 2016, with the final 40 Class C Units vesting upon a Change of Control Transaction.
(5)	Amounts paid under the non-equity incentive plan were pro-rated for 2012 for Messrs. Donald, Seddon, and Joyce based upon their start dates with the company.

Executive Agreements

As noted above, HVM has entered into Executive Agreements with each of the named executive officers, other than Mr. Joyce. Each of these Executive Agreements generally provides for a two-year employment term that will be subject thereafter to automatic one-year extensions unless HVM provides written notice of non-extension at least 90 days prior to the end of the term. The Executive Agreements set forth the executive’s base salary and annual bonus opportunity and provide that each executive is generally able to participate in all employee benefit plans generally available to similarly situated employees. Mr. Donald is entitled to reimbursement of all documented, reasonable transportation expenses incurred in connection with his commute to Charlotte, North Carolina, as well as complimentary lodging at an Extended Stay hotel. Mr. Crage, Mr. Seddon and Mr. Buoy are each entitled to reimbursement of reasonable and documented out-of-pocket expenses in accordance with HVM policies incurred in connection with the executive’s relocation during the one year following a termination by without Cause or for Good Reason (each as defined below under “Potential Payments Upon Termination or Change in Control”) or upon expiration of the employment term.

In addition, each executive is subject to provisions regarding confidentiality and non-disparagement, as well a non-solicitation and non-competition restriction that extends for one year following a termination of employment (for Mr. Crage, in the event of termination due to expiration of the employment term, six months following a termination). Mr. DeLapp’s, Mr. Donald’s, Mr. Crage’s, and Mr. Kim’s Executive Agreements also provide that each was to make an equity co-investment in Holdings, which they did.

The Executive Agreements also provide for severance upon certain termination of employment events, as described below under “Potential Payments Upon Termination or Change in Control.”

In connection with the Pre-IPO Transactions, it is currently anticipated that amended and restated employment agreements will be entered into by the executives with the Company and/or ESH REIT, on similar terms as described herein and incorporating certain changes to reflect the contemplated public company status of the Company and ESH REIT.

Outstanding Equity Awards at Fiscal Year-End

The following table summarizes the number of securities underlying the equity awards held by each of the named executive officers as of the fiscal year ended December 31, 2012.

	Stock Awards
	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that Have Not Yet Vested (#)		Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights that Have Not Yet Vested ($)(1)
Name
James L. Donald	1,500	(2)	$—
Peter J. Crage	400	(3)	$920,836
Thomas Seddon	450	(4)	$—
Robert Joyce	200	(5)	$—
M. Thomas Buoy	120	(6)	$—
Gary A. DeLapp	—	(7)	$—
Daehum Kim	—		$—

(1)	As of December 31, 2012, the fair market value of each of the Profits Units was $2,302.09 for each Class B Unit and $0 for each Class C Unit.
(2)	Under the terms of the award agreement, 300 of Mr. Donald’s Class C Units will vest on each anniversary of February 21, 2012 through February 21, 2016, with the final 300 Class C Units vesting upon a Change of Control Transaction.

(3)	Under the terms of the award agreement, 100 of Mr. Crage’s Class B Units will vest on each anniversary of July 7, 2011 through July 7, 2015, with the final 100 Class B Units vesting upon a Change of Control Transaction. As of December 31, 2012, Mr. Crage held 100 vested Class B Units which will be settled only upon a Change of Control Transaction or termination of service, in accordance with the terms of the limited liability company agreement of Holdings.
(4)	Under the terms of the award agreement, 90 of Mr. Seddon’s Class C Units will vest on each anniversary of April 16, 2012 through April 16, 2016, with the final 90 Class C Units vesting upon a Change of Control Transaction.
(5)	Under the terms of the award agreement, 40 of Mr. Joyce’s Class C Units will vest on each anniversary of June 17, 2012 through June 17, 2016, with the final 40 Class C Units vesting upon a Change of Control Transaction.
(6)	Under the terms of the award agreement, 30 of Mr. Buoy’s Class C Units will vest on each anniversary of August 24, 2011 through August 24, 2015, with the final 30 Class C Units vesting upon a Change of Control Transaction. As of December 31, 2012, Mr. Buoy held 30 vested Class C Units which will be settled only upon a Change of Control Transaction or termination of service, in accordance with the terms of the limited liability company agreement of Holdings.
(7)	As of December 31, 2012, Mr. DeLapp held a total of 880 vested Class B Units. These Class B Units will be settled only upon a Change of Control Transaction, in accordance with the terms of the limited liability company agreement of Holdings.

Profit Units Vested

The following table summarizes the Profit Units vested by each of the named executive officers during the fiscal year ended December 31, 2012.

Name	Stock Awards
	Number of Units Acquired on Vesting (#)	Value Realized on Vesting ($)(1)
James L. Donald	—	$—
Peter J. Crage	100	$230,209
Thomas Seddon	—	$—
Robert Joyce	—	$—
M. Thomas Buoy	30	$—
Gary A. DeLapp (2)	440	$1,012,920
Daehum Kim	—	$—

(1)	This column represents the number of Profit Units which vested during the fiscal year ended December 31, 2012. The Profit Units will be settled only upon a Change of Control Transaction or termination of service, in accordance with the terms of the limited liability company agreement of Holdings. The executive does not receive any value until such time of settlement. At the time of vesting, the fair market value of each of the Profits Units was $2,302.09 for each Class B Unit and $0 for each Class C Unit.
(2)	Mr. DeLapp’s Class B Units vested in accordance with the terms of his letter agreement which is described below under “Letter Agreement with Gary A. DeLapp.” These Class B Units will be settled only upon a Change of Control Transaction, in accordance with the terms of the limited liability company agreement of Holdings.

Potential Payments Upon Termination or Change in Control

Executive Agreements

The payments and benefits upon each termination of employment scenario as described herein (other than accrued benefits) are generally conditioned upon the execution of a general release of claims against HVM and the executive’s compliance with certain restrictive covenants discussed above.

Messrs. Donald, Crage, Seddon and Buoy

Upon a termination during the employment term by HVM without Cause or by the executive for Good Reason or, with respect to Messrs. Donald, Crage and Seddon, termination due to expiration of the employment term due to the nonrenewal by HVM, the named executive officers would receive (in addition to accrued benefits and reimbursement of outstanding business expenses):

•

A lump sum payment equal to the sum of base salary and target annual bonus, each as in effect as of the date of termination (six month base salary continuation and 50% of target annual bonus in the event of termination due to expiration of the employment term for Mr. Crage).

•

Pro-rata annual bonus for the year in which termination occurs determined by multiplying the target annual bonus amount by a fraction, the numerator of which is the number of days in such year through the termination date and the denominator of which is 365 (“Pro-Rata Bonus”); and

•

In accordance with usual policies as if the executive had continued employment, payment of an amount equal to the cost of coverage under employee benefit plans generally available to similarly situated employees of HVM (“Benefits Continuation”) for the one-year period (for six-month period in the event of termination due to expiration of the employment term for Mr. Crage) following the date of termination, including COBRA premiums.

Upon a termination without Cause or for Good Reason upon or within 180 days following a Change of Control Transaction, each of Mr. Donald and Mr. Seddon would instead receive (in addition to accrued benefits and reimbursement of outstanding business expenses) a lump sum payment equal to two times the sum of base salary and target annual bonus, each as in effect as of the date of termination, a Pro-Rata Bonus and Benefits Continuation for the two-year period following the date of termination, including COBRA premiums.

Upon termination due to death, the named executive officers would receive (in addition to accrued benefits and reimbursement of outstanding business expenses) a Pro-Rata Bonus.

Upon a termination due to Disability, the named executive officers would receive (in addition to accrued benefits and reimbursement of outstanding business expenses):

•

base salary continuation (at the rate in effect on the date of termination) for the greater of (x) the balance of the calendar year in which the executive is deemed to have a Disability and (y) six months; and

•	a Pro-Rata Bonus.

Equity Awards

In the event of a Change of Control Transaction, the Profit Units granted to each of the named executive officers which are then unvested (and not previously forfeited) would automatically vest in full. In the event of a termination of service for Cause, all Profit Units, whether or not vested, would immediately terminate and be forfeited. In the event of termination other than for Cause (including due to death or Disability), any Profit Units held by the executive that remain unvested immediately prior to the termination of service would be forfeited, and Profit Units that are vested will remain vested, which vested awards may be settled by Holdings, if it so elects, at a price equal to the fair market value of such Profit Unit as of the settlement date.

Upon a Change of Control Transaction, all outstanding Profit Units would immediately vest and be settled at a price equal to fair market value of such Profit Unit as of the Change of Control Transaction.

	Base Salary Multiple	Bonus Amount Multiple	Pro-Rata Bonus (1)	Benefits Continuation (2)	Equity Acceleration (3)	Total
	Death
James L. Donald	—	—	$1,305,000	—	—	$1,305,000
Peter J. Crage	—	—	$722,492	—	—	$722,492
Thomas Seddon	—	—	$725,000	—	—	$725,000
Robert Joyce	—	—	—	—	—	—
M. Thomas Buoy	—	—	$240,024	—	—	$240,024
	Disability (4)
James L. Donald	.5	—	$1,305,000	—	—	$1,755,000
Peter J. Crage	.5	—	$722,492	—	—	$971,627
Thomas Seddon	.5	—	$725,000	—	—	$975,000
Robert Joyce	.5	—	—	—	—	—
M. Thomas Buoy	.5	—	$240,024	—	—	$402,524
	Upon Termination by HVM due to Non-renewal of the Term
James L. Donald	1	1	$1,305,000	$18,452	—	$3,510,000
Peter J. Crage	.5	.5	$722,492	$9,226	—	$1,332,873
Thomas Seddon	1	1	$725,000	$18,452	—	$1,950,000
Robert Joyce	—	—	—	—	—	—
M. Thomas Buoy	—	—	—	—	—	—
	Upon Termination by HVM without Cause or by the Executive for Good Reason
James L. Donald	1	1	$1,305,000	$18,452	—	$3,528,452
Peter J. Crage	1	1	$722,492	$18,452	—	$1,961,706
Thomas Seddon	1	1	$725,000	$18,452	—	$1,968,452
Robert Joyce	—	—	—	—	—	—
M. Thomas Buoy	1	1	$240,024	$18,452	—	$823,500
	Upon Termination by HVM without Cause or by the Executive for Good Reason in connection with a Change of Control Transaction
James L. Donald	2	2	$1,305,000	$36,904	$—	$5,751,904
Peter J. Crage	1	1	$722,492	$18,452	$920,836	$2,882,542
Thomas Seddon	2	2	$725,000	$36,904	$—	$3,211,904
Robert Joyce	—	—	—	—	$—	$—
M. Thomas Buoy	1	1	$240,024	$18,452	$—	$823,500

(1)	Amounts in this column represent the executive’s annual target bonus amount payable assuming the applicable termination occurred on December 31, 2012.
(2)	Amounts in this column represent the reimbursement payments equal to the value of the benefits that would have been provided under the terms of the Executive Agreements had such termination not occurred (including COBRA) for a period equal to 12 months multiplied by the base salary multiple for the applicable termination event.
(3)	Amounts in this column represent the value of the acceleration of the Profit Units which were unvested immediately prior to the Change of Control Transaction. As of December 31, 2012, each Class C Unit had a value of $0.00 and each Class B Unit had a value of $2,302.09.
(4)	For purposes of this table, the base salary multiple is .5, which represents the minimum base salary continuation provided under the terms of the executives’ Executive Agreements.

For purposes of the Executive Agreements and equity awards, the terms below are generally defined as provided below:

•	“Cause” means any of the following: (i) willful fraud or gross misconduct or gross negligence in connection with the Employee’s performance of duties hereunder; (ii) the deliberate or intentional failure or willful malfeasance by the executive to substantially perform his duties under the executive agreement; (iii) conduct which is materially detrimental to the reputation, goodwill or business operations of HVM or any of its affiliates; or (iv) the conviction for, or plea of nolo contendere to, a charge of commission of a felony. With respect to Mr. Donald, no termination shall be for “Cause” as set forth in clause (ii) or (iii) above until (x) there shall have been delivered to Mr. Donald a copy of a written notice setting forth that Mr. Donald was guilty of the conduct set forth in clause (ii) or (iii) and specifying the particulars thereof in detail and (y) Mr. Donald shall have been provided an opportunity to be heard by the Manager Representatives.

•

“Change of Control Transaction” means (a) the transfer or issuance of equity securities of Holdings, ESH REIT, CP ESH Investors LLC or Extended Stay LLC (including by way of a merger, consolidation, amalgamation, share exchange or other form of similar business combination), in a single or series of related transactions, resulting in a person or persons other than the Members owning, directly or indirectly, a majority of the voting power of Holdings, ESH REIT, CP ESH Investors LLC or Extended Stay LLC, as the case may be, upon the consummation of such transfer or issuance or (b) the disposition (whether by transfer, lease or otherwise and whether in a single transaction or series of related transactions) of all or substantially all of the assets of Holdings and its subsidiaries taken as a whole or on a consolidated basis.

•

“Disability” is deemed to exist if, in the reasonable judgment of the Board of Managers of HVM, the executive shall be rendered incapable of performing his duties to HVM by reason of any physical or mental impairment than can be expected to result in death or that can be expected to last for a period of either (i) six or more consecutive months from the first date of the executive’s absence due to the disability or (ii) nine months during any 12-month period.

•

“Good Reason” means (i) any materially adverse modification of the executive’s positions, responsibilities or titles; (ii) a reduction in the executive’s base salary; (iii) notice is provided of the termination of the applicable Management Agreement between HVM and the operating lessees (in the case of each of Mr. Donald’s and Mr. Seddon’s agreement, such notice must be in given other than in connection with a change in corporate structure that does not result in a reduction of his base salary or a materially adverse modification of his duties); and (iv) any failure by HVM to comply in all material respects with the provision of compensation and benefits as provided under the terms of the executive agreement, which breach remains uncured thirty (30) days after notice of such breach is delivered by the executive to HVM. For Mr. Buoy, “Good Reason” also includes HVM’s move at any time to a location more than 50 miles outside of the Charlotte, North Carolina metropolitan area.

Letter Agreement with Mr. DeLapp

In connection with his separation from HVM effective as January 31, 2012, Mr. DeLapp was entitled to certain payments as provided under the terms of his Executive Agreement as well as the Separation Agreement and Release Agreement (the “Separation Agreement”) entered into by and between Mr. DeLapp and HVM. The Separation Agreement provided Mr. DeLapp the following benefits in accordance with the terms of his Executive Agreement (in addition to his accrued benefits and reimbursement of outstanding expenses);

•	two times the sum of base salary and annual bonus;

•	a Pro-Rata Bonus; and

•

payment of an amount equal to the cost of coverage under employee benefit plans generally available to similarly situated employees of HVM for the two-year period following the date of termination, including COBRA premiums.

The Separation Agreement also provided that Mr. DeLapp retained 440 of his vested Profit Units (and 440 of his Class B Units of Strategies Holdings) and an additional 440 of his Profit Units (and 440 of his Class B Units of Strategies Holdings) vested as of his separation date.

In connection with his separation, HVM and Mr. DeLapp also entered into a consulting agreement, which provided that Mr. DeLapp would act as an independent contractor consultant to HVM by advising and assisting the Board and the new president and chief executive officer as reasonably requested by the Board. Mr. DeLapp was required to make himself available one business day a week to devote to HVM and his duties under the consulting agreement, at the Board’s reasonable request. In exchange for his services rendered as a consultant, Mr. DeLapp is entitled to a fee of $50,000 per month (for a minimum of 12 months). HVM terminated Mr. DeLapp’s consultancy as of January 2013.

Mr. DeLapp executed a general release of claims against HVM and remained subject to certain restrictive covenants following his Separation Date, which included confidentiality and non-disparagement restrictions; non-competition with HVM for a period ending one year following his Separation Date; and non-solicitation of HVM employees for a period lasting until one year following his termination as a consultant.

Mr. Kim’s Separation

In connection with Mr. Kim’s separation on March 15, 2012, Mr. Kim received those benefits as set forth in his Executive Agreement, including:

•	lump sum payment equal to one times the sum of base salary and target annual bonus;

•	a Pro-Rata Bonus; and

•	benefits continuation for the one-year period.

Mr. Kim executed a general release of claims against HVM and remained subject to those restrictive covenants set forth in his Executive Agreement, generally as discussed above with respect to the current named executive officers with Executive Agreements.

Holdings repurchased Mr. Kim’s 60 vested Class B Units for $138,125.40, the fair market value as of April 17, 2012.

Employment Agreement with Chief Operating Officer

On September 1, 2013, HVM entered into an employment agreement with Jonathan Halkyard, to serve as HVM’s Chief Operating Officer, with an initial two-year term of employment commencing on September 30, 2013, subject to automatic one-year renewal terms unless terminated by HVM pursuant to written notice provided at least 90 days prior to the expiration of the term. Mr. Halkyard’s agreement provides that he will be entitled to an annual base salary of $550,000 and an annual target bonus opportunity of $550,000, provided, however, that for 2013, he will receive a guaranteed bonus of not less than $420,000. Under the terms of the employment agreement, Mr. Halkyard is also entitled to (i) a sign-on bonus in amount equal to $1,105,400; (ii) an initial equity award with an aggregate value of not less than $3,979,440 that vests annually over two years; and (iii) an equity award in respect of 2014 with an aggregate value of $950,000, which award will be subject to approval by the compensation committee. In the event of his termination without Cause or for Good Reason (which terms are generally consistent with the definitions contained in Mr. Donald’s Executive Agreement), he would be entitled to payment of any (i) accrued benefits, (ii) a lump sum payment equal to the sum of his annual base salary and target bonus, each as in effect on the date of termination, (iii) payment of a pro-rata bonus for the year in which termination occurs and (iv) benefits continuation for a one-year period. Mr. Halkyard is bound by non-solicitation and non-competition covenants for a one year period following termination. As part of the Pre-IPO Transactions, it is currently anticipated that New HVM will assume Mr. Halkyard’s agreement.

Director Compensation

Neither HVM Manager nor the Manager Representatives received any compensation during fiscal year 2012.

Each of the non-voting managers of the board of managers of Holdings was entitled to receive an annual cash fee of $75,000 for services rendered on the board of managers of Holdings. In addition, each non-voting manager received a grant of Profit Units upon his appointment as a manager under the Amended and Restated ESH Hospitality Incentive Plan, as well as a grant of Profit Units under the Amended and Restated ESH Strategies Incentive Plan. The terms of the Profit Units are substantially similar to the terms of the Profit Units granted to the named executive officers under the Management Incentive Plan, as described under “Equity Incentive Awards.” The table below sets forth the portion of the compensation paid to the managers of the board of managers of Holdings that is attributable to services performed during the fiscal year ended December 31, 2012.

Name	Fees earned or paid in cash ($)		Stock Awards ($)(1)		All Other Compensation ($)		Total ($)
Douglas G. Geoga,	$75,000		—	(2)	$18,750	(3)	$93,750
Non-Voting Manager and Non-Executive Chairman, Holdings

William Kussell,	$75,000		—	(4)	$18,750	(3)	$93,750
Non-Voting Manager, Holdings

Richard F. Wallman	$50,000	(5)	$324,840	(6)	—		$374,840
Non-Voting Manager, Holdings

A.J. Agarwal	—		—		—		—
Manager, Holdings and ESH REIT(7)

Michael Barr	—		—		—		—
Manager, Holdings and ESH REIT(7)

William D. Rahm	—		—		—		—
Manager, Holdings and ESH REIT(7)

(1)	The amounts included in the “Stock Awards” column represent the grant date fair value of the profit units granted, computed in accordance with FASB ASC Topic 718. The valuation assumptions used in determining such amounts are described in Note 15 – Equity-Based Compensation of the financial statements for ESH Hospitality LLC and Subsidiaries and ESH REIT Predecessor.

(2)	As of December 31, 2012, Mr. Geoga held 200 vested Class B Units and 300 unvested Class B Units which will be settled only upon a Change of Control Transaction or termination of service. Under the terms of the award agreement, 100 Class B Units will vest on each anniversary of December 6, 2010 through December 6, 2014, with the final 100 Class B Units vesting upon a Change of Control Transaction.

(3)	This amount represents a make-up payment attributable to unpaid board fees for services during the fourth quarter of 2010.

(4)	As of December 31, 2012, Mr. Kussell held 60 vested Class B Units and 90 unvested Class B Units which will be settled only upon a Change of Control Transaction or termination of service. Under the terms of the award agreement, 30 Class B Units will vest on each anniversary of December 6, 2010 through December 6, 2014, with the final 30 Class B Units vesting upon a Change of Control Transaction.

(5)	The amount in the “Fees earned or paid in cash” column represents the pro-rated amount of director fees paid to Mr. Wallman with respect to services rendered during the period effective July 27, 2012 through December 31, 2012.

(6)	On July 27, 2012, Mr. Wallman was granted 60 Class C Units. As of December 31, 2012, none of Mr. Wallman’s Class C Units were vested. Under the terms of the award agreement, 12 Class C Units will vest on each anniversary of May 22, 2012 through May 22, 2016, with the final 12 Class C Units vesting upon a Change of Control Transaction.

(7)	Mr. Agarwal, Mr. Barr and Mr. Rahm did not receive any compensation for services rendered during 2012 fiscal year as managers on the boards of Holdings and ESH REIT.

PRINCIPAL STOCKHOLDERS

The following table sets forth information regarding the beneficial ownership of the Company and ESH REIT shares of capital stock, after giving effect to the consummation of the Pre-IPO Transactions immediately prior to the completion of this offering, and following the completion of this offering, by:

•	each of the directors of the Company and ESH REIT;

•	each of the named executive officers of the Company and ESH REIT;

•	each stockholder known to us to own beneficially more than 5% of the outstanding shares of the Company and ESH REIT shares of capital stock; and

•	all of the executive officers and directors of the Company and ESH REIT as a group.

No individual entity owns, actually or constructively, more than 9.8% of the Shares, as provided in the respective charters of the Company and ESH REIT.

Beneficial ownership is determined under the rules of the SEC and generally includes voting or investment power with respect to securities. Unless indicated below, to our knowledge, the persons and entities that the table names have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable. Shares subject to options that are currently exercisable or exercisable within 60 days of the date of this prospectus are deemed to be outstanding and to be beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Except as otherwise indicated, the business address for each of our beneficial owners is c/o Extended Stay America, Inc., 11525 N. Community House Road, Suite 100, Charlotte, North Carolina 28277:

COMPANY
	Shares of Common Stock Beneficially Owned Prior to the Offering		Shares of Common Stock Beneficially Owned After the Offering		Shares of Voting Preferred Stock Beneficially Owned Prior to the Offering		Shares of Voting Preferred Stock Beneficially Owned After the Offering
Name and Address	Number	Percent	Number	Percent	Number	Percent	Number	Percent
Investment funds affiliated with Centerbridge Partners, LP
c/o Centerbridge Partners, L.P. 375 Park Avenue, New York, New York 10152
Investment funds affiliated with Paulson & Co. Inc.
c/o Paulson & Co. Inc. 1251 Avenue of the Americas, New York, New York 10020
Partnerships affiliated with The Blackstone Group, LP
c/o The Blackstone Group, LP 345 Park Avenue, New York, New York 10154
James L. Donald
Peter J. Crage
Thomas Seddon
Jonathan S. Halkyard
Victoria Plummer
M. Thomas Buoy
Ross W. McCanless
Robert Joyce
Howard J. Weissman
Douglas G. Geoga
William Kussell
Richard F. Wallman
A.J. Agarwal
Michael Barr
William D. Rahm
Chris Daniello
Ty Wallach
All directors, director nominees and executive officers of the Company, as a group ( persons)
All directors, director nominees and executive officers of ESH REIT, as a group ( persons)

ESH REIT
Shares of Class A Common Stock Beneficially Owned Prior to the Offering		Shares of Class A Common Stock Beneficially Owned After the Offering		Shares of Class B Common Stock Beneficially Owned Prior to the Offering		Shares of Class B Common Stock Beneficially Owned After the Offering		Total Common Stock Beneficially Owned Prior to the Offering		Total Common Stock Beneficially Owned After the Offering		Shares Beneficially Owned Prior to the Offering‡		Shares Beneficially Owned After the Offering
Number	Percent	Number	Percent	Number	Percent	Number	Percent	Number	Percent	Number	Percent	Number	Percent	Number	Percent†
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†	Does not reflect exercise of the underwriters’ option to purchase additional shares.
*	Less than 1%.
‡	See “Prospectus Summary—Corporate Structure” for an illustration of our expected capital structure upon completion of this offering.

INVESTMENT POLICIES AND POLICIES WITH RESPECT TO CERTAIN

ACTIVITIES OF ESH REIT

The following is a discussion of ESH REIT’s investment policies and policies with respect to certain other activities, including financing matters and conflicts of interest. These policies may be amended or revised from time to time at the discretion of ESH REIT’s board of directors, without a vote of its shareholders. Any change to any of these policies by ESH REIT’s board of directors, however, would be made only after a thorough review and analysis of that change, in light of the then-existing business and other circumstances, and then only if, in the exercise of its business judgment, ESH REIT’s board of directors believes that is advisable to do so in ESH REIT’s and its shareholders best interests. Any such change will be disclosed in ESH REIT’s periodic reports or other filings with the SEC. There can be no assurance that ESH REIT’s investment objectives will be attained.

Investments in Real Estate or Interests in Real Estate

ESH REIT invests principally in extended stay hotels located in North America. ESH REIT may also target for acquisition hotels that meet specific acquisition criteria, which may be purpose built extended stay hotel properties or converted into extended stay hotels. ESH REIT’s management team will identify and negotiate acquisition and other investment opportunities, subject to the approval of its board of directors. ESH REIT’s primary investment objectives are to enhance shareholder value over time and pay distributions to its shareholders.

ESH REIT intends to engage in future investment activities in a manner that is consistent with the requirements applicable to REITs for federal income tax purposes. Generally speaking, ESH REIT has not and does not expect to engage in any significant investment activities with other entities, although it may consider joint venture investments with other investors. Equity investments may be subject to ESH REIT’s existing indebtedness or such financing or indebtedness as may be incurred in connection with acquiring investments. Any such financing or indebtedness will have priority over ESH REIT’s equity interest in such property. Investments are also subject to ESH REIT’s policy not to be treated as an investment company under the Investment Company Act of 1940, as amended, or the 1940 Act.

Although ESH REIT currently intends to continue investing principally in mid-price extended stay hotels, ESH REIT does not have any specific policy as to the amount or percentage of its assets which may be invested in any specific asset, other than the tax rules applicable to REITs. Additionally, no limits have been set on the concentration of investments in any one geographic location. ESH REIT anticipates that its real estate investment will continue to be diversified in terms of geographic market.

Disposition Policy

Although ESH REIT has no current plans to dispose of any of its hotel properties, it will consider doing so, subject to REIT qualification and prohibited transaction rules under the Code, if its management determines that a sale of a property would be in its best interests based on the price being offered for the hotel, the operating performance of the hotel, the tax consequences of the sale and other facts and circumstances surrounding the proposed sale.

Lending Policies

Although ESH REIT does not expect to engage in any significant lending in the future, it does not have a policy limiting its ability to make loans to other persons, although its ability to do so may be limited by applicable law, such as the REIT rules under the Code and the Sarbanes-Oxley Act. ESH REIT’s board of directors may, in the future, adopt a formal lending policy without notice to or consent of its stockholders.

Issuance of Additional Securities

Subject to the pairing arrangement with respect to its Class B common stock, which will require the Company to issue an equal number of shares of its common stock in connection with any issuance of Class B common stock, if ESH REIT’s board of directors determines that obtaining additional capital would be advantageous to it, it may, without stockholder approval, issue debt or equity securities, retain earnings (subject to the REIT distribution requirements for federal income tax purposes) or pursue a combination of these methods.

ESH REIT may offer shares of its common stock or other debt or equity securities in exchange for cash, real estate assets or other investment targets, and to repurchase or otherwise re-acquire shares of its common stock or other debt or equity securities. ESH REIT may issue additional preferred stock from time to time, in one or more classes or series, as authorized by its board of directors without the need for stockholder approval. We have not adopted a specific policy governing the issuance of senior securities at this time.

Repurchase of ESH REIT Securities

Subject to the pairing arrangement with respect to its Class B common stock, which will require the Company to repurchase an equal number of shares of its common stock in connection with any repurchase by ESH REIT of its Class B common stock, ESH REIT may repurchase shares of its common stock from time to time.

Reporting Policies

ESH REIT intends to make available to its stockholders audited annual financial statements and annual reports. Upon completion of this offering, ESH REIT will become subject to the information reporting requirements of the Exchange Act, pursuant to which ESH REIT will file periodic reports, proxy statements and other information, including audited financial statements, with the SEC.

Policies with Respect to Certain Transactions

Upon completion of this offering and the Pre-IPO Transactions, ESH REIT will adopt a written policy for the review and approval of related person transactions requiring disclosure under Item 404(a) of Regulation S-K, which will include its directors, officers, major stockholders and affiliates, including certain of their family members. For a discussion of ESH REIT’s Related Person Transaction Policy, see “Certain Relationships and Related Party Transactions.” Under ESH REIT’s charter, its directors and officers may have business interests and engage in business activities similar to, in addition to or in competition with those of or relating to ESH REIT.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

This section describes related party transactions between us and our directors, executive officers and 5% stockholders and their immediate family members that have occurred since October 8, 2010. See “Prospectus Summary—Corporate Structure” for an illustration of where the related entities discussed sit below in our corporate structure.

Management Agreements

On the Acquisition Date, the Operating Lessees executed management agreements with HVM with respect to all of the hotels under lease. The management agreements each have substantially the same terms. Upon consummation of the Pre-IPO Transactions, the activity and operations formerly conducted by HVM will be conducted by New HVM, a wholly-owned subsidiary of the Company.

Under each management agreement, HVM provides management services to the leased hotels, including supervision, direction, control of the operation and management and promotion of the hotel properties. The management agreements contain indemnification provisions, which survive the termination of the agreement. Each management agreement can be terminated by any party for any or no reason prior to the expiration date.

Under each management agreement, HVM is entitled to a management fee of 2.5% of hotel revenues, which is reduced to 0.5% after a threshold of revenue is reached in each fiscal year. HVM is reimbursed for property-level costs and expenses in managing and operating the hotels, including salaries, in-house legal personnel, out-of-pocket expenses and other services paid for by HVM (collectively, “Operating Expenses”). HVM is also entitled to receive a service fee for technical services that HVM provides (“Service Fee”).

Under one of the management agreements, HVM also receives an incentive management fee through the grant of Class B common units and Class C common units of Holdings, which are then allocated and transferred to employees of HVM under the Management Incentive Plan. For the six months ended June 30, 2013, the years ended December 31, 2012 and 2011 and the 2010 Successor Period, 170 Class C common units, 2,690 Class C common units, 1,165 Class B and 690 Class C common units and 6,820 Class B common units, respectively, were granted to HVM.

Aggregate management fees paid to HVM under the management agreements were approximately $8.5 million for the six months ended June 30, 2013 and $15.0 million, $14.7 million and $3.4 million for the years ended December 31, 2012 and 2011 and the 2010 Successor Period, respectively. HVM was reimbursed for Operating Expenses of approximately $23.0 million for the six months ended June 30, 2013 and $79.1 million, $62.6 million and $14.2 million for the years ended December 31, 2012 and 2011 and the 2010 Successor Period, respectively. Service Fees paid to HVM were approximately $3.7 million for the six months ended June 30, 2013 and $7.1 million, $4.7 million and $1.3 million for the years ended December 31, 2012 and 2011 and the 2010 Successor Period, respectively.

Trademark License Agreements

On the Acquisition Date, a subsidiary of ESH Strategies, the owner of the trademarks “Extended Stay America,” “Extended Stay Deluxe,” “Homestead Studio Suites,” “Studio Plus,” “Crossland,” “Extended Stay” and “Extended Stay Hotels” entered into a trademark license agreement, as later amended, with ESH REIT’s operating subsidiaries, granting it a non-exclusive license to use the trademarks, expiring on December 31, 2030.

The Trademark License Agreements provide for a trademark fee of 0.3% of revenues. Trademark fees under these agreements were approximately $1.7 million for the six months ended June 30, 2013, and $3.0 million, $2.8 million and $0.6 million for the years ended December 31, 2012 and 2011 and the 2010 Successor Period, respectively.

Stockholders Agreement

In connection with this offering, the Company and ESH REIT will enter into a stockholders agreement with the Sponsors. The following description of the terms of the stockholders agreement is qualified in its entirety by reference to the stockholders agreement.

Representation. Upon consummation of this offering, the Company’s board of directors will be comprised of seven directors and ESH REIT’s board of directors will be comprised of five directors. ESH REIT’s board of directors will be increased to seven directors within one year of the effective date of the registration statement for this offering. Each Sponsor will have the right to nominate one director to each board for so long as such Sponsor owns at least 5% of the outstanding Shares. The Sponsors will have the right to designate the members of each of the Company’s and ESH REIT’s audit committee, compensation committee and nominating and corporate governance committee (or committee similar to any of the foregoing). The Sponsors will also enter into a voting agreement obligating each Sponsor to vote for the other Sponsors’ nominees to each board. The Sponsors will jointly nominate a sufficient number of additional directors to achieve majority control of each board. The Sponsors’ right to jointly nominate such directors will fall away if the Sponsors’ ownership falls below 50% of the outstanding Shares, not counting any of the Shares of any Sponsor that holds less than 5% of the outstanding Shares.

Governance Rights. For so long as the Sponsors hold at least 40% of the outstanding Shares, the following matters may not be carried out by the Company and/or ESH REIT, as the case may be, without the prior written consent of a majority of the Shares held by the Sponsors at the time of such consent:

•	increasing or decreasing the size of the board of directors of the Company or ESH REIT;

•	establishing committees of the board of directors of the Company or ESH REIT;

•

any amendment of the Company’s charter to remove the provision providing that the Company will have no expectation or entitlement with regard to corporate opportunities that come to designated directors of the Sponsors;

•	any determination to unpair the Shares; or

•	any decision not to seek to continue to qualify as a REIT.

Each Sponsor will individually lose its consent rights if its ownership falls below 5% of the outstanding Shares, but consent rights will remain for the other Sponsors so long as the Sponsors’ collective ownership is at least 40% of the outstanding Shares, not counting any of the Shares of any Sponsor that holds less than 5% of the outstanding Shares.

Information Rights. The Sponsors will have the right to review the books and records of the Company, ESH REIT and their subsidiaries, as applicable, and to discuss the affairs, finances and condition of the Company, ESH REIT or their subsidiaries, as applicable, with their respective officers. Any information provided to a Sponsor’s board designee may be shared with members of that Sponsor’s organization.

Corporate Opportunities. The Sponsors and any Sponsor board designee who is not employed by Extended Stay will have the right to engage in and possess any interest in other business opportunities of any nature or description, independently or with others, similar or dissimilar to, or that competes with, the investments or business of Extended Stay and will not be obligated to present any particular investment or business opportunity to Extended Stay.

Registration Rights Agreement

In connection with this offering, the Company and ESH REIT will enter into a registration rights agreement with the Sponsors. The following description is qualified in its entirety by reference to the registration rights agreement.

At any time after this offering, the Sponsors will have the right to require the Company and ESH REIT to register all or any portion of their Shares under the Securities Act on Form S-1 or Form S-3. Each Sponsor will be entitled to request up to two registrations on Form S-1 (provided the aggregate offering value of the Shares registered in any such registration equals at least $200 million) and an unlimited number of short-form registrations on Form S-3 (provided the aggregate offering value of the Shares registered in any such registration equals at least $100 million), including underwritten offerings. In addition, if the Company and ESH REIT propose to file a registration statement in connection with a public offering of Shares (including pursuant to a demand registration statement initiated by a Sponsor), the Sponsors will be entitled to piggyback registration rights pursuant to which the Company and ESH REIT will be required to include in such registration such number of Shares as they may request. These registration rights will also be subject to cutbacks, priorities and other limitations.

The registration rights agreement also provides that the Company and ESH REIT will pay all expenses relating to such registrations and indemnify the Sponsor against certain liabilities which may arise under the Securities Act.

HVM Purchase Agreement

Messrs. Crage and Weissman own 80% and 20%, respectively, of HVM through indirect membership interests. As part of the Pre-IPO Transactions, New HVM will acquire all of the assets of HVM and assume all of the liabilities of HVM. The existing management agreements with the Operating Lessees will be terminated and New HVM will enter into replacement management agreements with the Operating Lessees that are substantially the same as the existing management agreements. The consideration for New HVM’s purchase of all of the assets of HVM will be $         million. Messrs. Crage and Weissman will receive a portion of the consideration proportionate to their ownership of HVM.

Transactions with Culligan International

In 2012 and 2013, we purchased water filters from Culligan International, which is owned by affiliates of Centerbridge, for installation in our hotel rooms. We paid Culligan $0.3 million and $0.4 million for the six months ended June 30, 2013 and the year ended December 31, 2012, respectively.

Transactions with Luxury Resorts (LXR)

We held our 2012 Managers’ Conference at the Buena Vista Palace, which is owned by WHM, LLC (doing business as Luxury Resorts (LXR)), which is owned by affiliates of Blackstone. We paid the Buena Vista Palace $1.3 million for the year ended December 31, 2012.

Transactions with Alliant

In 2011 and 2012, we engaged Alliant Insurance Services, Inc., which was then owned by affiliates of Blackstone, to provide insurance brokerage services to us. We paid Alliant $0.2 million and $0.2 million for the years ended December 31, 2012 and 2011, respectively.

Related Party Transactions Policy

Prior to the completion of this offering, the boards of directors of the Company and ESH REIT will each adopt a Related Party Transaction Policy, which is designed to monitor and ensure the proper review, approval, ratification and disclosure of related party transactions involving us. This policy applies to any transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which we were, are or will be a participant and the amount involved exceeds $120,000, and in which any related party had, has or will have a direct or indirect material interest. The audit committees of the boards of directors of the

Company and ESH REIT, as the case may be, must review, approve and ratify a related party transaction if such transaction is consistent with the Related Party Transaction Policy and is on terms, taken as a whole, which the audit committee believes are no less favorable to the Company or ESH REIT, as the case may be, than could be obtained in an arm’s-length transaction with an unrelated third party, unless the audit committee otherwise determines that the transaction is not in the best interests of the Company or ESH REIT, as the case may be. Any related party transaction or modification of such transaction which the board of directors has approved or ratified by the affirmative vote of a majority of directors, who do not have a direct or indirect material interest in such transaction, does not need to be approved or ratified by the audit committee. In addition, related party transactions involving compensation will be approved by the compensation committee of the Company or ESH REIT, as the case may be, in lieu of the audit committee.

DESCRIPTION OF ESH REIT’S INDEBTEDNESS

Mortgage and Mezzanine Loans

On November 30, 2012, ESA P Portfolio LLC, ESA P Portfolio MD Borrower LLC, ESA Canada Properties Borrower LLC, ESH/TN Properties LLC (collectively, “Mortgage Borrower”), Mezzanine A Borrower, Mezzanine B Borrower and Mezzanine C Borrower (each as defined in the MLA (as hereinafter defined)) (collectively, the “2012 Borrowers”) entered into new mortgage and mezzanine loans totaling $3.6 billion. The 2012 Borrowers used the proceeds from the new mortgage and mezzanine loans to pay the outstanding principal and interest balances on the then-outstanding mortgage and mezzanine loans of approximately $2.7 billion, prepayment penalties and other costs of approximately $10.7 million, and deferred financing costs of approximately $64.6 million, establish new escrows of approximately $124.3 million, and distribute approximately $723.2 million to the Sponsors. The 2012 Borrowers’ monthly debt service obligation totaled approximately $16.3 million subsequent to the debt refinancing.

Mortgage Loan

The $2.5 billion mortgage loan (the “Mortgage Loan”) is governed by that certain Loan Agreement, dated as of November 30, 2012, by and among Mortgage Borrower, certain affiliates of Mortgage Borrower, JPMorgan Chase Bank, National Association, German American Capital Corporation, Citigroup Global Markets Realty Corp., Bank of America, N.A. and Goldman Sachs Mortgage Company (as amended, the “MLA”).

Upon consummation of this offering, the Company will assume the obligations of the guarantor under a customary recourse carveout guaranty pursuant to which the Company will guarantee (a) under certain limited circumstances, losses related to the 2012 Mortgage Loan plus enforcement costs incurred by the lenders, and (b) under certain other limited circumstances, repayment of the 2012 Mortgage Loan up to an aggregate liability under this clause (b) of $252.0 million plus enforcement costs.

Components and Interest Rates

The Mortgage Loan is secured by 680 hotel properties. The Mortgage Loan is comprised of three components.

Component A (Original Principal Amount: $350,000,000; initial maturity date: December 1, 2014, subject to three one-year extensions):

•

Interest is payable on Component A at a floating rate per annum of LIBOR plus approximately 2.1% (Component A is further subdivided into five Subcomponents each accruing interest at a floating rate, the weighted average of which equals the floating rate of Component A). In connection with the origination of the Mortgage Loan, the loan parties also entered into an interest rate cap agreement with respect to Component A with a LIBOR strike price equal to 3.0%.

Component B (Original Principal Amount: $350,000,000; maturity date: December 1, 2017):

•	Interest is payable on Component B at a fixed rate per annum of approximately 3.4%.

Component C (Original Principal Amount: $1,820,000,000; maturity date: December 1, 2019):

•	Interest is payable on Component C at a fixed rate per annum of approximately 4.1%.

Prepayment

Each component of the Mortgage Loan has amounts that are freely prepayable. The below table shows freely prepayable amounts and prepayment penalties under the 2012 Mortgage Loan.

	Mortgage Loan ($ in millions)
	Component A		Component B		Component C
	Freely Prepayable	Prepayment Penalty(1)	Freely Prepayable	Prepayment Penalty(1)(2)	Freely Prepayable	Prepayment Penalty(1)(2)
Prior to January 2, 2014	$52.5	3.0%	$157.5	NA(3)	$157.5	NA(3)

January 2, 2014 to July 1, 2014	52.5	1.0%	157.5	Greater of 1.0% or Yield Maintenance	157.5	Greater of 1.0% or Yield Maintenance
July 2, 2014 to January 1, 2015	350.0	0.0%	157.5	Greater of 1.0% or Yield Maintenance	157.5	Greater of 1.0% or Yield Maintenance
January 2, 2015 to July 1, 2015	350.0	0.0%	350.0	0.0%	157.5	Greater of 1.0% or Yield Maintenance
July 2, 2015 to January 1, 2016	350.0	0.0%	350.0	0.0%	157.5	Greater of 1.0% or Yield Maintenance
After January 2, 2016	350.0	0.0%	350.0	0.0%	1,820.0	0.0%

(1)	Prepayment penalty applies to the amount in excess of freely prepayable amounts.
(2)	Yield Maintenance, calculated as more particularly set forth in the 2012 Mortgage Loan Documents, means the excess of (i) the sum of the present values of the scheduled payments of interest and principal to be made with respect to the portion of the Component being prepaid (in excess of the freely payable portion) over (ii) the principal amount of the Component being prepaid (in excess of the freely prepayable portion).
(3)	Voluntary prepayment in excess of the freely prepayable amount is not permitted prior to January 2, 2014.

Representations, Warranties and Mortgage Borrower Covenants

In connection with the Mortgage Loan, the Loan Parties (as defined in the MLA) made certain representations, warranties and covenants customary in mortgage loan transactions, including, without limitation, regarding the ownership and operation of the hotels and standard special purpose bankruptcy remote entity provisions that are provided in order to make certain that each loan party (and certain specified affiliates) will maintain a prescribed level of separateness to forestall a substantive consolidation of such entities in the event of a bankruptcy action.

Cash Management

The occurrence of a mortgage loan event of default, a mezzanine loan default, a debt yield trigger event (a Debt Yield (as defined in the MLA) of less than 9.0%) or a guarantor bankruptcy would result in a Cash Trap Event (as defined in the MLA). During the period of a Cash Trap Event, any excess cash flow, after all monthly requirements are fully funded (including the payment of management fees and operating expenses), would be held by the loan service agent as additional collateral for the Mortgage Loan. Subject to certain conditions and requirements, Mortgage Borrower may cure a Cash Trap Event by applying funds in the excess cash flow reserve fund to prepay a portion of the outstanding principal balance of the mortgage loan in order to achieve the required Debt Yield under the MLA.

A right of contribution agreement provides that if cash of the Company or its subsidiaries is needed to service ESH REIT’s obligations under the 2012 Mortgage Loan, the Company will be reimbursed in cash (with interest) by ESH REIT or, at its option, with additional shares of Class A common stock of ESH REIT of an equivalent value.

Events of Default

The Mortgage Loan is subject to certain customary events of default under the Loan Documents (as defined in the MLA, hereinafter, the “Mortgage Loan Documents”).

Upon the occurrence of an Event of Default (as defined in the MLA), Lender (as defined in the MLA, hereinafter, the “Mortgage Lender”) may, among other things, take the following actions: (i) accelerate the maturity date of the Mortgage Loan, (ii) foreclose on any or all of the mortgages securing the mortgage loan or (iii) apply amounts on deposit in the reserve accounts to pay the debt service on the Mortgage Loan.

Mezzanine Loans

On November 30, 2012, Mezzanine A Borrower, Mezzanine B Borrower and Mezzanine C Borrower (each as defined in the MLA and collectively, the “Mezzanine Borrowers”) entered into three mezzanine loans totaling approximately $1.08 billion (the “Mezzanine Loans”). Interest-only payments for the Mezzanine Loans total approximately $8.5 million and are due on the first day of each calendar month. Each of the Mezzanine Loans are subject to similar CMA requirements and loan covenants generally as described above for the Mortgage Loan.

Upon consummation of this offering, the Company will assume the obligations of the guarantor under a customary recourse carveout guaranty pursuant to which the Company will guarantee (a) under certain limited circumstances, losses related to the 2012 Mezzanine Loans plus enforcement costs incurred by the mezzanine lenders and (b) under certain other limited circumstances, repayment of the 2012 Mezzanine Loans up to an aggregate liability under this clause (b) of $108.0 million plus enforcement costs.

The terms of the Mezzanine Loans track, in all material respects, those set forth in the Mortgage Loan Documents with the exception of typical distinctions made between mortgage loans and mezzanine loans.

The relationships vis-à-vis each of the three Mezzanine Loans and the Mortgage Loan are governed by the terms of the intercreditor agreement. These include such rights of Mezzanine Lenders (as defined in the MLA) to cure defaults under the Mortgage Loan Documents and the ability to acquire all or part of the outstanding mezzanine and/or mortgage loans during the continuance of an Event of Default under the Mezzanine Loans.

Components and Interest Rates

Promissory notes in the original aggregate principal amount of $500,000,000 (the “Mezzanine A Loan”) are held by Mezzanine A Lender (as defined in the MLA). Promissory notes in the original aggregate principal amount of $330,000,000 (the “Mezzanine B Loan”) are held by Mezzanine B Lender (as defined in the MLA) pursuant to the Mezzanine B Loan agreement. Promissory notes in the original aggregate principal amount of $250,000,000 (the “Mezzanine C Loan”) are held by Mezzanine C Lender (as defined in the MLA) pursuant to the Mezzanine C Loan Agreement. The Mezzanine Borrowers have pledged 100% of their respective direct or indirect ownership interests in the Loan Parties to secure the Mezzanine Loans. The Mezzanine A Loan has a fixed interest rate per annum of approximately 8.3% and a maturity date of December 1, 2019. The Mezzanine B Loan has a fixed interest rate per annum of approximately 9.6% and a maturity date of December 1, 2019. The Mezzanine C Loan has a fixed interest rate per annum of approximately 11.5% and a maturity date of December 1, 2019.

Prepayment

Each of the mezzanine loans has amounts that are freely prepayable. The below table shows freely prepayable amounts and prepayment penalties under the 2012 Mezzanine Loan.

	Mezzanine Loans ($ in millions)
	Mezzanine A		Mezzanine B		Mezzanine C
	Freely Prepayable	Prepayment Penalty(1)	Freely Prepayable	Prepayment Penalty(1)	Freely Prepayable	Prepayment Penalty(1)
Prior to December 2, 2013	$125.0	NA (2)	$82.5	NA (2)	$62.5	NA (2)
December 2, 2013 to June 1, 2014	125.0	3.0%	82.5	3.0%	62.5	3.0%
June 2, 2014 to December 1, 2014	125.0	1.0%	82.5	1.0%	62.5	1.0%
After December 1, 2014	500.0	0.0%	330.0	0.0%	250.0	0.0%

(1)	Prepayment penalty applies to the amount in excess of freely prepayable amounts.
(2)	Voluntary prepayment in excess of the freely prepayable amount is not permitted prior to December 2, 2013.

Any prepayment by a Mezzanine Borrower creates an obligation of the other Mezzanine Borrowers to make corresponding pro rata prepayments on their respective Mezzanine Loans.

Events of Default

The Mezzanine Loans are subject to certain customary events of default under the Mezzanine Loan Documents. Upon the occurrence of an Event of Default under the Mezzanine Loans, the applicable Mezzanine Lender may, among other things, take the following actions: (i) accelerate the maturity date of the applicable Mezzanine Loan or (ii) exercise all the rights and remedies of a secured party under the Uniform Commercial Code, as adopted and enacted by the state or states where any of the Mezzanine Collateral (as defined in the MLA) is located, against the Mezzanine Borrowers and the Mezzanine Collateral.

Revolving Facility

On November 30, 2012, Extended Stay LLC, a subsidiary of ESH REIT, entered into a Revolving Credit Facility of $100.0 million. The Revolving Credit Facility matures on November 30, 2015. As of June 30, 2013, the outstanding balance drawn on the revolver was $0 and the amount of borrowing capacity available under the Revolving Credit Facility was approximately $87.4 million (reduced from $100.0 million due to letters of credit outstanding).

The Revolving Credit Facility will terminate upon the consummation of this offering. We intend to seek to arrange a new revolving credit facility to replace the Revolving Credit Facility. However, we have no commitment from any lender at the current time and there can be no assurance that we will be able to arrange a new revolving credit facility in the future on acceptable terms, or at all.

DESCRIPTION OF OUR CAPITAL STOCK

The following is a description of the material terms of the Company’s charter and bylaws and ESH REIT’s charter and bylaws as each is anticipated to be in effect upon consummation of the Pre-IPO Transactions and this offering. We also refer you to the Company’s charter and bylaws and ESH REIT’s charter and bylaws, the forms of which are filed as exhibits to the registration statement of which this prospectus forms a part.

Authorized Shares

The Company

The Company’s charter authorizes the Company to issue              shares of capital stock, consisting of (i)              shares of common stock, par value $0.01 per share; (ii)              shares of preferred stock, par value $         per share; and              shares of excess stock, par value $         per share.

The Company’s charter grants to the board of directors of the Company the power to classify and authorize the issuance of one or more classes or series of Company preferred stock having such voting rights, rights to dividends, distributions, liquidation preference, conversion rights, exchange rights and redemption rights, and such designations, preferences and participations and other limitations or restrictions as are specified by the board of directors of the Company and as are not prohibited by the Company’s charter or applicable law.

ESH REIT

ESH REIT’s charter authorizes ESH REIT to issue              shares of capital stock, consisting of: (i)             shares of Class A common stock, par value $0.01 per share; (ii)             shares of Class B common stock, par value $0.01 per share; (iii) 125 shares of preferred stock, no par value; (iv)              shares of preferred stock, par value $0.01 per share; and (v)             shares of excess stock, par value $0.01 per share.

ESH REIT’s charter grants to the board of directors of ESH REIT the power to classify and authorize the issuance of one or more classes or series of ESH REIT preferred stock having such voting rights, rights to dividends, distributions, liquidation preference, conversion rights, exchange rights and redemption rights, and such designations, preferences and participations and other limitations or restrictions as are specified by the board of directors of ESH REIT and as are not prohibited by ESH REIT’s charter or applicable law.

Following the completion of this offering, there will be              Shares issued and outstanding,              shares of common stock of the Company issued and outstanding,              shares of voting preferred stock of the Company issued and outstanding,              shares of Class A common stock of ESH REIT issued and outstanding,              shares of Class B common stock of ESH REIT issued and outstanding and 125 shares of 12.5% preferred stock of ESH REIT issued and outstanding. No shares of excess stock of the Company and ESH REIT will be issued and outstanding.

Pairing Arrangement

The terms of the Company’s common stock and ESH REIT’s Class B common stock currently require that, until the limitation on transfer provided for in Article __ of each of the Company’s charter and ESH REIT’s charter is terminated, shares of common stock of the Company and shares of Class B common stock of ESH REIT are transferable and tradeable only in combination as units, each unit initially consisting of one share of Company common stock and one share of ESH REIT Class B common stock. The pairing is evidenced by “back-to-back” stock certificates, that is, certificates evidencing shares of ESH REIT Class B common stock are printed on the reverse side of certificates evidencing shares of Company common stock. The certificates bear a legend referring to the conditions on transfer imposed by the Company’s charter and ESH REIT’s charter.

However, the Company’s charter and ESH REIT’s charter do allow the respective boards of directors of the Company and ESH REIT to, in their sole discretion, issue unpaired shares of their capital stock. In addition, holders of Shares will have the option, by the vote of a majority of the Shares then outstanding, to eliminate the pairing arrangement in accordance with the respective charters of the Company and ESH REIT, subject to the stockholder rights of the Sponsors discussed below. The pairing arrangement will be automatically terminated upon bankruptcy of either of the Company or ESH REIT. The Class A common stock of ESH REIT owned by the Company is freely transferrable and if transferred, the transferee will hold unpaired shares of common stock of ESH REIT.

The Company will have the right, at its option and without the consent of the holders of the Shares, to acquire shares of Class B common stock of ESH REIT from the holders of the Shares in exchange for cash, property and/or additional shares of the Company’s common stock with a fair market value, determined in the good faith judgment of the ESH REIT board of directors, equal to the fair market value of the Class B common stock of ESH REIT being exchanged. After such acquisition, shares of the Company’s common stock may be paired with shares of Class B common stock of ESH REIT in a different proportion, but such shares will continue to be attached and trade together. Holders of the Shares could be subject to U.S. federal income tax on the exchange of shares of Class B common stock of ESH REIT for additional shares of the Company’s common stock and may not receive cash to pay the tax from the Company or ESH REIT. See “Material United States Federal Income Tax Consequences—Taxation of Holders of Shares with Respect to ESH REIT Shares.”

Limits on Ownership of Stock and Restrictions on Transfer

For ESH REIT to qualify as a REIT under the Code, it must meet certain requirements concerning the ownership of its outstanding shares of equity stock. Specifically, not more than 50% in value of ESH REIT’s outstanding shares of capital stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) (this ownership restriction is commonly referred to as the “5/50 Test”). Additionally, the shares of stock must be beneficially owned by 100 or more persons, during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year. Also, at least 75% of ESH REIT’s gross income for each year must consist of qualified “rents from real property” and income from certain other real property investments. The Code contains certain provisions that exclude rental income paid by a “related party” from the concept of qualified “rents from real property” for purposes of this gross income test. The Code will treat the Company as a “related party” for purposes of this gross income test if ESH REIT owns, actually or constructively, 10% or more of the ownership interests in the Company within the meaning of section 856(d)(2)(B) of the Code. ESH REIT will be deemed to constructively own 10% or more of the ownership interests in the Company if a person holding 10% or more of ESH REIT common stock also holds 10% or more of Company common stock. Thus, if one person held 10% or more of the outstanding Shares, the Company would be deemed a related party of ESH REIT and ESH REIT would lose its status as a REIT. Accordingly, both ESH REIT and the Company must have various restrictions on the ownership of shares of their capital stock in order to ensure that the 5/50 Test is met, as well as to ensure that rents received by ESH REIT from the Company are not deemed to be rents from a related party. The              shares of ESH REIT’s Class A common stock held entirely by the Company are excluded from the ownership restrictions.

To protect ESH REIT against the risk of losing its status as a REIT due to a concentration of ownership among its stockholders, and to otherwise address concerns related to a concentrated ownership of capital stock, the Company’s charter and ESH REIT’s charter, subject to certain exceptions, provide that no single person, may “Beneficially Own” or “Constructively Own” more than 9.8% of the stock in value or number or shares, whichever is more restrictive, of any class or series of capital stock. An exception will permit the Company to own all of the Class A common stock of ESH REIT. Each of the boards of directors of the Company and ESH REIT may waive or modify the ownership limits with respect to one or more persons if they are satisfied that ownership in excess of this limit would not jeopardize ESH REIT’s status as a REIT for U.S. federal income tax purposes
Shares Owned in Excess of the Ownership Limit

As described above, in order to protect ESH REIT against the risk of losing its status as a REIT, the Company’s charter and ESH REIT’s charter provide, subject to certain exceptions, that no single person, may

“Beneficially Own” or “Constructively Own” more than 9.8% of the stock in value or number of shares, whichever is more restrictive, of any class or series of capital stock. See “—Limits on Ownership of Stock and Restrictions on Transfer.” Stock of ESH REIT or stock of the Company owned, or deemed to be owned, or transferred to a stockholder in excess of the 9.8% ownership limits will be converted automatically into shares of “excess stock” and will be transferred, by operation of law, to a trust, the beneficiary of which is a qualified charitable organization. However, for purposes of determining shares owned in excess of the ownership limit, the              shares of Class A common stock of ESH REIT held entirely by the Company are excluded from the ownership limitations.

Upon the occurrence of such a conversion of shares of any class or series of stock of ESH REIT into an equal number of shares of excess stock, such shares of ESH REIT stock are automatically retired and canceled, without any action required by ESH REIT’s board of directors, and shall thereupon be restored to the status of authorized but unissued shares of the particular class or series of ESH REIT stock from which such excess stock was converted and may be reissued by ESH REIT as to that particular class or series of stock.

Upon the conversion into excess shares of any shares of any class or series of stock of the Company that are paired with a class or series of shares of stock of ESH REIT, such shares of ESH REIT shall likewise be converted into an equal number of shares of excess stock and be paired with such converted shares of the Company.

Each share of excess stock is entitled to the same dividends and distributions (as to both timing and amount) as may be declared by the board of directors of ESH REIT or the Company, as the case may be, as shares of the class or series of stock from which such excess stock was converted. The trustee, to whom shares of excess stock are transferred, as record holder of the shares of excess stock, is entitled to receive all dividends and distributions and shall hold all such dividends or distributions in trust for the benefit of the beneficiary. The “prohibited owner,” with respect to such shares of excess stock, shall repay to the trust the amount of any dividends or distributions received by it that are attributable to any shares that have been converted into shares of excess stock and the record date of which was on or after the date that such shares were converted into shares of excess stock. ESH REIT and the Company shall take all measures that they determine reasonably necessary to recover the amount of any such dividend or distribution paid to a prohibited owner, including, if necessary, withholding any portion of future dividends or distributions payable on shares beneficially or constructively owned by such person who, but for these provisions, would own the shares of stock that were converted into shares of excess stock; and, as soon as reasonably practicable following ESH REIT’s or the Company’s receipt or withholding thereof, shall pay over to the trust for the benefit of the beneficiary the dividends so received or withheld, as the case may be.

Right to Purchase Excess Stock

In addition to the foregoing transfer restrictions, and as more fully explained in the Company’s charter and ESH REIT’s charter, shares of excess stock are deemed to have been offered for sale to the Company or ESH REIT, as applicable, or their respective designees, at a price per share equal to the lesser of (1) the price per share in the transaction that created such shares of excess stock or (2) the market price on the date the Company or ESH REIT, as applicable, or their respective designees, accepts such offer. The Company or ESH REIT, as applicable, or their respective designees shall have the right to accept such offer for a period of 90 days.

General

The foregoing restrictions on transferability and ownership will not apply if ESH REIT’s board of directors determines that it is no longer in its best interest for ESH REIT to continue to qualify as a REIT, subject to the stockholders’ rights described below. Furthermore, ESH REIT’s or the Company’s board of directors may, in their sole discretion, waive or modify the ownership limits with respect to one or more persons if they are satisfied that ownership in excess of this limit will not jeopardize ESH REIT’s qualification as a REIT and the respective board of directors otherwise decides that such action is in their stockholders’ best interest.

Stockholders are required to disclose to us in writing any information with respect to their ownership of our capital stock that we may request in order to determine ESH REIT’s status as a REIT and to ensure compliance with the ownership limits.

The ownership limits may have the effect of delaying, deferring or preventing a change of control of the companies.

Description of Common Stock of the Company

Holders of Company common stock are entitled to one vote for each share on all matters that the Company’s stockholders vote upon, including the election of directors, and do not have cumulative voting rights. Subject to the rights of holders of any then outstanding shares of Company preferred stock, common stockholders are entitled to any dividends that the board of directors of the Company may declare. Holders of Company common stock are entitled to share ratably in the Company’s net assets upon its dissolution or liquidation after payment or provision for all liabilities and any preferential liquidation rights of Company preferred stock then outstanding. Holders of Company common stock have no preemptive rights to purchase shares of its stock. The Company has the limited right to redeem shares of Company common stock in the event of a violation of the ownership limitation set forth in the Company’s charter. For ESH REIT to qualify as a REIT under the Code, among other things, no more than 50% of its outstanding stock may be owned, directly or indirectly, by five or fewer individuals during the last half of a taxable year. To assist ESH REIT in meeting this requirement, the Company may take actions such as the automatic conversion of shares in excess of this ownership restriction into shares of excess stock to limit the beneficial ownership of its outstanding equity securities, directly or indirectly, by one individual. See “—Limits on Ownership of Stock and Restrictions on Transfer.” All outstanding shares of Company common stock are fully paid and nonassessable. The rights, preferences and privileges of holders of Company common stock will be subject to those of the holders of any shares of Company preferred stock the Company may issue in the future.

The Company common stock will be represented by certificates, unless the board of directors of the Company adopts a resolution providing that some or all of the Company common stock shall be uncertificated. Any resolution will not apply to any shares of common stock that are already certificated until the shares are surrendered to the Company.

Description of Class A Common Stock and Class B Common Stock of ESH REIT

The Class A common stock will be held by the Company. The Company will hold an amount of Class A common stock that represents a majority, by vote and value, of the capital stock of ESH REIT. The Class B common stock will be held by stockholders of the Company as part of the Shares.

Holders of Class A common stock and Class B common stock will generally vote together and are entitled to one vote for each share on all matters that ESH REIT’s stockholders vote upon. Subject to the rights of holders of any then outstanding shares of ESH REIT preferred stock, Class A common stock and Class B common stock are entitled to any dividends that ESH REIT’s board of directors may declare. Each share of Class A common stock and Class B common stock will be entitled to the same amount of dividends per share, except that, in cases in which the terms of any of the Company’s or ESH REIT’s existing or future indebtedness bars the payment of cash dividends, ESH REIT may declare and pay taxable stock dividends in respect of the Class A common stock that differ from dividends paid in respect of the Class B common stock in order to maintain its REIT status. ESH REIT and the Company will have separate and independent distribution policies. Holders of Class A common stock and Class B common stock are entitled to share ratably in ESH REIT’s net assets upon its dissolution or liquidation after payment or provision for all liabilities and any preferential liquidation rights of ESH REIT preferred stock then outstanding. Each share of Class A common stock will be convertible into one share of Class B common stock only in connection with a distribution or third party sale of Shares by the Company. There are customary REIT ownership and transfer restrictions with respect to the Class B common stock. See “—Limits on Ownership of Stock and Restrictions on Transfer.” The Company will be free to sell its Class A common stock representing a controlling, majority ownership of ESH REIT at any time.

Description of Preferred Stock

The charters of the Company and ESH REIT will provide that the board of directors of each of the Company and ESH REIT may, from time to time, authorize the issuance of one or more series of preferred stock without stockholder approval.

One of the effects of undesignated preferred stock may be to enable the board of directors of the Company or ESH REIT to discourage an attempt to obtain control of the Company or ESH REIT by means of a tender offer, proxy contest, merger or otherwise. The issuance of preferred stock may adversely affect the rights of holders of Shares by, among other things:

•	restricting dividends on the Shares;

•	diluting the voting power of the common stock of the Company or ESH REIT;

•	impairing the liquidation rights of the Shares; or

•	delaying or preventing a change in control of the Company or ESH REIT without further action by the stockholders.

The Company

Upon the consummation of this offering, there will be              shares of voting preferred stock, par value $0.01 per share, of the Company issued and outstanding with specified designations and rights.

With respect to dividend, distribution and liquidation rights, the voting preferred stock ranks senior to the Company common stock. The liquidation preference of the voting preferred stock is $1,000 per share plus any accumulated but unpaid dividends and interest on unpaid dividends, if applicable.

Dividends. Dividends on the voting preferred stock are payable quarterly in arrears at a rate of             % per year. To the extent not paid quarterly, unpaid dividends will accrue interest at the simple per annum rate of             % on the amount of the unpaid dividends through the date on which the unpaid distributions are paid in full.

Holder Mandated Redemption. On and after the fifth anniversary of the issuance of the voting preferred stock, a holder of the voting preferred stock will have the right to require the Company to redeem the voting preferred stock at $1,000 per share plus any accumulated but unpaid dividends and any interest on unpaid dividends through the date of redemption.

Company Mandated Redemption. On and after the seventh anniversary of the issuance of the voting preferred stock, the Company will have the right to redeem some or all of the voting preferred stock at $1,000 per share plus any accumulated but unpaid dividends and any interest on unpaid dividends through the date of redemption.

Voting. Holders of voting preferred stock are generally entitled to one vote for each share and will vote together with the Company common stock as a single class on all matters that the Company’s common stockholders are entitled to vote upon. The Company’s charter provides that a majority of the votes entitled to be cast by the holders of the voting preferred stock are necessary for any:

•

amendment to the Company’s charter or bylaws that has a material adverse effect on the rights and preferences of the voting preferred stock or that increases the number of authorized shares of voting preferred stock; and

•	any reclassification of the voting preferred stock.

ESH REIT

Upon the consummation of this offering, there will be 125 shares of 12.5% preferred stock, no par value, of ESH REIT issued and outstanding with specified designations and rights.

With respect to dividends and distributions upon ESH REIT’s liquidation, winding-up and dissolution, the 12.5% preferred stock ranks senior to the Class A common stock and the Class B common stock. The liquidation preference of the 12.5% preferred stock is $1,000 per share plus any accumulated but unpaid dividends and interest on unpaid dividends, if applicable.

Dividends. Dividends on the 12.5% preferred stock are payable in cash semi-annually at a rate of 12.5% of the liquidation preference per year. To the extent not paid semi-annually, unpaid dividends will accrue interest at the simple per annum rate of 12.5% on the amount of the unpaid dividends through the date on which the unpaid distributions are paid in full.

Redemption. Shares of 12.5% preferred stock may be redeemed, in whole or in part, at any time for a per share amount equal to the liquidation preference plus all accrued but unpaid dividends and any interest on unpaid dividends through the date of redemption. In addition, a redemption premium is payable upon the redemption of the 12.5% preferred stock. The redemption premium is $150 per share if the 12.5% preferred stock is redeemed after December 31, 2012 and on or before December 31, 2013, $100 per share if the 12.5% preferred stock is redeemed after December 31, 2013 and on or before December 31, 2014, $50 per share if the 12.5% preferred stock is redeemed after December 31, 2014 and on or before December 31, 2015, and thereafter, there is no redemption premium payable.

Voting. Except as expressly permitted in ESH REIT’s charter and except as required by applicable law, the holders of shares of 12.5% preferred stock have no voting rights. ESH REIT’s charter provides that a majority of the votes entitled to be cast by the holders of the 12.5% preferred stock are necessary for any:

•	authorization or issuance of any class or series of stock with any rights that are senior to or have parity with the 12.5% preferred stock;

•

any amendment to ESH REIT’s charter or bylaws that has a material adverse effect on the rights and preferences of the 12.5% preferred stock or that increases the number of authorized or issued shares of 12.5% preferred stock; and

•	any reclassification of the 12.5% preferred stock.

Composition of the Boards of Directors of the Company and ESH REIT

In accordance with the charters and bylaws of the Company and ESH REIT, the number of directors comprising the boards of directors of the Company and ESH REIT will be determined from time to time by their boards of directors, and only a majority of the boards of directors may fix the number of directors, subject to the stockholder rights of the Sponsors discussed below. Upon the completion of this offering, it is anticipated that the Company will have seven directors and ESH REIT will have five directors. ESH REIT’s board of directors will be increased to seven directors within one year of the effective date of the registration statement for this offering. Each director is to hold office until his or her successor is duly elected and qualified or until his or her earlier death, resignation or removal. At any meeting of the boards of directors of the Company or ESH REIT, except as otherwise required by law, a majority of the total number of directors then in office will constitute a quorum for all purposes.

Limitation on Liability and Indemnification of Officers and Directors of the Company and ESH REIT

The charters of the Company and ESH REIT will provide that no director will be personally liable for monetary damages for breach of any fiduciary duty as a director, except with respect to liability:

•	for any breach of the director’s duty of loyalty to the Company or ESH REIT or our stockholders;

•	for acts or omissions not in good faith or that involve intentional misconduct or knowing a violation of law;

•	under Section 174 of the DGCL (governing distributions to stockholders); or

•	for any transaction from which the director derived any improper personal benefit.

In addition, the bylaws of the Company and ESH REIT will provide that each will indemnify their respective directors and officers to the fullest extent Delaware law permits. The Company and ESH REIT intend to enter into indemnification agreements with our directors and executive officers prior to the completion of this offering. We also maintain directors and officers insurance.

Corporate Opportunities

Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or stockholders. The Company’s and ESH REIT’s charters will, to the maximum extent permitted from time to time by Delaware law, renounce any interest or expectancy that we have in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to our officers, directors or stockholders or their respective affiliates, other than those officers, directors, stockholders or affiliates who are the Company’s, ESH REIT’s or their subsidiaries’ employees. The Company’s and ESH REIT’s charters will provide that, to the fullest extent permitted by law, none of the Sponsors or any of their affiliates or any director who is not employed by the Company or ESH REIT (including any non-employee director who serves as one of the Company’s or ESH REIT’s officers in both his director and officer capacities) or his or her affiliates will have any duty to refrain from (i) engaging in a corporate opportunity in the same or similar lines of business in which we or our affiliates now engage or propose to engage or (ii) otherwise competing with us or our affiliates. In addition, to the fullest extent permitted by law, in the event that any of the Sponsors or any non-employee director acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for itself or himself or its or his affiliates or for us or our affiliates, such person will have no duty to communicate or offer such transaction or business opportunity to us or any of our affiliates and they may take any such opportunity for themselves or offer it to another person or entity. The Company’s and ESH REIT’s charters will not renounce the Company’s or ESH REIT’s interest in any business opportunity that is expressly offered to a non-employee director solely in his or her capacity as a director or officer of the Company or ESH REIT. To the fullest extent permitted by law, no business opportunity will be deemed to be a potential corporate opportunity for the Company or ESH REIT unless the Company or ESH REIT would be permitted to undertake the opportunity under the Company’s or ESH REIT’s charter, we have sufficient financial resources to undertake the opportunity and the opportunity would be in line with our business.

Anti-Takeover Effects of the Charter and Bylaws of the Company and ESH REIT

The charter and bylaws of the Company and ESH REIT will contain certain provisions that are intended to enhance the likelihood of continuity and stability in the composition of the boards of directors for the Company and ESH, respectively, and which may have the effect of delaying, deferring, or preventing a future takeover or change in control of the Company and ESH REIT unless such takeover or change of control is approved by the applicable board of directors.

Business Combinations with Interested Stockholders

Each of the Company and ESH REIT elected not to be subject to Section 203 of the DGCL, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination, such as a merger, with a person or group owning 15% or more of the corporation’s voting stock for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Accordingly, neither the Company nor ESH REIT is subject to any anti-takeover effects of Section 203. However, each of the Company’s charter and ESH REIT’s charter contains provisions that have the same effect as Section 203, except that they provide that the Sponsors and their respective affiliates will not be deemed to be “interested stockholders,” regardless of the percentage of the voting stock owned by them, and accordingly will not be subject to such restrictions.

Removal of Directors

The charters and bylaws of the Company and ESH REIT will provide that a director of the Company or ESH REIT, as the case may be, may be removed with or without cause by the affirmative vote of at least a majority of all shares then entitled to vote at an election of directors.

Voting

Stockholders holding a majority of the Company and ESH REIT shares of capital stock entitled to vote, present in person or by proxy, shall constitute a quorum for the transaction of business at all meetings of stockholders of the Company and ESH REIT, except as otherwise provided under the charters and bylaws of the Company and ESH REIT.

Action by Written Consent

The charters and bylaws of the Company and ESH REIT will provide that stockholder action can be taken by written consent only as long as the Sponsors own at least 50% of the outstanding Shares. In the event that the Sponsors own less than 50% of the outstanding Shares, stockholder action cannot be taken by written consent.

Ability to Call Special Meetings

The charters and bylaws of the Company and ESH REIT will provide that special meetings of their stockholders can only be called by the holders of 20% of the outstanding shares of capital stock entitled to vote, until such time that the Sponsors own less than 50% of the outstanding Shares.

Advance Notice Provisions for Stockholders

To nominate directors to the boards of the Company or ESH REIT or bring other business before an annual meeting of stockholders of the Company or ESH REIT, a stockholder’s notice must be delivered to the Secretary of the Company or ESH REIT, as the case may be, at our principal executive offices no less than 90 calendar days before the first anniversary of the previous year’s annual meeting of stockholders, subject to certain exceptions contained in the bylaws of the Company and ESH REIT. These provisions will not apply to the Sponsors so long as the Sponsors hold at least 50% of the outstanding Shares.

Amending the Charters and Bylaws of the Company and ESH REIT

The charters of the Company and ESH REIT will provide that the charters may generally be amended by the affirmative vote of a majority of the respective board of directors of the Company or ESH REIT and by the affirmative vote of the majority of all shares of stock of the Company or ESH REIT then entitled to vote at any annual or special meeting of the Company or ESH REIT. However, the charters and bylaws also will provide that the affirmative vote of at least 66 2/3% of the outstanding shares of stock of the Company or ESH REIT entitled to vote are required to amend the provisions regarding entering into business combinations with interested stockholders, removal and vacancies of directors, action by written consent, calling special meetings of stockholders, or requiring advance notice of director nominations or other business before an annual or special meeting, as well as the amendment provision requiring that the foregoing provisions be amended only with a 66 2/3% vote.

The charters and bylaws of the Company and ESH REIT will provide that the bylaws may generally be amended by the affirmative vote of a majority of the respective board of directors of the Company or ESH REIT and by the affirmative vote of the majority of all shares of stock of the Company or ESH REIT then entitled to vote at any annual or special meeting of stockholders of the Company or ESH REIT.

Stockholders Agreement

In connection with this offering, the Company and ESH REIT will enter into a stockholders agreement with the Sponsors pursuant to which the Sponsors will have specified board representation rights, governance rights, information rights and other rights. See “Certain Relationships and Related Party Transactions—Stockholders Agreement.”

Registration Rights Agreement

In connection with this offering, the Company and ESH REIT will enter into a registration rights agreement with the Sponsors pursuant to which the Sponsors will have specified rights to require the Company and ESH REIT register all of any portion of their shares under the Securities Act. See “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”

Listing

We intend to apply to list the Shares on the NYSE under the symbol “            .”

Transfer Agent and Registrar

We anticipate that the transfer agent and registrar for the Shares will be American Stock Transfer & Trust Company, LLC.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has not been a public market for the Shares, and we cannot predict what effect, if any, market sales of Shares or the availability of Shares for sale will have on the market price of the Shares prevailing from time to time. Nevertheless, sales of substantial amounts of Shares, including Shares issued upon the exercise of outstanding options, in the public market, or the perception that such sales could occur, could materially and adversely affect the market price of the Shares and could impair our future ability to raise capital through the sale of our equity or equity-related securities at a time and price that we deem appropriate.

Upon the completion of this offering, we will have an aggregate of approximately              Shares outstanding, assuming no exercise of the underwriters’ over-allotment option. This excludes              Shares authorized for issuance as equity awards under our equity incentive plan and              Shares authorized for issuance under our restricted stock plan. Of the outstanding Shares, the Shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except that any Shares held by our affiliates, as that term is defined under Rule 144 of the Securities Act, may be sold only in compliance with the limitations described below. The remaining Shares outstanding prior to this offering will be deemed restricted securities, as defined under Rule 144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which we summarize below.

Rule 144

In general, under Rule 144 as in effect on the date of this prospectus, a person who is not one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned Shares for at least six months, would be entitled to sell an unlimited number of Shares provided current public information about us is available and, after owning such Shares for at least one year, would be entitled to sell an unlimited number of Shares without restriction. Our affiliates who have beneficially owned Shares for at least six months are entitled to sell within any three-month period a number of Shares that does not exceed the greater of:

•	1% of the number of Shares then outstanding, which will equal approximately Shares immediately after this offering; or

•	the average weekly trading volume of our common stock on the NYSE during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales under Rule 144 by our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

Rule 701 under the Securities Act, as in effect on the date of this prospectus, permits resales of Shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. Most of our employees, executive officers or directors who purchase Shares or are granted restricted stock units under a written compensation plan or contract may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 Shares are required to wait until 90 days after the date of this prospectus before selling their Shares. However, substantially all Rule 701 Shares are subject to lock-up agreements as described below and will become eligible for sale upon the expiration of the restrictions set forth in those agreements.

Lock-Up Agreements

In connection with this offering, we expect that the Company and ESH REIT, their executive officers, directors and certain of our significant shareholders will have agreed with the underwriters, subject to certain exceptions, not to sell, dispose of or hedge any of the Shares or securities convertible into or exchangeable for Shares, for a period of 180 days after the date of this prospectus, except with the prior written consent of         .

The 180-day restricted period described in the preceding paragraph will be automatically extended if:

•	during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to us occurs; or

•	prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period,

in which case the restrictions described above will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event. See “Underwriting.”

Registration on Form S-8

We intend to file a registration statement on Form S-8 under the Securities Act to register Shares issuable under our equity incentive plan and restricted stock plan. As a result, Shares issued pursuant to such plans, including upon exercise of stock options, will be eligible for resale in the public market without restriction, subject to the Rule 144 limitations applicable to affiliates.              Shares are authorized for issuance as equity awards under our equity incentive plan and Shares are authorized for issuance under our restricted stock plan.

Registration Rights

In connection with this offering, the Company and ESH REIT will enter into a registration rights agreement with the Sponsors pursuant to which the Sponsors will have specified rights to require the Company and ESH REIT register all of any portion of their shares under the Securities Act. See “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the material U.S. federal income tax considerations relating to ESH REIT’s qualification and taxation as a REIT and the acquisition, holding, and disposition of the Shares. This summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), the current, temporary and proposed regulations promulgated by the U.S. Treasury Department (the “Treasury Regulations”), current administrative interpretations and practices of the Internal Revenue Service (the “IRS”) (including administrative interpretations and practices expressed in private letter rulings which are binding on the IRS only with respect to the particular taxpayers who requested and received those rulings) and judicial decisions, all as currently in effect and all of which are subject to differing interpretations or to change, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below. No advance ruling has been or will be sought from the IRS regarding ESH REIT’s qualification as a REIT or any matter discussed in this summary. The summary is also based upon the assumption that the operation of ESH REIT, the Company, and each of their subsidiaries and other lower-tier and affiliated entities will, in each case, be in accordance with its applicable organizational documents. This summary is for general information only and does not constitute tax advice. This summary does not purport to discuss all aspects of U.S. federal income taxation that may be important to a particular stockholder in light of its investment or tax circumstances or to stockholders subject to special tax rules, such as:

•	U.S. expatriates and certain former citizens or long-term residents of the United States;

•	persons who mark-to-market the Shares;

•	subchapter S corporations;

•	U.S. stockholders (as defined below) whose functional currency is not the U.S. dollar;

•	financial institutions;

•	insurance companies;

•	broker-dealers, or traders in securities or commodities;

•	regulated investment companies and real estate investment trusts;

•	trusts and estates;

•	holders who receive the Shares through the exercise of employee stock options or otherwise as compensation;

•	persons holding the Shares as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or other integrated investment;

•	persons subject to the alternative minimum tax provisions of the Code;

•	persons holding their interest through a partnership or similar pass-through entity;

•	persons deemed to sell the Shares under the constructive sale provisions of the Code;

•	non-U.S. stockholders (as defined below) who at any time have held, actually or constructively, more than 5% of the Shares; and

•	except to the extent discussed below, tax-exempt organizations and non-U.S. stockholders (as defined below).

In addition, this summary does not address any state, local or foreign tax consequences associated with the ownership of Shares or ESH REIT’s election to be taxed as a REIT. This summary assumes that stockholders will hold their Shares as capital assets, which generally means as property held for investment under the Code.

THE U.S. FEDERAL INCOME TAX TREATMENT OF ESH REIT AS A REIT AND HOLDERS OF SHARES DEPENDS IN SOME INSTANCES ON DETERMINATIONS OF FACT AND INTERPRETATIONS

OF COMPLEX PROVISIONS OF U.S. FEDERAL INCOME TAX LAW FOR WHICH NO CLEAR PRECEDENT OR AUTHORITY MAY BE AVAILABLE. IN ADDITION, THE TAX CONSEQUENCES OF THE HOLDING AND DISPOSITION OF SHARES TO ANY PARTICULAR STOCKHOLDER WILL DEPEND ON THE STOCKHOLDER’S PARTICULAR TAX CIRCUMSTANCES. YOU ARE URGED TO CONSULT YOUR TAX ADVISOR REGARDING THE U.S. FEDERAL, STATE, LOCAL, AND FOREIGN INCOME AND OTHER TAX CONSEQUENCES TO YOU, IN LIGHT OF YOUR PARTICULAR INVESTMENT OR TAX CIRCUMSTANCES, OF ACQUIRING, HOLDING, AND DISPOSING OF SHARES.

Taxation of ESH REIT

Prior to the Pre-IPO Transactions, ESH REIT was organized as a Delaware limited liability company, which elected to be taxed as a real estate investment trust (a “REIT”) under Sections 856 through 860 of the Code for U.S. federal income tax purposes, commencing with ESH REIT’s short taxable year ending December 31, 2010. Pursuant to the Pre-IPO Transactions, ESH REIT will convert to a Delaware corporation and intends to retain its REIT election. ESH REIT believes that it has been organized and operated in a manner that will allow it to qualify for taxation as a REIT under the Code commencing with its short taxable year ending December 31, 2010, and ESH REIT intends to continue to be organized and operated in such a manner.

The law firm of Fried, Frank, Harris, Shriver & Jacobson LLP (“Fried Frank”) has acted as ESH REIT’s counsel in connection with this offering. ESH REIT expects to receive, in connection with this offering, the opinion of Fried Frank to the effect that ESH REIT has been organized in conformity with the requirements for qualification as a REIT under the Code, and that ESH REIT’s current and proposed method of operation, as described in this prospectus and in representations made to Fried Frank, should enable it to meet the requirements for qualification and taxation as a REIT under the Code. It must be emphasized that the opinion of Fried Frank will be based on customary representations relating to ESH REIT’s organization and operation, including that all factual representations and statements set forth in all relevant documents, records and instruments are true and correct, all actions described in this prospectus are completed in a timely fashion and that ESH REIT will at all times operate in accordance with the method of operation described in ESH REIT’s organizational documents and this prospectus. Additionally, the opinion of Fried Frank will rely upon factual representations and covenants expected to be made by ESH REIT’s management and affiliated entities, including representations relating to the value of assets, the sources of income, ESH REIT not being considered to own (actually or constructively) stock of any corporate lessee (including the Company) possessing 10 percent or more of the voting power or value of all classes of stock of the corporate lessee, the value of Class B common stock of ESH REIT being less than 50% of the value of all the shares of ESH REIT stock, the present and future conduct of ESH REIT’s business operations and other items regarding ESH REIT’s ability to meet the various requirements for qualification as a REIT. The Fried Frank opinion assumes that such representations and covenants are accurate and complete and that ESH REIT, its management and its affiliated entities will take no action inconsistent with ESH REIT’s qualification as a REIT. The opinion of Fried Frank will also rely upon an independent analysis conducted by a “big four” accounting firm concluding that neither the Sponsor-managed funds nor any direct or indirect investors in such funds will be considered to own (actually or constructively) stock of ESH REIT possessing 10 percent or more of the value of all classes of stock of ESH REIT. The application of the constructive ownership rules regarding certain aspects of determining a person’s constructive ownership of stock, including partnership allocations in respect of profits interests, is unclear. In the absence of guidance, the accounting firm’s analysis will make certain assumptions regarding how profits interests are taken into account. Specifically, the accounting firm’s analysis which the Fried Frank opinion relies upon, will assume that a partner’s profits interest in a partnership is determined based on the maximum amount of partnership profits potentially allocable to such partner on a cumulative basis. Both the opinion of Fried Frank and the accounting firm’s independent analysis will rely upon representations received from the Sponsors regarding the ownership structure of the Sponsor-managed funds and the actual and constructive ownership of Sponsor-managed funds including a representation that, to the best of the Sponsor’s knowledge, no entity owns, actually or constructively, 10 percent or more of the value of the shares of ESH REIT or of the Company as a result of shares of ESH REIT or the Company being attributed to such entity from one or more owners of such entity. While ESH REIT believes that it is organized, and it intends to operate, so that it will qualify as a REIT, given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations and the possibility of future changes in ESH REIT’s circumstances or applicable law, no assurance can be given by Fried Frank or ESH REIT that ESH REIT has qualified or will so qualify for any particular year. Further, the anticipated income tax treatment described in this prospectus may be changed, perhaps retroactively, by legislative, administrative or judicial action at any time. Fried Frank will have no obligation to advise ESH REIT or the holders of Shares of any subsequent change in the matters stated, represented or assumed, or of any subsequent change in the applicable law. You should be aware that opinions of counsel are not binding on the IRS, and no assurance can be given that the IRS will not challenge the conclusions set forth in such opinions.

Qualification and taxation as a REIT depends on ESH REIT’s ability to meet, on a continuing basis, through actual annual results of operations, asset composition, distribution levels, diversity of share ownership and various qualification requirements imposed upon REITs by the Code, the compliance with which has not and will not be reviewed by Fried Frank. ESH REIT’s ability to qualify as a REIT also requires that it satisfies certain asset and income tests, some of which depend upon the fair market values of assets directly or indirectly owned by ESH REIT. Such values may not be susceptible to a precise determination. The material qualification requirements are summarized below, under “—Requirements for Qualification as a REIT.” Accordingly, no assurance can be given that the actual results of ESH REIT’s operations for any taxable year will satisfy the requirements for qualification and taxation as a REIT.

ESH REIT’s ability to meet the requirements to qualify as a REIT for tax purposes also could be affected by the Pre-IPO Transactions, which were undertaken to implement the current structure. The Pre-IPO Transactions, which are described in Pre-IPO Transactions, involve ESH REIT’s transfer to the Company of the Operating Lessees that lease the hotel properties from ESH REIT, and the Company’s acquisition of the assets of HVM, the management company that currently manages the hotel properties, and Strategies, the owner of the business’s trademarks and tradenames licensed to the Operating Lessees. For periods prior to the Pre-IPO Transactions, ESH REIT depended upon an exception to the related party rent rule for leases of “qualified lodging facilities” to taxable REIT subsidiaries managed by an “eligible independent contractor.” Pursuant to the Pre-IPO Transactions, the Company will acquire the Operating Lessees and the assets of HVM, and the exception to the related party rent rule relied on for periods prior to the Pre-IPO Transactions will no longer apply. The IRS could seek to reorder or recast the Pre-IPO Transactions such that the exception to the related party rent rule for leases of “qualified lodging facilities” to taxable REIT subsidiaries managed by an “eligible independent contractor” was not available at all times prior to the effective time of this offering. If any such IRS assertion were upheld by a court, ESH REIT also could be precluded from being eligible to be treated as a REIT for 2013 and the following four years.

Provided that ESH REIT qualifies as a REIT, it will generally be entitled to a deduction for dividends that it pays and, therefore, will not be subject to U.S. federal corporate income tax on its taxable income that is currently distributed to holders of Class A common stock and Class B common stock of ESH REIT. This treatment substantially eliminates the “double taxation” at the corporate and stockholder levels that generally results from investment in an entity treated as a regular C corporation for U.S. federal income tax purposes. Rather, income generated by a REIT generally is taxed only at the stockholder level, upon distributions by the REIT to its equity holders. See “—Taxation of Taxable Holders of Shares with Respect to ESH REIT Shares.”

Assuming ESH REIT qualifies for taxation as a REIT, it will be subject to U.S. federal income taxation as follows:

•	ESH REIT will be taxed at regular U.S. federal corporate rates on any undistributed income, including undistributed net capital gains.

•	ESH REIT may be subject to the “alternative minimum tax” on its items of tax preference, if any, including any deductions of net operating losses.

•

If ESH REIT has net income from prohibited transactions, which are, in general, sales or other dispositions of property held primarily for sale to customers in the ordinary course of business, other than foreclosure property, such income will be subject to a 100% tax. See “—Prohibited Transactions.”

•

If ESH REIT has: (a) net income from the sale or other disposition of “foreclosure property” which is held primarily for sale to customers in the ordinary course of business; or (b) other nonqualifying income from foreclosure property, ESH REIT will be required to pay tax at the highest corporate rate on this income. Foreclosure property generally is defined as property ESH REIT acquires through foreclosure or after a default on a loan secured by the property or a lease of the property and for which an election is in effect.

•

If ESH REIT fails to satisfy the 75% gross income test or the 95% gross income test, as discussed below, but nonetheless maintains its qualification as a REIT because other requirements are met, it will be subject to a 100% tax on an amount equal to (a) the greater of (1) the amount by which ESH REIT fails the 75% gross income test or (2) the amount by which ESH REIT fails the 95% gross income test, as the case may be, multiplied by (b) a fraction intended to reflect ESH REIT’s profitability.

•

If ESH REIT fails to satisfy any of the REIT asset tests, as described below, other than a failure of the 5% or 10% REIT asset test that does not exceed a statutory de minimis amount as described more fully below, but such failure is due to reasonable cause and not due to willful neglect and ESH REIT nonetheless maintains its REIT qualification because of specified cure provisions, ESH REIT will be required to pay a tax equal to the greater of $50,000 or the highest U.S. federal corporate income tax rate multiplied by the net income generated by the nonqualifying assets during the period in which ESH REIT failed to satisfy the asset tests.

•

If ESH REIT fails to satisfy any provision of the Code that would result in its failure to qualify as a REIT (other than a gross income or asset test requirement) and the violation is due to reasonable cause and not due to willful neglect, ESH REIT may retain its REIT qualification but will be required to pay a penalty of $50,000 for each such failure.

•

If ESH REIT fails to distribute during each calendar year at least the sum of (a) 85% of its REIT ordinary income for such year, (b) 95% of its REIT capital gain net income for such year and (c) any undistributed taxable income from prior periods, ESH REIT will be subject to a 4% excise tax on the excess of the required distribution over the sum of (1) the amounts actually distributed (taking into account excess distributions from prior years), plus (2) retained amounts on which income tax is paid at the corporate level.

•

ESH REIT may be required to pay monetary penalties to the IRS in certain circumstances, including if it fails to meet record-keeping requirements intended to monitor ESH REIT’s compliance with rules relating to the composition of ESH REIT stockholders, as described below in “—Requirements for Qualification as a REIT.”

•

A 100% excise tax may be imposed on some items of income and expense that are directly or constructively paid between ESH REIT and any taxable REIT subsidiaries (“TRSs”) ESH REIT may own if and to the extent that the IRS successfully adjusts the reported amounts of these items.

•

If ESH REIT acquires appreciated assets from a corporation which is or has been a regular C corporation in a transaction in which the adjusted tax basis of the assets in our hands is determined by reference to the adjusted tax basis of the assets in the hands of the regular C corporation, ESH REIT will be subject to tax on such appreciation at the highest U.S. federal corporate income tax rate if, and to the extent, ESH REIT subsequently recognizes gain on a disposition of any such assets during the up to 10-year period following their acquisition from the regular C corporation. The results described in this paragraph assume that the regular C corporation will elect not to be subject to an immediate tax when the asset is acquired by ESH REIT.

•	ESH REIT may elect to retain and pay U.S. federal income tax on its net long-term capital gain. In that case, a holder of Class A common stock or Class B common stock of ESH REIT would include its proportionate share of ESH REIT’s undistributed long-term capital gain (to the extent ESH REIT makes a timely designation of such gain to such stockholder) in its income, would be deemed to have paid the tax that ESH REIT paid on such gain, and would be allowed a credit for its proportionate share of the tax deemed to have been paid, and an adjustment would be made to increase the stockholder’s basis in such stockholder’s Class A common stock or Class B common stock of ESH REIT. Stockholders that are U.S. corporations will also appropriately adjust their earnings and profits for the retained capital gains in accordance with Treasury Regulations to be promulgated.

•

ESH REIT may have subsidiaries or own interests in other lower-tier entities that are C corporations, including TRSs, the earnings of which generally will be subject to U.S. federal corporate income tax.

In addition, ESH REIT may be subject to a variety of taxes other than U.S. federal income tax, including state, local, and foreign income, franchise, property and other taxes. ESH REIT could also be subject to tax in situations and on transactions not presently contemplated.

Requirements for Qualification as a REIT

The Code defines a REIT as a corporation, trust or association:

(1)	that is managed by one or more trustees or directors;

(2)	the beneficial ownership of which is evidenced by transferable shares or by transferable certificates of beneficial interest;

(3)	that would be taxable as a domestic corporation but for the special Code provisions applicable to REITs;

(4)	that is neither a financial institution nor an insurance company subject to specific provisions of the Code;

(5)	the beneficial ownership of which is held by 100 or more persons during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months;

(6)	in which, during the last half of each taxable year, not more than 50% in value of the outstanding stock is owned, directly or constructively (by virtue of certain attribution provisions of the Code), by five or fewer “individuals,” including certain specified entities (as defined in the Code);

(7)	that makes an election to be a REIT for the current taxable year or has made such an election for a previous taxable year that has not been terminated or revoked;

(8)	that uses a calendar year for U.S. federal income tax purposes;

(9)	that has no earnings and profits from any non-REIT taxable year at the close of any taxable year; and

(10)	which meets other tests, and satisfies all of the relevant filing, recordkeeping and other administrative requirements established by the IRS that must be met to elect and maintain REIT qualification described below, including with respect to the nature of its income and assets and the amount of its distributions.

The Code provides that conditions (1) through (4), and (7) through (9) must be met during the entire taxable year, that condition (5) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a shorter taxable year; and that conditions (5) and (6) do not need to be satisfied for the first taxable year for which an election to become a REIT has been made. ESH REIT has outstanding preferred stock with sufficient diversity of ownership to satisfy the requirement described in condition (5) above. ESH REIT believes that its existing base of shareholders provides sufficient diversity of ownership to satisfy the requirement described in condition (6) above. In addition, ESH REIT’s charter provides restrictions regarding the ownership and transfer of shares of our stock, which are intended, among other purposes, to assist ESH REIT in satisfying the share ownership requirements described in conditions (5) and (6) above. For purposes of condition (6), an “individual” generally includes a supplemental unemployment compensation benefit plan, a private foundation or a portion of a trust permanently set aside or used exclusively for charitable purposes, but does not include a qualified pension plan or profit sharing trust. These stock ownership and transfer restrictions are described in “Description of Our Capital Stock—Limits on Ownership of Shares and Restrictions on Transfer.” These restrictions, however, may not ensure that ESH REIT will, in all cases, be able to satisfy the share ownership requirements described in conditions (5) and (6) above. If ESH REIT fails to satisfy these share ownership requirements, except as provided in the next paragraph, ESH REIT’s status as a REIT will terminate. See “—Failure to Qualify.”

To monitor compliance with the share ownership requirements, ESH REIT is generally required to maintain records regarding the actual ownership of shares of ESH REIT stock. To do so, ESH REIT must demand written statements each year from the record holders of significant percentages of shares of ESH REIT stock, in which the record holders are to disclose the actual owners of the shares (i.e., the persons required to include in gross income the dividends paid by ESH REIT). A list of those persons failing or refusing to comply with this demand must be maintained as part of ESH REIT’s records. Failure by ESH REIT to comply with these record-keeping requirements could subject ESH REIT to monetary penalties. If ESH REIT satisfies these requirements and ESH REIT does not know and after exercising reasonable diligence would not have known that condition (6) is not satisfied, ESH REIT will be deemed to have satisfied such condition. A stockholder that fails or refuses to comply with the demand is required by Treasury Regulations to submit a statement with its tax return disclosing the actual ownership of the shares and other information.

For purposes of condition (8), ESH REIT has adopted and will continue to have a calendar year end, and thereby satisfy this requirement.

Paired Shares

Section 269B(a)(3) of the Code provides that if a REIT and a non-REIT are “stapled entities,” as such term is defined in Section 269B(c)(2), then the REIT and the non-REIT shall be treated as one entity for purposes of determining whether either entity qualifies as a REIT. The term “stapled entities” means any group of two or more entities if more than 50% in value of the beneficial ownership in each of such entities consists of “stapled interests.” If Section 269B(a)(3) applied to ESH REIT and the Company, then ESH REIT would not be able to satisfy the gross income tests (described below) and thus would not be eligible to be taxed as a REIT. ESH REIT expects to receive, in connection with this offering, the opinion of Fried Frank to the effect that ESH REIT and the Company should not be “stapled entities” within the meaning of Section 269B(c)(2) of the Code. Fried Frank’s opinion is expected to rely upon a third party valuation that, as of the effective date, the Class B common stock of ESH REIT will represent less than 50% of the value of all of the shares of stock of ESH REIT, and ESH REIT’s representation that the value of its Class B common stock will at all relevant times be less than 50% of the value of all of the shares of stock of ESH REIT. The valuation and ESH REIT’s representation are based on their analysis of the terms of the Class B common stock relative to the terms of the other shares of ESH REIT that are, and in the case of ESH REIT’s representation, that will be, outstanding after the offering. However, valuation is an inherently subjective matter, and the IRS could assert that Section 269B(a)(3) of the Code applies based on its view of the relative value of the classes of stock of ESH REIT so that ESH REIT and the Company are “stapled entities.” In that case, ESH REIT would not qualify as a REIT for tax purposes. If ESH REIT failed to qualify as a REIT under this rule and it was not entitled to relief under certain Code provisions, it would be subject to a material tax liability and unable to elect REIT status for the four taxable years following the year during which it ceased to so qualify.

Assuming Section 269B(a)(3) of the Code does not apply to ESH REIT and the Company, the IRS could challenge the REIT status of ESH REIT on the basis that ESH REIT and the Company should be treated as one entity under general tax principles. Such assertion, if successful, could result in the loss of ESH REIT’s REIT status. If ESH REIT failed to qualify as a REIT under this rule and it was not entitled to relief under certain Code provisions, it would be subject to a material tax liability and unable to elect REIT status for the four taxable years following the year during which it ceased to so qualify. In addition, if ESH REIT and the Company were treated as a single entity under the Code, such single entity’s income and assets would fundamentally differ from the type of income and assets required to qualify as a REIT. Thus, even if a relief provision under certain Code provisions were available, the Company and ESH REIT would likely need to further restructure their operations and/or ownership structure in order for ESH REIT to qualify as a REIT under the Code, and there is no assurance that any such restructuring could be accomplished. In general, such an assertion would only be upheld if the separate corporate identities of ESH REIT and the Company are a sham or unreal. Less than a majority of the Directors of ESH REIT are also Directors of the Company. In addition, ESH REIT and the Company have represented that they and the entities in which they own a direct or indirect interest will each maintain separate books and records and all material transactions among them have been and will be negotiated and structured with the intention of achieving an arm’s-length result. Fried Frank expects to render an opinion to the effect that, based on the foregoing and certain representations as to factual matters and covenants expected to be made by ESH REIT and the Company, including representations expected to be made by ESH REIT and the Company in factual certificates provided by one or more officers of ESH REIT and the Company, the separate corporate identities of ESH REIT and the Company should be respected for U.S. federal tax purposes.

The IRS could also assert, based on the pairing arrangement, that the Class B common stock of ESH REIT is not freely transferrable. Such assertion, if successful, would result in the loss of ESH REIT’s REIT status. If ESH REIT failed to qualify as a REIT under this rule and it was not entitled to relief under certain Code provisions, it would be subject to a material tax liability and unable to elect REIT status for the four taxable years following the year during which it ceased to so qualify. We intend to take the position that the Class B common stock is freely transferable by virtue of the Shares being freely transferrable and that the holders of the Shares, not the Company, should be treated as owning the Class B common stock. Finally, the IRS could also assert that the Company should be treated as owning all of the common stock of ESH REIT. If upheld, such an assertion would effectively eliminate the benefit of REIT status for ESH REIT.

Effect of Subsidiary Entities

Ownership of Interests in Partnerships and Limited Liability Companies

In the case of a REIT that is a partner in a partnership, Treasury Regulations provide that the REIT is deemed to own its proportionate share of the partnership’s assets based on its pro rata share of capital interests in the partnership, subject to special rules relating to the 10% REIT asset test described below, and to earn its proportionate share of the partnership’s gross income for purposes of the asset and gross income tests applicable to REITs, as described below. In addition, the assets and gross income of the partnership generally are deemed to retain the same character in the hands of the REIT. Thus, ESH REIT’s proportionate share of the assets and items of income of partnerships in which it owns an equity interest (including equity interests in any lower tier partnerships) is treated as assets and items of income of ESH REIT for purposes of applying the REIT requirements described below. Consequently, to the extent that ESH REIT directly or indirectly holds a preferred or other equity interest in a partnership, the partnership’s assets and operations may affect ESH REIT’s ability to qualify as a REIT, even though ESH REIT may have no control or only limited influence over the partnership. The treatment described above also applies with respect to the ownership of interests in limited liability companies or other entities that are treated as partnerships for tax purposes.

Ownership of Interests in Disregarded Subsidiaries

If a REIT owns a corporate subsidiary that is a “qualified REIT subsidiary,” that subsidiary is disregarded for U.S. federal income tax purposes, and all assets, liabilities and items of income, deduction and credit of the subsidiary are treated as assets, liabilities and items of income, deduction and credit of the REIT itself for purpose of the Code, including for purposes of the gross income and asset tests applicable to REITs, as summarized below. A qualified REIT subsidiary is any corporation that is wholly owned by a REIT, by other disregarded subsidiaries of a REIT or by a combination of the two if we do not elect with the subsidiary to treat it as a TRS. Single-member limited liability companies that are wholly owned by a REIT are also generally disregarded as separate entities for U.S. federal income tax purposes, including for purposes of the REIT gross income and asset tests. Disregarded subsidiaries, along with partnerships in which ESH REIT holds an equity interest, are sometimes referred to herein as “pass-through subsidiaries.” A qualified REIT subsidiary is not required to pay U.S. federal income tax, and ESH REIT’s ownership of the stock of a qualified REIT subsidiary does not violate the restrictions on ownership of securities of any one issuer which constitute more than 10% of the voting power or value of such issuer’s securities or more than 5% of the value of ESH REIT’s total assets, as described below in “—Asset Tests.”

In the event that a disregarded subsidiary ceases to be wholly owned by ESH REIT (for example, if any equity interest in the subsidiary is acquired by a person other than ESH REIT or another disregarded subsidiary of ESH REIT), the subsidiary’s separate existence would no longer be disregarded for U.S. federal income tax purposes. Instead, it would have multiple owners and would be treated as either a partnership or a corporation for U.S. federal income tax purposes. Such an event could, depending on the circumstances, adversely affect ESH REIT’s ability to satisfy the various asset and gross income tests applicable to REITs, including the requirement that REITs generally may not own, directly or indirectly, more than 10% of the value or voting power of the outstanding securities of another corporation. See “—Asset Tests” and “—Gross Income Tests.”

Taxable REIT Subsidiaries

A REIT, in general, may jointly elect with a subsidiary corporation, whether or not wholly owned, to treat the subsidiary corporation as a TRS. ESH REIT generally may not own more than 10% of the securities of a corporation, as measured by voting power or value, unless ESH REIT and such corporation elect to treat such corporation as a TRS. The separate existence of a TRS or other taxable corporation, unlike a disregarded subsidiary as discussed above, is not ignored for U.S. federal income tax purposes. Accordingly, a TRS is subject to U.S. federal corporate income tax on its earnings as regular C corporation, which may reduce the cash flow generated by ESH REIT and its subsidiaries in the aggregate and ESH REIT’s ability to make distributions to ESH REIT stockholders.

A REIT is not treated as holding the assets of a TRS or other taxable subsidiary corporation or as receiving any income that the subsidiary earns. Rather, the stock issued by the subsidiary is an asset in the hands of the REIT, and the REIT generally recognizes as income the dividends, if any, that it receives from the subsidiary. This treatment can affect the gross income and asset test calculations that apply to the REIT, as described below. Because a parent REIT does not include the assets and income of such subsidiary corporations in determining the parent’s compliance with the REIT requirements, such entities may be used by the parent REIT to undertake indirectly activities that the REIT rules might otherwise preclude it from doing directly or through pass-through subsidiaries or render commercially unfeasible (for example, activities that give rise to certain categories of income such as non-qualifying hedging income or inventory sales). A TRS generally may engage in any business, including the provision of customary or non-customary services to tenants of its parent REIT, except that a TRS may not directly or indirectly operate or manage a lodging facility or directly or indirectly provide to any other person (under a franchise, license or otherwise) rights to any brand name under which any lodging facility is operated. However, an exception permits a TRS to engage an eligible independent contractor to manage a lodging facility. ESH REIT may hold assets in one or more TRSs, subject to the limitation that securities in TRSs may not represent more than 25% of ESH REIT’s total assets. If dividends are paid to ESH REIT by one or more TRSs ESH REIT may own, then a portion of dividends that ESH REIT distributes to stockholders who are taxed at individual rates generally may, at the designation of ESH REIT, be eligible for taxation at preferential tax rates as qualified dividends rather than at ordinary income rates. See “—Taxation of Holders of Shares with Respect to ESH REIT Shares—U.S. Stockholders” and “—Annual Distribution Requirements.”

Certain restrictions imposed on TRSs are intended to ensure that such entities will be subject to appropriate levels of U.S. federal income taxation. First, if certain tests regarding the TRS’s debt-to-equity ratio are not satisfied, a TRS may not deduct interest payments made in any year to an affiliated REIT to the extent that such payments exceed, generally, 50% of the TRS’s adjusted taxable income for that year (although the TRS may carry forward to, and deduct in, a succeeding year the disallowed interest amount if, and to the extent that, the 50% test is satisfied in that year). In addition, if amounts are paid to a REIT or deducted by a TRS due to transactions between a REIT, its tenants and/or the TRS, that exceed the amount that would be paid to or deducted by a party in an arm’s-length transaction, the REIT generally will be subject to an excise tax equal to 100% of such excess. ESH REIT cannot assure you that it will be successful in avoiding this excise tax, if applicable.

From the period after the Acquisition Date and prior to the consummation of the Pre-IPO Transactions, the Operating Lessees (each a TRS) leased the hotel properties from ESH REIT pursuant to operating leases. HVM, an eligible independent contractor (within the meaning of Section 856(d)(9) of the Code), managed the hotel properties pursuant to management agreements with the Operating Lessees. ESH Strategies, an affiliate of ESH REIT, owned the trademarks and licensed their use to the Operating Lessees pursuant to trademark license agreements. The Pre-IPO Transactions contemplate that the existing business will be restructured, reorganized and consolidated such that the Operating Lessees, ESH Strategies and the operations of HVM will be acquired by the Company. Upon consummation of the Pre-IPO Transactions, the Operating Lessees will be owned by the Company and will cease to be TRSs and ESH REIT will no longer own any TRSs.

Potential Reallocation of Income

ESH REIT, the Company and certain of the entities in which they own a direct or indirect interest are controlled by the same interests. As a result, the IRS could, pursuant to Section 482 of the Code, seek to distribute, apportion or allocate gross income, deductions, credits or allowances between or among them if it determines that such distribution, apportionment or allocation is necessary in order to prevent evasion of taxes or to clearly reflect income. It is the policy of ESH REIT and the Company to evaluate material intercompany transactions and to attempt to set the terms of such transactions so as to achieve substantially the same result as they believe would have been the case if they were unrelated parties. As a result, ESH REIT and the Company believe that (i) all material transactions between them and among them and the entities in which they own a direct or indirect interest have been and will be negotiated and structured with the intention of achieving an arm’s-length result, and (ii) the potential application of Section 482 of the Code should not have a material effect on ESH REIT or the Company. Application of Section 482 of the Code depends on whether, as a factual matter, transactions between commonly controlled entities are at arm’s-length. ESH REIT cannot assure you that Section 482 of the Code will not apply to reallocate income between or among ESH REIT, the Company or any of their affiliated entities.

In connection with the Pre-IPO Transactions and this offering, ESH REIT and the Company will reset the rates of rent payable by the Company to ESH REIT under the operating leases. The new rates of rent are intended to reflect arm’s length terms. However, transfer pricing is an inherently subjective matter, and the IRS could, under Section 482 of the Code, assert that the rates of rent between the Company and ESH REIT do not reflect arm’s length terms. If the IRS were successful in asserting that the rates of rent were not on arm’s length terms ESH REIT could be treated as making constructive distributions to its shareholders, which could be deemed to be impermissible preferential dividends, that could impact ESH REIT’s ability to satisfy the annual distribution requirements and therefore fail to qualify for REIT status.

Gross Income Tests

In order to maintain qualification as a REIT, ESH REIT annually must satisfy two gross income tests. First, at least 75% of ESH REIT’s gross income for each taxable year, excluding gross income from sales of inventory or dealer property in “prohibited transactions” and certain hedging and foreign currency transactions must be derived from investments relating to real property or mortgages on real property, including “rents from real property,” dividends received from and gains from the disposition of other shares of REITs, interest income derived from loans secured by real property, and gains from the sale of real estate assets, as well as income from certain kinds of temporary investments. Second, at least 95% of ESH REIT’s gross income in each taxable year, excluding gross income from prohibited transactions and certain hedging and foreign currency transactions, must be derived from some combination of income that qualifies under the 75% income test described above, as well as other dividends, interest, and gain from the sale or disposition of stock or securities, which need not have any relation to real property. ESH REIT intends to monitor the amount of its non-qualifying income and manage its portfolio of assets to comply with the gross income tests, but ESH REIT cannot assure you that it will be successful in this effort.

Dividend Income

ESH REIT may receive distributions from TRSs or other corporations that are not REITs or qualified REIT subsidiaries. These distributions are generally classified as dividend income to the extent of the earnings and profits of the distributing corporation. Such distributions generally constitute qualifying income for purposes of the 95% gross income test but not the 75% gross income test.

Hedging Transactions

ESH REIT may enter into hedging transactions with respect to one or more of its assets or liabilities. Hedging transactions could take a variety of forms, including hedging instruments such as interest rate swap agreements, interest rate cap agreements, swaptions, and options on such contracts, futures contracts, puts and calls, similar financial instruments or other financial instruments that ESH REIT deems appropriate. Except to the extent provided by Treasury Regulations, any income from a hedging transaction ESH REIT enters into (1) in the normal course of ESH REIT’s business primarily to manage risk of interest rate or price changes or currency fluctuations with respect to borrowings made or to be made, or ordinary obligations incurred or to be incurred, to acquire or carry real estate assets, which is clearly identified as specified in Treasury Regulations before the close of the day on which it was acquired, originated, or entered into, including gain from the sale or disposition of such a transaction, and (2) primarily to manage risk of currency fluctuations with respect to any item of income or gain that would be qualifying income under the 75% or 95% income tests which is clearly identified as such before the close of the day on which it was acquired, originated, or entered into, will not constitute gross income for purposes of the 75% or 95% gross income tests. To the extent that ESH REIT enters into other types of hedging transactions, the income from those transactions is likely to be treated as non-qualifying income for purposes of both of the 75% and 95% gross income tests. ESH REIT intends to structure any hedging transactions in a manner that does not jeopardize its qualification as a REIT, but there can be no assurances ESH REIT will be successful in this regard.

Rents from Real Property

To the extent that ESH REIT owns real property or interests therein, rents ESH REIT receives qualify as “rents from real property” in satisfying the gross income tests described above, only if several conditions are met, including the following. If rent attributable to personal property leased in connection with a lease of real property is greater than 15% of the total rent received under any particular lease, then all of the rent attributable to such personal property will not qualify as rents from real property. The determination of whether an item of personal property constitutes real or personal property under the REIT provisions of the Code is subject to both legal and factual considerations and is therefore subject to different interpretations. ESH REIT intends to structure any leases so that the rent payable thereunder will qualify as “rents from real property,” but there can be no assurance ESH REIT will be successful in this regard.

In addition, in order for rents received by ESH REIT to qualify as “rents from real property,” the rent must not be based in whole or in part on the income or profits of any person. However, an amount will not be excluded from rents from real property solely by being based on a fixed percentage or percentages of sales or if it is based on the net income of a tenant which derives substantially all of its income with respect to such property from subleasing of substantially all of such property, to the extent that the rents paid by the subtenants would qualify as rents from real property, if earned directly by ESH REIT. Moreover, for rents received to qualify as “rents from real property,” ESH REIT generally must not operate or manage the property or furnish or render certain services to the tenants of such property, other than through an “independent contractor” who is adequately compensated and from which ESH REIT derives no income or through a TRS. ESH REIT is permitted, however, to perform services that are “usually or customarily rendered” in connection with the rental of space for occupancy only and are not otherwise considered rendered to the occupant of the property. In addition, ESH REIT may directly or indirectly provide non-customary services to tenants of its hotel properties without disqualifying all of the rent from the property if the greater of 150% of ESH REIT’s direct cost in furnishing or rendering the services or the payment for such services does not exceed 1% of the total gross income from the property. In such a case, only the amounts for non-customary services are not treated as rents from real property and the provision of the services does not disqualify the related rent.

For periods prior to the Pre-IPO Transactions, ESH REIT depended upon an exception to the related party rent rule for leases of “qualified lodging facilities” to taxable REIT subsidiaries managed by an “eligible independent contractor.” Pursuant to the Pre-IPO Transactions, the Operating Lessees will be transferred to the Company and the exception to the related party rent rule relied on for periods prior to the Pre-IPO Transactions will no longer apply. Following the Pre-IPO Transactions, ESH REIT will derive substantially all of its income from the leasing of its hotel properties pursuant to operating leases between itself and certain entities wholly-owned by the Company. These leases provide for a fixed payment of base rent plus a percentage rent based on room and other revenues. The percentage rent is determined by calculating fixed percentages of the gross room revenues in excess of certain levels and adding fixed percentages of other types of gross revenues in excess of certain levels.

In order for the rents paid under the operating leases to constitute “rents from real property,” such leases must be respected as true leases for U.S. federal income tax purposes and not treated as service contracts, joint ventures or some other type of arrangement. The determination of whether the operating leases are true leases depends upon an analysis of all of the surrounding facts and circumstances. ESH REIT has structured the operating leases, and intends to structure any future leases, so that the leases will be respected as true leases for U.S. federal income tax purposes. ESH REIT believes that the operating leases constitute and will continue to constitute true leases, although there can be no assurance that the IRS would not challenge the characterization of such leases or that the IRS would not prevail in such a challenge. If the operating leases were not respected as true leases for U.S. federal income tax purposes, ESH REIT would not likely be able to satisfy either the 75% or 95% gross income tests and would likely fail to qualify for REIT status.

The percentage rent under the operating leases will qualify as “rents from real property” if it is based on percentages of receipts or sales and the percentages (i) are fixed at the time the operating leases are entered into; (ii) are not renegotiated during the term of the leases in a manner that has the effect of basing percentage rent on income or profits; and (iii) conform with normal business practice. More generally, percentage rent will not qualify as “rents from real property” if, considering the operating leases and all the surrounding circumstances, the arrangement does not conform with normal business practice, but is in reality used as a means of basing the percentage rent on income or profits.

ESH REIT and the Company believe that the operating leases conform with normal business practice and the percentage rent will be treated as “rents from real property.” ESH REIT does not intend, with respect to hotel properties that it may directly or indirectly acquire in the future, to charge rent that is based in whole or in part on the net income or profits of any person (except by reason of being based on a fixed percentage of receipts or sales, as described above).

In addition to the foregoing, rental income will qualify as rents from real property only to the extent that ESH REIT does not directly or constructively (by virtue of certain attribution provisions of the Code) own, (1) in the case of any tenant which is a corporation, stock possessing 10% or more of the total combined voting power of all classes of stock entitled to vote, or 10% or more of the total value of shares of all classes of stock of such tenant, or (2) in the case of any tenant which is not a corporation, an interest of 10% or more in the assets or net profits of such tenant. Following the Pre-IPO Transactions, the Company will be ESH REIT’s only tenant. If

ESH REIT were to own, directly or constructively, 10% or more of any tenant, including the Company, the tenant would be a related party tenant and the rent paid by the tenant with respect to the leased property would not qualify as rents from real property for purposes of the 75% and 95% tests. The Company does not believe that it is a related party tenant of ESH REIT.

Prior to the Pre-IPO Transactions, certain Sponsor-managed funds and investors in the Sponsor-managed funds owned more than 10% of the interests in ESH REIT. As a result, if no action were taken, under the constructive ownership rules the stock of the Company could be attributed to ESH REIT, and the Company could be viewed as a related party tenant. In advance of the Pre-IPO Transactions, the Sponsors undertook certain steps intended to reduce the interest of such funds and the direct and indirect investors in the Sponsor-managed funds such that after the Pre-IPO Transactions, ESH REIT will not be considered to own, actually or constructively (by virtue of certain attribution provisions of the Code), stock in the Company representing 10% or more (by vote or value) of the Company’s outstanding stock. The ownership attribution rules that apply for purposes of the 10% threshold are complex, and it is uncertain as to how they apply in many circumstances, including how they apply to Shares held by current owners. Despite the restructuring, these rules could result in ESH REIT owning, actually or constructively (by virtue of certain attribution provisions of the Code) stock in the Company representing 10% or more (by vote or value) of the Company’s outstanding stock. In particular, there is no clear guidance as to the application of these constructive ownership rules to partnership allocations in respect of profits interests, including certain profits interests in the direct or indirect owners of Shares, and as a result there can be no assurance that the Company’s rental payments to ESH REIT will qualify as “rents from real property,” in which case ESH REIT would fail to qualify for REIT status. In the absence of guidance on this issue, the accounting firm’s report, which the Fried Frank opinion relies upon, will assume that a partner’s profits interest in a partnership is determined based on the maximum amount of partnership profits potentially allocable to such partner on a cumulative basis. Moreover, events beyond our knowledge and control could result in a stockholder, including an investor in the Sponsors, owning 10% or more of the Shares. The ownership attribution rules that apply for purposes of the 10% threshold are complex and may cause the outstanding shares owned by a group of related individuals or entities to be deemed to be constructively owned by one individual or entity. As a result, for instance, the acquisition of less than 10% of the outstanding Shares (or the acquisition of an interest in an entity which owns Shares) by an individual or entity could cause that individual or entity to be treated as owning in excess of 10% of ESH REIT. In addition, a person may be treated as owning 10 percent or more of the value of stock of ESH REIT by virtue of owning an interest in an entity other than a Sponsor-controlled fund that owns an interest in ESH REIT. Although ESH REIT intends to make timely annual demands of certain shareholders of record to disclose the beneficial owners of shares issued in their name, as required by the Treasury Regulations, monitoring actual or constructive ownership of Shares, including by investors in the Sponsors, after the completion of the Pre-IPO Transactions on a continuous basis is not feasible. The charters of the Company and ESH REIT contain restrictions on the amount of shares of stock of either entity so that no person can own, actually or constructively (by virtue of certain attribution provisions of the Code), more than 9.8% of the stock in value or number of shares, whichever is more restrictive of either ESH REIT or the Company. An exception will permit the Company to own all of the Class A common stock of ESH REIT. However, given the breadth of the Code constructive ownership rules and the fact that it is not possible for ESH REIT and the Corporation to monitor actual and constructive ownership of Shares, there can be no assurances that such restrictions will be effective in preventing any person from actually or constructively acquiring 9.8% or more of the stock of the Company. If the Company were treated as a “related party tenant” of ESH REIT, ESH REIT would not be able to satisfy either of the two gross income tests applicable to REITs and would fail to qualify for REIT status.

ESH REIT believes that the rent payable under the operating leases will be treated as “rents from real property” for purposes of the 75% and 95% gross income tests. There can, however, be no assurance that the IRS will not successfully assert a contrary position or that there will not be a change in circumstances (such as the entering into of new leases) which would cause a portion of the rent received to fail to qualify as “rents from real property.” If such failure were in sufficient amounts, ESH REIT would not be able to satisfy either the 75% or 95% gross income test and, as a result, would lose its REIT status.

Interest Income

For these purposes, the term “interest” generally does not include any amount received or accrued, directly or indirectly, if the determination of all or some of the amount depends in any way on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term “interest” solely by reason of being based on a fixed percentage or percentages of receipts or sales.

Fee Income

Any fee income ESH REIT earns will generally not be qualifying income for purposes of either gross income test. Any fees earned by a TRS, however, will not be included for purposes of ESH REIT’s gross income tests.

Failure to Satisfy the Gross Income Tests

ESH REIT intends to monitor its sources of income, including any non-qualifying income it receives, and manage ESH REIT’s assets so as to ensure its compliance with the gross income tests. ESH cannot assure you, however, that it will be able to satisfy the gross income tests. If ESH REIT fails to satisfy one or both of the 75% or 95% gross income tests for any taxable year, it may still qualify as a REIT for the year if it is entitled to relief under applicable provisions of the Code. These relief provisions will generally be available if the failure of ESH REIT to meet these tests was due to reasonable cause and not due to willful neglect and, following the identification of such failure, ESH REIT sets forth a description of each item of its gross income that satisfies the gross income tests in a schedule for the taxable year filed in accordance with the Treasury Regulation. It is not possible to state whether ESH REIT would be entitled to the benefit of these relief provisions in all circumstances. If these relief provisions are inapplicable to a particular set of circumstances involving ESH REIT’s failure to satisfy the gross income tests, ESH REIT will not qualify as a REIT. As discussed above under “—Taxation of ESH REIT,” even where these relief provisions apply, ESH REIT will be subject to a 100% tax on an amount equal to (a) the greater of (1) the amount by which ESH REIT fails the 75% gross income test or (2) the amount by which ESH REIT fails the 95% gross income test, as the case may be, multiplied by (b) a fraction intended to reflect ESH REIT’s profitability. However, if ESH REIT’s failure is the result of its income from the leasing of the hotel properties to the Company not qualifying for purposes of the gross income test(s), such 100% tax could apply to all or substantially all of ESH REIT’s income because ESH REIT will derive all or substantially all of its income from leasing such hotel properties to the Company. In such event, these relief provisions would likely be prohibitively expensive even if such provisions were otherwise available to ESH REIT.

Asset Tests

ESH REIT, at the close of each calendar quarter, must also satisfy four tests relating to the nature of its assets. First, at least 75% of the value of ESH REIT’s total assets must be represented by some combination of “real estate assets,” cash, cash items, U.S. government securities and, under some circumstances, stock or debt instruments purchased with new capital. For this purpose, real estate assets include interests in real property, such as land, buildings, certain building improvements, leasehold interests in real property, stock of other corporations that qualify as REITs and mortgage loans. Assets that do not qualify for purposes of the 75% test are subject to the additional asset tests described below. Second, the value of any one issuer’s securities owned by ESH REIT may not exceed 5% of the value of its total assets. Third, ESH REIT may not own more than 10% of any one issuer’s outstanding securities, as measured by either voting power or value. Fourth, the aggregate value of all securities of TRSs held by ESH REIT may not exceed 25% of the value of ESH REIT’s total assets.

The 5% and 10% asset tests do not apply to securities of TRSs and qualified REIT subsidiaries. The 10% value test does not apply to certain “straight debt” and other excluded securities, as described in the Code, including but not limited to any loan to an individual or an estate, any obligation to pay rents from real property and any security issued by a REIT. In addition, for purposes of applying the 10% value test, (a) a REIT’s interest as a partner in a partnership is not considered a security; (b) any debt instrument issued by a partnership (other than straight debt or other excluded security) will not be considered a security issued by the partnership if at least 75% of the partnership’s gross income is derived from sources that would qualify for the 75% REIT gross income test; and (c) any debt instrument issued by a partnership (other than straight debt or other excluded security) will not be considered a security issued by the partnership to the extent of the REIT’s interest as a partner in the partnership.

For purposes of the 10% value test, “straight debt” means a written unconditional promise to pay on demand or on a specified date a sum certain in money if (i) the debt is not convertible, directly or indirectly, into stock, (ii) the interest rate and interest payment dates are not contingent on profits, the borrower’s discretion, or similar factors other than certain contingencies relating to the timing and amount of principal and interest payments, as described in the Code and (iii) in the case of an issuer which is a corporation or a partnership, securities that otherwise would be considered straight debt will not be so considered if ESH REIT, and any of its “controlled taxable REIT subsidiaries” as defined in the Code, hold any securities of the corporate or partnership issuer which (a) are not straight debt or other excluded securities (prior to the application of this rule), and (b) have an aggregate value greater than 1% of the issuer’s outstanding securities (including, for the purposes of a partnership issuer, ESH REIT’s interest as a partner in the partnership).

ESH REIT has and will continue to monitor the status of its assets for purposes of the various asset tests and will manage its portfolio and otherwise assure itself that it complies at all times with such tests. Because ESH REIT’s assets will consist primarily of land and improvements thereon, the values of some of its assets may not be susceptible to a precise determination. Although ESH REIT will seek to be prudent in making these estimates, there can be no assurances that the IRS would not disagree with these determinations and assert that a different value is applicable, in which case ESH REIT might not satisfy the 75% asset test and the other asset tests and, thus, ESH REIT could fail to qualify as a REIT.

Failure to Satisfy the Asset Tests

After initially meeting the asset tests at the close of any quarter, ESH REIT will not lose its qualification as a REIT for failure to satisfy the asset tests at the end of a later quarter solely by reason of changes in asset values. If ESH REIT fails to satisfy the asset tests because it acquires or increases its ownership of assets during a quarter, it can cure this failure by disposing of sufficient non-qualifying assets within 30 days after the close of that quarter. If ESH REIT fails the 5% asset test, or the 10% vote or value asset tests at the end of any quarter and such failure is not cured within 30 days thereafter, ESH REIT may dispose of sufficient assets (generally within six months after the last day of the quarter in which its identification of the failure to satisfy these asset tests occurred) to cure such a violation that does not exceed the lesser of 1% of ESH REIT’s assets at the end of the relevant quarter or $10.0 million. If ESH REIT fails any of the other asset tests or its failure of the 5% and 10% asset tests is in excess of the de minimis amount described above, as long as such failure was due to reasonable cause and not willful neglect, ESH REIT is permitted to avoid disqualification as a REIT, after the 30 day cure period, by taking steps, including the disposition of sufficient assets to meet the asset tests (generally within six months after the last day of the quarter in which ESH REIT’s identification of the failure to satisfy the REIT asset test occurred), and paying a tax equal to the greater of $50,000 or the highest U.S. federal corporate income tax rate of the net income generated by the non-qualifying assets during the period in which ESH REIT failed to satisfy the asset test.

Annual Distribution Requirements

In order to qualify as a REIT, ESH REIT is required to distribute dividends, other than capital gain dividends, to its stockholders in an amount at least equal to:

(a)	the sum of:

•	90% of ESH REIT’s “REIT taxable income” (computed without regard to ESH REIT’s deduction for dividends paid and ESH REIT’s net capital gains); and

•	90% of the net income (after tax), if any, from foreclosure property (as described below); minus

(b)	the sum of specified items of non-cash income that exceeds a percentage of ESH REIT’s income.

These distributions must be paid in the taxable year to which they relate or in the following taxable year if such distributions are declared in October, November or December of the taxable year, are payable to stockholders of record on a specified date in any such month and are actually paid before the end of January of the following year. Such distributions are treated as both paid by ESH REIT and received by each stockholder on December 31 of the year in which they are declared. In addition, at ESH REIT’s election, a distribution for a taxable year may be declared before ESH REIT timely files its tax return for the year and be paid with or before the first regular dividend payment after such declaration, provided that such payment is made during the 12-month period following the close of such taxable year. These distributions are taxable to ESH REIT stockholders in the year in which paid, even though the distributions relate to ESH REIT’s prior taxable year for purposes of the 90% distribution requirement.

In order for distributions to be counted towards ESH REIT’s distribution requirement and to give rise to a tax deduction by ESH REIT, they must not be “preferential dividends.” A dividend is not a preferential dividend if it is pro rata among all outstanding shares of stock within a particular class and is in accordance with the preferences among different classes of stock as set forth in the organizational documents.

To the extent that ESH REIT distributes at least 90%, but less than 100%, of its “REIT taxable income,” as adjusted, it will be subject to tax at ordinary U.S. federal corporate tax rates on the retained portion. In addition, ESH REIT may elect to retain, rather than distribute its net long-term capital gains and pay tax on such gains. In this case, ESH REIT could elect to have its stockholders include their proportionate share of such undistributed long-term capital gains in income and receive a corresponding credit or refund, as the case may be, for their proportionate share of the tax paid by ESH REIT. ESH REIT stockholders would then increase the adjusted basis of their stock in ESH REIT by the difference between the designated amounts included in their long-term capital gains and the tax deemed paid with respect to their proportionate shares. Stockholders that are U.S. corporations would also appropriately adjust their earnings and profits for the retained capital gains in accordance with Treasury Regulations to be promulgated.

If ESH REIT fails to distribute during each calendar year at least the sum of (a) 85% of ESH REIT’s REIT ordinary income for such year, (b) 95% of ESH REIT’s REIT capital gain net income for such year and (c) any undistributed taxable income from prior periods, ESH REIT will be subject to a 4% excise tax on the excess of such required distribution over the sum of (x) the amounts actually distributed (taking into account excess distributions from prior periods) and (y) the amounts of income retained on which ESH REIT has paid U.S. federal corporate income tax. ESH REIT intends to make timely distributions so that it is not subject to the 4% excise tax.

It is possible that ESH REIT, from time to time, may not have sufficient cash to meet the distribution requirements due to timing differences between (a) the actual receipt of cash and (b) the inclusion of items in income by ESH REIT for U.S. federal income tax purposes. In the event that such timing differences occur, in order to meet the distribution requirements, it might be necessary to arrange for short-term, or possibly long-term, borrowings, to use cash reserves, to liquidate non-cash assets at rates or times ESH REIT regards as unfavorable, or to pay dividends in the form of taxable in-kind distributions of property including taxable stock dividends. ESH REIT may be able to rectify a failure to meet the distribution requirements for a year by paying “deficiency dividends” to stockholders in a later year, which may be included in ESH REIT’s deduction for dividends paid for the earlier year. In this case, ESH REIT may be able to avoid losing its qualification as a REIT or being taxed on amounts distributed as deficiency dividends. However, ESH REIT will be required to pay interest and a penalty based on the amount of any deduction taken for deficiency dividends.

If ESH REIT is unable to meet its debt service obligations, the 2012 Mortgage Loan will prevent ESH REIT from paying cash dividends with respect to its stock. In such case, in order to satisfy the REIT distribution requirements imposed by the Code, ESH REIT may be required to distribute taxable stock dividends to its stockholders in the form of additional shares of its stock. In addition, although it has no current intention to do so, ESH REIT may in the future distribute taxable stock dividends to its stockholders. ESH REIT might distribute additional shares of its Class A common stock, shares of Class B common stock and/or shares of its preferred stock to the Company and/or additional shares of its Class B common stock to the holders of its Class B common stock. Taxable stockholders receiving such dividends may be required to include the full amount of the dividend as ordinary income to the extent of ESH REIT’s current and accumulated earnings and profits for U.S. federal income tax purposes. As a result, stockholders may be required to pay income taxes with respect to such dividends in excess of the cash dividends received. If a U.S. stockholder sells its ESH REIT common or preferred shares that it receives as a dividend in order to pay this tax, the sales proceeds may be less than the amount included in income with respect to the dividend, depending on the market price of the Shares at the time of the sale. Furthermore, with respect to certain non-U.S. stockholders, ESH REIT may be required to withhold U.S. federal income tax with respect to such dividends, including in respect of all or a portion of such dividend that is payable in its common shares.

Prohibited Transactions

Net income a REIT derives from a prohibited transaction is subject to a 100% tax. The term “prohibited transaction” generally includes a sale or other disposition of property (other than foreclosure property) that is held as inventory or primarily for sale to customers, in the ordinary course of a trade or business by a REIT, by a lower-tier partnership in which the REIT holds an equity interest or by a borrower that has issued a shared appreciation mortgage or similar debt instrument to the REIT. ESH REIT intends to conduct its operations so that no asset owned by it or its pass-through subsidiaries will be held as inventory or primarily for sale to customers, and that a sale of any assets owned by ESH REIT directly or through a pass-through subsidiary will not be in the ordinary course of business. However, whether property is held as inventory or “primarily for sale to customers in the ordinary course of a trade or business” depends on the particular facts and circumstances. No assurance can be given that any particular asset in which ESH REIT holds a direct or indirect interest will not be treated as property held as inventory or primarily for sale to customers or that certain safe harbor provisions of the Code that prevent such treatment will apply. The 100% tax will not apply to gains from the sale of property that is held through a TRS or other taxable corporation, although such income will be subject to tax in the hands of the corporation at regular U.S. federal corporate income tax rates.

Tax on Built-In Gains

If ESH REIT acquires appreciated assets from a regular C corporation in a transaction, such as a formation transaction, in which the adjusted tax basis of the assets in ESH REIT’s hands is determined by reference to the adjusted tax basis of the assets in the hands of the regular C corporation (a “carry-over basis transaction”), and if ESH REIT subsequently disposes of any such assets during the up to 10-year period following the acquisition of the assets from the regular C corporation, ESH REIT will be subject to tax at the highest corporate tax rates on any gain from such assets to the extent of the excess of the fair market value of the assets on the date that they were acquired by ESH REIT over the basis of such assets on such date (such gains, “built-in gains”). However, the built-in gains tax will not apply if the regular C corporation elects to be subject to an immediate tax when the asset is acquired by ESH REIT. In connection with the formation transactions, ESH REIT does not expect that any such regular C corporation will make such an election. ESH REIT does not expect any tax payable by ESH REIT that is attributable to built-in gains to be material.

Failure to Qualify

In the event that ESH REIT violates a provision of the Code that would result in its failure to qualify as a REIT, ESH REIT may nevertheless continue to qualify as a REIT under specified relief provisions available to it to avoid such disqualification if (1) the violation is due to reasonable cause and not due to willful neglect, (2) ESH REIT pays a penalty of $50,000 for each failure to satisfy a requirement for qualification as a REIT and

(3) the violation does not include a violation under the gross income or asset tests described above (for which other specified relief provisions are available). This cure provision reduces the instances that could lead to ESH REIT’s disqualification as a REIT for violations due to reasonable cause. If ESH REIT fails to qualify for taxation as a REIT in any taxable year and none of the relief provisions of the Code apply, it would be subject to U.S. federal income tax, including any applicable alternative minimum tax, on its taxable income at regular corporate rates. ESH REIT may also be subject to U.S. state and local taxes if it fails to qualify as a REIT. Distributions to ESH REIT stockholders in any year in which ESH REIT is not a REIT will not be deductible by ESH REIT, nor will they be required to be made. In this situation, to the extent of current or accumulated earnings and profits, and, subject to limitations of the Code, under current law distributions to ESH REIT stockholders will generally be taxable as ordinary dividends paid by a regular C corporation. Such dividends paid to stockholders who are individual U.S. stockholders (as defined below) would be qualified dividend income, currently taxed at preferential rates, and dividends paid to corporate U.S. stockholders may be eligible for the dividends received deduction. Unless ESH REIT is entitled to relief under the specific statutory provisions, it will also be disqualified from re-electing to be taxed as a REIT for the four taxable years following a year during which qualification was lost. It is not possible to state whether, in all circumstances, ESH REIT will be entitled to statutory relief.

Taxation of the Company

The Company is subject to U.S. federal income tax on its taxable income. The Company will be taxable on the dividends it receives from ESH REIT and will not be entitled to a dividends-received deduction with respect to such dividends.

Taxation of Holders of Shares with Respect to ESH REIT Shares

U.S. Stockholders

This section summarizes the taxation of U.S. persons who hold Shares and are not tax-exempt organizations (each a “U.S. stockholder”) with respect to ownership of Class B common stock of ESH REIT. For U.S. federal income tax purposes, a U.S. person is:

•	a citizen or an individual resident of the United States;

•

a corporation (or other entity or arrangement taxable as a corporation for U.S. federal income tax purposes) organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust which (1) is subject to the primary jurisdiction of a court within the United States and for which one or more U.S. persons have authority to control all substantial decisions, or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a “United States person.”

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds shares of Class B common stock of ESH REIT, the U.S. federal income tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. A partner of a partnership holding shares of Class B common stock of ESH REIT should consult its own tax advisor regarding the U.S. federal income tax consequences to the partner of the acquisition, ownership and disposition of shares of Class B common stock of ESH REIT by the partnership.

Distributions from ESH REIT

Provided that ESH REIT qualifies as a REIT, distributions made to ESH REIT’s taxable U.S. stockholders out of ESH REIT’s current or accumulated earnings and profits, and not designated as capital gain dividends, will generally be taken into account by them as ordinary dividend income. In determining the extent to which a distribution with respect to common stock of ESH REIT constitutes a dividend for U.S. federal income tax purposes, ESH REIT’s earnings and profits will be allocated first to distributions with respect to ESH REIT preferred stock, if any, and then to ESH REIT Class B common stock and Class A common stock. Dividends received from REITs are generally not eligible to be taxed at the preferential qualified dividend income rates applicable to individual U.S. stockholders who receive dividends from taxable regular C corporations. Dividends from REITs received by corporate U.S. stockholders are not eligible for the dividends received deduction. With limited exceptions, dividends received by individual U.S. stockholders from ESH REIT that are not designated as capital gain dividends will continue to be taxed at rates applicable to ordinary income.

Distributions from ESH REIT that are designated as capital gain dividends will be taxed to U.S. stockholders as long-term capital gains, to the extent that they do not exceed the actual net capital gain of ESH REIT for the taxable year, without regard to the period for which the U.S. stockholder has held its stock. To the extent that ESH REIT elects under the applicable provisions of the Code to retain its net capital gains, U.S. stockholders will, at the designation of ESH REIT, be treated as having received, for U.S. federal income tax purposes, ESH REIT’s undistributed capital gains as well as a corresponding credit or refund, as the case may be, for taxes paid by ESH REIT on such retained capital gains. U.S. stockholders will increase their adjusted tax basis in their shares of Class B common stock of ESH REIT by the difference between their allocable share of such retained capital gain and their share of the tax paid by ESH REIT. Corporate U.S. stockholders may be required to treat up to 20% of some capital gain dividends as ordinary income. Long-term capital gains are generally taxable at preferential rates in the case of U.S. stockholders who are individuals. Capital gains attributable to the sale of depreciable real property held for more than 12 months are subject to a 25% maximum U.S. federal income tax rate for U.S. stockholders who are individuals, to the extent of previously claimed depreciation deductions.

Distributions in excess of ESH REIT’s current and accumulated earnings and profits will not be taxable to a U.S. stockholder to the extent that they do not exceed the adjusted tax basis in the U.S. stockholder’s shares of the Class B common stock of ESH REIT in respect of which the distributions were made, but rather will reduce the adjusted tax basis in these shares. To the extent that such distributions exceed the adjusted tax basis in a U.S. stockholder’s shares of Class B common stock of ESH REIT, they will be included in income as long-term capital gain, or short-term capital gain if the shares have been held for one year or less. In addition, any dividend declared by ESH REIT in October, November or December of any year and payable to a U.S. stockholder of record on a specified date in any such month will be treated as both paid by ESH REIT and received by the U.S. stockholder on December 31 of such year, provided that the dividend is actually paid by ESH REIT before the end of January of the following calendar year.

With respect to U.S. stockholders who are taxed as individuals, ESH REIT may elect to designate a portion of its distributions paid to such U.S. stockholders as “qualified dividend income.” A portion of a distribution is properly designated as qualified dividend income, currently taxed at preferential rates, provided that the U.S. stockholder has held the shares of Class B common stock of ESH REIT with respect to which the distribution is made for more than 60 days during the 121-day period beginning on the date that is 60 days before the date on which such common stock became ex-dividend with respect to the relevant distribution. The maximum amount of ESH REIT distributions eligible to be designated as qualified dividend income for a taxable year is equal to the sum of:

(a)	the qualified dividend income received by ESH REIT during such taxable year from regular C corporations (including any TRS in which ESH REIT may own an interest);

(b)	the excess of any “undistributed” REIT taxable income recognized during the immediately preceding year over the U.S. federal income tax paid by ESH REIT with respect to such undistributed REIT taxable income; and

(c)	the excess of any income recognized during the immediately preceding year attributable to the sale of a built-in-gain asset that was acquired in a carry-over basis transaction from a regular C corporation over the U.S. federal income tax paid by ESH REIT with respect to such built-in gain.

Generally, dividends that ESH REIT receives will be treated as qualified dividend income for purposes of (a) above if the dividends are received from a regular domestic C corporation (other than a REIT or a RIC), any TRS ESH REIT may form, or a “qualified foreign corporation” and specified holding period requirements and other requirements are met.

To the extent that ESH REIT has available net operating losses and capital losses carried forward from prior tax years, such losses may reduce the amount of distributions that must be made in order to comply with the REIT distribution requirements. See “—Taxation of ESH REIT” and “—Annual Distribution Requirements.” Such losses, however, are not passed through to U.S. stockholders and do not offset income of U.S. stockholders from other sources, nor do they affect the character of any distributions that are actually made by ESH REIT, which are generally subject to tax in the hands of U.S. stockholders to the extent that ESH REIT has current or accumulated earnings and profits.

Dispositions of Shares of Class B Common Stock of ESH REIT

In general, a U.S. stockholder will realize gain or loss upon the sale, redemption or other taxable disposition of shares of Class B common stock of ESH REIT in an amount equal to the difference between (1) the sum of the fair market value of any property and the amount of cash received in such disposition and (2) the U.S. stockholder’s aggregate adjusted tax basis in its shares of Class B common stock of ESH REIT at the time of the disposition. In general, a U.S. stockholder’s adjusted tax basis in its shares of Class B common stock of ESH REIT will equal the U.S. stockholder’s acquisition cost, increased by the excess of net capital gains deemed distributed to the U.S. stockholder (discussed above) less tax deemed paid on it and reduced by returns of capital. In general, capital gains recognized by individuals and other non-corporate U.S. stockholders upon the sale or disposition of their shares of Class B common stock of ESH REIT will be subject to tax at preferential rates, if the shares of Class B common stock of ESH REIT are held for more than 12 months, and will be taxed at ordinary income rates if shares of Class B common stock of ESH REIT are held for 12 months or less. Gains recognized by U.S. stockholders that are corporations are subject to U.S. federal income tax at the same rates as apply to ordinary income, whether or not classified as long-term capital gains. The IRS has the authority to prescribe, but has not yet prescribed, regulations that would apply a capital gain tax rate of 25% (which is generally higher than the long-term capital gain tax rates for non-corporate holders) to a portion of capital gain realized by a non-corporate holder on the sale of REIT stock or depositary shares that would correspond to the REIT’s “unrecaptured Section 1250 gain.”

Holders are advised to consult with their tax advisors with respect to their capital gain tax liability. Capital losses recognized by a U.S. stockholder upon the disposition of shares of Class B common stock of ESH REIT held for more than one year at the time of disposition will be considered long-term capital losses, and are generally available only to offset capital gain income of the U.S. stockholder but not ordinary income (except in the case of individuals, who may offset up to $3,000 of ordinary income each year). In addition, any loss upon a sale or exchange of shares of Class B common stock of ESH REIT by a U.S. stockholder who has held the shares for six months or less, after applying holding period rules, will be treated as a long-term capital loss to the extent of distributions received from ESH REIT that were required to be treated by the U.S. stockholder as long-term capital gain.

Passive Activity Losses and Investment Interest Limitations

Distributions made by ESH REIT in respect of, and gain arising from the sale or exchange by a U.S. stockholder of shares of Class B common stock of ESH REIT will generally not be treated as passive activity income. As a result, U.S. stockholders will not be able to apply any “passive losses” against income or gain relating to shares of Class B common stock of ESH REIT. Distributions made by ESH REIT, to the extent they do not constitute a return of capital, generally will be treated as investment income for purposes of computing the investment interest limitation. A U.S. stockholder that elects to treat capital gain dividends, capital gains from the disposition of stock or qualified dividend income as investment income for purposes of the investment interest limitation will be taxed at ordinary income rates on such amounts.

Medicare Tax on Unearned Income

Certain U.S. stockholders that are individuals, estates or trusts must pay an additional 3.8% tax on, among other things, dividends on and capital gains from the sale or other disposition of stock. U.S. stockholders should consult their tax advisors regarding the effect, if any, of this legislation on their ownership and disposition of shares of Class B common stock of ESH REIT.

Tax-Exempt U.S. Stockholders

U.S. tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts, generally are exempt from U.S. federal income taxation. However, they are subject to taxation on their unrelated business taxable income (“UBTI”). While many investments in real estate may generate UBTI, the IRS has ruled that dividend distributions from a REIT to a tax-exempt entity do not constitute UBTI. Based on that ruling, and provided that (1) a tax-exempt U.S. stockholder has not held shares of Class B common stock of ESH REIT as “debt financed property” within the meaning of the Code (i.e., where the acquisition or holding of the property is financed through a borrowing by the tax-exempt stockholder), (2) shares of Class B common stock of ESH REIT are not otherwise used in an unrelated trade or business and (3) ESH REIT does not hold an asset that gives rise to “excess inclusion income” within the meaning of the Code, distributions from ESH REIT and income from the sale of shares of Class B common stock of ESH REIT generally should not give rise to UBTI to a tax-exempt U.S. stockholder.

Tax-exempt U.S. stockholders that are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans exempt from U.S. federal income taxation under Sections 501(c)(7), (c)(9), (c)(17) and (c)(20) of the Code, respectively, are subject to different UBTI rules, which generally will require them to characterize distributions from ESH REIT as UBTI, unless they are able to properly exclude certain amounts set aside or placed in reserve for specific purposes so as to offset the income generated by its investment in shares of Class B common stock of ESH REIT. These prospective investors should consult their tax advisors concerning these “set aside” and reserve requirements.

Tax-exempt U.S. stockholders are urged to consult their tax advisors regarding the U.S. federal, state, local and foreign tax consequences of owning shares of Class B common stock of ESH REIT.

Non-U.S. Stockholders

The term “non-U.S. stockholder” means a holder of shares of Class B common stock of ESH REIT that is not a U.S. stockholder or a partnership (or entity treated as a partnership for U.S. federal income tax purposes). The rules governing U.S. federal income taxation of nonresident alien individuals, foreign corporations, foreign partnerships, and other foreign stockholders are complex. This section is only a summary of such rules. We urge non-U.S. stockholders to consult their own tax advisors to determine the impact of federal, state, and local income tax laws on Shares with respect to the purchase, ownership and sale of shares of Class B common stock of ESH REIT, including any reporting requirements.

Distributions from ESH REIT

A non-U.S. stockholder that receives a distribution from ESH REIT that is not attributable to gain from our sale or exchange of a “United States real property interest,” or USRPI, as defined below, and that ESH REIT does not designate as a capital gain dividend or retained capital gain will recognize ordinary income to the extent that ESH REIT pays such distributions out of its respective current or accumulated earnings and profits. A withholding tax equal to 30% of the gross amount of any such distribution ordinarily will apply to such distribution unless an applicable tax treaty reduces or eliminates the tax. However, if a distribution is treated as effectively connected with the non-U.S. stockholder’s conduct of a U.S. trade or business (conducted through a U.S. permanent establishment, where applicable), the non-U.S. stockholder generally will be subject to U.S.

federal income tax on the distribution at graduated rates, in the same manner as U.S. stockholders are taxed with respect to such distribution, and a non-U.S. stockholder that is a corporation also may be subject to the 30% branch profits tax with respect to that distribution. Except with respect to certain distributions attributable to the sale of USRPIs described below, we plan to withhold U.S. income tax at the rate of 30% on the gross amount of any such distribution paid to a non-U.S. stockholder unless either:

•	a lower treaty rate applies and the non-U.S. stockholder files an IRS Form W-8BEN with us evidencing eligibility for that reduced rate; or

•	the non-U.S. stockholder files an IRS Form W-8ECI with us claiming that the distribution is effectively connected income.

A non-U.S. stockholder will not incur tax on a distribution in excess of ESH REIT’s current and accumulated earnings and profits if the excess portion of such distribution does not exceed the non-U.S. stockholder’s adjusted basis in its shares of Class B common stock of ESH REIT. Instead, the excess portion of such distribution will reduce the non-U.S. shareholder’s adjusted basis in its shares of Class B common stock of ESH REIT. A non-U.S. stockholder will be subject to tax on a distribution that exceeds both ESH REIT’s current and accumulated earnings and profits and the adjusted basis in its shares of Class B common stock of ESH REIT, if the non-U.S. stockholder otherwise would be subject to tax on gain from the sale or disposition of its shares, as described below. Because we generally cannot determine at the time we make a distribution whether the distribution will exceed ESH REIT’s current and accumulated earnings and profits, we normally will withhold tax on the entire amount of any distribution at the same rate as we would withhold on a dividend. However, a non-U.S. stockholder may claim a refund of amounts that we withhold if we later determine that a distribution in fact exceeded ESH REIT’s current and accumulated earnings and profits. Assuming that ESH REIT is a United States real property holding corporation (a “USRPHC”) (see “—Dispositions of Shares of Class B Common Stock of ESH REIT”) we must withhold 10% of any distribution that exceeds ESH REIT’s current and accumulated earnings and profits. Consequently, although we intend to withhold at a rate of 30% on the entire amount of any distribution, to the extent that we do not do so, we will withhold at a rate of 10% on any portion of a distribution not subject to withholding at a rate of 30%.

For any year in which ESH REIT qualifies as a REIT, a non-U.S. stockholder will incur tax on distributions that are attributable to gain from the sale or exchange of a USRPI under the Foreign Investment in Real Property Act of 1980, or FIRPTA. A USRPI includes certain interests in real property and stock in certain corporations at least 50% of whose assets consist of USRPIs. Under FIRPTA, a non-U.S. stockholder is taxed on REIT distributions attributable to gain from sales of USRPIs as if such gain were effectively connected with a U.S. trade or business of the non-U.S. stockholder, in which case they would also be required to file U.S. tax returns with respect to such gains. A non-U.S. stockholder thus would be taxed on such a distribution at the normal capital gains rates applicable to U.S. stockholders, subject to applicable alternative minimum tax and a special alternative minimum tax in the case of a nonresident alien individual. A non-U.S. corporate stockholder not entitled to treaty relief or exemption also may be subject to the 30% branch profits tax on such a distribution. ESH REIT would be required to withhold 35% of any distribution that it could designate as a capital gain dividend. A non-U.S. stockholder may receive a credit against its tax liability for the amount ESH REIT withholds.

However, if Class B common stock of ESH REIT is regularly traded on an established securities market located in the United States, capital gain distributions on Class B Shares that are attributable to the gain from sales or exchanges of real property interests by ESH REIT will be treated as ordinary dividends rather than as gain from the sale of a USRPI, as long as the non-U.S. stockholder did not own more than 5% of the shares of Class B common stock of ESH REIT (actually or constructively) at any time during the one-year period preceding the distribution. As a result, non-U.S. stockholders generally will be subject to withholding tax on such capital gain distributions from ESH REIT in the same manner as they are subject to withholding tax on ordinary dividends. While there is no direct authority addressing whether a component of a paired interest will be considered to be traded on an established securities market by virtue of the paired interest being considered to be traded on an established securities market, we intend to take the position that the Class B common stock of ESH REIT will be regularly traded on an established securities market in the United States following this offering. If the Shares are not regularly traded on an established securities market in the United States or the non-U.S. stockholder owned more than 5% of the shares of Class B common stock of ESH REIT at any time during the one-year period preceding the distribution, capital gain distributions that are attributable to ESH REIT’s sale of real property would be subject to tax under FIRPTA, as described in the preceding paragraph. Moreover, if a non-U.S. stockholder disposes of the Shares during the 30-day period preceding the a dividend payment, and such non-U.S. stockholder (or a person related to such non-U.S. stockholder) acquires or enters into a contract or option to acquire the shares within 61 days of the first day of the 30-day period described above, and any portion of such ESH REIT dividend payment would, but for the disposition, be treated as a USRPI capital gain to such non-U.S. stockholder, then such non-U.S. stockholder shall be treated as having USRPI capital gain in an amount that, but for the disposition, would have been treated as USRPI capital gain.

Although the law is not clear on the matter, it appears that amounts ESH REIT designates as retained capital gains in respect of the shares of Class B common stock of ESH REIT held by U.S. stockholders generally should be treated with respect to non-U.S. stockholders in the same manner as actual distributions by ESH REIT of capital gain dividends. Under this approach, a non-U.S. stockholder would be able to offset as a credit against its U.S. federal income tax liability resulting from its proportionate share of the tax paid by ESH REIT on such retained capital gains, and to receive from the IRS a refund to the extent of the non-U.S. stockholder’s proportionate share of such tax paid by ESH REIT exceeds its actual U.S. federal income tax liability, provided that the non-U.S. stockholder furnishes required information to the IRS on a timely basis.

Dispositions of Shares of Class B Common Stock of ESH REIT

Non-U.S. stockholders could incur tax under FIRPTA with respect to gain realized upon a disposition of shares of Class B common stock of ESH REIT if ESH REIT is a USRPHC during a specified testing period. If at least 50% of a U.S. corporation’s assets are USRPIs, then the U.S. corporation will be a USRPHC. ESH REIT anticipates that it will be a USRPHC based on the composition of its assets. However, even if ESH REIT is a USRPHC, a non-U.S. stockholder generally would not incur tax under FIRPTA on gain attributable to the sale of shares of Class B common stock of ESH REIT if ESH REIT is a “domestically controlled qualified investment entity.” A domestically controlled qualified investment entity includes a REIT in which, at all times during a specified testing period, less than 50% in value of its stock is held directly or indirectly by non-U.S. stockholders. We intend to take the position that ESH REIT is a domestically controlled REIT under the Code. However, there can be no assurance that the IRS will not challenge this treatment of that a court would not sustain such a challenge. Regardless of whether ESH REIT qualifies as a domestically controlled qualified investment entity at the time the non-U.S. stockholder sells shares of Class B common stock of ESH REIT, an additional exception to the tax under FIRPTA may be available if shares of Class B common stock of ESH REIT are regularly traded on an established securities market. Under that exception, the gain from such a sale by such a non-U.S. stockholder will not be subject to tax under FIRPTA if:

•	shares of Class B common stock of ESH REIT are treated as being regularly traded under applicable Treasury Regulations on an established securities market; and

•	the non-U.S. stockholder owned, actually or constructively, 5% or less of shares of Class B common stock of ESH REIT at all times during a specified testing period.

As noted above, we intend to take the position that shares of Class B common stock of ESH REIT will be regularly traded on an established securities market following this offering.

If the gain on the sale of shares of Class B common stock of ESH REIT were taxed under FIRPTA, a non-U.S. stockholder would be taxed on that gain in the same manner as U.S. stockholders, subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals. Furthermore, a non-U.S. stockholder generally will incur tax on gain not subject to FIRPTA if:

•

the gain is effectively connected with the non-U.S. stockholder’s U.S. trade or business, in which case the non-U.S. stockholder will be subject to the same treatment as U.S. stockholders with respect to such gain; or

•

the non-U.S. stockholder is a nonresident alien individual who was present in the U.S. for 183 days or more during the taxable year and has a “tax home” in the United States, in which case the non-U.S. stockholder will incur a 30% tax on his or her capital gains.

Information Reporting Requirements and Withholding

ESH REIT will report to holders of shares of Class B common stock of ESH REIT and to the IRS the amount of distributions paid each calendar year, and the amount of tax we withhold, if any. Under the backup withholding rules, a stockholder may be subject to backup withholding at the applicable rate (currently 28%) with respect to distributions unless the holder:

•	is a corporation or qualifies for certain other exempt categories and, when required, demonstrates this fact; or

•	provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with the applicable requirements of the backup withholding rules.

A stockholder who does not provide us with its correct taxpayer identification number also may be subject to penalties imposed by the IRS. In addition, we may be required to withhold a portion of capital gain distributions to any stockholders who fail to certify their non-foreign status to us.

Backup withholding will generally not apply to payments of dividends made by us or our paying agents, in their capacities as such, to a non-U.S. stockholder provided that the non-U.S. stockholder furnishes to us or our paying agent the required certification as to its non-U.S. status, such as providing a valid IRS Form W-8BEN or W-8ECI, or certain other requirements are met. Notwithstanding the foregoing, backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that the holder is a U.S. person that is not an exempt recipient. Payments of the net proceeds from a disposition or a redemption effected outside the U.S. by a non-U.S. stockholder made by or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, information reporting (but not backup withholding) generally will apply to such a payment if the broker has certain connections with the U.S. unless the broker has documentary evidence in its records that the beneficial owner is a non-U.S. stockholder and specified conditions are met or an exemption is otherwise established. Payment of the net proceeds from a disposition by non-U.S. stockholder of common stock made by or through the U.S. office of a broker is generally subject to information reporting and backup withholding unless the non-U.S. stockholder certifies under penalties of perjury that it is not a U.S. person and satisfies certain other requirements, or otherwise establishes an exemption from information reporting and backup withholding.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be refunded or credited against the stockholder’s U.S. federal income tax liability if certain required information is furnished to the IRS. Stockholders are urged consult their own tax advisors regarding application of backup withholding to them and the availability of, and procedure for obtaining an exemption from, backup withholding.

Taxation of Holders of Shares with Respect to Shares of Common Stock of the Company

U.S. Stockholders

This section summarizes the taxation of U.S. persons who hold Shares that are not tax-exempt organizations (each a “U.S. stockholder” as defined above) with respect to ownership of shares of common stock of the Company.

Distributions from the Company

Distributions from the Company up to the amount of the Company’s current or accumulated earnings and profits will constitute dividends and be taken into account by U.S. stockholder as ordinary income. Dividends paid to a noncorporate U.S. stockholder by the Company that constitute qualified dividend income will be taxable to the shareholder at the preferential rates applicable to long-term capital gains provided that the shareholder holds the shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meets other holding period requirements. Dividends paid to corporate U.S. stockholders may be eligible for the dividends received deduction. Distributions in excess of the Company’s current and accumulated earnings and profits will not be taxable to a U.S. stockholder to the extent that they do not exceed the adjusted basis in the U.S. stockholder’s shares of common stock of the Company, but rather will reduce the adjusted basis in such shares of common stock of the Company. To the extent that such distributions exceed the adjusted basis in a U.S. stockholder’s shares of common stock of the Company they will be included in a U.S. stockholder’s income as long-term capital gain (or short-term capital gain if the stock has been held for one year or less).

Dispositions of Shares of Common Stock of the Company

In general, a U.S. stockholder will realize gain or loss upon the sale, redemption or other taxable disposition of shares of common stock of the Company in an amount equal to the difference between (1) the sum of the fair market value of any property and the amount of cash received in such disposition and (2) the U.S. stockholder’s aggregate adjusted tax basis in shares of common stock of the Company at the time of the disposition. In general, a U.S. stockholder’s adjusted tax basis in its shares of common stock of the Company will equal the U.S. stockholder’s acquisition cost reduced by returns of capital. In general, capital gains recognized by individuals and other non-corporate U.S. stockholders upon the sale or disposition of shares of Company stock will be subject to U.S. federal income tax at preferential rates, if the Company stock is held for more than 12 months, and will be taxed at ordinary income rates if Company stock is held for 12 months or less. Gains recognized by U.S. stockholders that are corporations are subject to U.S. federal income tax at the same rates that apply to ordinary income, whether or not classified as long-term capital gains.

Holders are advised to consult with their tax advisors with respect to their capital gain tax liability. Capital losses recognized by a U.S. stockholder upon the disposition of Company stock held for more than one year at the time of disposition will be considered long-term capital losses, and are generally available only to offset capital gain income of the U.S. stockholder but not ordinary income (except in the case of individuals, who may offset up to $3,000 of ordinary income each year).

Medicare Tax on Unearned Income

Certain U.S. stockholders that are individuals, estates or trusts must pay an additional 3.8% tax on, among other things, dividends on, and capital gains from, the sale or other disposition of stock. U.S. stockholders should consult their tax advisors regarding the effect, if any, of this legislation on their ownership and disposition of shares of common stock of the Company.

Tax-Exempt U.S. Stockholders

U.S. tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts, generally are exempt from U.S. federal income taxation. However, they are subject to taxation on their UBTI. Provided that (1) a tax-exempt U.S. stockholder has not held shares of common stock of the Company as “debt financed property” within the meaning of the Code (i.e., where the acquisition or holding of the property is financed through a borrowing by the tax-exempt stockholder) and (2) shares of common stock of the Company are not otherwise used in an unrelated trade or business, distributions from the Company and income from the sale of Company stock generally should not give rise to UBTI to a tax-exempt U.S. stockholder.

Tax-exempt U.S. stockholders are urged to consult their tax advisors regarding the U.S. federal, state, local and foreign tax consequences of owning shares of common stock of the Company.

Non-U.S. Stockholders

The term “non-U.S. stockholder” means a holder of shares of common stock of the Company that is not a U.S. stockholder or a partnership (or entity treated as a partnership for U.S. federal income tax purposes). The rules governing U.S. federal income taxation of nonresident alien individuals, foreign corporations, foreign partnerships, and other foreign stockholders are complex. This section is only a summary of such rules. We urge non-U.S. stockholders to consult their own tax advisors to determine the impact of federal, state, and local income tax laws on the purchase, ownership and sale of shares of common stock of the Company, including any reporting requirements.

Distributions from the Company

A non-U.S. stockholder that receives a distribution from the Company will recognize ordinary income to the extent that the Company pays such distribution out of its current or accumulated earnings and profits. A withholding tax equal to 30% of the gross amount of any such distribution ordinarily will apply to such distribution unless an applicable tax treaty reduces or eliminates the tax. However, if a distribution is treated as effectively connected with the non-U.S. stockholder’s conduct of a U.S. trade or business (conducted through a U.S. permanent establishment, where applicable), the non-U.S. stockholder generally will be subject to U.S. federal income tax on the distribution at graduated rates, in the same manner as U.S. stockholders are taxed with respect to such distribution, and a non-U.S. stockholder that is a corporation also may be subject to the 30% branch profits tax with respect to that distribution. We plan to withhold U.S. income tax at the rate of 30% on the gross amount of any such distribution paid to a non-U.S. stockholder unless either:

•	a lower treaty rate applies and the non-U.S. stockholder files an IRS Form W-8BEN with us evidencing eligibility for that reduced rate; or

•	the non-U.S. stockholder files an IRS Form W-8ECI with us claiming that the distribution is effectively connected income.

A non-U.S. stockholder will not incur tax on a distribution in excess of the Company’s current and accumulated earnings and profits if the excess portion of such distribution does not exceed the non-U.S. stockholder’s adjusted basis in its shares of common stock of the Company. Instead, the excess portion of such distribution will reduce the non-U.S. shareholder’s adjusted basis in its shares of common stock of the Company. A non-U.S. stockholder will be subject to tax on a distribution that exceeds both the Company’s current and accumulated earnings and profits and the adjusted basis in its shares of common stock of the Company, if the non-U.S. stockholder otherwise would be subject to tax on gain from the sale or disposition of its shares, as described below. Because we generally cannot determine at the time we make a distribution whether the distribution will exceed the Company’s current and accumulated earnings and profits, we normally will withhold tax on the entire amount of any distribution at the same rate as we would withhold on a dividend. However, a non-U.S. stockholder may claim a refund of amounts that we withhold if we later determine that a distribution in fact exceeded the Company’s current and accumulated earnings and profits. Assuming that the Company is a USRPHC (see “—Dispositions of Shares of Common Stock of the Company”) we must withhold 10% of any distribution that exceeds the Company’s current and accumulated earnings and profits. Consequently, although we intend to withhold at a rate of 30% on the entire amount of any distribution, to the extent that we do not do so, we will withhold at a rate of 10% on any portion of a distribution not subject to withholding at a rate of 30%.

Dispositions of Shares of Common Stock of the Company

Non-U.S. stockholders could incur tax under FIRPTA with respect to gain realized upon a disposition of shares of common stock of the Company if the Company is a USRPHC during a specified testing period. If at least 50% of a U.S. corporation’s assets are USRPIs, then the U.S. corporation will be a USRPHC. Assuming ESH REIT is a USRPHC, the Company anticipates that it will be a USRPHC as a result of holding 100% of the Class A Shares of ESH REIT. If the common stock of the Company is regularly traded on an established securities market, an exception to the tax under FIRPTA may be available. Under this exception, the gain from such a sale by such a non-U.S. stockholder will not be subject to tax under FIRPTA if:

•	common stock of the Company is treated as being regularly traded under applicable Treasury Regulations on an established securities market; and

•	the non-U.S. stockholder owned, actually or constructively, 5% or less of shares of common stock of the Company at all times during a specified testing period.

While there is no direct authority addressing whether a component of a paired interest will be considered to be traded on an established securities market by virtue of the paired interest being considered to be traded on an established securities market, we intend to take the position that the common stock of the Company will be regularly traded on an established securities market in the United States following this offering.

If the gain on the sale of shares of common stock of the Company were taxed under FIRPTA, in whole or in part, a non-U.S. stockholder would be taxed on that gain in the same manner as U.S. stockholders, subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals. Furthermore, a non-U.S. stockholder generally will incur tax on gain not subject to FIRPTA if:

•

the gain is effectively connected with the non-U.S. stockholder’s U.S. trade or business, in which case the non-U.S. stockholder will be subject to the same treatment as U.S. stockholders with respect to such gain; or

•

the non-U.S. stockholder is a nonresident alien individual who was present in the U.S. for 183 days or more during the taxable year and has a “tax home” in the United States, in which case the non-U.S. stockholder will incur a 30% tax on his or her capital gains.

Information Reporting Requirements and Withholding

Distributions paid by the Company may be subject to information reporting and withholding. See the section above entitled “Taxation of Holders of Shares with Respect to ESH REIT Shares—Non-U.S. Stockholders—Information Reporting Requirements and Withholding” for a discussion of these rules.

Additional Considerations for Holders of Shares

Foreign Accounts

Withholding taxes may be imposed on certain types of payments made to “foreign financial institutions” and certain other non-U.S. entities under certain circumstances. More specifically, the failure to comply with additional certification, information reporting and other specified requirements could result in withholding tax being imposed on payments of dividends and sales proceeds to U.S. stockholders (as defined above) who own

Shares through foreign accounts or foreign intermediaries and to certain non-U.S. stockholders. The 30% withholding tax, pursuant to Treasury Regulations and IRS guidance, is generally imposed on payments occurring after June 30, 2014 with respect to dividends, and after December 31, 2016, with respect to gross proceeds from the sale or other disposition of, Shares paid to a foreign financial institution or to a foreign entity other than a financial institution, unless (i) the foreign financial institution undertakes certain diligence and reporting obligations or (ii) the foreign entity that is not a financial institution either certifies it does not have any substantial United States owners or furnishes identifying information regarding each substantial United States owner. If the payee is a foreign financial institution, it must enter into an agreement with the U.S. Treasury Department requiring, among other things, that it undertake to identify accounts held by certain United States persons or United States-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to account holders whose actions prevent it from complying with these reporting and other requirements. Prospective investors should consult their tax advisors regarding this legislation.

State, Local and Foreign Taxes

ESH REIT, the Company and holders of Shares may be subject to state, local or foreign taxation in various jurisdictions, including those in which it or they transact business, own property or reside. The state, local or foreign tax treatment of ESH REIT, the Company and holders of Shares may not conform to the U.S. federal income tax treatment discussed above. Any foreign taxes incurred by ESH REIT would not pass through to holders of Shares as a credit against their U.S. federal income tax liability. Prospective stockholders should consult their tax advisors regarding the application and effect of state, local and foreign income and other tax laws on an investment in Shares.

Legislative or Other Actions Affecting REITs

At any time, the U.S. federal income tax laws governing REITs or the administrative interpretations of those laws may be amended. We cannot predict when or if any new U.S. federal income tax law, regulation, or administrative interpretation, or any amendment to any existing U.S. federal income tax law, regulation or administrative interpretation, will be adopted, promulgated or become effective and any such law, regulation, or interpretation may take effect retroactively. ESH REIT and holders of Class B common stock could be adversely affected by any such change in, or any new, U.S. federal income tax law, regulation or administrative interpretation, which could effectively eliminate our structure, and in turn, adversely affect the market price of the Shares.

UNDERWRITING

We are offering the Shares described in this prospectus through a number of underwriters.              are acting as joint book-running managers of the offering and as representatives of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of Shares listed next to its name in the following table:

Name	Number of Shares
Deutsche Bank Securities Inc.
Goldman, Sachs & Co.
J.P. Morgan Securities LLC

Total

The underwriters are committed to purchase all the Shares offered by us if they purchase any Shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the Shares directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $         per Share. Any such dealers may resell Shares to certain other brokers or dealers at a discount of up to $         per Share from the initial public offering price. After the initial public offering of the Shares, the offering price and other selling terms may be changed by the underwriters. Sales of Shares made outside of the United States may be made by affiliates of the underwriters.

The underwriters have an option to buy up to              additional Shares from us to cover sales of Shares by the underwriters which exceed the number of Shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this option to purchase additional shares. If any Shares are purchased with this option to purchase additional shares, the underwriters will purchase Shares in approximately the same proportion as shown in the table above. If any additional Shares are purchased, the underwriters will offer the additional Shares on the same terms as those on which the Shares are being offered.

The underwriting fee is equal to the public offering price per Share less the amount paid by the underwriters to us per Share. The underwriting fee is $         per Share. The following table shows the per Share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional Shares. The offering of the Shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

	Without exercise of option to purchase additional shares	With full exercise of option to purchase additional shares
Per Share	$	$
Total	$	$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $        .

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of Shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed that we will not, with limited exceptions, (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any Shares or equity interests of the Company or ESH REIT or securities convertible into or exchangeable or exercisable for any Shares or equity interests of the Company or ESH REIT, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any Shares or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of Shares or such other securities, in cash or otherwise), in each case without the prior written consent of              for a period of 180 days after the date of this prospectus, other than the Shares to be sold hereunder and any Shares upon the exercise of options granted under our existing management incentive plans. Notwithstanding the foregoing, if (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to the company occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event

Our directors and executive officers, and certain of our significant shareholders have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, with limited exceptions, for a period of 180 days after the date of this prospectus, may not, without the prior written consent of             , (1) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any Shares or equity interests of the Company or ESH REIT or any securities convertible into or exercisable or exchangeable for our Shares or equity interests of the Company or ESH REIT (including, without limitation, Shares or such other securities which may be deemed to be beneficially owned by such directors, executive officers, managers and members in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant) or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Shares or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Shares or such other securities, in cash or otherwise, or (3) make any demand for or exercise any right with respect to the registration of any Shares or any security convertible into or exercisable or exchangeable for Shares. Notwithstanding the foregoing, if (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to the company occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

We will apply to have the Shares approved for listing/quotation on the NYSE under the symbol “        ”.

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling Shares in the open market for the purpose of preventing or retarding a decline in the market price of the Shares while this offering is in progress. These stabilizing transactions may include making short sales of the Shares, which involves the sale by the underwriters of a greater number of

Shares than they are required to purchase in this offering, and purchasing Shares on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing Shares in the open market. In making this determination, the underwriters will consider, among other things, the price of Shares available for purchase in the open market compared to the price at which the underwriters may purchase Shares through the option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Shares in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase Shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act of 1933, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the Shares, including the imposition of penalty bids. This means that if the representatives of the underwriters purchases Shares in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those Shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the Shares or preventing or retarding a decline in the market price of the Shares, and, as a result, the price of the Shares may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the NYSE, in the over-the-counter market or otherwise.

Prior to this offering, there has been no public market for the Shares. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

•	other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for the Shares, or that the Shares will trade in the public market at or above the initial public offering price.

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling with Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The securities are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), from and including the date on which the European Union Prospectus Directive (the “EU Prospectus Directive”) was implemented in that Relevant Member State (the “Relevant Implementation Date”) an offer of securities described in this prospectus may not be made to the public in that Relevant Member State prior to the publication of a prospectus in relation to the Shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the EU Prospectus Directive, except that, with effect from and including the Relevant Implementation Date, an offer of securities described in this prospectus may be made to the public in that Relevant Member State at any time:

•	to any legal entity which is a qualified investor as defined under the EU Prospectus Directive;

•

to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the EU Prospectus Directive); or

•

in any other circumstances falling within Article 3(2) of the EU Prospectus Directive, provided that no such offer of securities described in this prospectus shall result in a requirement for the publication by us of a prospectus pursuant to Article 3 of the EU Prospectus Directive.

For the purposes of this provision, the expression an “offer of securities to the public” in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the same may be varied in that Member State by any measure implementing the EU Prospectus Directive in that Member State. The expression “EU Prospectus Directive” means Directive 2003/71/EC (and any amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in each Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each Initial Purchaser has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Shares may not be circulated or distributed, nor may the Shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the Shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

The Shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the Shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to Shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Certain of the underwriters and their affiliates have provided in the past to us, the Sponsors and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us, the Sponsors and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In particular, affiliates of Deutsche Bank Securities Inc., Goldman, Sachs & Co. and J.P. Morgan Securities LLC are part of a syndicate of lenders who have entered into agreements with certain of our subsidiaries providing for mortgage and mezzanine loans. Affiliates of Deutsche Bank Securities Inc., Goldman, Sachs & Co. and J.P. Morgan Securities LLC are also lenders and syndication or administrative agents under ESH REIT’s Revolving Credit Facility, for which affiliates of Deutsche Bank Securities Inc., Goldman, Sachs & Co. and J.P. Morgan Securities LLC acted as joint lead arrangers and bookrunners.

In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of their customers, and hold on behalf of themselves or their customers, long or short positions in our securities or loans, and may do so in the future.

LEGAL MATTERS

The validity of the Shares offered by this prospectus and certain U.S. federal income tax matters will be passed upon for us by Fried, Frank, Harris, Shriver & Jacobson LLP, New York, New York. Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York, is acting as counsel to the underwriters.

EXPERTS

The balance sheet of Extended Stay America Inc. as of July 9, 2013 included in this prospectus has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein, and is included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated and combined financial statements of ESH Hospitality LLC and subsidiaries and ESH Hospitality Strategies LLC and subsidiaries as of December 31, 2012 and 2011, for each of the two years in the period ended December 31, 2012, and for the period from October 8, 2010 (commencement of operations) to December 31, 2010, and the consolidated financial statements of Homestead Village LLC and subsidiaries for the period from January 1, 2010 to October 7, 2010, and the related financial statement schedule, included in this prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein, which report expresses an unqualified opinion on the financial statements and financial statement schedule and includes an explanatory paragraph referring to the filing, by Homestead Village LLC and most of its subsidiaries, for reorganization under Chapter 11 of the United States Bankruptcy Code on June 15, 2009, and the sale of substantially all of its businesses and operations on October 8, 2010 to new owners. Such financial statements and financial statement schedule have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of ESH Hospitality LLC and subsidiaries as of December 31, 2012 and 2011, for each of the two years in the period ended December 31, 2012, and for the period from October 8, 2010 (commencement of operations) to December 31, 2010, and the combined financial statements of ESH REIT Predecessor for the period from January 1, 2010 to October 7, 2010, and the related financial statement schedule, included in this prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein, which report expresses an unqualified opinion on the financial statements and financial statement schedule and includes explanatory paragraphs referring to the fact that ESH REIT Predecessor was not a legal entity, but rather a combination of certain assets and operating companies owned by Homestead Village LLC, and related to the filing, by Homestead Village LLC and most of its subsidiaries, for reorganization under Chapter 11 of the United States Bankruptcy Code on June 15, 2009, and the sale of substantially all of its businesses and operations on October 8, 2010 to new owners. Such financial statements and financial statement schedule have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

The issuers have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the Shares. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information with respect to the issuers and the Shares, we refer you to the registration statement and the exhibits and schedules filed as a part of the registration statement. If we have made references in this prospectus to any contracts, agreements or other documents and also filed any of those contracts, agreements or other documents as exhibits to the registration statement, you should read the relevant exhibit for a more complete understanding of the document or the matter involved.

As a result of this offering, the issuers will become subject to the information and reporting requirements of the Exchange Act, as amended, and, in accordance therewith, will jointly file periodic reports, proxy statements and other information with the SEC. The issuers will jointly file annual, quarterly and special reports and other information with the SEC. The issuers filings with the SEC will be available to the public on the SEC’s website at www.sec.gov. Those filings will also be available to the public free of charge on our corporate website under the heading “Investor Relations” at www.extendedstayamerica.com. The information contained on our corporate website or any other website that we may maintain, as well as future filings with the SEC, are not and will not be part of this prospectus, any prospectus supplement or the registration statement of which this prospectus is a part. You may also read and copy, at SEC prescribed rates, any document the issuers file with the SEC, including the registration statement (and its exhibits) of which this prospectus is a part, at the SEC’s Public Reference Room located at 100 F Street, N.E., Washington, D.C. 20549. You can call the SEC at 1-800-SEC-0330 to obtain information on the operation of the Public Reference Room.

INDEX TO FINANCIAL STATEMENTS

Page Number
EXTENDED STAY AMERICA, INC. BALANCE SHEET
Report of Independent Registered Public Accounting Firm	F-4
Balance Sheet as of July 9, 2013	F-5
Notes to Balance Sheet	F-6
ESH HOSPITALITY LLC AND SUBSIDIARIES AND ESH HOSPITALITY STRATEGIES LLC AND SUBSIDIARIES CONDENSED CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (UNAUDITED)
Condensed Consolidated and Combined Balance Sheets as of June 30, 2013 and December 31, 2012	F-8
Condensed Consolidated and Combined Statements of Operations for the Six Months ended June 30, 2013 and 2012	F-9
Condensed Consolidated and Combined Statements of Comprehensive Income for the Six Months ended June 30, 2013 and 2012	F-10
Condensed Consolidated and Combined Statement of Changes in Combined Equity for the Six Months ended June 30, 2013	F-11
Condensed Consolidated and Combined Statements of Cash Flows for the Six Months ended June 30, 2013 and 2012	F-12
Notes to Condensed Consolidated and Combined Financial Statements	F-13
ESH HOSPITALITY LLC AND SUBSIDIARIES AND ESH HOSPITALITY STRATEGIES LLC AND SUBSIDIARIES (COLLECTIVELY, “SUCCESSOR”) AND HOMESTEAD VILLAGE LLC (“PREDECESSOR”) CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
Report of Independent Registered Public Accounting Firm	F-26
Consolidated and Combined Balance Sheets as of December 31, 2012 and 2011	F-27

Consolidated and Combined Statements of Operations for the Years ended December  31, 2012 and 2011, the Period from October 8, 2010 through December 31, 2010 and the Period from January 1, 2010 through October 7, 2010

F-28

Consolidated and Combined Statements of Comprehensive Income (Loss) for the Years ended December  31, 2012 and 2011, the Period from October 8, 2010 through December 31, 2010 and the Period from January 1, 2010 through October 7, 2010

F-29
Consolidated and Combined Statements of Changes in Combined Equity for the Years ended December 31, 2012 and 2011 and the Period from October 8, 2010 through December 31, 2010	F-30
Combined Statements of Changes in Combined Equity for the Period from January 1, 2010 through October 7, 2010	F-31

Consolidated and Combined Statements of Cash Flows for the Years ended December  31, 2012 and 2011, the Period from October 8, 2010 through December 31, 2010 and the Period from January 1, 2010 through October 7, 2010

F-32
Notes to Consolidated and Combined Financial Statements	F-34
ESH HOSPITALITY LLC AND SUBSIDIARIES CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
Condensed Consolidated Balance Sheets as of June 30, 2013 and December 31, 2012	F-67
Condensed Consolidated Statements of Operations for the Six Months ended June 30, 2013 and 2012	F-68
Condensed Consolidated Statements of Comprehensive Income for the Six Months ended June 30, 2013 and 2012	F-69
Condensed Consolidated Statement of Changes in Equity for the Six Months ended June 30, 2013	F-70

Page Number
Condensed Consolidated Statements of Cash Flows for the Six Months ended June 30, 2013 and 2012	F-71
Notes to Condensed Consolidated Financial Statements	F-72
ESH HOSPITALITY LLC AND SUBSIDIARIES (“SUCCESSOR”) AND ESH REIT PREDECESSOR (“PREDECESSOR”) CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
Report of Independent Registered Public Accounting Firm	F-84
Consolidated Balance Sheets as of December 31, 2012 and 2011	F-85

Consolidated and Combined Statements of Operations for the Years ended December  31, 2012 and 2011, the Period from October 8, 2010 through December 31, 2010 and the Period from January 1, 2010 through October 7, 2010

F-86

Consolidated and Combined Statements of Comprehensive Income (Loss) for the Years ended December  31, 2012 and 2011, the Period from October 8, 2010 through December 31, 2010 and the Period from January 1, 2010 through October 7, 2010

F-87
Consolidated Statements of Changes in Equity for the Years ended December 31, 2012 and 2011 and the Period from October 8, 2010 through December 31, 2010	F-88
Combined Statement of Changes in Equity for the Period from January 1, 2010 through October 7, 2010	F-89

Consolidated and Combined Statements of Cash Flows for the Years ended December  31, 2012 and 2011, the Period from October 8, 2010 through December 31, 2010 and the Period from January 1, 2010 through October 7, 2010

F-90
Notes to Consolidated and Combined Financial Statements	F-92
FINANCIAL STATEMENT SCHEDULES
Schedule III—Real Estate and Accumulated Depreciation	F-124

Extended Stay America, Inc.

Balance Sheet as of

July 9, 2013 and

Report of Independent Registered

Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Extended Stay America Inc.

Charlotte, North Carolina

We have audited the accompanying balance sheet of Extended Stay America Inc. (the “Company”) as of July 9, 2013. This financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such balance sheet presents fairly, in all material respects, the financial position of the Company at July 9, 2013 in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

Charlotte, North Carolina

July 15, 2013

EXTENDED STAY AMERICA, INC.

BALANCE SHEET

AS OF JULY 9, 2013

ASSETS
CASH AND CASH EQUIVALENTS	$—

LIABILITIES AND EQUITY
COMMITMENTS AND CONTINGENCIES

EQUITY:
Common stock, $0.01 par value per share, 400 shares authorized, 3 shares issued and outstanding	—
Preferred stock, $0.01 par value per share, 100 shares authorized, no shares issued and outstanding	—
Additional paid-in capital	—

TOTAL EQUITY	$—

See accompanying notes to balance sheet.

EXTENDED STAY AMERICA, INC.

NOTES TO BALANCE SHEET AS OF JULY 9, 2013

1.	ORGANIZATION AND BASIS OF PRESENTATION

Extended Stay America, Inc. (the “Company”) was incorporated in the state of Delaware on July 8, 2013, and capitalized with the issuance of three shares of common stock, $0.01 par value, on July 9, 2013. The Company has had no operations since its formation. The Company, along with ESH Hospitality LLC (“ESH REIT”), plans to file a registration statement on Form S-1 with the Securities and Exchange Commission for the purpose of registering common stock with a maximum offering price of no more than $1 billion (“IPO”) which is expected to consist of shares of paired common stock, each comprised of one share of common stock of the Company and one share of Class B common stock of ESH REIT, after ESH REIT converts to a corporation, and such paired shares are to be attached and traded together.

If the IPO is successful and the planned restructuring transactions occur, the Company and its majority-owned subsidiaries, including ESH REIT, will own and operate 682 extended-stay hotels. However, ESH REIT’s Class B common stock will not be owned by the Company and will be attached to and traded together with the common shares of the Company. This interest in ESH REIT’s Class B common stock, which is expected to represent less than 50% of ESH REIT’s outstanding stock, will be reflected as a component of equity in the financial statements and designated as shareholders’ interest in subsidiary. As a result, non-controlling interests associated with common stock of ESH REIT will not be reflected as a reduction of net income available to common shareholders of the Company.

The accompanying balance sheet has been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates—The preparation of the accompanying balance sheet in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the balance sheet. Actual results could differ from those estimates.

Subsequent Events—In connection with the preparation of the accompanying balance sheet as of July 9, 2013, the Company has evaluated events and transactions occurring after July 9, 2013, for potential recognition or disclosure through July 15, 2013, the date that the accompanying balance sheet was available to be issued.

3.	COMMITMENTS AND CONTINGENCIES

Legal Contingencies—The Company is not a party to any litigation or claims, other than routine matters arising in the ordinary course of business, that are incidental to the operation of the business of the Company. The Company believes that the results of all claims and litigation, individually or in the aggregate, will not have a material adverse effect on its business or financial position.

Organizational Costs and Offering Expenses—The Company’s organizational costs and offering expenses, other than selling commissions and underwriter fees, are paid by ESH REIT on its behalf. Organizational costs and offering expenses include all costs other than selling commissions and underwriter fees to be paid by the Company in connection with this offering. As of July 9, 2013, certain organizational costs and offering expenses are not recorded in the accompanying balance sheet because such costs are not a liability of the Company until completion of the initial public offering. When recorded by the Company, organizational expenses will be expensed as incurred, and direct offering expenses will be charged to equity.

4.	EQUITY

On July 9, 2013, the Company issued three shares of common stock, $0.01 par value, each at $25.00 per share. Consideration for each share was a promissory note from the respective stockholder. The promissory notes have been recorded as a reduction to equity in the accompanying balance sheet.

ESH Hospitality LLC and

Subsidiaries and ESH

Hospitality Strategies LLC

and Subsidiaries

Condensed Consolidated and

Combined Financial Statements

as of June 30, 2013 and December 31, 2012,

and for the Six Months Ended

June 30, 2013 and 2012 (Unaudited)

ESH HOSPITALITY LLC AND SUBSIDIARIES AND

ESH HOSPITALITY STRATEGIES LLC AND SUBSIDIARIES

CONDENSED CONSOLIDATED AND COMBINED BALANCE SHEETS

AS OF JUNE 30, 2013 AND DECEMBER 31, 2012

(In thousands)

(Unaudited)

	June 30, 2013	December 31, 2012
ASSETS

PROPERTY AND EQUIPMENT—Net of accumulated depreciation of $354,796 and $275,342	$4,098,140	$4,110,622
RESTRICTED CASH	154,819	61,613
CASH AND CASH EQUIVALENTS	104,973	103,582
INTANGIBLE ASSETS—Net of accumulated amortization of $3,753 and $3,066	33,717	34,404
GOODWILL	55,633	55,633
DEFERRED FINANCING COSTS—Net of accumulated amortization of $7,266 and $1,027	59,651	65,592
ACCOUNTS RECEIVABLE—Net of allowance for doubtful accounts of $1,062 and $975	29,094	18,549
OTHER ASSETS	30,391	41,739

TOTAL ASSETS	$4,566,418	$4,491,734

LIABILITIES AND COMBINED EQUITY

LIABILITIES:
Mortgage loans payable	$2,525,583	$2,525,708
Mezzanine loans payable	1,080,000	1,080,000
Accounts payable and accrued liabilities	146,118	124,362
Deferred tax liability	9,736	8,849

Total liabilities	3,761,437	3,738,919

COMMITMENTS AND CONTINGENCIES (Note 9)

COMBINED MEMBERS’ EQUITY:
Members’ capital—ESH Hospitality LLC	743,397	740,649
Member’s capital—ESH Hospitality Strategies LLC	3,875	3,875
Retained earnings	56,020	5,010
Foreign currency translation	(216)	124

Total combined members’ equity	803,076	749,658
NONCONTROLLING INTERESTS	1,905	3,157

Total combined equity	804,981	752,815

TOTAL LIABILITIES AND COMBINED EQUITY	$4,566,418	$4,491,734

See accompanying notes to unaudited condensed consolidated and combined financial statements.

ESH HOSPITALITY LLC AND SUBSIDIARIES AND

ESH HOSPITALITY STRATEGIES LLC AND SUBSIDIARIES

CONDENSED CONSOLIDATED AND COMBINED STATEMENTS OF OPERATIONS

FOR THE SIX MONTHS ENDED JUNE 30, 2013 AND 2012

(In thousands)

(Unaudited)

	Six Months Ended June 30,
	2013	2012
REVENUES:
Room revenues	$541,577	$466,505
Other hotel revenues	8,265	8,082
Management fees, license fees and other revenues	551	4,947

Total revenues	550,393	479,534

OPERATING EXPENSES:
Hotel operating expenses	263,088	235,468
General and administrative expenses	44,144	44,491
Depreciation and amortization	81,854	59,857
Managed property payroll expenses	380	3,407
Restructuring expenses	605	5,763
Acquisition transaction expenses	110	—
Impairment of long-lived assets	1,388	—

Total operating expenses	391,569	348,986

OTHER INCOME	16	693

INCOME FROM OPERATIONS	158,840	131,241
INTEREST EXPENSE	104,901	105,598
INTEREST INCOME	(60)	(153)

INCOME BEFORE INCOME TAX EXPENSE	53,999	25,796
INCOME TAX EXPENSE	2,543	3,758

NET INCOME	51,456	22,038
NET (INCOME) LOSS ATTRIBUTABLE TO NONCONTROLLING INTERESTS	(438)	234

NET INCOME ATTRIBUTABLE TO CONTROLLING INTERESTS	$51,018	$22,272

See accompanying notes to unaudited condensed consolidated and combined financial statements.

ESH HOSPITALITY LLC AND SUBSIDIARIES AND ESH HOSPITALITY STRATEGIES LLC AND SUBSIDIARIES

CONDENSED CONSOLIDATED AND COMBINED STATEMENTS OF COMPREHENSIVE INCOME FOR THE SIX MONTHS ENDED JUNE 30, 2013 AND 2012

(In thousands)

(Unaudited)

	Six Months Ended June 30,
	2013	2012
NET INCOME	$51,456	$22,038
FOREIGN CURRENCY TRANSLATION	(325)	(62)

COMPREHENSIVE INCOME	51,131	21,976
COMPREHENSIVE (INCOME) LOSS ATTRIBUTABLE TO NONCONTROLLING INTERESTS	(453)	236

COMPREHENSIVE INCOME ATTRIBUTABLE TO CONTROLLING INTERESTS	$50,678	$22,212

See accompanying notes to unaudited condensed consolidated and combined financial statements.

ESH HOSPITALITY LLC AND SUBSIDIARIES AND

ESH HOSPITALITY STRATEGIES LLC AND SUBSIDIARIES

CONDENSED CONSOLIDATED AND COMBINED STATEMENT OF CHANGES IN COMBINED EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2013

(In thousands)

(Unaudited)

	Members’ Capital—ESH Hospitality LLC	Member’s Capital—ESH Hospitality Strategies LLC	Retained Earnings	Foreign Currency Translation	Total Combined Members’ Equity	Noncontrolling Interests	Total Combined Equity
BALANCE—December 31, 2012	$740,649	$3,875	$5,010	$124	$749,658	$3,157	$752,815
Net income	—	—	51,018	—	51,018	438	51,456
Common distributions	—	—	—	—	—	(1,705)	(1,705)
Preferred distributions	—	—	(8)	—	(8)	—	(8)
Equity-based compensation	2,748	—	—	—	2,748	—	2,748
Foreign currency translation adjustment	—	—	—	(340)	(340)	15	(325)

BALANCE—June 30, 2013	$743,397	$3,875	$56,020	$(216)	$803,076	$1,905	$804,981

See accompanying notes to unaudited condensed consolidated and combined financial statements.

ESH HOSPITALITY LLC AND SUBSIDIARIES AND

ESH HOSPITALITY STRATEGIES LLC AND SUBSIDIARIES

CONDENSED CONSOLIDATED AND COMBINED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2013 AND 2012

(In thousands)

(Unaudited)

	Six Months Ended June 30,
	2013	2012
OPERATING ACTIVITIES:
Net income	$51,456	$22,038
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	81,167	59,170
Amortization of deferred financing costs	6,239	5,368
Amortization of intangible assets	687	687
Amortization, net, of above-and below-market ground leases	(68)	(68)
Loss on disposal of property and equipment	710	169
Impairment of long-lived assets	1,388	—
Equity-based compensation	2,748	3,626
Deferred income tax expense	887	1,861
Changes in assets and liabilities:
Accounts receivable, net	(10,571)	(6,891)
Other assets	3,659	385
Accounts payable and accrued liabilities	28,855	1,851

Net cash provided by operating activities	167,157	88,196

INVESTING ACTIVITIES:
Purchases of property and equipment	(78,602)	(103,154)
Proceeds from insurance recoveries	669	—
Decrease in cash collateral from insurance reserves	7,849	—
(Increase) decrease in restricted cash	(93,235)	5,816

Net cash used in investing activities	(163,319)	(97,338)

FINANCING ACTIVITIES:
Principal payments on mortgage loans	(125)	(11,931)
Payment of deferred financing costs	(298)	—
Preferred distributions	(8)	(8)
Distributions to noncontrolling interests	(1,705)	—
Contributions from noncontrolling interests	—	75

Net cash used in financing activities	(2,136)	(11,864)

CHANGES IN CASH AND CASH EQUIVALENTS DUE TO CHANGES IN FOREIGN CURRENCY EXCHANGE RATES	(311)	(62)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	1,391	(21,068)
CASH AND CASH EQUIVALENTS—Beginning of period	103,582	98,584

CASH AND CASH EQUIVALENTS—End of period	$104,973	$77,516

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash payments for interest	$87,473	$100,231

Income tax payments—net of refunds of $489 and $57	$732	$10,753

NONCASH INVESTING ACTIVITY:
Capital expenditures included in accounts payable and accrued liabilities	$6,801	$9,533

See accompanying notes to unaudited condensed consolidated and combined financial statements.

ESH HOSPITALITY LLC AND SUBSIDIARIES AND

ESH HOSPITALITY STRATEGIES LLC AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

AS OF JUNE 30, 2013 AND DECEMBER 31, 2012, AND FOR THE SIX MONTHS ENDED

JUNE 30, 2013 AND 2012

(UNAUDITED)

1.	BUSINESS, ORGANIZATION AND BASIS OF CONSOLIDATION AND COMBINATION

ESH Hospitality LLC (“ESH REIT”), a Delaware limited liability company, is a hotel owner of 682 extended-stay hotels. ESH REIT is directly owned by ESH Hospitality Holdings LLC (“Holdings”), a Delaware limited liability company, whose members are investment funds sponsored and managed by Centerbridge Partners L.P., Paulson & Co. Inc., and The Blackstone Group L.P. and their affiliates (collectively, the “Sponsors”).

ESH Hospitality Strategies LLC (“ESH Strategies,” and together with ESH REIT, the “Company”), a Delaware limited liability company, owns and licenses the brand names under which ESH REIT’s hotels operate. ESH Strategies is directly owned by ESH Hospitality Strategies Holdings LLC (“Strategies Holdings”), a Delaware limited liability company, whose members are substantially the same investment funds as those owning Holdings.

As of June 30, 2013 and December 31, 2012, ESH REIT owned 679 hotel properties in operation in 44 U.S. states consisting of approximately 75,400 rooms and three hotels in operation in Canada consisting of approximately 500 rooms. The hotels are operated under the brand names “Extended Stay America,” “Homestead Studio Suites,” “Extended Stay Deluxe,” “Studio Plus,” “Crossland,” “Extended Stay” and “Extended Stay Hotels.” The brand names are owned by a subsidiary of ESH Strategies that licenses the brand names to ESH REIT’s operating subsidiaries.

The Company has contracted with HVM L.L.C. (“HVM”), a separate, independently owned hotel management and administrative services company, to manage the hotels and provide certain other administrative services. HVM is indirectly owned by individuals who are each active in the business of HVM and is managed by an entity indirectly owned by employees of the Sponsors.

The accompanying unaudited condensed consolidated and combined financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), and include the financial position, results of operations, comprehensive income, changes in equity and cash flows of ESH REIT and its subsidiaries; ESH Strategies and its subsidiaries; and HVM, a variable interest entity (see Note 8), and its subsidiary. Equity interests in HVM are reflected as noncontrolling interests in the accompanying unaudited condensed consolidated and combined financial statements. All intercompany accounts and transactions have been eliminated.

ESH REIT and ESH Strategies are entities under common ownership of substantially the same investment funds of the Sponsors and common management. The Company and the Sponsors plan to reorganize and combine these entities in order to affect an initial public offering. It is expected that ESH REIT and ESH Strategies will become a consolidated group by the time of the closing of the initial public offering. Since the transaction, which will result in the entities becoming a consolidated group, will be accounted for at historical cost basis, the financial information of ESH Strategies has been combined with that of ESH REIT in the accompanying condensed consolidated and combined financial statements.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Interim Presentation—Certain information and footnote disclosures normally included in financial statements presented in accordance with U.S. GAAP have been condensed or omitted in the accompanying unaudited condensed consolidated and combined financial statements. The Company believes the disclosures made are adequate to prevent the information presented from being misleading. However, the unaudited condensed consolidated and combined financial statements should be read in conjunction with the audited consolidated and combined financial statements as of and for the year ended December 31, 2012 included elsewhere in this prospectus.

The accompanying unaudited condensed consolidated and combined financial statements reflect all adjustments (consisting only of normal and recurring items) necessary to present fairly the Company’s financial position as of June 30, 2013, the results of the Company’s operations and comprehensive income for the six months ended June 30, 2013 and 2012, changes in equity for the six months ended June 30, 2013, and the cash flows for the six months ended June 30, 2013 and 2012. Interim results are not necessarily indicative of full year performance because of the impact of seasonal and short-term variations, including the impact of our hotel reinvestment program.

Use of Estimates—The preparation of the accompanying unaudited condensed consolidated and combined financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Management used significant estimates to determine the allocation of purchase price to acquired assets in 2012 (see Note 3). Significant estimates also include the estimated useful lives of tangible assets as well as the assessment of tangible and intangible assets, including goodwill, for impairment, estimated liabilities for insurance reserves, and the grant-date fair value per Profit Unit (as defined in Note 11) related to equity-based compensation. Actual results could differ from those estimates.

Restricted Cash—Restricted cash consists of amounts held in cash management accounts and in escrows for the payment of hotel occupancy/sales taxes, property taxes and insurance, capital improvements, ground leases, operating expenses (including management fees and reimbursements), and mortgage and mezzanine debt service, all as required by ESH REIT’s mortgage and mezzanine loan agreements (see Note 6).

Property and Equipment—Property and equipment additions are recorded at cost. Major improvements that extend the life or utility of property or equipment are capitalized and depreciated over a period equal to the shorter of the estimated useful life of the improvement or the remaining estimated useful life of the asset. Ordinary repairs and maintenance are charged to expense as incurred. Depreciation and amortization are recorded on a straight-line basis over estimated useful lives, which range from 1 year to 49 years.

Management assesses whether there has been impairment of the value of property and equipment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of property and equipment is measured by a comparison of the carrying amount of a hotel property to the estimated future undiscounted cash flows expected to be generated by the hotel property. Impairment is recognized when estimated future undiscounted cash flows, including proceeds from disposition, are less than the carrying value of the hotel property. The estimation of future undiscounted cash flows is inherently uncertain and relies upon assumptions regarding current and future economic and market conditions. If such conditions change, then an impairment charge to reduce the carrying value of the hotel property could occur in a future period in which conditions change.

To the extent that a hotel property is impaired, the excess carrying amount of the hotel property over its estimated fair value is charged to operating earnings. Fair value is determined based upon the discounted cash flows of the hotel property, quoted market prices, or independent appraisals, as considered necessary. The Company recognized impairment charges related to property and equipment of approximately $1.4 million and $0 for the six months ended June 30, 2013 and 2012, respectively (see Note 4).

Variable Interest Entity—The Company holds a variable interest in HVM (see Notes 1 and 8). The Company’s maximum exposure to loss as a result of its involvement with HVM is related to the need to secure alternative hotel management services and systems support if HVM were ever unable to fulfill its obligations under its management agreements with the Company. The assets of HVM cannot be used to settle obligations of the Company and the Company’s assets cannot be used to settle obligations of HVM. For the six months ended June 30, 2013 and 2012, the Company represents approximately 99.5% and 97.1%, respectively, of the business conducted by HVM. The Company has concluded that it is the primary beneficiary of HVM and, as a result, has consolidated the financial position, results of operations, comprehensive income, and cash flows of HVM with the Company. Since the Company has no equity interest in HVM, the results of operations and members’ capital of HVM are reported as noncontrolling interests in the accompanying unaudited condensed consolidated and combined financial statements.

HVM provides hotel management and administrative services, including the supervision, direction, and control of the operations, management, and promotion of the hotel properties in a manner associated with extended-stay hotels of similar size, type, or usage in similar locations. See summarized financial information of HVM in Note 8.

Segments—The Company’s hotel operations represent a single operating segment based on the way the Company manages its business. The Company’s hotels provide similar services, use similar processes to sell those services and sell their services to similar classes of customers. The amounts of long-lived assets and net sales outside the U.S. were not significant for any of the periods presented.

Subsequent Events—In connection with the preparation of the accompanying unaudited condensed consolidated and combined financial statements, the Company has evaluated events and transactions occurring after June 30, 2013, for potential recognition or disclosure through August 23, 2013, the date that the accompanying unaudited condensed consolidated and combined financial statements were available to be issued.

Recently Issued Accounting Standards

Income Taxes—In July 2013, the FASB issued an accounting standards update, which provides explicit guidance on the financial statement presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss or a tax credit carryforward exists. This updated accounting standard is effective for fiscal and interim reporting periods beginning after December 15, 2013 and should be applied prospectively to all unrecognized tax benefits that exist at the effective date, and retrospective application is permitted. The Company is currently evaluating the impact of adopting the updated accounting standard, but it does not expect the adoption to have a material effect on the Company’s consolidated and combined financial statements.

Cumulative Translation Adjustment—In March 2013, the FASB issued an accounting standards update that indicates when the cumulative translation adjustment (“CTA”) related to an entity’s investment in a foreign entity should be released to earnings. The CTA should be released when an entity sells a foreign subsidiary or a group of net assets within a foreign entity and the sale represents the substantially complete liquidation of the investment in a foreign entity. The CTA should also be released when an entity no longer has a controlling financial interest in an investment in a foreign entity. This updated accounting standard is effective for fiscal and interim reporting periods beginning after December 15, 2013, and shall be applied prospectively. The Company is currently evaluating the impact of adopting the updated accounting standard, but it does not expect the adoption to have a material effect on the Company’s consolidated and combined financial statements.

Other Comprehensive Income—In February 2013, the FASB issued guidance requiring companies to present either in a single note or parenthetically on the face of the financial statements the effect of significant amounts reclassified from each component of comprehensive income based on its source and the income statement line items affected by the reclassification. This guidance is effective for fiscal and interim reporting periods beginning after December 15, 2012. The adoption of this guidance did not have a material effect on the Company’s accompanying unaudited condensed consolidated and combined financial statements.

3.	ACQUISITION

On December 13, 2012, the Company acquired the assets and assumed the liabilities of 17 hotels from HFI Acquisitions Company LLC (“HFI”) for cash consideration of approximately $131.8 million. The acquisition was accounted for as a business combination in accordance with FASB Accounting Standards Codification 805, Business Combinations, which requires that the consideration be allocated to the acquired assets and assumed liabilities based on their acquisition date fair values.

The consideration transferred to acquire these 17 hotels, which HVM previously managed, and the purchase price allocation among the assets acquired and liabilities assumed is as follows (in thousands):

	Amount	Estimated Useful Life
Land and site improvements	$61,686	5–11 years
Building and improvements	59,547	19–40 years
Furniture, fixtures, and equipment	10,598	3–10 years
Other assets and liabilities—net	(41)

Total purchase price	$131,790

The following table sets forth our room revenues, other hotel revenues, hotel operating expenses, depreciation and amortization, interest expense and net income, assuming the 17 HFI hotels had been acquired on January 1, 2012 (in thousands):

	Six Months Ended June 30, 2013	Six Months Ended June 30, 2012
Room revenues	$541,577	$481,892
Other hotel revenues	8,265	8,282
Hotel operating expenses	263,088	242,326
Depreciation and amortization	81,854	62,578
Interest expense	104,901	109,295
Net income	51,456	24,356

These 17 acquired hotels contributed revenues of $15.9 million and income from operations of $8.4 million for the six months ended June 30, 2013, as compared to $0 for the six months ended June 30, 2012.

Professional fees directly related to the acquisition totaled $0.1 million for the six months ended June 30, 2013, and are recorded in acquisition transaction expenses in the accompanying unaudited condensed consolidated and combined statements of operations.

4.	PROPERTY AND EQUIPMENT

Net investment in property and equipment as of June 30, 2013 and December 31, 2012, consists of the following (in thousands):

	June 30, 2013	December 31, 2012
Hotel properties:
Land and site improvements	$1,337,942	$1,325,970
Building and improvements	2,794,735	2,773,117
Furniture, fixtures, and equipment	303,893	271,547

Total hotel properties	4,436,570	4,370,634
HVM furniture, fixtures, and equipment	14,545	13,509
Undeveloped land parcel	1,821	1,821

Total cost	4,452,936	4,385,964

Less accumulated depreciation:
Hotel properties	(344,130)	(265,401)
HVM furniture, fixtures, and equipment	(10,666)	(9,941)

Total accumulated depreciation	(354,796)	(275,342)

Property and equipment—net	$4,098,140	$4,110,622

All of the Company’s hotel properties are pledged as security for the Company’s mortgage loans (see Note 6).

During the six months ended June 30, 2013, the Company, using Level 3 unobservable inputs, recognized an impairment charge of approximately $1.4 million in the accompanying unaudited condensed consolidated and combined statements of operations.

5.	INTANGIBLE ASSETS AND GOODWILL

The Company’s intangible assets and goodwill as of June 30, 2013 and December 31, 2012, consist of the following (in thousands):

		June 30, 2013
	Estimated Useful Life	Gross Carrying Amount	Accumulated Amortization	Net Book Value
Definite-lived intangible assets:
Customer relationships	20 years	$26,800	$(3,660)	$23,140
Customer e-mail database	5 years	170	(93)	77

Total definite-lived intangible assets		26,970	(3,753)	23,217
Indefinite-lived tangible assets:
Trademarks		10,500	—	10,500

Total intangible assets		37,470	(3,753)	33,717
Goodwill		55,633	—	55,633

Total intangible assets and goodwill		$93,103	$(3,753)	$89,350

		December 31, 2012
	Estimated Useful Life	Gross Carrying Amount	Accumulated Amortization	Net Book Value
Definite-lived intangible assets:
Customer relationships	20 years	$26,800	$(2,990)	$23,810
Customer e-mail database	5 years	170	(76)	94

Total definite-lived intangible assets		26,970	(3,066)	23,904
Indefinite-lived tangible assets:
Trademarks		10,500	—	10,500

Total intangible assets		37,470	(3,066)	34,404
Goodwill		55,633	—	55,633

Total intangible assets and goodwill		$93,103	$(3,066)	$90,037

The weighted-average amortization period remaining for definite-lived intangible assets was approximately 17 years as of June 30, 2013. Estimated future amortization expense for intangible assets is as follows (in thousands):

Years Ending December 31
Remainder of 2013	$687
2014	1,374
2015	1,366
2016	1,340
2017	1,340
2018	1,340
Thereafter	15,770

Total	$23,217

6.	DEBT

Summary—ESH REIT’s outstanding debt as of June 30, 2013 and December 31, 2012, is as follows (in thousands):

	June 30, 2013	December 31, 2012
Mortgage loans	$2,525,583	$2,525,708
Mezzanine loans	1,080,000	1,080,000
Revolving credit facility	—	—

Total debt	$3,605,583	$3,605,708

Mortgage and mezzanine loans as of June 30, 2013 and December 31, 2012, consisted of the following (in thousands):

Loan	Amount	Outstanding Principal— June 30, 2013	Outstanding Principal— December 31, 2012	Stated Interest Rate(2)	Interest Rate— June 30, 2013	Interest Rate— December 31, 2012	Maturity Date		Amortization
Mortgage loans:
2012 Mortgage Loan:
Component A	$350,000	$350,000	$350,000	LIBOR(1) + 2.0547%	2.2487%	2.2687%	12/1/2014	(3)	Interest only
Component B	350,000	350,000	350,000	3.4047%	3.4047%	3.4047%	12/1/2017		Interest only
Component C	1,820,000	1,820,000	1,820,000	4.0547%	4.0547%	4.0547%	12/1/2019		Interest only
Assumed Mortgage Loan	6,250	5,583	5,708	Greater of LIBOR(1) + 4.0% or 5.0%	5.00%	5.00%	10/8/2014		Amortizing

Mezzanine loans:
2012 Mezzanine A Loan	500,000	500,000	500,000	8.25%	8.25%	8.25%	12/1/2019		Interest only
2012 Mezzanine B Loan	330,000	330,000	330,000	9.625%	9.625%	9.625%	12/1/2019		Interest only
2012 Mezzanine C Loan	250,000	250,000	250,000	11.50%	11.50%	11.50%	12/1/2019		Interest only

Total		$3,605,583	$3,605,708

(1)	London Interbank Offering Rate.
(2)	The Company is a counterparty to an interest rate cap on one-month LIBOR at 3.0% with a notional amount and maturity date the same as those of 2012 Mortgage Loan Component A.
(3)	The Company has the option to extend the maturity date of Component A of the 2012 Mortgage Loan for up to three consecutive one-year periods.

2012 Mortgage and Mezzanine Loans

The occurrence of a mortgage loan event of default, a mezzanine loan default, a debt yield trigger event (a debt yield, as defined, less than 9.0%), or a guarantor bankruptcy would result in a cash trap event, as defined. During the period of a cash trap event, any excess cash flow, after all monthly requirements are fully funded (including the payment of management fees and operating expenses), would be held by the loan service agent as additional collateral for the 2012 Mortgage Loan. As of June 30, 2013, none of these events had occurred.

All receipts from the 680 mortgaged properties are required to be deposited into a domestic cash management account (“CMA’’) for hotels in the United States and a Canadian CMA for hotels in Canada. Such CMAs are under the control of the loan service agent as specified by the terms of the mortgage loan agreement, mezzanine loan agreements, and cash management agreements. Receipts are allocated to CMA subaccounts for hotel occupancy/goods and services sales taxes, property taxes, insurance, ground leases, operating expenses (including management fees and reimbursements), capital improvements, and mortgage and mezzanine debt service. Funds in excess of a month’s Canadian waterfall requirements are converted to U.S. dollars and transferred to the domestic CMA. Funds in excess of a month’s domestic waterfall requirements are distributed to ESH REIT so long as no cash trap event has occurred.

Revolving Credit Facility

On November 30, 2012, Extended Stay LLC, a subsidiary of ESH REIT, entered into a revolving credit facility of $100.0 million. Extended Stay LLC incurs a fee of 0.5% on the undrawn revolver balance due on the first day of each calendar quarter. The revolving credit facility matures upon the earlier of the consummation of an initial public offering or November 30, 2015. As of June 30, 2013 and December 31, 2012, the outstanding balance drawn on the revolver was $0. As of June 30, 2013 and December 31, 2012, approximately $87.4 million and $100.0 million, respectively, of borrowing capacity was available under the revolving credit facility.

In order to avoid a trigger event, as defined, the revolving credit facility requires a debt yield, as defined, of at least 11.0% and a consolidated leverage ratio, as defined, of no more than 10.0 to 1 (with the requirement decreasing to no more than 9.0 to 1 over the life of the facility). The occurrence of a trigger event requires Extended Stay LLC to repay the outstanding facility balance and restricts its ability to draw additional proceeds. As of June 30, 2013, none of these events had occurred.

Weighted-Average Interest Rate of Debt—As of June 30, 2013 and December 31, 2012, the Company’s weighted-average interest rate on outstanding debt was 5.43%.

Future Maturities of Debt—The future maturities of debt as of June 30, 2013, are as follows (in thousands):

Years Ending December 31
Remainder of 2013	$125
2014	355,458	(1)
2015	—
2016	—
2017	350,000
2018	—
Thereafter	2,900,000

Total	$3,605,583

(1)	The initial maturity date of Component A of the 2012 Mortgage Loan is December 1, 2014, however, the Company has the option to extend the maturity date for up to three consecutive one-year periods.

Fair Value of Debt—As of June 30, 2013 and December 31, 2012, the estimated fair value of ESH REIT’s mortgage and mezzanine loans was approximately $3.6 billion. The estimated fair values of mortgage and mezzanine loans are determined by comparing current borrowing rates and risk spreads offered in the market to the stated interest rates and spreads on ESH REIT’s current mortgage and mezzanine loans, or quoted market prices, when available.

7.	INCOME TAXES

ESH REIT has elected to be taxed and expects to continue to qualify as a REIT under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the “Code”). A REIT is a legal entity that holds real estate assets and is generally not subject to federal and state income taxes. In order to maintain qualification as a REIT, ESH REIT is required to distribute at least 90% of its taxable income, excluding capital gains, to its stockholders each year. In addition, ESH REIT must meet a number of complex organizational and operational requirements. If ESH REIT were to fail to qualify as a REIT in any taxable year, it would be subject to federal income taxes at regular corporate rates (including any applicable alternative minimum tax) and generally would be precluded from qualifying as a REIT for the subsequent four taxable years following the year it lost its REIT qualification. Even in qualifying as a REIT, ESH REIT may be subject to state and local taxes in certain jurisdictions and may be subject to federal income and excise taxes on undistributed income.

ESH Strategies and HVM are limited liability companies and are not subject to federal income taxes. For federal income tax purposes, the operating results of ESH Strategies and HVM are reportable by each entity’s members. Accordingly, federal income taxes have not been recorded in the accompanying unaudited condensed consolidated and combined financial statements for these entities.

The Company recorded a provision for federal, state, and foreign income taxes of $2.5 million for the six months ended June 30, 2013, an effective rate of 4.7%, as compared with income tax expense of $3.8 million for the six months ended June 30, 2012, an effective rate of 14.6%. For the six months ended June 30, 2013 and 2012, the Company’s effective tax rate differed from the federal statutory rate of 35% primarily due to ESH REIT’s status as a REIT under the provisions of the Code.

The Company’s (and predecessor entities’) income tax returns for the years 2009 to present are subject to examination by the Internal Revenue Service and other taxing authorities.

8.	VARIABLE INTEREST ENTITY (HVM)

As discussed in Notes 1 and 2, the financial position, results of operations, comprehensive income (loss) and cash flows of HVM are consolidated in the Company’s accompanying unaudited condensed consolidated and combined financial statements. The unaudited condensed consolidated balance sheets of HVM as of June 30, 2013 and December 31, 2012, are as follows (in thousands):

	June 30, 2013	December 31, 2012
Assets:
Cash and cash equivalents	$5,110	$3,004
Accounts receivable from the Company	35,227	34,277
Accounts receivable from third parties	111	157
Furniture, fixtures, and equipment—net of accumulated depreciation of $10,666 and $9,941	3,879	3,568
Other assets	1,966	6,510

Total assets	$46,293	$47,516

Liabilities and members’ equity:
Accounts payable and accrued liabilities	$44,388	$44,359
Members’ equity	1,905	3,157

Total liabilities and members’ equity	$46,293	$47,516

The unaudited condensed consolidated statements of operations of HVM for the six months ended June 30, 2013 and 2012, are as follows (in thousands):

	Six Months Ended June 30,
	2013	2012
Revenues:
Management fee revenues	$35,335	$48,241
Reimbursement of payroll from managed properties	102,535	101,686

Total revenues	137,870	149,927

Operating expenses:
Hotel operating expenses	—	11,685
General and administrative expenses	32,941	33,907
Restructuring expenses	605	5,763
Managed property payroll expenses	102,535	101,686
Depreciation and amortization	725	563

Total operating expenses	136,806	153,604

Other income	13	6

Net income (loss)	$1,077	$(3,671)

9.	COMMITMENTS AND CONTINGENCIES

Lease Commitments—Rent expense on office and ground leases is recognized on a straight-line basis and was approximately $1.6 and $1.7 million for the six months ended June 30, 2013 and 2012, respectively. Ground lease expense is included in hotel operating expenses and office lease expense is included in general and administrative expenses in the accompanying unaudited condensed consolidated and combined statements of operations.

Other Commitments—The Company has a commitment to make quarterly payments in lieu of taxes to the owner of the land on which one of its properties is located. The initial term of the agreement terminates in 2031. The cost related to this commitment was approximately $0.1 million for both the six months ended June 30, 2013 and 2012, and is included in hotel operating expenses in the accompanying unaudited condensed consolidated and combined statements of operations.

Letters of Credit—As of June 30, 2013, the Company has two outstanding letters of credit that total approximately $12.6 million that are collateralized by its revolving credit facility.

Legal Contingencies—The Company is not a party to any litigation or claims, other than routine matters arising in the ordinary course of business, that are incidental to the operation of the business of the Company. The Company believes that the results of all claims and litigation, individually or in the aggregate, will not have a material adverse effect on its business, consolidated and combined financial position, or consolidated and combined results of operations.

Purchase Commitments—As of June 30, 2013, the Company had purchase commitments related to certain continuing refurbishments to its hotel properties of approximately $12.7 million.

10.	RESTRUCTURING

During the six months ended June 30, 2013, the Company and HVM initiated an operations restructuring which changed certain aspects of its property staffing model. In 2011, the Company and HVM initiated a corporate restructuring that included, among other things, the relocation of the corporate headquarters to Charlotte, North Carolina. The corporate relocation was completed during the first half of 2012.

Restructuring expenses incurred during the six months ended June 30, 2013 and 2012, were approximately $0.6 million and $5.8 million, respectively, and consisted of the following (in thousands):

	Six Months Ended June 30,
	2013	2012
Personnel relocation, recruitment and separation payments	$605	$3,744
Executive separation payments	—	2,019

Total restructuring expenses	$605	$5,763

Amounts accrued and paid related to the restructuring programs during the six months ended June 30, 2013, are summarized as follows (in thousands):

Six Months Ended June 30,
2013
Balance—beginning of period	$213
Expense incurred	605
Cash payments	(668)

Balance—end of period	$150

As of June 30, 2013, amounts accrued are included in accounts payable and accrued liabilities on the accompanying unaudited condensed consolidated and combined balance sheet.

11.	EQUITY-BASED COMPENSATION

Holdings and Strategies Holdings transfer from time to time restricted limited liability interests in each entity (“Class B” and “Class C” units, collectively “Profit Units”) to HVM for grants to key HVM employees or to members of their boards of managers as compensation. The Company measures equity-based compensation for these limited liability interests based on their grant-date fair values. The cost is recognized on a straight-line basis over the requisite service period of each grant, considered to be four years.

Total equity-based compensation recognized during the six months ended June 30, 2013 and 2012, was approximately $2.7 million and $3.6 million, respectively. For the six months ended June 30, 2013 and 2012, approximately $2.7 million and $1.6 million, respectively, of equity-based compensation expense, is included in general and administrative expenses in the accompanying unaudited condensed consolidated and combined statements of operations. For the six months ended June 30, 2012, approximately $2.0 million of equity-based compensation expense is included in restructuring expenses in the accompanying unaudited condensed consolidated and combined statement of operations, as this expense related to an executive separation payment as a result of the Company’s and HVM’s corporate restructuring (see Note 10).

During the six months ended June 30, 2013 and 2012, the Company granted 170 and 2,150 Profit Units, respectively.

Profit Unit activity during the six months ended June 30, 2013, was as follows:

	Number of Profit Units	Weighted- Average Grant-Date Fair Value per Profit Unit
Outstanding Profit Units—December 31, 2012	8,425	$3,938
Granted	170	$5,174
Forfeited	(426)	$3,516

Outstanding Profit Units—June 30, 2013	8,169	$3,986

Vested Profit Units—June 30, 2013	3,106	$3,681
Nonvested Profit Units—June 30, 2013	5,063	$4,173

As of June 30, 2013, there was approximately $12.8 million of unrecognized compensation expense related to outstanding Profit Units, which is expected to be recognized subsequent to June 30, 2013, over a weighted-average period of approximately 2.0 years. Further, there is an additional approximately $5.7 million of unrecognized compensation expense which will be recognized upon a change in control, as defined. Total unrecognized compensation expense will be adjusted for future forfeitures.

12.	DEFINED CONTRIBUTION BENEFIT PLAN

HVM has a savings plan that qualifies under Section 401(k) of the Code for all employees meeting the eligibility requirements of the plan. The plan has an employer-matching contribution of 50% of the first 6% of an employee’s contribution, which vests over an employee’s initial five-year service period. The plan also provides for contributions up to 100% of eligible employee pretax salary, subject to the Code’s annual deferral limit of $17,500 and $17,000 during 2013 and 2012, respectively. Employer contributions, net of forfeitures, totaled approximately $0.7 million and $0.5 million for the six months ended June 30, 2013 and 2012, respectively.

13.	SUBSEQUENT EVENT

In July 2013, the Company entered into an agreement to acquire two hotels currently managed by HVM for consideration of $16.5 million, subject to certain adjustments, which is expected to close in early 2014.

ESH Hospitality LLC and

Subsidiaries and ESH Hospitality

Strategies LLC and Subsidiaries

(collectively, “Successor”) and

Homestead Village LLC (“Predecessor”)

Consolidated and Combined Financial

Statements as of December 31, 2012 and 2011,

and for the Years Ended December 31, 2012

and 2011, for the Period from October 8, 2010

to December 31, 2010 and for the Period from

January 1, 2010 to October 7, 2010, and Report of

Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Extended Stay America, Inc.

Charlotte, North Carolina

We have audited the accompanying consolidated and combined balance sheets of ESH Hospitality LLC and subsidiaries and ESH Hospitality Strategies LLC and subsidiaries (collectively, the “Company”) as of December 31, 2012 and 2011, and the related consolidated and combined statements of operations, comprehensive income (loss), changes in combined equity, and cash flows for each of the two years in the period ended December 31, 2012, and for the period from October 8, 2010 (commencement of operations) to December 31, 2010, and the related consolidated statements of operations, comprehensive income (loss), changes in equity, and cash flows of Homestead Village LLC and subsidiaries (the “Predecessor”) for the period from January 1, 2010 to October 7, 2010. Our audit also included the financial statement schedule listed in the Index at Item 16. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated and combined financial statements present fairly, in all material respects, the financial position of ESH Hospitality LLC and subsidiaries and ESH Hospitality Strategies LLC and subsidiaries as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2012, and for the period from October 8, 2010 (commencement of operations) to December 31, 2010, and the results of operations and cash flows of Homestead Village LLC and subsidiaries for the period from January 1, 2010 to October 7, 2010, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated and combined financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 1 to the consolidated and combined financial statements, the Predecessor and most of its subsidiaries (collectively, the “Debtors”) filed for reorganization under Chapter 11 of the United States Bankruptcy Code on June 15, 2009. On July 20, 2010, the United States Bankruptcy Court entered its order confirming the Debtors’ Fifth Amended Plan of Reorganization, resulting in the sale of substantially all of its businesses and operations on October 8, 2010 to new owners, and the emergence of the Debtors from bankruptcy protection at that time. The principal terms of the Debtors’ approved Fifth Amended Plan of Reorganization are described more fully in Note 2 to the consolidated and combined financial statements.

/s/ Deloitte & Touche LLP

Charlotte, North Carolina

July 15, 2013

ESH HOSPITALITY LLC AND SUBSIDIARIES AND

ESH HOSPITALITY STRATEGIES LLC AND SUBSIDIARIES (COLLECTIVELY, “SUCCESSOR”)

CONSOLIDATED AND COMBINED BALANCE SHEETS

AS OF DECEMBER 31, 2012 AND 2011

(In thousands)

	Successor
	December 31, 2012	December 31, 2011
ASSETS
PROPERTY AND EQUIPMENT—Net of accumulated depreciation of $275,342 and $152,203	$4,110,622	$3,844,132
RESTRICTED CASH	61,613	236,743
CASH AND CASH EQUIVALENTS	103,582	98,584
INTANGIBLE ASSETS—Net of accumulated amortization of $3,066 and $1,692	34,404	35,778
GOODWILL	55,633	55,633
DEFERRED FINANCING COSTS—Net of accumulated amortization of $1,027 and $12,791	65,592	44,338
ACCOUNTS RECEIVABLE—Net of allowance for doubtful accounts of $975 and $594	18,549	14,945
OTHER ASSETS	41,739	27,151

TOTAL ASSETS	$4,491,734	$4,357,304

LIABILITIES AND COMBINED EQUITY
LIABILITIES:
Mortgage loans payable	$2,525,708	$1,980,219
Mezzanine loans payable	1,080,000	700,000
Accounts payable and accrued liabilities	124,362	119,253
Deferred tax liability	8,849	6,462

Total liabilities	3,738,919	2,805,934

COMMITMENTS AND CONTINGENCIES (Note 13)
COMBINED MEMBERS’ EQUITY:
Members’ capital—ESH Hospitality LLC	740,649	1,541,808
Member’s capital—ESH Hospitality Strategies LLC	3,875	10,621
Retained earnings (accumulated deficit)	5,010	(3,026)
Foreign currency translation	124	42

Total combined members’ equity	749,658	1,549,445
NONCONTROLLING INTERESTS	3,157	1,925

Total combined equity	752,815	1,551,370

TOTAL LIABILITIES AND COMBINED EQUITY	$4,491,734	$4,357,304

See accompanying notes to consolidated and combined financial statements.

ESH HOSPITALITY LLC AND SUBSIDIARIES AND ESH

HOSPITALITY STRATEGIES LLC AND SUBSIDIARIES

(COLLECTIVELY, “SUCCESSOR”) AND HOMESTEAD VILLAGE

LLC (“PREDECESSOR”)

CONSOLIDATED AND COMBINED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011 AND THE PERIOD FROM OCTOBER 8, 2010 THROUGH DECEMBER 31, 2010 AND THE PERIOD FROM JANUARY 1, 2010 THROUGH OCTOBER 7, 2010

(In thousands)

	Successor			Predecessor
	Year ended December 31, 2012	Year ended December 31, 2011	Period from October 8, 2010 through December 31, 2010	Period from January 1, 2010 through October 7, 2010
REVENUES:
Room revenues	$984,273	$912,988	$188,702	$659,919
Other hotel revenues	16,898	18,693	4,131	13,223
Management fees, license fees and other revenues	10,291	11,047	2,576	7,432

Total revenues	1,011,462	942,728	195,409	680,574

OPERATING EXPENSES:
Hotel operating expenses	493,635	463,369	101,823	351,322
General and administrative expenses	88,543	75,041	17,589	66,945
Depreciation and amortization	129,938	120,438	26,955	290,643
Managed property payroll expenses	6,600	6,409	1,488	4,771
Restructuring expenses	5,763	10,491	—	—
Acquisition transaction expenses	1,675	593	21,521	—
Impairment of long-lived assets	1,420	—	—	44,605
Office building operating expenses	—	1,010	217	757

Total operating expenses	727,574	677,351	169,593	759,043
OTHER INCOME	384	232	148	1,306

INCOME (LOSS) FROM OPERATIONS	284,272	265,609	25,964	(77,163)
INTEREST EXPENSE	257,656	212,474	49,598	—
ADEQUATE PROTECTION PAYMENTS IN LIEU OF INTEREST	—	—	—	167,024
INTEREST INCOME	(307)	(550)	(69)	(45)

INCOME (LOSS) BEFORE REORGANIZATION GAIN AND INCOME TAXES	26,923	53,685	(23,565)	(244,142)
REORGANIZATION GAIN—Net	—	—	—	3,430,528

INCOME (LOSS) BEFORE INCOME TAX EXPENSE (BENEFIT)	26,923	53,685	(23,565)	3,186,386
INCOME TAX EXPENSE (BENEFIT)	4,642	7,050	(1,495)	(120,454)

NET INCOME (LOSS)	22,281	46,635	(22,070)	3,306,840
NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	(1,549)	(1,062)	(449)	(1,517,271)

NET INCOME (LOSS) ATTRIBUTABLE TO CONTROLLING INTERESTS	$20,732	$45,573	$(22,519)	$1,789,569

See accompanying notes to consolidated and combined financial statements.

ESH HOSPITALITY LLC AND SUBSIDIARIES AND ESH HOSPITALITY STRATEGIES LLC

AND SUBSIDIARIES (COLLECTIVELY, “SUCCESSOR”) AND HOMESTEAD VILLAGE LLC

(“PREDECESSOR”)

CONSOLIDATED AND COMBINED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011, THE PERIOD FROM OCTOBER 8, 2010 THROUGH DECEMBER 31, 2010 AND THE PERIOD FROM JANUARY 1, 2010 THROUGH OCTOBER 7, 2010

(In thousands)

	Successor			Predecessor
	Year ended December 31, 2012	Year ended December 31, 2011	Period from October 8, 2010 through December 31, 2010	Period from January 1, 2010 through October 7, 2010
NET INCOME (LOSS)	$22,281	$46,635	$(22,070)	$3,306,840
FOREIGN CURRENCY TRANSLATION	87	71	—	—

COMPREHENSIVE INCOME (LOSS)	22,368	46,706	(22,070)	3,306,840
COMPREHENSIVE INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	(1,554)	(1,091)	(449)	(1,517,271)

COMPREHENSIVE INCOME (LOSS) ATTRIBUTABLE TO CONTROLLING INTERESTS	$20,814	$45,615	$(22,519)	$1,789,569

See accompanying notes to consolidated and combined financial statements.

ESH HOSPITALITY LLC AND SUBSIDIARIES AND

ESH HOSPITALITY STRATEGIES LLC AND SUBSIDIARIES (COLLECTIVELY, “SUCCESSOR”)

CONSOLIDATED AND COMBINED STATEMENTS OF CHANGES IN COMBINED EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011 AND THE PERIOD FROM OCTOBER 8, 2010 THROUGH DECEMBER 31, 2010

(In thousands)

	Members’ Capital—ESH Hospitality LLC	Member’s Capital—ESH Hospitality Strategies LLC	Retained Earnings (Accumulated Deficit)	Foreign Currency Translation	Total Combined Members’ Equity	Noncontrolling Interests	Total Combined Equity
BEGINNING BALANCE—October 8, 2010	$—	$—	$—	$—	$—	$—	$—
Issuance of capital	1,536,715	10,621	—	—	1,547,336	1,986	1,549,322
Net (loss) income	—	—	(22,519)	—	(22,519)	449	(22,070)
Equity-based compensation	—	—	—	—	—	290	290

BALANCE—December 31, 2010	1,536,715	10,621	(22,519)	—	1,524,817	2,725	1,527,542
Net income	—	—	45,573	—	45,573	1,062	46,635
Issuance of preferred units	73	—	—	—	73	—	73
Common distributions	—	—	(26,064)	—	(26,064)	—	(26,064)
Preferred distributions	—	—	(16)	—	(16)	—	(16)
Equity-based compensation	5,020	—	—	—	5,020	(290)	4,730
Other	—	—	—	—	—	(1,601)	(1,601)
Foreign currency translation adjustment	—	—	—	42	42	29	71

BALANCE—December 31, 2011	1,541,808	10,621	(3,026)	42	1,549,445	1,925	1,551,370
Net income	—	—	20,732	—	20,732	1,549	22,281
Common distributions	(813,512)	(6,746)	(12,680)	—	(832,938)	(397)	(833,335)
Preferred distributions	—	—	(16)	—	(16)	—	(16)
Member contributions	5,925	—	—	—	5,925	75	6,000
Equity-based compensation	6,428	—	—	—	6,428	—	6,428
Foreign currency translation adjustment	—	—	—	82	82	5	87

BALANCE—December 31, 2012	$740,649	$3,875	$5,010	$124	$749,658	$3,157	$752,815

See accompanying notes to consolidated and combined financial statements.

HOMESTEAD VILLAGE LLC (“PREDECESSOR”)

COMBINED STATEMENT OF CHANGES IN EQUITY

FOR THE PERIOD FROM JANUARY 1, 2010 THROUGH OCTOBER 7, 2010

(In thousands)

	Capital	(Accumulated Deficit) Retained Earnings	Total Owners’ (Deficit) Equity	Noncontrolling Interests	Total Combined (Deficit) Equity
BALANCE—January 1, 2010	$325,481	$(928,651)	$(603,170)	$(1,327,110)	$(1,930,280)
Net income	—	1,789,569	1,789,569	1,517,271	3,306,840
Distributions	—	—	—	(1,633)	(1,633)

BALANCE—October 7, 2010	$325,481	$860,918	$1,186,399	$188,528	$1,374,927

See accompanying notes to consolidated and combined financial statements.

ESH HOSPITALITY LLC AND SUBSIDIARIES AND

ESH HOSPITALITY STRATEGIES LLC AND SUBSIDIARIES

(COLLECTIVELY, “SUCCESSOR”) AND HOMESTEAD VILLAGE LLC (“PREDECESSOR”)

CONSOLIDATED AND COMBINED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011,

THE PERIOD FROM OCTOBER 8, 2010 THROUGH DECEMBER 31, 2010 AND

THE PERIOD FROM JANUARY 1, 2010 THROUGH OCTOBER 7, 2010

(In thousands)

	Successor			Predecessor
	Year ended December 31, 2012	Year ended December 31, 2011	Period from October 8, 2010 through December 31, 2010	Period from January 1, 2010 through October 7, 2010
OPERATING ACTIVITIES:
Net income (loss)	$22,281	$46,635	$(22,070)	$3,306,840
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	128,564	119,064	26,637	289,766
Amortization and write-off of deferred financing costs	45,365	10,428	2,363	—
Amortization of intangible assets	1,374	1,374	318	868
Amortization of above- and below-market ground leases	(136)	(111)	(25)	9
Loss on disposal of property and equipment	3,499	643	—	5,141
Loss on sale of office building	—	1,553	—	—
Impairment of long-lived assets	1,420	—	—	44,605
Equity-based compensation	6,428	4,730	290	—
Deferred income tax expense (benefit)	2,387	(2,499)	(2,063)	(120,994)
Reorganization gain, net	—	—	—	(3,430,528)
Changes in assets and liabilities:
Accounts receivable, net	(2,879)	(1,901)	2,959	(3,474)
Other assets	(5,098)	725	15,103	2,293
Accounts payable and accrued liabilities	(2,095)	(36)	(7,924)	27,376
Accrued adequate protection payments in lieu of interest	—	—	—	7,537

Net cash provided by operating activities before reorganization items	201,110	180,605	15,588	129,439
Cash effect of reorganization items	—	—	—	(22,816)

Net cash provided by operating activities	201,110	180,605	15,588	106,623

INVESTING ACTIVITIES:
Purchases of property and equipment	(271,464)	(106,064)	(11,583)	(38,034)
Acquisition of hotels, property, and equipment — net of cash acquired	(128,299)	—	(3,653,195)	—
Decrease (increase) in restricted cash	175,167	16,469	(239,780)	(3,691)
Proceeds from insurance recoveries	754	—	—	—
Proceeds from sale of office building	—	11,586	—	—
Proceeds from litigation settlement	—	26,994	—	—
Decrease (increase) in cash collateral for insurance reserves	—	7,626	(15,475)	—

Net cash used in investing activities	(223,842)	(43,389)	(3,920,033)	(41,725)

FINANCING ACTIVITIES:
Proceeds from mortgage loans	2,520,000	—	2,000,000	—
Principal payments on mortgage loans	(1,974,511)	(24,067)	(1,964)
Proceeds from mezzanine loans	1,080,000	—	700,000	—
Principal payments on mezzanine loans	(700,000)	—	—	—
Payment of deferred financing costs	(64,619)	—	(57,129)	—
Issuance of preferred units — net of issuance costs	—	73	—	—
Preferred distributions	(16)	(16)	—	—
Common distributions	(832,938)	(26,064)	—	—
Contributions	—	—	1,273,600	—
Contributions from noncontrolling interests	75	—	—	—
Distributions to noncontrolling interests	(397)	—	—	(1,633)

Net cash provided by (used in) financing activities	27,594	(50,074)	3,914,507	(1,633)

(Continued)

ESH HOSPITALITY LLC AND SUBSIDIARIES AND ESH

HOSPITALITY STRATEGIES LLC AND SUBSIDIARIES

(COLLECTIVELY, “SUCCESSOR”) AND HOMESTEAD VILLAGE

LLC (“PREDECESSOR”)

CONSOLIDATED AND COMBINED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011, THE PERIOD FROM OCTOBER 8, 2010 THROUGH DECEMBER 31, 2010 AND THE PERIOD FROM JANUARY 1, 2010 THROUGH OCTOBER 7, 2010

(In thousands)

	Successor			Predecessor
	Year ended December 31, 2012	Year ended December 31, 2011	Period from October 8, 2010 through December 31, 2010	Period from January 1, 2010 through October 7, 2010
CHANGES IN CASH AND CASH EQUIVALENTS DUE TO CHANGES IN FOREIGN CURRENCY EXCHANGE RATES	$136	$71	$—	$—

NET INCREASE IN CASH AND CASH EQUIVALENTS	4,998	87,213	10,062	63,265
CASH AND CASH EQUIVALENTS—Beginning of period	98,584	11,371	1,309	79,457

CASH AND CASH EQUIVALENTS—End of period	$103,582	$98,584	$11,371	$142,722

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash payments for adequate protection payments and interest, excluding prepayment and other penalties	$196,350	$219,239	$30,017	$159,482

Cash payments for reorganization items—professional fees	—	—	—	22,816

Income tax payments—net of refunds of $66, $118, $15 and $53	$11,349	$1,161	$73	$1,755

NONCASH INVESTING AND FINANCING ACTIVITIES:
Contribution of Sponsors’ interests in former mortgage debt of acquired entities	$—	$—	$273,736	$—

Capital expenditures included in accounts payable and accrued liabilities	$13,625	$13,867	$3,652	$5,169

Acquisition of hotels, property, and equipment, paid by Sponsors on behalf of ESH Hospitality LLC	$3,925	$—	$—	$—

Payment of deferred financing costs, paid by Sponsors on behalf of ESH Hospitality LLC	$2,000	$—	$—	$—

See accompanying notes to consolidated and combined financial statements. (Concluded)

ESH HOSPITALITY LLC AND SUBSIDIARIES AND ESH HOSPITALITY STRATEGIES LLC AND SUBSIDIARIES (COLLECTIVELY, “SUCCESSOR”) AND HOMESTEAD VILLAGE LLC (“PREDECESSOR”)

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011, THE PERIOD FROM OCTOBER 8, 2010 THROUGH DECEMBER 31, 2010 AND THE PERIOD FROM JANUARY 1, 2010 THROUGH OCTOBER 7, 2010

1.	BUSINESS, ORGANIZATION AND BASIS OF CONSOLIDATION AND COMBINATION

ESH Hospitality LLC (“ESH REIT”), a Delaware limited liability company, is a hotel owner of 682 extended-stay hotels. ESH REIT is directly owned by ESH Hospitality Holdings LLC (“Holdings”), a Delaware limited liability company, whose members are investment funds sponsored and managed by Centerbridge Partners L.P., Paulson & Co. Inc., and The Blackstone Group L.P. and their affiliates (collectively, the “Sponsors”).

ESH Hospitality Strategies LLC (“ESH Strategies,” and together with ESH REIT, the “Company” or the “Successor”), a Delaware limited liability company, owns and licenses the brand names under which ESH REIT’s hotels operate. ESH Strategies is directly owned by ESH Hospitality Strategies Holdings LLC (“Strategies Holdings”), a Delaware limited liability company, whose members are substantially the same investment funds as those owning Holdings.

As of December 31, 2012 and 2011, ESH REIT owned 679 and 662 hotel properties, respectively, in operation in 44 U.S. states, consisting of approximately 75,400 and 73,200 rooms, respectively, and three hotels in operation in Canada, consisting of approximately 500 rooms. The hotels are operated under the brand names “Extended Stay America,” “Homestead Studio Suites,” “Extended Stay Deluxe,” “Studio Plus,” “Crossland,” “Extended Stay” and “Extended Stay Hotels.” The brand names are owned by a subsidiary of ESH Strategies that licenses the brand names to ESH REIT’s operating subsidiaries (see Note 12).

The Company has contracted with HVM L.L.C. (“HVM”), a separate, independently owned hotel management and administrative services company, to manage the hotels and provide certain other administrative services. HVM is indirectly owned by individuals who are each active in the business of HVM and is managed by an entity indirectly owned by employees of the Sponsors.

Homestead Village LLC (“Homestead Village” or the “Predecessor”), a Delaware limited liability company, was a hotel owner and operator of 662 hotel properties in 44 U.S. states, consisting of approximately 73,200 rooms and three hotels in operation in Canada, consisting of approximately 500 rooms. The hotels were operated under the brand names “Extended Stay America,” “Homestead Studio Suites,” “Extended Stay Deluxe,” “Studio Plus,” “Crossland,” “Extended Stay” and “Extended Stay Hotels.” The hotels operated under brand names that were owned by Homestead Village and its subsidiaries. Homestead Village contracted with HVM to manage the hotels and provide certain other administrative services.

On June 15, 2009, Homestead Village and 69 of its subsidiaries filed voluntary petitions for relief under the provisions of Chapter 11 of Title 11 of the United States Bankruptcy Code (the “Bankruptcy Code”) in the United States Bankruptcy Court (the “Court”). On February 18, 2010, five additional voluntary petitions for relief under the provisions of Chapter 11 of Title 11 of the Bankruptcy Code were filed in the Court by subsidiaries of Homestead Village (collectively, the 75 entity filers are referred to herein as the “Debtors”). The reorganization cases were jointly administered as “In re: Extended Stay Inc., et al” Case No. 09-13764 (JMP).” The Debtors continued to operate their businesses as debtors-in-possession under the jurisdiction of the Court and in accordance with the applicable provisions of the Bankruptcy Code and orders of the Court. HVM did not file for bankruptcy.

The Debtors filed their Fifth Amended Plan of Reorganization (“Reorganization Plan” or “Plan of Reorganization”) on June 8, 2010. On July 20, 2010, the Court entered its order confirming the Debtors’ proposed Fifth Amended Plan of Reorganization Plan. Under the Plan of Reorganization, 74 of the 75 Debtors emerged from bankruptcy protection on October 8, 2010 (the “Acquisition Date”) upon sale of substantially all of Homestead Village’s businesses, assets and operations to the Company.
On the Acquisition Date, the Company completed the acquisition of the 665 hotels directly and indirectly owned by the 74 Debtors which were auctioned by the former debtors of Homestead Village. As a result of the emergence from bankruptcy and the related equity infusion, the majority of Homestead Village changed ownership, which triggered the application of acquisition accounting, in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 805, Business Combinations, to the acquired assets and liabilities. Therefore, the consolidated and combined financial statements of the Successor and the Predecessor are not comparable due to the fair value allocations associated with the acquisition (see Note 5).

The accompanying consolidated and combined financial statements of the Company (subsequent to the Acquisition Date) and the consolidated financial statements of the Predecessor (prior to the Acquisition Date) have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The period from October 8, 2010 through December 31, 2010 is referred to as the “2010 Successor Period” and the period from January 1, 2010 through October 7, 2010 is referred to as the “2010 Predecessor Period.”

ESH REIT and ESH Strategies are entities under common ownership of substantially the same investment funds of the Sponsors and common management. The Company and the Sponsors plan to reorganize and combine these entities in order to affect an initial public offering. It is expected that ESH REIT and ESH Strategies will become a consolidated group by the time of the closing of the initial public offering. Since the transaction, which will result in the entities becoming a consolidated group, will be accounted for at historical cost basis, the financial information of ESH Strategies has been combined with that of ESH REIT in the accompanying consolidated and combined financial statements.

Equity interests in HVM are reflected as noncontrolling interests in the accompanying consolidated and combined financial statements (see Note 11). All intercompany accounts and transactions have been eliminated.

2.	PROCEEDINGS UNDER THE BANKRUPTCY CODE AND THE REORGANIZATION

On June 15, 2009, the Debtors obtained Court approval to set a claim bar date of January 15, 2010 as the last day for filing proofs of claim in the Chapter 11 cases against the 70 Debtors that filed their Chapter 11 cases. The 70 Debtors subsequently provided notice of the bar date to creditors. The 70 Debtors received approximately 1,900 claims as of the bar date aggregating approximately $9.4 billion (excluding any unliquidated and contingent amounts). The five debtors received three de minimis claims as of the claims bar date of August 17, 2010, all of which were subsequently disallowed (excluding any unliquidated amounts).

An Unsecured Creditors Committee (“UCC”) was appointed by the Court to represent the interests of persons with unsecured claims against the Debtors. Additionally, a Special Servicer, as provided for under the Debtors’ $4.1 billion mortgage loan documents, was appointed to oversee the interests of the securitization trust holding the $4.1 billion mortgage loan of certain of the Debtors. Under the Bankruptcy Code, unless creditors agree otherwise and subject to applicable objections, pre-petition liabilities and post-petition liabilities must be satisfied in full before equity investors receive any distribution or retain any property under a plan of reorganization.

The Plan of Reorganization—The Predecessor incurred significant costs and recognized significant gains associated with its reorganization and the discharge of certain liabilities in connection with the Plan of Reorganization.

Within the consolidated statement of operations for the 2010 Predecessor Period, a gain, net of expenses, was recognized as a direct result of the Plan of Reorganization and is summarized as follows (in thousands):

Professional fees(1)	$(54,505)
Funding to Litigation Trust(2)	(5,000)
Gain on discharge of pre-petition liabilities and other, net:(3)
Discharge of mezzanine loans and accrued interest	3,304,631
Partial discharge of mortgage loans	179,294
Partial discharge of subordinated notes	5,748
Partial discharge of unsecured general obligations	360

Reorganization gain, net	$3,430,528

(1)	Professional fees include financial and legal services directly associated with the bankruptcy filing and reorganization process.
(2)	The Litigation Trust includes funds that were set aside under the Plan of Reorganization to address certain legal claims.
(3)	Gain on discharge of pre-petition liabilities and other, net resulted primarily from the difference between the amount of pre-petition liabilities recorded on the Predecessor’s books and confirmed amounts payable for such claims under the Plan of Reorganization.

Key elements of the Predecessor’s Plan of Reorganization confirmed by the Court on July 20, 2010 included:

•

Sale, on the Acquisition Date, of substantially all of the assets of the Debtors for approximately $4.0 billion, the proceeds of which were used to fund the Mortgage Indemnification Fund and the Litigation Trust in the amount of approximately $20.0 million and $5.0 million, respectively, with the remaining proceeds transferred to the Securitization Trust for the benefit of secured mortgage holders and other obligations of the Debtors. The Mortgage Indemnification Fund was created for the benefit of the mortgage holders with the $20.0 million also transferred to the Securitization Trust, and the Litigation Trust was created for the benefit of unsecured creditors.

•

Surrender of cash collateral of the Debtors on October 8, 2010 in the amount of $127.6 million, of which approximately $65.0 million was used to fund the Administrative and Priority Reserve and approximately $62.6 million was transferred to the Special Servicer to be applied to the mortgage loans and other obligations of the Debtors. The Administrative and Priority Reserve was used to fund professional fees, allowed administrative and priority claims, HVM incentive payments, with any remaining amount, to the extent available, transferred to the Special Servicer for the benefit of the Securitization Trust.

•	Discharge of approximately $3.3 billion of unsecured mezzanine loans including accrued interest.

•	Partial discharge of approximately $179.3 million of the mortgage loans payable.

•	Partial discharge of approximately $5.8 million of subordinated notes, including principal and accrued interest.

•	Partial discharge of approximately $0.4 million of unsecured general obligations of the Debtors.

•	Discharge of a receivable from a former parent company of approximately $19.6 million which was fully reserved by the Predecessor.

•

Discharge of unpaid lease obligations due from certain Extended Stay Inc. (“ESI”) hotel operating subsidiaries to certain ESI hotel owner subsidiaries in the approximate amount of $160.3 million, which was eliminated in consolidation.

•

Discharge of an advance from BHAC Capital IV LLC to an ESI hotel operating subsidiary in the amount of $6.5 million, plus accrued interest of approximately $1.5 million, which was eliminated in consolidation.

•

Discharge of a note receivable and payable between subsidiaries of Predecessor of approximately $81.8 million, plus accrued interest of approximately $1.7 million, which was eliminated in consolidation. No payments on the note were made during 2010.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Reorganization Accounting—ASC 852, Reorganizations, is applicable to companies operating under Chapter 11 of the Bankruptcy Code and generally does not change the manner in which financial statements are prepared. However, it does require that the financial statements for periods subsequent to the filing of the Chapter 11 petition distinguish transactions and events that are directly associated with the reorganization from the ongoing operations of the business.

Revenues, expenses, realized gains and losses, and provisions for losses that can be directly associated with the reorganization and restructuring of the business are required to be reported separately as reorganization items in the statement of operations. The Predecessor ceased the accrual and payment of interest on all unsecured debt obligations because the Bankruptcy Code prohibits the payment of interest on unsecured obligations unless the debtor is solvent. The Court approved adequate protection payments in lieu of interest (calculated using contractual rates of interest) on the secured obligations and such costs are separately classified in the statements of operations and cash flows for the 2010 Predecessor Period.

As discussed in Note 2, “reorganization gain, net” presented in the consolidated statement of operations for the 2010 Predecessor Period reflects the confirmation of the Plan of Reorganization, including (a) the payment of various professional fees, (b) funding the Litigation Trust and (c) gains recognized from the settlement of pre-petition liabilities subject to compromise at amounts confirmed by the Plan of Reorganization.

Use of Estimates—The preparation of the accompanying consolidated and combined financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Management used significant estimates to determine the allocation of purchase price to assets that were acquired in 2012 and 2010 (see Note 5). Significant estimates also include the estimated useful lives of tangible assets as well as the assessment of tangible and intangible assets, including goodwill, for impairment, estimated liabilities for insurance reserves, and the grant-date fair value per Profit Unit (as defined in Note 15) related to equity-based compensation. Actual results could differ from those estimates.

Cash and Cash Equivalents—The Company considers all cash on hand, demand deposits with financial institutions, credit card receivables, and short-term, highly liquid investments with original maturities of three months or less to be cash equivalents. The Company has deposits in excess of $250,000 with financial institutions that are not insured by the Federal Deposit Insurance Corporation. The Company does not believe cash and cash equivalents expose it to significant credit risk.

Accounts Receivable and Allowance for Doubtful Accounts—Provision for doubtful accounts is made when collection of receivables is considered doubtful. Balances are considered past due when payment is not received by the contractual due date. When management determines that receivables are uncollectible, they are written off against the allowance for doubtful accounts.

Restricted Cash—Restricted cash consists of amounts held in cash management accounts and in escrows for the payment of hotel occupancy/sales taxes, property taxes and insurance, capital improvements, ground leases, operating expenses (including management fees and reimbursements), and mortgage and mezzanine debt service, all as required by ESH REIT’s mortgage and mezzanine loan agreements (see Note 8). As of December 31, 2011, restricted cash also included amounts held in a capital reserve escrow for ongoing replacements of furnishings and equipment.

Property and Equipment—Property and equipment additions are recorded at cost. Major improvements that extend the life or utility of property or equipment are capitalized and depreciated over a period equal to the shorter of the estimated useful life of the improvement or the remaining estimated useful life of the asset. Ordinary repairs and maintenance are charged to expense as incurred.

Depreciation and amortization are recorded on a straight-line basis over the following estimated useful lives:

Hotel buildings	20–49 years
Hotel building improvements	3–39 years
Hotel site improvements	2–15 years
Hotel furniture, fixtures, and equipment	1–10 years
Office furniture, fixtures, and equipment	1–7 years

Management assesses whether there has been impairment of the value of property and equipment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of property and equipment is measured by a comparison of the carrying amount of a hotel property to the estimated future undiscounted cash flows expected to be generated by the hotel property. Impairment is recognized when estimated future undiscounted cash flows, including proceeds from disposition, are less than the carrying value of the hotel property. The estimation of future undiscounted cash flows is inherently uncertain and relies upon assumptions regarding current and future economic and market conditions. If such conditions change, then an impairment charge to reduce the carrying value of the hotel property could occur in a future period in which conditions change.

To the extent that a hotel property is impaired, the excess carrying amount of the hotel property over its estimated fair value is charged to operating earnings. Fair value is determined based upon the discounted cash flows of the hotel property, quoted market prices, or independent appraisals, as considered necessary. The Company recognized impairment charges related to property and equipment of approximately $1.4 million, $0, $0 and $10.3 million for the years ended December 31, 2012 and 2011, the 2010 Successor Period and the 2010 Predecessor Period, respectively (see Note 6).

Intangible Assets and Liabilities—Intangible assets and liabilities include trademarks, above-and below-market contracts, corporate customer relationships, and customer databases. Above- and below-market contracts, corporate customer relationships, and customer databases are amortized using the straight-line method over their estimated remaining useful lives, which in the case of contracts is typically the remaining non-cancelable term. Finite-lived intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the intangible asset may not be recoverable. Trademarks are not amortized. Indefinite-lived intangible assets are reviewed for impairment at least annually. At such time their classification as indefinite-lived intangible assets is reassessed.

Effective in the fourth quarter of 2012, the Company adopted accounting guidance in which it first assesses qualitative factors to determine if it is not more likely than not that the fair value of its indefinite-lived intangible assets is less than its carrying amount. No impairment charges related to intangible assets were recognized during the years ended December 31, 2012 or 2011 or the 2010 Successor Period. Impairment charges of $33.5 million related to trademarks and $0.7 million related to beneficial ground leases were recognized during the 2010 Predecessor Period (see Note 7).

Goodwill—Goodwill represents the excess purchase price over the fair value of net assets acquired. The Company tests for impairment at least annually in the fourth quarter. The Company tests for impairment more frequently if events or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. The Company has one operating segment, which is its reporting unit; therefore, management aggregates goodwill associated with all hotels when analyzing for potential impairment.

Effective in the fourth quarter of 2011, the Company adopted accounting guidance in which it first assesses qualitative factors to determine if it is not more likely than not that the fair value of its reporting unit is less than its carrying amount. No impairment charges related to goodwill were recognized during the years ended December 31, 2012 and 2011, the 2010 Successor Period or the 2010 Predecessor Period.

Property Acquisitions—The purchase price of net tangible and identified intangible assets and liabilities are allocated based on their relative fair values on the date of acquisition. The fair value of acquired hotels is determined on an “if-vacant” basis considering a variety of factors, including the physical condition and quality of the hotels, estimated rates, and valuation assumptions consistent with current market conditions. The “if-vacant” fair value is allocated to land and site improvements, building and improvements, and furniture, fixtures, and equipment based on independent appraisals and other relevant market data obtained in connection with the acquisition of the hotels. The results of operations of acquired hotel properties are included in the accompanying consolidated and combined statements of operations since their respective dates of acquisition.

Deferred Financing Costs—Costs incurred in obtaining financing are amortized over the terms of the related loans using the effective interest method. Upon repayment of, or in conjunction with a material change in the terms of, the underlying debt agreement, remaining unamortized costs are charged to earnings. During the year ended December 31, 2012, approximately $34.4 million of unamortized deferred financing costs related to the prepayment of mortgage and mezzanine loans were charged to earnings and are included in interest expense in the accompanying consolidated and combined statement of operations. Amortization of deferred financing costs unrelated to the prepayment of mortgage and mezzanine loans, which is also included in interest expense in the accompanying consolidated and combined statements of operations, was approximately $11.0 million, $10.4 million and $2.4 million for the years ended December 31, 2012 and 2011 and the 2010 Successor Period, respectively. For the 2010 Predecessor Period, the Predecessor did not record amortization of deferred financing costs.

Revenue Recognition—Room revenues and other hotel revenues are recognized when services are provided. Amounts paid in advance by customers are recorded in accounts payable and accrued liabilities in the accompanying consolidated and combined balance sheets. Other hotel revenues primarily consist of revenues derived from guest laundry, pet fees, internet fees, additional housekeeping, telephone, and other miscellaneous fees or services. Occupancy, hotel, and sales taxes collected from customers and remitted to the taxing authorities are excluded from revenues in the accompanying consolidated and combined statements of operations.

Advertising Costs—Advertising costs are expensed as incurred. Internet advertising costs are included in hotel operating expenses and all other advertising costs are included in general and administrative expenses. For the year ended December 31, 2012, advertising costs were $25.2 million, $15.2 million of which are classified in hotel operating expenses and $10.0 million of which are classified in general and administrative expenses. For the year ended December 31, 2011, the 2010 Successor Period and the 2010 Predecessor Period, advertising costs were $7.7 million, $1.4 million and $5.6 million, respectively, and were classified in hotel operating expenses in the accompanying consolidated and combined statement of operations.

Operating Leases—Operating lease expense is recognized on a straight-line basis over the terms of the related leases.

Fair Value of Financial Instruments—U.S. GAAP establishes a three-level valuation hierarchy based upon observable and unobservable inputs for fair value measurement of financial instruments:

Level 1—Observable inputs, such as quoted prices in active markets at the measurement date for identical assets or liabilities

Level 2—Significant inputs that are observable, directly or indirectly, such as other quoted prices in markets that are not active or inputs which are observable, either directly or indirectly, for substantially the full term of the asset or liability

Level 3—Significant unobservable inputs for which there is little to no market data and for which the Company makes its own assumptions about how market participants would price the asset or liability

Fair value is defined as the price that would be received when selling an asset or the price paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). In instances where inputs used to measure fair value fall into different levels of the fair value hierarchy, the level in the fair value hierarchy within which the fair value measurement in its entirety has been determined is based on the lowest-level input significant to the fair value measurement in its entirety. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability.

The Company’s financial instruments consist of cash and cash equivalents, restricted cash, accounts receivable, accounts payable and accrued liabilities, and mortgage and mezzanine loans. The carrying value of cash and cash equivalents, restricted cash, accounts receivable and accounts payable and accrued liabilities are representative of their fair value due to the short-term nature or frequent settlement of these instruments. The fair value of mortgage and mezzanine loans was estimated using Level 3 inputs and was determined by comparing current borrowing rates and risk spreads offered in the market to the stated interest rates and spreads on the Company’s current mortgage and mezzanine loans (see Note 8).

Derivative Instruments—Derivative instruments, including certain derivative instruments embedded in other contracts, are recorded in the accompanying consolidated and combined balance sheets as either assets or liabilities measured at fair value. Changes in fair value are recognized currently in earnings unless specific hedge accounting criteria are met. The Company does not enter into derivative financial instruments for trading or speculative purposes.

Insurance Reserves—The Company utilizes various high-deductible insurance programs for general liability and health insurance claims. During October 2012, the Company entered into a high-deductible insurance program for workers’ compensation claims. Such retained losses require estimates in determining the liability for claims arising under these programs. Workers’ compensation, general liability, and health insurance liabilities are estimated using independent actuarial evaluations based on historical and projected claims and medical cost trends. As of December 31, 2012 and 2011, approximately $13.9 million and $8.4 million, respectively, of liabilities for such high-deductible insurance programs are included in accounts payable and accrued liabilities in the accompanying consolidated and combined balance sheets.

Variable Interest Entity—Each of the Company and the Predecessor holds, or held, a variable interest in HVM, a separate, independently owned hotel management and administrative services company (see Note 11). The Company’s maximum exposure to loss as a result of its involvement with HVM is related to the need to secure alternative hotel management services and systems support if HVM were ever unable to fulfill its obligations under its management agreements with ESH REIT. The assets of HVM cannot be used to settle obligations of the Company and the Company’s assets cannot be used to settle obligations of HVM. For the years ended December 31, 2012 and 2011, the 2010 Successor Period and the 2010 Predecessor Period, the Company or the Predecessor represented approximately 97% of the business conducted by HVM. The Company and the Predecessor have concluded that each is, or was, the primary beneficiary of HVM and, as a result, has consolidated the financial position, results of operations, comprehensive income, and cash flows of HVM. Since the Company and the Predecessor have, or had, no equity interest in HVM, the results of operations and members’ capital of HVM are reported as noncontrolling interests in the accompanying consolidated and combined financial statements.

HVM provides hotel management and administrative services, including the supervision, direction, and control of the operations, management, and promotion of the hotel properties in a manner associated with extended-stay hotels of similar size, type, or usage in similar locations. See summarized financial information of HVM in Note 11.

Income Taxes—ESH REIT has elected to be taxed as and expects to continue to qualify as a REIT under the provisions of the Internal Revenue Code of 1986, as amended (the “Code”). A REIT is generally not subject to federal income tax on its separately filed federal tax return as long as the REIT complies with various requirements to maintain its status, including the distribution of at least 90% of its taxable income, excluding capital gains. The REIT may be subject to certain state and local income taxes where REIT status is not recognized.

Three subsidiaries of ESH REIT elected to be treated as taxable REIT subsidiaries (the “Operating Lessees”). As such, the Operating Lessees are generally subject to federal, state, local, and/or foreign income taxes on their separate tax returns. The Operating Lessees recognize deferred tax assets and liabilities using the asset and liability method, under which deferred tax assets and liabilities are calculated based upon the temporary differences between the financial statement and income tax bases of assets and liabilities using currently enacted tax rates. Valuation allowances are provided if, based upon the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized in future periods. The realization of deferred tax assets is primarily dependent on estimated future taxable income. A change in the estimate of future taxable income may require an addition to, or a reduction of, the valuation allowance.

ESH Strategies is a disregarded entity for federal income tax purposes, and thus its operating results are reportable by the members of their ultimate parent. Income taxes have not been recognized in the accompanying consolidated and combined financial statements for ESH Strategies. ESH Strategies may be subject to state and local taxes in certain jurisdictions.

Homestead Village and several of its subsidiaries are limited liability companies that are generally not subject to federal income taxes and thus its operating results are reportable by the members of their ultimate parent or members. Certain subsidiaries which are taxed as C corporations recognize deferred tax assets and liabilities using the asset and liability method, under which deferred tax assets and liabilities are calculated based upon the temporary differences between the financial statement and income tax bases of assets and liabilities using currently enacted tax rates. Valuation allowances are provided if, based upon the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized in future periods. The realization of deferred tax assets is primarily dependent on estimated future taxable income. A change in the estimate of future taxable income may require an addition to, or a reduction of, the valuation allowance.

Foreign Currency Translation—The financial statements of the Company’s Canadian subsidiaries and its investments therein are maintained in their functional currency, the Canadian dollar (“C$”), and their income and expenses are translated into U.S. dollars using the average exchange rate for the period. The assets and liabilities of the Company’s Canadian investments are translated into U.S. dollars using the exchange rate in effect at the balance sheet date. The resulting translation adjustments are reflected in foreign currency translation in the accompanying consolidated and combined balance sheets. Foreign currency transaction gains and losses are included in the determination of income from operations. Foreign currency transaction losses of $0.1 million, $0.2 million, $10,000, and $8,000 are included in general and administrative expenses in the accompanying consolidated and combined statements of operations for the years ended December 31, 2012 and 2011, the 2010 Successor Period and the 2010 Predecessor Period, respectively.

Comprehensive Income (Loss)—Comprehensive income (loss) includes net income (loss) and other comprehensive income (loss), which consists of foreign currency translation adjustments. Comprehensive income (loss) is presented in the accompanying consolidated and combined statements of comprehensive income (loss), and foreign currency translation is displayed as a separate component of combined equity.

Equity-Based Compensation—The Company grants, at no cost or consideration, restricted limited liability interests in Holdings and Strategies Holdings to key employees of HVM and members of the boards of managers of Holdings and Strategies Holdings as compensation. The Company measures equity-based compensation for these limited liability interests based on their grant-date fair values. That cost is recognized on a straight-line basis over the requisite service period of each grant, considered to be four years.

Segments—The Company’s hotel operations represent a single operating segment based on the way the Company manages its business. The Company’s hotels provide similar services, use similar processes to sell those services and sell their services to similar classes of customers. The amounts of long-lived assets and net sales outside the U.S. are not significant for any of the periods presented.

Subsequent Events—In connection with the preparation of the accompanying consolidated and combined financial statements, the Company has evaluated events and transactions occurring after December 31, 2012, for potential recognition or disclosure through July 15, 2013, the date that the accompanying consolidated and combined financial statements were available to be issued.

Recently Issued Accounting Standards

Cumulative Translation Adjustment—In March 2013, the FASB issued an accounting standards update that indicates when the cumulative translation adjustment (“CTA”) related to an entity’s investment in a foreign entity should be released to earnings. The CTA should be released when an entity sells a foreign subsidiary or a group of net assets within a foreign entity and the sale represents the substantially complete liquidation of the investment in a foreign entity. The CTA should also be released when an entity no longer has a controlling financial interest in an investment in a foreign entity. This updated accounting standard is effective for fiscal and interim reporting periods beginning after December 15, 2013, and shall be applied prospectively. The Company is currently evaluating the impact of adopting the updated accounting standard, but it does not expect the adoption to have a material effect on the Company’s consolidated and combined financial statements.

Other Comprehensive Income—In February 2013, the FASB issued guidance requiring companies to present either in a single note or parenthetically on the face of the financial statements the effect of significant amounts reclassified from each component of comprehensive income based on its source and the income statement line items affected by the reclassification. This guidance is effective for fiscal and interim reporting periods beginning after December 15, 2012. The adoption of this guidance did not have a material effect on the Company’s accompanying consolidated and combined financial statements.

In June 2011, the FASB issued guidance eliminating the option to present components of other comprehensive income as part of the statement of changes in stockholders’ equity. The guidance requires that all nonowner changes in stockholders’ equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The guidance did not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. The Company adopted this new accounting guidance on January 1, 2012, and added an additional financial statement, a consolidated and combined statement of comprehensive income, to display comprehensive income in its consolidated and combined financial statements to comply with this guidance.

Indefinite-lived intangible assets—In July 2012, the FASB issued an accounting standards update that permits an entity to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of an indefinite-lived intangible asset is less than its carrying amount. If, after assessing the totality of events and circumstances, an entity determines it is not more likely than not that the fair value of an indefinite-lived intangible asset is less than its carrying amount, then a quantitative impairment test is not required. Previous guidance required an entity to test an indefinite-lived intangible asset for impairment by first comparing the fair value of the asset with its carrying amount. The Company early adopted this new accounting guidance during the fourth quarter of 2012 and used the qualitative assessment for its impairment analysis for trademarks in 2012. The adoption of this guidance did not have a material impact on the Company’s accompanying consolidated and combined financial statements.

Goodwill—In September 2011, the FASB issued guidance that permits an entity to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, after assessing the totality of events and circumstances, an entity determines it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing the two-step quantitative goodwill impairment test is not required. The Company adopted this accounting guidance during the fourth quarter of 2011 and used the qualitative assessment for its impairment analysis for goodwill in 2012 and 2011. The adoption of this guidance did not have a material impact on the Company’s accompanying consolidated and combined financial statements.

4.	COMBINED FINANCIAL INFORMATION OF ENTITIES IN CHAPTER 11

Since the consolidated financial statements of the Predecessor include entities not in Chapter 11 reorganization proceedings, the following presents combined financial information of the Predecessor’s entities in Chapter 11 reorganization proceedings. The combined financial information has been prepared, in all material respects, on the same basis as the consolidated financial statements of the Predecessor. As of October 7, 2010, the combined balance sheet of the Predecessor’s entities in Chapter 11 is presented as follows (in thousands):

Combined Debtors-in-Possession

Balance Sheet

ASSETS
PROPERTY AND EQUIPMENT—Net of accumulated depreciation of $1,223,951	$6,085,181
RESTRICTED CASH	3,898
CASH AND CASH EQUIVALENTS	139,172
INTANGIBLE ASSETS—Net of accumulated amortization of $2,058	16,073
ACCOUNTS RECEIVABLE—Net of allowance for doubtful accounts of $381	15,997
DEFERRED INCOME TAX ASSET	3,162
OTHER ASSETS	36,092

TOTAL ASSETS	$6,299,575

LIABILITIES AND EQUITY
LIABILITIES:
Accounts payable and accrued liabilities	$122,512
Liabilities confirmed under the Debtors’ Plan of Reorganization:
Mortgages payable	3,929,056
Accrued reorganization items	41,111
Accrued adequate protection payments in lieu of interest	17,422
Accrued occupancy, sales, and use taxes	4,825
Accrued litigation trust	5,000
Subordinated notes	2,803
Pre-petition accounts payable	450

Total liabilities confirmed under the Debtors’ Plan of Reorganization	4,000,667
Deferred tax liability	811,434

Total liabilities	4,934,613
COMMITMENTS AND CONTINGENCIES	—
EQUITY	1,364,962

TOTAL LIABILITIES AND EQUITY	$6,299,575

The combined statement of operations of the Predecessor’s entities in Chapter 11 is presented as follows for the 2010 Predecessor Period (in thousands):

Combined Debtors-in-Possession

Statement of Operations

REVENUES:
Room revenues	$659,447
Other hotel revenues	13,215
License fees and other revenues	1,582

Total revenues	674,244

OPERATING EXPENSES:
Hotel operating expenses	404,631
General and administrative expenses	14,047
Trademark license fees	712
Depreciation and amortization	290,865
Impairment of long-lived assets	43,866
Office building operating expenses	757

Total operating expenses	754,878
OTHER INCOME	1,330

LOSS FROM OPERATIONS	(79,304)
ADEQUATE PROTECTION PAYMENTS IN LIEU OF INTEREST	167,070
INTEREST INCOME	(14)

LOSS BEFORE REORGANIZATION GAIN AND INCOME TAXES	(246,360)
REORGANIZATION GAIN—Net	3,514,750

INCOME BEFORE INCOME TAX BENEFIT	3,268,390

INCOME TAX BENEFIT	(120,454)

NET INCOME	$3,388,844

The combined statement of cash flows of the entities in Chapter 11 is presented as follows for the 2010 Predecessor Period (in thousands):

Combined Debtors-in-Possession

Statement of Cash Flows

OPERATING ACTIVITIES:
Net income	$3,388,844
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	288,969
Amortization of intangible assets	1,887
Amortization of above- and below-market ground leases	9
Loss on disposal of property and equipment	5,141
Impairment of long-lived assets	43,866
Deferred income tax benefit	(120,994)
Reorganization gain, net	(3,514,750)
Change in assets and liabilities:
Accounts receivable	(3,484)
Other assets	2,979
Accounts payable and accrued liabilities	30,125
Accrued adequate protection payments in lieu of interest	7,538

Net cash provided by operating activities before reorganization items	130,130
Cash effect of reorganization items	(22,816)

Net cash provided by operating activities	107,314

INVESTING ACTIVITIES:
Purchases of property and equipment	(38,647)
Increase in restricted cash	(3,691)

Net cash used in investing activities	(42,338)

NET INCREASE IN CASH AND CASH EQUIVALENTS	64,976
CASH AND CASH EQUIVALENTS—Beginning of period	74,196

CASH AND CASH EQUIVALENTS—End of period	$139,172

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash payments for reorganization items—professional fees	$22,816

Cash payments for adequate protection payments and interest	$159,482

Income tax payments—net of refunds of $53	$1,509

Noncash investing activity—capital expenditures included in accounts payable and accrued liabilities	$5,157

5.	ACQUISITIONS

2012 HFI Acquisition—On December 13, 2012, the Company acquired the assets and assumed the liabilities of 17 hotels from HFI Acquisitions Company LLC for cash consideration of approximately $131.8 million. The acquisition was accounted for as a business combination in accordance with ASC 805, Business Combinations, which requires that the consideration be allocated to the acquired assets and assumed liabilities based on their acquisition date fair values.

The consideration transferred to acquire these 17 hotels, which HVM previously managed, and the purchase price allocation among the assets acquired and liabilities assumed is as follows (dollars in thousands):

	Amount	Estimated Useful Life
Land and site improvements	$61,686	5–11 years
Building and improvements	59,547	19–40 years
Furniture, fixtures, and equipment	10,598	3–10 years
Other assets and liabilities—net	(41)

Total purchase price	$131,790

The following table sets forth our room revenues, other hotel revenues, hotel operating expenses and depreciation and amortization, assuming the 17 HFI hotels had been acquired on January 1, 2011 (in thousands):

	Year Ended December 31, 2012	Year Ended December 31, 2011
Room revenues	$1,014,335	$942,069
Other hotel revenues	17,266	19,135
Hotel operating expenses	506,399	476,293
Depreciation and amortization	136,386	127,120
Interest expense	264,691	219,867
Net income	26,816	49,159

These 17 acquired hotels contributed revenues of $1.3 million and income from operations of $0.6 million from December 13, 2012 through December 31, 2012. Legal, professional, and other fees directly related to the acquisition totaled $1.7 million for the year ended December 31, 2012, and are recorded in acquisition transaction expenses in the accompanying consolidated and combined statement of operations.

2010 Acquisition of the Predecessor—On the Acquisition Date, the Company completed the acquisition of the 665 hotels directly and indirectly owned by the 74 Debtors that were auctioned by the former debtors of the Predecessor which were in Chapter 11 reorganization. The acquisition was accounted for as a business combination in accordance with ASC 805, Business Combinations.

The purchase price of approximately $3.9 billion, including assumed liabilities of $114.0 million, was allocated to tangible and intangible assets acquired and liabilities assumed based on their relative fair values. Fair value estimates were based on information obtained from independent appraisals, other market data, information obtained during due diligence, and information related to the operating performance of specific hotels. The total purchase price of the acquisition exceeded the fair value of the acquired assets. As a result, the Company recorded approximately $55.6 million of goodwill. Goodwill arising from the acquisition recognizes, in part, the future earnings ability of the Company. For income tax purposes, goodwill is amortized over 15 years.

Assumed liabilities included working capital liabilities of $107.5 million, existing mortgage debt of $6.3 million, and a capital lease obligation of $0.2 million. The acquisition was financed with the issuance of new mortgage debt of $2.0 billion, new mezzanine loans of $700.0 million, and an equity investment from the Sponsors of approximately $1.5 billion, of which approximately $273.7 million consisted of the Sponsors’ interests in the former mortgage debt of the acquired entities.

The purchase price was allocated among the acquired assets and liabilities as follows (in thousands):

Land and site improvements	$1,242,119
Building and improvements	2,590,560
Furniture, fixtures and equipment	42,161
Intangible assets:
Goodwill	55,633
Trademarks	10,500
Customer relationships	26,800
Other—net	(1,939)
Other assets and liabilities—net	(39,865)

Total purchase price	$3,925,969

Acquisition related expenses—Legal, professional and other fees and costs directly related to the acquisitions described above totaled $1.7 million, $0.6 million and $21.5 million for the years ended December 31, 2012 and 2011, and the 2010 Successor Period, respectively, and are recorded in acquisition transaction expenses in the accompanying consolidated and combined statements of operations.

6.	PROPERTY AND EQUIPMENT

Net investment in property and equipment as of December 31, 2012 and 2011, consists of the following (in thousands):

	2012	2011
Hotel properties:
Land and site improvements	$1,325,970	$1,252,426
Building and improvements	2,773,117	2,629,231
Furniture, fixtures, and equipment	271,547	101,531

Total hotel properties	4,370,634	3,983,188
HVM furniture, fixtures, and equipment	13,509	11,326
Undeveloped land parcel	1,821	1,821

Total cost	4,385,964	3,996,335

Less accumulated depreciation:
Hotel properties	(265,401)	(143,691)
HVM furniture, fixtures, and equipment	(9,941)	(8,512)

Total accumulated depreciation	(275,342)	(152,203)

Property and equipment—net	$4,110,622	$3,844,132

All of the Company’s hotel properties are pledged as security for ESH REIT’s mortgage loans (see Note 8).

During the year ended December 31, 2012, the Company, using Level 3 unobservable inputs, recognized an impairment charge of approximately $1.4 million in the accompanying consolidated and combined statement of operations. During the 2010 Predecessor Period, the Predecessor recognized an impairment charge of approximately $10.3 million.

The Company’s office building was sold to a third party on December 29, 2011, for $12.0 million, resulting in net proceeds of approximately $11.6 million and the recognition of a loss on sale of approximately $1.6 million, which is included in restructuring expenses in the accompanying consolidated and combined statement of operations for the year ended December 31, 2011 (see Note 14).

7.	INTANGIBLE ASSETS AND GOODWILL

The Company’s intangible assets and goodwill as of December 31, 2012 and 2011, consist of the following (dollars in thousands):

	2012
	Estimated Useful Life	Gross Carrying Amount	Accumulated Amortization	Net Book Value
Definite-lived intangible assets:
Customer relationships	20 years	$26,800	$(2,990)	$23,810
Customer email database	5 years	170	(76)	94

Total definite-lived intangible assets		26,970	(3,066)	23,904
Indefinite-lived intangible assets—Trademarks		10,500	—	10,500

Total intangible assets		37,470	(3,066)	34,404
Goodwill		55,633	—	55,633

Total intangible assets and goodwill		$93,103	$(3,066)	$90,037

	2011
	Estimated Useful Life	Gross Carrying Amount	Accumulated Amortization	Net Book Value
Definite-lived intangible assets:
Customer relationships	20 years	$26,800	$(1,650)	$25,150
Customer email database	5 years	170	(42)	128

Total definite-lived intangible assets		26,970	(1,692)	25,278
Indefinite-lived intangible assets—Trademarks		10,500	—	10,500

Total intangible assets		37,470	(1,692)	35,778
Goodwill		55,633	—	55,633

Total intangible assets and goodwill		$93,103	$(1,692)	$91,411

The weighted-average amortization period remaining for definite-lived intangible assets was approximately 18 years as of December 31, 2012. Estimated future amortization expense for intangible assets is as follows (in thousands):

Years Ending
December 31
2013	$1,374
2014	1,374
2015	1,366
2016	1,340
2017	1,340
Thereafter	17,110

Total	$23,904

As the result of its impairment review performed during the 2010 Predecessor Period, the Predecessor recognized an impairment charge of approximately $33.5 million related to its trademarks.

8.	DEBT

Summary—ESH REIT’s outstanding debt as of December 31, 2012 and 2011, is as follows (in thousands):

	2012	2011
Mortgage loans	$2,525,708	$1,980,219
Mezzanine loans	1,080,000	700,000
Revolving credit facility	—	—

Total debt	$3,605,708	$2,680,219

During the years ended December 31, 2012 and 2011, the following transactions occurred (in thousands):

	2012	2011
Debt—beginning of year	$2,680,219	$2,704,286
Additions:
Proceeds from mortgage loans	2,520,000	—
Proceeds from mezzanine loans	1,080,000	—
Deductions:
Payments on mortgage loans	(1,974,511)	(24,067)
Payments on mezzanine loans	(700,000)	—

Debt—end of year	$3,605,708	$2,680,219

Mortgage and mezzanine loans as of December 31, 2012 and 2011, consisted of the following (in thousands):

Loan	Amount	Outstanding Principal— December 31, 2012	Outstanding Principal— December 31, 2011	Stated Interest Rate(2)	Interest Rate— December 31, 2012(4)	Interest Rate— December 31, 2011	Maturity Date		Amortization
Mortgage loans:
2012 Mortgage Loan:
Component A	$350,000	$350,000	$—	LIBOR(1) + 2.0547%	2.2687%	N/A	12/1/2014	(3)	Interest only
Component B	350,000	350,000	—	3.4047%	3.4047%	N/A	12/1/2017		Interest only
Component C	1,820,000	1,820,000	—	4.0547%	4.0547%	N/A	12/1/2019		Interest only
2010 Mortgage Loan	2,000,000	—	1,974,261	6.182%	N/A	6.182%	11/1/2015		Amortizing
				Greater of LIBOR(1) +
Assumed Mortgage Loan	6,250	5,708	5,958	4.0% or 5.0%	5.00%	5.00%	10/8/2014		Amortizing

Mezzanine loans:
2012 Mezzanine A Loan	500,000	500,000	—	8.25%	8.25%	N/A	12/1/2019		Interest only
2012 Mezzanine B Loan	330,000	330,000	—	9.625%	9.625%	N/A	12/1/2019		Interest only
2012 Mezzanine C Loan	250,000	250,000	—	11.50%	11.50%	N/A	12/1/2019		Interest only
2010 Senior Mezzanine Loan	350,000	—	350,000	9.75%	N/A	9.75%	11/1/2015		Interest only
2010 Junior Mezzanine Loan	350,000	—	350,000	12.00%	N/A	12.00%	11/1/2015		Interest only
Total		$3,605,708	$2,680,219

(1)	London Interbank Offering Rate.
(2)	The Company is a counterparty to an interest rate cap on one-month LIBOR at 3.0% with a notional amount and maturity date the same as those of 2012 Mortgage Loan Component A.
(3)	The Company has the option to extend the maturity date of Component A of the 2012 Mortgage Loan for up to three consecutive one-year periods.
(4)	The Company’s weighted-average interest rate at December 31, 2012 is approximately 5.43%.

On November 30, 2012, ESH REIT refinanced its then-outstanding mortgage and mezzanine loans of approximately $2.7 billion. ESH REIT entered into new mortgage and mezzanine loans totaling $3.6 billion and entered into an unsecured revolving credit facility of $100.0 million. ESH REIT used the proceeds from the new mortgage and mezzanine loans to pay the outstanding principal and interest balances on the then-outstanding mortgage and mezzanine loans of approximately $2.7 billion, prepayment penalties and other costs of approximately $10.7 million, deferred financing costs of approximately $64.6 million, establish new escrows of approximately $124.3 million, and distribute approximately $723.2 million to the Sponsors. ESH REIT’s monthly debt service obligation totaled approximately $18.5 million and $16.3 million prior to and subsequent to the debt refinancing, respectively.

ESH REIT incurred approximately $45.1 million of debt extinguishment costs in connection with the debt refinancing, composed of the write-off of unamortized deferred financing costs related to the old mortgage and mezzanine loans of approximately $34.4 million and prepayment penalties and other costs of approximately $10.7 million. The debt extinguishment costs are included as a component of interest expense in the Company’s accompanying consolidated and combined statement of operations for the year ended December 31, 2012.

Mortgage Loans

2012 Mortgage Loan—On November 30, 2012, ESH REIT entered into a $2.52 billion mortgage loan comprised of three components (the “2012 Mortgage Loan”). The 2012 Mortgage Loan requires interest-only payments of approximately $7.8 million due on the first day of each calendar month.

Up to $367.5 million ($52.5 million of Component A, $157.5 million of Component B, and $157.5 million of Component C of the 2012 Mortgage Loan) may be voluntarily prepaid at any time without incurring a prepayment premium or penalty. ESH REIT may prepay Component A for a premium of 3.0% of the amount greater than $52.5 million from July 2, 2013 through January 1, 2014, and 1.0% from January 2, 2014 through July 1, 2014. After July 1, 2014, Component A may be prepaid without incurring a prepayment premium or penalty. Through January 1, 2015, Component B prepayments greater than $157.5 million will incur a yield maintenance premium of the greater of (i) 1.0% of the outstanding principal balance of Component B and (ii) the excess of the sum of the present values of the scheduled payments of interest and principal to be made with respect to the portion of Component B being prepaid, over the principal amount being prepaid. Through January 1, 2016, Component C prepayments greater than $157.5 million will incur a yield maintenance premium of the greater of (i) 1.0% of the outstanding principal balance of Component C and (ii) the excess of the sum of the present values of the scheduled payments of interest and principal to be made with respect to the portion of Component C being prepaid, over the principal amount being prepaid.

Substantially all of ESH REIT’s hotel properties (680 of ESH REIT’s 682 hotel properties) serve as collateral for the 2012 Mortgage Loan. Under certain limited circumstances, losses related to the 2012 Mortgage Loan and costs incurred by the lenders are guaranteed by certain of the Sponsors’ investment funds up to an aggregate liability of $252.0 million.

The occurrence of a mortgage loan event of default, a mezzanine loan default, a debt yield trigger event (a debt yield, as defined, less than 9.0%), or a guarantor bankruptcy triggers a cash trap event, as defined. During the period of a cash trap event, any excess cash flow, after all monthly requirements (including the payment of management fees and operating expenses) are fully funded, is held by the loan service agent as additional collateral for the 2012 Mortgage Loan. As of December 31, 2012, none of these events had occurred.

All receipts from the 680 mortgaged properties are required to be deposited into a domestic cash management account (“CMA”) for hotels in the U.S. and a Canadian CMA for hotels in Canada. Such CMAs are under the control of the loan service agent as specified by the terms of the mortgage loan agreement, mezzanine loan agreements, and cash management agreements. Receipts are allocated to CMA subaccounts for hotel occupancy/goods and services sales taxes, property taxes, insurance, ground leases, operating expenses (including management fees and reimbursements), capital improvements, and mortgage and mezzanine debt service. Funds in excess of a month’s Canadian waterfall requirements are converted to U.S. dollars and transferred to the domestic CMA. Funds in excess of a month’s domestic waterfall requirements are distributed to ESH REIT so long as no cash trap event has occurred. On November 30, 2012, in conjunction with the closing of the 2012 Mortgage Loan, ESH REIT was required to deposit $24.3 million into escrow, which is included in restricted cash on the accompanying consolidated and combined balance sheet as of December 31, 2012. An additional $100.0 million was deposited in escrow, and used in connection with the acquisition of 17 hotels from HFI Acquisitions Company LLC (see Note 5).

2010 Mortgage Loan—On the Acquisition Date, ESH REIT entered into a $2.0 billion mortgage loan secured by 663 hotel properties (the “2010 Mortgage Loan”). The 2010 Mortgage Loan required constant monthly payments of $12.2 million due on the first day of each calendar month, consisting of principal and interest amortization. The 2010 Mortgage Loan was set to mature on November 1, 2015; however, ESH REIT prepaid the mortgage loan on November 30, 2012, without premium or penalty. In addition to the 663 hotel properties, an undeveloped land parcel, trademarks and trademark license agreements owned by ESH Strategies, and the ownership of certain subsidiaries served as collateral for the 2010 Mortgage Loan. Under limited circumstances, losses related to the 2010 Mortgage Loan were guaranteed by certain of the Sponsors’ investment funds up to an aggregate of $200.0 million.

The occurrence of a mortgage loan event of default, a mezzanine loan default, a debt service coverage ratio, as defined, below 1.20, or a bankruptcy or certain other liquidity events of one of the Sponsors’ guarantors would trigger a cash trap event, as defined. During the period of a cash trap event, any excess cash flow, after all monthly requirements (including the payment of management fees and operating expenses) were fully funded, were held by the loan service agent as additional collateral for the 2010 Mortgage Loan. As of the date of the refinancing and December 31, 2011, none of these events had occurred.

All receipts from the 663 mortgaged properties were required to be deposited into a domestic CMA for hotels in the U.S. and a Canadian CMA for hotels in Canada. Such CMAs were under the control of the loan service agent as specified by the terms of the mortgage loan agreement, mezzanine loan agreements, and cash management agreements. Receipts were allocated to CMA subaccounts for hotel occupancy/goods and services sales taxes, property taxes, insurance, ground leases, operating expenses (including management fees and reimbursements), capital improvements, mortgage and mezzanine debt service, and excess operating expenses, if any. Funds in excess of a month’s Canadian waterfall requirements were converted to U.S. dollars and transferred to the domestic CMA. Funds in excess of a month’s domestic waterfall requirements were held by the loan service agent in an account designated as the borrower remainder account.

ESH REIT was permitted to withdraw all funds in the borrower remainder account without limitation on the use of such funds, provided no event of default had occurred and no restricted distribution period, as defined, existed. A restricted distribution period was defined as any period in which the debt service coverage ratio and debt yield, as both terms were defined, were less than 1.75 and 16.0%, respectively, for two consecutive quarters calculated on a trailing 12-month basis. As of December 31, 2011, ESH REIT was in a restricted distribution period as its debt service coverage ratio, as defined, was 1.62 and its debt yield, as defined, was 13.6%. In a restricted distribution period, provided no event of default had occurred, ESH REIT was able to withdraw funds from the borrower remainder account for distributions to preferred interests and REIT owners up to defined individual income tax rate effects, and for uses related to the operation, development, and improvement of the hotel properties, subject to limitations. Upon repayment of the 2010 Mortgage Loan in November 2012, ESH REIT withdrew approximately $126.2 million from the borrower remainder account, $97.1 million of which was ultimately distributed to the Sponsors and $29.1 million of which was used for working capital needs.

Assumed Mortgage Loan—Two of ESH REIT’s hotel properties are subject to a mortgage loan that was assumed on the Acquisition Date when the hotels were acquired (the “Assumed Mortgage Loan”). The Assumed Mortgage Loan is secured by the two hotel properties. Interest is payable monthly on the first day of the calendar month at a rate equal to the greater of (i) the sum of the daily LIBOR plus 4.0%, or (ii) 5.0%. The interest rate on the Assumed Mortgage Loan was 5.0% as of December 31, 2012 and 2011. A monthly principal payment of approximately $21,000 is required. The Assumed Mortgage Loan matures on October 8, 2014, with all remaining unamortized principal and unpaid interest due on that date. The Assumed Mortgage Loan may be prepaid at any time in whole or in part without premium or penalty, subject to certain conditions.

Mezzanine Loans

2012 Mezzanine Loans—On November 30, 2012, ESH REIT entered into three mezzanine loans totaling $1.08 billion (the “2012 Mezzanine Loans”). Interest-only payments for the 2012 Mezzanine Loans total approximately $8.5 million and are due on the first day of each calendar month. Each of the 2012 Mezzanine

Loans are subject to similar CMA requirements and loan covenants generally as described above for the 2012 Mortgage Loan. Investment funds of the Sponsors were the holders of $110.0 million of the 2012 Mezzanine Loans as of December 31, 2012.

Up to $75.0 million of the Mezzanine A loan, $49.5 million of the Mezzanine B loan, and $37.5 million of the Mezzanine C loan may be voluntarily prepaid between December 1, 2012 and June 1, 2013, without prepayment premium or penalty. Up to an aggregate of $125.0 million of the Mezzanine A loan, $82.5 million of the Mezzanine B loan, and $62.5 million of the Mezzanine C loan (collectively the Free Prepayment Amount) may be voluntarily prepaid without incurring prepayment premium or penalty between June 1, 2013 and December 1, 2013. After December 1, 2013, and through June 1, 2014, the prepayment amount exceeding the Free Prepayment Amount will incur a 3.0% prepayment premium. After June 1, 2014, and through December 1, 2014, the prepayment amount exceeding the Free Prepayment Amount will incur a 1.0% prepayment premium. The 2012 Mezzanine Loans may be prepaid in whole or in part after December 1, 2014, without prepayment premium or penalty. Voluntary prepayment of the 2012 Mezzanine Loans may be made without an obligation of the 2012 Mortgage Loan borrowers to make a corresponding prepayment on the 2012 Mortgage Loan. However, prepaying one of the 2012 Mezzanine Loans creates an obligation of the other 2012 Mezzanine Loan borrowers to make corresponding pro rata prepayments on their respective mezzanine loans.

Under certain limited circumstances, losses related to the 2012 Mezzanine Loans and costs incurred by the lenders are guaranteed by certain of the Sponsors’ investment funds up to an aggregate liability of $108.0 million.

2010 Mezzanine Loans—On the Acquisition Date, ESH REIT entered into mezzanine loans totaling $700.0 million, consisting of $350.0 million of senior mezzanine debt which that bore interest at 9.75% and $350.0 million of junior mezzanine debt which that bore interest at 12.0% (the “2010 Mezzanine Loans”). Interest-only payments totaling approximately $6.3 million were due monthly on the first day of each calendar month. The 2010 Mezzanine Loans would have matured on November 1, 2015, with all outstanding principal and unpaid interest due on that date; however, on November 30, 2012, ESH REIT voluntarily prepaid the 2010 Mezzanine Loans and incurred a prepayment premium of $10.5 million. The 2010 Mezzanine Loans were subject to similar CMA requirements and loan covenants generally as described above for the 2010 Mortgage Loan. Investment funds of the Sponsors (other than those invested in Holdings and Strategies Holdings) were the holders of a total of $249.9 million of the 2010 Mezzanine Loans as of December 31, 2011.

ESH Strategies fully guaranteed the junior mezzanine principal and interest and pledged its ownership interests in certain of its subsidiaries as security. Under limited circumstances, losses related to the 2010 Mezzanine Loans were guaranteed by certain of the Sponsors’ investment funds up to an aggregate of $25.0 million.

Revolving Credit Facility

On November 30, 2012, Extended Stay LLC, a subsidiary of ESH REIT, entered into a revolving credit facility of $100.0 million. Extended Stay LLC incurs a fee of 0.5% on the undrawn revolver balance due on the first day of each calendar quarter. The revolving credit facility matures on November 30, 2015. As of December 31, 2012, the outstanding balance drawn on the revolver was $0 and the amount of borrowing capacity available under the revolving credit facility was $100.0 million.

In order to avoid a trigger event, as defined, the revolving credit facility requires a debt yield, as defined, of at least 11.0% and a consolidated leverage ratio, as defined, of no more than 10.0 to 1 (with the requirement decreasing to no more than 9.0 to 1 over the life of the facility). The occurrence of a trigger event requires Extended Stay to repay the outstanding facility balance and restricts its ability to draw additional proceeds. As of December 31, 2012, none of these events had occurred.

Interest Expense—ESH REIT and ESH REIT Predecessor incurred $257.7 million, $212.5 million, $49.6 million and $167.0 million of interest expense or adequate protection payments in lieu of interest during the years ended December 31, 2012 and 2011, the 2010 Successor Period and the 2010 Predecessor Period, respectively.

As the result of Chapter 11 bankruptcy proceedings, the Predecessor ceased the recording of interest expense on its mezzanine loans and certain notes effective June 15, 2009. Additionally, the Court approved adequate protection payments in lieu of interest on the secured obligations.

The components of interest expense are as follows (in thousands):

	Successor			Predecessor
	Year Ended December 31, 2012	Year Ended December 31, 2011	Period from October 8, 2010 through December 31, 2010	Period from January 1, 2010 through October 8, 2010
Contractual interest	$201,518	$201,976	$47,235	$—
Adequate protection payments in lieu of interest	—	—	—	167,011
Amortization of deferred financing costs	10,988	10,428	2,363	—
Debt extinguishment and other costs	45,150	70	—	13

Total	$257,656	$212,474	$49,598	$167,024

Future Maturities of Debt—The future maturities of debt as of December 31, 2012, are as follows (in thousands):

Years Ending December 31
2013	$250
2014	355,458
2015	—
2016	—
2017	350,000
Thereafter	2,900,000

Total	$3,605,708

Fair Value of Debt—As of December 31, 2012 and 2011, the estimated fair value of ESH REIT’s mortgage and mezzanine loans was approximately $3.6 billion and $2.9 billion, respectively. The estimated fair values of mortgage and mezzanine loans are determined by comparing current borrowing rates and risk spreads offered in the market to the stated interest rates and spreads on ESH REIT’s current mortgage and mezzanine loans.

9.	Income Taxes

Income (loss) before income tax expense (benefit) for the years ended December 31, 2012 and 2011, the 2010 Successor Period and the 2010 Predecessor Period consists of the following (in thousands):

	Successor			Predecessor
	Year Ended December 31, 2012	Year Ended December 31, 2011	Period from October 8, 2010 through December 31, 2010	Period from January 1, 2010 through October 7, 2010
U.S.	$23,597	$51,440	$(23,422)	$3,183,183
Canada	3,326	2,245	(143)	3,203

Total	$26,923	$53,685	$(23,565)	$3,186,386

The components of the income tax provision (benefit) for the years ended December 31, 2012 and 2011, the 2010 Successor Period and the 2010 Predecessor Period are as follows (in thousands):

	Successor			Predecessor
	Year Ended December 31, 2012	Year Ended December 31, 2011	Period from October 8, 2010 through December 31, 2010	Period from January 1, 2010 through October 7, 2010
Federal (including foreign):
Current	$1,583	$7,317	$4	$—
Deferred	1,719	(2,262)	(1,405)	(101,817)
State:
Current	672	2,232	564	540
Deferred	668	(237)	(658)	(19,177)

Total	$4,642	$7,050	$(1,495)	$(120,454)

The differences between the income tax expense at the effective tax rate and the statutory U.S. federal income tax rate for the years ended December 31, 2012 and 2011, the 2010 Successor Period and the 2010 Predecessor Period are as follows (in thousands):

	Successor
	Year Ended December 31, 2012		Year Ended December 31, 2011
Tax at statutory rate	$9,424	35.0%	$18,790	35.0%
State income tax—net	996	3.7	1,330	2.5
Foreign income tax rate differential	269	1.0	327	0.5
Nondeductible (nontaxable):
REIT income	(6,632)	(24.6)	(15,271)	(28.4)
Pass-through entity income	(775)	(2.9)	(15)	(0.0)
Variable interest entity’s pass-through income	(542)	(2.0)	(371)	(0.7)
Other permanent differences	2,221	8.2	1,757	3.3
Other—net	(340)	(1.3)	72	0.1
Valuation allowance	21	0.1	431	0.8

Income tax expense—net	$4,642	17.2%	$7,050	13.1%

	Successor		Predecessor
	Period from October 8, 2010 through December 31, 2010		Period from January 1, 2010 through October 7, 2010
Tax at statutory rate	$(8,248)	35.0%	$1,115,235	35.0%
State income tax—net	(67)	0.3	(11,924)	(0.4)
Disallowed net operating losses	—	0.0	66,197	2.1
Foreign income tax rate differential	19	(0.1)	288	0.0
Nondeductible (nontaxable):
REIT (income) loss	4,934	(20.9)	—	0.0
Pass-through entity income	(171)	0.7	(202,183)	(6.3)
Net operating loss-TRSs	1,929	(8.2)	—	0.0
Variable interest entity’s pass-through income	(157)	0.6	(50)	0.0
Exempt bankruptcy income	—	0.0	(1,058,547)	(33.2)
Nondeductible expenses	(17)	0.1	13,898	0.4
Other—net	158	(0.7)	68	0.0
Valuation allowance	125	(0.5)	(43,436)	(1.4)

Income tax benefit—net	$(1,495)	6.3%	$(120,454)	(3.8)%

The significant components of deferred tax assets and deferred tax liabilities as of December 31, 2012 and 2011, consist of the following (in thousands):

	2012	2011
Deferred tax assets:
Net operating loss carryforwards	$1,089	$556
Accruals and allowances	2,387	4,414
Intangible assets	268	155
Depreciable property	—	14
Impairment and other	62	10

Total deferred tax assets	3,806	5,149
Valuation allowance	(577)	(556)

Net deferred tax asset	3,229	4,593
Deferred tax liabilities:
Intangible assets	(7,469)	(7,775)
Prepaid expenses	(790)	(551)
Depreciable property	(3,819)	(2,729)

Total net deferred tax liability	$(8,849)	$(6,462)

The Company evaluates its open tax positions using the criteria established by ASC 740, Income Taxes. The Company has concluded that it has not taken any tax positions that are not more likely than not to be sustained upon examination and has therefore not recorded any reserves for uncertain tax positions.

ESH REIT

ESH REIT has elected to be taxed and expects to continue to qualify as a REIT under Sections 856 through 860 of the Code. A REIT is a legal entity that holds real estate assets and is generally not subject to federal and state income taxes. In order to maintain qualification as a REIT, ESH REIT is required to distribute at least 90% of its taxable income, excluding capital gains, to its stockholders each year. In addition, ESH REIT must meet a number of complex organizational and operational requirements. If ESH REIT were to fail to qualify as a REIT in any taxable year, it would be subject to federal income taxes at regular corporate rates (including any applicable alternative minimum tax) and generally would be precluded from qualifying as a REIT for the subsequent four taxable years following the year during which it lost its REIT qualification. Even in qualifying as a REIT, ESH REIT may be subject to state and local taxes in certain jurisdictions and may be subject to federal income and excise taxes on undistributed income.

ESH REIT had a taxable loss for the year ended December 31, 2012 and taxable income before a REIT dividend of approximately $50.2 million for the year ended December 31, 2011. For the 2010 Successor Period, ESH REIT had taxable income before a REIT dividend of approximately $10.4 million.

In 2012, ESH REIT made $826.2 million in distributions to its shareholders. Approximately $45.1 million of this amount was considered a taxable dividend and the balance was considered a return of capital for tax purposes. In 2011, ESH REIT distributed $26.1 million as a cash dividend, which was considered a taxable distribution to members, and $24.1 million, which was filed as a consent dividend to meet REIT requirements. For the 2010 Successor Period, ESH REIT had taxable income before a REIT dividend of approximately $10.4 million, which it filed as a consent dividend.

As of December 31, 2012, the book basis of ESH REIT’s assets was approximately $26.9 million greater than the tax basis of its assets.

ESH REIT leases its hotel properties to the Operating Lessees, pursuant to the operating leases. The Operating Lessees are subject to federal and state income taxes. For the year ended December 31, 2012, the Operating Lessees had combined net taxable income of approximately $1.2 million on which a current income tax provision of approximately $0.9 million was provided. For the year ended December 31, 2011, the Operating Lessees had combined net taxable income of approximately $17.0 million on which a current income tax provision of approximately $7.6 million was provided. For the 2010 Successor Period, the Operating Lessees had a combined net operating loss of approximately $6.0 million on which a current income tax provision of approximately $0.2 million was provided.

As of December 31, 2012 and 2011, the Operating Lessees recorded a valuation allowance related to the net operating loss carryforwards of its Canadian Operating Lessee. The Company has concluded that, in light of available evidence, it is more likely than not that these net operating loss carryforwards will not be realized.

ESH Strategies and HVM—ESH Strategies and HVM are limited liability companies and are disregarded entities for federal income tax purposes. For federal income tax purposes, the operating results of ESH Strategies and HVM are reportable by each entity’s members. Accordingly, federal income taxes have not been recorded in the accompanying consolidated and combined financial statements for these entities.

Predecessor—During the 2010 Predecessor Period, a large portion of the Predecessor’s business was conducted in a C Corporation that did not have a REIT election in effect.

The Company’s (and predecessor entities’) income tax returns for the years 2009 to present are subject to examination by the Internal Revenue Service and other taxing authorities.

10.	EQUITY

ESH REIT has three classes of member interests authorized: preferred units (125 units authorized), common units (1,000 units authorized), and excess units (1,000 units authorized). ESH REIT’s board of managers may authorize other classes or series of units from time to time and determine the terms and conditions applicable to such new units.

All common units (1,000 total units) were issued to Holdings on October 8, 2010, representing a capital investment of approximately $1.5 billion. These units were outstanding as of December 31, 2012 and 2011. Common units hold voting rights, whereas preferred units (except for matters affecting the authorized number, classification, rights and preferences of the preferred units) and excess units have no voting rights.

On January 3, 2011, ESH REIT issued all of the preferred units (125 total units) for consideration of $125,000 and incurred $52,000 of issuance costs. These units were outstanding as of December 31, 2012 and 2011. Preferred units are entitled to a cumulative preferential cash distribution at the rate of 12.5% per annum on the $1,000 liquidation preference per unit and the liquidation preference amount upon dissolution or winding up of the affairs of ESH REIT. Preferred units are also subject to redemption (at the option of ESH REIT) at the liquidation preference per unit. All distribution payments, or a set-aside of funds for such purpose, for the preferred units must be made before distributions to common units or excess units (other than excess units in respect of preferred units).

No excess units were issued or outstanding as of December 31, 2012 and 2011.

Cash distributions totaling approximately $826.2 million and $26.1 million were made to the outstanding common units during the years ended December 31, 2012 and 2011, respectively. For the year ended December 31, 2011, ESH REIT treated its taxable income in excess of cash distributions as a consent dividend to the holders of the common units.

ESH Strategies—ESH Strategies’ sole member made an initial capital investment of approximately $10.6 million on October 8, 2010. ESH Strategies made distributions of approximately $6.7 million during the year ended December 31, 2012. No distributions were made or declared during the year ended December 31, 2011.

Noncontrolling Interests (HVM)—HVM was formed in May 2004 to provide hotel management and other administrative services. As of December 31, 2012, HVM is owned by C corporations whose owners are active in the business of HVM. As of December 31, 2011, HVM was owned by individuals who were each active in the business of HVM.

11.	VARIABLE INTEREST ENTITY (HVM)

As discussed in Notes 1 and 3, the financial position, results of operations, other comprehensive income and cash flows of HVM are consolidated in the Company’s and in the Predecessor’s accompanying consolidated and combined financial statements. The following describes the Company’s agreements with HVM and HVM’s financial activity, the majority of which is eliminated in consolidation and combination.

Hotel Management Agreements—On the Acquisition Date, ESH REIT’s hotel operating subsidiaries, the Operating Lessees, executed management agreements with HVM with respect to all of the hotels under lease. Under the terms of these agreements, HVM provides management services to the hotels, including supervision, direction, control of the operation, and management and promotion of the hotel properties in a manner consistent with extended stay hotels of similar size, type, or usage in similar locations.

Prior to the Acquisition Date, the Predecessor had hotel management agreements with HVM under which HVM received a reimbursement of 106% of HVM’s general and administrative (G&A) expenses, as defined, to the extent HVM incurred allocated G&A expenses in excess of HVM’s management fee income from the Predecessor’s subsidiaries.

The following table sets forth a summary of the fees provided under of the hotel management agreements between HVM and the Operating Lessees:

	Fees as Percentage of Revenue—First Threshold	First Revenue Threshold	Fees as Percentage of Revenue—Second Threshold	Second Revenue Threshold
U.S. 660 hotel operators	2.5%	Up to $500 million	0.5%	> $500 million
Canadian 3 hotel operators	2.5%	Up to C$12 million	0.5%	> C$12 million
U.S. 2 hotel operators under Assumed Mortgage Loan	2.5%	Up to $1.8 million	0.5%	> $1.8 million
U.S. 17 hotel operators acquired in December 2012	8.0%

Excluding the agreements between HVM and the U.S. 17 hotel operators assumed by the Company in December 2012, under each of these agreements, HVM is also reimbursed, without markup, for costs incurred by HVM for providing services for accounting, financial analysis, operations supervision, sales, revenue management, training, technology, marketing, advertising, reservation services and travel agent commissions. Each of these hotel management agreements expire in December 2025 and may be terminated by either party at any time for any reason. The agreement between HVM and the operators of the 17 hotels acquired by the Company in December 2012, which was assumed upon acquisition, expires in December 2014, with an option to extend for an additional five-year term.

Prior to October 8, 2010, subsidiaries of the Predecessor had hotel management agreements with HVM with respect to all of its hotels. As hotel manager, HVM was entitled to receive a management fee ranging from 3.75% to 6.0% of property revenues for management of these properties.

Administrative Services Agreements—ESH REIT and ESH Strategies executed service agreements with HVM, whereby HVM provides services for certain administrative, legal, financial, accounting, and related services, including services related to property acquisitions and oversight and procurement of capital assets. The service agreements expire on December 31, 2025, but may be terminated by either party at any time for any reason upon notice. Fees consist of HVM’s cost of providing the services plus 6%.

Third Party Management Agreements—Through December 12, 2012, HVM managed 17 hotels for a third-party hotel owner-operator under a separate management agreement with each hotel. The Company acquired these hotels on December 13, 2012 (see Note 5) and these management agreements were assumed by the Company on the Acquisition Date.

In addition, HVM has two additional hotel management agreements to manage hotels owned by a third-party hotel owner-operator. The hotel management agreements with each hotel expire on December 31, 2025, but may be terminated by either party at any time for any reason upon notice.

The following tables set forth a summary of the hotel management fees, administrative services fees, G&A expense reimbursement fees, third party management fees and reimbursements for these management activities for each of the years ended December 31, 2012 and 2011, the 2010 Successor Period and the 2010 Predecessor Period (in thousands). Where appropriate, such amounts have been eliminated in consolidation and combination.

	Year Ended December 31, 2012
	Management fees	Cost reimbursements	Administrative service fees	Total fees	On-site personnel reimbursement	Total fees
Hotel Management Agreements
U.S. 660 hotel operators	$14,852	$78,732	$—	$93,584	$197,315	$290,899
Canadian hotel operators	41	331	—	372	2,983	3,355
U.S. 2 hotel operators under Assumed Mortgage Loan	46	—	—	46	561	607
U.S. 17 hotel operators acquired in December 2012(1)	78	—	—	78	270	348

Administrative Services Agreements
U.S. and Canadian 680 hotel owners	—	—	6,745	6,745	—	6,745
ESH Strategies	—	—	357	357	—	357

Third Party Management Agreements
U.S. 17 hotel operators acquired in December 2012(2)	2,354	—	—	2,354	5,807	8,161
U.S. 2 third party hotel operators	280	—	—	280	793	1,073

	$17,651	$79,063	$7,102	$103,816	$207,729	$311,545

(1)	Fees earned by HVM subsequent to the Company’s acquisition of the 17 HFI hotels.
(2)	Fees earned by HVM prior to the Company’s acquisition of the 17 HFI hotels.

	Year Ended December 31, 2011
	Management fees	Cost reimbursements	Administrative service fees	Total fees	On-site personnel reimbursements	Total fees
Hotel Management Agreements
U.S. 660 hotel operators	$14,581	$62,391	$—	$76,972	$186,906	$263,878
Canadian hotel operators	59	245	—	304	2,847	3,151
U.S. 2 hotel operators under Assumed Mortgage Loan	46	—	—	46	490	536
U.S. 17 hotel operators acquired in December 2012(1)	—	—	—	—	—	—

Administrative Services Agreements
U.S. and Canadian 680 hotel owners	—	—	4,313	4,313	—	4,313
ESH Strategies	—	—	424	424	—	424

Third Party Management Agreements
U.S. 17 hotel operators acquired in December 2012(2)	2,341	—	—	2,341	5,697	8,038
U.S. 2 third party hotel operators	246	—	—	246	712	958

	$17,273	$62,636	$4,737	$84,646	$196,652	$281,298

(1)	Fees earned by HVM subsequent to the Company’s acquisition of the 17 HFI hotels.
(2)	Fees earned by HVM prior to the Company’s acquisition of the 17 HFI hotels.

	For the period from October 8, 2010 through December 31, 2010
	Management fees	Cost reimbursements	Administrative service fees	Total Fees	On-site personnel reimbursement	Total fees
Hotel Management Agreements
U.S. 660 hotel operators	$3,278	$14,172	$—	$17,450	$42,383	$59,833
Canadian hotel operators	68	46	—	114	660	774
U.S. 2 hotel operators under Assumed Mortgage Loan	10	—	—	10	106	116
U.S. 17 hotel operators acquired in December 2012(1)	—	—	—	—	—	—

Administrative Services Agreements
U.S. and Canadian 680 hotel owners	—	—	1,251	1,251	—	1,251
ESH Strategies	—	—	97	97	—	97

Third Party Management Agreements
U.S. 17 hotel operators acquired in December 2012(2)	507	—	—	507	1,320	1,827
U.S. 2 third party hotel operators	53	—	—	53	168	221

	$3,916	$14,218	$1,348	$19,482	$44,637	$64,119

(1)	Fees earned by HVM subsequent to the Company’s acquisition of the 17 HFI hotels.
(2)	Fees earned by HVM prior to the Company’s acquisition of the 17 HFI hotels.

	For the period from January 1, 2010 through October 7, 2010
	Management fees	Cost reimbursements	Administrative service fees	Total fees	On-site personnel reimbursement	Total fees
Hotel Management Agreements	$25,639	$38,271	$—	$63,910	$139,732	$203,642
Administrative Services Agreements	—	—	1,996	1,996	—	1,996
Third Party Management Agreements	1,914	—	—	1,914	4,771	6,685

	$27,553	$38,271	$1,996	$67,820	$144,503	$212,323

Condensed Consolidated Financial Information—The condensed consolidated balance sheets of HVM as of December 31, 2012 and 2011, are as follows (in thousands):

	2012	2011
Assets:
Cash and cash equivalents	$3,004	$1,654
Accounts receivable from the Company	34,277	40,341
Accounts receivable from third parties	157	327
Furniture, fixtures, and equipment—net of accumulated depreciation of $9,941 and $8,512	3,568	2,814
Other assets	6,510	1,817

Total assets	$47,516	$46,953

Liabilities and members’ equity:
Accounts payable and accrued liabilities	$44,359	$45,028
Members’ equity	3,157	1,925

Total liabilities and members’ equity	$47,516	$46,953

The condensed consolidated statements of operations of HVM for the years ended December 31, 2012 and 2011, the 2010 Successor Period and the 2010 Predecessor Period are as follows (in thousands):

	Successor			Predecessor
	Year Ended December 31, 2012	Year Ended December 31, 2011	Period from October 8, 2010 through December 31, 2010	Period from January 1, 2010 through October 7, 2010
Revenues:
Management fee revenues	$103,816	$84,646	$19,482	$67,820
Reimbursement of payroll from managed properties	207,729	196,652	44,637	144,503

Total revenues	311,545	281,298	64,119	212,323

Operating expenses:
Hotel operating expenses	27,280	17,274	3,759	12,174
General and administrative expenses	65,795	54,956	15,081	53,757
Restructuring expenses	5,763	8,938	—	—
Managed property payroll expenses	207,729	196,652	44,637	144,503
Depreciation and amortization	1,429	1,100	212	773

Total operating expenses	307,996	278,920	63,689	211,207

Other income	68	60	19	7

Net income	$3,617	$2,438	$449	$1,123

12.	TRADEMARK LICENSES

Subsequent to the Acquisition Date, a subsidiary of ESH Strategies is the owner of the trademarks “Extended Stay America,” “Extended Stay Deluxe,” “Homestead Studio Suites,” “Studio Plus,” “Crossland,” “Extended Stay” and “Extended Stay Hotels” and has licensed the use of the trademarks to ESH REIT’s operating subsidiaries. The Operating Lessees license the trademarks under agreements with ESH Strategies, which provide for a trademark fee of 0.3% of revenues. Trademark fees under this agreement were approximately $3.0 million, $2.8 million and $0.6 million for the years ended December 31, 2012 and 2011 and the 2010 Successor Period, respectively, and have been eliminated in consolidation and combination.

Prior to December 13, 2012, ESH Strategies licensed its trademarks to a third-party hotel owner-operator of the 17 hotels that were acquired by the Company. Trademark fees under this agreement were 1% of revenues and trademark fee revenue was approximately $0.3 million, $0.3 million and $0.1 million for the period from January 1, 2012 through December 12, 2012, the year ended December 31, 2011 and the 2010 Successor Period, respectively. The Company’s existing trademark agreement, described above, was amended to include the 17 acquired hotels subsequent to their acquisition.

Additionally, ESH Strategies licenses its trademarks to another third-party hotel owner-operator. Trademark fees under this agreement are 0.2% of revenues and trademark fee revenue was approximately $0.01 million for each of the years ended December 31, 2012 and 2011 and $0 for the 2010 Successor Period.

13.	COMMITMENTS AND CONTINGENCIES

Lease Commitments—In May 2011, HVM executed a lease for office space in Charlotte, North Carolina, in conjunction with the relocation of its corporate headquarters (see Note 14). The lease is an operating lease with an initial term through August 2021. After the initial term, the Company has the option to renew the lease for two additional terms of five years each at the then-fair market annual base rental rate.

The Company is a tenant under long-term ground leases at four of its hotel properties. The initial terms of the ground lease agreements terminate at various dates between 2016 and 2096, and most leases include multiple renewal options for generally five or 10 year periods.

Rent expense on office and ground leases is recognized on a straight-line basis and was approximately $3.3 million, $2.9 million, $0.4 million and $1.4 million for the years ended December 31, 2012 and 2011, the 2010 Successor Period and the 2010 Predecessor Period, respectively. Ground lease expense is included in hotel operating expenses and office lease expense is included in general and administrative expenses in the accompanying consolidated and combined statements of operations. Future minimum lease payments under operating leases as of December 31, 2012, are as follows (in thousands):

Years Ending December 31
2013	$2,133
2014	2,224
2015	2,309
2016	2,366
2017	2,428
Thereafter	90,442

Total	$101,902

Other Commitments—The Company has a commitment to make quarterly payments in lieu of taxes to the owner of the land on which one of its properties is located. The initial term of the agreement terminates in 2031. The cost related to this commitment was approximately $0.3 million, $0.3 million, $0.1 million and $0.2 million for the years ended December 31, 2012 and 2011, the 2010 Successor Period and the 2010 Predecessor Period, respectively, and is included in hotel operating expenses in the accompanying consolidated and combined statements of operations.

Letter of Credit—To support the Company’s obligations under certain general liability and workers’ compensation insurance programs, in January 2011, a $15.5 million letter of credit was issued for the benefit of insurers, collateralized by a deposit with the issuing bank of $16.3 million. During the year ended December 31, 2011, the amount of the letter of credit was reduced to $7.5 million and the collateral was reduced to $7.9 million. As of December 31, 2012, the letter of credit was $7.5 million and the collateral was $7.9 million.

Settlement of Defective Windows Litigation—In periods prior to the accompanying consolidated and combined financial statements, certain Predecessor entities acquired on the Acquisition Date settled a series of product liability cases with a window manufacturer and certain of its insurers over defects in windows installed at a number of the Company’s hotels. Amounts previously recovered approximated $25.0 million. That prior settlement also included the entry of a consent judgment for the insurers’ policy limits of approximately $23.8 million to be executed only against the proceeds available under the insurance policies issued by three nonsettling insurers. A garnishment action was filed against the nonsettling insurers in 2007 and has been pursued since that time. The right to continue to pursue the case and receive any ultimate proceeds was retained by the entities acquired by the Company on the Acquisition Date, as part of the Predecessor entities’ Plan of Reorganization. In 2011, a settlement was reached with those insurers, whereby the Company received a cash payment of approximately $27.0 million in final settlement of the claims, which was recorded as an asset in the purchase price allocation, performed related to the 2010 acquisition of substantially all of the Predecessor’s businesses, assets and operations.

Legal Contingencies—The Company is not a party to any other litigation or claims, other than routine matters arising in the ordinary course of business, that are incidental to the operation of the business of the Company. The Company believes that the results of all claims and litigation, individually or in the aggregate, will not have a material adverse effect on its business, consolidated and combined financial position, or consolidated and combined results of operations.

Purchase Commitments—As of December 31, 2012, the Company had purchase commitments related to certain continuing refurbishments to its hotel properties of approximately $20.1 million.

14.	RESTRUCTURING

In 2011, the Company and HVM initiated a corporate restructuring that included, among other things, the relocation of the corporate headquarters to Charlotte, North Carolina. Total expenses incurred during the years ended December 31, 2012 and 2011, were approximately $5.8 million and $10.5 million, respectively, and consisted of the following (in thousands):

	2012	2011
Personnel relocation, recruitment, and separation payments	$3,729	$3,789
Executive separation payments	2,019	5,000
Relocation of furniture, fixtures, and equipment	15	149
Loss on sale of office building	—	1,553

Total restructuring expenses	$5,763	$10,491

Amounts accrued and paid related to the corporate restructuring during the years ended December 31, 2012 and 2011, are summarized as follows (in thousands):

	2012	2011
Balance—beginning of year	$5,205	$—
Expense incurred	5,763	10,491
Cash payments	(8,736)	(5,286)
Equity awards	(2,019)	—

Balance—end of year	$213	$5,205

An additional $2.1 million of costs related to information technology and office furniture, fixtures, and equipment were incurred and capitalized. As of December 31, 2012 and 2011, amounts accrued are included in accounts payable and accrued liabilities on the accompanying consolidated and combined balance sheets. No restructuring charges were incurred for the 2010 Successor or Predecessor Periods.

15.	EQUITY-BASED COMPENSATION

Beginning on the Acquisition Date, Holdings and Strategies Holdings transferred, and from time to time continue to transfer, restricted limited liability interests in each entity (“Class B” and “Class C” units, collectively “Profit Units”) to HVM for grants to key HVM employees or to members of its board of managers as compensation. As of December 31, 2012 and 2011, 10,000 Profit Units were authorized in aggregate. Profit Units vest 20% annually up to a maximum of 80% over four years. The Profit Units fully vest upon the occurrence of a change in control transaction, generally defined as a sale of the Company, or the issuance by Holdings, Strategies Holdings or the Company of equity securities, including by way of a public offering, or by merger, share exchange or similar transaction, in each case, that results in a change in the majority of the voting power of the Company. At such an event, solely from the proceeds of the transaction, the Profit Units would receive distributions, as defined, after certain return and distribution hurdles are satisfied for all membership interests with preferential position to the Profit Units.

The fair value of each Profit Unit granted (at no cost and for no consideration) is estimated on the grant date using the Black-Scholes Merton model, using various assumptions regarding (a) the expected holding period, (b) the risk-free rate of return, (c) expected dividend yield on the underlying units, (d) the expected volatility in the fair value of the Company’s equity, and (e) a discount for lack of marketability, and is calculated based on the grant agreement terms, which include thresholds for internal rate of return and recovery of Hospitality Holdings’ and Strategies Holdings’ members’ initial equity investments.

The expected holding period represents the period of time that the Profit Units are expected to be outstanding. For purposes of the fair value computations, the units are assumed to remain outstanding until the Company experiences a change in control of ownership or an initial public offering. The risk-free rate of return for periods approximating the expected holding period of the units is based on the U.S. constant maturity treasuries yield in effect at the grant date. A dividend yield is assumed in the fair value computations based on the Company’s historical dividend rate. Because the Company’s equity is privately held and is not traded in an active market, the Company used the historical volatility of the share values of publicly traded companies within similar industries as the Company as a surrogate for the expected volatility of the Company’s equity. The discount for lack of marketability was calculated for each expected holding period using a put-option Black-Scholes Merton model. The key assumptions used for the years ended December 31, 2012 and 2011 and the 2010 Successor Period are as follows:

	Successor
	Year Ended December 31, 2012	Year Ended December 31, 2011	Period from October 8, 2010 through December 31, 2010
Expected holding period	3 years	2 – 4 years	3 – 5 years
Risk–free rate of return	0.4%	0.3% – 0.6%	0.7% – 1.5%
Expected dividend yield	0.0%	0.9%	0.0%
Expected volatility	55.0%	47.9%	33.9%
Discount for lack of marketability	20.0%	20.0%	30.0%

Compensation expense is recognized by amortizing the grant-date fair value of the units, which represents the fair value of the Profit Units measured using the Black-Scholes Merton model, less estimated forfeitures, on a straight-line basis over the requisite service period of each grant, considered to be four years. During the years ended December 31, 2012 and 2011, the 2010 Successor Period, approximately $6.4 million, $4.7 million and $0.3 million, respectively, of compensation expense was recognized. During the years ended December 31, 2012 and 2011, and the 2010 Successor Period, approximately $4.4 million, $4.7 million and $0.3 million, respectively, of compensation expense is included in general and administrative expenses in the accompanying consolidated and combined statements of operations. During the year ended December 31, 2012, approximately $2.0 million of compensation expense is included in restructuring expenses in the accompanying consolidated and combined statement of operations as this expense related to an executive separation payment as a result of the Company’s and HVM’s restructuring (see Note 14).

As of December 31, 2012, there was $16.0 million of unrecognized compensation expense related to outstanding Profit Units, which is expected to be recognized subsequent to December 31, 2012 over a weighted-average period of approximately 2.5 years. As of December 31, 2012, there was an additional $6.0 million of unrecognized compensation expense which will be recognized upon a change in control, as defined. Total unrecognized compensation expense will be adjusted for future forfeitures.

Profit Unit activity during the years ended December 31, 2012 and 2011 and the 2010 Successor Period, was as follows:

	Number of Profit Units	Weighted- Average Grant-Date Fair Value per Profit Unit(4)
Outstanding Profit Units—October 8, 2010	—	—
Profit Units granted in 2010 Successor Period(1)	6,820	$3,400

Outstanding Profit Units—December 31, 2010	6,820	$3,400
Profit Units granted in 2011(2)	1,855	$3,918
Profit Units forfeited in 2011	(740)	$3,400

Outstanding Profit Units—December 31, 2011	7,935	$3,521
Profit Units granted in 2012(3)	2,690	$4,748
Profit Units forfeited in 2012	(2,044)	$3,427
Profit Units redeemed in 2012	(156)	$3,400

Outstanding Profit Units—December 31, 2012	8,425	$3,938

Vested Profit Units—December 31, 2012	2,508	$3,472
Nonvested Profit Units—December 31, 2012	5,917	$4,135
Vested Profit Units—December 31, 2011	1,253	$3,416
Nonvested Profit Units—December 31, 2011	6,682	$3,551

(1)	All Profit Units were granted on December 6, 2010.
(2)	515, 150, 500 and 690 Profit Units were granted during the first quarter, second quarter, third quarter and fourth quarter of 2011, respectively. Profit Units issued in the first quarter, second quarter, third quarter and fourth quarter of 2011 had weighted-average grant date fair values of $3,612, $3,951, $4,171 and $3,955, respectively.
(3)	1,950, 200, 510 and 30 Profit Units were granted during the first quarter, second quarter, third quarter and fourth quarter of 2012, respectively. Profit Units issued in the first quarter, second quarter, third quarter and fourth quarter of 2012 had weighted-average grant date fair values of $4,497, $5,414, $5,414 and $5,286, respectively.
(4)	Valuation of Profit Units is performed contemporaneously with grants.

In December 2010, HVM entered into agreements designed to incentivize and retain certain operations personnel whose duties include the oversight of multiple hotel properties. The agreements provide participants future payment upon a change of control transaction, generally defined as a sale of the Company or a substantial portion of its assets or operations. In March 2011, the Company allowed participants to elect to receive a one-time payment of a portion of the amount due under the agreements. Remaining payments prescribed by the agreements require that the participant remain employed by HVM upon a change of control transaction. During the years ended December 31, 2012 and 2011 and the 2010 Successor Period, the Company recorded $(0.1) million, $2.0 million and $4.0 million of compensation expense, respectively, net of forfeitures, related to these agreements, which is included in general and administrative expenses in the accompanying consolidated and combined statements of operations. Amounts accrued and paid related to the agreements are summarized as follows (in thousands):

	2012	2011
Balance—beginning of year	$4,682	$4,047
Expense	(142)	1,965
Cash payments	—	(1,330)

Balance—end of year	$4,540	$4,682

As of December 31, 2012 and 2011, the amounts accrued are included in accounts payable and accrued liabilities on the accompanying consolidated and combined balance sheets.

16.	DEFINED CONTRIBUTION BENEFIT PLAN

HVM has a savings plan that qualifies under Section 401(k) of the Code for all employees meeting the eligibility requirements of the plan. The plan has an employer-matching contribution of 50% of the first 6% of an employee’s contribution, which vests over an employee’s initial five-year service period. The plan also provides for contributions up to 100% of eligible employee pretax salary, subject to the Code’s annual deferral limit of $17,000 and $16,500 during 2012 and 2011, respectively. Employer contributions, net of forfeitures, totaled approximately $0.9 million, $1.0 million, $0.2 million and $0.7 million for the years ended December 31, 2012 and 2011, the 2010 Successor Period and the 2010 Predecessor Period, respectively.

ESH Hospitality LLC and

Subsidiaries

Condensed Consolidated Financial

Statements as of June 30, 2013 and

December 31, 2012, and for the Six

Months Ended June 30, 2013 and

2012 (Unaudited)

ESH HOSPITALITY LLC AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF JUNE 30, 2013 AND DECEMBER 31, 2012

(In thousands)

(Unaudited)

	June 30, 2013	December 31, 2012
ASSETS
PROPERTY AND EQUIPMENT—Net of accumulated depreciation of $354,796 and $275,342	$4,098,140	$4,110,622
RESTRICTED CASH	154,819	61,613
CASH AND CASH EQUIVALENTS	104,583	103,303
INTANGIBLE ASSETS—Net of accumulated amortization of $3,753 and $3,066	23,217	23,904
GOODWILL	55,633	55,633
DEFERRED FINANCING COSTS—Net of accumulated amortization of $7,266 and $1,027	59,651	65,592
ACCOUNTS RECEIVABLE—Net of allowance for doubtful accounts of $1,062 and $975	29,094	18,549
OTHER ASSETS	35,471	48,226

TOTAL ASSETS	$4,560,608	$4,487,442

LIABILITIES AND EQUITY
LIABILITIES:
Mortgage loans payable	$2,525,583	$2,525,708
Mezzanine loans payable	1,080,000	1,080,000
Accounts payable and accrued liabilities	148,326	126,689
Deferred tax liability	9,736	8,849

Total liabilities	3,763,645	3,741,246

COMMITMENTS AND CONTINGENCIES (Note 10)
MEMBERS’ EQUITY:
Members’ capital	743,397	740,649
Retained earnings	51,877	2,266
Foreign currency translation	(216)	124

Total members’ equity	795,058	743,039
NONCONTROLLING INTERESTS	1,905	3,157

Total equity	796,963	746,196

TOTAL LIABILITIES AND EQUITY	$4,560,608	$4,487,442

See accompanying notes to unaudited condensed consolidated financial statements.

ESH HOSPITALITY LLC AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE SIX MONTHS ENDED JUNE 30, 2013 AND 2012

(In thousands)

(Unaudited)

	Six Months Ended June 30,
	2013	2012
REVENUES:
Room revenues	$541,577	$466,505
Other hotel revenues	8,265	8,082
Management fees and other revenues	654	4,949

Total revenues	550,496	479,536

OPERATING EXPENSES:
Hotel operating expenses	263,088	235,468
General and administrative expenses	43,997	43,893
Depreciation and amortization	81,854	59,857
Managed property payroll expenses	380	3,407
Trademark license fee expense	1,649	1,424
Restructuring expenses	605	5,763
Acquisition transaction expenses	110	—
Impairment of long-lived assets	1,388	—

Total operating expenses	393,071	349,812

OTHER INCOME	16	693

INCOME FROM OPERATIONS	157,441	130,417
INTEREST EXPENSE	104,901	105,598
INTEREST INCOME	(60)	(153)

INCOME BEFORE INCOME TAX EXPENSE	52,600	24,972
INCOME TAX EXPENSE	2,543	3,758

NET INCOME	50,057	21,214
NET (INCOME) LOSS ATTRIBUTABLE TO NONCONTROLLING INTERESTS	(438)	234

NET INCOME ATTRIBUTABLE TO CONTROLLING INTERESTS	$49,619	$21,448

See accompanying notes to unaudited condensed consolidated financial statements.

ESH HOSPITALITY LLC AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE SIX MONTHS ENDED JUNE 30, 2013 AND 2012

(In thousands)

(Unaudited)

	Six Months Ended June 30,
	2013	2012
NET INCOME	$50,057	$21,214
FOREIGN CURRENCY TRANSLATION	(325)	(62)

COMPREHENSIVE INCOME	49,732	21,152
COMPREHENSIVE (INCOME) LOSS ATTRIBUTABLE TO NONCONTROLLING INTERESTS	(453)	236

COMPREHENSIVE INCOME ATTRIBUTABLE TO CONTROLLING INTERESTS	$49,279	$21,388

See accompanying notes to unaudited condensed consolidated financial statements.

ESH HOSPITALITY LLC AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2013

(In thousands)

(Unaudited)

	Members’ Capital	Retained Earnings	Foreign Currency Translation	Total Members’ Equity	Noncontrolling Interests	Total Equity
BALANCE—December 31, 2012	$740,649	$2,266	$124	$743,039	$3,157	$746,196
Net income	—	49,619	—	49,619	438	50,057
Common distributions	—	—	—	—	(1,705)	(1,705)
Preferred distributions	—	(8)	—	(8)	—	(8)
Equity-based compensation	2,748	—	—	2,748	—	2,748
Foreign currency translation adjustment	—	—	(340)	(340)	15	(325)

BALANCE—June 30, 2013	$743,397	$51,877	$(216)	$795,058	$1,905	$796,963

See accompanying notes to unaudited condensed consolidated financial statements.

ESH HOSPITALITY LLC AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2013 AND 2012

(In thousands)

(Unaudited)

	Six Months Ended June 30,
	2013	2012
OPERATING ACTIVITIES:
Net income	$50,057	$21,214
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	81,167	59,170
Amortization of deferred financing costs	6,239	5,368
Amortization of intangible assets	687	687
Amortization, net, of above- and below-market ground leases	(68)	(68)
Loss on disposal of property and equipment	710	169
Impairment of long-lived assets	1,388	—
Equity-based compensation	2,748	3,626
Deferred income tax expense	887	1,861
Changes in assets and liabilities:
Accounts receivable, net	(10,571)	(6,891)
Other assets	5,066	345
Accounts payable and accrued liabilities	28,736	2,767

Net cash provided by operating activities	167,046	88,248

INVESTING ACTIVITIES:
Purchases of property and equipment	(78,602)	(103,154)
Proceeds from insurance recoveries	669	—
Decrease in cash collateral from insurance reserves	7,849	—
(Increase) decrease in restricted cash	(93,235)	5,816

Net cash used in investing activities	(163,319)	(97,338)

FINANCING ACTIVITIES:
Principal payments on mortgage loans	(125)	(11,931)
Payment of deferred financing costs	(298)	—
Preferred distributions	(8)	(8)
Distributions to noncontrolling interests	(1,705)	—
Contributions from noncontrolling interests	—	75

Net cash used in financing activities	(2,136)	(11,864)

CHANGES IN CASH AND CASH EQUIVALENTS DUE TO CHANGES IN FOREIGN CURRENCY EXCHANGE RATES	(311)	(62)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	1,280	(21,016)
CASH AND CASH EQUIVALENTS—Beginning of period	103,303	98,500

CASH AND CASH EQUIVALENTS—End of period	$104,583	$77,484

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash payments for interest	$87,473	$100,231

Income tax payments—net of refunds of $489 and $57	$732	$10,753

NONCASH INVESTING ACTIVITY:
Capital expenditures included in accounts payable and accrued liabilities	$6,801	$9,533

See accompanying notes to unaudited condensed consolidated financial statements.

ESH HOSPITALITY LLC AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2013 AND DECEMBER 31, 2012, AND FOR THE SIX MONTHS ENDED

JUNE 30, 2013 AND 2012

(Unaudited)

1.	BUSINESS, ORGANIZATION AND BASIS OF CONSOLIDATION

ESH Hospitality LLC (“ESH REIT” or the “Company”), a Delaware limited liability company, is a hotel owner of 682 extended-stay hotels. ESH REIT is directly owned by ESH Hospitality Holdings LLC (“Holdings”), a Delaware limited liability company, whose members are investment funds sponsored and managed by Centerbridge Partners L.P., Paulson & Co. Inc., and The Blackstone Group L.P. and their affiliates (collectively, the “Sponsors”).

As of June 30, 2013 and December 31, 2012, ESH REIT owned 679 hotel properties in operation in 44 U.S. states consisting of approximately 75,400 rooms and three hotels in operation in Canada consisting of approximately 500 rooms. The hotels are operated under the brand names “Extended Stay America,” “Homestead Studio Suites,” “Extended Stay Deluxe,” “Studio Plus,” “Crossland,” “Extended Stay” and “Extended Stay Hotels.” The brand names are owned by ESH Hospitality Strategies LLC (“ESH Strategies”) whose subsidiary licenses the brand names to ESH REIT’s operating subsidiaries (see Note 9).

The Company has contracted with HVM L.L.C. (“HVM”), a separate, independently owned hotel management and administrative services company, to manage the hotels and provide certain other administrative services. HVM is indirectly owned by individuals who are each active in the business of HVM and is managed by an entity indirectly owned by employees of the Sponsors.

The accompanying unaudited condensed consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), and include the financial position, results of operations, comprehensive income, changes in equity and cash flows of the Company and its subsidiaries and HVM, a variable interest entity (see Note 8), and its subsidiary. Equity interests in HVM are reflected as noncontrolling interests in the accompanying unaudited condensed consolidated financial statements. All intercompany accounts and transactions have been eliminated.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Interim Presentation—Certain information and footnote disclosures normally included in financial statements presented in accordance with U.S. GAAP have been condensed or omitted in the accompanying unaudited condensed consolidated financial statements. The Company believes the disclosures made are adequate to prevent the information presented from being misleading. However, the unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements as of and for the year ended December 31, 2012, included elsewhere in this prospectus.

The accompanying unaudited condensed consolidated financial statements reflect all adjustments (consisting only of normal and recurring items) necessary to present fairly the Company’s financial position as of June 30, 2013, the results of the Company’s operations and comprehensive income for the six months ended June 30, 2013 and 2012, changes in equity for the six months ended June 30, 2013, and the cash flows for the six months ended June 30, 2013 and 2012. Interim results are not necessarily indicative of full year performance because of the impact of seasonal and short-term variations, including the impact of our hotel reinvestment program.

Use of Estimates—The preparation of the accompanying unaudited condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Management used significant estimates to determine the allocation of purchase price to acquired assets in 2012 (see Note 3). Significant estimates also include the estimated useful lives of tangible assets as well as the assessment of tangible and intangible assets, including goodwill, for impairment, estimated liabilities for insurance reserves, and the grant-date fair value per Profit Unit (as defined in Note 12) related to equity-based compensation. Actual results could differ from those estimates.

Restricted Cash—Restricted cash consists of amounts held in cash management accounts and in escrows for the payment of hotel occupancy/sales taxes, property taxes and insurance, capital improvements, ground leases, operating expenses (including management fees and reimbursements), and mortgage and mezzanine debt service, all as required by ESH REIT’s mortgage and mezzanine loan agreements (see Note 6).

Property and Equipment—Property and equipment additions are recorded at cost. Major improvements that extend the life or utility of property or equipment are capitalized and depreciated over a period equal to the shorter of the estimated useful life of the improvement or the remaining estimated useful life of the asset. Ordinary repairs and maintenance are charged to expense as incurred. Depreciation and amortization are recorded on a straight-line basis over estimated useful lives, which range from 1 to 49 years.

Management assesses whether there has been impairment of the value of property and equipment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of property and equipment is measured by a comparison of the carrying amount of a hotel property to the estimated future undiscounted cash flows expected to be generated by the hotel property. Impairment is recognized when estimated future undiscounted cash flows, including proceeds from disposition, are less than the carrying value of the hotel property. The estimation of future undiscounted cash flows is inherently uncertain and relies upon assumptions regarding current and future economic and market conditions. If such conditions change, then an impairment charge to reduce the carrying value of the hotel property could occur in a future period in which conditions change.

To the extent that a hotel property is impaired, the excess carrying amount of the hotel property over its estimated fair value is charged to operating earnings. Fair value is determined based upon the discounted cash flows of the hotel property, quoted market prices, or independent appraisals, as considered necessary. The Company recognized impairment charges related to property and equipment of approximately $1.4 million and $0 for the six months ended June 30, 2013 and 2012, respectively (see Note 4).

Variable Interest Entity—The Company holds a variable interest in HVM (see Notes 1 and 8). The Company’s maximum exposure to loss as a result of its involvement with HVM is related to the need to secure alternative hotel management services and systems support if HVM were ever unable to fulfill its obligations under its management agreements with the Company. The assets of HVM cannot be used to settle obligations of the Company and the Company’s assets cannot be used to settle obligations of HVM. For the six months ended June 30, 2013 and 2012, the Company represents approximately 99.2% and 96.8%, respectively, of the business conducted by HVM. The Company has concluded that it is the primary beneficiary of HVM and, as a result, has consolidated the financial position, results of operations, comprehensive income, and cash flows of HVM with the Company. Since the Company has no equity interest in HVM, the results of operations and members’ capital of HVM are reported as noncontrolling interests in the accompanying unaudited condensed consolidated financial statements.

HVM provides hotel management and administrative services, including the supervision, direction, and control of the operations, management, and promotion of the hotel properties in a manner associated with extended-stay hotels of similar size, type, or usage in similar locations. See summarized financial information of HVM in Note 8.

Segments—The Company’s hotel operations represent a single operating segment based on the way the Company manages its business. The Company’s hotels provide similar services, use similar processes to sell those services and sell their services to similar classes of customers. The amounts of long-lived assets and net sales outside the U.S. were not significant for any of the periods presented.

Subsequent Events—In connection with the preparation of the accompanying unaudited condensed consolidated financial statements, the Company has evaluated events and transactions occurring after June 30, 2013, for potential recognition or disclosure through August 23, 2013 the date that the accompanying unaudited condensed consolidated and combined financial statements were available to be issued.

Recently Issued Accounting Standards

Income Taxes—In July 2013, the FASB issued an accounting standards update, which provides explicit guidance on the financial statement presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss or a tax credit carryforward exists. This updated accounting standard is effective for fiscal and interim reporting periods beginning after December 15, 2013 and should be applied prospectively to all unrecognized tax benefits that exist at the effective date, and retrospective application is permitted. The Company is currently evaluating the impact of adopting the updated accounting standard, but it does not expect the adoption to have a material effect on the Company’s consolidated financial statements.

Cumulative Translation Adjustment—In March 2013, the FASB issued an accounting standards update that indicates when the cumulative translation adjustment (“CTA”) related to an entity’s investment in a foreign entity should be released to earnings. The CTA should be released when an entity sells a foreign subsidiary or a group of net assets within a foreign entity and the sale represents the substantially complete liquidation of the investment in a foreign entity. The CTA should also be released when an entity no longer has a controlling financial interest in an investment in a foreign entity. This updated accounting standard is effective for fiscal and interim reporting periods beginning after December 15, 2013, and shall be applied prospectively. The Company is currently evaluating the impact of adopting the updated accounting standard, but it does not expect the adoption to have a material effect on the Company’s consolidated financial statements.

Other Comprehensive Income—In February 2013, the FASB issued guidance requiring companies to present either in a single note or parenthetically on the face of the financial statements the effect of significant amounts reclassified from each component of comprehensive income based on its source and the income statement line items affected by the reclassification. This guidance is effective for fiscal and interim reporting periods beginning after December 15, 2012. The adoption of this guidance did not have a material effect on the Company’s accompanying unaudited condensed consolidated financial statements.

3.	ACQUISITION

On December 13, 2012, the Company acquired the assets and assumed the liabilities of 17 hotels from HFI Acquisitions Company LLC (“HFI”) for cash consideration of approximately $131.8 million. The acquisition was accounted for as a business combination in accordance with FASB Accounting Standards Codification (“ASC”) 805, Business Combinations, which requires that the consideration be allocated to the acquired assets and assumed liabilities based on their acquisition date fair values.

The consideration transferred to acquire these 17 hotels, which HVM previously managed, and the purchase price allocation among the assets acquired and liabilities assumed is as follows (in thousands):

	Amount	Estimated Useful Life
Land and site improvements	$61,686	5–11 years
Building and improvements	59,547	19–40 years
Furniture, fixtures, and equipment	10,598	3–10 years
Other assets and liabilities—net	(41)

Total purchase price	$131,790

The following table sets forth our room revenues, other hotel revenues, hotel operating expenses, depreciation and amortization, interest expense and net income, assuming the 17 HFI hotels had been acquired on January 1, 2012 (in thousands):

	Six Months Ended June 30, 2013	Six Months Ended June 30, 2012
Room revenue	$541,577	$481,892
Other hotel revenues	8,265	8,282
Hotel operating expenses	263,088	242,326
Depreciation and amortization	81,854	62,578
Interest expense	104,901	109,295
Net income	50,057	23,376

These 17 acquired hotels contributed revenues of $15.9 million and income from operations of $8.4 million for the six months ended June 30, 2013, as compared to $0 for the six months ended June 30, 2012.

Professional fees directly related to the acquisition totaled $0.1 million for the six months ended June 30, 2013, and are recorded in acquisition transaction expenses in the accompanying unaudited condensed consolidated statements of operations.

4.	PROPERTY AND EQUIPMENT

Net investment in property and equipment as of June 30, 2013 and December 31, 2012, consists of the following (in thousands):

	June 30, 2013	December 31, 2012
Hotel properties:
Land and site improvements	$1,337,942	$1,325,970
Building and improvements	2,794,735	2,773,117
Furniture, fixtures, and equipment	303,893	271,547

Total hotel properties	4,436,570	4,370,634
HVM furniture, fixtures, and equipment	14,545	13,509
Undeveloped land parcel	1,821	1,821

Total cost	4,452,936	4,385,964

Less accumulated depreciation:
Hotel properties	(344,130)	(265,401)
HVM furniture, fixtures, and equipment	(10,666)	(9,941)

Total accumulated depreciation	(354,796)	(275,342)

Property and equipment—net	$4,098,140	$4,110,622

All of the Company’s hotel properties are pledged as security for the Company’s mortgage loans (see Note 6).

During the six months ended June 30, 2013, the Company, using Level 3 unobservable inputs, recognized an impairment charge of approximately $1.4 million in the accompanying unaudited condensed and consolidated statements of operations.

5.	INTANGIBLE ASSETS AND GOODWILL

The Company’s intangible assets and goodwill as of June 30, 2013 and December 31, 2012, consist of the following (dollars in thousands):

		June 30, 2013
	Estimated Useful Life	Gross Carrying Amount	Accumulated Amortization	Net Book Value
Definite-lived intangible assets:
Customer relationships	20 years	$26,800	$(3,660)	$23,140
Customer e-mail database	5 years	170	(93)	77

Total definite-lived intangible assets		26,970	(3,753)	23,217
Goodwill		55,633	—	55,633

Total intangible assets and goodwill		$82,603	$(3,753)	$78,850

		December 31, 2012
	Estimated Useful Life	Gross Carrying Amount	Accumulated Amortization	Net Book Value
Definite-lived intangible assets:
Customer relationships	20 years	$26,800	$(2,990)	$23,810
Customer e-mail database	5 years	170	(76)	94

Total definite-lived intangible assets		26,970	(3,066)	23,904
Goodwill		55,633	—	55,633

Total intangible assets and goodwill		$82,603	$(3,066)	$79,537

The weighted-average amortization period remaining for definite-lived intangible assets was approximately 17 years as of June 30, 2013. Estimated future amortization expense for intangible assets is as follows (in thousands):

Years Ending December 31
Remainder of 2013	$687
2014	1,374
2015	1,366
2016	1,340
2017	1,340
2018	1,340
Thereafter	15,770

Total	$23,217

6.	DEBT

Summary—The Company’s outstanding debt as of June 30, 2013 and December 31, 2012, is as follows (dollars in thousands):

	June 30, 2013	December 31, 2012
Mortgage loans	$2,525,583	$2,525,708
Mezzanine loans	1,080,000	1,080,000
Revolving credit facility	—	—

Total debt	$3,605,583	$3,605,708

Mortgage and mezzanine loans as of June 30, 2013 and December 31, 2012, consisted of the following (in thousands):

Loan	Amount	Outstanding Principal— June 30, 2013	Outstanding Principal— December 31, 2012	Stated Interest Rate(2)	Interest Rate— June 30, 2013	Interest Rate— December 31, 2012	Maturity Date		Amortization
Mortgage loans:
2012 Mortgage Loan:
Component A	$350,000	$350,000	$350,000	LIBOR(1) + 2.0547%	2.2487%	2.2687%	12/1/2014	(3)	Interest only
Component B	350,000	350,000	350,000	3.4047%	3.4047%	3.4047%	12/1/2017		Interest only
Component C	1,820,000	1,820,000	1,820,000	4.0547%	4.0547%	4.0547%	12/1/2019		Interest only
Assumed Mortgage Loan	6,250	5,583	5,708	Greater of LIBOR(1) + 4.0% or 5.0%	5.00%	5.00%	10/8/2014		Amortizing

Mezzanine loans:
2012 Mezzanine A Loan	500,000	500,000	500,000	8.25%	8.25%	8.25%	12/1/2019		Interest only
2012 Mezzanine B Loan	330,000	330,000	330,000	9.625%	9.625%	9.625%	12/1/2019		Interest only
2012 Mezzanine C Loan	250,000	250,000	250,000	11.50%	11.50%	11.50%	12/1/2019		Interest only

Total		$3,605,583	$3,605,708

(1)	London Interbank Offering Rate.
(2)	The Company is a counterparty to an interest rate cap on one-month LIBOR at 3.0% with a notional amount and maturity date the same as those of 2012 Mortgage Loan Component A.
(3)	The Company has the option to extend the maturity date of Component A of the 2012 Mortgage Loan for up to three consecutive one-year periods.

2012 Mortgage and Mezzanine Loans

The occurrence of a mortgage loan event of default, a mezzanine loan default, a debt yield trigger event (a debt yield, as defined, less than 9.0%), or a guarantor bankruptcy would result in a cash trap event, as defined. During the period of a cash trap event, any excess cash flow, after all monthly requirements are fully funded (including the payment of management fees and operating expenses), would be held by the loan service agent as additional collateral for the 2012 Mortgage Loan. As of June 30, 2013, none of these events had occurred.

All receipts from the 680 mortgaged properties are required to be deposited into a domestic cash management account (“CMA’’) for hotels in the United States and a Canadian CMA for hotels in Canada. Such CMAs are under the control of the loan service agent as specified by the terms of the mortgage loan agreement, mezzanine loan agreements, and cash management agreements. Receipts are allocated to CMA subaccounts for hotel occupancy/goods and services sales taxes, property taxes, insurance, ground leases, operating expenses (including management fees and reimbursements), capital improvements, and mortgage and mezzanine debt service. Funds in excess of a month’s Canadian waterfall requirements are converted to U.S. dollars and transferred to the domestic CMA. Funds in excess of a month’s domestic waterfall requirements are distributed to ESH REIT so long as no cash trap event has occurred.

Revolving Credit Facility

On November 30, 2012, Extended Stay LLC, a subsidiary of the Company, entered into a revolving credit facility of $100.0 million. Extended Stay LLC incurs a fee of 0.5% on the undrawn revolver balance due on the first day of each calendar quarter. The revolving credit facility matures upon the earlier of the consummation of an initial public offering or November 30, 2015. As of June 30, 2013 and December 31, 2012, the outstanding balance drawn on the revolver was $0. As of June 30, 2013 and December 31, 2012, approximately $87.4 million and $100.0 million, respectively, of borrowing capacity was available under the revolving credit facility.

In order to avoid a trigger event, as defined, the revolving credit facility requires a debt yield, as defined, of at least 11.0% and a consolidated leverage ratio, as defined, of no more than 10.0 to 1 (with the requirement decreasing to no more than 9.0 to 1 over the life of the facility). The occurrence of a trigger event requires Extended Stay LLC to repay the outstanding facility balance and restricts its ability to draw additional proceeds. As of June 30, 2013, none of these events had occurred.

Weighted-Average Interest Rate of Debt—As of June 30, 2013 and December 31, 2012, the Company’s weighted-average interest rate on outstanding debt was 5.43%.

Future Maturities of Debt—The future maturities of debt as of June 30, 2013, are as follows (in thousands):

Years Ending
December 31
Remainder of 2013	$125
2014	355,458	(1)
2015	—
2016	—
2017	350,000
2018	—
Thereafter	2,900,000

Total	$3,605,583

(1)	The initial maturity date of Component A of the 2012 Mortgage Loan is December 1, 2014, however, the Company has the option to extend the maturity date for up to three consecutive one-year periods.

Fair Value of Debt—As of June 30, 2013 and December 31, 2012, the estimated fair value of the Company’s mortgage and mezzanine loans was approximately $3.6 billion. The estimated fair values of mortgage and mezzanine loans are determined by comparing current borrowing rates and risk spreads offered in the market to the stated interest rates and spreads on the Company’s current mortgage and mezzanine loans, or quoted market prices, when available.

7.	INCOME TAXES

The Company has elected to be taxed and expects to continue to qualify as a REIT under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the “Code”). A REIT is a legal entity that holds real estate assets and is generally not subject to federal and state income taxes. In order to maintain qualification as a REIT, the Company is required to distribute at least 90% of its taxable income, excluding capital gains, to its stockholders each year. In addition, the Company must meet a number of complex organizational and operational requirements. If the Company were to fail to qualify as a REIT in any taxable year, it would be subject to federal income taxes at regular corporate rates (including any applicable alternative minimum tax) and generally would be precluded from qualifying as a REIT for the subsequent four taxable years following the year it lost its REIT qualification. Even in qualifying as a REIT, the Company may be subject to state and local taxes in certain jurisdictions and may be subject to federal income and excise taxes on undistributed income.

HVM is a limited liability company and is not subject to federal income taxes. For federal income tax purposes, the operating results of HVM are reportable by its members. Accordingly, federal income taxes have not been recorded in the accompanying unaudited condensed consolidated financial statements for HVM.

The Company recorded a provision for federal, state, and foreign income taxes of $2.5 million for the six months ended June 30, 2013, an effective rate of 4.8%, as compared with income tax expense of $3.8 million for the six months ended June 30, 2012, an effective rate of 15.0%. For the six months ended June 30, 2013 and 2012, the Company’s effective tax rate differed from the federal statutory rate of 35% primarily due to the Company’s status as a REIT under the provisions of the Code.

The Company’s (and predecessor entities’) income tax returns for the years 2009 to present are subject to examination by the Internal Revenue Service and other taxing authorities.

8.	VARIABLE INTEREST ENTITY (HVM)

As discussed in Notes 1 and 2, the financial position, results of operations, comprehensive income (loss) and cash flows of HVM are consolidated in the Company’s accompanying unaudited condensed consolidated financial statements. The unaudited condensed consolidated balance sheets of HVM as of June 30, 2013 and December 31, 2012, are as follows (in thousands):

	June 30, 2013	December 31, 2012
Assets:
Cash and cash equivalents	$5,110	$3,004
Accounts receivable from the Company and related parties	35,227	34,277
Accounts receivable from third parties	111	157
Furniture, fixtures, and equipment—net of accumulated
depreciation of $10,666 and $9,941	3,879	3,568
Other assets	1,966	6,510

Total assets	$46,293	$47,516

Liabilities and members’ equity:
Accounts payable and accrued liabilities	44,388	44,359
Members’ equity	1,905	3,157

Total liabilities and members’ equity	$46,293	$47,516

The unaudited condensed consolidated statements of operations of HVM for the six months ended June 30, 2013 and 2012, are as follows (in thousands):

	Six Months Ended June 30,
	2013	2012
Revenues:
Management fee revenues	$35,335	$48,241
Reimbursement of payroll from managed properties	102,535	101,686

Total revenues	137,870	149,927

Operating expenses:
Hotel operating expenses	—	11,685
General and administrative expenses	32,941	33,907
Restructuring expenses	605	5,763
Managed property payroll expenses	102,535	101,686
Depreciation and amortization	725	563

Total operating expenses	136,806	153,604

Other income	13	6

Net income (loss)	$1,077	$(3,671)

9.	RELATED PARTY TRANSACTIONS

As discussed in Note 1, ESH Strategies, a Delaware limited liability company, owns and licenses the brand names under which the Company’s hotels operate. ESH Strategies is directly owned by ESH Hospitality Strategies Holdings LLC (“Strategies Holdings”), a Delaware limited liability company, whose members are substantially the same investment funds of the Sponsors as those owning the Company’s parent, Holdings. A subsidiary of ESH Strategies licenses the trademarks under agreements with the Company, which provide for a trademark fee of 0.3% of revenues. The Company incurred trademark fees from ESH Strategies under these agreements of approximately $1.6 million and $1.4 million for the six months ended June 30, 2013 and 2012, respectively.

10.	COMMITMENTS AND CONTINGENCIES

Lease Commitments—Rent expense on office and ground leases is recognized on a straight-line basis and was approximately $1.6 million and $1.7 million for the six months ended June 30, 2013 and 2012, respectively. Ground lease expense is included in hotel operating expenses and office lease expense is included in general and administrative expenses in the accompanying unaudited condensed consolidated statements of operations.

Other Commitments—The Company has a commitment to make quarterly payments in lieu of taxes to the owner of the land on which one of its properties is located. The initial term of the agreement terminates in 2031. The cost related to this commitment was approximately $0.1 million for both the six months ended June 30, 2013 and 2012, and is included in hotel operating expenses in the accompanying unaudited condensed consolidated statements of operations.

Letters of Credit—As of June 30, 2013, the Company has two outstanding letters of credit that total approximately $12.6 million that are collateralized by its revolving credit facility.

Legal Contingencies—The Company is not a party to any litigation or claims, other than routine matters arising in the ordinary course of business, that are incidental to the operation of the business of the Company. The Company believes that the results of all claims and litigation, individually or in the aggregate, will not have a material adverse effect on its business, consolidated financial position, or consolidated results of operations.

Purchase Commitments—As of June 30, 2013, the Company had purchase commitments related to certain continuing refurbishments to its hotel properties of approximately $12.7 million.

11.	RESTRUCTURING

During the six months ended June 30, 2013, the Company and HVM initiated an operations restructuring which changed certain aspects of its property staffing model. In 2011, the Company and HVM initiated a corporate restructuring that included, among other things, the relocation of the corporate headquarters to Charlotte, North Carolina. The corporate relocation was completed during the first half of 2012.

Restructuring expenses incurred during the six months ended June 30, 2013 and 2012, were approximately $0.6 million and $5.8 million, respectively, and consisted of the following (in thousands):

	Six Months Ended June 30,
	2013	2012
Personnel relocation, recruitment and separation payments	$605	$3,744
Executive separation payments	—	2,019

Total restructuring expenses	$605	$5,763

Amounts accrued and paid related to the restructuring programs during the six months ended June 30, 2013, are summarized as follows (in thousands):

Six Months Ended June 30,
2013
Balance—beginning of period	$213
Expense incurred	605
Cash payments	(668)

Balance—end of period	$150

As of June 30, 2013, amounts accrued are included in accounts payable and accrued liabilities on the accompanying unaudited condensed consolidated balance sheet.

12.	EQUITY-BASED COMPENSATION

Holdings transfers from time to time restricted limited liability interests in it (“Class B” and “Class C” units, collectively “Profit Units”) to HVM for grants to key HVM employees or to members of its boards of managers as compensation. The Company measures equity-based compensation for these limited liability interests based on their grant-date fair values. The cost is recognized on a straight-line basis over the requisite service period of each grant, considered to be four years.

Total equity-based compensation recognized during the six months ended June 30, 2013 and 2012, was approximately $2.7 million and $3.6 million, respectively. For the six months ended June 30, 2013 and 2012, approximately $2.7 million and $1.6 million, respectively, of equity-based compensation expense, is included in general and administrative expenses in the accompanying unaudited condensed consolidated statements of operations. For the six months ended June 30, 2012, approximately $2.0 million of equity-based compensation expense is included in restructuring expenses in the accompanying unaudited condensed consolidated statement of operations, as this expense related to an executive separation payment as a result of the Company’s and HVM’s corporate restructuring (see Note 11).

During the six months ended June 30, 2013 and 2012, the Company granted 170 and 2,150 Profit Units, respectively.

Profit Unit activity during the six months ended June 30, 2013, was as follows:

	Number of Profit Units	Weighted- Average Grant-Date Fair Value per Profit Unit
Outstanding Profit Units—December 31, 2012	8,425	$3,938
Granted	170	$5,174
Forfeited	(426)	$3,516

Outstanding Profit Units—June 30, 2013	8,169	$3,986

Vested Profit Units—June 30, 2013	3,106	$3,681
Nonvested Profit Units—June 30, 2013	5,063	$4,173

As of June 30, 2013, there was approximately $12.8 million of unrecognized compensation expense related to outstanding Profit Units, which is expected to be recognized subsequent to June 30, 2013, over a weighted-average period of approximately 2.0 years. Further, there is an additional approximately $5.7 million of unrecognized compensation expense which will be recognized upon a change in control, as defined. Total unrecognized compensation expense will be adjusted for future forfeitures.

13.	DEFINED CONTRIBUTION BENEFIT PLAN

HVM has a savings plan that qualifies under Section 401(k) of the Code for all employees meeting the eligibility requirements of the plan. The plan has an employer-matching contribution of 50% of the first 6% of an employee’s contribution, which vests over an employee’s initial five-year service period. The plan also provides for contributions up to 100% of eligible employee pretax salary, subject to the Code’s annual deferral limit of $17,500 and $17,000 during 2013 and 2012, respectively. Employer contributions, net of forfeitures, totaled approximately $0.7 million and $0.5 million for the six months ended June 30, 2013 and 2012, respectively.

14.	SUBSEQUENT EVENT

In July 2013, the Company entered into an agreement to acquire two hotels currently managed by HVM for consideration of $16.5 million, subject to certain adjustments, which is expected to close in early 2014.

ESH Hospitality LLC and Subsidiaries

(“Successor”) and ESH REIT Predecessor

(“Predecessor”)

Consolidated and Combined Financial

Statements as of December 31, 2012 and 2011,

and for the Years Ended December 31, 2012

and 2011, for the Period from October 8, 2010 to

December 31, 2010 and for the Period from

January 1, 2010 to October 7, 2010, and

Report of Independent Registered

Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers of

ESH Hospitality LLC

Charlotte, North Carolina

We have audited the accompanying consolidated balance sheets of ESH Hospitality LLC and subsidiaries (the “Company”) as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive income (loss), changes in equity, and cash flows for each of the two years in the period ended December 31, 2012, and for the period from October 8, 2010 (commencement of operations) to December 31, 2010, and the related combined statements of operations, comprehensive income, changes in combined equity, and cash flows of ESH REIT Predecessor, as defined in Note 1 to the consolidated and combined financial statements (the “Predecessor”) for the period from January 1, 2010 to October 7, 2010. Our audit also included the financial statement schedule listed in the Index at Item 16. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated and combined financial statements present fairly, in all material respects, the financial position of ESH Hospitality LLC and subsidiaries as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2012, and for the period from October 8, 2010 (commencement of operations) to December 31, 2010, and the results of operations and cash flows of ESH REIT Predecessor for the period from January 1, 2010 to October 7, 2010, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 1 to the consolidated and combined financial statements, ESH REIT Predecessor is not a legal entity, but rather a combination of certain assets and operating companies owned by Homestead Village LLC. The Predecessor’s combined financial statements may not be indicative of its results of operations had it operated as an independent, stand-alone legal entity.

As discussed in Note 1 to the consolidated and combined financial statements, Homestead Village LLC and most of its subsidiaries (collectively, the “Debtors”) filed for reorganization under Chapter 11 of the United States Bankruptcy Code on June 15, 2009. On July 20, 2010, the United States Bankruptcy Court entered its order confirming the Debtors’ Fifth Amended Plan of Reorganization, resulting in the sale of substantially all of its businesses and operations on October 8, 2010 to new owners, and the emergence of the Debtors from bankruptcy protection at that time. The principal terms of the Debtors’ approved Fifth Amended Plan of Reorganization are described more fully in Note 2 to the consolidated and combined financial statements.

/s/ Deloitte & Touche LLP

Charlotte, North Carolina

July 15, 2013

ESH HOSPITALITY LLC AND SUBSIDIARIES (“SUCCESSOR”)

CONSOLIDATED AND COMBINED BALANCE SHEETS

AS OF DECEMBER 31, 2012 AND 2011

(In thousands)

	Successor
	December 31, 2012	December 31, 2011
ASSETS
PROPERTY AND EQUIPMENT—Net of accumulated depreciation of $275,342 and $152,203	$4,110,622	$3,844,132
RESTRICTED CASH	61,613	236,743
CASH AND CASH EQUIVALENTS	103,303	98,500
INTANGIBLE ASSETS—Net of accumulated amortization of $3,066 and $1,692	23,904	25,278
GOODWILL	55,633	55,633
DEFERRED FINANCING COSTS—Net of accumulated amortization of $1,027 and $12,791	65,592	44,338
ACCOUNTS RECEIVABLE—Net of allowance for doubtful accounts of $975 and $594	18,549	14,945
OTHER ASSETS	48,226	27,102

TOTAL ASSETS	$4,487,442	$4,346,671

LIABILITIES AND COMBINED EQUITY
LIABILITIES:
Mortgage loans payable	$2,525,708	$1,980,219
Mezzanine loans payable	1,080,000	700,000
Accounts payable and accrued liabilities	126,689	119,772
Deferred tax liability	8,849	6,462

Total liabilities	3,741,246	2,806,453

COMMITMENTS AND CONTINGENCIES (Note 11)
COMBINED MEMBERS’ EQUITY:
Members’ capital—ESH Hospitality LLC	740,649	1,541,808
Retained earnings (accumulated deficit)	2,266	(3,557)
Foreign currency translation	124	42

Total combined members’ equity	743,039	1,538,293
NONCONTROLLING INTERESTS	3,157	1,925

Total combined equity	746,196	1,540,218

TOTAL LIABILITIES AND COMBINED EQUITY	$4,487,442	$4,346,671

See accompanying notes to consolidated and combined financial statements.

ESH HOSPITALITY LLC AND

SUBSIDIARIES (“SUCCESSOR”) AND ESH

REIT PREDECESSOR (“PREDECESSOR”)

CONSOLIDATED AND COMBINED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011, THE PERIOD FROM OCTOBER 8, 2010

THROUGH DECEMBER 31, 2010 AND THE PERIOD FROM JANUARY 1, 2010 THROUGH OCTOBER 7, 2010

(In thousands)

	Successor			Predecessor
	Year ended December 31, 2012	Year ended December 31, 2011	Period from October 8, 2010 through December	Period from January 1, 2010 through October 7, 2010
REVENUES:
Room revenues	$984,273	$912,988	$188,702	$659,919
Other hotel revenues	16,898	18,693	4,131	13,223
Management fees and other revenues	10,346	11,172	2,602	7,277

Total revenues	1,011,517	942,853	195,435	680,419

OPERATING EXPENSES:
Hotel operating expenses	493,635	463,369	101,823	351,322
General and administrative expenses	87,807	72,413	17,525	66,922
Depreciation and amortization	129,938	120,438	26,955	290,643
Managed property payroll expenses	6,600	6,409	1,488	4,771
Trademark license fees	3,004	2,795	579	712
Restructuring expenses	5,763	10,491	—	—
Acquisition transaction expenses	1,675	593	21,521	—
Impairment of long-lived assets	1,420	—	—	11,080
Office building operating expenses	—	1,010	217	757

Total operating expenses	729,842	677,518	170,108	726,207
OTHER INCOME	384	232	148	1,306

INCOME (LOSS) FROM OPERATIONS	282,059	265,567	25,475	(44,482)
INTEREST EXPENSE	257,656	212,474	49,598	—
ADEQUATE PROTECTION PAYMENTS IN LIEU OF INTEREST	—	—	—	167,070
INTEREST INCOME	(307)	(550)	(69)	(44)

INCOME (LOSS) BEFORE REORGANIZATION GAIN AND INCOME TAXES	24,710	53,643	(24,054)	(211,508)
REORGANIZATION GAIN-Net	—	—	—	3,430,528

INCOME (LOSS) BEFORE INCOME TAX EXPENSE (BENEFIT)	24,710	53,643	(24,054)	3,219,020
INCOME TAX EXPENSE (BENEFIT)	4,642	7,050	(1,495)	(120,454)

NET INCOME (LOSS)	20,068	46,593	(22,559)	3,339,474
NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	(1,549)	(1,062)	(449)	(1,545,522)

NET INCOME (LOSS) ATTRIBUTABLE TO CONTROLLING INTERESTS	$18,519	$45,531	$(23,008)	$1,793,952

See accompanying notes to consolidated and combined financial statements.

ESH HOSPITALITY LLC AND SUBSIDIARIES

(“SUCCESSOR”) AND ESH REIT

PREDECESSOR (“PREDECESSOR”)

CONSOLIDATED AND COMBINED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011, THE PERIOD FROM OCTOBER 8, 2010 THROUGH DECEMBER 31, 2010 AND THE PERIOD FROM JANUARY 1, 2010 THROUGH OCTOBER 7, 2010

(In thousands)

	Successor			Predecessor
	Year ended December 31, 2012	Year ended December 31, 2011	Period from October 8, 2010 through December 31, 2010	Period from January 1, 2010 through October 7, 2010
NET INCOME (LOSS)	$20,068	$46,593	$(22,559)	$3,339,474
FOREIGN CURRENCY TRANSLATION	87	71	—	—

COMPREHENSIVE INCOME (LOSS)	20,155	46,664	(22,559)	3,339,474
COMPREHENSIVE INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	(1,554)	(1,091)	(449)	(1,545,522)

COMPREHENSIVE INCOME (LOSS) ATTRIBUTABLE TO CONTROLLING INTERESTS	$18,601	$45,573	$(23,008)	$1,793,952

See accompanying notes to consolidated and combined financial statements.

ESH HOSPITALITY LLC AND SUBSIDIARIES (“SUCCESSOR”)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011 AND THE PERIOD FROM OCTOBER 8, 2010 THROUGH DECEMBER 31, 2010

(In thousands)

	Members’ Capital	Retained Earnings (Accumulated Deficit)	Foreign Currency Translation	Total Equity	Noncontrolling Interests	Total Equity
BEGINNING BALANCE—October 8, 2010	$—	$—	$—	$—	$—	$—
Issuance of capital	1,536,715	—	—	1,536,715	1,986	1,538,701
Net (loss) income	—	(23,008)	—	(23,008)	449	(22,559)
Equity–based compensation	—	—	—	—	290	290

BALANCE—December 31, 2010	1,536,715	(23,008)	—	1,513,707	2,725	1,516,432
Net income	—	45,531	—	45,531	1,062	46,593
Issuance of preferred units	73	—	—	73	—	73
Common distributions	—	(26,064)	—	(26,064)	—	(26,064)
Preferred distributions	—	(16)	—	(16)	—	(16)
Equity–based compensation	5,020	—	—	5,020	(290)	4,730
Other	—	—	—	—	(1,601)	(1,601)
Foreign currency translation adjustment	—	—	42	42	29	71

BALANCE—December 31, 2011	1,541,808	(3,557)	42	1,538,293	1,925	1,540,218
Net income	—	18,519	—	18,519	1,549	20,068
Common distributions	(813,512)	(12,680)	—	(826,192)	(397)	(826,589)
Preferred distributions	—	(16)	—	(16)	—	(16)
Member contributions	5,925	—	—	5,925	75	6,000
Equity-based compensation	6,428	—	—	6,428	—	6,428
Foreign currency translation adjustment	—	—	82	82	5	87

BALANCE—December 31, 2012	$740,649	$2,266	$124	$743,039	$3,157	$746,196

See accompanying notes to consolidated and combined financial statements.

ESH REIT PREDECESSOR (“PREDECESSOR”)

COMBINED STATEMENT OF CHANGES IN EQUITY

FOR THE PERIOD FROM JANUARY 1, 2010 THROUGH OCTOBER 7, 2010

(In thousands)

	Capital	(Accumulated Deficit) Retained Earnings	Total Owners’ (Deficit) Equity	Noncontrolling Interests	Total Combined (Deficit) Equity
BALANCE—January 1, 2010	$266,789	$(918,139)	$(651,350)	$(1,324,367)	$(1,975,717)
Net income	—	1,793,952	1,793,952	1,545,522	3,339,474
Distributions—HVM LLC	—	—	—	(1,633)	(1,633)

BALANCE—October 7, 2010	$266,789	$875,813	$1,142,602	$219,522	$1,362,124

See accompanying notes to consolidated and combined financial statements.

ESH HOSPITALITY LLC AND SUBSIDIARIES

(“SUCCESSOR”) AND ESH REIT

PREDECESSOR (“PREDECESSOR”)

CONSOLIDATED AND COMBINED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011, THE PERIOD FROM OCTOBER 8, 2010 THROUGH DECEMBER 31, 2010 AND THE PERIOD FROM JANUARY 1, 2010 THROUGH OCTOBER 7, 2010

(In thousands)

	Successor			Predecessor
	Year ended December 31, 2012	Year ended December 31, 2011	Period from October 8, 2010 through December 31, 2010	Period from January 1, 2010 through October 7, 2010
OPERATING ACTIVITIES:
Net income (loss)	$20,068	$46,593	$(22,559)	$3,339,474
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	128,564	119,064	26,637	289,766
Amortization and write-off of deferred financing costs	45,365	10,428	2,363	—
Amortization of intangible assets	1,374	1,374	318	868
Amortization of above-and below-market ground leases	(136)	(111)	(25)	9
Loss on disposal of property and equipment	3,499	643	—	5,141
Loss on sale of office building	—	1,553	—	—
Impairment of long-lived assets	1,420	—	—	11,080
Equity-based compensation	6,428	4,730	290	—
Deferred income tax expense (benefit)	2,387	(2,499)	(2,063)	(120,994)
Reorganization gain, net	—	—	—	(3,430,528)
Changes in assets and liabilities:
Accounts receivable, net	(2,879)	(1,901)	2,959	(3,474)
Other assets	(11,634)	726	15,151	2,294
Accounts payable and accrued liabilities	(287)	(54)	(7,387)	27,614
Accrued adequate protection payments in lieu of interest	—	—	—	7,537

Net cash provided by operating activities before reorganization items	194,169	180,546	15,684	128,787
Cash effect of reorganization items	—	—	—	(22,816)

Net cash provided by operating activities	194,169	180,546	15,684	105,971

INVESTING ACTIVITIES:
Purchases of property and equipment	(271,464)	(106,064)	(11,583)	(38,034)
Acquisition of hotels, property, and equipment—net of cash acquired	(128,299)	—	(3,642,695)	—
Decrease (increase) in restricted cash	175,167	16,463	(239,774)	(3,691)
Proceeds from insurance recoveries	754	—	—	—
Proceeds from sale of office building	—	11,586	—	—
Proceeds from litigation settlement	—	26,994	—	—
Decrease (increase) in cash collateral for insurance reserves	—	7,626	(15,475)	—

Net cash used in investing activities	(223,842)	(43,395)	(3,909,527)	(41,725)

FINANCING ACTIVITIES:
Proceeds from mortgage loans	2,520,000	—	2,000,000	—
Principal payments on mortgage loans	(1,974,511)	(24,067)	(1,964)
Proceeds from mezzanine loans	1,080,000	—	700,000	—
Principal payments on mezzanine loans	(700,000)	—	—	—
Payment of deferred financing costs	(64,619)	—	(57,129)	—
Issuance of preferred units—net of issuance costs	—	73	—	—
Preferred distributions	(16)	(16)	—	—
Common distributions	(826,192)	(26,064)	—	—
Contributions	—	—	1,262,979	—
Contributions from noncontrolling interests	75	—	—	—
Distributions to noncontrolling interests	(397)	—	—	(1,633)

Net cash provided by (used in) financing activities	$34,340	$(50,074)	$3,903,886	$(1,633)

		(Continued )

ESH HOSPITALITY LLC AND SUBSIDIARIES

(“SUCCESSOR”) AND ESH REIT PREDECESSOR

(“PREDECESSOR”)

CONSOLIDATED AND COMBINED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011, THE PERIOD FROM OCTOBER 8, 2010 THROUGH DECEMBER 31, 2010 AND THE PERIOD FROM JANUARY 1, 2010 THROUGH OCTOBER 7, 2010

(In thousands)

	Successor			Predecessor
	Year ended December 31, 2012	Year ended December 31, 2011	Period from October 8, 2010 through December 31, 2010	Period from January 1, 2010 through October 7, 2010
CHANGES IN CASH AND CASH EQUIVALENTS DUE TO CHANGES IN FOREIGN CURRENCY EXCHANGE RATES	$136	$71	$—	$—

NET INCREASE IN CASH AND CASH EQUIVALENTS	4,803	87,148	10,043	62,613
CASH AND CASH EQUIVALENTS—Beginning of period	98,500	11,352	1,309	77,868

CASH AND CASH EQUIVALENTS—End of period	$103,303	$98,500	$11,352	$140,481

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash payments for adequate protection payments and interest, excluding prepayment and other penalties	$196,350	$219,239	$30,017	$159,533

Cash payments for reorganization items-professional fees	$—	$—	$—	$22,816

Income tax payments—net of refunds of $66, $118, $15 and $53	$11,349	$1,161	$73	$1,755

NONCASH INVESTING AND FINANCING ACTIVITIES:
Contribution of Sponsors’ interests in former mortgage debt of acquired entities	$—	$—	$273,736	$—

Capital expenditures included in accounts payable and accrued liabilities	$13,625	$13,867	$3,652	$5,169

Acquisition of hotels, property, and equipment, paid by Sponsors on behalf of ESH Hospitality LLC	$3,925	$—	$—	$—

Payment of deferred financing costs, paid by Sponsors on behalf of ESH Hospitality LLC	$2,000	$—	$—	$—

See accompanying notes to consolidated and combined financial statements. (Concluded)

ESH HOSPITALITY LLC AND SUBSIDIARIES (“SUCCESSOR”) AND ESH

REIT PREDECESSOR (“PREDECESSOR”)

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2011 AND FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011, THE PERIOD FROM OCTOBER 8, 2010 THROUGH DECEMBER 31, 2010 AND THE PERIOD FROM JANUARY 1, 2010 THROUGH OCTOBER 7, 2010

1.	BUSINESS, ORGANIZATION AND BASIS OF CONSOLIDATION AND COMBINATION

ESH Hospitality LLC (“ESH REIT” or the “Company”), a Delaware limited liability company, is a hotel owner of 682 extended-stay hotels. ESH REIT is directly owned by ESH Hospitality Holdings LLC (“Holdings”), a Delaware limited liability company, whose members are investment funds sponsored and managed by Centerbridge Partners L.P., Paulson & Co. Inc., and The Blackstone Group L.P. and their affiliates (collectively, the “Sponsors”).

As of December 31, 2012 and 2011, ESH REIT owned 679 and 662 hotel properties, respectively, in operation in 44 U.S. states, consisting of approximately 75,400 and 73,200 rooms, respectively, and three hotels in operation in Canada, consisting of approximately 500 rooms. The hotels are operated under the brand names “Extended Stay America,” “Homestead Studio Suites,” “Extended Stay Deluxe,” “Studio Plus,” “Crossland,” “Extended Stay” and “Extended Stay Hotels.” The brand names are owned by ESH Hospitality Strategies LLC (“ESH Strategies”) whose subsidiary licenses the brand names to ESH REIT’s operating subsidiaries (see Note 12).

ESH REIT Predecessor (“ESH REIT Predecessor” or the “Predecessor”) is not a legal entity, but rather a combination of certain assets and operating companies owned by Homestead Village LLC (“Homestead Village”). These assets and operating companies represent those which were acquired by ESH REIT on October 8, 2010 (see further discussion below). As further discussed below, 74 of 75 entities were acquired and emerged from bankruptcy protection on October 8, 2010. ESH REIT Predecessor reflects the financial position and results of operations of Homestead Village excluding the business and operations related to the hotels’ brand names and trademarks. The Predecessor’s results of operations for the period from January 1, 2010 through October 7, 2010 reflect allocations of certain corporate costs and management believes such allocations are reasonable. The Predecessor’s combined financial statements may not be indicative of ESH REIT’s future performance and do not necessarily reflect what the Predecessor’s financial position, results of operations, comprehensive income and cash flows would have been had the Predecessor operated as an independent, stand-alone legal entity during the period from January 1, 2010 through October 7, 2010.

ESH REIT (also referred to as the “Successor”) and the Predecessor have contracted with HVM L.L.C. (“HVM”), a separate, independently owned hotel management and administrative services company, to manage the hotels and provide certain other administrative services. HVM is indirectly owned by individuals who are each active in the business of HVM and is managed by an entity indirectly owned by employees of the Sponsors.

Homestead Village, a Delaware limited liability company, was a hotel owner and operator of 662 hotel properties in 44 U.S. states, consisting of approximately 73,200 rooms and three hotels in operation in Canada, consisting of approximately 500 rooms. The hotels were operated under the brand names “Extended Stay America,” “Homestead Studio Suites,” “Extended Stay Deluxe,” “Studio Plus,” “Crossland,” “Extended Stay” and “Extended Stay Hotels.” The hotels operated under brand names that were owned by Homestead Village and its subsidiaries. Homestead Village contracted with HVM to manage the hotels and provide certain other administrative services.

On June 15, 2009, Homestead Village and 69 of its subsidiaries filed voluntary petitions for relief under the provisions of Chapter 11 of Title 11 of the United States Bankruptcy Code (the “Bankruptcy Code”) in the United States Bankruptcy Court (the “Court”). On February 18, 2010, five additional voluntary petitions for relief under the provisions of Chapter 11 of Title 11 of the Bankruptcy Code were filed in the Court by subsidiaries of Homestead Village (collectively, the 75 entity filers are referred to herein as the “Debtors”). The reorganization cases were jointly administered as “In re: Extended Stay Inc., et al” Case No. 09-13764 (JMP).” The Debtors continued to operate their businesses as debtors-in-possession under the jurisdiction of the Court and in accordance with the applicable provisions of the Bankruptcy Code and orders of the Court. HVM did not file for bankruptcy.

The Debtors filed their Fifth Amended Plan of Reorganization (“Reorganization Plan” or “Plan of Reorganization”) on June 8, 2010. On July 20, 2010, the Court entered its order confirming the Debtors’ proposed Fifth Amended Plan of Reorganization Plan. Under the Plan of Reorganization, 74 of the 75 Debtors emerged from bankruptcy protection on October 8, 2010 (the “Acquisition Date”) upon sale of substantially all of Homestead Village’s businesses, assets and operations of the Company.

On the Acquisition Date, ESH REIT and ESH Strategies completed the acquisition of the 665 hotels directly and indirectly owned by the 74 Debtors which were auctioned by the former debtors of Homestead Village. The majority of the acquired assets and operating companies were acquired by the ESH REIT; ESH Strategies acquired primarily the licenses and brand names under which the Company’s hotels operate. As a result of the emergence from bankruptcy and the related equity infusion, the majority of Homestead Village changed ownership, which triggered the application of acquisition accounting, in accordance with ASC 805, Business Combinations, to the acquired assets and liabilities. Therefore, the consolidated and combined financial statements of the Successor and Predecessor are not comparable due to the fair value allocations associated with the acquisition (See Note 5).

The accompanying consolidated financial statements of the Successor (subsequent to the Acquisition Date) and the combined financial statements of the Predecessor (prior to the Acquisition Date) have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The period from October 8, 2010 through December 31, 2010 is referred to as the “2010 Successor Period” and the period from January 1, 2010 through October 7, 2010 is referred to as the “2010 Predecessor Period.”

Equity interests in HVM are reflected as noncontrolling interests in the accompanying consolidated and combined financial statements (see Note 11). All intercompany accounts and transactions have been eliminated.

2.	PROCEEDINGS UNDER THE BANKRUPTCY CODE AND THE REORGANIZATION

On June 15, 2009, the Debtors obtained Court approval to set a claim bar date of January 15, 2010 as the last day for filing proofs of claim in the Chapter 11 cases against the 70 Debtors that filed their Chapter 11 cases. The 70 Debtors subsequently provided notice of the bar date to creditors. The 70 Debtors received approximately 1,900 claims as of the bar date aggregating approximately $9.4 billion (excluding any unliquidated and contingent amounts). The five debtors received three de minimis claims as of the claims bar date of August 17, 2010, all of which were subsequently disallowed (excluding any unliquidated amounts).

An Unsecured Creditors Committee (“UCC”) was appointed by the Court to represent the interests of persons with unsecured claims against the Debtors. Additionally, a Special Servicer, as provided for under the Debtors’ $4.1 billion mortgage loan documents, was appointed to oversee the interests of the securitization trust holding the $4.1 billion mortgage loan of certain of the Debtors. Under the Bankruptcy Code, unless creditors agree otherwise and subject to applicable objections, pre-petition liabilities and post-petition liabilities must be satisfied in full before equity investors receive any distribution or retain any property under a plan of reorganization.

The Reorganization—The Predecessor incurred significant costs and recognized significant gains associated with its reorganization and the discharge of certain liabilities in connection with the Plan of Reorganization.

Within the combined statement of operations for the 2010 Predecessor Period, a gain, net of expenses, was recognized as a direct result of the Plan of Reorganization and is summarized as follows (in thousands):

Professional fees(1)	$(54,505)
Funding to Litigation Trust(2)	(5,000)
Gain on discharge of pre-petition liabilities and other, net:(3)
Discharge of mezzanine loans and accrued interest	3,304,631
Partial discharge of mortgage loans	179,294
Partial discharge of subordinated notes	5,748
Partial discharge of unsecured general obligations	360

Reorganization gain, net	$3,430,528

(1)	Professional fees include financial and legal services directly associated with the bankruptcy filing and reorganization process.
(2)	The Litigation Trust includes funds that were set aside under the Plan of Reorganization to address certain legal claims.
(3)	Gain on discharge of pre-petition liabilities and other, net resulted primarily from the difference between the amount of pre-petition liabilities recorded on the Predecessor’s books and confirmed amounts payable for such claims under the Plan of Reorganization.

Key elements of the Predecessor’s Plan of Reorganization confirmed by the Court on July 20, 2010 included:

•

Sale, on the Acquisition Date, of substantially all of the assets of the Debtors for approximately $4.0 billion, the proceeds of which were used to fund the Mortgage Indemnification Fund and the Litigation Trust in the amount of approximately $20.0 million and $5.0 million, respectively, with the remaining proceeds transferred to the Securitization Trust for the benefit of secured mortgage holders and other obligations of the Debtors. The Mortgage Indemnification Fund was created for the benefit of the mortgage holders with the $20.0 million also transferred to the Securitization Trust, and the Litigation Trust was created for the benefit of unsecured creditors.

•

Surrender of cash collateral of the Debtors on October 8, 2010 in the amount of $127.6 million, of which approximately $65.0 million was used to fund the Administrative and Priority Reserve and approximately $62.6 million was transferred to the Special Servicer to be applied to the mortgage loans and other obligations of the Debtors. The Administrative and Priority Reserve was used to fund professional fees, allowed administrative and priority claims, HVM incentive payments, with any remaining amount, to the extent available, transferred to the Special Servicer for the benefit of the Securitization Trust.

•	Discharge of approximately $3.3 billion of unsecured mezzanine loans including accrued interest.

•	Partial discharge of approximately $179.3 million of the mortgage loans payable.

•	Partial discharge of approximately $5.8 million of subordinated notes, including principal and accrued interest.

•	Partial discharge of approximately $0.4 million of unsecured general obligations of the Debtors.

•	Discharge of a receivable from a former parent company of approximately $19.6 million which was fully reserved by the Predecessor.

•

Discharge of unpaid lease obligations due from certain Extended Stay Inc. (“ESI”) hotel operating subsidiaries to certain ESI hotel owner subsidiaries in the approximate amount of $160.3 million, which was eliminated in consolidation.

•

Discharge of advance from BHAC Capital IV LLC to an ESI hotel operating subsidiary in the amount of $6.5 million, plus accrued interest of approximately $1.5 million, which was eliminated in consolidation.

•

Discharge of a note receivable and payable between subsidiaries of the Predecessor of approximately $81.8 million, plus accrued interest of approximately $1.7 million, which was eliminated in consolidation. No payments on the note were made during 2010.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Reorganization Accounting—ASC 852, Reorganizations, is applicable to companies operating under Chapter 11 of the Bankruptcy Code and generally does not change the manner in which financial statements are prepared. However, it does require that the financial statements for periods subsequent to the filing of the Chapter 11 petition distinguish transactions and events that are directly associated with the reorganization from the ongoing operations of the business.

Revenues, expenses, realized gains and losses, and provisions for losses that can be directly associated with the reorganization and restructuring of the business are required to be reported separately as reorganization items in the statement of operations. The Predecessor ceased the accrual and payment of interest on all unsecured debt obligations because the Bankruptcy Code prohibits the payment of interest on unsecured obligations unless the debtor is solvent. The Court approved adequate protection payments in lieu of interest (calculated using contractual rates of interest) on the secured obligations and such costs are separately classified in the statements of operations and cash flows for the 2010 Predecessor Period.

As discussed in Note 2, “reorganization gain, net” presented in the combined statement of operations for the 2010 Predecessor Period reflects the confirmation of the Plan of Reorganization, including (a) the payment of various professional fees, (b) funding the Litigation Trust and (c) gains recognized from the settlement of pre-petition liabilities subject to compromise at amounts confirmed by the Plan of Reorganization.

Use of Estimates—The preparation of the accompanying consolidated and combined financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Management used significant estimates to determine the allocation of purchase price to assets that were acquired in 2012 and 2010 (see Note 5). Significant estimates also include the estimated useful lives of tangible assets as well as the assessment of tangible and intangible assets, including goodwill, for impairment, estimated liabilities for insurance reserves, and the grant-date fair value per Profit Unit (as defined in Note 15) related to equity-based compensation. Actual results could differ from those estimates.

Cash and Cash Equivalents—The Company considers all cash on hand, demand deposits with financial institutions, credit card receivables, and short-term, highly liquid investments with original maturities of three months or less to be cash equivalents. The Company has deposits in excess of $250,000 with financial institutions that are not insured by the Federal Deposit Insurance Corporation. The Company does not believe its cash and cash equivalents expose it to significant credit risk.

Accounts Receivable and Allowance for Doubtful Accounts—Provision for doubtful accounts is made when collection of receivables is considered doubtful. Balances are considered past due when payment is not received by the contractual due date. When management determines that receivables are uncollectible, they are written off against the allowance for doubtful accounts.

Restricted Cash—Restricted cash consists of amounts held in cash management accounts and in escrows for the payment of hotel occupancy/sales taxes, property taxes and insurance, capital improvements, ground leases, operating expenses (including management fees and reimbursements), and mortgage and mezzanine debt service, all as required by the Company’s mortgage and mezzanine loan agreements (see Note 8). As of December 31, 2011, restricted cash also included amounts held in a capital reserve escrow for ongoing replacements of furnishings and equipment.

Property and Equipment—Property and equipment additions are recorded at cost. Major improvements that extend the life or utility of property or equipment are capitalized and depreciated over a period equal to the shorter of the estimated useful life of the improvement or the remaining estimated useful life of the asset. Ordinary repairs and maintenance are charged to expense as incurred.

Depreciation and amortization are recorded on a straight-line basis over the following estimated useful lives:

Hotel buildings	20–49 years
Hotel building improvements	3–39 years
Hotel site improvements	2–15 years
Hotel furniture, fixtures, and equipment	1–10 years
Office furniture, fixtures, and equipment	1–7 years

Management assesses whether there has been impairment of the value of property and equipment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of property and equipment is measured by a comparison of the carrying amount of a hotel property to the estimated future undiscounted cash flows expected to be generated by the hotel property. Impairment is recognized when estimated future undiscounted cash flows, including proceeds from disposition, are less than the carrying value of the hotel property. The estimation of future undiscounted cash flows is inherently uncertain and relies upon assumptions regarding current and future economic and market conditions. If such conditions change, then an impairment charge to reduce the carrying value of the hotel property could occur in a future period in which conditions change.

To the extent that a hotel property is impaired, the excess carrying amount of the hotel property over its estimated fair value is charged to operating earnings. Fair value is determined based upon the discounted cash flows of the hotel property, quoted market prices, or independent appraisals, as considered necessary. The Company recognized impairment charges related to property and equipment of approximately $1.4 million, $0, $0 and $10.3 million for the years ended December 31, 2012 and 2011, the 2010 Successor Period and the 2010 Predecessor Period, respectively.

Intangible Assets and Liabilities—Intangible assets and liabilities include above- and below-market contracts, corporate customer relationships, and customer databases. Above- and below-market contracts, corporate customer relationships, and customer databases are amortized using the straight-line method over their estimated remaining useful lives, which in the case of contracts is typically the remaining non-cancelable term. Finite-lived intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the intangible asset may not be recoverable.

No impairment charges related to intangible assets were recognized during the years ended December 31, 2012 or 2011 or the 2010 Successor Period. An impairment charge of $0.7 million related to beneficial ground leases was recognized during the 2010 Predecessor Period (see Note 7).

Goodwill—Goodwill represents the excess purchase price over the fair value of net assets acquired. The Company tests for impairment at least annually in the fourth quarter. The Company tests for impairment more frequently if events or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. The Company has one operating segment, which is its reporting unit; therefore, management aggregates goodwill associated with all hotels when analyzing for potential impairment.

Effective in the fourth quarter of 2011, the Company adopted accounting guidance in which it first assesses qualitative factors to determine if it is not more likely than not that the fair value of its reporting unit is less than its carrying amount. No impairment charges related to goodwill were recognized during the years ended December 31, 2012 and 2011, the 2010 Successor Period or the 2010 Predecessor Period.

Property Acquisitions—The purchase price of net tangible and identified intangible assets and liabilities are allocated based on their relative fair values on the date of acquisition. The fair value of acquired hotels is determined on an “if-vacant” basis considering a variety of factors, including the physical condition and quality of the hotels, estimated rates, and valuation assumptions consistent with current market conditions. The “if-vacant” fair value is allocated to land and site improvements, building and improvements, and furniture, fixtures, and equipment based on independent appraisals and other relevant market data obtained in connection with the acquisition of the hotels. The results of operations of acquired hotel properties are included in the accompanying consolidated and combined statements of operations since their respective dates of acquisition.

Deferred Financing Costs—Costs incurred in obtaining financing are amortized over the terms of the related loans using the effective interest method. Upon repayment of, or in conjunction with a material change in the terms, of the underlying debt agreement, remaining unamortized costs are charged to earnings. During the year ended December 31, 2012, approximately $34.4 million of unamortized deferred financing costs related to the prepayment of mortgage and mezzanine loans were charged to earnings and are included in interest expense in the accompanying consolidated and combined statement of operations. Amortization of deferred financing costs unrelated to the prepayment of mortgage and mezzanine loans, which is also included in interest expense in the accompanying consolidated and combined statements of operations, was approximately $11.0 million, $10.4 million and $2.4 million for the years ended December 31, 2012 and 2011 and the 2010 Successor Period, respectively. For the 2010 Predecessor Period, the Predecessor did not record amortization of deferred financing costs.

Revenue Recognition—Room revenues and other hotel revenues are recognized when services are provided. Amounts paid in advance by customers are recorded in accounts payable and accrued liabilities in the accompanying consolidated and combined balance sheets. Other hotel revenues primarily consist of revenues derived from guest laundry, pet fees, internet fees, additional housekeeping, telephone, and other miscellaneous fees or services. Occupancy, hotel, and sales taxes collected from customers and remitted to the taxing authorities are excluded from revenues in the accompanying consolidated and combined statements of operations.

Advertising Costs—Advertising costs are expensed as incurred. Internet advertising costs are included in hotel operating expenses and all other advertising costs are included in general and administrative expenses. For the year ended December 31, 2012, advertising costs were $25.2 million, $15.2 million of which are classified in hotel operating expenses and $10.0 million of which are classified in general and administrative expenses. For the year ended December 31, 2011, the 2010 Successor Period and the 2010 Predecessor Period, advertising costs were $7.7 million, $1.4 million and $5.6 million, respectively and were classified in hotel operating expenses in the accompanying consolidated and combined statement of operations.

Operating Leases—Operating lease expense is recognized on a straight-line basis over the terms of the related leases.

Fair Value of Financial Instruments—U.S. GAAP establishes a three-level valuation hierarchy based upon observable and unobservable inputs for fair value measurement of financial instruments:

Level 1—Observable inputs, such as quoted prices in active markets at the measurement date for identical assets or liabilities

Level 2—Significant inputs that are observable, directly or indirectly, such as other quoted prices in markets that are not active or inputs which are observable, either directly or indirectly, for substantially the full term of the asset or liability

Level 3—Significant unobservable inputs for which there is little to no market data and for which the Company makes its own assumptions about how market participants would price the asset or liability

Fair value is defined as the price that would be received when selling an asset or the price paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). In instances where inputs used to measure fair value fall into different levels of the fair value hierarchy, the level in the fair value hierarchy within which the fair value measurement in its entirety has been determined is based on the lowest-level input significant to the fair value measurement in its entirety. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability.

The Company’s financial instruments consist of cash and cash equivalents, restricted cash, accounts receivable, accounts payable and accrued liabilities, and mortgage and mezzanine loans. The carrying value of cash and cash equivalents, restricted cash, accounts receivable, and accounts payable and accrued liabilities are representative of their fair value due to the short-term nature or frequent settlement of these instruments. The fair value of mortgage and mezzanine loans was estimated using Level 3 inputs and was determined by comparing current borrowing rates and risk spreads offered in the market to the stated interest rates and spreads on the Company’s current mortgage and mezzanine loans (see Note 8).

Derivative Instruments—Derivative instruments, including certain derivative instruments embedded in other contracts, are recorded in the accompanying consolidated balance sheets as either assets or liabilities measured at fair value. Changes in fair value are recognized currently in earnings unless specific hedge accounting criteria are met. The Company does not enter into derivative financial instruments for trading or speculative purposes.

Insurance Reserves—The Company utilizes various high-deductible insurance programs for general liability and health insurance claims. During October 2012, the Company entered into a high-deductible insurance program for workers’ compensation claims. Such retained losses require estimates in determining the liability for claims arising under these programs. Workers’ compensation, general liability, and health insurance liabilities are estimated using independent actuarial evaluations based on historical and projected claims and medical cost trends. As of December 31, 2012 and 2011, approximately $13.9 million and $8.4 million, respectively, of liabilities for such high-deductible insurance programs are included in accounts payable and accrued liabilities in the accompanying consolidated and combined balance sheets.

Variable Interest Entity—Each of the Company and the Predecessor holds, or held, a variable interest in HVM, a separate, independently owned hotel management and administrative services company (see Note 11). The Company’s maximum exposure to loss as a result of its involvement with HVM is related to the need to secure alternative hotel management services and systems support if HVM were ever unable to fulfill its obligations under its management agreements with the Company. The assets of HVM cannot be used to settle obligations of the Company and the Company’s assets cannot be used to settle obligations of HVM. For the years ended December 31, 2012 and 2011, the 2010 Successor Period and the 2010 Predecessor Period, the Company or the Predecessor represented approximately 97% of the business conducted by HVM. The Company and the Predecessor have concluded that each is, or was, the primary beneficiary of HVM and, as a result, have consolidated the financial position, results of operations, comprehensive income, and cash flows of HVM. Since the Company and the Predecessor have, or had, no equity interest in HVM, the results of operations and members’ capital of HVM are reported as noncontrolling interests in the accompanying consolidated and combined financial statements.

HVM provides hotel management and administrative services, including the supervision, direction, and control of the operations, management, and promotion of the hotel properties in a manner associated with extended-stay hotels of similar size, type, or usage in similar locations. See summarized financial information of HVM in Note 11.

Income Taxes—The Company elected to be treated as a C corporation for tax purposes. The Company elected to be taxed and expects to continue to qualify as a REIT under the provisions of the Internal Revenue Code of 1986, as amended (the “Code”). A REIT is generally not subject to federal income tax on its separately filed federal tax return as long as the Company complies with various requirements to maintain its status, including the distribution of at least 90% of its taxable income, excluding capital gains. ESH REIT may be subject to certain state and local income taxes where REIT status is not recognized.

Three subsidiaries of the Company (the “Operating Lessees”) have elected to be treated as taxable REIT subsidiaries. As such, the Operating Lessees are generally subject to federal, state, local, and/or foreign income taxes on their separate tax returns. The Operating Lessees recognize deferred tax assets and liabilities using the asset and liability method, under which deferred tax assets and liabilities are calculated based upon the temporary differences between the financial statement and income tax bases of assets and liabilities using currently enacted tax rates. Valuation allowances are provided if, based upon the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized in future periods. The realization of deferred tax assets is primarily dependent on estimated future taxable income. A change in the estimate of future taxable income may require an addition to, or a reduction of, the valuation allowance.

HVM is a limited liability company that is not generally subject to federal income taxes; accordingly, income taxes have not been recognized in the accompanying consolidated and combined financial statements for HVM. For income tax purposes, the operating results of HVM are reportable by its members. HVM may be subject to state and local taxes in certain jurisdictions.

Foreign Currency Translation—The financial statements of the Company’s Canadian subsidiaries and its investments therein are maintained in their functional currency, the Canadian dollar (“C$”), and their income and expenses are translated into U.S. dollars using the average exchange rate for the period. The assets and liabilities of the Company’s Canadian investments are translated into U.S. dollars using the exchange rate in effect at the balance sheet date. The resulting translation adjustments are reflected in foreign currency translation in the accompanying consolidated and combined balance sheets. Foreign currency transaction gains and losses are included in the determination of income from operations. Foreign currency transaction losses of $0.1 million, $0.2 million, $10,000, and $8,000 are included in general and administrative expenses in the accompanying consolidated and combined statements of operations for the years ended December 31, 2012 and 2011, the 2010 Successor Period and the 2010 Predecessor Period, respectively.

Comprehensive Income (Loss)—Comprehensive income (loss) includes net income (loss) and other comprehensive income (loss), which consists of foreign currency translation adjustments. Comprehensive income (loss) is presented in the accompanying consolidated and combined statements of comprehensive income (loss), and foreign currency translation is displayed as a separate component of consolidated or combined equity.

Equity-Based Compensation—The Company grants, at no cost or consideration, restricted limited liability interests in Holdings to key employees of HVM and members of the boards of managers of Holdings as compensation. The Company measures equity-based compensation for these limited liability interests based on their grant-date fair values. That cost is recognized on a straight-line basis over the requisite service period of each grant, considered to be four years.

Segments—The Company’s hotel operations represent a single operating segment based on the way the Company manages its business. The Company’s hotels provide similar services, use similar processes to sell those services and sell their services to similar classes of customers. The amounts of long-lived assets and net sales outside the U.S. are not significant for any of the periods presented.

Subsequent Events—In connection with the preparation of the accompanying consolidated and combined financial statements, the Company has evaluated events and transactions occurring after December 31, 2012, for potential recognition or disclosure through July 15, 2013 the date that the accompanying consolidated and combined financial statements were available to be issued.

Recently Issued Accounting Standards

Cumulative Translation Adjustment—In March 2013, the FASB issued an accounting standards update that indicates when the cumulative translation adjustment (“CTA”) related to an entity’s investment in a foreign entity should be released to earnings. The CTA should be released when an entity sells a foreign subsidiary or a group of net assets within a foreign entity and the sale represents the substantially complete liquidation of the investment in a foreign entity. The CTA should also be released when an entity no longer has a controlling financial interest in an investment in a foreign entity. This updated accounting standard is effective for fiscal and interim reporting periods beginning after December 15, 2013, and shall be applied prospectively. The Company is currently evaluating the impact of adopting the updated accounting standard, but it does not expect the adoption to have a material effect on the Company’s consolidated and combined financial statements.

Other Comprehensive Income—In February 2013, the FASB issued guidance requiring companies to present either in a single note or parenthetically on the face of the financial statements the effect of significant amounts reclassified from each component of comprehensive income based on its source and the income statement line items affected by the reclassification. This guidance is effective for fiscal and interim reporting periods beginning after December 15, 2012. The adoption of this guidance did not have a material effect on the Company’s accompanying consolidated and combined financial statements.

In June 2011, the FASB issued guidance eliminating the option to present components of other comprehensive income as part of the statement of changes in stockholders’ equity. The guidance requires that all nonowner changes in stockholders’ equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The guidance did not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. The Company adopted this new accounting guidance on January 1, 2012, and added an additional financial statement, a consolidated and combined statement of comprehensive income, to display comprehensive income in its consolidated and combined financial statements to comply with this guidance.

Goodwill—In September 2011, the FASB issued guidance that permits an entity to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, after assessing the totality of events and circumstances, an entity determines it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing the two-step quantitative goodwill impairment test is not required. The Company adopted this accounting guidance during the fourth quarter of 2011 and used the qualitative assessment for its impairment analysis for goodwill in 2012 and 2011. The adoption of this guidance did not have a material impact on the Company’s accompanying consolidated and combined financial statements.

4.	COMBINED FINANCIAL INFORMATION OF ENTITIES IN CHAPTER 11

Since the combined financial statements of ESH REIT Predecessor include entities not in Chapter 11 reorganization proceedings, the following presents combined financial information of ESH REIT Predecessor’s entities in Chapter 11 reorganization proceedings. The combined financial information has been prepared, in all material respects, on the same basis as the combined financial statements of ESH REIT. As of October 7, 2010, the combined balance sheet of ESH REIT Predecessor’s entities in Chapter 11 is presented as follows (in thousands):

Combined Debtors-in-Possession
Balance Sheet
ASSETS
PROPERTY AND EQUIPMENT—Net of accumulated depreciation of $1,223,951	$6,085,181
RESTRICTED CASH	3,898
CASH AND CASH EQUIVALENTS	139,172
INTANGIBLE ASSETS—Net of accumulated amortization of $2,058	16,073
ACCOUNTS RECEIVABLE—Net of allowance for doubtful accounts of $381	15,997
DEFERRED INCOME TAX ASSET	3,162
OTHER ASSETS	36,092

TOTAL ASSETS	$6,299,575

LIABILITIES AND EQUITY

LIABILITIES:
Accounts payable and accrued liabilities	$122,512
Liabilities confirmed under the Debtors’ Plan of Reorganization:
Mortgages payable	3,929,056
Accrued reorganization items	41,111
Accrued adequate protection payments in lieu of interest	17,422
Accrued occupancy, sales, and use taxes	4,825
Accrued litigation trust	5,000
Subordinated notes	2,803
Pre-petition accounts payable	450

Total liabilities confirmed under the Debtors’ Plan of Reorganization	4,000,667

Deferred income tax liability	811,434

Total liabilities	4,934,613

COMMITMENTS AND CONTINGENCIES
EQUITY	1,364,962

TOTAL LIABILITIES AND EQUITY	$6,299,575

The combined statement of operations of ESH REIT Predecessor’s entities in Chapter 11 is presented as follows for the 2010 Predecessor Period (in thousands):

Combined Debtors-in-Possession
Statement of Operations
REVENUES:
Room revenues	$659,447
Other hotel revenues	13,215
Other revenues	1,431

Total revenues	674,093

OPERATING EXPENSES:
Hotel operating expenses	404,631
General and administrative expenses	14,047
Depreciation and amortization	290,865
Trademark license fees	712
Impairment of long-lived assets	30,684
Office building operating expenses	757

Total operating expenses	741,696

OTHER INCOME	1,330

LOSS FROM OPERATIONS	(66,273)
ADEQUATE PROTECTION PAYMENTS IN LIEU OF INTEREST	167,070
INTEREST INCOME	(13)

LOSS BEFORE REORGANIZATION GAIN AND INCOME TAXES	(233,330)
REORGANIZATION GAIN—Net	3,514,750

INCOME BEFORE INCOME TAX BENEFIT	3,281,420

INCOME TAX BENEFIT	(120,454)

NET INCOME	$3,401,874

The combined statement of cash flows of ESH REIT Predecessor’s entities in Chapter 11 is presented as follows for the 2010 Predecessor Period (in thousands):

Combined Debtors-in-Possession
Statement of Cash Flows
OPERATING ACTIVITIES:
Net income	$3,401,874
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	288,969
Amortization of intangible assets	1,887
Amortization of above- and below-market ground leases	9
Loss on disposal of property and equipment	5,141
Impairment of long-lived assets	30,684
Deferred income tax benefit	(120,994)
Reorganization gain, net	(3,514,750)
Change in assets and liabilities:
Accounts receivable	(3,484)
Other assets	3,131
Accounts payable and accrued liabilities	30,125
Accrued adequate protection payments in lieu of interest	7,538

Net cash provided by operating activities before reorganization items	130,130
Cash effect of reorganization items	(22,816)

Net cash provided by operating activities	107,314

INVESTING ACTIVITIES:
Purchases of property and equipment	(38,647)
Increase in restricted cash	(3,691)

Net cash used in investing activities	(42,338)

NET INCREASE IN CASH AND CASH EQUIVALENTS	64,976
CASH AND CASH EQUIVALENTS—Beginning of period	74,196

CASH AND CASH EQUIVALENTS—End of period	$139,172

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash payments for reorganization items—professional fees	$22,816

Cash payments for adequate protection payments and interest	$159,533

Income tax payments—net of refunds of $53	$1,509

Noncash investing activity—capital expenditures included in accounts payable and accrued liabilities	$5,157

5.	ACQUISITIONS

2012 HFI Acquisition—On December 13, 2012, the Company acquired the assets and assumed the liabilities of 17 hotels from HFI Acquisitions Company LLC for cash consideration of approximately $131.8 million. The acquisition was accounted for as a business combination in accordance with ASC 805, Business Combinations, which requires that the consideration be allocated to the acquired assets and assumed liabilities based on their acquisition date fair values.

The following table summarizes the consideration transferred to acquire these 17 hotels, which HVM previously managed, and the purchase price allocation among the assets acquired and liabilities assumed (in thousands):

	Amount	Estimated Useful Life
Land and site improvements	$61,686	5–11 years
Building and improvements	59,547	19–40 years
Furniture, fixtures, and equipment	10,598	3–10 years
Other assets and liabilities—net	(41)

Total purchase price	$131,790

The following table sets forth our room revenues, other hotel revenues, hotel operating expenses and depreciation and amortization, assuming the 17 HFI hotels had been acquired on January 1, 2011 (in thousands):

	Year ended December 31, 2012	Year Ended December 31, 2011
Room revenues	$1,014,335	$942,069
Other hotel revenues	17,266	19,135
Hotel operating expenses	506,399	476,293
Depreciation and amortization	136,386	127,120
Interest expense	264,691	219,867
Net income	24,603	49,117

These 17 acquired hotels contributed revenues of $1.3 million and income from operations of $0.6 million from December 13, 2012 through December 31, 2012. Legal, professional, and other fees directly related to the acquisition totaled $1.7 million for the year ended December 31, 2012, and are recorded in acquisition transaction expenses in the accompanying consolidated and combined statement of operations.

2010 Acquisition of the Predecessor—On the Acquisition Date, the Company completed the acquisition of the 665 hotels directly and indirectly owned by the 74 Debtors that were auctioned by the former debtors of Homestead Village, which were in Chapter 11 reorganization. The acquisition was accounted for as a business combination in accordance with ASC 805, Business Combinations.

The purchase price of approximately $3.9 billion, including assumed liabilities of $114.0 million, was allocated to tangible and intangible assets acquired and liabilities assumed based on their relative fair values. Fair value estimates were based on information obtained from independent appraisals, other market data, information obtained during due diligence and information related to the operating performance of specific hotels. The total purchase price of the acquisition exceeded the fair value of the acquired assets. As a result, the Company recorded approximately $55.6 million of goodwill. Goodwill arising from the acquisition recognizes, in part, the future earnings ability of the Company. For income tax purposes, goodwill is amortized over 15 years.

Assumed liabilities included working capital liabilities of $107.5 million, existing mortgage debt of $6.3 million, and a capital lease obligation of $0.2 million. The acquisition was financed with the issuance of new mortgage debt of $2.0 billion, new mezzanine loans of $700.0 million, and an equity investment from the Sponsors of approximately $1.5 billion, of which approximately $273.7 million consisted of the Sponsors’ interests in the former mortgage debt of the acquired entities.

The purchase price was allocated among the acquired assets and liabilities as follows (in thousands):

Land and site improvements	$1,242,119
Building and improvements	2,590,560
Furniture, fixtures and equipment	42,161
Intangible assets:
Goodwill	55,633
Customer relationships	26,800
Other—net	(1,939)
Other assets and liabilities—net	(39,865)

Total purchase price	$3,915,469

Acquisition related expenses—Legal, professional and other fees and costs directly related to the acquisitions as described above totaled $1.7 million, $0.6 million and $21.5 million for the years ended December 31, 2012 and 2011, and the 2010 Successor Period, respectively, and are recorded in acquisition transaction expenses in the accompanying consolidated and combined statements of operations.

6.	PROPERTY AND EQUIPMENT

Net investment in property and equipment as of December 31, 2012 and 2011, consists of the following (in thousands):

	2012	2011
Hotel properties:
Land and site improvements	$1,325,970	$1,252,426
Building and improvements	2,773,117	2,629,231
Furniture, fixtures, and equipment	271,547	101,531

Total hotel properties	4,370,634	3,983,188

HVM furniture, fixtures, and equipment	13,509	11,326
Undeveloped land parcel	1,821	1,821

Total cost	4,385,964	3,996,335

Less accumulated depreciation:
Hotel properties	(265,401)	(143,691)
HVM furniture, fixtures, and equipment	(9,941)	(8,512)

Total accumulated depreciation	(275,342)	(152,203)

Property and equipment—net	$4,110,622	$3,844,132

All of the Company’s hotel properties are pledged as security for the Company’s mortgage loans (see Note 8).

During the year ended December 31, 2012, the Company, using Level 3 unobservable inputs, recognized an impairment charge of approximately $1.4 million in the accompanying consolidated statement of operations. During the 2010 Predecessor Period, the Predecessor recognized an impairment charge of approximately $10.3 million.

The Company’s office building was sold to a third party on December 29, 2011, for $12.0 million, resulting in net proceeds of approximately $11.6 million and the recognition of a loss on sale of approximately $1.6 million, which is included in restructuring expenses in the accompanying consolidated statement of operations for the year ended December 31, 2011 (see Note 14).

7.	INTANGIBLE ASSETS AND GOODWILL

The Company’s intangible assets and goodwill as of December 31, 2012 and 2011, consist of the following (in thousands):

	2012
	Estimated Useful Life	Gross Carrying Amount	Accumulated Amortization	Net Book Value
Definite-lived intangible assets:
Customer relationships	20 years	$26,800	$(2,990)	$23,810
Customer email database	5 years	170	(76)	94

Total definite-lived intangible assets		26,970	(3,066)	23,904
Goodwill		55,633	—	55,633

Total intangible assets and goodwill		$82,603	$(3,066)	$79,537

	2011
	Estimated Useful Life	Gross Carrying Amount	Accumulated Amortization	Net Book Value
Definite-lived intangible assets:
Customer relationships	20 years	$26,800	$(1,650)	$25,150
Customer email database	5 years	170	(42)	128

Total definite-lived intangible assets		26,970	(1,692)	25,278
Goodwill		55,633	—	55,633

Total intangible assets and goodwill		$82,603	$(1,692)	$80,911

The weighted-average amortization period remaining for definite-lived intangible assets was approximately 18 years as of December 31, 2012. Estimated future amortization expense for intangible assets is as follows (in thousands):

Years Ending December 31
2013	$1,374
2014	1,374
2015	1,366
2016	1,340
2017	1,340
Thereafter	17,110

Total	$23,904

8.	DEBT

Summary—The Company’s outstanding debt as of December 31, 2012 and 2011, is as follows (in thousands):

	2012	2011
Mortgage loans	$2,525,708	$1,980,219
Mezzanine loans	1,080,000	700,000
Revolving credit facility	—	—

Total debt	$3,605,708	$2,680,219

During the years ended December 31, 2012 and 2011, the following transactions occurred (in thousands):

	2012	2011
Debt—beginning of year	$2,680,219	$2,704,286
Additions:
Proceeds from mortgage loans	2,520,000	—
Proceeds from mezzanine loans	1,080,000	—
Deductions:
Payments on mortgage loans	(1,974,511)	(24,067)
Payments on mezzanine loans	(700,000)	—

Debt—end of year	$3,605,708	$2,680,219

Mortgage and mezzanine loans as of December 31, 2012 and 2011, consisted of the following (in thousands):

Loan	Amount	Outstanding Principal— December 31, 2012	Outstanding Principal— December 31, 2011	Stated Interest Rate(2)	Interest Rate— December 31, 2012(4)	Interest Rate— December 31, 2011	Maturity Date		Amortization
Mortgage loans:
2012 Mortgage Loan:
Component A	$350,000	$350,000	$—	LIBOR(1) + 2.0547%	2.2687%	N/A	12/1/2014	(3)	Interest only
Component B	350,000	350,000	—	3.4047%	3.4047%	N/A	12/1/2017		Interest only
Component C	1,820,000	1,820,000	—	4.0547%	4.0547%	N/A	12/1/2019		Interest only
2010 Mortgage Loan	2,000,000	—	1,974,261	6.182%	N/A	6.182%	11/1/2015		Amortizing
Assumed Mortgage Loan	6,250	5,708	5,958	Greater of LIBOR(1) +	5.00%	5.00%	10/8/2014		Amortizing
				4.0% or 5.0%
2012 Mezzanine A Loan	500,000	500,000	—	8.25%	8.25%	N/A	12/1/2019		Interest only
2012 Mezzanine B Loan	330,000	330,000	—	9.625%	9.625%	N/A	12/1/2019		Interest only
2012 Mezzanine C Loan	250,000	250,000	—	11.50%	11.50%	N/A	12/1/2019		Interest only
2010 Senior Mezzanine Loan	350,000	—	350,000	9.75%	N/A	9.75%	11/1/2015		Interest only
2010 Junior Mezzanine Loan	350,000	—	350,000	12.00%	N/A	12.00%	11/1/2015		Interest only

Total		$3,605,708	$2,680,219

(1)	London Interbank Offering Rate.
(2)	The Company is a counterparty to an interest rate cap on one-month LIBOR at 3.0% with a notional amount and maturity date the same as those of 2012 Mortgage Loan Component A.
(3)	The Company has the option to extend the maturity date of Component A of the 2012 Mortgage Loan for up to three consecutive one-year periods.
(4)	The Company’s weighted-average interest rate at December 31, 2012 is approximately 5.43%.

On November 30, 2012, the Company refinanced its then-outstanding mortgage and mezzanine loans of approximately $2.7 billion. The Company entered into new mortgage and mezzanine loans totaling $3.6 billion and entered into an unsecured revolving credit facility of $100.0 million. The Company used the proceeds from the new mortgage and mezzanine loans to pay the outstanding principal and interest balances on the then-outstanding mortgage and mezzanine loans of approximately $2.7 billion, prepayment penalties and other costs of approximately $10.7 million, deferred financing costs of approximately $64.6 million, establish new escrows of approximately $124.3 million, and distribute approximately $723.2 million to the Sponsors. The Company’s monthly debt service obligation totaled approximately $18.5 million and $16.3 million prior to and subsequent to the debt refinancing, respectively.

The Company incurred approximately $45.1 million of debt extinguishment costs in connection with the debt refinancing, composed of the write-off of unamortized deferred financing costs related to the old mortgage and mezzanine loans of approximately $34.4 million and prepayment penalties and other costs of approximately $10.7 million. The debt extinguishment costs are included as a component of interest expense in the Company’s accompanying consolidated and combined statement of operations for the year ended December 31, 2012.

Mortgage Loans

2012 Mortgage Loan—On November 30, 2012, the Company entered into a $2.52 billion mortgage loan comprised of three components (the “2012 Mortgage Loan”). The 2012 Mortgage Loan requires interest-only payments of approximately $7.8 million due on the first day of each calendar month.

Up to $367.5 million ($52.5 million of Component A, $157.5 million of Component B, and $157.5 million of Component C of the 2012 Mortgage Loan) may be voluntarily prepaid at any time without incurring a prepayment premium or penalty. The Company may prepay Component A for a premium of 3.0% of the amount greater than $52.5 million from July 2, 2013 through January 1, 2014, and 1.0% from January 2, 2014 through July 1, 2014. After July 1, 2014, Component A may be prepaid without incurring a prepayment premium or penalty. Through January 1, 2015, Component B prepayments greater than $157.5 million will incur a yield maintenance premium of the greater of (i) 1.0% of the outstanding principal balance of Component B and (ii) the excess of the sum of the present values of the scheduled payments of interest and principal to be made with respect to the portion of Component B being prepaid, over the principal amount being prepaid. Through January 1, 2016, Component C prepayments greater than $157.5 million will incur a yield maintenance premium of the greater of (i) 1.0% of the outstanding principal balance of Component C and (ii) the excess of the sum of the present values of the scheduled payments of interest and principal to be made with respect to the portion of Component C being prepaid, over the principal amount being prepaid.

Substantially all of the Company’s hotel properties (680 of the Company’s 682 hotel properties) serve as collateral for the 2012 Mortgage Loan. Under certain limited circumstances, losses related to the 2012 Mortgage Loan and costs incurred by the lenders are guaranteed by certain of the Sponsors’ investment funds up to an aggregate liability of $252.0 million.

The occurrence of a mortgage loan event of default, a mezzanine loan default, a debt yield trigger event (a debt yield, as defined, less than 9.0%), or a guarantor bankruptcy triggers a cash trap event, as defined. During the period of a cash trap event, any excess cash flow, after all monthly requirements (including the payment of management fees and operating expenses) are fully funded, is held by the loan service agent as additional collateral for the 2012 Mortgage Loan. As of December 31, 2012, none of these events had occurred.

All receipts from the 680 mortgaged properties are required to be deposited into a domestic cash management account (“CMA”) for hotels in the U.S. and a Canadian CMA for hotels in Canada. Such CMAs are under the control of the loan service agent as specified by the terms of the mortgage loan agreement, mezzanine loan agreements, and cash management agreements. Receipts are allocated to CMA subaccounts for hotel occupancy/goods and services sales taxes, property taxes, insurance, ground leases, operating expenses (including management fees and reimbursements), capital improvements, and mortgage and mezzanine debt service. Funds in excess of a month’s Canadian waterfall requirements are converted to U.S. dollars and transferred to the domestic CMA. Funds in excess of a month’s domestic waterfall requirements are distributed to the Company so long as no cash trap event has occurred. On November 30, 2012, in conjunction with the closing of the 2012 Mortgage Loan, the Company was required to deposit $24.3 million into escrow, which is included in restricted cash on the accompanying consolidated and combined balance sheet as of December 31, 2012. An additional $100.0 million was deposited in escrow, and used in connection with the acquisition of 17 hotels from HFI Acquisitions Company LLC (see Note 5).

2010 Mortgage Loan—On the Acquisition Date, the Company entered into a $2.0 billion mortgage loan secured by 663 hotel properties (the “2010 Mortgage Loan”). The 2010 Mortgage Loan required constant monthly payments of $12.2 million due on the first day of each calendar month, consisting of principal and interest amortization. The 2010 Mortgage Loan was set to mature on November 1, 2015; however, the Company prepaid the mortgage loan on November 30, 2012, without premium or penalty. Collateral for the 2010 Mortgage Loan included the 663 hotel properties, an undeveloped land parcel and the ownership of certain subsidiaries. Under limited circumstances, losses related to the 2010 Mortgage Loan were guaranteed by certain of the Sponsors’ investment funds up to an aggregate of $200.0 million.

The occurrence of a mortgage loan event of default, a mezzanine loan default, a debt service coverage ratio, as defined, below 1.20, or a bankruptcy or certain other liquidity events of one of the Sponsors’ guarantors would trigger a cash trap event, as defined. During the period of a cash trap event, any excess cash flow, after all monthly requirements (including the payment of management fees and operating expenses) were fully funded, were held by the loan service agent as additional collateral for the 2010 Mortgage Loan. As of the date of the refinancing and December 31, 2011, none of these events had occurred.

All receipts from the 663 mortgaged properties were required to be deposited into a domestic CMA for hotels in the U.S. and a Canadian CMA for hotels in Canada. Such CMAs were under the control of the loan service agent as specified by the terms of the mortgage loan agreement, mezzanine loan agreements, and cash management agreements. Receipts were allocated to CMA subaccounts for hotel occupancy/goods and services sales taxes, property taxes, insurance, ground leases, operating expenses (including management fees and reimbursements), capital improvements, mortgage and mezzanine debt service, and excess operating expenses, if any. Funds in excess of a month’s Canadian waterfall requirements were converted to U.S. dollars and transferred to the domestic CMA. Funds in excess of a month’s domestic waterfall requirements were held by the loan service agent in an account designated as the borrower remainder account.

The Company was permitted to withdraw all funds in the borrower remainder account without limitation on the use of such funds, provided no event of default had occurred and no restricted distribution period, as defined, existed. A restricted distribution period was defined as any period in which the debt service coverage ratio and debt yield, as both terms were defined, were less than 1.75 and 16.0%, respectively, for two consecutive quarters calculated on a trailing 12-month basis. As of December 31, 2011, the Company was in a restricted distribution period as its debt service coverage ratio, as defined, was 1.62 and its debt yield, as defined, was 13.6%. In a restricted distribution period, provided no event of default had occurred, the Company was able to withdraw funds from the borrower remainder account for distributions to preferred interests and REIT owners up to defined individual income tax rate effects, and for uses related to the operation, development, and improvement of the hotel properties, subject to limitations. Upon repayment of the 2010 Mortgage Loan in November 2012, the Company withdrew approximately $126.2 million from the borrower remainder account, $97.1 million of which was ultimately distributed to the Sponsors and $29.1 million of which was used for working capital needs.

Assumed Mortgage Loan—Two of the Company’s hotel properties are subject to a mortgage loan that was assumed on the Acquisition Date when the hotels were acquired (the “Assumed Mortgage Loan”). The Assumed Mortgage Loan is secured by the two hotel properties. Interest is payable monthly on the first day of the calendar month at a rate equal to the greater of (i) the sum of the daily LIBOR plus 4.0%, or (ii) 5.0%. The interest rate on the Assumed Mortgage Loan was 5.0% as of December 31, 2012 and 2011. A monthly principal payment of approximately $21,000 is required. The Assumed Mortgage Loan matures on October 8, 2014, with all remaining unamortized principal and unpaid interest due on that date. The Assumed Mortgage Loan may be prepaid at any time in whole or in part without premium or penalty, subject to certain conditions.

Mezzanine Loans

2012 Mezzanine Loans—On November 30, 2012, the Company entered into three mezzanine loans totaling $1.08 billion (the “2012 Mezzanine Loans”). Interest-only payments for the 2012 Mezzanine Loans total approximately $8.5 million and are due on the first day of each calendar month. Each of the 2012 Mezzanine Loans are subject to similar CMA requirements and loan covenants generally as described above for the 2012 Mortgage Loan. Investment funds of the Sponsors were the holders of $110.0 million of the 2012 Mezzanine Loans as of December 31, 2012.

Up to $75.0 million of the Mezzanine A loan, $49.5 million of the Mezzanine B loan, and $37.5 million of the Mezzanine C loan may be voluntarily prepaid between December 1, 2012 and June 1, 2013, without prepayment premium or penalty. Up to an aggregate of $125.0 million of the Mezzanine A loan, $82.5 million of the Mezzanine B loan, and $62.5 million of the Mezzanine C loan (collectively the Free Prepayment Amount)

may be voluntarily prepaid without incurring prepayment premium or penalty between June 1, 2013 and December 1, 2013. After December 1, 2013, and through June 1, 2014, the prepayment amount exceeding the Free Prepayment Amount will incur a 3.0% prepayment premium. After June 1, 2014, and through December 1, 2014, the prepayment amount exceeding the Free Prepayment Amount will incur a 1.0% prepayment premium. The 2012 Mezzanine Loans may be prepaid in whole or in part after December 1, 2014, without prepayment premium or penalty. Voluntary prepayment of the 2012 Mezzanine Loans may be made without an obligation of the 2012 Mortgage Loan borrowers to make a corresponding prepayment on the 2012 Mortgage Loan. However, prepaying one of the 2012 Mezzanine Loans creates an obligation of the other 2012 Mezzanine Loan borrowers to make corresponding pro rata prepayments on their respective mezzanine loans.

Under certain limited circumstances, losses related to the 2012 Mezzanine Loans and costs incurred by the lenders are guaranteed by certain of the Sponsors’ investment funds up to an aggregate liability of $108.0 million.

2010 Mezzanine Loans—On the Acquisition Date, the Company entered into mezzanine loans totaling $700.0 million, consisting of $350.0 million of senior mezzanine debt which that bore interest at 9.75% and $350.0 million of junior mezzanine debt which that bore interest at 12.0% (the “2010 Mezzanine Loans”). Interest-only payments totaling approximately $6.3 million were due monthly on the first day of each calendar month. The 2010 Mezzanine Loans would have matured on November 1, 2015, with all outstanding principal and unpaid interest due on that date; however, on November 30, 2012, the Company voluntarily prepaid the 2010 Mezzanine Loans and incurred a prepayment premium of $10.5 million. The 2010 Mezzanine Loans were subject to similar CMA requirements and loan covenants generally as described above for the 2010 Mortgage Loan. Investment funds of the Sponsors (other than those invested in Holdings) were the holders of a total of $249.9 million of the 2010 Mezzanine Loans as of December 31, 2011.

Under limited circumstances, losses related to the 2010 Mezzanine Loans were guaranteed by certain of the Sponsors’ investment funds up to an aggregate of $25.0 million.

Revolving Credit Facility

On November 30, 2012, the Company entered into a revolving credit facility of $100.0 million. The Company incurs a fee of 0.5% on the undrawn revolver balance due on the first day of each calendar quarter. The revolving credit facility matures on November 30, 2015. As of December 31, 2012, the outstanding balance drawn on the revolver was $0 and the amount of borrowing capacity available under the revolving credit facility was $100.0 million.

In order to avoid a trigger event, as defined, the revolving credit facility requires a debt yield, as defined, of at least 11.0% and a consolidated leverage ratio, as defined, of no more than 10.0 to 1 (with the requirement decreasing to no more than 9.0 to 1 over the life of the facility). The occurrence of a trigger event requires the Company to repay the outstanding facility balance and restricts the Company’s ability to draw additional proceeds. As of December 31, 2012, none of these events had occurred.

Interest Expense—The Company and the Predecessor incurred $257.7 million, $212.5 million, $49.6 million and $167.1 million of interest expense or adequate protection payments in lieu of interest during the years ended December 31, 2012 and 2011, the 2010 Successor Period and the 2010 Predecessor Period, respectively.

As the result of Chapter 11 bankruptcy proceedings, the Predecessor ceased the recording of interest expense on its mezzanine loans and certain notes effective June 15, 2009. Additionally, the Court approved adequate protection payments in lieu of interest on the secured obligations.

The components of interest expense are as follows (in thousands):

	Successor			Predecessor
	Year Ended December 31, 2012	Year Ended December 31, 2011	Period from October 8, 2010 through December 31, 2010	Period from January 1, 2010 through October 8, 2010
Contractual interest	$201,518	$201,976	$47,235	$—
Adequate protection payments in lieu of interest	—	—	—	167,057
Amortization of deferred financing costs	10,988	10,428	2,363	—
Debt extinguishment and other costs	45,150	70	—	13

Total	$257,656	$212,474	$49,598	$167,070

Future Maturities of Debt—The future maturities of debt as of December 31, 2012, are as follows (in thousands):

Years Ending December 31
2013	$250
2014	355,458
2015	—
2016	—
2017	350,000
Thereafter	2,900,000

Total	$3,605,708

Fair Value of Debt—As of December 31, 2012 and 2011, the estimated fair value of the Company’s mortgage and mezzanine loans was approximately $3.6 billion and $2.9 billion, respectively. The estimated fair values of mortgage and mezzanine loans are determined by comparing current borrowing rates and risk spreads offered in the market to the stated interest rates and spreads on the Company’s current mortgage and mezzanine loans.

9.	INCOME TAXES

Income (loss) before income tax expense (benefit) for the years ended December 31, 2012 and 2011, the 2010 Successor Period and the 2010 Predecessor Period consists of the following (in thousands):

	Successor			Predecessor
	Year Ended December 31, 2012	Year Ended December 31, 2011	Period from October 8, 2010 through December 31, 2010	Period from January 1, 2010 through October 7, 2010
U.S.	$21,384	$51,398	$(23,911)	$3,215,817
Canada	3,326	2,245	(143)	3,203

Total	$24,710	$53,643	$(24,054)	$3,219,020

The components of the income tax provision (benefit) for the years ended December 31, 2012 and 2011, the 2010 Successor Period and the 2010 Predecessor Period are as follows (in thousands):

	Successor			Predecessor
	Year Ended December 31, 2012	Year Ended December 31, 2011	Period from October 8, 2010 through December 31, 2010	Period from January 1, 2010 through October 7, 2010
Federal (including foreign):
Current	$1,583	$7,317	$4	$—
Deferred	1,719	(2,262)	(1,405)	(101,817)
State:
Current	672	2,232	564	540
Deferred	668	(237)	(658)	(19,177)

Total	$4,642	$7,050	$(1,495)	$(120,454)

The differences between the income tax expense at the effective tax rate and the statutory U.S. federal income tax rate for the years ended December 31, 2012 and 2011, the 2010 Successor Period and the 2010 Predecessor Period are as follows (in thousands):

	Successor
	Year Ended December 31, 2012		Year Ended December 31, 2011
Tax at statutory rate	$8,649	35.0%	$18,775	35.0%
State income tax—net	996	4.0	1,330	2.5
Foreign income tax rate differential	269	1.1	327	0.6
Nondeductible (nontaxable):
REIT income	(6,632)	(26.8)	(15,271)	(28.5)
Variable interest entity’s pass-through income	(542)	(2.2)	(371)	(0.7)
Other permanent differences	2,221	9.0	1,757	3.3
Other—net	(340)	(1.4)	72	0.1
Valuation allowance	21	0.1	431	0.8

Income tax expense—net	$4,642	18.8%	$7,050	13.1%

	Successor		Predecessor
	Period from October 8, 2010 to December 31, 2010		Period from January 1, 2010 through October 7, 2010
Tax at statutory rate	$(8,419)	35.0%	$1,126,657	35.0%
State income tax—net	(67)	0.3	(11,924)	(0.4)
Disallowed net operating losses	—	0.0	66,197	2.1
Foreign income tax rate differential	19	(0.1)	288	0.0
Nondeductible (nontaxable):
REIT (income) loss	4,934	(20.5)	—	0.0
Pass-through entity income	—	0.0	(213,605)	(6.6)
Net operating loss-Operating Lessees	1,929	(8.0)	—	0.0
Variable interest entity’s pass-through income	(157)	0.6	(50)	0.0
Exempt bankruptcy income	—	0.0	(1,058,547)	(32.9)
Nondeductible expenses	(17)	0.1	13,898	0.4
Other—net	158	(0.7)	68	0.0
Valuation allowance	125	(0.5)	(43,436)	(1.3)

Income tax benefit—net	$(1,495)	6.2%	$(120,454)	(3.7)%

The significant components of deferred tax assets and deferred tax liabilities as of December 31, 2012 and 2011, consist of the following (in thousands):

	2012	2011
Deferred tax assets:
Net operating loss carryforwards	$1,089	$556
Accruals and allowances	2,387	4,414
Intangible assets	268	155
Depreciable property	—	14
Impairment and other	62	10

Total deferred tax assets	3,806	5,149
Valuation allowance	(577)	(556)

Net deferred tax asset	3,229	4,593
Deferred tax liabilities:
Intangible assets	(7,469)	(7,775)
Prepaid expenses	(790)	(551)
Depreciable property	(3,819)	(2,729)

Total net deferred tax liability	$(8,849)	$(6,462)

The Company evaluates its open tax positions using the criteria established by ASC 740, Income Taxes. The Company has concluded that it has not taken any tax positions that are not more likely than not to be sustained upon examination and has therefore not recorded any reserves for uncertain tax positions.

The Company has elected to be taxed and expects to continue to qualify as a REIT under Sections 856 through 860 of the Code. A REIT is a legal entity that holds real estate assets and is generally not subject to federal and state income taxes. In order to maintain qualification as a REIT, the Company is required to distribute at least 90% of its taxable income, excluding capital gains, to its stockholders each year. In addition, the Company must meet a number of complex organizational and operational requirements. If the Company were to fail to qualify as a REIT in any taxable year, it would be subject to federal income taxes at regular corporate rates (including any applicable alternative minimum tax) and generally would be precluded from qualifying as a REIT for the subsequent four taxable years following the year during which it lost its REIT qualification. Even in qualifying as a REIT, the Company may be subject to state and local taxes in certain jurisdictions and may be subject to federal income and excise taxes on undistributed income.

The Company had a taxable loss for the year ended December 31, 2012 and taxable income before a REIT dividend of approximately $50.2 million for the year ended December 31, 2011. For the 2010 Successor Period, the Company had taxable income before a REIT dividend of approximately $10.4 million.

In 2012, the Company made $826.2 million in distributions to its shareholders. Approximately $45.1 million of this amount was considered a taxable dividend and the balance was considered a return of capital for tax purposes. In 2011, the Company distributed $26.1 million as a cash dividend, which was considered a taxable distribution to members, and $24.1 million, which was filed as a consent dividend to meet REIT requirements. For the 2010 Successor Period, the Company had taxable income before a REIT dividend of approximately $10.4 million, which it filed as a consent dividend.

As of December 31, 2012, the book basis of the Company’s assets was approximately $26.9 million greater than the tax basis of its assets.

The Company leases its hotel properties to its TRS entities, the Operating Lessees, which operate the hotels. The Operating Lessees are subject to federal and state income taxes. For the year ended December 31, 2012, the

Operating Lessees had combined net taxable income of approximately $1.2 million on which a current income tax provision of approximately $0.9 million was provided. For the year ended December 31, 2011, the Operating Lessees had combined net taxable income of approximately $17.0 million on which a current income tax provision of approximately $7.6 million was provided. For the 2010 Successor Period, the Operating Lessees had a combined net operating loss of approximately $6.0 million on which a current income tax provision of approximately $0.2 million was provided.

As of December 31, 2012 and 2011, the Company recorded a valuation allowance related to the net operating loss carryforwards of its Canadian TRS. The Company has concluded that, in light of available evidence, it is more likely than not that these net operating loss carryforwards will not be realized.

HVM is a limited liability company and is not subject to federal income taxes. For federal income tax purposes, the operating results of HVM are reportable by its members. Accordingly, federal income taxes have not been recorded in the accompanying consolidated and combined financial statements for HVM.

During the 2010 Predecessor Period, a large portion of ESH REIT Predecessor’s business was conducted in a C corporation that did not have a REIT election in effect.

The Company’s (and predecessor entities’) income tax returns for the years 2009 to present are subject to examination by the Internal Revenue Service and other taxing authorities.

10.	EQUITY

The Company has three classes of member interests authorized: preferred units (125 units authorized), common units (1,000 units authorized), and excess units (1,000 units authorized). The Company’s board of managers may authorize other classes or series of units from time to time and determine the terms and conditions applicable to such new units.

All common units (1,000 total units) were issued to Holdings on October 8, 2010, representing a capital investment of approximately $1.5 billion. These units were outstanding as of December 31, 2012 and 2011. Common units hold voting rights, whereas preferred units (except for matters affecting the authorized number, classification, rights and preferences of the preferred units) and excess units have no voting rights.

On January 3, 2011, the Company issued all of the preferred units (125 total units) for consideration of $125,000 and incurred $52,000 of issuance costs. These units were outstanding as of December 31, 2012 and 2011. Preferred units are entitled to a cumulative preferential cash distribution at the rate of 12.5% per annum on the $1,000 liquidation preference per unit and the liquidation preference amount upon dissolution or winding up of the affairs of the Company. Preferred units are also subject to redemption (at the option of the Company) at the liquidation preference per unit. All distribution payments, or a set-aside of funds for such purpose, for the preferred units must be made before distributions to common units or excess units (other than excess units in respect of preferred units).

No excess units were issued or outstanding as of December 31, 2012 and 2011.

Cash distributions totaling approximately $826.2 million and $26.1 million were made to the outstanding common units during the years ended December 31, 2012 and 2011, respectively. For the year ended December 31, 2011, the Company treated its taxable income in excess of cash distributions as a consent dividend to the holders of the common units.

Noncontrolling Interests (HVM)—HVM was formed in May 2004 to provide hotel management and other administrative services. As of December 31, 2012, HVM is owned by C corporations whose owners are active in the business of HVM. As of December 31, 2011, HVM was owned by individuals who were each active in the business of HVM.

11.	VARIABLE INTEREST ENTITY (HVM)

As discussed in Notes 1 and 3, the financial position, results of operations, other comprehensive income and cash flows of HVM are consolidated in the Company’s and in the Predecessor’s accompanying consolidated and combined financial statements. The following describes the Company’s agreements with HVM and HVM’s financial activity, the majority of which is eliminated in consolidation and combination.

Hotel Management Agreements—On the Acquisition Date, the Company’s hotel operating subsidiaries, the Operating Lessees, executed management agreements with HVM with respect to all of the hotels under the lease. Under the terms of these agreements, HVM provides management services to the hotels, including supervision, direction, control of the operation, and management and promotion of the hotel properties in a manner consistent with extended stay hotels of similar size, type, or usage in similar locations.

Prior to the Acquisition Date, the Predecessor had hotel management agreements with HVM under which HVM received a reimbursement of 106% of HVM’s general and administrative (G&A) expenses, as defined, to the extent HVM incurred allocated G&A expenses in excess of HVM’s management fee income from the Predecessor’s subsidiaries.

The following table sets forth a summary of the terms of the hotel management agreements between HVM and the Operating Lessees:

	Fees as Percentage of Revenue—First Threshold	First Revenue Threshold	Fees as Percentage of Revenue—Second Threshold	Second Revenue Threshold
U.S. 660 hotel operators	2.5%	Up to $500 million	0.5%	> $500 million
Canadian 3 hotel operators	2.5%	Up to C$12 million	0.5%	> C$12 million
U.S. 2 hotel operators under Assumed Mortgage Loan	2.5%	Up to $1.8 million	0.5%	> $1.8 million
U.S. 17 hotel operators acquired in December 2012	8.0%

Excluding the agreements between HVM and the U.S. 17 hotel operators assumed by the Company in December 2012, under each of these agreements, HVM is also reimbursed, without markup, for costs incurred by HVM for providing services for accounting, financial analysis, operations supervision, sales, revenue management, training, technology, marketing, advertising, reservation services and travel agent commissions. Each of these hotel management agreements expire in December 2025 and may be terminated by either party at any time for any reason. The agreement between HVM and the operators of the 17 hotels acquired by the Company in December 2012, which was assumed upon acquisition, expires in December 2014 with an option to extend for an additional five-year term.

Prior to October 8, 2010, subsidiaries of the Predecessor had hotel management agreements with HVM with respect to all of its hotels. As hotel manager, HVM was entitled to receive a management fee ranging from 3.75% to 6.0% of property revenues for management of these properties

Administrative Services Agreements—The Company executed service agreements with HVM, whereby HVM provides services for certain administrative, legal, financial, accounting, and related services, including services related to property acquisitions and oversight and procurement of capital assets. The service agreements expire on December 31, 2025, but may be terminated by either party at any time for any reason upon notice. Fees consist of HVM’s cost of providing the services plus 6%.

Third Party Management Agreements—Through December 12, 2012, HVM managed 17 hotels for a third-party hotel owner-operator under a separate management agreement with each hotel. The Company acquired these hotels on December 13, 2012 (see Note 5) and these management agreements were assumed by the Company on the Acquisition Date.

In addition, HVM has two additional hotel management agreements to manage hotels owned by a third-party hotel owner-operator. The hotel management agreements with each hotel expire on December 31, 2025, but may be terminated by either party at any time for any reason upon notice.

The following tables set forth a summary of the hotel management fees, administrative services fees, G&A expense reimbursement fees, third party management fees and reimbursements for these management activities for each of the years ended December 31, 2012 and 2011, and for the 2010 Successor Period and the 2010 Predecessor Period (in thousands). Where appropriate, such amounts have been eliminated in consolidation and combination.

	Year Ended December 31, 2012
	Management fees	Cost reimbursements	Administrative service fees	Total fees	On-site personnel reimbursement	Total fees
Hotel Management Agreements
U.S. 660 hotel operators	$14,852	$78,732	$—	$93,584	$197,315	$290,899
Canadian hotel operators	41	331	—	372	2,983	3,355
U.S. 2 hotel operators under assumed mortgage loan	46	—	—	46	561	607
U.S. 17 hotel operators acquired in December 2012(1)	78	—	—	78	270	348

Administrative Services Agreements
U.S. and Canadian 680 hotel owners	—	—	6,745	6,745	—	6,745
ESH Strategies	—	—	357	357	—	357

Third Party Management Agreements
U.S. 17 hotel operators acquired in December 2012(2)	2,354	—	—	2,354	5,807	8,161
U.S. 2 third party hotel operators	280	—	—	280	793	1,073

	$17,651	$79,063	$7,102	$103,816	$207,729	$311,545

(1)	Fees earned by HVM subsequent to the Company’s acquisition of the 17 HFI hotels.
(2)	Fees earned by HVM prior to the Company’s acquisition of the 17 HFI hotels.

	Year Ended December 31, 2011
	Management fees	Cost reimbursements	Administrative service fees	Total fees	On-site personnel reimbursement	Total fees
Hotel Management Agreements
U.S. 660 hotel operators	$14,581	$62,391	$—	$76,972	$186,906	$263,878
Canadian hotel operators	59	245	—	304	2,847	3,151
U.S. 2 hotel operators under assumed mortgage loan	46	—	—	46	490	536
U.S. 17 hotel operators acquired in December 2012(1)	—	—	—	—	—	—

Administrative Services Agreements
U.S. and Canadian 680 hotel owners	—	—	4,313	4,313	—	4,313
ESH Strategies	—	—	424	424	—	424

Third Party Management Agreements
U.S. 17 hotel operators acquired in December 2012(2)	2,341	—	—	2,341	5,697	8,038
U.S. 2 third party hotel operators	246	—	—	246	712	958

	$17,273	$62,636	$4,737	$84,646	$196,652	$281,298

(1)	Fees earned by HVM subsequent to the Company’s acquisition of the 17 HFI hotels.
(2)	Fees earned by HVM prior to the Company’s acquisition of the 17 HFI hotels.

	For the period from October 8, 2010 through December 31, 2010
	Management fees	Cost reimbursements	Administrative service fees	Total fees	On-site personnel reimbursement	Total fees
Hotel Management Agreements
U.S. 660 hotel operators	$3,278	$14,172	$—	$17,450	$42,383	$59,833
Canadian hotel operators	68	46	—	114	660	774
U.S. 2 hotel operators under assumed mortgage loan	10	—	—	10	106	116
U.S. 17 hotel operators acquired in December 2012(1)	—	—	—	—	—	—

Administrative Services Agreements
U.S. and Canadian 680 hotel owners	—	—	1,251	1,251	—	1,251
ESH Strategies	—	—	97	97	—	97

Third Party Management Agreements
U.S. 17 hotel operators acquired in December 2012(2)	507	—	—	507	1,320	1,827
U.S. 2 third party hotel operators	53	—	—	53	168	221

	$3,916	$14,218	$1,348	$19,482	$44,637	$64,119

(1)	Fees earned by HVM subsequent to the Company’s acquisition of the 17 HFI hotels.
(2)	Fees earned by HVM prior to the Company’s acquisition of the 17 HFI hotels.

	For the period from January 1, 2010 through October 7, 2010
	Management fees	Cost reimbursements	Administrative service fees	Total fees	On-site personnel reimbursement	Total fees
Hotel Management Agreements	$25,639	$38,271	$—	$63,910	$139,732	$203,642
Administrative Services Agreements	—	—	1,996	1,996	—	1,996
Third Party Management Agreements	1,914	—	—	1,914	4,771	6,685

	$27,553	$38,271	$1,996	$67,820	$144,503	$212,323

Condensed Consolidated Financial Information—The condensed consolidated balance sheets of HVM as of December 31, 2012 and 2011, are as follows (in thousands):

	2012	2011
Assets:
Cash and cash equivalents	$3,004	$1,654
Accounts receivable from the Company and related parties	34,277	40,341
Accounts receivable from third parties	157	327
Furniture, fixtures, and equipment—net of accumulated depreciation of $9,941 and $8,512	3,568	2,814
Other assets	6,510	1,817

Total assets	$47,516	$46,953

Liabilities and members’ equity:
Accounts payable and accrued liabilities	$44,359	$45,028
Members’ equity	3,157	1,925

Total liabilities and members’ equity	$47,516	$46,953

The condensed consolidated statements of operations of HVM for the years ended December 31, 2012 and 2011, the 2010 Successor Period and the 2010 Predecessor Period are as follows (in thousands):

	Successor			Predecessor
	Year Ended December 31, 2012	Year Ended December 31, 2011	Period from October 8, 2010 through December 31, 2010	Period from January 1, 2010 through October 7, 2010
Revenues:
Management fee revenues	$103,816	$84,646	$19,482	$67,820
Reimbursement of payroll from managed properties	207,729	196,652	44,637	144,503

Total revenues	311,545	281,298	64,119	212,323

Operating expenses:
Hotel operating expenses	27,280	17,274	3,759	12,174
General and administrative expenses	65,795	54,956	15,081	53,757
Restructuring expenses	5,763	8,938	—	—
Managed property payroll expenses	207,729	196,652	44,637	144,503
Depreciation and amortization	1,429	1,100	212	773

Total operating expenses	307,996	278,920	63,689	211,207

Other income	68	60	19	7

Net income	$3,617	$2,438	$449	$1,123

12.	RELATED PARTY TRANSACTIONS

As discussed in Note 1, ESH Strategies, a Delaware limited liability company, owns and licenses the brand names under which the Company’s hotels operate. ESH Strategies is directly owned by ESH Hospitality Strategies Holdings LLC (“Strategies Holdings”), a Delaware limited liability company, whose members are substantially the same investment funds of the Sponsors as those owning the Company’s parent, Holdings. A subsidiary of ESH Strategies licenses the trademarks under agreements with the Company, which provide for a trademark fee of 0.3% of revenues. The Company incurred trademark license fees from ESH Strategies under these agreements of approximately $3.0 million, $2.8 million and $0.6 million for the years ended December 31, 2012 and 2011 and the 2010 Successor Period, respectively. As the intellectual property assets were not acquired by ESH REIT, the Predecessor reflected trademark license fees of approximately $0.7 million for the 2010 Predecessor Period.

The trademarks and trademark license agreements owned by ESH Strategies served as a portion of the collateral for the Company’s 2010 Mortgage Loan. Additionally, ESH Strategies fully guaranteed the Company’s 2010 junior mezzanine loan.

13.	COMMITMENTS AND CONTINGENCIES

Lease Commitments—In May 2011, HVM executed a lease for office space in Charlotte, North Carolina, in conjunction with the relocation of its corporate headquarters (see Note 14). The lease is an operating lease with an initial term through August 2021. After the initial term, the Company has the option to renew the lease for two additional terms of five years each at the then-fair market annual base rental rate.

The Company is a tenant under long-term ground leases at four of its hotel properties. The initial terms of the ground lease agreements terminate at various dates between 2016 and 2096, and most leases include multiple renewal options for generally five or 10 year periods.

Rent expense on office and ground leases is recognized on a straight-line basis and was approximately $3.3 million, $2.9 million, $0.4 million and $1.4 million for the years ended December 31, 2012 and 2011, the 2010 Successor Period and the 2010 Predecessor Period, respectively. Ground lease expense is included in hotel operating expenses and office lease expense is included in general and administrative expenses in the accompanying consolidated and combined statements of operations. Future minimum lease payments under operating leases as of December 31, 2012, are as follows (in thousands):

Years Ending December 31
2013	$2,133
2014	2,224
2015	2,309
2016	2,366
2017	2,428
Thereafter	90,442

Total	$101,902

Other Commitments—The Company has a commitment to make quarterly payments in lieu of taxes to the owner of the land on which one of its properties is located. The initial term of the agreement terminates in 2031. The cost related to this commitment was approximately $0.3 million, $0.3 million, $0.1 million and $0.2 million for the years ended December 31, 2012 and 2011, the 2010 Successor Period and the 2010 Predecessor Period, respectively, and is included in hotel operating expenses in the accompanying consolidated and combined statements of operations.

Letter of Credit—To support the Company’s obligations under certain general liability and workers’ compensation insurance programs, in January 2011, a $15.5 million letter of credit was issued for the benefit of insurers, collateralized by a deposit with the issuing bank of $16.3 million. During the year ended December 31, 2011, the amount of the letter of credit was reduced to $7.5 million and the collateral was reduced to $7.9 million. As of December 31, 2012, the letter of credit was $7.5 million and the collateral was $7.9 million.

Settlement of Defective Windows Litigation—In periods prior to the accompanying consolidated and combined financial statements, certain Predecessor entities acquired on the Acquisition Date settled a series of product liability cases with a window manufacturer and certain of its insurers over defects in windows installed at a number of the Company’s hotels. Amounts previously recovered approximated $25.0 million. That prior settlement also included the entry of a consent judgment for the insurers’ policy limits of approximately $23.8 million to be executed only against the proceeds available under the insurance policies issued by three nonsettling insurers. A garnishment action was filed against the nonsettling insurers in 2007 and has been pursued since that time. The right to continue to pursue the case and receive any ultimate proceeds was retained by the entities acquired by the Company on the Acquisition Date, as part of the Predecessor entities’ Plan of Reorganization. In 2011, a settlement was reached with those insurers, whereby the Company received a cash payment of approximately $27.0 million in final settlement of the claims, which was recorded as an asset in the purchase price allocation, performed related to the 2010 acquisition of substantially all of the Predecessor’s businesses, assets and operations.

Legal Contingencies—The Company is not a party to any other litigation or claims, other than routine matters arising in the ordinary course of business, that are incidental to the operation of the business of the Company. The Company believes that the results of all claims and litigation, individually or in the aggregate, will not have a material adverse effect on its business, consolidated and combined financial position, or consolidated and combined results of operations.

Purchase Commitments—As of December 31, 2012, the Company had purchase commitments related to certain continuing refurbishments to its hotel properties of approximately $20.1 million.

14.	RESTRUCTURING

In 2011, the Company and HVM initiated a corporate restructuring that included, among other things, the relocation of the corporate headquarters to Charlotte, North Carolina. Total expenses incurred during the years ended December 31, 2012 and 2011, were approximately $5.8 million and $10.5 million, respectively, and consisted of the following (in thousands):

	2012	2011
Personnel relocation, recruitment, and separation payments	$3,729	$3,789
Executive separation payments	2,019	5,000
Relocation of furniture, fixtures, and equipment	15	149
Loss on sale of office building	—	1,553

Total restructuring expenses	$5,763	$10,491

Amounts accrued and paid related to the corporate restructuring during the years ended December 31, 2012 and 2011, are summarized as follows (in thousands):

	2012	2011
Balance—beginning of year	$5,205	$—
Expense incurred	5,763	10,491
Cash payments	(8,736)	(5,286)
Equity awards	(2,019)	—

Balance—end of year	$213	$5,205

An additional $2.1 million of costs related to information technology and office furniture, fixtures, and equipment were incurred and capitalized. As of December 31, 2012 and 2011, amounts accrued are included in accounts payable and accrued liabilities on the accompanying consolidated and combined balance sheets. No restructuring charges were incurred for the 2010 Successor or Predecessor Periods.

15.	EQUITY-BASED COMPENSATION

Beginning on the Acquisition Date, Holdings transferred, and from time to time continues to transfer, restricted limited liability interests in it (“Class B” and “Class C” units, collectively “Profit Units”) to HVM for grants to key HVM employees or to members of its board of managers as compensation. As of December 31, 2012 and 2011, 10,000 Profit Units were authorized in aggregate. Profit Units vest 20% annually up to a maximum of 80% over four years. The Profit Units fully vest upon the occurrence of a change in control transaction, generally defined as a sale of the Company, or the issuance by Holdings, Strategies Holdings or the Company of equity securities, including by way of a public offering, or by merger, share exchange or similar transaction, in each case, that results in a change in the majority of the voting power of the Company. At such an event, solely from the proceeds of the transaction, the Profit Units would receive distributions, as defined, after certain return and distribution hurdles are satisfied for all membership interests with preferential position to the Profit Units.

The fair value of each Profit Unit granted (at no cost and for no consideration) is estimated on the grant date using the Black-Scholes Merton model, using various assumptions regarding (a) the expected holding period, (b) the risk-free rate of return, (c) expected dividend yield on the underlying units, (d) the expected volatility in the fair value of the Company’s equity, and (e) a discount for lack of marketability, and is calculated based on the grant agreement terms, which include thresholds for internal rate of return and recovery of Hospitality Holdings’ members’ initial equity investments.

The expected holding period represents the period of time that the Profit Units are expected to be outstanding. For purposes of the fair value computations, the units are assumed to remain outstanding until the Company experiences a change in control of ownership, including through a public offering. The risk-free rate of return for periods approximating the expected holding period of the units is based on the U.S. constant maturity treasuries yield in effect at the grant date. A dividend yield is assumed in the fair value computations based on the Company’s historical dividend rate. Because the Company’s equity is privately held and is not traded in an active market, the Company used the historical volatility of the share values of publicly traded companies within similar industries as the Company as a surrogate for the expected volatility of the Company’s equity. The discount for lack of marketability was calculated for each expected holding period using a put-option Black-Scholes Merton model. The key assumptions used for the years ended December 31, 2012 and 2011 and the 2010 Successor Period are as follows:

	Successor
	Year Ended December 31, 2012	Year Ended December 31, 2011	Period from October 8, 2010 through December 31, 2010
Expected holding period	3 years	2–4 years	3–5 years
Risk-free rate of return	0.4%	0.3%–0.6%	0.7%–1.5%
Expected dividend yield	0.0%	0.9%	0.0%
Expected volatility	55.0%	47.9%	33.9%
Discount for lack of marketability	20.0%	20.0%	30.0%

Compensation expense is recognized by amortizing the grant-date fair value of the units, which represents the fair value of the Profit Units measured using the Black-Scholes Merton model, less estimated forfeitures, on a straight-line basis over the requisite service period of each grant, considered to be four years. During the years ended December 31, 2012 and 2011 and the 2010 Successor Period, approximately $6.4 million, $4.7 million and $0.3 million, respectively, of compensation expense was recognized. During the years ended December 31, 2012 and 2011 and the 2010 Successor Period, approximately $4.4 million, $4.7 million and $0.3 million, respectively, of compensation expense is included in general and administrative expenses in the accompanying consolidated and combined statements of operations. During the year ended December 31, 2012, approximately $2.0 million of compensation expense is included in restructuring expenses in the accompanying consolidated and combined statement of operations as this expense related to an executive separation payment as a result of the Company’s and HVM’s restructuring (see Note 14).

As of December 31, 2012, there was $16.0 million of unrecognized compensation expense related to outstanding Profit Units, which is expected to be recognized subsequent to December 31, 2012 over a weighted-average period of approximately 2.5 years. As of December 31, 2012, there was an additional $6.0 million of unrecognized compensation expense which will be recognized upon a change in control, as defined. Total unrecognized compensation expense will be adjusted for future forfeitures.

Profit Unit activity during the years ended December 31, 2012 and 2011 and the 2010 Successor Period, was as follows:

	Number of Profit Units	Weighted- Average Grant-Date Fair Value per Profit Unit(4)
Outstanding Profit Units—October 8, 2010	—	—
Profit Units granted in 2010 Successor Period(1)	6,820	$3,400

Outstanding Profit Units—December 31, 2010	6,820	$3,400
Profit Units granted in 2011(2)	1,855	$3,918
Profit Units forfeited in 2011	(740)	$3,400

Outstanding Profit Units—December 31, 2011	7,935	$3,521
Profit Units granted in 2012(3)	2,690	$4,748
Profit Units forfeited in 2012	(2,044)	$3,427
Profit Units redeemed in 2012	(156)	$3,400

Outstanding Profit Units—December 31, 2012	8,425	$3,938

Vested Profit Units—December 31, 2012	2,508	$3,472
Nonvested Profit Units—December 31, 2012	5,917	$4,135
Vested Profit Units—December 31, 2011	1,253	$3,416
Nonvested Profit Units—December 31, 2011	6,682	$3,551

(1)	All Profit Units were granted on December 6, 2010.
(2)	515, 150, 500 and 690 Profit Units were granted during the first quarter, second quarter, third quarter and fourth quarter of 2011, respectively. Profit Units issued in the first quarter, second quarter, third quarter and fourth quarter of 2011 had weighted-average grant date fair values of $3,612, $3,951, $4,171 and $3,955, respectively.
(3)	1,950, 200, 510 and 30 Profit Units were granted during the first quarter, second quarter, third quarter and fourth quarter of 2012, respectively. Profit Units issued in the first quarter, second quarter, third quarter and fourth quarter of 2012 had weighted-average grant date fair values of $4,497, $5,414, $5,414 and $5,286, respectively.
(4)	Valuation of Profit Units is performed contemporaneously with grants.

In December 2010, HVM entered into agreements designed to incentivize and retain certain operations personnel whose duties include the oversight of multiple hotel properties. The agreements provide participants future payment upon a change of control transaction, generally defined as a sale of the Company or a substantial portion of its assets or operations. In March 2011, the Company allowed participants to elect to receive a one-time payment of a portion of the amount due under the agreements. Remaining payments prescribed by the agreements require that the participant remain employed by HVM upon a change of control transaction. During the years ended December 31, 2012 and 2011 and the 2010 Successor Period, the Company recorded $(0.1) million, $2.0 million and $4.0 million of compensation expense, respectively, net of forfeitures, related to these agreements, which is included in general and administrative expenses in the accompanying consolidated and combined statements of operations. Amounts accrued and paid related to the agreements are summarized as follows (in thousands):

	2012	2011
Balance—beginning of year	$4,682	$4,047
Expense	(142)	1,965
Cash payments	—	(1,330)

Balance—end of year	$4,540	$4,682

As of December 31, 2012 and 2011, the amounts accrued are included in accounts payable and accrued liabilities on the accompanying consolidated balance sheets.

16.	DEFINED CONTRIBUTION BENEFIT PLAN

HVM has a savings plan that qualifies under Section 401(k) of the Code for all employees meeting the eligibility requirements of the plan. The plan has an employer-matching contribution of 50% of the first 6% of an employee’s contribution, which vests over an employee’s initial five-year service period. The plan also provides for contributions up to 100% of eligible employee pretax salary, subject to the Code’s annual deferral limit of $17,000 and $16,500 during 2012 and 2011, respectively. Employer contributions, net of forfeitures, totaled approximately $0.9 million, $1.0 million, $0.2 million and $0.7 million for the years ended December 31, 2012 and 2011, the 2010 Successor Period and the 2010 Predecessor Period, respectively.

ESH Hospitality LLC and Subsidiaries and

ESH Hospitality Strategies LLC and Subsidiaries

Consolidated and Combined

ESH Hospitality LLC and Subsidiaries

SCHEDULE III—REAL ESTATE AND ACCUMULATED DEPRECIATION

(Dollars in thousands)

			Initial Cost			Cost Capitalized Subsequent to Acquisition			Gross Amount Carried at Close of Period December 31, 2012
Description	Location	Encumbrances	Land	Building	FF&E	Land and Improvements	Building and Improvements	FF&E	Land and Improvements	Building and Improvements	FF&E	Total (5)	Accumulated Depreciation	Date Acquired	Date of Construction	Depreciable Lives (Years) (3)
Hotel Properties:
Anchorage—Midtown	Anchorage, AK	(1)	$2,600	$20,740	$240	$17	$35	$502	$2,617	$20,775	$742	$24,134	$(1,354)	10/8/2010	2004	45
Anchorage—Downtown	Anchorage, AK	(1)	723	8,791	137	5	61	298	728	8,852	435	10,015	(684)	10/8/2010	2003	43
Fairbanks—Old Airport Way	Fairbanks , AK	(1)	2,978	12,016	98	9	27	260	2,987	12,043	358	15,388	(912)	10/8/2010	2001	40
Juneau—Shell Simmons Drive	Juneau, AK	(1)	2,979	12,135	132	35	76	283	3,014	12,211	415	15,640	(913)	10/8/2010	2001	41
Montgomery—Carmichael Rd.	Montgomery, AL	(1)	1,045	—	35	5	15	129	1,050	15	164	1,229	(164)	10/8/2010	1996	(4)
Birmingham—Inverness	Birmingham, AL	(1)	359	688	33	2	27	107	361	715	140	1,216	(149)	10/8/2010	1996	26
Birmingham—Wildwood	Birmingham, AL	(1)	385	1,890	33	16	37	130	401	1,927	163	2,491	(242)	10/8/2010	1996	26
Huntsville—U.S. Space and Rocket Center	Huntsville, AL	(1)	770	5,385	39	22	133	185	792	5,518	224	6,534	(508)	10/8/2010	1997	32
Montgomery—Eastern Blvd.	Montgomery, AL	(1)	600	4,231	44	10	260	572	610	4,491	616	5,717	(553)	10/8/2010	1997	32
Mobile—Spring Hill	Mobile, AL	(1)	1,185	7,479	41	8	185	127	1,193	7,664	168	9,025	(682)	10/8/2010	1997	32
Birmingham—Perimeter Park South	Birmingham, AL	(1)	1,737	3,218	53	11	45	218	1,748	3,263	271	5,282	(357)	10/8/2010	1998	33
Little Rock—West Little Rock	Little Rock, AR	(1)	1,708	1,931	39	3	45	154	1,711	1,976	193	3,880	(253)	10/8/2010	1997	27
Little Rock—West	Little Rock, AR	(1)	1,630	2,916	46	4	45	187	1,634	2,961	233	4,828	(309)	10/8/2010	1996	31
Fayetteville—Springdale	Springdale, AR	(1)	1,460	—	55	5	50	158	1,465	50	213	1,728	(116)	10/8/2010	2001	(4)
Phoenix—Airport	Phoenix, AZ	(1)	1,764	408	38	43	434	493	1,807	842	531	3,180	(291)	10/8/2010	1998	40
Phoenix—Mesa	Mesa, AZ	(1)	1,098	2,347	38	2	80	266	1,100	2,427	304	3,831	(259)	10/8/2010	1997	37
Phoenix—Peoria	Peoria, AZ	(1)	1,229	3,741	38	24	33	177	1,253	3,774	215	5,242	(315)	10/8/2010	1998	39
Phoenix—West	Phoenix, AZ	(1)	1,951	—	44	12	89	129	1,963	89	173	2,225	(184)	10/8/2010	1998	(4)
Phoenix—Chandler	Phoenix, AZ	(1)	1,130	2,983	39	15	73	203	1,145	3,056	242	4,443	(288)	10/8/2010	1998	38
Phoenix—Scottsdale—North	Scottsdale, AZ	(1)	1,476	4,266	43	1	70	210	1,477	4,336	253	6,066	(416)	10/8/2010	1997	32
Tucson—Grant Road	Tucson, AZ	(1)	1,780	5,364	43	36	63	223	1,816	5,427	266	7,509	(510)	10/8/2010	1997	32
Tucson—Butterfield Drive	Tucson, AZ	(1)	1,133	1,098	39	5	13	136	1,138	1,111	175	2,424	(219)	10/8/2010	1998	23
Phoenix—Deer Valley	Phoenix, AZ	(1)	945	2,092	39	4	86	241	949	2,178	280	3,407	(252)	10/8/2010	1998	38
Phoenix—Mesa	Mesa, AZ	(1)	1,305	2,589	44	4	62	295	1,309	2,651	339	4,299	(309)	10/8/2010	1997	32
Phoenix—Metro—Dunlap Ave.	Phoenix, AZ	(1)	2,071	—	44	25	38	137	2,096	38	181	2,315	(130)	10/8/2010	1996	(4)
Phoenix—Airport—Tempe	Tempe, AZ	(1)	1,228	3,249	46	7	118	254	1,235	3,367	300	4,902	(318)	10/8/2010	1999	39
Phoenix—Scottsdale—Old Town	Scottsdale, AZ	(1)	1,605	2,564	43	20	325	668	1,625	2,889	711	5,225	(502)	10/8/2010	1995	30
Phoenix—Midtown	Phoenix, AZ	(1)	1,195	3,918	59	17	221	330	1,212	4,139	389	5,740	(394)	10/8/2010	1998	39
Phoenix—Chandler—E. Chandler Blvd.	Phoenix, AZ	(1)	1,745	3,307	49	43	77	292	1,788	3,384	341	5,513	(354)	10/8/2010	1998	34
Phoenix—Metro—Black Canyon Highway	Phoenix, AZ	(1)	1,378	1,610	49	60	76	367	1,438	1,686	416	3,540	(298)	10/8/2010	1998	34
Phoenix—Airport—E. Oak St.	Phoenix, AZ	(1)	1,623	1,109	57	20	64	333	1,643	1,173	390	3,206	(232)	10/8/2010	1997	36
Phoenix—Biltmore	Phoenix, AZ	(1)	1,191	1,372	50	40	86	244	1,231	1,458	294	2,983	(209)	10/8/2010	1997	37
Phoenix—Scottsdale	Scottsdale, AZ	(1)	1,655	3,691	46	34	16	238	1,689	3,707	284	5,680	(355)	10/8/2010	1997	37
Fremont—Newark	Fremont, CA	(1)	7,370	6,048	101	252	439	387	7,622	6,487	488	14,597	(635)	10/8/2010	1999	38-41
Los Angeles—South	Gardena, CA	(1)	3,977	3,909	51	67	203	308	4,044	4,112	359	8,515	(490)	10/8/2010	1998	28
Sacramento—Roseville	Roseville, CA	(1)	1,125	5,233	45	3	32	196	1,128	5,265	241	6,634	(420)	10/8/2010	1998	38
Los Angeles—La Mirada	La Mirada, CA	(1)	3,681	2,557	39	50	184	258	3,731	2,741	297	6,769	(275)	10/8/2010	1998	38
Los Angeles—Torrance	Torrance, CA	(1)	3,761	6,296	43	51	598	614	3,812	6,894	657	11,363	(638)	10/8/2010	1997	37
Pleasant Hill—Buskirk Ave.	Pleasant Hill, CA	(1)	3,786	7,754	44	41	391	563	3,827	8,145	607	12,579	(687)	10/8/2010	1997	37
Orange County—Lake Forest	Lake Forest, CA	(1)	5,530	2,182	43	48	477	558	5,578	2,659	601	8,838	(359)	10/8/2010	1997	37
Sacramento—Point East Dr.	Rancho Cordova, CA	(1)	1,313	577	45	3	21	116	1,316	598	161	2,075	(200)	10/8/2010	1998	23
Fresno—North	Fresno, CA	(1)	1,988	6,753	43	57	482	550	2,045	7,235	593	9,873	(605)	10/8/2010	1997	32
Orange County—Huntington Beach	Huntington Beach, CA	(1)	4,499	5,131	38	40	125	241	4,539	5,256	279	10,074	(417)	10/8/2010	1998	38
Los Angeles—Valencia	Stevenson Ranch, CA	(1)	9,414	—	20	58	293	568	9,472	293	588	10,353	(155)	10/8/2010	2000	(4)
San Jose—Milpitas	Milpitas, CA	(1)	6,602	4,064	51	50	204	326	6,652	4,268	377	11,297	(391)	10/8/2010	1998	38
Sacramento—White Rock Rd.	Rancho Cordova, CA	(1)	1,301	2,717	47	5	160	196	1,306	2,877	243	4,426	(324)	10/8/2010	1997	32
Los Angeles—Ontario Airport	Ontario, CA	(1)	1,639	6,138	46	46	595	629	1,685	6,733	675	9,093	(625)	10/8/2010	1997	37
Los Angeles—Arcadia	Arcadia, CA	(1)	4,577	3,647	45	46	215	350	4,623	3,862	395	8,880	(359)	10/8/2010	1998	38
Bakersfield—California Avenue	Bakersfield, CA	(1)	1,186	2,153	43	72	442	683	1,258	2,595	726	4,579	(299)	10/8/2010	1996	31
Livermore—Airway Blvd.	Livermore, CA	(1)	2,553	3,576	44	31	171	233	2,584	3,747	277	6,608	(325)	10/8/2010	1998	38
Los Angeles—Long Beach Airport	Long Beach, CA	(1)	5,626	6,872	47	76	530	636	5,702	7,402	683	13,787	(642)	10/8/2010	1997	37
Sacramento—Northgate	Sacramento, CA	(1)	932	2,359	44	5	215	529	937	2,574	573	4,084	(394)	10/8/2010	1997	32
Sacramento—Arden Way	Sacramento, CA	(1)	888	2,349	45	4	241	501	892	2,590	546	4,028	(399)	10/8/2010	1997	32
San Diego—Oceanside	Oceanside, CA	(1)	4,271	5,999	43	43	183	303	4,314	6,182	346	10,842	(481)	10/8/2010	1999	39
Los Angeles—San Dimas	San Dimas, CA	(1)	4,736	991	42	46	487	549	4,782	1,478	591	6,851	(299)	10/8/2010	1999	39
Santa Rosa—South	Santa Rosa, CA	(1)	1,592	4,998	41	27	328	590	1,619	5,326	631	7,576	(509)	10/8/2010	1997	32
Santa Barbara—Calle Real	Santa Barbara, CA	(1)	3,301	8,709	41	86	486	452	3,387	9,195	493	13,075	(758)	10/8/2010	1998	38
Los Angeles—Torrance Harbor Gateway	Torrance, CA	(1)	4,625	4,747	49	44	486	563	4,669	5,233	612	10,514	(509)	10/8/2010	1999	39
Fresno—West	Fresno, CA	(1)	1,231	1,867	42	3	41	108	1,234	1,908	150	3,292	(304)	10/8/2010	1998	23
San Jose—Morgan Hill	Morgan Hill, CA	(1)	4,283	2,018	36	38	159	267	4,321	2,177	303	6,801	(228)	10/8/2010	1998	38
Oakland—Alameda Airport	Alameda, CA	(1)	3,197	3,067	55	23	182	231	3,220	3,249	286	6,755	(288)	10/8/2010	1999	40
San Diego—Hotel Circle	San Diego, CA	(1)	6,893	9,935	68	79	767	1,043	6,972	10,702	1,111	18,785	(813)	10/8/2010	1999	39
Dublin—Hacienda Dr.	Dublin, CA	(1)	3,377	4,243	52	45	308	537	3,422	4,551	589	8,562	(450)	10/8/2010	2000	40
Los Angeles—Woodland Hills	Woodland Hills , CA	(1)	$5,452	$7,561	$69	$49	$226	$335	$5,501	$7,787	$404	$13,692	$(581)	10/8/2010	2000	40

ESH Hospitality LLC and Subsidiaries and

ESH Hospitality Strategies LLC and Subsidiaries

Consolidated and Combined

ESH Hospitality LLC and Subsidiaries

SCHEDULE III—REAL ESTATE AND ACCUMULATED DEPRECIATION (Continued)

(Dollars in thousands)

			Initial Cost			Cost Capitalized Subsequent to Acquisition			Gross Amount Carried at Close of Period December 31, 2012
Description	Location	Encumbrances	Land	Building	FF&E	Land and Improvements	Building and Improvements	FF&E	Land and Improvements	Building and Improvements	FF&E	Total (5)	Accumulated Depreciation	Date Acquired	Date of Construction	Depreciable Lives (Years) (3)
Los Angeles—LAX Airport	Los Angeles, CA	(1)	$4,770	$7,879	$56	$37	$92	$283	$4,807	$7,971	$339	$13,117	$(593)	10/8/2010	1999	39
Santa Rosa—North	Santa Rosa, CA	(1)	3,053	6,086	46	38	189	425	3,091	6,275	471	9,837	(471)	10/8/2010	2000	40
Union City—Dyer St.	Union City, CA	(1)	2,907	6,359	51	101	276	328	3,008	6,635	379	10,022	(524)	10/8/2010	1999	39
Oakland—Alameda	Alameda, CA	(1)	5,165	9,134	57	42	501	638	5,207	9,635	695	15,537	(774)	10/8/2010	2000	40
Oakland—Emeryville	Oakland, CA	(1)	3,927	9,132	117	101	395	581	4,028	9,527	698	14,253	(769)	10/8/2010	2001	41
Fremont—Warm Springs	Fremont, CA	(1)	5,114	1,271	58	62	287	538	5,176	1,558	596	7,330	(280)	10/8/2010	2001	41
San Jose—Santa Clara	Alviso, CA	(1)	5,036	2,681	64	39	383	476	5,075	3,064	540	8,679	(363)	10/8/2010	2001	41
San Jose Edenvale—North	San Jose, CA	(1)	5,087	3,649	56	26	344	613	5,113	3,993	669	9,775	(452)	10/8/2010	2000	40
Richmond—Hilltop Mall	Richmond, CA	(1)	2,232	4,124	51	47	235	508	2,279	4,359	559	7,197	(421)	10/8/2010	2000	40
Orange County—Anaheim Convention Center	Anaheim, CA	(1)	4,439	3,574	73	38	530	699	4,477	4,104	772	9,353	(480)	10/8/2010	2001	41
San Ramon—Bishop Ranch—East	San Ramon, CA	(1)	3,721	5,226	59	51	299	612	3,772	5,525	671	9,968	(536)	10/8/2010	2000	40
San Jose Edenvale—South	San Jose, CA	(1)	5,359	3,832	83	47	85	185	5,406	3,917	268	9,591	(331)	10/8/2010	2000	41
Orange County—John Wayne Airport	Newport Beach, CA	(1)	6,881	10,663	98	28	519	644	6,909	11,182	742	18,833	(866)	10/8/2010	2001	41
Los Angeles—Burbank Airport	Burbank, CA	(1)	6,120	9,690	106	50	147	283	6,170	9,837	389	16,396	(684)	10/8/2010	2001	41
San Diego—Fashion Valley—Stadium	San Diego, CA	(1)	6,978	1,797	85	32	433	492	7,010	2,230	577	9,817	(326)	10/8/2010	2002	42
Stockton—March Lane	Stockton, CA	(1)	2,299	3,558	55	39	294	509	2,338	3,852	564	6,754	(332)	10/8/2010	2001	41
Sacramento—Vacaville	Vacaville, CA	(1)	809	3,179	76	6	64	134	815	3,243	210	4,268	(300)	10/8/2010	2002	42
San Francisco—Belmont	Belmont, CA	(1)	2,910	7,236	103	45	249	483	2,955	7,485	586	11,026	(603)	10/8/2010	2003	43
Orange County—Katella Ave.	Orange, CA	(1)	3,976	5,704	74	43	475	620	4,019	6,179	694	10,892	(578)	10/8/2010	2001	41
Orange County—Yorba Linda	Yorba Linda, CA	(1)	3,443	2,020	106	24	292	534	3,467	2,312	640	6,419	(321)	10/8/2010	2003	43
Palm Springs—Airport	Palm Springs, CA	(1)	1,955	3,506	98	29	289	571	1,984	3,795	669	6,448	(362)	10/8/2010	2003	43
San Diego—Carlsbad Village by the Sea	Carlsbad, CA	(1)	4,783	7,618	96	55	333	531	4,838	7,951	627	13,416	(653)	10/8/2010	2002	42
Temecula—Wine Country	Temecula, CA	(1)	1,489	8,153	79	34	380	600	1,523	8,533	679	10,735	(679)	10/8/2010	2002	42
Orange County—Anaheim Hills	Anaheim, CA	(1)	4,779	2,040	98	37	423	522	4,816	2,463	620	7,899	(340)	10/8/2010	2002	42
Los Angeles—Chino Valley	Chino, CA	(1)	1,288	3,297	108	33	354	638	1,321	3,651	746	5,718	(396)	10/8/2010	2004	44
Los Angeles—Simi Valley	Simi Valley, CA	(1)	3,088	7,175	113	38	384	545	3,126	7,559	658	11,343	(607)	10/8/2010	2004	44
Sacramento—Elk Grove	Elk Grove, CA	(1)	941	2,290	89	4	8	127	945	2,298	216	3,459	(248)	10/8/2010	2003	43
Stockton—Tracy	Tracy, CA	(1)	2,344	3,434	96	63	210	493	2,407	3,644	589	6,640	(335)	10/8/2010	2003	43
Fairfield—Napa Valley	Fairfield, CA	(1)	1,490	6,066	135	2	(4)	165	1,492	6,062	300	7,854	(476)	10/8/2010	2004	44
Los Angeles—Carson	Carson, CA	(1)	5,430	2,173	138	77	240	404	5,507	2,413	542	8,462	(322)	10/8/2010	2004	44
Sacramento—West Sacramento	West Sacramento, CA	(1)	1,292	3,395	134	2	(2)	151	1,294	3,393	285	4,972	(339)	10/8/2010	2004	44
Los Angeles—Northridge	Northridge, CA	(1)	5,167	5,391	163	83	93	207	5,250	5,484	370	11,104	(398)	10/8/2010	2005	45
Fremont—Fremont Blvd. South	Fremont, CA	(1)	2,928	5,364	56	87	427	826	3,015	5,791	882	9,688	(621)	10/8/2010	1999	39
San Jose—Milpitas—McCarthy Ranch	Milpitas, CA	(1)	6,844	7,392	57	79	642	1,041	6,923	8,034	1,098	16,055	(891)	10/8/2010	1997	32
San Jose—Mountain View	Mountain View, CA	(1)	6,657	4,458	47	45	416	829	6,702	4,874	876	12,452	(610)	10/8/2010	1997	32
Sacramento—South Natomas	Sacramento, CA	(1)	1,460	823	51	4	25	230	1,464	848	281	2,593	(179)	10/8/2010	1998	33
San Francisco—San Carlos	San Carlos, CA	(1)	4,233	5,299	49	44	425	732	4,277	5,724	781	10,782	(575)	10/8/2010	1998	38
San Jose—Downtown	San Jose, CA	(1)	6,480	6,070	53	58	704	948	6,538	6,774	1,001	14,313	(707)	10/8/2010	1998	38
San Francisco—San Mateo—SFO	San Mateo, CA	(1)	7,369	6,704	50	48	484	813	7,417	7,188	863	15,468	(779)	10/8/2010	1997	32
San Ramon—Bishop Ranch—West	San Ramon, CA	(1)	3,098	2,886	55	62	484	878	3,160	3,370	933	7,463	(497)	10/8/2010	1998	33
San Jose—Sunnyvale	Sunnyvale, CA	(1)	6,051	5,019	50	31	521	856	6,082	5,540	906	12,528	(664)	10/8/2010	1997	32
Los Angeles—Glendale	Glendale, CA	(1)	4,689	5,746	55	16	120	170	4,705	5,866	225	10,796	(457)	10/8/2010	1999	39
Los Angeles—LAX Airport—El Segundo	El Segundo, CA	(1)	9,922	5,598	68	121	234	237	10,043	5,832	305	16,180	(561)	10/8/2010	1998	33
Los Angeles—Monrovia	Monrovia, CA	(1)	3,884	4,929	57	56	162	227	3,940	5,091	284	9,315	(422)	10/8/2010	1998	38
Los Angeles—Torrance—Del Amo Circle	Torrance, CA	(1)	5,953	4,361	78	64	175	328	6,017	4,536	406	10,959	(417)	10/8/2010	1999	39
Orange County—Brea	Brea, CA	(1)	5,199	4,778	50	73	758	879	5,272	5,536	929	11,737	(652)	10/8/2010	1998	33
Orange County—Cypress	Cypress, CA	(1)	5,543	4,484	59	47	173	297	5,590	4,657	356	10,603	(422)	10/8/2010	1998	38
Orange County—Irvine Spectrum	Irvine, CA	(1)	7,355	5,703	54	66	206	270	7,421	5,909	324	13,654	(543)	10/8/2010	1997	32
San Diego—Sorrento Mesa	Sorrento Mesa, CA	(1)	6,441	6,020	49	107	401	800	6,548	6,421	849	13,818	(716)	10/8/2010	1998	33
San Diego/Mission Valley	San Diego, CA	(1)	5,371	5,639	49	55	635	931	5,426	6,274	980	12,680	(745)	10/8/2010	1997	32
Pleasanton—Chabot Dr.	Pleasanton, CA	(1)	3,039	5,910	55	27	508	735	3,066	6,418	790	10,274	(638)	10/8/2010	1998	38
San Jose—Airport	San Jose, CA	(1)	8,118	5,912	75	35	679	919	8,153	6,591	994	15,738	(690)	10/8/2010	2000	40
Bakersfield—Chester Lane	Bakersfield, CA	(1)	1,002	4,514	142	35	4	138	1,037	4,518	280	5,835	(396)	10/8/2010	2005	45
San Rafael—Francisco Blvd. East	San Rafael, CA	(1)	3,129	13,822	378	36	47	8	3,165	13,869	386	17,420	(841)	10/8/2010	2007	47
Denver—Tech Center South	Englewood, CO	(1)	1,714	978	46	47	57	141	1,761	1,035	187	2,983	(173)	10/8/2010	1998	40
Colorado Springs—West	Colorado Springs, CO	(1)	3,338	1,325	41	50	33	179	3,388	1,358	220	4,966	(186)	10/8/2010	1998	39
Denver—Cherry Creek	Glendale, CO	(1)	1,619	2,410	42	15	22	127	1,634	2,432	169	4,235	(352)	10/8/2010	1998	23
Denver—Lakewood South	Lakewood, CO	(1)	2,338	3,348	43	4	86	255	2,342	3,434	298	6,074	(355)	10/8/2010	1996	31
Denver—Lakewood West	Lakewood, CO	(1)	1,939	1,031	46	44	209	148	1,983	1,240	194	3,417	(230)	10/8/2010	1997	32
Colorado Springs—Airport	Colorado Springs, CO	(1)	2,134	1,870	43	34	83	132	2,168	1,953	175	4,296	(313)	10/8/2010	1998	23
Denver—Thornton	Thornton, CO	(1)	1,874	1,238	46	18	62	196	1,892	1,300	242	3,434	(259)	10/8/2010	1999	24
Denver—Airport—Aurora	Aurora, CO	(1)	1,645	917	43	10	26	68	1,655	943	111	2,709	(204)	10/8/2010	1998	23
Denver—Westminster	Westminster, CO	(1)	2,779	4,683	49	86	28	202	2,865	4,711	251	7,827	(379)	10/8/2010	2000	40
Denver—Park Meadows	Lone Tree, CO	(1)	1,578	3,467	78	15	36	190	1,593	3,503	268	5,364	(321)	10/8/2010	2002	42
Denver—Aurora	Aurora, CO	(1)	2,415	2,958	48	6	75	214	2,421	3,033	262	5,716	(322)	10/8/2010	1996	31
Denver—Cherry Creek	Glendale, CO	(1)	1,856	2,713	40	6	56	175	1,862	2,769	215	4,846	(292)	10/8/2010	1997	32
Denver—Tech Center South—Greenwood Village	Greenwood Village, CO	(1)	1,767	2,278	110	37	41	195	1,804	2,319	305	4,428	(278)	10/8/2010	2003	44
Denver—Tech Center South—Inverness	Englewood, CO	(1)	$2,941	$1,340	$46	$87	$63	$231	$3,028	$1,403	$277	$4,708	$(226)	10/8/2010	1997	32

ESH Hospitality LLC and Subsidiaries and

ESH Hospitality Strategies LLC and Subsidiaries

Consolidated and Combined

ESH Hospitality LLC and Subsidiaries

SCHEDULE III—REAL ESTATE AND ACCUMULATED DEPRECIATION (Continued)

(Dollars in thousands)

			Initial Cost			Cost Capitalized Subsequent to Acquisition			Gross Amount Carried at Close of Period December 31, 2012
Description	Location	Encumbrances	Land	Building	FF&E	Land and Improvements	Building and Improvements	FF&E	Land and Improvements	Building and Improvements	FF&E	Total (5)	Accumulated Depreciation	Date Acquired	Date of Construction	Depreciable Lives (Years) (3)
Denver—Tech Center—North	Denver, CO	(1)	$2,365	$649	$49	$14	$31	$297	$2,379	$680	$346	$3,405	$(213)	10/8/2010	1996	31
Denver—Aurora	Aurora, CO	(1)	2,706	6,047	65	31	93	273	2,737	6,140	338	9,215	(523)	10/8/2010	1997	39
Denver—Tech Center—Central	Greenwood Village, CO	(1)	2,392	1,286	51	25	214	315	2,417	1,500	366	4,283	(259)	10/8/2010	1997	34
Hartford—Farmington	Farmington, CT	(1)	1,080	6,003	65	31	42	168	1,111	6,045	233	7,389	(487)	10/8/2010	1998	39
Hartford—Manchester	Manchester, CT	(1)	1,002	6,723	67	45	373	644	1,047	7,096	711	8,854	(514)	10/8/2010	2001	41
Hartford—Meriden	Meriden, CT	(1)	687	6,207	81	101	394	617	788	6,601	698	8,087	(496)	10/8/2010	2002	42
Norwalk—Stamford	Norwalk, CT	(1)	2,866	12,533	64	69	731	961	2,935	13,264	1,025	17,224	(980)	10/8/2010	1999	39
Shelton—Fairfield County	Shelton, CT	(1)	2,001	11,314	60	54	780	953	2,055	12,094	1,013	15,162	(938)	10/8/2010	1998	38
Ottawa	Ottawa, Ontario, Canada	(1)	993	34,014	293	29	237	864	1,022	34,251	1,157	36,430	(1,994)	10/8/2010	1959	49
Toronto—Vaughan	Vaughan Ontario, Canada	(1)	11,047	16,011	102	19	873	1,664	11,066	16,884	1,766	29,716	(1,559)	10/8/2010	1990	30
St. John’s—Downtown	St. John’s, Newfoundland, Canada	(1)	672	9,636	149	3	12	222	675	9,648	371	10,694	(667)	10/8/2010	1966	44
Newark—Christiana—Wilmington	Newark, DE	(1)	1,473	7,617	61	61	156	210	1,534	7,773	271	9,578	(636)	10/8/2010	1998	38
Tallahassee—Killearn	Tallahassee, FL	(1)	356	1,769	29	15	20	97	371	1,789	126	2,286	(223)	10/8/2010	1998	28
Orlando—Convention Center—Westwood Blvd.	Orlando, FL	(1)	2,767	1,466	43	22	68	240	2,789	1,534	283	4,606	(216)	10/8/2010	1997	37
Pensacola—University Mall	Pensacola, FL	(1)	934	4,059	38	26	186	153	960	4,245	191	5,396	(398)	10/8/2010	1997	37
St. Petersburg—Clearwater—Airport	Clearwater, FL	(1)	1,951	3,062	39	51	497	570	2,002	3,559	609	6,170	(349)	10/8/2010	1998	38
Fort Lauderdale—Deerfield Beach	Deerfield Beach, FL	(1)	2,885	3,421	38	60	454	555	2,945	3,875	593	7,413	(344)	10/8/2010	1997	37
Gainesville—I-75	Gainesville, FL	(1)	846	6,416	44	17	68	200	863	6,484	244	7,591	(591)	10/8/2010	1997	32
Tampa—North—USF/Attractions	Tampa, FL	(1)	2,028	845	37	47	425	516	2,075	1,270	553	3,898	(203)	10/8/2010	1997	37
Fort Lauderdale—Cypress Creek—Andrews Ave.	Fort Lauderdale, FL	(1)	2,761	2,685	41	49	122	278	2,810	2,807	319	5,936	(323)	10/8/2010	1998	33
Jacksonville—Butler Blvd.	Jacksonville, FL	(1)	969	1,057	63	10	60	273	979	1,117	336	2,432	(228)	10/8/2010	1997	37
Fort Lauderdale—Commercial Blvd.	Fort Lauderdale, FL	(1)	2,465	997	54	8	77	167	2,473	1,074	221	3,768	(234)	10/8/2010	1999	24
Orlando—UCF Area	Orlando, FL	(1)	2,677	—	23	29	124	81	2,706	124	104	2,934	(63)	10/8/2010	1999	(4)
Jacksonville—Riverwalk	Jacksonville, FL	(1)	593	3,693	52	22	398	662	615	4,091	714	5,420	(351)	10/8/2010	2000	40
Fort Lauderdale—Cruiseport—Airport	Fort Lauderdale, FL	(1)	3,441	7,008	71	42	293	213	3,483	7,301	284	11,068	(603)	10/8/2010	1999	39
Fort Lauderdale—Cypress Creek—NW 6th Way	Fort Lauderdale, FL	(1)	2,480	751	62	26	66	217	2,506	817	279	3,602	(187)	10/8/2010	1999	42
Daytona Beach—International Speedway	Daytona Beach, FL	(1)	987	3,972	45	5	19	138	992	3,991	183	5,166	(328)	10/8/2010	1998	41
Jacksonville—Lenoir Avenue South	Jacksonville, FL	(1)	842	1,862	47	7	29	157	849	1,891	204	2,944	(224)	10/8/2010	1998	44
Melbourne—Airport	Melbourne, FL	(1)	1,423	4,160	53	13	32	167	1,436	4,192	220	5,848	(389)	10/8/2010	1998	39
West Palm Beach—Northpoint Corporate Park	West Palm Beach, FL	(1)	2,723	3,326	49	15	36	167	2,738	3,362	216	6,316	(317)	10/8/2010	1998	38
Tampa—Airport—Memorial Hwy.	Tampa, FL	(1)	2,513	1,342	69	50	50	276	2,563	1,392	345	4,300	(248)	10/8/2010	1999	42
Orlando—Universal Studios	Orlando, FL	(1)	2,813	2,874	66	20	44	202	2,833	2,918	268	6,019	(297)	10/8/2010	1998	42
Miami—Airport—Doral—87th Avenue South	Miami, FL	(1)	4,451	7,542	92	24	288	245	4,475	7,830	337	12,642	(625)	10/8/2010	2001	41
Orlando—Universal Studios	Orlando, FL	(1)	3,349	3,190	52	22	36	194	3,371	3,226	246	6,843	(321)	10/8/2010	1999	39
Orlando—Maitland—1760 Pembrook Dr.	Orlando, FL	(1)	2,133	1,347	41	9	270	507	2,142	1,617	548	4,307	(315)	10/8/2010	1999	39
Orlando—Lake Mary—1036 Greenwood Blvd	Lake Mary, FL	(1)	2,229	—	19	10	303	482	2,239	303	501	3,043	(172)	10/8/2010	2000	(4)
Fort Lauderdale—Plantation	Fort Lauderdale, FL	(1)	6,352	2,252	61	14	389	528	6,366	2,641	589	9,596	(272)	10/8/2010	2000	40
Orlando—Maitland—1776 Pembrook Dr.	Orlando, FL	(1)	2,103	807	74	14	38	120	2,117	845	194	3,156	(179)	10/8/2010	2000	45
Orlando—Convention Center—6443 Westwood	Orlando, FL	(1)	2,472	2,071	68	27	59	178	2,499	2,130	246	4,875	(263)	10/8/2010	1999	43
Miami—Coral Gables	Miami, FL	(1)	2,866	7,211	76	29	266	255	2,895	7,477	331	10,703	(602)	10/8/2010	2001	41
Miami—Brickell—Port of Miami	Miami, FL	(1)	3,323	7,312	85	34	305	264	3,357	7,617	349	11,323	(597)	10/8/2010	2001	41
Miami—Airport—Doral —25th Street	Miami, FL	(1)	4,135	5,307	125	39	182	197	4,174	5,489	322	9,985	(497)	10/8/2010	2002	42
Tampa—Airport—Spruce Street	Tampa, FL	(1)	2,437	3,066	102	57	339	458	2,494	3,405	560	6,459	(316)	10/8/2010	2003	43
Jacksonville—Baymeadows	Jacksonville, FL	(1)	1,163	2,662	48	16	84	270	1,179	2,746	318	4,243	(310)	10/8/2010	1998	38
Jacksonville—Salisbury Rd.—Southpoint	Jacksonville, FL	(1)	727	720	52	12	447	191	739	1,167	243	2,149	(195)	10/8/2010	1999	39
Jacksonville—Southside—St. Johns Towne Center	Jacksonville, FL	(1)	925	2,679	47	5	142	312	930	2,821	359	4,110	(346)	10/8/2010	1997	32
Orlando—Altamonte Springs	Altamonte Springs, FL	(1)	5,421	—	25	14	131	215	5,435	131	240	5,806	(82)	10/8/2010	1998	(4)
Orlando—Lake Mary—1040 Greenwood Blvd	Lake Mary, FL	(1)	2,685	—	25	16	129	223	2,701	129	248	3,078	(67)	10/8/2010	1998	(4)
Orlando—Southpark—Equity Row	Orlando, FL	(1)	2,854	432	49	18	129	229	2,872	561	278	3,711	(193)	10/8/2010	1998	38
Boca Raton—Commerce	Boca Raton, FL	(1)	5,920	3,219	56	18	102	255	5,938	3,321	311	9,570	(368)	10/8/2010	1998	33
Fort Lauderdale—Tamarac	Tamarac, FL	(1)	3,709	3,054	712	—	—	—	3,709	3,054	712	7,475	(20)	12/13/2012	1997	21
Miami—Airport—Doral	Miami, FL	(1)	$10,164	$4,188	$1,131	$—	$—	$—	$10,164	$4,188	$1,131	$15,483	$(22)	12/13/2012	1997	26

ESH Hospitality LLC and Subsidiaries and

ESH Hospitality Strategies LLC and Subsidiaries

Consolidated and Combined

ESH Hospitality LLC and Subsidiaries

SCHEDULE III—REAL ESTATE AND ACCUMULATED DEPRECIATION (Continued)

(Dollars in thousands)

			Initial Cost			Cost Capitalized Subsequent to Acquisition				Gross Amount Carried at Close of Period December 31, 2012
Description	Location	Encumbrances	Land	Building	FF&E	Land and Improvements		Building and Improvements	FF&E	Land and Improvements	Building and Improvements	FF&E	Total (5)	Accumulated Depreciation	Date Acquired	Date of Construction	Depreciable Lives (Years) (3)
Miami—Airport—Blue Lagoon	Miami, FL	(1)	$9,702	$4,910	$70	$37		$226	$334	$9,739	$5,136	$404	$15,279	$(577)	10/8/2010	1998	33
Miami—Airport—Miami Springs	Miami, FL	(1)	8,014	3,657	71	7		305	281	8,021	3,962	352	12,335	(379)	10/8/2010	1998	40
Fort Lauderdale—Plantation	Davie, FL	(1)	5,014	3,117	492	—		—	—	5,014	3,117	492	8,623	(17)	12/13/2012	1997	23
Tampa—Brandon	Brandon, FL	(1)	3,709	3,540	696	—		—	—	3,709	3,540	696	7,945	(19)	12/13/2012	1997	26
St. Petersburg—Clearwater	Clearwater, FL	(1)	1,679	2,926	489	—		—	—	1,679	2,926	489	5,094	(16)	12/13/2012	1997	22
Tampa—North Airport	Tampa, FL	(1)	1,294	2,236	490	—		—	—	1,294	2,236	490	4,020	(16)	12/13/2012	1997	20
Jacksonville—Deerwood Park	Jacksonville, FL	(1)	943	3,910	66	8		60	189	951	3,970	255	5,176	(371)	10/8/2010	1999	40
Tampa—Airport—N. Westshore Blvd.	Tampa, FL	(1)	2,564	3,918	64	38		215	287	2,602	4,133	351	7,086	(428)	10/8/2010	1998	38
Fort Lauderdale—Cypress Creek—Park North	Pompano Beach, FL	(1)	3,567	2,828	65	47		511	371	3,614	3,339	436	7,389	(405)	10/8/2010	1998	38
Orlando—Southpark—Commodity Circle	Orlando, FL	(1)	3,483	2,051	64	25		152	275	3,508	2,203	339	6,050	(308)	10/8/2010	1999	40
Orlando—Maitland—Summit Tower Blvd	Orlando, FL	(1)	3,577	—	65	9		92	235	3,586	92	300	3,978	(171)	10/8/2010	1998	(4)
Orlando—Convention Center—Pointe Orlando	Orlando, FL	(1)	3,326	3,097	58	31		26	331	3,357	3,123	389	6,869	(339)	10/8/2010	1998	38
Orlando—Lake Buena Vista	Orlando, FL	(1)	4,137	—	30	42		107	323	4,179	107	353	4,639	(80)	10/8/2010	1998	(4)
Destin—US 98—Emerald Coast Pkwy.	Destin, FL	(1)	1,149	2,528	96	40		1,168	211	1,189	3,696	307	5,192	(321)	10/8/2010	2001	48
Atlanta—Peachtree Corners	Norcross, GA	(1)	1,256	—	19	15		32	132	1,271	32	151	1,454	(38)	10/8/2010	1997	(4)
Atlanta—Alpharetta—Northpoint—East	Alpharetta, GA	(1)	717	591	42	35		27	145	752	618	187	1,557	(154)	10/8/2010	1997	27
Atlanta—Kennesaw Chastain Rd	Kennesaw, GA	(1)	1,092	1,560	38	67		84	221	1,159	1,644	259	3,062	(259)	10/8/2010	1997	27
Macon—North	Macon, GA	(1)	537	4,151	46	30		13	116	567	4,164	162	4,893	(349)	10/8/2010	1998	42
Atlanta—Vinings	Atlanta, GA	(1)	1,924	5,785	57	45		59	155	1,969	5,844	212	8,025	(464)	10/8/2010	1997	40
Columbus—Airport	Columbus, GA	(1)	967	4,566	40	57		116	210	1,024	4,682	250	5,956	(454)	10/8/2010	1997	32
Atlanta—Clairmont	Atlanta, GA	(1)	1,142	3,284	40	53		205	217	1,195	3,489	257	4,941	(337)	10/8/2010	1998	38
Atlanta—Marietta—Windy Hill	Marietta, GA	(1)	1,645	2,192	41	58		206	229	1,703	2,398	270	4,371	(271)	10/8/2010	1998	39
Atlanta—Duluth	Duluth, GA	(1)	1,177	1,252	61	35		40	73	1,212	1,292	134	2,638	(173)	10/8/2010	1997	49
Atlanta—Marietta—Canton Road	Marietta, GA	(1)	1,164	611	40	31		141	79	1,195	752	119	2,066	(166)	10/8/2010	1995	31
Atlanta—Jimmy Carter Blvd.	Norcross, GA	(1)	1,974	890	61	37		156	209	2,011	1,046	270	3,327	(276)	10/8/2010	1996	22
Atlanta—Norcross	Norcross, GA	(1)	1,937	—	44	47		58	73	1,984	58	117	2,159	(131)	10/8/2010	1996	(4)
Atlanta—Riverdale	Riverdale, GA	(1)	2,130	—	46	(1,404	)(6)	98	113	726	98	159	983	(184)	10/8/2010	1996	(4)
Atlanta—Lawrenceville	Lawrenceville, GA	(1)	1,253	1,871	43	19		64	236	1,272	1,935	279	3,486	(298)	10/8/2010	1996	22
Atlanta—Alpharetta—Rock Mill Rd.	Alpharetta, GA	(1)	1,391	1,101	40	22		330	513	1,413	1,431	553	3,397	(312)	10/8/2010	1999	39
Atlanta—Morrow	Morrow, GA	(1)	1,713	2,276	41	89		98	174	1,802	2,374	215	4,391	(250)	10/8/2010	1998	39
Atlanta—Kennesaw Town Center	Kennesaw, GA	(1)	1,122	2,213	38	58		257	168	1,180	2,470	206	3,856	(262)	10/8/2010	1998	38
Atlanta—Perimeter—Crestline	Atlanta, GA	(1)	1,562	1,581	46	30		57	226	1,592	1,638	272	3,502	(204)	10/8/2010	2000	40
Columbus—Bradley Park	Columbus, GA	(1)	763	5,083	45	49		40	184	812	5,123	229	6,164	(408)	10/8/2010	2000	40
Savannah—Midtown	Savannah, GA	(1)	564	5,079	66	57		43	152	621	5,122	218	5,961	(411)	10/8/2010	2001	41
Atlanta—Cumberland Mall	Smyrna, GA	(1)	1,631	2,038	45	31		86	217	1,662	2,124	262	4,048	(278)	10/8/2010	1997	32
Atlanta—Peachtree Corners	Norcross, GA	(1)	1,219	2,509	291	—		—	—	1,219	2,509	291	4,019	(15)	12/13/2012	1996	20
Atlanta—Perimeter	Atlanta, GA	(1)	1,921	3,398	45	18		92	313	1,939	3,490	358	5,787	(376)	10/8/2010	1997	32
Atlanta—Marietta—Powers Ferry Rd.	Marietta, GA	(1)	2,718	1,891	58	47		270	279	2,765	2,161	337	5,263	(286)	10/8/2010	1998	38
Atlanta—Marietta—Interstate N. Pkwy	Atlanta, GA	(1)	1,766	3,023	72	39		46	178	1,805	3,069	250	5,124	(313)	10/8/2010	1999	41
Atlanta—Alpharetta—Northpoint—West	Alpharetta, GA	(1)	1,218	1,673	58	56		49	192	1,274	1,722	250	3,246	(221)	10/8/2010	1999	42
Atlanta—Lenox	Atlanta, GA	(1)	1,183	4,086	42	44		32	201	1,227	4,118	243	5,588	(378)	10/8/2010	1997	37
Atlanta—Marietta—Wildwood	Atlanta, GA	(1)	852	2,881	40	52		40	226	904	2,921	266	4,091	(293)	10/8/2010	1996	36
Atlanta—Perimeter—Peachtree Dunwoody	Atlanta, GA	(1)	1,203	2,928	44	71		31	225	1,274	2,959	269	4,502	(297)	10/8/2010	1997	37
Atlanta—Gwinnett Place	Duluth, GA	(1)	1,269	3,234	48	70		101	141	1,339	3,335	189	4,863	(356)	10/8/2010	1990	30
Des Moines—West Des Moines	West Des Moines, IA	(1)	1,089	2,742	39	69		52	217	1,158	2,794	256	4,208	(342)	10/8/2010	1997	27
Des Moines—Urbandale	Urbandale, IA	(1)	1,119	2,684	41	13		51	184	1,132	2,735	225	4,092	(261)	10/8/2010	1999	39
Boise—Airport	Boise, ID	(1)	862	1,647	39	2		36	196	864	1,683	235	2,782	(202)	10/8/2010	1997	37
Rockford—State Street	Rockford, IL	(1)	971	293	34	84		392	728	1,055	685	762	2,502	(148)	10/8/2010	1997	27
Chicago—Buffalo Grove—Deerfield	Buffalo Grove, IL	(1)	2,264	4,986	44	49		220	279	2,313	5,206	323	7,842	(429)	10/8/2010	1998	38
Chicago—Downers Grove	Downers Grove, IL	(1)	2,592	3,321	53	76		812	910	2,668	4,133	963	7,764	(397)	10/8/2010	1996	36
Chicago—Itasca	Itasca, IL	(1)	1,419	2,764	46	51		66	205	1,470	2,830	251	4,551	(279)	10/8/2010	1996	36
Chicago—Rolling Meadows	Rolling Meadows, IL	(1)	1,643	640	44	14		193	268	1,657	833	312	2,802	(169)	10/8/2010	1996	36
Chicago—Burr Ridge	Burr Ridge , IL	(1)	2,033	4,406	43	63		566	663	2,096	4,972	706	7,774	(417)	10/8/2010	1996	36
Chicago—Elmhurst—O’Hare	Elmhurst, IL	(1)	1,728	2,769	42	69		330	669	1,797	3,099	711	5,607	(323)	10/8/2010	1997	37
Chicago—Gurnee	Gurnee, IL	(1)	1,557	2,759	37	76		164	188	1,633	2,923	225	4,781	(291)	10/8/2010	1997	37
Chicago—Naperville—West	Naperville, IL	(1)	3,084	2,386	44	73		517	665	3,157	2,903	709	6,769	(311)	10/8/2010	1996	36
Chicago—O’Hare—North	Des Plaines, IL	(1)	1,946	3,737	44	45		253	276	1,991	3,990	320	6,301	(386)	10/8/2010	1998	38
Rockford—I-90	Rockford, IL	(1)	1,046	1,989	38	6		85	190	1,052	2,074	228	3,354	(201)	10/8/2010	1997	47
Chicago—Waukegan	Waukegan, IL	(1)	1,230	680	41	40		100	135	1,270	780	176	2,226	(217)	10/8/2010	1997	22
Champaign—Urbana	Champaign, IL	(1)	1,221	4,043	35	34		138	184	1,255	4,181	219	5,655	(348)	10/8/2010	1998	38
Chicago—Lansing	Lansing, IL	(1)	1,778	2,399	44	71		214	260	1,849	2,613	304	4,766	(277)	10/8/2010	1998	38
St. Louis—O’ Fallon, IL	O’Fallon, IL	(1)	1,099	2,897	34	19		157	200	1,118	3,054	234	4,406	(281)	10/8/2010	1998	38
Chicago—Romeoville—Bollingbrook	Romeoville, IL	(1)	1,741	3,612	38	79		396	540	1,820	4,008	578	6,406	(358)	10/8/2010	1998	38
Chicago—Woodfield Mall	Schaumburg, IL	(1)	1,649	2,501	43	59		336	604	1,708	2,837	647	5,192	(272)	10/8/2010	1999	39
Chicago—Lombard—Yorktown Center	Lombard, IL	(1)	2,029	3,367	58	62		33	232	2,091	3,400	290	5,781	(354)	10/8/2010	1998	40
Chicago—Darien	Darien, IL	(1)	$1,754	$4,286	$42	$66		$373	$549	$1,820	$4,659	$591	$7,070	$(388)	10/8/2010	1999	39

ESH Hospitality LLC and Subsidiaries and

ESH Hospitality Strategies LLC and Subsidiaries

Consolidated and Combined

ESH Hospitality LLC and Subsidiaries

SCHEDULE III—REAL ESTATE AND ACCUMULATED DEPRECIATION (Continued)

(Dollars in thousands)

			Initial Cost			Cost Capitalized Subsequent to Acquisition			Gross Amount Carried at Close of Period December 31, 2012
Description	Location	Encumbrances	Land	Building	FF&E	Land and Improvements	Building and Improvements	FF&E	Land and Improvements	Building and Improvements	FF&E	Total (5)	Accumulated Depreciation	Date Acquired	Date of Construction	Depreciable Lives (Years) (3)
Chicago—O’Hare – South	Des Plaines, IL	(1)	$2,122	$1,434	$71	$45	$154	$221	$2,167	$1,588	$292	$4,047	$(231)	10/8/2010	1999	40
Chicago—Lisle	Lisle, IL	(1)	1,908	2,176	42	42	365	510	1,950	2,541	552	5,043	(261)	10/8/2010	2000	40
Chicago—Hanover Park	Hanover Park, IL	(1)	4,217	1,081	38	5	336	544	4,222	1,417	582	6,221	(179)	10/8/2010	1999	39
Chicago—Hillside	Hillside, IL	(1)	1,661	1,134	49	55	166	254	1,716	1,300	303	3,319	(193)	10/8/2010	1999	39
Chicago—Skokie	Skokie, IL	(1)	2,305	8,355	65	41	345	716	2,346	8,700	781	11,827	(639)	10/8/2010	2000	40
Chicago—Vernon Hills—Lake Forest	Vernon Hills, IL	(1)	2,471	4,030	60	19	254	655	2,490	4,284	715	7,489	(363)	10/8/2010	2000	40
Chicago—Schaumburg	Schaumburg, IL	(1)	3,507	703	98	9	325	626	3,516	1,028	724	5,268	(215)	10/8/2010	2002	42
Peoria—North	Peoria, IL	(1)	1,063	3,528	63	21	65	156	1,084	3,593	219	4,896	(313)	10/8/2010	2001	41
Bloomington—Normal	Bloomington, IL	(1)	941	3,404	61	9	71	143	950	3,475	204	4,629	(303)	10/8/2010	2001	41
Chicago—Midway	Bedford Park, IL	(1)	2,028	2,261	130	21	468	704	2,049	2,729	834	5,612	(330)	10/8/2010	2003	43
Chicago—Naperville—East	Naperville, IL	(1)	1,686	4,231	48	101	548	811	1,787	4,779	859	7,425	(424)	10/8/2010	1997	37
Chicago—Lombard—Oak Brook	Lombard, IL	(1)	3,692	1,060	59	60	479	887	3,752	1,539	946	6,237	(236)	10/8/2010	1999	39
Chicago—Schaumburg—Convention Center	Schaumburg, IL	(1)	2,016	1,190	49	69	180	283	2,085	1,370	332	3,787	(218)	10/8/2010	1997	37
Chicago—Vernon Hills—Lincolnshire	Vernon Hills, IL	(1)	2,467	1,053	66	31	437	829	2,498	1,490	895	4,883	(245)	10/8/2010	1999	39
Chicago—Westmont—Oak Brook	Westmont, IL	(1)	3,510	587	52	46	389	867	3,556	976	919	5,451	(197)	10/8/2010	1998	38
Indianapolis—North—Carmel	Indianapolis, IN	(1)	812	851	29	32	26	151	844	877	180	1,901	(144)	10/8/2010	1990	30
Indianapolis—Northwest—College Park	Indianapolis, IN	(1)	363	945	28	27	75	204	390	1,020	232	1,642	(152)	10/8/2010	1991	32
Evansville—East	Evansville, IN	(1)	387	2,295	34	23	55	188	410	2,350	222	2,982	(300)	10/8/2010	1997	27
Fort Wayne—North	Ft. Wayne, IN	(1)	402	1,755	34	44	35	139	446	1,790	173	2,409	(235)	10/8/2010	1996	26
South Bend—Mishawaka—South	Mishawaka, IN	(1)	457	1,146	34	72	8	173	529	1,154	207	1,890	(194)	10/8/2010	1997	27
Fort Wayne—South	Ft. Wayne, IN	(1)	937	3,992	37	35	260	190	972	4,252	227	5,451	(368)	10/8/2010	1997	37
Merrillville—US Rte. 30	Merrillville, IN	(1)	693	3,923	39	55	151	167	748	4,074	206	5,028	(341)	10/8/2010	1996	36
Indianapolis—Airport	Indianapolis, IN	(1)	1,566	—	39	(9)	205	228	1,557	205	267	2,029	(144)	10/8/2010	1998	(4)
Indianapolis—Castleton	Indianapolis, IN	(1)	558	2,108	40	48	193	265	606	2,301	305	3,212	(257)	10/8/2010	1999	39
South Bend—Mishawaka—North	Mishawaka, IN	(1)	497	1,929	62	42	45	245	539	1,974	307	2,820	(243)	10/8/2010	2001	41
Indianapolis—West 86th St.	Indianapolis, IN	(1)	581	2,330	40	30	145	219	611	2,475	259	3,345	(254)	10/8/2010	1998	39
Indianapolis—Airport—W. Southern Ave.	Indianapolis, IN	(1)	1,505	1,103	77	47	84	349	1,552	1,187	426	3,165	(250)	10/8/2010	1998	40
Indianapolis—Northwest—I-465	Indianapolis, IN	(1)	1,385	4,782	66	48	251	275	1,433	5,033	341	6,807	(453)	10/8/2010	1998	41
Kansas City—Overland Park—Quivira Rd.	Overland Park, KS	(1)	1,120	959	43	56	350	588	1,176	1,309	631	3,116	(329)	10/8/2010	1997	37
Kansas City—Lenexa—95th St.	Lenexa, KS	(1)	2,489	—	12	34	73	96	2,523	73	108	2,704	(47)	10/8/2010	1996	(4)
Wichita—East	Wichita, KS	(1)	809	1,375	35	20	27	208	829	1,402	243	2,474	(206)	10/8/2010	1997	27
Kansas City—Overland Park—Nall Ave.	Overland Park, KS	(1)	603	2,291	45	11	15	366	614	2,306	411	3,331	(273)	10/8/2010	1998	38
Kansas City—Shawnee Mission	Merriam, KS	(1)	1,255	2,489	49	35	110	284	1,290	2,599	333	4,222	(321)	10/8/2010	1997	32
Kansas City—Overland Park—Metcalf Ave	Overland Park, KS	(1)	1,103	4,652	61	49	230	217	1,152	4,882	278	6,312	(437)	10/8/2010	1997	41
Kansas City—Lenexa—87th St.	Lenexa, KS	(1)	1,413	1,161	47	215	459	243	1,628	1,620	290	3,538	(253)	10/8/2010	1997	35
Lexington—Patchen Village	Lexington, KY	(1)	860	—	25	79	17	95	939	17	120	1,076	(90)	10/8/2010	1986	(4)
Lexington—Tates Creek	Lexington, KY	(1)	910	1,692	29	121	142	97	1,031	1,834	126	2,991	(236)	10/8/2010	1987	27
Louisville—Hurstbourne	Louisville, KY	(1)	656	439	30	73	74	70	729	513	100	1,342	(126)	10/8/2010	1988	28
Louisville—St. Matthews	Louisville, KY	(1)	949	—	26	24	111	105	973	111	131	1,215	(87)	10/8/2010	1989	(4)
Cincinnati—Florence	Florence, KY	(1)	549	1,850	33	3	44	166	552	1,894	199	2,645	(254)	10/8/2010	1996	26
Lexington—Nicholasville Road	Lexington, KY	(1)	1,415	4,119	45	44	131	146	1,459	4,250	191	5,900	(416)	10/8/2010	1996	31
Louisville—Dutchman	Louisville, KY	(1)	662	2,540	45	13	209	203	675	2,749	248	3,672	(320)	10/8/2010	1996	31
Cincinnati—Florence	Florence, KY	(1)	827	2,575	37	54	68	162	881	2,643	199	3,723	(275)	10/8/2010	1997	37
Cincinnati—Covington	Covington, KY	(1)	880	5,352	38	9	58	183	889	5,410	221	6,520	(441)	10/8/2010	1997	37
Louisville—Alliant Avenue	Louisville, KY	(1)	812	2,628	48	17	38	184	829	2,666	232	3,727	(269)	10/8/2010	1998	39
Shreveport—Bossier City	Bossier City, LA	(1)	1,130	4,480	41	44	27	101	1,174	4,507	142	5,823	(595)	10/8/2010	1997	22
Lake Charles—Sulphur	Sulphur, LA	(1)	310	1,784	39	9	16	80	319	1,800	119	2,238	(280)	10/8/2010	1997	22
New Orleans—Metairie	Metairie, LA	(1)	559	5,559	41	17	119	601	576	5,678	642	6,896	(385)	10/8/2010	1998	38
Baton Rouge—Sherwood Forest	Baton Rouge, LA	(1)	531	2,802	43	26	78	96	557	2,880	139	3,576	(397)	10/8/2010	1998	23
Lafayette—Airport	Lafayette, LA	(1)	436	2,212	38	10	53	224	446	2,265	262	2,973	(248)	10/8/2010	1998	38
New Orleans—Kenner	Kenner, LA	(1)	1,028	6,843	79	17	287	489	1,045	7,130	568	8,743	(647)	10/8/2010	2001	41
Baton Rouge—Citiplace	Baton Rouge, LA	(1)	1,029	5,875	66	28	303	586	1,057	6,178	652	7,887	(615)	10/8/2010	2001	41
Boston—Danvers	Danvers, MA	(1)	1,334	5,659	38	13	53	189	1,347	5,712	227	7,286	(370)	10/8/2010	1998	47
Boston—Westborough—East Main Street	Westborough, MA	(1)	2,366	2,763	81	21	151	165	2,387	2,914	246	5,547	(291)	10/8/2010	2001	42
Boston—Westborough—Connector Road	Westborough, MA	(1)	3,154	1,519	57	13	263	535	3,167	1,782	592	5,541	(206)	10/8/2010	2001	41
Boston—Tewksbury	Tewksbury, MA	(1)	1,547	4,378	58	20	249	577	1,567	4,627	635	6,829	(367)	10/8/2010	2001	41
Boston—Braintree	Braintree, MA	(1)	2,599	9,110	90	17	290	570	2,616	9,400	660	12,676	(659)	10/8/2010	2002	42
Foxboro—Norton	Norton, MA	(1)	2,153	4,729	98	13	245	537	2,166	4,974	635	7,775	(395)	10/8/2010	2003	43
Boston—Burlington	Burlington, MA	(1)	2,533	6,944	58	7	601	935	2,540	7,545	993	11,078	(628)	10/8/2010	1998	38
Boston—Marlborough	Marlborough, MA	(1)	2,137	3,464	48	30	414	843	2,167	3,878	891	6,936	(353)	10/8/2010	1998	38
Boston—Peabody	Peabody, MA	(1)	1,649	5,178	110	12	353	766	1,661	5,531	876	8,068	(459)	10/8/2010	1999	43
Boston—Waltham	Waltham, MA	(1)	2,025	6,620	58	7	152	256	2,032	6,772	314	9,118	(568)	10/8/2010	1998	38
Boston—Waltham	Waltham, MA	(1)	1,851	7,411	72	17	430	1,026	1,868	7,841	1,098	10,807	(641)	10/8/2010	1999	39
Boston—Westborough—Computer Dr.	Westborough, MA	(1)	2,747	2,788	48	46	555	842	2,793	3,343	890	7,026	(331)	10/8/2010	1998	38
Boston—Woburn	Woburn, MA	(1)	1,879	4,426	48	17	286	751	1,896	4,712	799	7,407	(397)	10/8/2010	1998	39
Columbia—Gateway Drive	Columbia, MD	(1)	2,241	5,038	42	61	661	873	2,302	5,699	915	8,916	(635)	10/8/2010	1997	27
Baltimore—BWI Airport	Linthicum, MD	(1)	2,316	8,515	43	93	515	607	2,409	9,030	650	12,089	(723)	10/8/2010	1997	37
Columbia—Columbia 100 Parkway	Columbia, MD	(1)	1,785	6,287	38	65	362	601	1,850	6,649	639	9,138	(572)	10/8/2010	1997	37
Washington, D.C.—Landover	Landover, MD	(1)	$3,119	$5,378	$39	$40	$147	$261	$3,159	$5,525	$300	$8,984	$(439)	10/8/2010	1998	38

ESH Hospitality LLC and Subsidiaries and

ESH Hospitality Strategies LLC and Subsidiaries

Consolidated and Combined

ESH Hospitality LLC and Subsidiaries

SCHEDULE III—REAL ESTATE AND ACCUMULATED DEPRECIATION (Continued)

(Dollars in thousands)

			Initial Cost			Cost Capitalized Subsequent to Acquisition			Gross Amount Carried at Close of Period December 31, 2012
Description	Location	Encumbrances	Land	Building	FF&E	Land and Improvements	Building and Improvements	FF&E	Land and Improvements	Building and Improvements	FF&E	Total (5)	Accumulated Depreciation	Date Acquired	Date of Construction	Depreciable Lives (Years) (3)
Baltimore—Timonium	Timonium, MD	(1)	$2,004	$6,358	$39	$50	$143	$273	$2,054	$6,501	$312	$8,867	$(519)	10/8/2010	1998	38
Washington, D.C.—Germantown	Germantown, MD	(1)	1,413	4,673	44	46	320	464	1,459	4,993	508	6,960	(493)	10/8/2010	1999	39
Washington, D.C.—Gaithersburg—North	Gaithersburg, MD	(1)	2,088	3,973	42	43	336	497	2,131	4,309	539	6,979	(386)	10/8/2010	1999	39
Washington, D.C.—Gaithersburg—South	Gaithersburg, MD	(1)	2,233	4,128	59	29	137	193	2,262	4,265	252	6,779	(355)	10/8/2010	1999	40
Frederick—Westview Dr.	Frederick, MD	(1)	1,891	5,522	41	35	371	516	1,926	5,893	557	8,376	(498)	10/8/2010	1999	39
Lexington Park—Pax River	Lexington Park, MD	(1)	1,206	5,140	48	43	314	531	1,249	5,454	579	7,282	(476)	10/8/2010	2000	40
Annapolis—Womack Drive	Annapolis, MD	(1)	1,376	4,684	131	44	232	447	1,420	4,916	578	6,914	(401)	10/8/2010	2004	45
Baltimore—Glen Burnie	Glen Burnie, MD	(1)	2,374	9,428	132	50	218	405	2,424	9,646	537	12,607	(680)	10/8/2010	2004	44
Columbia—Laurel—Ft. Meade	Jessup, MD	(1)	1,505	5,910	112	38	(1)	225	1,543	5,909	337	7,789	(461)	10/8/2010	2004	44
Baltimore—Bel Air—Aberdeen	Bel Air, MD	(1)	1,768	5,344	110	31	8	189	1,799	5,352	299	7,450	(426)	10/8/2010	2004	44
Annapolis—Admiral Cochrane Drive	Annapolis, MD	(1)	2,121	5,919	52	41	26	234	2,162	5,945	286	8,393	(479)	10/8/2010	1999	39
Baltimore—BWl Airport	Linthicum Heights, MD	(1)	3,801	5,663	1,003	—	—	—	3,801	5,663	1,003	10,467	(25)	12/13/2012	1997	32
Washington, D.C.—Rockville	Rockville, MD	(1)	5,800	9,696	64	73	142	248	5,873	9,838	312	16,023	(800)	10/8/2010	1999	39
Washington, D.C.—Germantown	Germantown, MD	(1)	5,541	2,269	698	—	—	—	5,541	2,269	698	8,508	(23)	12/13/2012	1997	19
Columbia—Columbia Corporate Park	Columbia, MD	(1)	3,056	10,874	81	76	176	309	3,132	11,050	390	14,572	(859)	10/8/2010	1998	39
Portland—Scarborough	Scarborough, ME	(1)	828	4,601	52	18	145	295	846	4,746	347	5,939	(378)	10/8/2010	2001	41
Detroit—Warren	Warren, MI	(1)	1,448	—	37	52	15	99	1,500	15	136	1,651	(105)	10/8/2010	1997	(4)
Detroit—Livonia	Livonia, MI	(1)	1,863	—	42	122	150	97	1,985	150	139	2,274	(185)	10/8/2010	1998	(4)
Detroit—Madison Heights	Madison Heights, MI	(1)	1,787	—	43	49	50	204	1,836	50	247	2,133	(147)	10/8/2010	1997	(4)
Detroit—Sterling Heights	Sterling Heights, MI	(1)	998	1,550	42	27	58	180	1,025	1,608	222	2,855	(202)	10/8/2010	1997	37
Detroit—Ann Arbor—Briarwood Mall	Ann Arbor, MI	(1)	3,416	—	41	103	69	221	3,519	69	262	3,850	(137)	10/8/2010	1997	(4)
Detroit—Auburn Hills—I -75	Auburn Hills, MI	(1)	1,948	—	47	135	374	725	2,083	374	772	3,229	(397)	10/8/2010	1997	(4)
Detroit—Novi—Haggerty Road	Novi, MI	(1)	1,102	1,620	44	69	460	660	1,171	2,080	704	3,955	(415)	10/8/2010	1997	37
Detroit—Farmington Hills	Farmington Hills, MI	(1)	1,084	570	41	86	37	198	1,170	607	239	2,016	(169)	10/8/2010	1997	37
Grand Rapids—Kentwood	Kentwood, MI	(1)	1,297	1,644	38	32	31	229	1,329	1,675	267	3,271	(208)	10/8/2010	1998	38
Detroit—Ann Arbor—University South	Ann Arbor, MI	(1)	955	1,139	42	77	25	158	1,032	1,164	200	2,396	(167)	10/8/2010	1997	41
Detroit—Novi—Orchard Hill Place	Novi, MI	(1)	1,237	421	78	88	42	123	1,325	463	201	1,989	(167)	10/8/2010	2000	42
Detroit—Canton	Canton, MI	(1)	1,501	—	59	120	61	169	1,621	61	228	1,910	(156)	10/8/2010	2001	(4)
Detroit—Metropolitan Airport	Romulus, MI	(1)	1,161	2,462	83	27	30	221	1,188	2,492	304	3,984	(289)	10/8/2010	2001	41
Detroit—Southfield—I-696	Southfield, MI	(1)	1,746	—	84	22	36	197	1,768	36	281	2,085	(194)	10/8/2010	2002	(4)
Detroit—Roseville	Roseville, MI	(1)	1,204	2,742	71	52	64	228	1,256	2,806	299	4,361	(290)	10/8/2010	2001	41
Detroit—Dearborn	Dearborn, MI	(1)	1,018	2,051	77	49	63	197	1,067	2,114	274	3,455	(253)	10/8/2010	2002	42
Auburn Hills—University Drive	Auburn Hills, MI	(1)	1,363	588	59	42	35	212	1,405	623	271	2,299	(191)	10/8/2010	1999	39
Detroit—Southfield—Northwestern Hwy.	Southfield, MI	(1)	1,952	—	58	26	46	227	1,978	46	285	2,309	(188)	10/8/2010	1999	(4)
Detroit—Auburn Hills—Featherstone Rd.	Auburn Hills, MI	(1)	1,226	3,584	75	75	200	226	1,301	3,784	301	5,386	(381)	10/8/2010	1999	41
Minneapolis—Bloomington	Bloomington, MN	(1)	1,440	3,092	39	24	47	230	1,464	3,139	269	4,872	(295)	10/8/2010	1998	38
Minneapolis—Eden Prairie—Valley View R	Eden Prairie, MN	(1)	1,614	3,658	39	31	28	182	1,645	3,686	221	5,552	(315)	10/8/2010	1998	38
Minneapolis—Maple Grove	Maple Grove, MN	(1)	2,543	560	38	7	49	158	2,550	609	196	3,355	(138)	10/8/2010	1998	38
Minneapolis—Airport—Eagan	Eagan , MN	(1)	1,517	2,133	51	36	32	192	1,553	2,165	243	3,961	(239)	10/8/2010	1997	37
Minneapolis—Brooklyn Center	Brooklyn Center, MN	(1)	1,367	2,491	38	11	83	272	1,378	2,574	310	4,262	(274)	10/8/2010	1998	38
Minneapolis—Woodbury	Woodbury, MN	(1)	1,805	2,559	43	7	290	640	1,812	2,849	683	5,344	(426)	10/8/2010	1999	39
Rochester—South	Rochester, MN	(1)	1,119	1,439	50	15	32	193	1,134	1,471	243	2,848	(180)	10/8/2010	2001	41
Rochester—North	Rochester, MN	(1)	1,146	1,797	48	9	78	167	1,155	1,875	215	3,245	(196)	10/8/2010	2001	41
Minneapolis—Airport—Eagan	Eagan, MN	(1)	1,888	2,331	60	24	144	256	1,912	2,475	316	4,703	(285)	10/8/2010	1998	38
Minneapolis—Eden Prairie—Technology Drive	Eden Prairie, MN	(1)	1,199	2,289	36	9	8	155	1,208	2,297	191	3,696	(232)	10/8/2010	1998	38
St. Louis—Airport—Chapel Ridge Road	Hazelwood, MO	(1)	1,047	—	33	20	81	129	1,067	81	162	1,310	(85)	10/8/2010	1992	(4)
St. Louis—Westport—Craig Road	St. Louis, MO	(1)	982	220	33	18	123	203	1,000	343	236	1,579	(122)	10/8/2010	1994	24
St. Louis—Earth City	Earth City, MO	(1)	1,394	721	34	30	69	192	1,424	790	226	2,440	(160)	10/8/2010	1997	27
St. Louis—St. Peters	St. Peters, MO	(1)	1,165	3,797	44	24	262	196	1,189	4,059	240	5,488	(381)	10/8/2010	1997	37
Kansas City—Airport—Plaza Circle	Kansas City, MO	(1)	603	992	40	60	153	239	663	1,145	279	2,087	(206)	10/8/2010	1997	37
Kansas City—South	Kansas City, MO	(1)	1,742	—	44	28	227	213	1,770	227	257	2,254	(271)	10/8/2010	1997	(4)
Kansas City—Independence	Independence, MO	(1)	467	2,387	39	59	124	123	526	2,511	162	3,199	(385)	10/8/2010	1997	22
St. Louis—Airport—N. Lindbergh Blvd.	Hazelwood, MO	(1)	1,096	1,583	44	17	192	238	1,113	1,775	282	3,170	(239)	10/8/2010	1996	36
St. Louis—Westport—East Lackland Rd.	Maryland Heights, MO	(1)	1,334	2,692	53	61	135	252	1,395	2,827	305	4,527	(336)	10/8/2010	1996	31
Springfield—South	Springfield, MO	(1)	777	3,170	40	3	156	182	780	3,326	222	4,328	(305)	10/8/2010	1997	37
Kansas City—Northeast—Worlds of Fun	Kansas City, MO	(1)	519	1,538	46	39	111	154	558	1,649	200	2,407	(289)	10/8/2010	1999	24
Columbia—Stadium Blvd.	Columbia, MO	(1)	734	2,511	91	20	102	120	754	2,613	211	3,578	(283)	10/8/2010	2003	43
Kansas City—Country Club Plaza	Kansas City, MO	(1)	1,028	5,114	46	29	138	124	1,057	5,252	170	6,479	(426)	10/8/2010	1998	38
Kansas City—Airport—Tiffany Springs	Kansas City, MO	(1)	811	3,292	52	47	40	193	858	3,332	245	4,435	(331)	10/8/2010	1998	38
St. Louis—Airport—Central	Bridgeton, MO	(1)	$1,743	$1,010	$57	$19	$21	$278	$1,762	$1,031	$335	$3,128	$(215)	10/8/2010	1998	39

ESH Hospitality LLC and Subsidiaries and

ESH Hospitality Strategies LLC and Subsidiaries

Consolidated and Combined

ESH Hospitality LLC and Subsidiaries

SCHEDULE III—REAL ESTATE AND ACCUMULATED DEPRECIATION (Continued)

(Dollars in thousands)

			Initial Cost			Cost Capitalized Subsequent to Acquisition			Gross Amount Carried at Close of Period December 31, 2012
Description	Location	Encumbrances	Land	Building	FF&E	Land and Improvements	Building and Improvements	FF&E	Land and Improvements	Building and Improvements	FF&E	Total (5)	Accumulated Depreciation	Date Acquired	Date of Construction	Depreciable Lives (Years) (3)
St. Louis—Westport—Central	Maryland Heights, MO	(1)	$829	$2,112	$48	$24	$137	$166	$853	$2,249	$214	$3,316	$(250)	10/8/2010	1999	39
Jackson—Ridgeland	Ridgeland, MS	(1)	345	3,103	33	1	5	137	346	3,108	170	3,624	(356)	10/8/2010	1996	26
Jackson—North	Jackson, MS	(1)	256	3,381	40	5	39	201	261	3,420	241	3,922	(344)	10/8/2010	1997	32
Jackson—East Beasley Road	Jackson, MS	(1)	265	3,884	49	9	22	177	274	3,906	226	4,406	(336)	10/8/2010	1999	39
Billings—West End	Billings, MT	(1)	936	3,915	97	6	(1)	127	942	3,914	224	5,080	(336)	10/8/2010	2003	43
Great Falls—Missouri River	Great Falls, MT	(1)	834	5,105	70	11	34	164	845	5,139	234	6,218	(397)	10/8/2010	2002	42
Charlotte—Tyvola Rd.—Executive Park	Charlotte, NC	(1)	1,232	—	19	49	423	557	1,281	423	576	2,280	(109)	10/8/2010	1995	(4)
Greensboro—Wendover Ave.	Greensboro, NC	(1)	1,047	—	33	26	51	178	1,073	51	211	1,335	(122)	10/8/2010	1995	(4)
Charlotte—University Place—E. McCullough Dr.	Charlotte, NC	(1)	1,045	—	35	50	442	574	1,095	442	609	2,146	(151)	10/8/2010	1996	(4)
Raleigh—Cary—Harrison Ave.	Cary, NC	(1)	791	1,353	33	7	22	128	798	1,375	161	2,334	(202)	10/8/2010	1996	26
Raleigh—North Raleigh	Raleigh, NC	(1)	634	1,414	34	15	61	180	649	1,475	214	2,338	(240)	10/8/2010	1996	26
Durham—Research Triangle Park	Durham, NC	(1)	63	984	33	37	24	169	100	1,008	202	1,310	(502)	10/8/2010	1996	26
Raleigh—North Raleigh	Raleigh, NC	(1)	1,120	4,043	38	10	300	435	1,130	4,343	473	5,946	(465)	10/8/2010	1997	37
Fayetteville—Owen Dr.	Fayetteville, NC	(1)	4,253	7,164	43	6	144	188	4,259	7,308	231	11,798	(725)	10/8/2010	1997	32
Raleigh—RDU Airport	Morrisville, NC	(1)	833	3,939	43	5	97	215	838	4,036	258	5,132	(398)	10/8/2010	1997	32
Wilmington—New Centre Drive	Wilmington, NC	(1)	713	3,123	39	15	50	187	728	3,173	226	4,127	(269)	10/8/2010	1998	44
Durham—University	Durham, NC	(1)	1,208	3,006	43	6	298	522	1,214	3,304	565	5,083	(444)	10/8/2010	1997	33
Charlotte—Tyvola Rd.	Charlotte, NC	(1)	1,563	727	54	40	369	548	1,603	1,096	602	3,301	(205)	10/8/2010	1998	38
Asheville—Tunnel Rd.	Asheville, NC	(1)	2,216	2,559	38	11	59	161	2,227	2,618	199	5,044	(251)	10/8/2010	1998	38
Raleigh—Cary—Regency Parkway North	Cary, NC	(1)	903	4,357	44	4	75	206	907	4,432	250	5,589	(374)	10/8/2010	1998	38
Greensboro—Wendover Ave.—Big Tree Way	Greensboro, NC	(1)	1,220	1,866	46	4	273	570	1,224	2,139	616	3,979	(385)	10/8/2010	1996	31
Winston-Salem—Hanes Mall Blvd.	Winston-Salem, NC	(1)	776	2,573	40	5	69	171	781	2,642	211	3,634	(268)	10/8/2010	1996	32
Charlotte—Pineville—Park Rd	Charlotte, NC	(1)	1,111	3,250	60	46	452	604	1,157	3,702	664	5,523	(359)	10/8/2010	1999	39
Charlotte—University Place	Charlotte, NC	(1)	1,208	2,903	44	22	398	614	1,230	3,301	658	5,189	(339)	10/8/2010	1998	39
Winston-Salem—University Parkway	Winston-Salem, NC	(1)	1,003	1,531	44	7	13	121	1,010	1,544	165	2,719	(271)	10/8/2010	1998	24
Durham—Research Triangle Park	Durham, NC	(1)	2,519	351	42	3	18	115	2,522	369	157	3,048	(146)	10/8/2010	1998	26
Durham—RTP—Miami Blvd.—North	Durham, NC	(1)	1,215	2,397	54	15	73	115	1,230	2,470	169	3,869	(251)	10/8/2010	1998	40
Charlotte—Pineville—Pineville Matthews Rd.	Charlotte, NC	(1)	1,859	3,965	52	65	231	212	1,924	4,196	264	6,384	(368)	10/8/2010	1999	43
Raleigh—Cary—Regency Parkway South	Cary, NC	(1)	1,018	4,505	53	41	63	160	1,059	4,568	213	5,840	(376)	10/8/2010	1998	43
Jacksonville—Camp Lejeune	Jacksonville, NC	(1)	4,815	10,609	38	8	296	183	4,823	10,905	221	15,949	(833)	10/8/2010	1998	38
Greensboro—Airport	Greensboro, NC	(1)	1,017	1,618	56	19	57	92	1,036	1,675	148	2,859	(222)	10/8/2010	1999	42
Fayetteville—Cross Creek Mall	Fayetteville, NC	(1)	3,725	9,586	56	34	35	153	3,759	9,621	209	13,589	(763)	10/8/2010	1999	39
Charlotte—Airport	Charlotte, NC	(1)	1,982	636	67	68	670	782	2,050	1,306	849	4,205	(259)	10/8/2010	1998	33
Durham—University—Ivy Creek Blvd.	Durham, NC	(1)	1,684	3,947	57	9	19	233	1,693	3,966	290	5,949	(413)	10/8/2010	1998	33
Raleigh—Crabtree Valley	Raleigh, NC	(1)	1,276	2,350	493	—	—	—	1,276	2,350	493	4,119	(18)	12/13/2012	1998	20
Durham—Research Triangle Park	Durham, NC	(1)	603	1,556	292	—	—	—	603	1,556	292	2,451	(10)	12/13/2012	1997	19
Raleigh—North Raleigh	Raleigh, NC	(1)	956	2,771	43	10	68	226	966	2,839	269	4,074	(315)	10/8/2010	1997	32
Raleigh—Northeast	Raleigh, NC	(1)	1,219	2,471	40	25	64	152	1,244	2,535	192	3,971	(246)	10/8/2010	1999	38
Durham—RTP—Miami Blvd.—South	Durham, NC	(1)	1,405	2,370	107	29	108	281	1,434	2,478	388	4,300	(356)	10/8/2010	1998	42
Omaha—West	Omaha, NE	(1)	1,117	2,601	39	29	55	175	1,146	2,656	214	4,016	(332)	10/8/2010	1997	27
Nashua—Manchester	Nashua, NH	(1)	2,526	1,771	58	12	222	598	2,538	1,993	656	5,187	(229)	10/8/2010	2001	41
Philadelphia—Maple Shade	Maple Shade, NJ	(1)	464	2,987	43	16	71	106	480	3,058	149	3,687	(415)	10/8/2010	1998	23
Philadelphia—Cherry Hill	Cherry Hill, NJ	(1)	337	2,660	32	26	142	126	363	2,802	158	3,323	(250)	10/8/2010	1998	38
Philadelphia—Mt. Laurel -Crawford Place	Mt Laurel, NJ	(1)	313	2,632	31	31	138	130	344	2,770	161	3,275	(265)	10/8/2010	1998	38
Edison—Raritan Center	Edison, NJ	(1)	1,363	8,976	48	95	578	805	1,458	9,554	853	11,865	(763)	10/8/2010	1997	37
Princeton—South Brunswick	S. Brunswick, NJ	(1)	761	3,728	50	46	425	761	807	4,153	811	5,771	(558)	10/8/2010	1999	39
Red Bank—Middletown	Red Bank, NJ	(1)	2,846	2,652	52	33	407	663	2,879	3,059	715	6,653	(279)	10/8/2010	2000	40
Meadowlands—Rutherford	Rutherford, NJ	(1)	1,972	4,661	49	56	591	765	2,028	5,252	814	8,094	(502)	10/8/2010	1999	39
Ramsey—Upper Saddle River	Ramsey, NJ	(1)	704	5,013	64	38	487	603	742	5,500	667	6,909	(453)	10/8/2010	2001	41
Philadelphia—Mt. Laurel—Pacilli Place	Mt Laurel, NJ	(1)	455	4,318	58	41	24	137	496	4,342	195	5,033	(364)	10/8/2010	1999	39
Secaucus—Meadowlands	Secaucus, NJ	(1)	1,644	13,946	122	59	628	748	1,703	14,574	870	17,147	(1,019)	10/8/2010	2002	42
Elizabeth—Newark Airport	Elizabeth, NJ	(1)	202	11,175	119	59	711	790	261	11,886	909	13,056	(1,478)	10/8/2010	2002	42
Somerset—Franklin	Franklin, NJ	(1)	761	4,096	63	50	393	544	811	4,489	607	5,907	(491)	10/8/2010	2001	41
Princeton—West Windsor	Princeton, NJ	(1)	3,758	2,042	45	34	334	615	3,792	2,376	660	6,828	(234)	10/8/2010	2000	40
Mt. Olive—Budd Lake	Budd Lake, NJ	(1)	835	3,898	103	106	292	532	941	4,190	635	5,766	(393)	10/8/2010	2003	43
Hanover—Parsippany	Whippany, NJ	(1)	3,549	6,181	60	79	716	881	3,628	6,897	941	11,466	(605)	10/8/2010	1998	38
Meadowlands—East Rutherford	E.Rutherford, NJ	(1)	957	6,141	61	69	823	961	1,026	6,964	1,022	9,012	(605)	10/8/2010	1999	39
Secaucus—New York City Area	Secaucus, NJ	(1)	307	20,368	73	69	971	1,177	376	21,339	1,250	22,965	(4,086)	10/8/2010	2000	40
Newark—Woodbridge	Woodbridge, NJ	(1)	1,814	9,316	61	108	793	1,034	1,922	10,109	1,095	13,126	(860)	10/8/2010	1999	39
Piscataway—Rutgers University	Piscataway, NJ	(1)	907	6,348	62	150	491	751	1,057	6,839	813	8,709	(596)	10/8/2010	1998	38
Albuquerque—Northeast	Albuquerque, NM	(1)	1,012	1,233	42	25	74	150	1,037	1,307	192	2,536	(272)	10/8/2010	1998	23
Albuquerque—Rio Rancho	Albuquerque, NM	(1)	1,051	4,453	38	2	32	154	1,053	4,485	192	5,730	(363)	10/8/2010	1998	38
Albuquerque—Airport	Albuquerque, NM	(1)	747	2,314	47	27	52	183	774	2,366	230	3,370	(350)	10/8/2010	1999	24
Albuquerque—Rio Rancho Blvd.	Rio Rancho, NM	(1)	1,561	5,734	51	6	139	175	1,567	5,873	226	7,666	(470)	10/8/2010	1998	39
Las Vegas—Valley View	Las Vegas, NV	(1)	2,230	7,604	64	5	190	281	2,235	7,794	345	10,374	(700)	10/8/2010	1995	32
Las Vegas—Boulder Highway	Las Vegas, NV	(1)	1,804	—	41	42	127	236	1,846	127	277	2,250	(141)	10/8/2010	1992	(4)
Reno—South Meadows	Reno, NV	(1)	$1,771	$4,821	$84	$3	$121	$135	$1,774	$4,942	$219	$6,935	$(394)	10/8/2010	2002	42

ESH Hospitality LLC and Subsidiaries and

ESH Hospitality Strategies LLC and Subsidiaries

Consolidated and Combined

ESH Hospitality LLC and Subsidiaries

SCHEDULE III—REAL ESTATE AND ACCUMULATED DEPRECIATION (Continued)

(Dollars in thousands)

			Initial Cost			Cost Capitalized Subsequent to Acquisition			Gross Amount Carried at Close of Period December 31, 2012
Description	Location	Encumbrances	Land	Building	FF&E	Land and Improvements	Building and Improvements	FF&E	Land and Improvements	Building and Improvements	FF&E	Total (5)	Accumulated Depreciation	Date Acquired	Date of Construction	Depreciable Lives (Years) (3)
Las Vegas—Midtown	Las Vegas, NV	(1)	$1,782	$3,495	$45	$8	$55	$203	$1,790	$3,550	$248	$5,588	$(330)	10/8/2010	1998	38
Las Vegas—East Flamingo	Las Vegas, NV	(1)	1,914	3,649	56	4	178	294	1,918	3,827	350	6,095	(407)	10/8/2010	1998	38
Albany—SUNY	Albany, NY	(1)	1,246	6,462	47	36	522	731	1,282	6,984	778	9,044	(532)	10/8/2010	1996	36
Rochester—Henrietta	Rochester, NY	(1)	1,061	7,451	45	32	329	714	1,093	7,780	759	9,632	(587)	10/8/2010	1996	36
Syracuse—Dewitt	East Syracuse, NY	(1)	669	4,692	43	152	495	638	821	5,187	681	6,689	(457)	10/8/2010	1996	36
Buffalo—Amherst	Amherst, NY	(1)	665	5,464	43	49	365	740	714	5,829	783	7,326	(460)	10/8/2010	1997	37
Long Island—Bethpage	Bethpage, NY	(1)	4,024	7,727	44	20	173	226	4,044	7,900	270	12,214	(599)	10/8/2010	1999	39
New York City—LaGuardia Airport	Whitestone, NY	(1)	8,634	14,468	84	58	208	368	8,692	14,676	452	23,820	(1,043)	10/8/2010	2001	41
Long Island—Melville	Melville, NY	(1)	7,498	10,315	73	28	183	304	7,526	10,498	377	18,401	(783)	10/8/2010	2000	40
Rochester—Greece	Rochester, NY	(1)	1,005	4,662	45	28	522	785	1,033	5,184	830	7,047	(416)	10/8/2010	1996	36
White Plains—Elmsford	Elmsford, NY	(1)	1,124	12,986	74	64	372	355	1,188	13,358	429	14,975	(997)	10/8/2010	2000	40
Fishkill—Westage Center	Fishkill, NY	(1)	946	5,653	111	65	268	543	1,011	5,921	654	7,586	(416)	10/8/2010	2004	44
Fishkill—Route 9	Fishkill, NY	(1)	1,616	6,316	47	38	77	176	1,654	6,393	223	8,270	(509)	10/8/2010	1998	38
Cincinnati—Springdale—Tri-County Mall	Springdale, OH	(1)	1,052	—	28	10	92	128	1,062	92	156	1,310	(89)	10/8/2010	1988	(4)
Cincinnati—Fairfield	Fairfield, OH	(1)	459	1,293	28	16	45	72	475	1,338	100	1,913	(172)	10/8/2010	1989	29
Columbus—East	Columbus, OH	(1)	1,036	—	29	59	46	107	1,095	46	136	1,277	(105)	10/8/2010	1989	(4)
Dayton—South	Dayton, OH	(1)	500	1,899	29	22	196	159	522	2,095	188	2,805	(236)	10/8/2010	1989	29
Columbus—Sawmill Rd.	Dublin, OH	(1)	577	460	28	32	81	118	609	541	146	1,296	(124)	10/8/2010	1990	30
Cincinnati—Blue Ash—Reagan Highway	Blue Ash, OH	(1)	535	651	28	37	16	134	572	667	162	1,401	(121)	10/8/2010	1991	31
Akron—Copley	Copley, OH	(1)	795	240	44	16	30	132	811	270	176	1,257	(120)	10/8/2010	1996	26
Dayton—Fairborn	Fairborn, OH	(1)	757	2,848	34	44	34	238	801	2,882	272	3,955	(360)	10/8/2010	1997	27
Toledo—Maumee	Maumee, OH	(1)	912	740	34	35	5	147	947	745	181	1,873	(154)	10/8/2010	1997	27
Cleveland—North Olmsted—Great Northern Mall	North Olmsted, OH	(1)	1,079	563	41	21	19	186	1,100	582	227	1,909	(149)	10/8/2010	1997	27
Cleveland—Middleburg Heights	Middleburg Heights, OH	(1)	980	727	33	9	32	160	989	759	193	1,941	(156)	10/8/2010	1997	27
Cleveland—Westlake	Westlake, OH	(1)	1,569	1,329	36	17	104	125	1,586	1,433	161	3,180	(169)	10/8/2010	1997	40
Akron—Copley	Copley, OH	(1)	875	1,080	35	2	61	165	877	1,141	200	2,218	(158)	10/8/2010	1997	37
Cincinnati—Sharonville	Sharonville, OH	(1)	972	932	46	27	78	187	999	1,010	233	2,242	(191)	10/8/2010	1996	31
Toledo—Holland	Holland, OH	(1)	1,002	2,986	45	27	48	181	1,029	3,034	226	4,289	(289)	10/8/2010	1997	37
Cincinnati—Springdale—I-275	Springdale, OH	(1)	852	1,843	45	24	81	182	876	1,924	227	3,027	(251)	10/8/2010	1996	31
Columbus—North	Columbus, OH	(1)	824	1,251	43	31	69	221	855	1,320	264	2,439	(194)	10/8/2010	1997	37
Columbus—Dublin	Dublin, OH	(1)	1,329	1,294	38	35	65	195	1,364	1,359	233	2,956	(193)	10/8/2010	1998	38
Cincinnati—Blue Ash—Kenwood Road	Blue Ash, OH	(1)	928	2,223	50	10	37	187	938	2,260	237	3,435	(292)	10/8/2010	1998	29
Columbus—Easton	Columbus, OH	(1)	1,185	4,416	50	72	180	221	1,257	4,596	271	6,124	(406)	10/8/2010	1999	39
Columbus—Worthington	Columbus, OH	(1)	781	1,115	36	35	227	190	816	1,342	226	2,384	(208)	10/8/2010	1998	38
Cleveland—Brooklyn	Brooklyn, OH	(1)	1,006	3,280	42	15	46	225	1,021	3,326	267	4,614	(312)	10/8/2010	1999	39
Dayton—North	Dayton , OH	(1)	813	3,567	49	55	140	246	868	3,707	295	4,870	(325)	10/8/2010	2000	40
Cleveland—Beachwood	Orange, OH	(1)	1,619	—	76	8	79	214	1,627	79	290	1,996	(163)	10/8/2010	2002	(4)
Cincinnati—Blue Ash	Blue Ash, OH	(1)	956	697	46	15	15	242	971	712	288	1,971	(176)	10/8/2010	1997	38
Cleveland—Airport—North Olmsted	North Olmsted, OH	(1)	1,169	909	45	32	112	221	1,201	1,021	266	2,488	(191)	10/8/2010	1998	38
Cleveland—Beachwood	Orange, OH	(1)	1,288	2,514	59	11	27	180	1,299	2,541	239	4,079	(283)	10/8/2010	1999	39
Columbus—Polaris	Columbus, OH	(1)	1,431	5,351	61	34	215	236	1,465	5,566	297	7,328	(467)	10/8/2010	1998	39
Columbus—Tuttle	Dublin, OH	(1)	863	3,396	50	19	25	153	882	3,421	203	4,506	(304)	10/8/2010	1998	40
Findlay—Tiffin Avenue	Findlay, OH	(2)	671	2,596	77	29	55	224	700	2,651	301	3,652	(278)	10/8/2010	1999	43
Tulsa—Midtown	Tulsa, OK	(1)	807	2,461	35	22	59	195	829	2,520	230	3,579	(315)	10/8/2010	1997	27
Oklahoma City—Northwest	Oklahoma City, OK	(1)	1,252	3,553	47	1	22	110	1,253	3,575	157	4,985	(306)	10/8/2010	1998	41
Tulsa—Central	Tulsa, OK	(1)	900	4,798	43	9	226	210	909	5,024	253	6,186	(460)	10/8/2010	1997	32
Oklahoma City—Airport	Oklahoma City, OK	(1)	1,197	1,835	37	5	65	187	1,202	1,900	224	3,326	(208)	10/8/2010	1997	37
Oklahoma City—NW Expressway	Oklahoma City, OK	(1)	1,152	2,983	43	26	152	207	1,178	3,135	250	4,563	(283)	10/8/2010	1999	39
Portland—Beaverton—Eider Court	Beaverton, OR	(1)	1,856	5,825	44	28	146	208	1,884	5,971	252	8,107	(473)	10/8/2010	1998	38
Portland—Gresham	Portland, OR	(1)	2,009	2,822	38	38	129	179	2,047	2,951	217	5,215	(269)	10/8/2010	1998	38
Eugene—Springfield	Springfield, OR	(1)	1,431	2,879	41	9	45	163	1,440	2,924	204	4,568	(418)	10/8/2010	1997	22
Salem—North	Salem, OR	(1)	1,490	2,141	42	4	34	103	1,494	2,175	145	3,814	(320)	10/8/2010	1998	24
Portland—Beaverton	Beaverton, OR	(1)	3,210	4,410	50	51	588	835	3,261	4,998	885	9,144	(457)	10/8/2010	1997	32
Portland—Tigard	Tigard, OR	(1)	3,425	4,456	48	47	549	821	3,472	5,005	869	9,346	(450)	10/8/2010	1998	33
Portland—Hillsboro	Hillsboro, OR	(1)	4,174	8,101	63	31	345	166	4,205	8,446	229	12,880	(635)	10/8/2010	1998	40
Philadelphia—Bensalem	Bensalem, PA	(1)	1,408	6,689	38	43	49	199	1,451	6,738	237	8,426	(520)	10/8/2010	1998	38
Philadelphia—Malvern—Great Valley	Malvern, PA	(1)	1,772	2,699	44	64	487	593	1,836	3,186	637	5,659	(292)	10/8/2010	1999	39
Pittsburgh—Carnegie	Carnegie, PA	(1)	697	6,689	41	58	486	628	755	7,175	669	8,599	(548)	10/8/2010	1997	37
Philadelphia—Airport—Tinicum Blvd.	Philadelphia, PA	(1)	1,610	9,057	57	41	68	372	1,651	9,125	429	11,205	(710)	10/8/2010	1998	38
Philadelphia—Exton	Exton, PA	(1)	2,343	2,198	44	94	484	583	2,437	2,682	627	5,746	(263)	10/8/2010	1999	39
Pittsburgh—Monroeville	Monroeville, PA	(1)	1,731	10,487	42	50	434	575	1,781	10,921	617	13,319	(780)	10/8/2010	1999	39
Pittsburgh—Airport	Pittsburgh, PA	(1)	806	6,583	53	54	9	184	860	6,592	237	7,689	(525)	10/8/2010	1998	39
Philadelphia—Airport—Bartram Ave.	Philadelphia, PA	(1)	1,654	7,808	52	55	39	223	1,709	7,847	275	9,831	(618)	10/8/2010	1998	38
Allentown—Bethlehem	Bethlehem, PA	(1)	1,054	3,922	96	13	18	159	1,067	3,940	255	5,262	(346)	10/8/2010	2003	43
Philadelphia—Horsham—Welsh Rd.	Horsham, PA	(1)	1,815	2,708	68	29	478	708	1,844	3,186	776	5,806	(308)	10/8/2010	2001	41
Philadelphia—Plymouth Meeting	Plymouth Meeting, PA	(1)	1,111	7,505	120	112	1,182	806	1,223	8,687	926	10,836	(614)	10/8/2010	2003	43
Pittsburgh—West Mifflin	West Mifflin, PA	(1)	885	7,893	95	42	384	548	927	8,277	643	9,847	(555)	10/8/2010	2003	43
Philadelphia—Horsham—Dresher Rd.	Horsham, PA	(1)	$1,691	$5,111	$49	$57	$651	$871	$1,748	$5,762	$920	$8,430	$(495)	10/8/2010	1998	38

ESH Hospitality LLC and Subsidiaries and

ESH Hospitality Strategies LLC and Subsidiaries

Consolidated and Combined

ESH Hospitality LLC and Subsidiaries

SCHEDULE III—REAL ESTATE AND ACCUMULATED DEPRECIATION (Continued)

(Dollars in thousands)

			Initial Cost			Cost Capitalized Subsequent to Acquisition			Gross Amount Carried at Close of Period December 31, 2012
Description	Location	Encumbrances	Land	Building	FF&E	Land and Improvements	Building and Improvements	FF&E	Land and Improvements	Building and Improvements	FF&E	Total (5)	Accumulated Depreciation	Date Acquired	Date of Construction	Depreciable Lives (Years) (3)
Philadelphia—King of Prussia	King of Prussia, PA	(1)	$2,871	$7,293	$58	$89	$657	$882	$2,960	$7,950	$940	$11,850	$(621)	10/8/2010	1998	38
Philadelphia—Malvern—Swedesford Rd.	Malvern, PA	(1)	78	4,384	40	41	555	682	119	4,939	722	5,780	(609)	10/8/2010	1999	39
Wilkes-Barre—Hwy. 315	Plains Township, PA	(2)	852	3,670	108	30	2	129	882	3,672	237	4,791	(344)	10/8/2010	2003	43
Providence—Warwick	Warwick, RI	(1)	1,563	4,097	69	29	64	249	1,592	4,161	318	6,071	(362)	10/8/2010	2001	41
Providence—West Warwick	West Warwick, RI	(1)	1,245	5,104	66	14	118	192	1,259	5,222	258	6,739	(418)	10/8/2010	2001	41
Providence—East Providence	East Providence, RI	(1)	1,632	6,713	70	10	253	628	1,642	6,966	698	9,306	(501)	10/8/2010	2002	42
Providence—Airport	Warwick, RI	(1)	1,104	2,403	116	30	164	262	1,134	2,567	378	4,079	(328)	10/8/2010	1997	44
Greenville—Haywood Mall	Greenville, SC	(1)	672	1,082	33	5	36	152	677	1,118	185	1,980	(186)	10/8/2010	1995	25
Columbia—West—Stoneridge Dr.	Columbia, SC	(1)	554	1,437	33	12	62	143	566	1,499	176	2,241	(226)	10/8/2010	1995	25
Charleston—Northwoods Blvd.	N. Charleston , SC	(1)	563	2,087	35	19	101	179	582	2,188	214	2,984	(282)	10/8/2010	1996	26
Spartanburg—Asheville Hwy.	Spartanburg, SC	(1)	708	1,721	40	33	131	116	741	1,852	156	2,749	(291)	10/8/2010	1995	20
Charleston—North Charleston	N. Charleston, SC	(1)	1,124	4,483	46	9	845	636	1,133	5,328	682	7,143	(505)	10/8/2010	1996	31
Columbia—Ft. Jackson	Columbia, SC	(1)	1,397	4,865	44	13	66	190	1,410	4,931	234	6,575	(470)	10/8/2010	1997	32
Greenville—Airport	Greenville, SC	(1)	727	3,464	40	11	34	203	738	3,498	243	4,479	(320)	10/8/2010	1996	36
Columbia—West—Interstate 126	Columbia, SC	(1)	896	2,918	43	22	41	221	918	2,959	264	4,141	(337)	10/8/2010	1996	31
Charleston—Mt. Pleasant	Mt. Pleasant , SC	(1)	1,713	5,571	39	12	334	600	1,725	5,905	639	8,269	(487)	10/8/2010	1998	38
Charleston—Airport	N. Charleston, SC	(1)	1,580	5,652	49	23	93	285	1,603	5,745	334	7,682	(502)	10/8/2010	1999	39
Columbia—Harbison	Irmo, SC	(1)	816	3,607	59	8	107	193	824	3,714	252	4,790	(327)	10/8/2010	1999	44
Knoxville—West Hills	Knoxville, TN	(1)	570	1,826	29	11	20	163	581	1,846	192	2,619	(213)	10/8/2010	1990	30
Memphis—Apple Tree	Memphis, TN	(1)	1,052	—	29	5	30	150	1,057	30	179	1,266	(97)	10/8/2010	1990	(4)
Nashville—Brentwood	Brentwood, TN	(1)	668	1,588	33	13	14	115	681	1,602	148	2,431	(254)	10/8/2010	1990	20
Nashville—Airport—Elm Hill Pike	Nashville, TN	(1)	812	1,543	33	59	16	117	871	1,559	150	2,580	(228)	10/8/2010	1993	23
Memphis—Cordova	Memphis, TN	(1)	736	1,937	34	2	64	152	738	2,001	186	2,925	(261)	10/8/2010	1996	26
Knoxville—Cedar Bluff	Knoxville, TN	(1)	768	3,224	36	3	45	141	771	3,269	177	4,217	(319)	10/8/2010	1997	32
Chattanooga—Airport	Chattanooga, TN	(1)	1,045	3,840	44	7	129	182	1,052	3,969	226	5,247	(396)	10/8/2010	1996	31
Nashville—Airport—Briley Pkwy.	Nashville, TN	(1)	1,008	1,455	39	3	5	75	1,011	1,460	114	2,585	(239)	10/8/2010	1997	22
Nashville—Brentwood—South	Brentwood, TN	(1)	1,271	3,746	44	9	41	160	1,280	3,787	204	5,271	(366)	10/8/2010	1996	31
Nashville—Airport	Nashville, TN	(1)	1,033	3,649	42	2	62	154	1,035	3,711	196	4,942	(354)	10/8/2010	1997	32
Memphis—Sycamore View	Memphis, TN	(1)	532	1,939	50	11	33	182	543	1,972	232	2,747	(243)	10/8/2010	1997	33
Memphis—Mt. Moriah	Memphis, TN	(1)	827	1,670	45	81	702	214	908	2,372	259	3,539	(286)	10/8/2010	1999	39
Memphis—Quail Hollow	Memphis, TN	(1)	849	3,071	42	18	55	205	867	3,126	247	4,240	(291)	10/8/2010	1999	39
Nashville—Vanderbilt	Nashville, TN	(1)	1,918	9,993	78	3	84	156	1,921	10,077	234	12,232	(714)	10/8/2010	2002	42
Memphis—Airport	Memphis, TN	(1)	329	1,900	66	16	30	225	345	1,930	291	2,566	(247)	10/8/2010	1998	38
Memphis—Poplar Avenue	Memphis, TN	(1)	1,445	4,416	60	29	128	183	1,474	4,544	243	6,261	(392)	10/8/2010	1999	39
Nashville—Airport—Music City	Nashville, TN	(1)	2,779	2,379	56	4	25	185	2,783	2,404	241	5,428	(279)	10/8/2010	1997	32
Nashville—Franklin—Cool Springs	Franklin, TN	(1)	1,898	3,263	46	10	65	175	1,908	3,328	221	5,457	(348)	10/8/2010	1998	33
Memphis—Wolfchase Galleria	Memphis, TN	(1)	1,137	5,177	75	9	18	203	1,146	5,195	278	6,619	(444)	10/8/2010	1999	41
Dallas—Market Center	Dallas, TX	(1)	748	4,625	71	11	32	154	759	4,657	225	5,641	(405)	10/8/2010	1997	39
Arlington—Six Flags	Arlington, TX	(1)	814	4,330	57	14	70	209	828	4,400	266	5,494	(516)	10/8/2010	1997	27
Houston—Northwest	Houston, TX	(1)	499	4,878	50	30	138	149	529	5,016	199	5,744	(414)	10/8/2010	1997	39
Dallas—Plano—Plano Parkway	Plano, TX	(1)	649	1,999	45	103	24	118	752	2,023	163	2,938	(227)	10/8/2010	1997	41
Houston—Med. Ctr.—Reliant Pk.—La Concha Ln.	Houston, TX	(1)	544	5,470	60	42	14	205	586	5,484	265	6,335	(468)	10/8/2010	1997	39
Houston—Westchase—Westheimer	Houston, TX	(1)	646	6,571	43	34	606	981	680	7,177	1,024	8,881	(746)	10/8/2010	1997	27
El Paso—Airport	El Paso, TX	(1)	951	6,206	55	28	160	213	979	6,366	268	7,613	(591)	10/8/2010	1997	32
Houston—Northwest	Houston, TX	(1)	306	2,264	48	9	42	139	315	2,306	187	2,808	(358)	10/8/2010	1998	23
Houston—Westchase—Richmond	Houston, TX	(1)	286	3,074	38	47	59	203	333	3,133	241	3,707	(272)	10/8/2010	1998	43
Houston—West Oaks	Houston, TX	(1)	330	2,247	48	6	101	90	336	2,348	138	2,822	(344)	10/8/2010	1998	23
Dallas—Greenville Avenue	Dallas, TX	(1)	581	3,125	42	6	91	208	587	3,216	250	4,053	(309)	10/8/2010	1998	38
Dallas—Mesquite	Mesquite, TX	(1)	708	2,442	50	8	35	92	716	2,477	142	3,335	(361)	10/8/2010	1998	24
Houston—Willowbrook—HWY 249	Houston, TX	(1)	329	3,432	38	57	306	212	386	3,738	250	4,374	(342)	10/8/2010	1998	38
Austin—Arboretum—Capital of Texas Hwy.	Austin, TX	(1)	734	4,455	43	80	221	201	814	4,676	244	5,734	(392)	10/8/2010	1999	39
Austin—West	Austin, TX	(1)	549	1,667	49	21	54	151	570	1,721	200	2,491	(297)	10/8/2010	1998	23
Houston—The Woodlands	Spring, TX	(1)	455	5,700	55	56	29	294	511	5,729	349	6,589	(671)	10/8/2010	1998	26
Austin—Round Rock—North	Austin, TX	(1)	604	3,676	50	56	47	275	660	3,723	325	4,708	(434)	10/8/2010	1998	28
Dallas—Irving	Irving, TX	(1)	539	1,701	45	24	11	85	563	1,712	130	2,405	(275)	10/8/2010	1998	24
Houston—Galleria—Westheimer	Houston, TX	(1)	729	9,020	45	35	148	211	764	9,168	256	10,188	(697)	10/8/2010	1999	39
Houston—Greenway Plaza	Houston, TX	(1)	603	8,266	46	42	250	216	645	8,516	262	9,423	(654)	10/8/2010	1998	38
Austin—Downtown—6th St.	Austin, TX	(1)	1,915	12,925	50	50	99	205	1,965	13,024	255	15,244	(942)	10/8/2010	2000	40
Houston—NASA—Johnson Space Center	Houston, TX	(1)	535	4,068	44	105	815	247	640	4,883	291	5,814	(445)	10/8/2010	1998	38
Houston—Katy Frwy—Beltway 8	Houston, TX	(1)	304	2,701	44	53	546	720	357	3,247	764	4,368	(311)	10/8/2010	1999	39
Dallas—Farmers Branch	Farmers Branch, TX	(1)	511	1,451	38	11	24	148	522	1,475	186	2,183	(210)	10/8/2010	1998	28
Corpus Christi—Staples	Corpus, TX	(1)	1,246	5,337	47	27	65	208	1,273	5,402	255	6,930	(477)	10/8/2010	1998	38
Fort Worth—Fossil Creek	Fort Worth, TX	(1)	695	3,944	50	25	71	134	720	4,015	184	4,919	(343)	10/8/2010	1998	40
Dallas—Bedford	Bedford, TX	(1)	540	2,600	53	60	34	116	600	2,634	169	3,403	(261)	10/8/2010	1998	41
Dallas—Lewisville	Lewisville, TX	(1)	564	1,020	38	11	350	586	575	1,370	624	2,569	(330)	10/8/2010	1998	38
Houston—Greenspoint	Houston, TX	(1)	381	840	39	145	418	705	526	1,258	744	2,528	(219)	10/8/2010	1998	28
El Paso—West	El Paso, TX	(1)	918	3,271	34	12	70	178	930	3,341	212	4,483	(390)	10/8/2010	1997	27
Austin—Metro	Austin, TX	(1)	$677	$1,768	$53	$40	$3	$216	$717	$1,771	$269	$2,757	$(220)	10/8/2010	1998	41

ESH Hospitality LLC and Subsidiaries and

ESH Hospitality Strategies LLC and Subsidiaries

Consolidated and Combined

ESH Hospitality LLC and Subsidiaries

SCHEDULE III—REAL ESTATE AND ACCUMULATED DEPRECIATION (Continued)

(Dollars in thousands)

			Initial Cost			Cost Capitalized Subsequent to Acquisition			Gross Amount Carried at Close of Period December 31, 2012
Description	Location	Encumbrances	Land	Building	FF&E	Land and Improvements	Building and Improvements	FF&E	Land and Improvements	Building and Improvements	FF&E	Total (5)	Accumulated Depreciation	Date Acquired	Date of Construction	Depreciable Lives (Years) (3)
Dallas—Las Colinas—Meadow Creek Dr.	Las Colinas, TX	(1)	$844	$3,605	$84	$6	$31	$209	$850	$3,636	$293	$4,779	$(359)	10/8/2010	1998	40
San Antonio—Colonnade	San Antonio, TX	(1)	865	5,060	52	9	6	171	874	5,066	223	6,163	(431)	10/8/2010	1998	40
Fort Worth—Southwest	Fort Worth, TX	(1)	1,102	3,734	46	11	45	116	1,113	3,779	162	5,054	(320)	10/8/2010	1998	40
Fort Worth—Fossil Creek	Fort Worth, TX	(1)	600	2,253	43	13	267	111	613	2,520	154	3,287	(375)	10/8/2010	1998	23
Fort Worth—City View	Fort Worth, TX	(1)	724	2,888	43	24	194	207	748	3,082	250	4,080	(293)	10/8/2010	1999	39
Amarillo—West	Amarillo, TX	(1)	489	3,478	45	5	71	245	494	3,549	290	4,333	(300)	10/8/2010	2000	40
Laredo—Del Mar	Laredo, TX	(1)	513	2,959	63	28	145	208	541	3,104	271	3,916	(295)	10/8/2010	2001	41
Waco—Woodway	Waco, TX	(1)	553	4,053	47	1	34	182	554	4,087	229	4,870	(333)	10/8/2010	2001	41
Austin—Southwest	Austin, TX	(1)	4,628	3,811	84	45	443	730	4,673	4,254	814	9,741	(357)	10/8/2010	2002	42
Lubbock—Southwest	Lubbock, TX	(1)	571	4,931	76	6	83	216	577	5,014	292	5,883	(409)	10/8/2010	2002	42
Austin—Northwest—Lakeline Mall	Austin, TX	(1)	601	2,842	75	62	391	694	663	3,233	769	4,665	(295)	10/8/2010	2002	42
Austin—Round Rock—South	Austin , TX	(1)	676	3,755	96	51	380	647	727	4,135	743	5,605	(337)	10/8/2010	2003	43
Austin—Arboretum—South	Austin, TX	(1)	1,059	2,857	44	66	585	945	1,125	3,442	989	5,556	(375)	10/8/2010	1995	30
Austin—Downtown—Town Lake	Austin, TX	(1)	3,043	11,933	58	53	192	368	3,096	12,125	426	15,647	(1,002)	10/8/2010	1998	38
Arlington	Arlington, TX	(1)	1,155	871	43	29	795	769	1,184	1,666	812	3,662	(434)	10/8/2010	1995	30
Dallas—Las Colinas—Carnaby St.	Irving, TX	(1)	1,220	3,061	51	45	29	216	1,265	3,090	267	4,622	(370)	10/8/2010	1996	31
Dallas—DFW Airport N.	Irving, TX	(1)	698	1,510	130	21	(2)	217	719	1,508	347	2,574	(269)	10/8/2010	2003	43
Dallas—North Addison—Tollway	Dallas, TX	(1)	493	1,268	39	6	61	188	499	1,329	227	2,055	(202)	10/8/2010	1993	31
Dallas—Coit Road	Dallas, TX	(1)	555	1,430	42	23	75	217	578	1,505	259	2,342	(221)	10/8/2010	1994	29
Dallas—Frankford Road	Dallas, TX	(1)	891	1,301	131	14	138	294	905	1,439	425	2,769	(297)	10/8/2010	2002	42
Dallas—Plano Parkway	Plano, TX	(1)	776	3,662	118	7	54	202	783	3,716	320	4,819	(359)	10/8/2010	1996	43
Dallas—Richardson	Richardson, TX	(1)	1,014	5,535	144	14	23	298	1,028	5,558	442	7,028	(507)	10/8/2010	2002	42
Fort Worth—Medical Center	Fort Worth, TX	(1)	1,811	3,954	39	15	123	195	1,826	4,077	234	6,137	(426)	10/8/2010	1996	31
Houston—Galleria—Uptown	Houston, TX	(1)	890	9,696	66	47	155	217	937	9,851	283	11,071	(811)	10/8/2010	1998	38
Houston—Med. Ctr.—Reliant Pk.—Fannin St.	Houston, TX	(1)	1,311	7,833	53	114	773	1,209	1,425	8,606	1,262	11,293	(851)	10/8/2010	1995	30
Houston—Willowbrook	Houston, TX	(1)	836	4,187	48	65	628	931	901	4,815	979	6,695	(494)	10/8/2010	1995	30
San Antonio—Airport	San Antonio, TX	(1)	1,443	4,710	53	17	169	206	1,460	4,879	259	6,598	(533)	10/8/2010	1995	30
Houston—Med. Ctr.—Braeswood Blvd.	Houston, TX	(1)	998	10,111	122	67	205	226	1,065	10,316	348	11,729	(892)	10/8/2010	1997	38
Houston—NASA—Bay Area Blvd.	Webster, TX	(1)	516	5,301	45	38	166	200	554	5,467	245	6,266	(445)	10/8/2010	1997	40
Dallas—Plano	Plano, TX	(1)	735	4,386	90	16	74	229	751	4,460	319	5,530	(418)	10/8/2010	1999	41
Austin—Northwest—Research Park	Austin, TX	(1)	1,028	5,422	59	81	198	317	1,109	5,620	376	7,105	(497)	10/8/2010	1998	41
Houston—Stafford	Stafford, TX	(1)	389	1,774	35	82	51	211	471	1,825	246	2,542	(229)	10/8/2010	1997	34
Austin—Arboretum—North	Austin, TX	(1)	1,080	5,322	56	30	19	248	1,110	5,341	304	6,755	(459)	10/8/2010	1998	40
Dallas—Las Colinas—Green Park Dr.	Irving, TX	(1)	875	2,338	98	13	203	235	888	2,541	333	3,762	(302)	10/8/2010	1998	43
Austin—North Central	Austin, TX	(1)	1,711	—	58	53	119	336	1,764	119	394	2,277	(183)	10/8/2010	1998	(4)
Dallas—North Park	Dallas, TX	(1)	581	3,317	50	19	129	312	600	3,446	362	4,408	(366)	10/8/2010	1997	35
Salt Lake City—Sandy	Sandy, UT	(1)	977	3,949	45	48	177	206	1,025	4,126	251	5,402	(370)	10/8/2010	1998	38
Salt Lake City—West Valley Center	West Valley, UT	(1)	1,183	3,592	43	38	57	253	1,221	3,649	296	5,166	(346)	10/8/2010	1997	37
Salt Lake City—Union Park	Midvale, UT	(1)	1,236	4,122	47	3	248	301	1,239	4,370	348	5,957	(404)	10/8/2010	1997	37
Salt Lake City—Mid Valley	Salt Lake City, UT	(1)	1,961	3,716	58	16	199	302	1,977	3,915	360	6,252	(478)	10/8/2010	1997	32
Salt Lake City—Sugar House	Salt Lake City, UT	(1)	2,166	7,029	39	27	46	124	2,193	7,075	163	9,431	(637)	10/8/2010	1998	33
Newport News—I-64—Jefferson Avenue	Newport News, VA	(1)	982	2,655	34	2	27	182	984	2,682	216	3,882	(323)	10/8/2010	1997	27
Richmond—Innsbrook	Glen Allen, VA	(1)	1,069	1,991	45	15	55	271	1,084	2,046	316	3,446	(292)	10/8/2010	1997	27
Washington, D.C.—Chantilly—Dulles South	Chantilly, VA	(1)	1,166	5,159	46	35	426	613	1,201	5,585	659	7,445	(467)	10/8/2010	2000	40
Newport News—Oyster Point	Newport News, VA	(1)	688	2,950	44	1	64	239	689	3,014	283	3,986	(308)	10/8/2010	1996	32
Chesapeake—Crossways Blvd.	Chesapeake, VA	(1)	1,171	4,773	47	19	55	219	1,190	4,828	266	6,284	(454)	10/8/2010	1996	32
Roanoke—Airport	Roanoke, VA	(1)	844	1,949	35	5	70	196	849	2,019	231	3,099	(231)	10/8/2010	1998	34
Richmond—W. Broad Street—Glenside—South	Richmond, VA	(1)	660	1,677	39	46	1,192	280	706	2,869	319	3,894	(352)	10/8/2010	1997	32
Washington, D.C.—Sterling	Sterling , VA	(1)	1,375	5,167	39	41	149	229	1,416	5,316	268	7,000	(429)	10/8/2010	1998	38
Virginia Beach—Independence Blvd.	Virginia Beach, VA	(1)	1,769	6,115	43	28	132	240	1,797	6,247	283	8,327	(578)	10/8/2010	1996	31
Washington, D.C.—Alexandria—Landmark	Alexandria, VA	(1)	3,627	10,696	44	49	246	262	3,676	10,942	306	14,924	(790)	10/8/2010	1999	39
Richmond—I-64—West Broad Street	Richmond, VA	(1)	1,008	4,037	55	22	96	125	1,030	4,133	180	5,343	(352)	10/8/2010	1999	40
Washington, D.C.—Fairfax—Fair Oaks	Fairfax, VA	(1)	936	5,713	61	30	386	613	966	6,099	674	7,739	(501)	10/8/2010	2000	40
Washington, D.C.—Springfield	Springfield, VA	(1)	3,417	15,207	134	37	406	602	3,454	15,613	736	19,803	(1,018)	10/8/2010	2004	44
Washington, D.C.—Herndon—Dulles	Herndon, VA	(1)	1,159	5,808	150	35	5	187	1,194	5,813	337	7,344	(478)	10/8/2010	2005	45
Lynchburg—University Blvd.	Lynchburg, VA	(1)	1,259	4,899	94	5	16	231	1,264	4,915	325	6,504	(410)	10/8/2010	2003	43
Hampton—Coliseum	Hampton, VA	(1)	1,049	2,120	97	10	42	224	1,059	2,162	321	3,542	(273)	10/8/2010	2003	43
Washington, D.C.—Centreville—Manassas	Centerville, VA	(1)	$1,542	$4,922	$105	$38	$366	$559	$1,580	$5,288	$664	$7,532	$(427)	10/8/2010	2004	44

ESH Hospitality LLC and Subsidiaries and

ESH Hospitality Strategies LLC and Subsidiaries

Consolidated and Combined

ESH Hospitality LLC and Subsidiaries

SCHEDULE III—REAL ESTATE AND ACCUMULATED DEPRECIATION (Concluded)

(Dollars in thousands)

			Initial Cost			Cost Capitalized Subsequent to Acquisition			Gross Amount Carried at Close of Period December 31, 2012
Description	Location	Encumbrances	Land	Building	FF&E	Land and Improvements	Building and Improvements	FF&E	Land and Improvements	Building and Improvements	FF&E	Total (5)	Accumulated Depreciation	Date Acquired	Date of Construction	Depreciable Lives (Years) (3)
Washington, DC—Alexandria—Eisenhower Ave.	Alexandria, VA	(1)	$5,147	$14,424	$60	$62	$542	$852	$5,209	$14,966	$912	$21,087	$(1,168)	10/8/2010	1999	39
Washington, D.C.—Chantilly	Chantilly, VA	(1)	2,655	3,015	511	—	—	—	2,655	3,015	511	6,181	(21)	12/13/2012	1998	22
Washington, DC—Dulles Airport—Sterling	Sterling, VA	(1)	4,709	2,618	707	—	—	—	4,709	2,618	707	8,034	(26)	12/13/2012	1998	23
Washington, D.C.—Fairfax—Fair Oaks	Fairfax, VA	(1)	4,167	4,053	693	—	—	—	4,167	4,053	693	8,913	(23)	12/13/2012	1998	26
Washington, D.C.—Falls Church—Merrifield	Fairfax, VA	(1)	4,389	6,653	910	—	—	—	4,389	6,653	910	11,952	(22)	12/13/2012	1998	33
Washington, D.C.—Reston	Reston, VA	(1)	5,766	7,250	795	—	—	—	5,766	7,250	795	13,811	(27)	12/13/2012	1998	34
Washington, D.C.—Tysons Corner	Vienna, VA	(1)	3,716	12,425	49	68	422	728	3,784	12,847	777	17,408	(1,002)	10/8/2010	1999	39
Richmond—Innsbrook	Glen Allen, VA	(1)	1,999	2,496	501	—	—	—	1,999	2,496	501	4,996	(21)	12/13/2012	1997	19
North Chesterfield—Arboretum	Richmond, VA	(1)	1,368	3,745	45	8	59	269	1,376	3,804	314	5,494	(356)	10/8/2010	1998	38
Washington, D.C.—Chantilly—Airport	Chantilly, VA	(1)	1,402	3,390	40	(52)	400	626	1,350	3,790	666	5,806	(372)	10/8/2010	1998	38
Washington, D.C.—Fairfax	Fairfax, VA	(1)	1,799	3,734	49	58	400	642	1,857	4,134	691	6,682	(394)	10/8/2010	1999	39
Chesapeake—Churchland Blvd.	Chesapeake, VA	(1)	647	2,762	57	11	27	203	658	2,789	260	3,707	(263)	10/8/2010	2001	42
Chesapeake—Greenbrier Circle	Chesapeake, VA	(1)	807	5,349	109	6	5	127	813	5,354	236	6,403	(423)	10/8/2010	2005	44
Portland—Vancouver	Vancouver, WA	(1)	1,122	5,671	42	58	519	707	1,180	6,190	749	8,119	(490)	10/8/2010	1997	37
Seattle—Federal Way	Federal Way, WA	(1)	761	4,918	38	57	466	588	818	5,384	626	6,828	(445)	10/8/2010	1999	39
Seattle—Renton	Renton, WA	(1)	1,714	5,924	62	49	204	243	1,763	6,128	305	8,196	(500)	10/8/2010	1998	39
Seattle—Kent	Kent, WA	(1)	923	3,724	43	37	223	259	960	3,947	302	5,209	(356)	10/8/2010	1998	38
Tacoma—Fife	Fife, WA	(1)	814	4,397	38	62	459	626	876	4,856	664	6,396	(427)	10/8/2010	1997	37
Seattle—Tukwila	Tukwila, WA	(1)	1,056	4,724	38	42	460	472	1,098	5,184	510	6,792	(480)	10/8/2010	1997	32
Seattle—Lynnwood	Lynnwood, WA	(1)	1,829	5,408	41	44	244	267	1,873	5,652	308	7,833	(472)	10/8/2010	1998	38
Seattle—Everett—North	Everett, WA	(1)	1,175	6,615	38	45	420	657	1,220	7,035	695	8,950	(591)	10/8/2010	1997	37
Spokane—Valley	Spokane, WA	(1)	626	2,848	38	6	4	74	632	2,852	112	3,596	(373)	10/8/2010	1998	23
Seattle—Bellevue—Downtown	Bellevue, WA	(1)	3,672	9,062	55	57	224	281	3,729	9,286	336	13,351	(711)	10/8/2010	1998	38
Tacoma—South	Tacoma, WA	(1)	1,162	6,871	40	43	194	226	1,205	7,065	266	8,536	(508)	10/8/2010	1998	40
Seattle—Bothell—West	Bothell , WA	(1)	1,236	5,978	64	40	358	509	1,276	6,336	573	8,185	(484)	10/8/2010	2001	41
Seattle—Kent—Des Moines	Kent , WA	(1)	869	3,865	43	6	41	97	875	3,906	140	4,921	(476)	10/8/2010	1998	24
Tacoma—Puyallup	Puyallup, WA	(1)	994	3,934	43	3	5	65	997	3,939	108	5,044	(490)	10/8/2010	1998	23
Tacoma—Hosmer	Tacoma, WA	(1)	734	3,436	46	3	23	102	737	3,459	148	4,344	(433)	10/8/2010	1999	24
Seattle—Everett—Silverlake	Everett, WA	(1)	4,008	9,000	54	46	163	165	4,054	9,163	219	13,436	(680)	10/8/2010	1999	40
Olympia—Tumwater	Tumwater, WA	(1)	1,428	5,495	70	58	381	668	1,486	5,876	738	8,100	(431)	10/8/2010	2001	41
Seattle—Mukilteo	Mukilteo, WA	(1)	1,894	8,893	84	40	258	484	1,934	9,151	568	11,653	(647)	10/8/2010	2002	42
Seattle—Northgate	Seattle, WA	(1)	1,214	8,655	86	62	382	666	1,276	9,037	752	11,065	(666)	10/8/2010	2002	42
Seattle—Bellevue—Factoria	Bellevue, WA	(1)	2,697	8,912	55	34	101	305	2,731	9,013	360	12,104	(811)	10/8/2010	1997	32
Seattle—Redmond	Bellevue, WA	(1)	6,206	16,067	71	38	25	253	6,244	16,092	324	22,660	(1,367)	10/8/2010	1998	33
Seattle—Southcenter	Tukwila, WA	(1)	1,005	4,129	35	72	510	649	1,077	4,639	684	6,400	(471)	10/8/2010	1998	33
Seattle—Bothell—Canyon Park	Bothell, WA	(1)	2,266	7,932	57	65	424	846	2,331	8,356	903	11,590	(702)	10/8/2010	1998	39
Milwaukee—Wauwatosa	Wauwatosa, WI	(1)	1,732	5,151	44	33	71	272	1,765	5,222	316	7,303	(401)	10/8/2010	1997	41
Appleton—Fox Cities	Appleton, WI	(1)	1,129	3,042	39	6	50	176	1,135	3,092	215	4,442	(294)	10/8/2010	1997	37
Madison—Junction Court	Madison, WI	(1)	1,197	2,790	39	10	29	219	1,207	2,819	258	4,284	(269)	10/8/2010	1998	38
Milwaukee—Waukesha	Waukesha, WI	(1)	1,311	3,215	44	21	66	260	1,332	3,281	304	4,917	(315)	10/8/2010	1997	37
Madison—Old Sauk Rd.	Madison, WI	(1)	1,332	2,506	46	30	25	157	1,362	2,531	203	4,096	(254)	10/8/2010	1998	39
Milwaukee—Brookfield	Brookfield, WI	(1)	2,579	5,647	49	18	83	311	2,597	5,730	360	8,687	(491)	10/8/2010	1998	38

Subtotal Hotel Properties			1,303,797	2,639,936	47,995	22,173	133,181	223,552	1,325,970	2,773,117	271,547	4,370,634	(265,401)

Land Available for Development	Bloomington, MN	—	1,821	—	—	—	—	—	1,821	—	—	1,821	—	10/8/2010

Management Business	Charlotte, NC	—	—	—	—	—	—	13,509	—	—	13,509	13,509	(9,941)	9/1/2011

Investment in Real Estate		—	$1,305,618	$2,639,936	$47,995	$22,173	$133,181	$237,061	$1,327,791	$2,773,117	$285,056	$4,385,964	$(275,342)

(1)	Each of these properties serves as collateral for ESH REIT’s $2.52 billion 2012 Mortgage Loan.
(2)	Each of these properties serves as collateral for ESH REIT’s $6.25 million Assumed Mortgage Loan.
(3)	Depreciable lives are based on the largest asset – building; however, a portion of the real estate at each hotel property consists of items with a useful life less than that of the building.
(4)	The majority of the real estate at this property consists of furniture, fixtures and equipment, which have a useful life of 1 to 20 years.
(5)	The aggregate cost, net of accumulated tax depreciation, for Federal Income Tax purposes as of December 31, 2012 was $4,071,029.
(6)	Includes impairment charge of $1,420.

ESH Hospitality LLC and Subsidiaries and

ESH Hospitality Strategies LLC and Subsidiaries

Consolidated and Combined

ESH Hospitality LLC and Subsidiaries

SCHEDULE III—REAL ESTATE AND ACCUMULATED DEPRECIATION (Concluded)

A summary of activity of investment in real estate and accumulated depreciation is as follows:

The changes in investment in real estate for the years ended December 31, 2012 and 2011, for the period from October 8, 2010 to December 31, 2010 and for the period from January 1, 2010 to October 7, 2010 are as follows:

	Successor(1)			Predecessor(1)
	Year Ended December 31, 2012	Year Ended December 31, 2011	Period from October 8, 2010 through December 31, 2010	Period from January 1, 2010 through October 7, 2010
Balance, beginning of the period	$3,996,335	$3,894,468	$8,879	$7,291,186
Additions during period:
Acquisitions	131,831	—	3,874,840	—
Capital Expenditures	271,222	116,279	10,749	38,483
Deductions during period:
Dispositions and Other	12,004	14,412	—	3,243
Impairment	1,420	—	—	13,241

Balance, end of period	$4,385,964	$3,996,335	$3,894,468	$7,313,185

The changes in accumulated depreciation for the years ended December 31, 2012 and 2011 and for the period from October 8, 2010 to December 31, 2010 and for the period from January 1, 2010 to October 7, 2010 are as follows:

	Successor(1)			Predecessor(1)
	Year Ended December 31, 2012	Year Ended December 31, 2011	Period from October 8, 2010 through December 31, 2010	Period from January 1, 2010 through October 7, 2010
Balance, beginning of the period	$152,203	$33,837	$7,200	$945,180
Additions during period:
Depreciation	128,564	119,064	26,636	289,766
Deductions during period:
Dispositions and Other	5,425	698	(1)	897
Impairment	—	—	—	2,898

Balance, end of period	$275,342	$152,203	$33,837	$1,231,151

(1)	For ESH Hospitality LLC and subsidiaries and ESH Hospitality Strategies LLC and subsidiaries, these entities represent the Successor and Homestead Village LLC and subsidiaries represent the Predecessor. For ESH Hospitality LLC and subsidiaries, this entity represents the Successor and ESH REIT Predecessor represents the Predecessor.

             Shares

Extended Stay America, Inc.

ESH Hospitality, Inc.

Deutsche Bank Securities

Goldman, Sachs & Co.

J.P. Morgan

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses to be paid by the registrants in connection with the sale of the Shares being registered pursuant to this registration statement. All amounts are estimates except for the SEC registration fee, the Financial Regulatory Authority (“FINRA”) filing fee and the NYSE listing fee.

SEC registration fee		$13,640
FINRA filing fee		15,500
NYSE listing fee		25,000
Accounting fee and expenses		*
Legal fees and expenses		*
Printing and engraving expenses		*
Blue Sky qualification fees and expenses		*
Transfer agent and registrar fees and expenses		*
Miscellaneous		*

Total	$	*

*	To be filed by amendment.

Item 14. Indemnification of Directors and Officers.

Section 102(b)(7) of the Delaware General Corporation Law (the “DGCL”) allows a corporation to provide in its certificate of incorporation that a director of the corporation will not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except where the director breached the duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. The charters and bylaws of the Company and ESH REIT will provide for this limitation of liability.

Section 145 of the DGCL (“Section 145”), provides, among other things, that a Delaware corporation may indemnify any person who was, is or is threatened to be made, party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was unlawful. A Delaware corporation may indemnify any persons who were or are a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person is or was a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests, provided further that no indemnification is permitted without judicial approval if the officer, director, employee or agent is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses (including attorneys’ fees) which such officer or director has actually and reasonably incurred.

Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his or her status as such, whether or not the corporation would otherwise have the power to indemnify such person under Section 145.

The bylaws of the Company and ESH REIT will provide that the Company and ESH REIT, as the case may be, must indemnify and advance expenses to the Company’s and ESH REIT’s directors and officers to the full extent authorized by the DGCL.

The indemnification rights set forth above shall not be exclusive of any other right which an indemnified person may have or hereafter acquire under any statute, any provision of the Company’s and ESH REIT’s charters, the Company’s and ESH REIT’s bylaws, agreement, vote of stockholders or disinterested directors or otherwise. Notwithstanding the foregoing, the Company and ESH REIT shall not be obligated to indemnify a director or officer in respect of a proceeding (or part thereof) instituted by such director or officer, unless such proceeding (or part thereof) has been authorized by Company’s or ESH REIT’s board of directors, as the case may be, pursuant to the applicable procedure outlined in the Company’s or ESH REIT’s bylaws.

Section 174 of the DGCL provides, among other things, that a director, who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption, may be held jointly and severally liable for such actions. A director who was either absent when the unlawful actions were approved or dissented at the time may avoid liability by causing his or her dissent to such actions to be entered in the books containing the minutes of the meetings of the Company’s or ESH REIT’s board of directors, as the case may be, at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.

The Company and ESH REIT expect to maintain standard policies of insurance that provide coverage (1) to the Company’s and ESH REIT’s directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act and (2) to us with respect to indemnification payments that the Company or ESH REIT may make to such directors and officers.

The underwriting agreement provides for indemnification by the underwriters of the Company and ESH REIT and the Company’s and ESH REIT’s officers and directors, and by the Company and ESH REIT of the underwriters, for certain liabilities arising under the Securities Act or otherwise in connection with this offering.

Item 15. Recent Sales of Unregistered Securities.

During the three years preceding the filing of this registration statement, the registrants have not sold their securities without registration under the Securities Act of 1933, as amended (the “Securities Act”) except as described below.

On January 3, 2011, ESH REIT sold 125 units of its Preferred Units, no par value per unit (or the Preferred Units), for $1,000 per unit to a select group of investors who are “accredited investors” within the meaning of Rule 501(a) of Regulation D promulgated under the Securities Act. Such issuance was exempt from the registration requirements of the Securities Act pursuant to Section 4(2) thereof. The Preferred Units were sold through H&L Equities, LLC or such other registered broker-dealers as selected by REIT Funding, LLC. In exchange for providing such services, we paid a fee of $38,000 to REIT Funding, LLC (and agreed to reimburse REIT Funding, LLC for certain expenses). From this fee, REIT Funding, LLC was responsible for paying the brokerage or placement fees of $6,250 and advisory fees.

Item 16. Exhibits and Financial Statement Schedules.

(a)	Financial Statements

See F-1 for an index to the financial statements and schedules included in this registration statement.

(b)	Exhibits

Exhibit Number	Description

1.1+	Form of Underwriting Agreement.

2.1*	Debtors’ Fifth Amended Plan of Reorganization Under Chapter 11 of the Bankruptcy Code, as amended.

3.1+	Form of Amended and Restated Certification of Incorporation of Extended Stay America, Inc.

3.2+	Form of Amended and Restated Bylaws of Extended Stay America, Inc.

3.3+	Form of Amended and Restated Certificate of Incorporation of ESH Hospitality, Inc.

3.4+	Form of Amended and Restated Bylaws of ESH Hospitality, Inc.

4.1+	Specimen Stock Certificate.

4.2+	Form of Stockholders Agreement.

4.3+	Form of Registration Rights Agreement.

4.4+	Form of Pairing Agreement.

5.1+	Opinion of Fried, Frank, Harris, Shriver & Jacobson LLP.

8.1+	Tax Opinion of Fried, Frank, Harris, Shriver & Jacobson LLP.

10.1*	Management Agreement between ESA P Portfolio Operating Lessee Inc. and HVM L.L.C., dated October 8, 2010.

10.1.1*	First Amendment to Management Agreement, dated as of April 9, 2012, by and between ESA P Portfolio Operating Lessee Inc. and HVM L.L.C.

10.1.2*	Second Amendment to Management Agreement, between ESA P Portfolio Operating Lessee Inc. and HVM L.L.C., dated November 30, 2012.

10.2*	Management Agreement, between ESA 2007 Operating Lessee Inc. and HVM L.L.C., dated October 8, 2010.

10.3*	Management Agreement, between ESA Canada Operating Lessee Inc., HVM L.L.C. and HVM Canada Hotel Management ULC, dated October 8, 2010.

10.3.1*	First Amendment to Management Agreement, dated as of November 30, 2012, by and between ESA Canada Operating Lessee Inc., HVM L.L.C. and HVM Canada Hotel Management ULC.

10.4*	Trademark License Agreement, dated as of October 8, 2010, by and between ESH Strategies Branding LLC and ESA P Portfolio Operating Lessee Inc.

10.4.1*	First Amendment to Trademark License Agreement, dated as of November 30, 2012, by and between ESH Strategies Branding LLC and ESA P Portfolio Operating Lessee Inc.

10.4.2*	Second Amendment to Trademark License Agreement, dated as of December 13, 2012, by and between ESH Strategies Branding LLC and ESA P Portfolio Operating Lessee Inc.

10.5*	Trademark License Agreement, dated as of October 8, 2010, by and between ESH Strategies Branding LLC and ESA 2007 Operating Lessee Inc.

Exhibit Number	Description

10.6*	Trademark License Agreement, dated as of October 8, 2010, by and between ESH Strategies Branding LLC and LVP Acquisition Corp.

10.7*	Trademark License Agreement, dated as of October 8, 2010, by and between ESH Strategies Branding LLC and ESA Canada Operating Lessee Inc.

10.7.1*	First Amendment to Trademark License Agreement, dated as of November 30, 2012, by and between ESH Strategies Branding LLC and ESA Canada Operating Lessee Inc.

10.8*	Loan Agreement, dated as of November 30, 2012, by and among ESA P Portfolio LLC, ESA P Portfolio MD Borrower LLC, ESA Canada Properties Borrower LLC and ESH/TN Properties LLC, as Borrowers, and ESA P Portfolio MD Trust, as Maryland Owner, ESA Canada Administrator LLC, as Signatory Trustee, ESA Canada Properties Trust, as Canadian Trust, ESA P Portfolio Operating Lessee Inc. and ESA Canada Operating Lessee Inc., collectively, as Operating Lessee, New ESA Canada Operating Lessee LLC and New ESA P Portfolio Operating Lessee LLC, collectively, as Operating Lessee Holdco, and JPMorgan Chase Bank, National Association, German American Capital Corporation, Citigroup Global Markets Realty Corp, Bank of America, N.A. and Goldman Sachs Mortgage Company, collectively, as Lender.

10.9.1*	First Amendment to Loan Agreement, dated as of January 31, 2013, by and among ESA P Portfolio LLC, ESA P Portfolio MD Borrower LLC, ESA Canada Properties Borrower LLC and ESH/TN Properties LLC, as Borrowers, and ESA P Portfolio MD Trust, as Maryland Owner, ESA Canada Administrator LLC, as Signatory Trustee, ESA Canada Properties Trust, as Canadian Trust, ESA P Portfolio Operating Lessee Inc. and ESA Canada Operating Lessee Inc., collectively, as Operating Lessee, New ESA Canada Operating Lessee LLC and New ESA P Portfolio Operating Lessee LLC, collectively, as Operating Lessee Holdco, and JPMorgan Chase Bank, National Association, German American Capital Corporation, Citigroup Global Markets Realty Corp, Bank of America, N.A. and Goldman Sachs Mortgage Company, collectively, as Lender.

10.10*	Mezzanine A Loan Agreement, dated as of November 30, 2012, by and among ESH Mezzanine A LLC, ESH Mezzanine A-2 LLC, ESH Canada Mezzanine A LLC and ESH Canada Mezzanine A-2 LLC, collectively, as Borrower, and JPMorgan Chase Bank, National Association, German American Capital Corporation, Citigroup Global Markets Realty Corp, Bank of America, N.A. and Goldman Sachs Mortgage Company, collectively, as Lender.

10.11*	Mezzanine B Loan Agreement, dated as of November 30, 2012, by and among ESH Mezzanine B LLC, ESH Mezzanine B-2 LLC, ESH Canada Mezzanine B LLC and ESH Canada Mezzanine B-2 LLC, collectively, as Borrower, and JPMorgan Chase Bank, National Association, German American Capital Corporation, Citigroup Global Markets Realty Corp, Bank of America, N.A. and Goldman Sachs Mortgage Company, collectively, as Lender.

10.12*	Mezzanine C Loan Agreement, dated as of November 30, 2012, by and among ESH Mezzanine C LLC, ESH Mezzanine C-2 LLC, ESH Canada Mezzanine C LLC and ESH Canada Mezzanine C-2 LLC, collectively, as Borrower, and JPMorgan Chase Bank, National Association, German American Capital Corporation, Citigroup Global Markets Realty Corp, Bank of America, N.A. and Goldman Sachs Mortgage Company, collectively, as Lender.

10.13*	Credit Agreement, among Extended Stay LLC, as Borrower, the several lenders form time to time parties thereto, Deutsche Bank AG New York Branch, Citibank, N.A., Bank of America, N.A. and Goldman Sachs Bank USA, as Syndication Agents, and JPMorgan Chase Bank, N.A., as Administrative Agent, dated as of November 30, 2012.

10.13.1*	First Amendment to Credit Agreement, dated as of March 28, 2013, among Extended Stay LLC, as Borrower, the lenders party thereto and JPMorgan Chase Bank, N.A., as Administrative Agent.

Exhibit Number	Description

10.14*	Intercreditor Agreement.

21.1+	List of Subsidiaries of Extended Stay America, Inc.

23.1	Consent of Deloitte & Touche LLP.

23.2	Consent of Deloitte & Touche LLP.

23.3	Consent of Deloitte & Touche LLP.

23.4+	Consent of Fried, Frank, Harris, Shriver & Jacobson LLP (included in Exhibit 5.1).

23.5+	Consent of Fried, Frank, Harris, Shriver & Jacobson LLP (included in Exhibit 8.1).

24.1*	Powers of Attorney.

99.1	Consent of Douglas G. Geoga to be named as a director nominee.

99.2	Consent of Richard F. Wallman to be named as a director nominee.

99.3	Consent of A.J. Agarwal to be named as a director nominee.

99.4	Consent of Michael Barr to be named as a director nominee.

99.5	Consent of William D. Rahm to be named as a director nominee.

99.6	Consent of Chris Daniello to be named as a director nominee.

99.7	Consent of Ty Wallach to be named as a director nominee.

+	To be filed by amendment.
*	Previously filed.
†	Management contract or compensatory plan or arrangement required to be posted as an exhibit to this report.

Item 17. Undertakings.

The undersigned Registrants hereby undertake to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrants pursuant to the provisions described in Item 14 above, or otherwise, the Registrants have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrants of expenses incurred or paid by a director, officer or controlling person of the Registrants in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrants will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrants hereby undertake that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective; and

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Extended Stay America, Inc. has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Charlotte, State of North Carolina, on the 20th day of September, 2013.

EXTENDED STAY AMERICA, INC.

By:	/S/ JAMES L. DONALD
James L. Donald
Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/S/ JAMES L. DONALD James L. Donald	Chief Executive Officer (Principal Executive Officer)	September 20, 2013

* Peter J. Crage	Chief Financial Officer (Principal Financial and Accounting Officer)	September 20, 2013

* Douglas G. Geoga	Director	September 20, 2013

* William Kussell	Director	September 20, 2013

* Richard F. Wallman	Director	September 20, 2013

*By:	/s/ JAMES L. DONALD James L. Donald Attorney-in-fact

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, ESH Hospitality LLC has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Charlotte, State of North Carolina, on the 20th day of September, 2013.

ESH Hospitality LLC

By:	/S/ JAMES L. DONALD
James L. Donald
Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/S/ JAMES L. DONALD James L. Donald	Chief Executive Officer (Principal Executive Officer)	September 20, 2013

* Peter J. Crage	Chief Financial Officer (Principal Financial and Accounting Officer)	September 20, 2013

* A.J. Agarwal	Member of the Board of Managers	September 20, 2013

* Michael Barr	Member of the Board of Managers	September 20, 2013

* William D. Rahm	Member of the Board of Managers	September 20, 2013

*By:	/s/ JAMES L. DONALD James L. Donald Attorney-in-fact